As filed with the Securities and Exchange Commission on October 3, 2006
Registration No. 333-137013

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Pre-Effective Amendment
No. 1 To
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
UNIONBANCORP, INC.
(Exact name of registrant as specified in its charter)
6022
(Primary Standard Industrial Classification Code Number)

Delaware	36-3145350
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
122 West Madison Street, Ottawa, Illinois 61350, (815) 431-2720
(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)
Scott A. Yeoman, President and Chief Executive Officer
UnionBancorp, Inc.
122 West Madison Street
Ottawa, Illinois 61350
(815) 431-2720
(name, address, including zip code, and telephone number, including area code, of agent for service)
With copies to:

Theodore L. Eissfeldt, Esq.
Joseph B. Hemker, Esq.
Timothy E. Kraepel, Esq.
Howard & Howard Attorneys PC
One Technology Plaza, Suite 600
211 Fulton Street
Peoria, Illinois 61602-1350
Phone: (309) 672-1483
Fax: (309) 672-1568	John E. Freechack, Esq. Karyn L. Doerfler, Esq. Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLP 333 West Wacker Drive, Suite 2700 Chicago, Illinois 60606 Phone: (312) 984-3100 Fax: (312) 984-3150
     Approximate date of commencement of proposed sale of securities to the public: As soon as practicable after this Registration Statement becomes effective and all other conditions to the proposed merger described herein have been satisfied or waived.
     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering Price	Aggregate	Registration
Securities to be Registered	Registered(1)	Per Share(2)	Offering Price(2)	Fee

Common stock, $1.00 par value	2,698,655 shares	$23.60	$53,073,544	$5,679

(1)	Represents the estimated maximum number of shares to be issued pursuant to the agreement and plan of merger dated as of June 30, 2006, between UnionBancorp, Inc., a Delaware corporation, and Centrue Financial Corporation, a Delaware corporation.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f) of Regulation C under the Securities Act of 1933, as amended.

(3)	The registration fee was previously paid to the Commission.

     DELAYING AMENDMENT: The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Proxy Statement for the Special	Proxy Statement for the Special
Meeting of Stockholders of	Meeting of Stockholders of Centrue
UnionBancorp, Inc.	Financial Corporation
Prospectus of UnionBancorp, Inc. In Connection With an Offering of Up to
2,698,655 Shares of its Common Stock
Merger Proposed — Your Vote is Very Important
      The boards of directors of UnionBancorp, Inc. and Centrue Financial Corporation have approved a merger agreement that would result in a tax-free merger of UnionBancorp with Centrue Financial, with the combined entity adopting the name “Centrue Financial Corporation.”
      In the transaction, Centrue Financial stockholders will be entitled to receive 1.2 shares of UnionBancorp common stock for each share of Centrue Financial common stock they own. As a result of the fixed exchange ratio, the value of the stock consideration that Centrue Financial stockholders will receive in the merger will fluctuate as the price of UnionBancorp common stock changes. We encourage you to read this document carefully and, if you are a Centrue Financial stockholder, to obtain current market price quotations for UnionBancorp common stock.
      UnionBancorp common stock is traded on the NASDAQ Global Market under the symbol “UBCD.” The closing price of UnionBancorp common stock on September 26, 2006, was $19.31.
      To complete this merger we must obtain the necessary government approvals and the approvals of a majority of the stockholders of each of our companies. Each of us will hold a special meeting of our stockholders to vote on this merger proposal. Your vote is very important. Whether or not you plan to attend your stockholder meeting, please take the time to vote by completing and mailing the enclosed proxy card to us. If you date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote FOR the merger. If you do not return your card, or if you do not instruct your broker how to vote any shares held for you in your broker’s name, the effect will be a vote against this merger.
      The dates, times and places of the meetings are as follows:

For UnionBancorp stockholders:	For Centrue Financial stockholders:
Offices of McDonnell	Offices of McDonnell
Investment Management, LLC	Investment Management, LLC
1515 West 22nd Street,	1515 West 22nd Street,
11th Floor	11th Floor
Oak Brook, Illinois	Oak Brook, Illinois
November 9, 2006, 9:00 a.m., local time	November 9, 2006, 10:00 a.m., local time
      This joint proxy statement-prospectus gives you detailed information about the merger we are proposing, and it includes our merger agreement as an appendix. You can also obtain information about our companies from publicly available documents we have filed with the Securities and Exchange Commission. We encourage you to read this entire document carefully.
      For a description of the significant considerations in connection with the merger and related matters described in this document, see “Risk Factors” beginning on page 21.
      We enthusiastically support this combination and join with the other members of our boards of directors in recommending that you vote in favor of the merger.

Scott A Yeoman	Thomas A. Daiber
President and Chief Executive Officer	President and Chief Executive Officer
UnionBancorp, Inc.	Centrue Financial Corporation
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this joint proxy statement-prospectus or determined if this joint proxy statement-prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.
      The securities we are offering through this document are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either of our companies, and they are not insured by the Federal Deposit Insurance Corporation, the Bank Insurance Fund or any other governmental agency.

Joint proxy statement-prospectus dated October 3, 2006,
and first mailed to stockholders on October 10, 2006

UnionBancorp, Inc.
122 West Madison Street
Ottawa, Illinois 61350
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To Be Held On November 9, 2006
       A special meeting of the stockholders of UnionBancorp, Inc., a Delaware corporation, will be held at the offices of McDonnell Investment Management, LLC, 1515 West 22nd Street, 11th Floor, Oak Brook, Illinois, on November 9, 2006, 9:00 a.m., local time, for the following purposes:

1. To consider and vote upon a proposal to adopt the Agreement and Plan of Merger dated as of June 30, 2006, between UnionBancorp, Inc., a Delaware corporation, and Centrue Financial Corporation, a Delaware corporation, and approve the transactions it contemplates, including the merger of Centrue Financial with UnionBancorp and the adoption of an amended and restated certificate of incorporation attached as Exhibit A to the merger agreement.

2. To transact such other business as may properly be brought before the special meeting, or any adjournments or postponements of the special meeting.

The close of business on September 22, 2006, has been fixed as the record date for determining those stockholders entitled to vote at the special meeting and any adjournments or postponements of the special meeting. Accordingly, only stockholders of record on that date are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting.

By Order of the Board of Directors,

Scott A. Yeoman
President and Chief Executive Officer
October 10, 2006
YOUR VOTE IS VERY IMPORTANT
      Whether or not you plan to attend the special meeting in person, please take the time to vote by completing and mailing the enclosed proxy card in the enclosed postage-paid envelope. If you attend the special meeting, you may still vote in person if you wish, even if you have previously returned your proxy card.
      Your board of directors unanimously recommends that you vote FOR adoption of the merger agreement and approval of the transactions it contemplates.

Centrue Financial Corporation
303 Fountains Parkway
Fairview Heights, Illinois 60208
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To Be Held On November 9, 2006
       A special meeting of the stockholders of Centrue Financial Corporation, a Delaware corporation, will be held at the offices of McDonnell Investment Management, LLC, 1515 West 22nd Street, 11th Floor, Oak Brook, Illinois, on November 9, 2006, 10:00 a.m., local time, for the following purposes:

1. To consider and vote upon a proposal to adopt the Agreement and Plan of Merger dated as of June 30, 2006, between UnionBancorp, Inc., a Delaware corporation, and Centrue Financial Corporation, a Delaware corporation, and approve the transactions it contemplates, including the merger of Centrue Financial with UnionBancorp.

2. To transact such other business as may properly be brought before the special meeting, or any adjournments or postponements of the special meeting.
      The close of business on September 22, 2006, has been fixed as the record date for determining those stockholders entitled to vote at the special meeting and any adjournments or postponements of the special meeting. Accordingly, only stockholders of record on that date are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting.

By Order of the Board of Directors,

Thomas A. Daiber
President and Chief Executive Officer
October 10, 2006
YOUR VOTE IS VERY IMPORTANT
      Whether or not you plan to attend the special meeting in person, please take the time to vote by completing and mailing the enclosed proxy card in the enclosed postage-paid envelope. If you attend the special meeting, you may still vote in person if you wish, even if you have previously returned your proxy card.
      Your board of directors unanimously recommends that you vote FOR adoption of the merger agreement and approval of the transactions it contemplates.

i

HOW TO OBTAIN ADDITIONAL INFORMATION
      This joint proxy statement-prospectus incorporates business and financial information about UnionBancorp and Centrue Financial that is not included in or delivered with this document. This information is described on page 164 under “Where You Can Find More Information.” You can obtain free copies of this information by writing or calling:

UnionBancorp, Inc.	Centrue Financial Corporation
122 West Madison Street	303 Fountains Parkway
Ottawa, Illinois 61350	Fairview Heights, Illinois 60208
Attention: Suzanne Fechter, Secretary	Attention: Thomas A. Daiber, Acting Secretary
Telephone: (815) 431-2815	Telephone: (618) 624-1323
      To obtain timely delivery of the documents, you must request the information by November 2, 2006.

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	What am I being asked to vote on?

A:	UnionBancorp stockholders and Centrue Financial stockholders are being asked to adopt a merger agreement that will result in the merger of Centrue Financial with and into UnionBancorp and to approve that merger. By approving the merger, UnionBancorp stockholders will also be approving the adoption of an amended and restated certificate of incorporation attached as Exhibit A to the merger agreement.

Q:	Why do UnionBancorp and Centrue Financial want to merge?

A:	UnionBancorp and Centrue Financial believe that the proposed merger will provide each of its stockholders with substantial benefits and will further each of the companies’ strategic growth plans. As a larger company, the combined entity can provide the capital and resources that the company’s combined subsidiary bank needs to compete effectively and to offer a broader array of products and services to better serve its banking customers.

Q:	What will happen to Centrue Financial and UnionBancorp as a result of the Merger?

A.	If the merger is completed, Centrue Financial will merge with and into UnionBancorp with UnionBancorp being the surviving entity in the merger. The combined entity will operate under the name “Centrue Financial Corporation” and its shares will be traded on the NASDAQ Global Market under the symbol “TRUE.”

Q:	What will I receive for my shares of Centrue?

A:	Stockholders of Centrue Financial will be entitled to receive 1.2 shares of UnionBancorp common stock for each share of Centrue Financial common stock that you own at the effective time of the merger. Fractional shares will not be issued in the merger. Instead of fractional shares, Centrue Financial stockholders will receive cash in an amount determined as described in this joint proxy statement-prospectus.

Q:	What will happen to my shares of UnionBancorp?

A:	All shares of UnionBancorp will remain outstanding.

Q:	Will the value of the merger consideration fluctuate?

A:	Yes. Because the exchange ratio of 1.2 shares of UnionBancorp common stock per share of Centrue Financial common stock is fixed, the value of the stock consideration will fluctuate as the price of UnionBancorp common stock changes. You should obtain current market price quotations for UnionBancorp common stock to determine the current value of the stock consideration.

Q:	How do I exchange my Centrue Financial stock certificates?

A:	If the merger is approved and consummated, after the merger is effective, the exchange agent, Computershare Shareholder Services, Inc., will send to you a letter of transmittal, which will include instructions on where to surrender your stock certificates for exchange.

Q:	What do the UnionBancorp board of directors and the Centrue Financial board of directors recommend?

A:	Each of the boards of directors of UnionBancorp and Centrue Financial recommend and encourage their respective stockholders to vote “FOR” approval of the merger agreement and the transactions it contemplates.

Q:	Who must approve the proposals at the special meeting?

A:	Holders of a majority of the outstanding voting shares of each of Centrue Financial and UnionBancorp as of their respective record dates must adopt the merger agreement and approve the transactions it contemplates.

Q:	When and where will the special meetings take place?

A:	The UnionBancorp special meeting will be held on November 9, 2006, at 9:00 a.m., local time, at the offices of McDonnell Investment Management, LLC, 1515 West 22nd Street, 11th Floor, Oak Brook, Illinois.

The Centrue Financial special meeting will be held on November 9, 2006, at 10:00 a.m., local time, at the offices of McDonnell Investment Management, LLC, 1515 West 22nd Street, 11th Floor, Oak Brook, Illinois.

Q.	Who can vote at the special meetings?

A.	You can vote at the UnionBancorp special meeting if you owned shares of UnionBancorp common stock at the close of business on September 22, 2006, the record date for the UnionBancorp special meeting.

You can vote at the Centrue Financial special meeting if you owned shares of Centrue Financial common stock at the close of business on September 22, 2006, the record date for the Centrue Financial special meeting.

Q:	What do I need to do now?

A:	After reviewing this document, submit your proxy by sending a completed proxy card. By submitting your proxy, you authorize the individuals named in it to represent you and vote your shares at the special meeting in accordance with your instructions.

Your proxy vote is important. Whether or not you plan to attend the special meeting, please submit your proxy promptly in the enclosed envelope.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	Your broker will vote your shares only if you instruct your broker on how to vote. Your broker will send you directions on how to do this.

Q:	How will my shares be voted if I return a blank proxy card?

A:	If you sign and date your proxy card but do not indicate how you want to vote, your proxies will be counted as a vote “FOR” the proposals identified in this document and in the discretion of the persons named as proxies in any other matters properly presented at the special meeting.

Q:	What will be the effect if I do not vote?

A:	Your failure to vote will have the same effect as if you voted against approval of the merger agreement and the transactions it contemplates.

Q:	Can I vote my shares in person?

A:	Yes, if your shares are registered in your own name, you may attend the special meeting and vote your shares in person. However, we recommend that you sign, date and promptly mail the enclosed proxy card.

Q:	Can I change my mind and revoke my proxy?

A:	Yes, you may revoke your proxy and change your vote at any time before the polls close at the special meeting by following the instructions in this document.

Q:	What if I oppose the merger? Do I have appraisal rights?

A:	No. Appraisal rights are not available under the Delaware General Corporation Law.

v

Q:	Who can answer my questions?

A:	You should contact:

UnionBancorp, Inc.
        122 West Madison Street
        Ottawa, Illinois 61350
        Attention: Kurt R. Stevenson
        Telephone: (815) 431-2811

Centrue Financial Corporation
        303 Fountains Parkway
        Fairview Heights, Illinois 60208
        Attention: Thomas A. Daiber
        Telephone: (618) 624-1323

Q:	Is the merger expected to be taxable to me?

A:	In general, the exchange of your Centrue Financial common stock solely for UnionBancorp common stock will not cause you to recognize any taxable gain or loss for federal income tax purposes. However, you will have to recognize taxable income or gain in connection with cash received in lieu of any fractional shares of common stock of the combined company.

Each of UnionBancorp’s and Centrue Financial’s respective obligations to complete the merger is conditioned upon receipt of an opinion about the federal income tax treatment of the merger. The opinion will not bind the Internal Revenue Service, which could take a different view. To review in greater detail the tax consequences to Centrue Financial stockholders, see “Description of Transaction — United States Federal Income Tax Consequences of the Merger,” beginning on page 29. You should consult your own tax advisor for a full understanding of the tax consequences to you of the merger.

Q:	When do you expect the merger to be completed?

A:	We are working to complete the merger as quickly as possible. If approved by the UnionBancorp and Centrue Financial stockholders, we anticipate closing the merger in the fourth quarter of 2006. However, it is possible that factors outside our control could require us to complete the merger at a later time or not complete it at all.

SUMMARY
      This brief summary highlights selected information from this joint proxy statement-prospectus and does not contain all of the information that is important to you. We urge you to carefully read this entire document and the other documents we refer to in this document. These will give you a more complete description of the transaction we are proposing. For more information about our two companies, see “Where You Can Find More Information.” We have included page references in this summary to direct you to other places in this joint proxy statement-prospectus where you can find a more complete description of the topics we have summarized.
General
      This joint proxy statement-prospectus relates to the proposed merger of Centrue Financial with and into UnionBancorp. UnionBancorp and Centrue Financial believe that the merger will enhance stockholder value by allowing Centrue Financial and UnionBancorp stockholders to own stock in a combined company with significantly greater capital and resources than either company standing alone. The merger also creates a combined company that will possess a significantly greater geographic presence than either Centrue Financial or UnionBancorp on a stand-alone basis and will allow the development of enhanced and more competitive products and services.
The Companies
      (pages 80 and 120)

UnionBancorp, Inc.
122 West Madison Street
Ottawa, Illinois 61350
(815) 431-2720
      UnionBancorp, a Delaware corporation, is a bank holding company with a subsidiary bank, UnionBank, headquartered in Ottawa, Illinois with 19 locations in 9 counties throughout northern and central Illinois. At June 30, 2006, UnionBancorp reported, on a consolidated basis, total assets of approximately $657 million, deposits of approximately $523 million and stockholders’ equity of approximately $65 million.

Centrue Financial Corporation
303 Fountains Parkway
Fairview Heights, Illinois 60208
Telephone: (618) 624-1323
      Centrue Financial, a Delaware corporation, is a financial holding company with a subsidiary bank, Centrue Bank, headquartered in Kankakee, Illinois. Centrue Financial operates 20 locations in 9 counties ranging from northeast Illinois to the metropolitan St. Louis area. At June 30, 2006, Centrue Financial reported, on a consolidated basis, total assets of approximately $634.5 million, deposits of approximately $462.3 million and stockholders’ equity of approximately $43.3 million.
Special Meetings
      (pages 24 and 25)
      UnionBancorp stockholders. A special meeting of UnionBancorp stockholders will be held on November 9, 2006, at 9:00 a.m., local time, at the offices of McDonnell Investment Management, LLC, 1515 West 22nd Street, 11th Floor, Oak Brook, Illinois. At the special meeting, stockholders will be asked:

•	to adopt the merger agreement and approve the transactions it contemplates; and

•	to act on other matters that may properly be submitted to a vote at the meeting.

      Centrue Financial stockholders. A special meeting of Centrue Financial stockholders will be held on November 9, 2006, at 10:00 a.m., local time, at the offices of McDonnell Investment Management, LLC, 1515 West 22nd Street, 11th Floor, Oak Brook, IL. At the special meeting, stockholders will be asked:

•	to adopt the merger agreement and approve the transactions it contemplates; and

•	to act on other matters that may properly be submitted to a vote at the meeting.
Record Date; Vote Required
      (pages 24 and 25)
      UnionBancorp stockholders. You may vote at the meeting of UnionBancorp’s stockholders if you owned UnionBancorp common stock at the close of business on September 22, 2006. You can cast one vote for each share of UnionBancorp common stock that you owned at that time. To adopt the merger agreement and approve the transactions it contemplates, the holders of a majority of the outstanding voting shares of UnionBancorp as of the record date must vote in favor of doing so. You may vote your shares in person by attending the meeting or by mailing us your proxy if you are unable to or do not wish to attend. You can revoke your proxy at any time before UnionBancorp takes a vote at the meeting by submitting a written notice revoking the proxy or a later-dated proxy to the secretary of UnionBancorp, or by attending the meeting and voting in person.
      Centrue Financial stockholders. You may vote at the meeting of Centrue Financial’s stockholders if you owned Centrue Financial common stock at the close of business on September 22, 2006. You can cast one vote for each share of Centrue Financial common stock that you owned at that time. To adopt the merger agreement and approve the transactions it contemplates, the holders of a majority of the outstanding voting shares of Centrue Financial as of the record date must vote in favor of doing so. You may vote your shares in person by attending the meeting or by mailing us your proxy if you are unable to or do not wish to attend. You can revoke your proxy at any time before Centrue Financial takes a vote at the meeting by submitting a written notice revoking the proxy or a later-dated proxy to the secretary of Centrue Financial, or by attending the meeting and voting in person.
Authority to Adjourn Special Meeting to Solicit Additional Proxies
      (pages 25 and 27)
      Each of UnionBancorp and Centrue Financial is asking its stockholders to grant full authority for their respective special meetings to be adjourned, if necessary, to permit solicitation of additional proxies to approve the transactions proposed by this joint proxy statement-prospectus.
Appraisal Rights
      (pages 25 and 27)
      Delaware law does not provide you with dissenters’ appraisal rights in the merger.
Recommendation to Stockholders
      (pages 25 and 27)
      UnionBancorp stockholders. UnionBancorp’s board of directors believes that the merger agreement and the merger are fair to its stockholders and in their best interests, and unanimously recommends that their vote “FOR” the proposal to adopt the merger agreement and approve the transactions it contemplates.
      Centrue Financial stockholders. Centrue Financial’s board of directors believes that the merger agreement and the merger are fair to its stockholders and in their best interests, and unanimously recommends that its stockholders vote “FOR” the proposal to adopt the merger agreement and approve the transactions it contemplates.

Share Ownership of Directors
      (pages 116 and 155)
      UnionBancorp stockholders. On the record date, UnionBancorp’s directors owned 675,502 shares, or approximately 17.6% of the outstanding shares of UnionBancorp common stock. UnionBancorp’s directors have agreed to vote their shares to approve the merger agreement and the transactions it contemplates. However, because they own only approximately 17.6% of the outstanding shares of UnionBancorp common stock, there is no assurance that the proposal will be approved.
      Centrue Financial stockholders. On the record date, Centrue Financial’s directors owned 213,117 shares, or approximately 9.5% of the outstanding shares of Centrue Financial common stock. Centrue Financial’s directors have agreed to vote their shares to approve the merger agreement and the transactions it contemplates. However, because they own only approximately 9.5% of the outstanding shares of Centrue Financial common stock, there is no assurance that the proposal will be approved.
The Merger
      (page 27)
      We have attached a copy of the merger agreement to this document as Appendix A. Please read the merger agreement. It is the legal document that governs the merger.
      We propose a combination in which Centrue Financial will merge with and into UnionBancorp. The combined entity will continue under the name “Centrue Financial Corporation” and its shares will be traded on the NASDAQ Global Market under the symbol “TRUE.” The combined company’s main office will be located in Ottawa, Illinois. We expect to complete the merger in the fourth quarter of 2006, although delays could occur.
      At the same time or immediately following the merger, we also intend to merge Centrue Bank into UnionBank. The resulting institution will be an Illinois chartered commercial bank headquartered in Ottawa, Illinois, which will operate under the name “Centrue Bank.”
What You Will Receive in the Merger
      (page 27)
      UnionBancorp stockholders. You will not need to surrender your stock certificates. Each of your shares of UnionBancorp common stock will remain outstanding, and will represent shares of common stock of the combined company.
      Centrue Financial stockholders. Each of your shares of Centrue Financial common stock will automatically become the right to receive 1.2 shares of UnionBancorp common stock. The total number of shares you will have the right to receive will be equal to the number of shares of Centrue Financial common stock you own multiplied by 1.2. For example, if you hold 100 shares of Centrue Financial common stock, you will be entitled to receive 120 shares (100 x 1.2) of UnionBancorp common stock. Based on the $19.31 closing price of UnionBancorp common stock on September 26, 2006, the value of 1.2 shares of UnionBancorp common stock was $23.17, and the total value of the merger consideration was approximately $52.1 million. However, because the exchange ratio is fixed, the market value of the shares of UnionBancorp common stock you will receive in the merger will fluctuate from time to time, causing the total value of the merger consideration to fluctuate.
      Each share of UnionBancorp common stock will include all rights that are attached to or inherent in the then-outstanding shares of UnionBancorp common stock. See “Effect of the Merger on Rights of Stockholders.”
      The number of shares of UnionBancorp common stock Centrue Financial stockholders will receive in the merger is subject to adjustments for reorganizations, recapitalizations, stock dividends and similar events that occur before the merger is completed. None of those adjustments would alter the value of the exchange ratio.

      You will need to surrender your Centrue Financial common stock certificates to receive new certificates representing common stock of the combined company. However, this will not be necessary until you receive written instructions, which will occur on or around the time of the merger.
      UnionBancorp will not issue any fractional shares. Instead, Centrue Financial stockholders will receive cash in lieu of any fractional shares of common stock of the combined company owed to them in exchange for their shares of Centrue Financial common stock. The amount of cash for any fractional shares will be based on the average closing prices of UnionBancorp common stock for the five trading days immediately following the completion of the merger.
Exchange of Stock Certificates
      (page 28)
      On or shortly after the effective date of the merger, Centrue Financial stockholders will receive a letter and instructions on how to surrender their stock certificates representing Centrue Financial common stock in exchange for stock certificates of the combined company. You must carefully review and complete these materials and return them as instructed along with your Centrue Financial common stock certificates. Please do not send any stock certificates to the exchange agent, UnionBancorp or Centrue Financial until you receive these instructions.
Effect of the Merger on Options (page 28)
      In the merger, each stock option to buy Centrue Financial common stock that is outstanding immediately before completing the merger will become an option to buy UnionBancorp common stock and will continue to be governed by the terms of the original plans under which they were issued, except that all options that were not previously exercisable will become immediately exercisable (excluding those issued in connection with the merger). The number of shares of UnionBancorp common stock subject to each of these converted stock options, as well as the exercise price of these stock options, will be adjusted to reflect the exchange ratio applicable in the merger.
      The merger agreement provides that, except for options issued in connection with the merger, options to purchase UnionBancorp common stock will become immediately exercisable upon the merger becoming effective.
Ownership After the Merger
      (page 27)
      Based on the exchange ratio contained in the merger agreement, upon completion of the merger, UnionBancorp will issue 2,698,655 shares of its common stock to Centrue Financial stockholders. Based on these numbers, after the merger, existing UnionBancorp stockholders would own approximately 58.1%, and former Centrue Financial stockholders would own approximately 41.9%, of the outstanding shares of common stock of the combined company.
Effective Time of the Merger
      (page 29)
      The merger will become final when a certificate of merger is filed with the Secretary of State of the State of Delaware. If our stockholders approve the merger at their special meetings, and if UnionBancorp obtains all required regulatory approvals, we anticipate that the merger will be completed in fourth quarter of 2006, although delays could occur.
      We cannot assure you that we can obtain the necessary stockholder and regulatory approvals or that the other conditions to completion of the merger can or will be satisfied.

Federal Income Tax Consequences
      (page 29)
      For federal income tax purposes, the exchange of shares of Centrue Financial common stock for shares of UnionBancorp common stock generally will not cause the holders of Centrue Financial common stock to recognize any gain or loss. Holders of Centrue Financial common stock, however, will recognize income, gain or loss in connection with any cash received to redeem any fractional share interest.
      Tax matters can be complicated, and the tax consequences of the merger to you will depend on your particular tax situation. We urge you to consult your tax advisor to determine the tax consequences of the merger to you.
Reasons for the Merger
      (pages 36 and 37)
      Each of our boards of directors believes the merger will enhance stockholder value by permitting the combined company to expand its presence in northern and central Illinois.
      We expect the merger to strengthen our position as a competitor in the financial services business as a result of our increased resources and the availability of enhanced and more competitive products and services.
      You can find a more detailed discussion of the background of the merger and UnionBancorp’s and Centrue Financial’s reasons for the merger in this document under “Description of Transaction — Background of the Merger” beginning on page 32, “— UnionBancorp’s Reasons for the Merger and Board Recommendation” beginning on page 36 and “— Centrue Financial’s Reasons for the Merger and Board Recommendation” beginning on page 37.
      The discussion of our reasons for the merger includes forward-looking statements about possible or assumed future results of our operations and the performance of the combined company after the merger. For a discussion of factors that could affect these future results, see “A Warning About Forward-Looking Statements” on page 22.
Opinion of Financial Advisors
      (pages 39 and 48)
      UnionBancorp stockholders. Sandler O’Neill & Partners, L.P. has delivered a written opinion to the UnionBancorp board of directors that, as of June 30, 2006, the exchange ratio is fair to the holders of UnionBancorp common stock from a financial point of view. We have attached this opinion to this document as Appendix B. You should read this opinion completely to understand the procedures followed, matters considered and limitations on the reviews undertaken by Sandler O’Neill in providing its opinion.
      Centrue Financial stockholders. Keefe Bruyette & Woods, Inc. has delivered a written opinion to the Centrue Financial board of directors that, as of June 30, 2006, the exchange ratio is fair to the holders of Centrue Financial common stock from a financial point of view. We have attached this opinion to this document as Appendix C. You should read this opinion completely to understand the procedures followed, matters considered and limitations on the reviews undertaken by Keefe Bruyette in providing its opinion.
Conditions to Completion of the Merger
      (page 58)
      The completion of the merger depends on a number of conditions being met. Subject to exceptions described in the merger agreement, these include:

•	accuracy of the respective representations and warranties of UnionBancorp and Centrue Financial in the merger agreement;

•	compliance in all material respects by each of UnionBancorp and Centrue Financial with their respective covenants and agreements in the merger agreement;

•	approval of regulatory authorities;

•	approval of the merger agreement by each company’s stockholders;

•	receipt by each of us of an opinion from UnionBancorp’s accountants that, for federal income tax purposes, Centrue Financial stockholders who exchange their shares for shares of common stock of the combined company will not recognize any gain or loss as a result of the merger, except in connection with the payment of cash instead of fractional shares (this opinion will be subject to various limitations and we recommend that you read the more detailed description of tax consequences provided in this document beginning on page 29); and

•	the absence of any injunction or legal restraint blocking the merger, or of any proceedings by a government body trying to block the merger.
      A party to the merger agreement could choose to complete the merger even though a condition to its obligation has not been satisfied, as long as the law allows it to do so. We cannot be certain when or if the conditions to the merger will be satisfied or waived, or that the merger will be completed.
Termination and Termination Fees
      (page 60)
      The parties can mutually agree at any time to terminate the merger agreement without completing the merger. Also, either party can decide, without the consent of the other, to terminate the merger agreement if the merger has not been completed by March 1, 2007, unless the failure to complete the merger by that time is due to a violation of the merger agreement by the party that wants to terminate the merger agreement. Also, the termination date can be extended for up to ninety days if the sole reason that the closing has not occurred is due to the fact that the regulatory approvals have not been received.
      In addition, either UnionBancorp or Centrue Financial can terminate the merger agreement if the conditions to its respective obligation to complete the merger have not been satisfied or if the board of directors for either UnionBancorp or Centrue Financial determines a competing takeover proposal from a third party is superior to the merger (provided certain notice requirements have been satisfied).
      Either UnionBancorp or Centrue Financial may be required to pay the other party a termination fee if the merger agreement is terminated due to certain circumstances outlined in the merger agreement. For a discussion of these conditions and fees, see “Description of Transaction — Termination and Termination Fees.”
Waiver and Amendment
      (page 62)
      UnionBancorp and Centrue Financial may jointly amend the merger agreement and either party may waive its right to require the other party to adhere to any term or condition of the merger agreement. However, neither may do so after our stockholders approve the merger, if the amendment or waiver would materially and adversely affect the rights of UnionBancorp or Centrue Financial stockholders.
Regulatory Approvals
      (page 62)
      We cannot complete the merger unless we obtain the prior approval (or waiver of such approval) by the Federal Reserve Board and the Illinois Department of Financial and Professional Regulation. Once the Federal Reserve Board approves or waives approval of the merger, we have to wait anywhere from 15 to 30 days before we can complete the merger, during which time the U.S. Department of Justice can challenge the merger on antitrust grounds.

      We have filed all of the required waiver requests, applications or notices with the Federal Reserve Board and the Illinois Department of Financial and Professional Regulation.
      We have also filed applications with the Illinois Department of Financial and Professional Regulation and the FDIC for approval of the merger of the subsidiary banks, UnionBank and Centrue Bank.
Management and Operations After the Merger
      (page 62)
      The present management groups of both companies will share the responsibility of managing the combined company after the completion of the merger. The board of directors of the combined company will be comprised of ten members, five from UnionBancorp and five from Centrue Financial.
      Following the merger, Dennis J. McDonnell will be chairman of the board of directors, Thomas A. Daiber will be President and Chief Executive Officer, Scott A. Yeoman will be Chief Operating Officer and Kurt R. Stevenson will be Chief Financial Officer of the combined company.
Interests of Certain Persons in the Merger
      (page 64)
      Some of our directors and officers have interests in the merger that differ from, or are in addition to, their interests as stockholders in our companies. These interests exist because of employment agreements that certain officers of our companies have and rights that the directors and officers have under some of our benefit plans. These employment agreements and plans will provide the officers with severance benefits if their current employment status changes as a result of the merger, except that both of our companies have agreed to amend or replace most of these employment agreements prior to the completion of our merger to provide that the merger will not require the payment of severance benefits if the merger is completed.
      The members of our boards of directors knew about these additional interests and considered them when they approved the merger agreement and the transactions it contemplates.
Accounting Treatment
      (page 68)
      The merger will be accounted for as a “purchase transaction” in accordance with U.S. generally accepted accounting principles.
Expenses
      (page 68)
      Each of UnionBancorp and Centrue Financial will pay its own expenses in connection with the merger, including filing, registration and application fees, printing fees and fees and expenses of its own financial or other consultants, accountants and counsel.
Material Differences in the Rights of Stockholders
      (page 69)
      Both Centrue Financial and UnionBancorp are incorporated in and governed by Delaware law. Upon our completion of the merger, Centrue Financial stockholders will become stockholders of the combined company and their rights will be governed by the combined company’s certificate of incorporation and by-laws, which are, except as noted in this document, the currently effective certificate of incorporation and by-laws of UnionBancorp. There are material differences between the rights of the stockholders of UnionBancorp and Centrue Financial, which we describe in this document. By approving the merger, UnionBancorp’s stockholders are approving the adoption of an amended and restated certificate of incorporation attached as Exhibit A to the merger agreement.

Comparative Market Prices of Common Stock
      (pages 9 and 10)
      Shares of UnionBancorp common stock are traded on the NASDAQ Global Market (formerly, the NASDAQ National Market) under the symbol “UBCD.” On June 30, 2006, the last trading day before we announced the merger, the last reported trading price of UnionBancorp common stock was $20.05 per share. On September 26, 2006, the last reported trading price of UnionBancorp common stock was $19.31 per share. We can make no prediction or guarantee at what price UnionBancorp common stock will trade after the completion of the merger.
      Shares of Centrue Financial common stock are also traded on the NASDAQ Global Market under the symbol “TRUE.” On June 30, 2006, the last trading day before we announced the merger, the last reported trading price of Centrue Financial common stock was $22.91 per share. On September 26, 2006, the last reported trading price of Centrue Financial common stock was $22.81 per share.
Comparative Per Share Data
      The following table presents comparative historical per share data of UnionBancorp and Centrue Financial and unaudited pro forma per share data that reflect the combination of Centrue with and into UnionBancorp using the purchase method of accounting. The historical financial data of Centrue Financial for the year ended December 31, 2005 has been adjusted for the retrospective adoption of Statements of Financial Accounting Standard No. 123R, Share-Based Payment (“SFAS 123R”) as described in their Quarterly Reports on Form 10-Q for the three months ended March 31, 2006 and for the six months ended June 30, 2006.
      The information listed as “equivalent pro forma” for Centrue Financial was obtained by multiplying the pro forma amounts for UnionBancorp by the exchange ratio of 1.2.
      We expect that we will incur merger and integration charges as a result of combining our companies. We also anticipate that the merger will provide the combined company with financial benefits that include reduced operating expenses and the opportunity to earn more revenue. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect these expenses or benefits and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have actually been had our companies been combined as of the dates or for the periods presented.

UnionBancorp

	As of and for the
	Six Months Ended	Year Ended
	June 30, 2006	December 31, 2005

Historical:
Net income — basic	$0.75	$1.01
Net income — diluted	0.74	0.99
Cash dividends declared	0.24	0.44
Book value	17.31	17.23
Pro forma combined:
Net income — basic	$0.52	1.02
Net income — diluted	0.51	1.01
Cash dividends declared	0.13	0.27
Book value	18.57

Centrue

	As of and for the
	Six Months Ended	Year Ended
	June 30, 2006	December 31, 2005

Historical:
Net income — basic	$0.73	$1.74
Net income — diluted	0.72	1.73
Cash dividends declared	—	—
Book value	19.38	19.05
Equivalent pro forma combined:
Net income — basic	$0.62	1.22
Net income — diluted	0.61	1.21
Cash dividends declared	0.16	0.32
Book value	22.28
Market Price Information
      UnionBancorp common stock is traded on the NASDAQ Global Market under the symbol “UBCD.” Centrue Financial common stock is traded on the NASDAQ Global Market under the symbol “TRUE.” On June 30, 2006, the last trading day before public announcement of the execution of the merger agreement, and September 26, 2006, the most recent practicable date prior to the mailing of this document, the market prices of each of UnionBancorp and Centrue Financial common stock and the equivalent price per share of UnionBancorp common stock giving effect to the merger, were as follows:

	Closing Sales Price

			Equivalent Price Per Share of
			UnionBancorp
	UnionBancorp	Centrue Financial	Common Stock

Price per share June 30, 2006	$20.05	$22.91	$24.06
September 26, 2006	$19.31	$22.81	$23.17
      The “Equivalent Price Per Share of UnionBancorp” at each specified date in the above table represents the product achieved when the closing sales price of a share of UnionBancorp common stock on that date is multiplied by the exchange ratio of 1.2.
      The market price of UnionBancorp common stock will likely fluctuate between the date of this document and the date on which the merger is completed and after the merger. Because the exchange ratio of 1.2 is fixed, the value of the merger consideration will fluctuate as the price of UnionBancorp common stock changes. Stockholders should obtain current market price quotations for shares of UnionBancorp common stock prior to making any decisions with respect to the merger. In addition, the value of the shares of the combined company’s common stock that Centrue Financial stockholders will receive in the merger may increase or decrease after the merger.
      By voting to adopt the merger agreement and approve the transactions it contemplates, Centrue Financial stockholders will be choosing to invest in the combined UnionBancorp/ Centrue Financial, because they will receive UnionBancorp common stock in exchange for their shares of Centrue Financial common stock. An investment in the combined company’s common stock involves significant risk. In addition to the other information included in this joint proxy statement-prospectus, including the matters addressed in “A Warning About Forwarding-Looking Statements” beginning on page 22, Centrue Financial and UnionBancorp stockholders should carefully consider the matters described below in “Risk Factors” beginning on page 21 when determining whether to adopt the merger agreement and approve the transactions it contemplates.

Historical Market Prices and Dividend Information
      UnionBancorp. UnionBancorp’s common stock is traded on the NASDAQ Global Market under the symbol “UBCD.” The following table sets forth, for the calendar quarter indicated, the high and low closing market prices per share of UnionBancorp common stock as reported on the NASDAQ Global Market and the dividends per share of UnionBancorp common stock:

			Dividends
Quarter Ended	High	Low	Declared

Year-to-date 2006:
Third quarter (through September 26, 2006)	$20.17	$17.44	$0.12
Second quarter	21.12	19.44	0.12
First quarter	21.48	20.12	0.12
2005:
Fourth quarter	22.00	20.25	0.11
Third quarter	21.98	20.68	0.11
Second quarter	22.00	20.10	0.11
First quarter	21.78	20.55	0.10
2004:
Fourth quarter	21.94	20.29	0.10
Third quarter	20.88	19.20	0.10
Second quarter	23.00	19.25	0.10
First quarter	22.23	21.00	0.09
      The timing and amount of future dividends on shares of UnionBancorp common stock will depend upon earnings, cash requirements, the financial condition of UnionBancorp and its subsidiaries, applicable government regulations and other factors deemed relevant by UnionBancorp’s board of directors.
      Centrue Financial. Centrue Financial’s common stock is traded on the NASDAQ Global Market under the symbol “TRUE.” Prior to February 25, 2005, Centrue Financial’s common stock traded on the American Stock Exchange under the symbol “CFF.” The following table sets forth, for the calendar quarter indicated, the high and low closing market prices per share of Centrue Financial common stock as reported on the NASDAQ Global Market or the American Stock Exchange, as applicable, and the dividends per share of Centrue Financial common stock:

			Dividends
Quarter Ended	High	Low	Declared

Year-to-date 2006:
Third quarter (through September 26, 2006)	$24.20	$22.26	$—
Second quarter	25.78	22.91	—
First quarter	27.03	25.50	—
2005:
Fourth quarter	27.44	25.70	—
Third quarter	27.00	25.60	—
Second quarter	27.51	25.60	—
First quarter	28.78	27.50	—
2004:
Fourth quarter	28.21	27.15	—
Third quarter	28.05	27.30	—
Second quarter	28.01	25.76	—
First quarter	28.24	27.45	0.075

      In April of 2004, Centrue Financial’s board of directors voted to eliminate its quarterly dividend. Any decision to reinstate dividends, and the timing and amount of future dividends on shares of Centrue Financial common stock will depend upon earnings, cash requirements, the financial condition of Centrue Financial and its subsidiaries, applicable government regulations and other factors deemed relevant by Centrue Financial’s board of directors.
Unaudited Pro Forma Financial Data
      The following unaudited pro forma condensed consolidated financial information is based on the historical financial statements of UnionBancorp and Centrue Financial and has been prepared to illustrate the effects of the merger of Centrue Financial with and into UnionBancorp. The unaudited pro forma condensed consolidated statement of financial condition as of June 30, 2006 and the unaudited pro forma condensed consolidated statements of operations for the six months ended June 30, 2006 and for the year ended December 31, 2005 give effect to this merger, accounted for under the purchase method of accounting.
      The unaudited pro forma condensed consolidated statement of operations for the six months ended June 30, 2006 has been derived from the unaudited interim financial statements of UnionBancorp and Centrue Financial included or incorporated by reference in this joint proxy statement-prospectus. The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2005 is based on the audited financial statements of UnionBancorp and Centrue Financial included or incorporated by reference in this joint proxy statement-prospectus. The historical financial data of Centrue Financial for the year ended December 31, 2005 have been adjusted for the retrospective adoption of SFAS 123R as described in their 2006 quarterly filings. These unaudited pro forma condensed consolidated statements of operations give effect to the transaction as if it has been consummated as of January 1, 2005. The unaudited pro forma condensed consolidated financial statements do not give effect to any anticipated cost savings or revenue enhancements in connection with the transaction.
      The unaudited pro forma condensed consolidated financial statements should be considered together with the historical financial statements of UnionBancorp and Centrue Financial, including the respective notes to those statements, included or incorporated by reference in this joint proxy statement-prospectus. The pro forma information is based on certain assumptions described in the accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Information and does not necessarily indicate the consolidated financial position or the results of operations in the future or the consolidated financial position or the results of operations that would have been realized had the merger transaction been consummated during the periods or as of the date for which the pro forma information is presented.

COMBINED COMPANY PRO FORMA FINANCIAL INFORMATION
      Consolidated Statement of Financial Condition as of June 30, 2006

	Historical
				Mark to Market and Transaction
			Pro Forma	Adjustments				Pro Forma
	Union	Centrue	Before					After
	Bancorp	Financial	Entries	Debit		Credit		Entries

	(In thousands, except per share data)
ASSETS
Cash and cash equivalents	$30,265	$14,856	$45,121			3,060	(e)(f)	$42,061
Certificates of deposits	—	50	50					50
Securities available-for-sale	182,914	121,175	304,089					304,089
Loans	403,455	442,609	846,064			2,160	(g)
						1,000	(h)	842,904
Allowance for loan losses	(6,848)	(4,294)	(11,142)					(11,142)

Net loans	396,607	438,315	834,922					831,762
Cash surrender value of life insurance	15,775	9,647	25,422					25,422
Mortgage servicing rights	2,373	1,054	3,427					3,427
Premises and equipment, net	13,789	22,678	36,467			2,606	(i)	33,861
Goodwill	6,963	14,362	21,325	29,259	(a)	14,362	(j)	36,222
Intangible assets, net	446	1,779	2,225	7,539	(b)	1,779	(j)	7,985
Other real estate	1,390	38	1,428					1,428
Other assets	6,309	10,549	16,858			205	(m)	16,653

Total assets	$656,831	$634,503	$1,291,334					$1,302,960

LIABILITIES AND STOCKHOLDERS’ EQUITY

Liabilities
Deposits
Non-interest-bearing	$56,119	$65,526	$121,645					$121,645
Interest-bearing	466,576	396,752	863,328			83	(k)	863,411

Total deposits	522,695	462,278	984,973					985,056
Federal funds purchased and securities sold under agreements to repurchase	7,297	29,612	36,909					36,909
Advances from the Federal Home Loan Bank	46,700	74,465	121,165	17	(c)			121,148
Notes payable	8,824	1,088	9,912					9,912
Trust preferred	—	20,000	20,000					20,000
Series B mandatory redeemable preferred stock	831	—	831					831
Other liabilities	5,180	3,790	8,970					8,970

Total liabilities	591,527	591,233	1,182,760					1,182,826

Stockholders’ equity
Convertible preferred stock	500	—	500					500
Common stock	4,698	42	4,740	42	(d)	2,699	(l)	7,397
Surplus	23,381	30,895	54,276	30,895	(d)	53,139	(l)	76,520
Retained earnings	50,775	49,023	99,798	50,031	(d)(e)			49,767
Accumulated other comprehensive income	(1,204)	(2,586)	(3,790)			2,586	(d)	(1,204)

	78,150	77,374	155,524					132,980
Treasury stock, at cost	(12,846)	(34,104)	(46,950)			34,104	(d)	(12,846)

Total stockholders’ equity	65,304	43,270	108,574					120,134

Total liabilities and stockholders’ equity	$656,831	$634,503	$1,291,334					$1,302,960

Number of common shares outstanding	3,742,751	2,232,889				2,698,655	(l)	6,441,406

Total book value per common share	$17.31	$19.38						$18.57

Tangible book value per common share	$15.33	$12.15						$11.71

      Estimates and assumptions for mark to market and transaction adjustments. Actual adjustments will be determined at the transaction date and could differ significantly from this illustration.

(a)	Goodwill — Estimated goodwill related to the transaction as total consideration in excess of net assets acquired.

(b)	Core Deposit Intangible — Estimated core deposit intangible asset at approximately 3% of Centrue Financial’s deposits, excluding time deposits. Core deposit intangible to be amortized over 10 years using the double declining method.

Amortization

Year 1	$1,508
Year 2	1,206
Year 3	965
Year 4	772
Year 5	618
Year 6	494
Year 7	494
Year 8	494
Year 9	494
Year 10	494

$7,539

(c)	FHLB Advances Fair Value Adjustment — Estimated fair value adjustment on FHLB advances. To be amortized over the average life of the debt on a level yield basis.

(d)	Elimination of Centrue Financial equity.

(e)	The following pro forma merger costs are expected by UnionBancorp:

Professional fees (legal, accounting)	$325
Investment banking fees	200
Proxy printing	75
Less: estimated tax benefits	(101)

UnionBancorp costs to be capitalized	$499

Employment severance and stay bonuses	$350
Acceleration of stock option vesting	210
Supplies	150
System contract buy-out	66
System accelerated depreciation	606
Marketing and other merger costs	225
Less: estimated tax benefits	(634)

UnionBancorp costs to be expensed	$973

(f)	The following pro forma merger costs are expected by Centrue Financial:

Professional fees (legal, accounting)	$350
Investment banking fees	100
Employment contract termination, severance and stay bonuses	1,667
Acceleration of stock option vesting and restricted stock vesting	838
System contract buy-out	1,800
System accelerated depreciation	233
Marketing and other merger costs	150
Less: estimated tax benefits	(1,896)

Centrue Financial costs to be expensed	$3,242

(g)	Loan Fair Value Adjustment — Estimated loan fair value adjustment. To be accreted over the average life of the portfolio on a level yield basis.

(h)	Loan Cash Flow Adjustment — Estimated cash flow adjustment for purchased problem loans.

(i)	Premises Fair Value Adjustment — Estimated premises fair value adjustment to be accreted over 39 years on a straight-line basis.

(j)	Elimination of Centrue Financial’s existing goodwill and intangible assets.

(k)	Time Deposit Fair Value Adjustment — Estimated time deposit fair value adjustment to be accreted over the average life of the time deposit portfolio on a level yield basis.

(l) Pro forma outstanding shares of Centrue Financial	2,232,889
UnionBancorp shares to be issued for phantom stock	15,990

	2,248,879
Fixed exchange ratio per merger Agreement	1.20

Total UnionBancorp shares to be issued	2,698,655
Fair value of UnionBancorp stock	$20.10

Fair value of stock consideration	$54,243
Centrue Financial stock options outstanding	225,217
Fixed exchange ratio per merger Agreement	1.20

UnionBancorp options to be granted	270,260
Per share fair value of UnionBancorp options granted	$4.99

Fair value of stock options consideration	$1,349
Total consideration	$55,592

Net assets of acquired corporation per historical financial statements	$43,270
Transaction costs — UnionBancorp	(499	)(e)
Transaction costs — Centrue Financial	(3,242	)(f)
Centrue Financial APIC credit from accelerating options	838	(f)
Purchase accounting adjustments, net	(14,034)

Pro forma net assets to be acquired	26,333

Total goodwill	$29,259

(m)	Net impact of deferred tax entries for mark to market and transaction adjustments.

COMBINED COMPANY PRO FORMA FINANCIAL INFORMATION
      Consolidated Statement of Operations for the Six Months Ended June 30, 2006

	Historical			Mark to Market and
				Transaction
			Pro Forma	Adjustments				Pro Forma
	Union	Centrue	Before					After
	Bancorp	Financial	Entries	Debit		Credit		Entries

	(In thousands, except per share data)
Interest income
Loans	$14,349	$14,286	$28,635			540	(i)	$29,175
Securities	4,444	2,573	7,017					7,017
Federal funds sold and other	66	91	157					157

Total interest income	18,859	16,950	35,809					36,349

Interest expense
Deposits	7,324	5,543	12,867	42	(a)			12,909
Federal funds purchased and repurchase agreements	123	469	592					592
Advances for the Federal Home Loan Bank	938	1,032	1,970			4	(j)	1,966
Series B mandatory redeemable preferred stock	25	—	25					25
Trust preferred	—	838	838					838
Notes payable and other	315	30	345					345

Total interest expense	8,725	7,912	16,637					16,675

Net interest income before provision for loan losses	10,134	9,038	19,172					19,674
Provision for loan losses	(1,100)	150	(950)					(950)

Net interest income after provision for loan losses	11,234	8,888	20,122					20,624
Noninterest income
Service charges	935	2,799	3,734					3,734
Trust income	418	19	437					437
Mortgage banking income	527	179	706					706
Insurance and brokerage commissions and fees	793	36	829					829
Bank Owned Life Insurance (BOLI)	277	182	459					459
Securities (losses) gains, net	(88)	4	(84)					(84)
Gain on sale of other assets	(9)	588	579					579
Other income	604	163	767					767

Total noninterest income	3,457	3,970	7,427					7,427

Noninterest expense
Salaries and employee benefits	5,955	5,868	11,823	560	(b)			12,383
Occupancy, net	789	946	1,735					1,735
Furniture and equipment	1,033	544	1,577	672	(c)	26	(k)	2,223
Marketing	209	200	409	125	(d)			534
Supplies and printing	162	341	503	150	(e)			653
Telephone	235	213	448					448
Other real estate owned	8	24	32					32
Amortization of intangible assets	87	143	230	754	(f)			984
Other expenses	1,985	2,389	4,374	100	(g)			4,474

Total noninterest expense	10,463	10,668	21,131					23,466

Income before taxes	4,228	2,190	6,418					4,585
Income taxes	1,288	570	1,858	220	(h)	928	(h)	1,150

Net income	$2,940	$1,620	$4,560					$3,435

Net income for common stockholders	$2,836	$1,620	$4,456					$3,331

Basic earnings per common share	$0.75	$0.73						$0.52

Diluted earnings per common share	$0.74	$0.72						$0.51

Basic weighted average common shares outstanding	3,764,516	2,227,133						6,463,171

Diluted weighted average common shares outstanding	3,809,813	2,235,540						6,508,468

(a)	Represents the adjustment to record the amortization of the fair value adjustment on acquired time deposits over their expected life. It is estimated that there will be no impact after the first year.

(b)	Represents the employment severance, stay bonuses and acceleration of stock option vesting for UnionBancorp.

(c)	Represents the systems contract buy-out and systems accelerated depreciation for UnionBancorp.

(d)	Represents estimated marketing and other merger expense for UnionBancorp.

(e)	Represents the estimated expense related to supplies for UnionBancorp.

(f)	Represents the adjustment to record the amortization of the fair value adjustment on acquired core deposits using the double declining method amortized over 10 years.

(g)	Represents estimated miscellaneous expense for UnionBancorp.

(h)	Represents the impact of the above adjustments to income at 38.6%.

(i)	Represents the adjustment to record the accretion of the fair value adjustment on acquired loans over their expected life.

(j)	Represents the adjustment to record the amortization of the fair value adjustment on acquired FHLB advances over their expected life.

(k)	Represents the adjustment to record the accretion of the fair value adjustment on acquired premises and equipment over their expected life.

COMBINED COMPANY PRO FORMA FINANCIAL INFORMATION
      Consolidated Statement of Operations for the Twelve Months Ended December 31, 2005

	Historical			Mark to Market
				and Transaction
			Pro Forma	Adjustments				Pro Forma
	Union	Centrue	Before					After
	Bancorp	Financial	Entries	Debit		Credit		Entries

	(In thousands, except per share data)
Interest income
Loans	$27,251	$26,759	$54,010			1,080	(i)	$55,090
Securities	7,324	4,962	12,286					12,286
Federal funds sold and other	122	375	497					497

Total interest income	34,697	32,096	66,793					67,873

Interest expense
Deposits	10,910	9,463	20,373	83	(a)			20,456
Federal funds purchased and repurchase agreements	197	363	560					560
Advances for the Federal Home Loan Bank	2,128	1,654	3,782			9	(j)	3,773
Series B mandatory redeemable preferred stock	50	—	50					50
Trust preferred	—	1,379	1,379					1,379
Notes payable and other	427	204	631					631

Total interest expense	13,712	13,063	26,775					26,849

Net interest income before provision for loan losses	20,985	19,033	40,018					41,024
Provision for loan losses	250	651	901					901

Net interest income after provision for loan losses	20,735	18,382	39,117					40,123
Noninterest income
Service charges	1,996	5,350	7,346					7,346
Trust income	811	36	847					847
Mortgage banking income	1,350	220	1,570					1,570
Insurance and brokerage commissions and fees	1,818	110	1,928					1,928
Bank Owned Life Insurance (BOLI)	545	355	900					900
Securities (losses) gains, net	(79)	183	104					104
Gain on sale of other assets	4	580	584					584
Other income	1,157	391	1,548					1,548

Total noninterest income	7,602	7,225	14,827					14,827

Noninterest expense
Salaries and employee benefits	13,789	10,838	24,627	560	(b)			25,187
Occupancy, net	1,571	1,638	3,209					3,209
Furniture and equipment	1,935	1,751	3,686	672	(c)	52	(k)	4,306
Marketing	496	391	887	125	(d)			1,012
Supplies and printing	359	575	934	150	(e)			1,084
Telephone	430	369	799					799
Other real estate owned	59	102	161					161
Amortization of intangible assets	170	276	446	1,508	(f)			1,954
Other expenses	4,156	4,097	8,253	100	(g)			8,353

Total noninterest expense	22,965	20,037	43,002					46,065

Income before taxes	5,372	5,570	10,942					8,885
Income taxes	1,199	1,486	2,685	440	(h)	1,234	(h)	1,891

Net income	$4,173	$4,084	$8,257					$6,994

Net income for common stockholders	$3,966	$4,084	$8,050					$6,787

Basic earnings per common share	$1.01	$1.74						$1.02

Diluted earnings per common share	$0.99	$1.73						$1.01

Basic weighted average common shares outstanding	3,943,741	2,345,971						6,642,396

Diluted weighted average common shares outstanding	4,002,908	2,355,384						6,701,563

(a)	Represents the adjustment to record the amortization of the fair value adjustment on acquired time deposits over their expected life. It is estimated that there will be no impact after the first year.

(b)	Represents the employment severance, stay bonuses and acceleration of stock option vesting for UnionBancorp.

(c)	Represents the systems contract buy-out and systems accelerated depreciation for UnionBancorp.

(d)	Represents estimated marketing and other merger expense for UnionBancorp.

(e)	Represents the estimated expense related to supplies for UnionBancorp.

(f)	Represents the adjustment to record the amortization of the fair value adjustment on acquired core deposits using the double declining method amortized over 10 years.

(g)	Represents estimated miscellaneous expense for UnionBancorp.

(h)	Represents the impact of the above adjustments to income at 38.6%.

(i)	Represents the adjustment to record the accretion of the fair value adjustment on acquired loans over their expected life.

(j)	Represents the adjustment to record the amortization of the fair value adjustment on acquired FHLB advances over their expected life.

(k)	Represents the adjustment to record the accretion of the fair value adjustment on acquired premises and equipment over their expected life.
Selected Historical Financial Data
      The following tables present selected consolidated financial data as of June 30, 2005, and 2006, and for the six-month periods then ended, and as of December 31, 2001, 2002, 2003, 2004 and 2005 for each of the five years then ended, for each of UnionBancorp and Centrue Financial. The information for UnionBancorp is based on the historical financial information that is contained in reports UnionBancorp has previously filed with the Securities and Exchange Commission, which can be found in its Form 10-Q for the quarter ended June 30, 2006 and its Form 10-Q for the quarter ended June 30, 2005, and its Annual Report on Form 10-K for the year ended December 31, 2005. The information for Centrue Financial is based on the historical financial information that is included with this proxy statement-prospectus beginning on page F-46 and that is contained in reports Centrue Financial has previously filed with the Securities and Exchange Commission, which can be found in its Form 10-Q for the quarter ended June 30, 2006 and its Form 10-Q for the quarter ended June 30, 2005. Effective January 1, 2006, Centrue Financial adopted SFAS 123R. SFAS 123R requires that the grant date fair value of equity awards to employees be recognized as compensation expense over the period during which an employee is required to provide service in exchange for such award. Centrue Financial elected to adopt SFAS 123R using “modified retrospective application,” which requires the restatement of prior period financial information based on the amounts previously included in the pro forma disclosures for those periods required prior to the adoption of SFAS 123R. As a result, the prior period selected historical financial information of Centrue Financial presented below has been restated accordingly. In addition, the historical financial information for Centrue Financial for the year ended December 31, 2005, which is included in this proxy statement beginning on page F-45, and related disclosure in the Management’s Discussion and Analysis for the year ended December 31, 2005 beginning on page 123, have been restated in accordance with the retrospective adoption of SFAS 123R. See the notes to Centrue Financial’s historical financial statements included with this proxy statement-prospectus for a more detailed description of the adoption of SFAS 123R. UnionBancorp elected to adopt SFAS 123R using the “modified prospective transition method,” which does not require restatement of prior period financial information. See “Where You Can Find More Information” on page 164.
      You should read the following tables in conjunction with the consolidated financial statements described above.
      Historical results do not necessarily indicate the results that you can expect for any future period. We believe that we have included all adjustments (which include only normal recurring adjustments) necessary to arrive at a fair presentation of our interim results of operations. Results for the interim period ended June 30, 2006, do not necessarily indicate the results that you can expect for the year as a whole.

UNIONBANCORP SELECTED HISTORICAL FINANCIAL DATA

	Six Months Ended
	June 30,		Years Ended December 31,

	2006	2005	2005	2004	2003	2002	2001

	(Unaudited)		(Dollars in thousands, except per share data)
Statement of Income Data
Interest income	$18,859	$16,687	$34,697	$34,912	$41,086	$45,509	$53,829
Interest expense	8,725	6,322	13,712	13.250	15.961	20.186	29,385

Net interest income	10,134	10,365	20,985	21,662	25,125	25,323	24,444
Provision for loan losses	(1,100)	100	250	1,924	8,236	3,574	4,161

Net interest income after provision for loan losses	11,234	10,265	20,735	19,738	16,889	21,749	20,283
Noninterest income	3,457	3,881	7,602	14,102	13,719	12,455	11,920
Noninterest expense	10,463	11,173	22,965	26,981	28,607	29,026	26,212

Income before income taxes	4,228	2,973	5,372	6,859	2,001	5,178	5,991
Provision (benefit) for income taxes	1,288	627	1,199	2,056	(129)	1,134	1,537

Net income	$2,940	$2,346	$4,173	$4,803	$2,130	$4,044	$4,454

Net income on common stock	$2,836	$2,242	$3,966	$4,596	S1,937	$3,787	$4,197

Per Share Data
Basic earnings per common share	$0.75	$0.56	$1.01	$1.14	$0.48	$0.95	$1.06
Diluted earnings per common share	0.74	0.55	0.99	1.12	0.48	0.94	1.05
Cash dividends on common stock	0.12	0.11	0.44	0.40	0.35	0.31	0.27
Dividend payout ratio for common stock	31.66%	39.12%	43.39%	35.10%	74.39%	32.59%	25.59%
Book value per common stock	$17,31	$17.40	$17.23	$17.30	$16.77	$16.97	$15.91
Basic weighted average common shares outstanding	3,764,516	4,021,216	3,943,741	4,033,608	3,997,464	3,979,750	3,974,205
Diluted weighted average common share outstanding	3,809,813	4,083,477	4,002,908	4,109,999	4,069,220	4,027,441	4,008,867
Period-end common shares outstanding	3,742,751	3,923,018	3,806,876	4,032,144	4,026,850	3,980,946	3,979,056
Balance Sheet Data
Securities	$182,914	$192,593	$196,440	$191,661	$252,248	$227,229	$186,282
Loans	403,455	404,462	417,525	419,275	476,812	483,229	504,968
Allowance for loan losses	6,848	9,159	8,362	9,732	9,011	6,450	6,295
Total assets	656,831	655,424	676,222	669,546	793,422	791,616	784,307
Total deposits	522,695	521,200	543,841	512,477	638,032	641,958	612,144
Stockholders’ equity	65,304	68,749	66,075	70,247	68,047	68,064	63,814
Earnings Performance Data
Return on average total assets	0.89%	0.71%	0.63%	0.65%	0.28%	0.53%	0.59%
Return on average stockholders’ equity	9.03	6.73	6.06	7.06	3.16	6.11	7.04
Net interest margin ratio	3.44	3.56	3.56	3.34	3.65	3.74	3.64
Efficiency ratio(1)	74.70	75.81	77.78	82.90	72.25	71.73	68.14
Asset Quality Ratios
Nonperforming assets to total end of period assets	0.64%	0.68%	0.62%	0.69%	1.10%	0.80%	1.44%
Nonperforming loans to total end of period loans	0.70	0.95	0.96	1.00	1.78	0.99	1.76
Net loan charge-offs to total average loans	0.10	0.16	0.39	0.23	1.18	0.70	0.85
Allowance for loan losses to total loans	1.70	2.26	2.00	2.32	1.89	1.33	1.25
Allowance for loan losses to nonperforming loans	244.05	238.83	208.84	231.60	106.30	135.50	70.93
Capital Ratios
Average equity to average assets	9.87%	10.49%	10.39%	9.27%	8.87%	8.71%	8.37%
Total capital to risk adjusted assets	13.69	14.26	13.33	14.30	12.15	11.84	11.66
Tier 1 leverage ratio	9.38	9.42	9.03	9.54	7.60	7.48	7.54

(1)	Calculated as noninterest expense less amortization of intangibles and expenses related to other real estate owned divided by the sum of net interest income before provisions for loan losses and total noninterest income excluding securities gains and losses and gains on sale of assets.

CENTRUE FINANCIAL SELECTED HISTORICAL FINANCIAL DATA

	Six Months Ended June 30,		Years Ended December 31,

	2006	2005	2005	2004	2003	2002	2001

	(Dollars in Thousands, except per share data)
Selected Financial Condition Data:
Total assets	$634,503	$639,784	$641,523	$611,983	$609,465	$546,390	$490,281
Loans, net, including loans held for sale	438,315	430,853	436,841	419,379	426,043	384,517	394,744
Investment securities held-to- maturity(1)	50	50	50	149	942	1,143	1,554
Investment securities available-for-sale	121,175	124,052	125,190	124,763	87,712	82,638	46,391
Deposits	462,278	513,922	507,916	495,777	496,257	431,964	415,279
Total borrowings	125,165	75,715	65,737	49,661	54,396	59,700	30,000
Trust preferred securities	20,000	20,000	20,000	20,000	10,000	10,000	—
Stockholders’ equity	43,270	44,182	43,103	43,306	45,697	41,093	41,192
Shares outstanding(3)	2,232,889	2,366,939	2,262,939	2,380,666	2,606,022	2,331,762	2,432,716
For the period:
Net interest income after provision for loan losses	$8,888	$9,081	$18,382	$17,548	$11,358	$12,037	$13,528
Net income	1,620	1,907	4,084	4,626	1,035	2,229	3,256
Per common share(3):
Book value per share outstanding	$19.38	$18.93	$19.05	$18.19	$17.54	$17.62	$16.93
Tangible book value per share outstanding(2)	12.17	12.36	11.85	12.21	12.69	15.80	15.11
Basic earnings per share	.73	.80	1.74	1.86	0.49	.94	1.34
Diluted earnings per share	.72	.80	1.73	1.85	0.49	.93	1.31
Financial ratios:
Stockholders’ equity to total assets	6.82%	7.00%	6.72%	7.08%	7.50%	7.52%	8.40%
Non-performing assets to total assets	.49%	1.16%	0.86%	1.64%	1.00%	2.03%	0.45%
Net charge-offs to average loans	.08%	.12%	0.44%	0.77%	1.53%	0.01%	0.02%
Net interest margin	3.29%	3.52%	3.41%	3.42%	3.16%	3.22%	3.16%
Efficiency ratio(5)	78.45%	76.15%	75.75%	68.47%	74.80%	65.43%	71.03%
Return on average assets	.60%	.62%	0.65%	0.76%	0.19%	0.42%	0.69%
Return on average stockholders’ equity	8.73%	8.88%	9.28%	10.37%	3.04%	5.41%	8.18%
Average equity to average assets	6.81%	6.99%	6.96%	7.31%	6.33%	7.70%	8.41%
Dividend payout ratio(4)	—	—	—	4.03%	61.22%	15.51%	8.96%

(1)	Includes certificates of deposit.

(2)	Calculated by subtracting goodwill and other intangible assets from stockholders’ equity.

(3)	All share and per share information for years prior to 2003 have been restated for the 2 for 1 stock split in October 2003.

(4)	Calculated by dividing dividends per share by earnings per share.

(5)	Calculated by net interest income plus noninterest income excluding securities gains divided by noninterest expense.

RISK FACTORS
      By voting in favor of the merger, you will be choosing to invest in the common stock of a combined UnionBancorp and Centrue Financial. In addition to the information contained elsewhere in this joint proxy statement-prospectus or incorporated in this joint proxy statement-prospectus by reference, you should carefully consider the following factors in making your decision as to how to vote on the merger.

The exchange ratio is fixed and will not be adjusted to reflect changes in UnionBancorp’s stock value prior to the effective time of the merger.
      The merger agreement provides that each share of Centrue Financial common stock will be converted into the right to receive 1.2 shares of UnionBancorp common stock. The exchange ratio of 1.2 shares of UnionBancorp stock per share of Centrue Financial stock is fixed and will not be adjusted to reflect any changes in the value of UnionBancorp common stock between the date of the merger agreement and the effective time of the merger. As a result, the value of the merger consideration to be paid to Centrue Financial’s stockholders will not be known at the time of the Centrue Financial special meeting, and you will not know when you vote the exact value of the shares of UnionBancorp common stock that you will receive. You are urged to obtain current market price quotations for UnionBancorp common stock prior to voting on the merger.
      Moreover, the value of the combined company’s common stock may also rise or fall after the merger. Stock price changes may result from a variety of factors, including completion of the merger, general market and economic conditions, changes in our respective businesses, operations and prospects and regulatory considerations. Many of these factors are beyond the combined company’s control, and it is possible that the market value of the combined company’s common stock at the time of the merger and afterward may be substantially higher or lower than current market value.

The interests of certain management officials may be different from those of other stockholders.
      Thomas A. Daiber, the President and Chief Executive Officer of Centrue Financial, Scott A. Yeoman, the President and Chief Executive Officer of UnionBancorp, and Kurt R. Stevenson, the Chief Financial Officer of UnionBancorp, have entered into employment agreements in connection with the merger. We anticipate that other senior officers will enter into employment agreements that are substantially similar to those of Messrs. Daiber, Yeoman, and Stevenson. In addition, five of the members of UnionBancorp’s current board of directors and five of the members of Centrue Financial’s board of directors will together serve as the entire board of directors of the combined company after the completion of the merger. Following the merger, they will also serve on the board of the combined bank subsidiary, and receive payments for their service. Accordingly, our directors and some of our executive officers may have interests in the merger that are different from, or in addition to, yours. See “Description of Transaction — Interests of Certain Persons in the Merger.”

Difficulties in combining the operations of Centrue Financial and UnionBancorp may prevent the combined company from achieving the expected benefits from its acquisition.
      The combined company may not be able to achieve fully the strategic objectives and operating efficiencies it hopes to achieve in the merger. The success of the merger will depend on a number of factors, including the combined company’s ability to:

•	integrate the operations of Centrue Financial and UnionBancorp;

•	maintain existing relationships with depositors so as to minimize withdrawals of deposits after the merger;

•	maintain and enhance existing relationships with borrowers so as to limit unanticipated losses from loans of Centrue Financial and UnionBancorp;

•	control the incremental non-interest expense so as to maintain overall operating efficiencies;

•	retain and attract qualified personnel; and

•	compete effectively in the communities served by Centrue Financial and UnionBancorp and in nearby communities.

Your interest will be diluted by the merger.
      After the merger, Centrue Financial’s stockholders will own less than a majority of the outstanding voting stock of the combined company and could therefore, for matters requiring a majority vote, be outvoted by the existing and continuing UnionBancorp stockholders if they all voted together as a group on any such issue that is presented to the combined company’s stockholders. UnionBancorp’s stockholders will own approximately 58.1% of the combined company’s outstanding voting stock, but the President and Chief Executive Officer of the combined company and five of the combined company’s ten-member board of directors will be individuals who formerly served as directors of Centrue Financial. Neither group of stockholders will have the same control over the combined company as they currently have over their respective companies.
      In addition, there will be no restrictions in the combined company’s governing documents relating to the ability of any person or group of persons to acquire common stock of the combined company. Accordingly, your interests may be diluted further to the extent that any person or group is able to consolidate ownership.

Obtaining required approvals and satisfying closing conditions may delay or prevent completion of the merger.
      Completion of the merger is conditioned upon the receipt of all material governmental authorizations, consents, orders and approvals. UnionBancorp and Centrue Financial intend to pursue all required approvals in accordance with the merger agreement. No assurance can be given that the required consents and approvals will be obtained or that the required conditions to closing will be satisfied, and, if all such consents and approvals are obtained and the conditions are satisfied, no assurance can be given as to the terms, conditions and timing of the approvals or that they will satisfy the terms of the merger agreement. See “Description of Transaction — Conditions for the Completion of the Merger” for a discussion of the conditions to the completion of the merger and “Description of Transaction — Regulatory Approvals” for a description of the regulatory approvals necessary in connection with the merger.
      These factors could contribute to the combined company not achieving the expected benefits from the merger within the desired time frames, if at all.
A WARNING ABOUT FORWARD-LOOKING STATEMENTS
      We have each made forward-looking statements in this document (and in documents to which we refer you in this document) that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our operations or the performance of the combined company after the merger is completed. When we use any of the words “believes,” “expects,” “anticipates,” “estimates” or similar expressions, we are making forward-looking statements. These statements are based on UnionBancorp’s and Centrue Financial’s respective management’s existing expectations, which in turn are based on information that is currently available to them and on the current economic, regulatory and competitive environment, including factors such as the strength of the U.S. and local economies; federal, state and local laws, regulations and policies; interest rates and regulatory policies; and expectations as to competitors and customers. Many possible events or factors, including changes from current conditions in the factors mentioned above, could affect the future financial results and performance of each of our companies and the combined company after the merger and could cause those results or performance to differ materially from those expressed in our forward-looking statements.

      In addition to the factors listed above and the risks discussed in the “Risk Factors” section of this joint proxy statement-prospectus, factors that could have a material adverse effect on our operations and future prospects include, but are not limited to, the following:

•	the economic impact of past and any future terrorist threats and attacks, acts of war or threats thereof and the response of the United States to any such threats and attacks;

•	technological changes implemented by us and by other parties, including third party vendors, which may be more difficult or more expensive than anticipated or which may have unforeseen consequences to us and our customers;

•	the availability of capital to fund the expansion of the combined business; and

•	other factors referenced in this joint proxy statement-prospectus or the documents incorporated by reference.
      These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.
      Any forward-looking earnings estimates included in this joint proxy statement-prospectus have not been examined or compiled by either of our independent public accountants, nor have either of our independent accountants applied any procedures to our estimates. Accordingly, our accountants do not express an opinion or any other form of assurance on them. The forward-looking statements included in this joint proxy statement-prospectus are made only as of the date of this joint proxy statement-prospectus. Further information concerning UnionBancorp and its business, including additional factors that could materially affect UnionBancorp’s financial results, is included in UnionBancorp’s filings with the Securities and Exchange Commission. Further information concerning Centrue Financial and its business, including additional factors that could materially affect Centrue Financial’s financial results, is included in Centrue Financial’s filings with the Securities and Exchange Commission.
INTRODUCTION
      UnionBancorp is furnishing this joint proxy statement-prospectus to holders of UnionBancorp common stock, $1.00 par value per share, in connection with the proxy solicitation by UnionBancorp’s board of directors. UnionBancorp’s board of directors will use the proxies at the special meeting of stockholders of UnionBancorp to be held on November 9, 2006, and at any adjournments or postponements of the meeting.
      Centrue Financial is furnishing this joint proxy statement-prospectus to holders of Centrue Financial common stock, $0.01 par value per share, in connection with the proxy solicitation by Centrue Financial’s board of directors. Centrue Financial’s board of directors will use the proxies at the special meeting of stockholders of Centrue Financial to be held on November 9, 2006, and at any adjournments or postponements of the meeting.
      Our stockholders will be asked at their respective special meetings to vote to adopt the Agreement and Plan of Merger, dated as of June 30, 2006, between UnionBancorp and Centrue Financial, and to approve the transactions it contemplates. Under the merger agreement, Centrue Financial will merge with and into UnionBancorp. In the merger of Centrue Financial with and into UnionBancorp, each of the outstanding shares of Centrue Financial common stock will be converted into 1.2 shares of UnionBancorp common stock. Centrue Financial stockholders will receive cash instead of any fractional shares. By approving the merger, UnionBancorp stockholders are also approving the adoption of an amended and restated certificate of incorporation attached as Exhibit A to the merger agreement.

UNIONBANCORP SPECIAL MEETING
Date, Place, Time and Purpose
      The special meeting of UnionBancorp’s stockholders will be held at the offices of McDonnell Investment Management, LLC, 1515 West 22nd Street, 11th Floor, Oak Brook, Illinois, at 9:00 a.m. local time, on November 9, 2006. At the special meeting, holders of UnionBancorp common stock will be asked to vote upon a proposal to adopt the merger agreement and to approve the transactions it contemplates.
Record Date, Voting Rights, Required Vote and Revocability of Proxies
      The UnionBancorp board fixed the close of business on September 22, 2006, as the record date for determining those UnionBancorp stockholders who are entitled to notice of and to vote at the special meeting. Only holders of UnionBancorp common stock of record on the books of UnionBancorp at the close of business on the record date have the right to receive notice of and to vote at the special meeting. On the record date, there were 3,742,851 shares of UnionBancorp common stock issued and outstanding, held by approximately 402 holders of record.
      At the special meeting, UnionBancorp stockholders will have one vote for each share of UnionBancorp common stock owned on the record date. The holders of a majority of the outstanding shares of UnionBancorp common stock entitled to vote at the special meeting must be present for a quorum to exist at the special meeting.
      To determine if a quorum is present, UnionBancorp intends to count the following:

•	shares of UnionBancorp common stock present at the special meeting either in person or by proxy; and

•	shares of UnionBancorp common stock for which it has received signed proxies, but with respect to which holders of shares have abstained on any matter.
      Approval of the merger agreement requires the affirmative vote of holders of a majority of the outstanding shares of UnionBancorp common stock.
      Brokers who hold shares in street name for customers who are the beneficial owners of such shares may not give a proxy to vote those shares without specific instructions from their customers. Any abstention, non-voting share or “broker non-vote” will have the same effect as a vote against the approval of the merger agreement.
      Properly executed proxies that UnionBancorp receives before the vote at the special meeting that are not revoked will be voted in accordance with the instructions indicated on the proxies. If no instructions are indicated, these proxies will be voted FOR the proposal to adopt the merger agreement and to approve the transactions it contemplates, FOR any resolution to adjourn the special meeting, if necessary, to solicit additional proxies, and the proxy holder may vote the proxy in its discretion as to any other matter that may properly come before the special meeting.
      A UnionBancorp stockholder who has given a proxy solicited by the UnionBancorp board may revoke it at any time prior to its exercise at the special meeting by:

•	giving written notice of revocation to the secretary of UnionBancorp;

•	properly submitting to UnionBancorp a duly executed proxy bearing a later date; or

•	attending the special meeting and voting in person.
      All written notices of revocation and other communications with respect to revocation of proxies should be sent to: UnionBancorp, Inc., 122 West Madison Street, Ottawa, Illinois 61350, Attention: Suzanne Fechter, Secretary.
      On the record date, UnionBancorp’s directors owned 675,502 shares, or approximately 17.6% of the outstanding shares, of UnionBancorp common stock. These individuals have agreed to vote their shares in favor of adopting the merger agreement and approving the transactions it contemplates. However, because they hold only 17.6% of the voting power, adoption of the merger agreement and approval of the merger is not assured.
Solicitation of Proxies
      Directors, officers and employees of UnionBancorp may solicit proxies by regular or electronic mail, in person or by telephone or facsimile. They will receive no additional compensation for these services. UnionBancorp may make arrangements with brokerage firms and other custodians, nominees and fiduciaries, if any, for the forwarding of solicitation materials to the beneficial owners of UnionBancorp common stock held of record by such persons. UnionBancorp will reimburse any brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses incurred by them for their services. UnionBancorp will bear all expenses associated with the printing and mailing of this joint proxy statement-prospectus to its stockholders, as provided in the merger agreement. See “Description of Transaction — Expenses.”
Authority to Adjourn Special Meeting to Solicit Additional Proxies
      UnionBancorp is asking its stockholders to grant full authority for the special meeting to be adjourned, if necessary, to permit solicitation of additional proxies to approve the transactions proposed by this joint proxy statement-prospectus.
Appraisal Rights
      UnionBancorp’s stockholders do not have the right under Delaware law, UnionBancorp’s governing documents, or any other statute to demand appraisal of their shares and obtain cash in an amount equal to the fair value of their shares of UnionBancorp common stock.
Recommendation of UnionBancorp’s Board
      The UnionBancorp board has unanimously approved the merger agreement and the transactions it contemplates and believes that the proposal to adopt the merger agreement and approve the transactions it contemplates are in the best interests of UnionBancorp and its stockholders. The UnionBancorp board unanimously recommends that the UnionBancorp stockholders vote FOR adoption of the merger agreement and approval of the transactions it contemplates and FOR any resolution to adjourn the special meeting, if necessary, to solicit additional proxies. See “Description of Transaction — UnionBancorp’s Reasons for the Merger and Board Recommendation.”
CENTRUE FINANCIAL SPECIAL MEETING
Date, Place, Time and Purpose
      The special meeting of Centrue Financial’s stockholders will be held at the offices of McDonnell Investment Management, LLC, 1515 West 22nd Street, 11th Floor, Oak Brook, Illinois, at 10:00 a.m. local time, on November 9, 2006. At the special meeting, holders of Centrue Financial common stock will be asked to vote upon a proposal to adopt the merger agreement and to approve the transactions it contemplates.
Record Date, Voting Rights, Required Vote and Revocability of Proxies
      The Centrue Financial board fixed the close of business on September 22, 2006, as the record date for determining those Centrue Financial stockholders who are entitled to notice of and to vote at the special meeting. Only holders of Centrue Financial common stock of record on the books of Centrue Financial at the close of business on the record date have the right to receive notice of and to vote at the special meeting. On the record date, there were 2,232,889 shares of Centrue Financial common stock issued and outstanding, held by approximately 746 holders of record.

      At the special meeting, Centrue Financial stockholders will have one vote for each share of Centrue Financial common stock owned on the record date. The holders of a majority of the outstanding shares of Centrue Financial common stock entitled to vote at the special meeting must be present for a quorum to exist at the special meeting.
      To determine if a quorum is present, Centrue Financial intends to count the following:

•	shares of Centrue Financial common stock present at the special meeting either in person or by proxy; and

•	shares of Centrue Financial common stock for which it has received signed proxies, but with respect to which holders of shares have abstained on any matter.
      Approval of the merger agreement requires the affirmative vote of holders of a majority of the outstanding shares of Centrue Financial common stock.
      Brokers who hold shares in street name for customers who are the beneficial owners of such shares may not give a proxy to vote those shares without specific instructions from their customers. Any abstention, non-voting share or “broker non-vote” will have the same effect as a vote against the approval of the merger agreement.
      Properly executed proxies that Centrue Financial receives before the vote at the special meeting that are not revoked will be voted in accordance with the instructions indicated on the proxies. If no instructions are indicated, these proxies will be voted FOR the proposal to adopt the merger agreement and to approve the transactions it contemplates, FOR any resolution to adjourn the special meeting, if necessary, to solicit additional proxies, and the proxy holder may vote the proxy in its discretion as to any other matter that may properly come before the special meeting.
      A Centrue Financial stockholder who has given a proxy solicited by the Centrue Financial board may revoke it at any time prior to its exercise at the special meeting by:

•	giving written notice of revocation to the secretary of Centrue Financial;

•	properly submitting to Centrue Financial a duly executed proxy bearing a later date; or

•	attending the special meeting and voting in person.
      All written notices of revocation and other communications with respect to revocation of proxies should be sent to: Centrue Financial Corporation, 303 Fountains Parkway, Fairview Heights, Illinois 60208, Attention: Thomas A. Daiber, Acting Secretary.
      On the record date, Centrue Financial’s directors owned 213,117 shares, or approximately 9.5% of the outstanding shares, of Centrue Financial common stock. These individuals have agreed to vote their shares in favor of adopting the merger agreement and approving the transactions it contemplates. However, because they hold only 9.5% of the voting power, adoption of the merger agreement and approval of the merger is not assured.
Solicitation of Proxies
      Directors, officers and employees of Centrue Financial may solicit proxies by regular or electronic mail, in person or by telephone or facsimile. They will receive no additional compensation for these services. Centrue Financial has retained Morrow & Company to assist, as necessary, in the solicitation of proxies, for a fee estimated to be approximately $5,000, plus reasonable out-of-pocket expenses. Centrue Financial may make arrangements with brokerage firms and other custodians, nominees and fiduciaries, if any, for the forwarding of solicitation materials to the beneficial owners of Centrue Financial common stock held of record by such persons. Centrue Financial will reimburse any brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses incurred by them for their services. Centrue Financial will bear all expenses associated with the printing and mailing of this joint proxy statement-prospectus to its stockholders, as provided in the merger agreement. See “Description of Transaction — Expenses.”

Authority to Adjourn Special Meeting to Solicit Additional Proxies
      Centrue Financial is asking its stockholders to grant full authority for the special meeting to be adjourned, if necessary, to permit solicitation of additional proxies to approve the transactions proposed by this joint proxy statement-prospectus.
Appraisal Rights
      Centrue Financial’s stockholders do not have the right under Delaware law, Centrue Financial’s governing documents, or any other statute to demand appraisal of their shares and obtain cash in an amount equal to the fair value of their shares of Centrue Financial common stock.
Recommendation of Centrue Financial’s Board
      The Centrue Financial board has unanimously approved the merger agreement and the transactions it contemplates and believes that the proposal to adopt the merger agreement and approve the transactions it contemplates are in the best interests of Centrue Financial and its stockholders. The Centrue Financial board unanimously recommends that the Centrue Financial stockholders vote FOR adoption of the merger agreement and approval of the transactions it contemplates and FOR any resolution to adjourn the special meeting, if necessary, to solicit additional proxies. See “Description of Transaction — Centrue Financial’s Reasons for the Merger and Board Recommendation.”
DESCRIPTION OF TRANSACTION
      The following information describes material aspects of the merger and related transactions. This description does not provide a complete description of all the terms and conditions of the merger agreement. It is qualified in its entirety by the Appendices to this document, including the merger agreement, which is attached as Appendix A to this joint proxy statement-prospectus and which is incorporated into this joint proxy statement-prospectus by reference. We urge you to read the Appendices in their entirety.
General
      The merger agreement provides for the merger of Centrue Financial with and into UnionBancorp. At the time the merger becomes effective, each share of Centrue Financial common stock then issued and outstanding will be converted into and exchanged for the right to receive 1.2 shares of UnionBancorp common stock. By approving the merger, UnionBancorp stockholders are also approving the adoption of an amended and restated certificate of incorporation attached as Exhibit A to the merger agreement.
      No fractional shares of UnionBancorp common stock will be issued to Centrue Financial’s stockholders. Rather, UnionBancorp will redeem any of these fractional interests for cash in an amount equal to the average of the closing sale prices of UnionBancorp common stock for the five trading days immediately following the completion of the merger. No interest will be paid or accrued on cash payable to holders of Centrue Financial common stock in lieu of fractional shares. No stockholder of Centrue Financial will be entitled to dividends, voting rights or any other rights as a stockholder of UnionBancorp in respect of any fractional shares.
      On their respective record dates, UnionBancorp had 3,742,851 shares of common stock issued and outstanding and Centrue Financial had 2,232,889 shares of common stock issued and outstanding. Based on the exchange ratio contained in the merger agreement, on completion of the merger, UnionBancorp will issue 2,698,655 shares of its common stock to former Centrue Financial stockholders. After the merger, former Centrue Financial stockholders would own approximately 41.9% of the outstanding shares of common stock of the combined company.

      Fluctuation in UnionBancorp Stock Price. Because the exchange ratio of 1.2 shares of UnionBancorp common stock is fixed, the value of the merger consideration will fluctuate as the price of UnionBancorp common stock changes. Share prices cannot be accurately predicted. The following table illustrates the effective value of the merger consideration to be received on a per share basis under varying prices of UnionBancorp common stock:

Value of Stock
Consideration to be
Received in the
Price of UnionBancorp Common Stock	Merger

$18.75	$22.50
$19.00	$22.80
$19.25	$23.10
$19.50	$23.40
$19.75	$23.70
$20.00	$24.00
$20.25	$24.30
$20.50	$24.60
$20.75	$24.90
$21.00	$25.20
$21.25	$25.50
      You should obtain current market price quotations for UnionBancorp common stock to determine the current value of the merger consideration. Based on the $19.31 closing price of UnionBancorp common stock on September 26, 2006, the total value of the merger consideration to Centrue Financial stockholders is $52.1 million (2,698,655 shares, multiplied by $19.31).
Treatment of Centrue Financial Stock Options and Restricted Stock
      Upon completion of the merger, each outstanding option to acquire Centrue Financial common stock will be converted into an option to acquire that number of whole shares of the combined company’s common stock equal to the product of the number of shares of Centrue Financial common stock that were subject to the original Centrue Financial stock option multiplied by the exchange ratio at a per share exercise price equal to the exercise price per share of the original Centrue Financial stock option divided by the exchange ratio (subject to certain rounding adjustments set forth in the merger agreement). As soon as practicable following the completion of the merger, the combined company intends to file a registration statement to register the issuance of the shares of the combined company’s common stock to be issued upon exercise of the converted Centrue Financial stock options.
      Centrue Financial has issued 12,400 shares of common stock as “restricted stock” under its stock incentive plan. When the merger is completed, each share of restricted stock will vest and will become free of all restrictions, and each of these shares will be converted into the right to receive 1.2 shares of UnionBancorp common stock.
Surrender of Stock Certificates
      Shortly after the merger, all Centrue Financial stockholders will receive a letter of transmittal, together with a return envelope. The letter of transmittal will include instructions for the surrender and exchange of certificates representing Centrue Financial common stock in exchange for the combined company’s common stock. Computershare Shareholder Services, Inc. will serve as the exchange agent in the process. A letter of transmittal will be deemed properly completed only if signed and accompanied by stock certificates representing all shares of Centrue Financial common stock or an appropriate guarantee of delivery of the certificates.

      Please do not send any certificates to the exchange agent, Centrue Financial or UnionBancorp until you receive a letter of transmittal and instructions.
      Until you surrender your Centrue Financial stock certificates for exchange after completion of the merger, you will not be paid dividends or other distributions declared after the merger with respect to any of the combined company’s common stock into which your Centrue Financial shares have been converted. When Centrue Financial stock certificates are surrendered, we will pay to the surrendering holder any of his or her respective unpaid dividends or other distributions, without interest. After the completion of the merger, no further transfers of Centrue Financial common stock will be permitted. Centrue Financial stock certificates presented for transfer after the completion of the merger will be canceled and exchanged for common stock of the combined company.
      None of the exchange agent, UnionBancorp, Centrue Financial or any other person will be liable to any former holder of Centrue Financial common stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.
      If a certificate for Centrue Financial common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon compliance by the holder of Centrue Financial common stock with the conditions reasonably imposed by the exchange agent. These conditions will include a requirement that the stockholder provide a lost instruments indemnity bond in form, substance and amount reasonably satisfactory to the exchange agent and us.
Effective Time of the Merger
      Subject to the conditions to each party’s obligations to complete the merger, the merger will become effective when a certificate of merger reflecting the merger is filed with the Secretary of State of the State of Delaware. Unless we agree otherwise, each party will use reasonable efforts to cause the merger to become effective 10 business days after the later to occur of:

•	the receipt of all required regulatory approvals and the expiration of all statutory waiting periods relating to the approvals; and

•	the satisfaction or waiver of all of the conditions to closing.
      We anticipate that the merger will become effective in the fourth quarter of 2006; however, delays could occur.
      We cannot assure you that the necessary stockholder and regulatory approvals of the merger will be obtained or that other conditions precedent to the merger can or will be satisfied. Either party’s board of directors may terminate the merger agreement if the merger is not completed by March 1, 2007, unless it is not completed because of the failure by the party seeking termination to comply fully with its obligations under the merger agreement, except that, in general, the termination date can be extended for up to ninety days if the sole reason that the closing has not occurred is due to the fact that (1) the regulatory approvals have not been received, or (2) the Registration Statement has not become effective. See “— Conditions to Completion of the Merger” and “— Termination and Termination Fees.”
United States Federal Income Tax Consequences of the Merger
      The following is a summary of the material United States federal income tax consequences of the merger generally applicable to Centrue Financial stockholders. This discussion assumes you hold your shares of Centrue Financial common stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code, and does not address all aspects of United States federal income taxation that may be relevant to you in light of your particular circumstances or if you are subject to special rules, such as rules relating to:

•	stockholders who are not citizens or residents of the United States;

•	financial institutions;

•	tax-exempt organizations;

•	insurance companies;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	stockholders who acquired their shares of Centrue Financial common stock pursuant to the exercise of employee stock options or otherwise acquired shares as compensation; and

•	stockholders who hold their shares of Centrue Financial common stock as part of a hedge, straddle or other risk reduction, constructive sale or conversion transaction.
      In addition, this summary does not address any state, local or foreign tax consequences of the merger that may apply. The following discussion is based on the Code, existing and proposed regulations promulgated under the Code, published Internal Revenue Service rulings and court decisions, all as in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Any such change could affect the continuing validity of this discussion.
      Tax Opinion of Crowe Chizek and Company LLC. It is a condition of the merger, that both UnionBancorp and Centrue Financial have received an opinion from UnionBancorp’s accountants that, for federal income tax purposes, Centrue Financial stockholders who exchange their shares for shares of common stock of the combined company will not recognize any gain or loss as a result of the merger, except in connection with the payment of cash instead of fractional shares. We have obtained the opinion of Crowe Chizek and Company LLC (“Crowe Chizek”) as to the expected federal income tax consequences of the merger, a copy of which is attached as an exhibit to the Registration Statement. Subject to the conditions, qualifications, representations and assumptions contained in this document and in the tax opinion, Crowe Chizek’s opinion provides the following conclusions:

•	The acquisition by UnionBancorp of substantially all of the assets of Centrue Financial in exchange for shares of UnionBancorp common stock and the assumption of liabilities of UnionBancorp and of Centrue Financial pursuant to the merger will constitute a reorganization within the meaning of Section 368(a) of the Code.

•	UnionBancorp and Centrue Financial will each be “a party to a reorganization” within the meaning of Section 368(b) of the Code.

•	No gain or loss will be recognized by either UnionBancorp or Centrue Financial as a result of the merger.

•	No gain or loss will be recognized by the stockholders of Centrue Financial as a result of the exchange of Centrue Financial common stock for UnionBancorp common stock pursuant to the merger. Assuming that the UnionBancorp common stock is a capital asset in the hands of the respective Centrue Financial stockholders and has been held for more than one year, any gain or loss recognized as a result of the receipt of cash in lieu of a fractional share will be a capital gain or loss equal to the difference between the cash received and that portion of the holder’s tax basis in the Centrue Financial common stock allocable to the fractional share.

•	The tax basis of UnionBancorp common stock to be received by the stockholders of Centrue Financial will be the same as the tax basis of the Centrue Financial common stock surrendered in exchange therefor (reduced by any amount allocable to a fractional share interest for which cash is received).

•	The holding period of the UnionBancorp common stock to be received by stockholders of Centrue Financial will include the holding period of the Centrue Financial common stock surrendered in exchange therefore on the date of the exchange.
      The tax opinion is based on the Code, Treasury Regulations issued under the Code by the Internal Revenue Service, judicial decisions and administrative pronouncements of the Internal Revenue Service, all existing and in effect on the date of this joint proxy statement-prospectus and all of which are subject to change at any time, possibly retroactively. Any such change could have a material impact on the conclusions reached in the tax opinion. The tax opinion represents only Crowe Chizek’s best judgment as to the expected federal income tax consequences of the merger and is not binding on the Internal Revenue Service or the courts. The Internal Revenue Service may challenge the conclusions stated in the tax opinion or positions taken by stockholders on their income tax returns. Stockholders of Centrue Financial may incur the cost and expense of defending positions taken by them with respect to the merger. A successful challenge by the Internal Revenue Service could have material adverse consequences to the parties to the merger, including stockholders of Centrue Financial.
      In rendering the tax opinion, Crowe Chizek has relied as to factual matters solely on the continuing accuracy of the following:

•	the description of the facts relating to the merger contained in the merger agreement and this joint proxy statement-prospectus;

•	the factual representations and warranties contained in the merger agreement and this joint proxy statement-prospectus and related documents and agreements; and

•	factual matters addressed by representations made by executive officers of UnionBancorp and Centrue Financial, as further described in the tax opinion.
      Events occurring after the date of the tax opinion could alter the facts upon which the opinion is based. In such case, the conclusions reached in the tax opinion and in this summary could be materially impacted.
      The conditions relating to the receipt of the tax opinion may be waived by both of us, although neither of us currently intends to do so. If the condition relating to the receipt of the tax opinion were waived and the material federal income tax consequences of the merger were substantially different from those described in this joint proxy statement-prospectus, we would each resolicit the approval of our respective stockholders prior to completing the merger.
      Backup Withholding. Unless you provide a taxpayer identification number (social security number or employer identification number) and certify, among other things, that such number is correct, or you provide proof of an applicable exemption from backup withholding, the exchange agent will be required to withhold 28% of any cash payable to Centrue Financial stockholders in connection with the merger. Any amount so withheld under the backup withholding rules is not an additional tax and will be allowed as a refund or credit against your United States federal income tax liability, provided that you furnish the required information to the Internal Revenue Service. Centrue Financial stockholders should complete and sign the substitute Form W-9 that will be included as part of the transmittal letter that accompanies the election form to provide the information and certification necessary to avoid backup withholding, unless an applicable exception exists and is established in a manner that is satisfactory to the exchange agent.
      Centrue Financial stockholders will be required to retain records pertaining to the merger and will be required to file a statement with your United States federal income tax return for the taxable year in which the merger takes place that sets forth certain facts relating to the merger, including your basis in your Centrue Financial common stock that you surrender in connection with the merger and the fair market value of the UnionBancorp common stock that you receive in connection with the merger. In addition, pursuant to the American Jobs Creation Act of 2004, Centrue Financial, or UnionBancorp as Centrue Financial’s successor, will be required to provide to the Internal Revenue Service and Centrue Financial stockholders information with respect to the merger, including information regarding your identity (and the identities of other Centrue Financial stockholders) and the fair market value of UnionBancorp common stock received by you (and by each other Centrue Financial stockholder) in the merger.
      The foregoing discussion is not intended to be a complete analysis or description of all potential federal income tax consequences of the merger. In addition, the discussion does not address tax consequences that may vary with, or are contingent on, your individual circumstances. Moreover, the discussion does not address any non-income tax or any foreign, state, or local tax consequences of the merger. Accordingly, you are strongly urged to consult with your own tax advisor to determine the particular federal, state, local and foreign income and other tax consequences to you of the merger.

Background of the Merger
      The boards of directors of each of Centrue Financial and UnionBancorp have regularly reviewed the business strategies of their respective companies in light of general conditions in the banking industry, local competitive and economic conditions, the results of operations and future prospects, legislative changes and other developments affecting the banking industry generally and each of their respective companies specifically.
      The Centrue Financial board of directors also has considered from time to time the possible benefits of strategic business combinations with other comparably-sized financial institutions, including other bank holding companies, as a part of its ongoing evaluation of available methods to increase stockholder value, to strengthen its franchise through expansion of its existing service area and to solidify its market position in existing markets. Following a series of strategic planning meetings in early 2003, the focus of the institution became to seek to transform Centrue Financial into the premier financial institution in the central Illinois markets between Chicago and St. Louis. To this end, the senior management of Centrue Financial has from time to time had informal discussions with senior management of other financial institutions regarding potential business combinations.
      As a part of these discussions and the implementation of Centrue Financial’s strategic plan, representatives of each of Centrue Financial and UnionBancorp, together with a significant individual stockholder of UnionBancorp, had an informal conversation and information-sharing meeting regarding a very preliminary exploration of the possibility of merging the two franchises. A follow-up meeting was held in the Fall of 2003 following Centrue Financial’s acquisition of Aviston Financial Corporation and the related retention of Thomas A. Daiber as Chief Executive Officer. Although the parties recognized that potential synergies could be reached given UnionBancorp’s expressed desire to move their franchise toward Chicago and build a full-service financial institution, the parties did not make any further effort to pursue a transaction at that time. This decision was based in part on the need for UnionBancorp to address asset quality and earnings issues that had arisen in the early 2000s and to implement a cohesive long-term strategy, including focusing on the retention of a strong management team. In addition, the parties agreed that there was a need on the part of Centrue Financial’s new management team to integrate operations following the Aviston acquisition prior to undertaking a strategic transaction of this nature, as well as to focus on asset quality and earnings issues.
      Centrue Financial’s board of directors continued to evaluate business combinations, undertaking the acquisition of two smaller financial institutions located in central Illinois, and also continued to explore the availability of additional opportunities that would enhance stockholder value. In April 2005, Centrue Financial received an unsolicited, non-binding expression of interest from senior management of an Illinois financial institution, which included an offer to purchase Centrue Financial for cash and stock consideration. Over a series of meetings conducted during May 2005, Centrue Financial, together with a financial advisor, analyzed the expression of interest, and the parties conducted mutual due diligence. Following review and discussion among the parties, the negotiations were terminated due to relative valuation issues and to an inability of the parties to reach agreement on threshold issues such as management and director integration.
      Following UnionBancorp’s employment of Scott A. Yeoman as Chief Executive Officer in June 2005, Mr. Yeoman met with Mr. Daiber and with the retiring Chief Executive Officer of UnionBancorp, and the parties met again in November 2005, along with the Chief Financial Officers of each institution. At that time, the parties entered into a confidentiality agreement to facilitate the exchange of information. Although the parties again informally discussed the desirability of a proposed affiliation, these discussions did not progress, primarily because UnionBancorp’s board was in the midst of consideration of UnionBancorp’s strategic direction, and UnionBancorp was also in the midst of a reduction in force.
      In the Fall of 2005, Centrue Financial received an unsolicited, non-binding expression of interest from a financial institution located in the St. Louis metropolitan area regarding an offer to acquire Centrue Financial in a cash and stock transaction. Representatives of each company met with one another to discuss the desired synergies resulting from the proposed acquisition, and the parties, including a new financial advisor to Centrue Financial, conducted mutual due diligence. Following this process and after discussions among the respective parties regarding transaction terms, discussions, were terminated due to, among other things, uncertainty with respect to the combined company’s ability to generate acceptable earnings.
      The board of directors in November 2005 again considered its strategic alternatives, and agreed to further evaluate Centrue Financial’s strategic plan. In January 2006, Centrue Financial conducted an informal market check, with its financial advisor contacting approximately 8-10 financial institutions, including UnionBancorp, that Centrue Financial felt might have a strategic or financial interest in the potential acquisition of Centrue Financial at a market premium. The board of directors of Centrue Financial determined as a result of this market check that the timing did not seem appropriate to sell the company, but that it might be willing to consider strategic combinations structured as a merger of equals. In reaching this conclusion, the Centrue Financial board considered that a merger of equals would, if completed, likely be completed at a value that would not represent an immediate premium over Centrue Financial’s then current market value, while its previous considerations of sale transactions had contemplated that Centrue Financial stockholders would receive such a premium. However, the board noted that at no time had any prior discussions or the informal market check indicated that a sale transaction at an acceptable value would be achievable. In addition, in making its decision to focus on a merger of equals transaction, the board noted that the evaluation of the price to be paid to Centrue Financial stockholders would be able to be evaluated over a long-term horizon, which would give the board flexibility to evaluate transactions that would support its overall corporate strategy and that may, if proper synergies were achieved, result in increases in stockholder value in the long term. When Mr. Yeoman again contacted Mr. Daiber in January, 2006 to discuss an affiliation structured as a merger of equals, the parties began in earnest to discuss the proposed structure and financial terms of such a transaction. At a UnionBancorp board meeting held on March 16, 2006, Dennis J. McDonnell, chairman of UnionBancorp, reported on conversations he had had with Centrue Financial and discussed similarities between the organizations and advantages to be gained in a merger of equals.
      As a result of discussions held in April, 2006 among representatives of each company, including a significant individual stockholder of UnionBancorp, the parties agreed to move forward with the consideration of a possible transaction in which Centrue Financial would combine with UnionBancorp, with the combined company retaining the name “Centrue Financial Corporation.” In the combination, it was proposed that UnionBancorp would issue stock to Centrue Financial’s stockholders, with an exchange ratio based on an approximation of market-to-market value preceding the date of announcement of the transaction. It was also proposed that the combined company would have a board of directors comprised of ten members, five from each constituent company, with equal representation on committees of the board. The senior management team was proposed to consist of Mr. Daiber as Chief Executive Officer, Mr. Yeoman as Chief Operating Officer, and Kurt R. Stevenson, the current Chief Financial Officer of UnionBancorp, as the Chief Financial Officer. Through a series of meetings and conversations held in late April 2006, the parties developed a framework for the financial terms and management integration, and expressed a mutual interest in pursuing a transaction. The discussions among the parties included the consideration of the possible advantages of a combination, including the fact that each of the franchises had little geographic overlap and represented the opportunity to extend the combined market share over a larger portion of central Illinois, with a possible long term goal of ultimately expanding into the Chicago metropolitan area. At a meeting of UnionBancorp’s board on April 25, 2006, Mr. McDonnell apprised the entire UnionBancorp board of the above discussions and after discussion among the board members, the UnionBancorp board unanimously agreed that UnionBancorp should continue conversations with Centrue Financial. Mr. McDonnell sent a letter to Centrue Financial dated May 18, 2006 setting forth the proposed material terms of a possible merger of equals transaction between UnionBancorp and Centrue Financial.
      At a meeting of Centrue Financial’s board held on May 24, 2006, the directors approved moving forward with the consideration a possible merger, and authorized management to proceed with mutual due diligence. In addition, the directors authorized management to contact prospective investment bankers, including Centrue Financial’s most recent financial advisor, and ask the bankers to give presentations with respect to the proposed transaction. UnionBancorp and Centrue Financial met and had discussions several times over the ensuing days to organize the due diligence process and to discuss organization, vision and strategy for the combined institution. In addition, the parties discussed with their respective counsel the alternative structures for a merger of equals transaction.
      A meeting of UnionBancorp’s board was held on May 25, 2006 which was attended by all of UnionBancorp’s directors, UnionBancorp’s Chief Financial Officer, Kurt R. Stevenson, and representatives of UnionBancorp’s attorneys, Howard & Howard Attorneys P.C. At the meeting, Mr. McDonnell updated the board on the negotiations with Centrue. Representatives of Howard & Howard discussed in detail with the board members their fiduciary duties in connection with merger transactions and answered questions from the board. A possible timeline was also discussed should events move forward including the due diligence process and the timing of the preparation of a definitive agreement. Messrs. Yeoman and Stevenson recommended that the company engage Sandler O’Neill & Partners, L.P. to act as independent financial advisors to assist management in a possible merger of equals transaction with Centrue Financial, based on UnionBancorp’s previous experience with Sandler O’Neill and Sandler O’Neill’s reputation and expertise in the financial services industry. After discussion and by unanimous vote, the Board authorized management to engage Sandler O’Neill as financial advisor to UnionBancorp. UnionBancorp formally engaged Sandler O’Neill by letter dated May 25, 2006.
      On June 1, 2006, the audit committee of Centrue Financial’s board of directors met, with participation from the remaining board members and legal counsel, Barack Ferrazzano, to interview the investment bankers to represent Centrue Financial in connection with the transaction. Following the presentations offered at the meeting, the audit committee selected Keefe Bruyette & Woods, Inc. to represent Centrue Financial as the investment banker on the transaction, based in part on their experience with merger of equals transactions. Keefe Bruyette was directed to begin its financial analysis of the transaction, and to engage in discussions with UnionBancorp’s financial advisors, Sandler O’Neill & Partners, to assess whether any modification to the proposed exchange ratio was appropriate. At the conclusion of the meeting, the audit committee directed Barack Ferrazzano to prepare a definitive merger agreement to be presented to UnionBancorp’s counsel.
      Beginning June 2, 2006, additional meetings were held between Centrue Financial, UnionBancorp and their financial advisors to discuss each organization’s respective financial performance, personnel and business plans. The parties also discussed how the two organizations would combine in a merger of equals, and how the transaction and resulting company would be structured. Due diligence began June 5, 2006, and continued through the following week. Over this period, Sandler O’Neill and Keefe Bruyette continued discussions with respect to the exchange ratio, and Sandler O’Neill recommended to Keefe Bruyette a fixed exchange ratio of 1.2 shares of UnionBancorp common stock for each share of Centrue Financial common stock, with this ratio based on the previously discussed market-to-market methodology. Keefe Bruyette reported to Centrue Financial that UnionBancorp was not receptive to a modification of the exchange ratio methodology.
      On June 12, 2006, UnionBancorp held a board meeting which was attended by all but one of its directors, Mr. Stevenson, Chief Financial Officer, and representatives of Howard & Howard and Sandler O’Neill. The meeting was called to update the board on the status of negotiations and due diligence. Mr. Yeoman advised that he and Mr. Stevenson met twice with Mr. Daiber prior to the commencement of the due diligence process. The meetings ended on a positive note with all parties agreeing that there would be synergies in a combined organization. Also discussed were preliminary organizational chart items, line of business structure and centralized operations and support functions. Mr. Yeoman discussed the diligence process and reviewed the findings identified by the due diligence team. Representatives of Sandler O’Neill then discussed the exchange ratio analysis projecting a 1.20x exchange ratio and their pro forma contribution analysis as of March 31, 2006 supporting a merger of equals transaction. The board briefly discussed a timeline of events should the companies move forward and the prospective need to offer employment contracts to key individuals to ensure the successful integration of the two companies.
      On June 13, 2006, Centrue Financial’s board of directors held a meeting that included the participation of Keefe Bruyette and Barack Ferrazzano. At this meeting, the Centrue Financial board reviewed the strategic alliance process to date, a summary of the merger-of-equals transaction proposal, and a financial analysis presented by Keefe Bruyette of Centrue Financial, UnionBancorp and the proposed transaction. Management provided the board of directors with the initial due diligence report, which included a discussion of the loan review, financial and related areas, insurance and benefit plans, premises and equipment, retail overview, trust and brokerage activities, regulatory matters and personnel. In addition, Barack Ferrazzano delivered its initial legal due diligence report, including addressing securities, contract and benefit matters. The meeting also included a detailed discussion by counsel of the terms of the proposed merger agreement and employment agreements to be entered into with key management personnel of the combined company. Barack Ferrazzano also reviewed with the board its fiduciary obligations and the legal standards applicable to a decision by the board to approve the merger agreement and related transaction and recommend their approval to stockholders. At the conclusion of the meeting, counsel was requested to deliver the agreement to UnionBancorp’s counsel and to negotiate a definitive agreement. Barack Ferrazzano delivered the draft agreement to Howard & Howard, counsel for UnionBancorp, later that afternoon.
      Management of Centrue Financial and UnionBancorp, along with their respective financial advisors, continued to have discussions regarding the proposed exchange ratio. The two management teams also discussed other key issues such as transaction structure, management, integration risk, systems compatibility and other transitional issues. These discussions continued through June 2006. Concurrently, Barack Ferrazzano and Howard & Howard negotiated, with input from their respective clients, the terms of the merger agreement and related documents, including proposed employment agreements for the top and lower-tier management personnel. Throughout this time period, the boards of directors of Centrue Financial and UnionBancorp were kept advised of the progress made and the issues under discussion. In addition, the Centrue Financial board of directors met on June 21 and June 22 to engage in additional discussions regarding the terms of the proposed transaction, including discussion of the status of the merger agreement and the status of conversations among the parties relating to employment agreement terms and management integration matters.
      UnionBancorp’s board met on June 22, 2006. Mr. Stevenson, representatives of Howard & Howard, representatives of UnionBancorp’s independent auditor, Crowe Chizek and Company LLC, and representatives of Sandler O’Neill were also in attendance. Based on the current draft of the merger agreement, a representative of Howard & Howard discussed legal issues associated with the merger agreement and the board’s fiduciary duties in considering the merger agreement and answered questions from the board. Messrs. Yeoman and Stevenson presented an assessment of the benefits and risks associated with the proposed merger and provided an overview of Centrue Financial including a historical review and branch location descriptions. The scope and outcome of the due diligence investigation was discussed and board members were provided with executive overviews from the line of business managers who were directly involved in the due diligence process. Discussions also included a review of integration strategies and the proposed organizational chart. Representatives of Sandler O’Neill provided a detailed discussion of the analysis of the proposed merger and also answered questions from the board.
      On June 26, 2006, Mr. Daiber and an independent director of Centrue Financial met with Mr. Yeoman, an independent director of UnionBancorp and the Chairman of the Board of UnionBancorp, to discuss further specifics with respect to the employment and compensation arrangements, including final identification of the parties who would enter into employment agreements and the compensation and benefit levels for those individuals. The parties continued discussions on these matters as well as board structure over the next several days, while counsel for the respective parties worked to finalize the merger agreement and other documentation, including the disclosure schedules delivered in connection with the merger agreement.
      On June 30, 2006, the Centrue Financial board of directors held a special meeting to consider the negotiated terms of the transaction. The meeting included extensive discussion of the proposed transaction, the merger agreement and updated explanatory materials similar to those previously reviewed by the Centrue Financial board at the June 13, 2006 meeting. Barack Ferrazzano again reviewed with the board its fiduciary duties and other legal considerations involved in a decision to approve the contemplated transactions. Keefe Bruyette reviewed the financial terms of the transaction, provided a financial analysis of the proposed transaction and orally expressed an opinion that the exchange ratio was fair to Centrue Financial’s stockholders from a financial point of view. Keefe Bruyette confirmed this oral opinion in writing by letter dated June 30, 2006. At the conclusion of this portion of the meeting, the Centrue Financial board determined that the proposed merger of equals with UnionBancorp was in the best interests of its stockholders and unanimously approved the merger agreement and related transactions.
      UnionBancorp also held a special meeting on June 30, 2006 to consider and vote on the proposed merger agreement and the transactions related to the merger agreement. Mr. Stevenson, representatives of Howard & Howard, representatives of Crowe Chizek, and representatives of Sandler O’Neill were also in attendance. Mr. Yeoman began by summarizing the activities which had taken place since the last meeting of the board relating to discussions between representatives of UnionBancorp and representatives of Centrue Financial. He also summarized the results of due diligence investigations. A representative of Howard & Howard again discussed the fiduciary duties of the board in considering the merger agreement and reviewed the terms of the merger agreement, voting agreement, employment agreements, and other matters. Finally, Sandler O’Neill reviewed the financial terms of the transaction, provided a financial analysis of the proposed transaction and orally expressed an opinion that the exchange ratio was fair to UnionBancorp’s stockholders from a financial point of view, which Sandler O’Neill subsequently confirmed in writing by letter dated June 30, 2006. After extensive discussion, UnionBancorp’s board determined that the proposed merger of equals with Centrue Financial was in the best interests of its stockholders and unanimously approved the merger agreement and related transactions.
      The merger agreement was signed by both Centrue Financial and UnionBancorp after the closing of stock markets on June 30, 2006, and was publicly announced on June 30, 2006.
UnionBancorp’s Reasons for the Merger and Board Recommendation
      The UnionBancorp board believes that the merger is fair to, and in the best interests of, UnionBancorp and the UnionBancorp stockholders. Accordingly, the UnionBancorp board has unanimously approved the merger agreement and unanimously recommends that the UnionBancorp stockholders vote FOR the adoption of the merger agreement.
      The UnionBancorp board believes that the consummation of the merger presents a unique opportunity to combine with one of central Illinois’ leading community banking franchises to create an even stronger Illinois community banking franchise with an enhanced geographic presence and product development capabilities.
      In reaching its decision to approve the merger agreement, the UnionBancorp board consulted with UnionBancorp’s management, as well as with its financial and legal advisors, and considered a variety of factors, including the following:

•	the fact that the exchange ratio represented an at-market transaction based on the ratio of the market price of Centrue Financial common stock to the market price of UnionBancorp common stock, which the UnionBancorp board believed presented a unique and attractive opportunity, and that the exchange ratio would be fixed thereby reducing the risk that the transaction would become dilutive to UnionBancorp’s stockholders;

•	the potential cost saving opportunities and the related potential positive impact on the combined company’s earnings, including, specifically, the elimination of UnionBancorp’s current need to upgrade its operating platform by converting to the operating platform currently in use at Centrue Financial;

•	the opportunities for revenue enhancements through the development of more extensive product offerings, including cash management and private banking, by a combined company with significantly greater resources than either standing alone, and the ability to leverage UnionBancorp’s asset management business over a larger franchise;

•	the opportunity to build greater brand recognition and awareness;

•	the governance arrangements with respect to the combined company post-merger, including the fact that Mr. McDonnell would serve as Chairman of the combined company, Mr. Yeoman would serve as Chief Operating Officer, and Mr. Stevenson would serve as Chief Financial Officer, as well as, the proposed composition of the board of directors;

•	the belief of UnionBancorp’s senior management that the managements and employees of Centrue Financial and UnionBancorp possess complementary skills and expertise and the potential advantages of a larger institution when pursuing, or seeking to retain, production and management talent;

•	the benefit and convenience to the combined company’s customers resulting from the greater number of retail banking outlets spread over a broader geographic area that would become available to them for the conduct of their banking business, as well as the increased penetration of the northern, central and southwestern Illinois markets;

•	the opportunity to leverage UnionBancorp’s recent success in centralization, standardization, and consolidation of non-sales related operations across Centrue Financial’s diverse operations platforms, thereby enhancing revenue-generating activities in all branch locations;

•	the complementary nature and similarities in the markets served by Centrue Financial and UnionBancorp;

•	Centrue Financial’s community banking philosophy, and stated commitment to local decision-making, and involvement by its leaders in the communities that it serves;

•	the tax-free nature of the transaction due to the all-stock consideration to be utilized in the merger;

•	the competence, experience, and integrity of Centrue Financial’s senior officers;

•	the growing accounting, legal and regulatory compliance costs for publicly-traded institutions and the ability to spread such costs over a significantly larger revenue base;

•	the increasingly high costs of product development and technology and the probability that such costs are likely to continue to increase in the future;

•	the belief that, following the merger, the combined entity will be well-positioned to continue to grow through possible future acquisitions or expansions while at the same time increasing its attractiveness as a possible merger candidate; and correspondingly, the ability to make strategic divestitures from time-to-time which should have a reduced impact on a larger-sized institution;

•	the opinion of Sandler O’Neill that, as of June 30, 2006, the exchange ratio in the merger was fair from a financial point of view to UnionBancorp stockholders (see “— Fairness Opinion of UnionBancorp’s Financial Advisor”);

•	the anticipated increase in the liquidity of the combined company’s stock resulting from a significantly expanded stockholder base and the potential increase in interest from institutional investors and securities analysis; and

•	the likelihood that the merger will be approved by the appropriate regulatory authorities in a timely manner (see “— Regulatory Approvals”).
      The foregoing discussion of the information and factors considered by the UnionBancorp board is not intended to be exhaustive, but includes all material factors considered by the UnionBancorp board. In reaching its determination to approve and recommend the merger, the UnionBancorp board did not assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors. The UnionBancorp board is unanimous in its recommendation that UnionBancorp stockholders vote for approval and adoption of the merger agreement.
Centrue Financial’s Reasons for the Merger and Board Recommendation
      The Centrue Financial board of directors believes that the merger is fair to, and in the best interests of, Centrue Financial and its stockholders. Accordingly, the Centrue Financial board has unanimously approved the merger agreement and unanimously recommends that its stockholders vote FOR the approval of the merger agreement and the transactions it contemplates.

      Centrue Financial’s board has concluded that the proposed merger offers stockholders an extremely attractive opportunity to achieve the board’s strategic business objectives. These objectives included increasing stockholder value and growing the size of the business to one of the premier financial institutions in central Illinois.
      In deciding to approve the merger agreement and the transactions it contemplates, Centrue Financial’s board consulted with management, as well as its legal counsel and financial advisors, and considered numerous factors, including the following:

•	information with respect to the businesses, earnings, operations, financial condition, prospects, capital levels and asset quality of Centrue Financial and UnionBancorp, both individually and as a combined company; in particular, the Centrue Financial board focused on the strategic fit of the business lines and the operating philosophies of the two institutions;

•	the perceived risks and uncertainties attendant to Centrue Financial’s execution of its strategic growth plans as an independent banking organization, including the need to hire and retain management personnel, including a Chief Financial Officer, in order to support and enhance future growth;

•	the fact that the merger would combine two solid and emerging banking franchises to create a $1.3 billion bank that would have a top 50 deposit share in Illinois;

•	the consistency of the merger with Centrue Financial’s long-term strategic vision to seek profitable future expansion in the far southern and southwestern Chicago suburbs, providing the foundation for advancement into both the Chicago metropolitan and St. Louis metropolitan areas, leading to continued growth in overall stockholder value;

•	the complementary nature of the businesses of Centrue Financial and UnionBancorp and the anticipated improved stability of the combined company’s business and earnings in varying economic and market climates relative to Centrue Financial on a stand-alone basis;

•	the combination of the significant management talent of both organizations, which would provide for operational synergies and efficiencies;

•	the belief of Centrue Financial’s senior management and the Centrue Financial board that the two companies share a common vision with respect to delivering financial performance and stockholder value and that their executive officers and employees possess complementary skills and expertise;

•	the advantages of a combination with an institution such as UnionBancorp that already has a significant market share in the northern central Illinois markets and the opportunities for increased efficiencies and significant cost savings resulting from a combination with UnionBancorp’s current organization, resulting in increased profitability of the combined entity over time, as compared to a possible combination without a similar market presence;

•	the fact that the combined company would continue to be publicly held following the merger, providing the combined company’s stockholders with continued access to a public trading market, and that stockholders would be expected to have increased liquidity for their shares as a result of the higher market capitalization of the combined company;

•	the fact that the market capitalization of the combined institution, as compared with Centrue Financial’s market capitalization as a stand-alone entity, was expected to provide the company with increased access to capital markets to finance the combined company’s capital requirements, and in addition would provide for enhanced market visibility;

•	the fact that the higher market capitalization of the combined company was expected to enhance the attractiveness of the company’s stock going forward, which would make the stock more attractive as consideration to be used in future acquisition opportunities that may allow for increased stockholder value;

•	the current and prospective economic and competitive environments facing Centrue Financial and other financial institutions, characterized by intensifying competition from both banks and nonbank financial service organizations, and the growing costs associated with regulatory compliance in the industry;

•	the belief that the market value of UnionBancorp’s common stock prior to the execution of the merger agreement offered favorable prospects for future appreciation as a result of the proposed merger and other strategic initiatives that would be implemented by the combined company;

•	the belief that the merger would result in stockholders of Centrue Financial receiving stock in a high quality combined company that should benefit stockholders through enhanced operating efficiencies and better penetration of commercial and consumer banking markets in Illinois;

•	the belief that, while no assurances could be given, the business and financial advantages contemplated in connection with the merger were likely to be achieved within a reasonable time frame, particularly in light of the fact that the organizations have transition experience due to recent successfully completed acquisitions, divestitures, charter consolidations and/or data processing conversions;

•	the opinion of Keefe Bruyette that, as of June 30, 2006, the exchange ratio offered in the merger was fair from a financial point of view to Centrue Financial’s stockholders (see “— Fairness Opinion of Centrue Financial’s Financial Advisor”); and

•	the likelihood that the merger will be approved by the relevant bank regulatory authorities (see “— Regulatory Approval”).
      The above discussion of the information and factors considered by the Centrue Financial board is not intended to be exhaustive, but includes the material factors they considered. In arriving at its determination to approve the merger agreement and the transactions it contemplates, and recommend that the Centrue Financial stockholders vote to approve them, the Centrue Financial board did not assign any relative or specific weights to the above factors, and individual directors may have given differing weights to different factors. The Centrue Financial board unanimously recommends that its shareholders vote to approve the merger agreement and the related transactions.
Fairness Opinion of UnionBancorp’s Financial Advisor
      By letter dated May 25, 2006, UnionBancorp retained Sandler O’Neill to act as its financial advisor in connection with a possible business combination with Centrue Financial. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.
      Sandler O’Neill acted as financial advisor to UnionBancorp in connection with the proposed transaction. At the June 30, 2006 meeting at which UnionBancorp’s board considered and approved the merger agreement, Sandler O’Neill delivered to the board its oral opinion, that, as of such date, the exchange ratio was fair to UnionBancorp and UnionBancorp’s shareholders from a financial point of view. The full text of Sandler O’Neill’s opinion is attached as Appendix B to this joint proxy statement/ prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. Sandler O’Neill urges UnionBancorp’s shareholders to read the entire opinion carefully in connection with their consideration of the proposed merger.
      Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to UnionBancorp’s board and is directed only to the fairness of the Centrue exchange ratio to UnionBancorp and UnionBancorp’s shareholders from a financial point of view. It does not address the underlying business decision of UnionBancorp to engage in the merger or any other aspect of the merger and is not a recommendation to any UnionBancorp shareholder as to how such shareholder should vote at the special meeting with respect to the merger or any other matter.

      In connection with rendering its June 30, 2006 opinion, Sandler O’Neill reviewed and considered, among other things:

•	the merger agreement;

•	certain publicly available financial statements and other historical financial information of UnionBancorp that they deemed relevant;

•	certain publicly available financial statements and other historical financial information of Centrue Financial that they deemed relevant;

•	earnings per share estimates for UnionBancorp for the years ending December 31, 2006 through 2009 as provided by, and reviewed with, senior management of UnionBancorp;

•	internal financial projections for Centrue Financial for the years ending December 31, 2006 through 2008 provided by and reviewed with senior management of Centrue Financial and as reviewed with and adjusted by senior management of UnionBancorp and estimated financial projections for the year ended December 31, 2009 as discussed with senior management of UnionBancorp;

•	the pro forma financial impact of the Merger on UnionBancorp, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings determined by the senior management of UnionBancorp;

•	the publicly reported historical price and trading activity for UnionBancorp’s and Centrue Financial’s common stock, including a comparison of certain financial and stock market information for UnionBancorp and Centrue Financial and similar publicly available information for certain other companies the securities of which are publicly traded;

•	to the extent publicly available, the financial terms of certain recent merger of equals type business combinations in the commercial banking industry;

•	the current market environment generally and the banking environment in particular; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as they considered relevant.
      Sandler O’Neill also discussed with certain members of senior management of UnionBancorp the business, financial condition, results of operations and prospects of UnionBancorp and held similar discussions with certain members of senior management of Centrue Financial regarding the business, financial condition, results of operations and prospects of Centrue Financial.
      In performing its reviews and analyses and in rendering its opinion, Sandler O’Neill relied upon the accuracy and completeness of all the financial and other information that was available to them from public sources or that was provided to Sandler O’Neill by UnionBancorp or Centrue Financial or their respective representatives and have assumed such accuracy and completeness for purposes of such reviews and analysis and in rendering its opinion. Sandler O’Neill further relied on the assurances of the managements of each UnionBancorp and Centrue Financial that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Sandler O’Neill was not asked to undertake, and did not undertake, an independent verification of any such information and Sandler O’Neill assumes no responsibility or liability for the accuracy or completeness thereof. Sandler O’Neill did not make an independent evaluation or appraisal of the specific assets, the collateral securing the assets or the liabilities (contingent or otherwise) of UnionBancorp or Centrue Financial or any of their subsidiaries, or the collectibility of any such assets, nor was Sandler O’Neill furnished with any such evaluations or appraisals. Sandler O’Neill did not make an independent evaluation of the adequacy of the allowance for loan losses of UnionBancorp or Centrue Financial nor has Sandler O’Neill reviewed any individual credit files relating to UnionBancorp or Centrue Financial. Sandler O’Neill assumed, with UnionBancorp’s consent, that the respective allowances for loan losses for both UnionBancorp and Centrue Financial were adequate to cover such losses.

      With respect to the earnings estimates for UnionBancorp and Centrue Financial reviewed with the managements of UnionBancorp and Centrue Financial respectively and used by Sandler O’Neill in its analyses, UnionBancorp’s and Centrue Financial’s managements confirmed to Sandler O’Neill that they reflected the best currently available estimates and judgments of the respective managements of the respective future financial performances of UnionBancorp and Centrue Financial, respectively. With respect to the projections of transaction expenses and cost savings determined by and reviewed with the senior management of UnionBancorp, such senior management confirmed to Sandler O’Neill that they reflected the best currently available estimates and judgments of such senior management and Sandler O’Neill assumed that such performances would be achieved. Sandler O’Neill expressed no opinion as to such financial projections or the assumptions on which they were based. Sandler O’Neill also assumed that there has been no material change in UnionBancorp’s and Centrue Financial’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to Sandler O’Neill. Sandler O’Neill assumed in all respects material to its analysis that UnionBancorp and Centrue Financial would remain as going concerns for all periods relevant to Sandler O’Neill’s analyses, that all of the representations and warranties contained in the Agreement and all related agreements were true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements, that the conditions precedent in the agreements are not waived and that the Merger will be a tax-free reorganization for federal income tax purposes. Finally, with Union’s consent, Sandler O’Neill relied upon the advice UnionBancorp received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.
      Sandler O’Neill’s opinion was necessarily based upon financial, economic, market and other conditions as they existed on, and could be evaluated as of, the date of its opinion. Events occurring after the date of its opinion could materially affect Sandler O’Neill’s opinion. Sandler O’Neill has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date of its opinion. Sandler O’Neill expressed no opinion as to what the value of UnionBancorp’s common stock will be when it is issued to Centrue Financial’s shareholders pursuant to the Agreement or the prices at which UnionBancorp’s and Centrue Financial’s common stock may trade at any time.
      In rendering its June 30, 2006 opinion, Sandler O’Neill performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler O’Neill, but is not a complete description of all the analyses underlying Sandler O’Neill’s opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to UnionBancorp or Centrue Financial and no transaction is identical to those described in the registration statement. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of UnionBancorp and Centrue Financial and the companies to which they are being compared.
      In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of UnionBancorp, Centrue Financial and Sandler O’Neill. The analyses performed by Sandler O’Neill are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the UnionBancorp board at the board’s

June 30, 2006 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different.
      Summary of Proposal. Sandler O’Neill reviewed the financial terms of the proposed transaction. Using a fixed exchange ratio of 1.20 share of UnionBancorp common stock for each share of Centrue Financial common stock and based upon 3,742,651 common shares outstanding, 301,675 options outstanding at a weighted-average exercise price of $15.74 for UnionBancorp, and 2,238,164 common shares outstanding and 204,800 options outstanding at a weighted-average exercise price of $25.28 for Centrue Financial. Sandler O’Neill calculated the following pro forma ownership ratios:
Pro Forma Ownership

	UnionBancorp	Centrue Financial

Diluted Ownership(1)	58.7%	41.3%

(1)	Based on the estimated dilutive impact of options.
      Based upon the closing price of UnionBancorp’s common stock on June 29, 2006 of $20.10, Sandler O’Neill calculated implied consideration of $24.12 per Centrue Financial share. Based upon financial information for Centrue Financial for the twelve months ended March 31, 2006, Sandler O’Neill calculated the following ratios:
Transaction Ratios

Transaction price/last 12 months earnings per share	14.4x(1)
Transaction price/tangible book value per share	125.5%
Transaction price/stated book value per share	201.7%
Tangible book premium/core deposits(2)	6.2%
Premium to market price(3)	5.3%

(1)	Excludes $80,000 non-recurring loss.

(2)	Assumes 74.7% of Centrue Financial’s deposits are core deposits.

(3)	Based on Centrue Financial’s closing price of $22.91 as of June 29, 2006.
      For the purposes of Sandler O’Neill’s analyses, earnings per share were based on fully diluted earnings per share. The aggregate transaction value was approximately $55.1 million, based upon the share and option information for Centrue Financial noted above.
      Contribution Analysis. Sandler O’Neill reviewed the relative contributions to be made by UnionBancorp and Centrue Financial to the combined institution based on the financial information of both companies as of March 31, 2006. This analysis indicated that the implied contributions to the combined entity were as follows:

	Contribution Analysis	Centrue
	UnionBancorp	Financial

Assets	51.4%	48.6%
Net loans	48.1%	51.9%
Core deposits(1)	45.7%	54.3%
Tangible equity	68.4%	31.6%
Last 12 months net income(2)	52.6%	47.4%
Budgeted 2006 net income(3)(4)	58.6%	41.4%
Budgeted 2007 net income(4)	59.0%	41.0%
Pro forma diluted ownership(5)	58.7%	41.3%

(1)	For Centrue Financial, assumes 74.7% of deposits are core deposits. For UnionBancorp assumes 61.6% of deposits are core deposits.

(2)	For Centrue Financial, last twelve months net income excludes $80,000 of non-recurring loss. For UnionBancorp, it excludes $800,000 of negative provision.

(3)	For UnionBancorp, estimated 2006 net income excludes $800,000 of negative provision.

(4)	Based upon internal financial projections produced by respective management teams of Centrue Financial and UnionBancorp.

(5)	Based upon the 1.20 exchange ratio.
      Analysis of Selected “Merger of Equals” Transactions. Sandler O’Neill reviewed 14 “merger of equals” transactions from across the nation announced from January 1, 2001 through June 29, 2006 involving commercial banks with transaction values less than $1.0 billion. Sandler O’Neill reviewed the relative levels of pro forma ownership, pro forma board room representation including board chairman, the composition of the pro forma management team, the relative asset contribution, relative earnings contribution of the merging parties and the market premium offered to the acquired party. The median results were compared with the proposed merger and are displayed in the table below:

Merger of Equals Median
	(Surviving Entity —	UnionBancorp-Centrue
	Non-Surviving Entity)	Financial

Board representation	50.0%-50.0%	50.0%-50.0%
Pro forma ownership(1)	51.7%-48.3%	58.7%-41.3%
Asset contribution	54.8%-45.2%	51.4%-48.6%
Earnings contribution(2)	52.7%-47.3%	52.6%-47.4%
Market premium	22.3%	5.3%

(1)	Based upon diluted pro forma ownership for UnionBancorp/ Centrue Financial.

(2)	Based upon last twelve months net income as of 3/31/06. Relative earnings contribution projected to be 51.1%-48.9% and 51.2%-48.8% in 2006 and 2007 respectively for UnionBancorp and Centrue Financial.
      Comparable Company Analysis. Sandler O’Neill used publicly available information to perform a comparison of selected financial and market trading information for UnionBancorp and Centrue Financial.
      Sandler O’Neill used publicly available information to compare selected financial and market trading information for UnionBancorp, Centrue Financial and a group of financial institutions selected by Sandler O’Neill (“the Peer Group”). The Peer Group consisted of the following publicly traded commercial banks headquartered in the Midwest (1) with total assets between $550 million and $725 million:

Alerus Financial Corporation	ISB Financial Corporation
Baraboo Bancorporation, Incorporated	Kentucky Bancshares, Inc.
Community Bank Shares of Indiana, Inc.	Landmark Bancorp, Inc.
DCB Financial Corp	MidWestOne Financial Group, Inc.
Fentura Financial, Inc.	NB&T Financial Group, Inc.
First Banking Center, Inc.	O.A.K. Financial Corporation
First Business Financial Services, Inc.	Team Financial, Inc.
Foresight Financial Group, Inc.	Tower Financial Corporation

(1)	Midwest region defined with the following states: Illinois, Indiana, Iowa, Kansas, Kentucky, Michigan, Minnesota, Missouri, Nebraska, North Dakota, Ohio, South Dakota, Wisconsin

      The analysis compared publicly available financial information for UnionBancorp, Centrue Financial and the high, low, mean, and median financial and market trading data for the Peer Group as of and for the twelve months ended March 31, 2006. The table below sets forth the data for UnionBancorp, Centrue Financial and the median data for the Peer Group as of and for the twelve months ended March 31, 2006, with pricing data as of June 29, 2006.
Comparable Group Analysis

Peer Group	Centrue
Median	Financial	UnionBancorp

Total Assets (in millions)	$663.8	$626.3	$661.7
Tangible Equity/ Tangible Assets	7.62%	4.38%	8.85%
Intangible Assets/ Total Equity	6.52%	37.76%	11.40%
Net Loans/ Total Assets	74.42%	68.69%	60.32%
Gross Loans/ Total Deposits	91.54%	88.18%	76.59%
Total Borrowings/ Total Assets	11.11%	10.61%	9.14%
Non-performing Assets/ Assets	0.33%	0.70%	0.50%
Loan Loss Reserve/ Gross Loans	1.22%	1.02%	1.85%
Net Interest Margin	3.71%	3.34%	3.55%
Non-interest Income/ Average Assets	0.97%	1.14%	1.13%
Fees/ Revenues	20.24%	27.84%	26.47%
Non-interest Expense/ Average Assets	2.86%	3.24%	3.40%
Efficiency Ratio	66.23%	78.90%	79.36%
Return on Average Assets	0.99%	0.60%	0.73%
Return on Average Equity	10.72%	8.68%	7.16%
EPS CAGR (2001-Last Twelve Months)	10.31%	5.43%	2.78%
Price/ Book Value	159.73%	119.20%	115.08%
Price/ Tangible Book Value	171.36%	191.52%	129.89%
Price/ Last Twelve Months’ EPS	14.43	x	13.97%	17.03%
Price/ Last Twelve Months’ Core EPS	14.53	x	13.69%	18.26%
Dividend Payout Ratio	26.98%	0.00%	38.14%
Dividend Yield	1.86%	0.00%	2.24%
Market Capitalization (in millions)	$72.9	$51.1	$75.2
      Net Present Value Analysis. Sandler O’Neill performed an analysis that estimated the net present value per share of Centrue Financial common stock through December 31, 2009 under various circumstances and assuming that Centrue Financial performs in accordance with management’s financial projections and forecasted growth for the years ended December 31, 2006, 2007 and 2008 and the estimated financial projections for 2009 as discussed with senior management of UnionBancorp. To approximate the terminal value of Centrue Financial common stock at December 31, 2009, Sandler O’Neill applied price to last twelve months earnings per share multiples of 14.0x to 18.0x and multiples of tangible book value ranging from 125% to 200%. The terminal values were then discounted to present values using different discount rates ranging from 9.0% to 15.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Centrue Financial common stock. In addition, the terminal value of Centrue Financial’s common stock at December 31, 2009 was calculated using the same range of price to last twelve months earnings multiples (14.0x to 18.0x) applied to a range of discounts and premiums to management’s projections. The range applied to the projected net income was 25% under projections to 25% over projections, using a discount rate of 12.10% for the tabular analysis. As illustrated in the following tables, this analysis indicated an imputed range of values per share for Centrue Financial common stock of $20.95 to $32.50 when applying the price to earnings multiples to the matched financial projections, $17.18 to $36.82 when applying the price to earnings multiples to the -25% to +25% projection range, and $15.33 to $29.58 when applying multiples of tangible book value to the matched financial projections.
      Present Value Per Share — Based on Price/ Earnings; Net Present Value for the Period Ending 12/31/2009.

Discount Rate	14.0x	15.0x	16.0x	17.0x	18.0x

9.0%	$25.27	$27.08	$28.88	$30.69	$32.50
10.0	24.48	26.23	27.98	29.72	31.47
11.0	23.72	25.41	27.10	28.80	30.49
12.0	22.98	24.62	26.27	27.91	29.55
13.0	22.28	23.87	25.46	27.05	28.64
14.0	21.60	23.15	24.69	26.23	27.77
15.0	20.95	22.45	23.95	25.44	26.94
      Present Value Per Share — Based on Price/ Earnings; Net Present Value for the Period Ending 12/31/2009.

Projections Variance	14.0x	15.0x	16.0x	17.0x	18.0x

(25.0)%	$17.18	$18.41	$19.64	$20.87	$22.09
(20.0)	18.33	19.64	20.95	22.26	23.57
(15.0)	19.47	20.87	22.26	23.65	25.04
(10.0)	20.62	22.09	23.57	25.04	26.51
(5.0)	21.77	23.32	24.87	26.43	27.98
0.0	22.91	24.55	26.18	27.82	29.46
5.0	24.06	25.78	27.49	29.21	30.93
10.0	25.20	27.00	28.80	30.60	32.40
15.0	26.35	28.23	30.11	31.99	33.88
20.0	27.49	29.46	31.42	33.38	35.35
25.0	28.64	30.68	32.73	34.78	36.82

Discount Rate	125%	150%	175%	200%

9.0%	$18.49	$22.18	$25.88	$29.58
10.0	17.91	21.49	25.07	28.65
11.0	17.35	20.82	24.29	27.76
12.0	16.81	20.17	23.54	26.90
13.0	16.30	19.56	22.81	26.07
14.0	15.80	18.96	22.12	25.28
15.0	15.33	18.39	21.46	24.52
      Sandler O’Neill also performed an analysis that estimated the net present value per share of UnionBancorp common stock through December 31, 2009 under various circumstances and assuming that UnionBancorp performs in accordance with management’s financial projections for the years ended December 31, 2006, 2007, 2008 and 2009. To approximate the terminal value of UnionBancorp common stock at December 31, 2009, Sandler O’Neill applied price to last twelve months earnings per share multiples of 14.0x to 18.0x and multiples of tangible book value ranging from 125% to 200%. The terminal values were then discounted to present values using different discount rates ranging from 9.0% to 15.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of UnionBancorp common stock. In addition, the terminal value of UnionBancorp’s common stock at December 31, 2009 was calculated using the same range of price to last twelve months earnings multiples (14.0x to 18.0x) applied to a range of discounts and premiums to management’s projections. The range applied to the projected net income was 25% under projections to 25% over projections, using a discount rate of 12.10% for the tabular analysis. As illustrated in the following tables, this analysis indicated an imputed range of values per share for UnionBancorp common stock of $16.55 to $24.93 when applying the price/earnings multiples to the matched financial projections, $13.95 to $27.90 when applying the price/earnings multiples to the -25% to +25% projection range, and $16.36 to 30.16 when applying multiples of tangible book value to the matched financial projections.
      Present Value Per Share — Based on Price/ Earnings; Net Present Value for the Period Ending 12/31/2009.

Discount Rate	14.0x	15.0x	16.0x	17.0x	18.0x

9.0%	$19.80	$21.08	$22.36	$23.65	$24.93
10.0	19.20	20.44	21.69	22.93	24.17
11.0	18.63	19.83	21.03	22.24	23.44
12.0	18.08	19.24	20.41	21.57	22.74
13.0	17.55	18.68	19.81	20.94	22.07
14.0	17.04	18.13	19.23	20.32	21.42
15.0	16.55	17.61	18.67	19.73	20.80
      Present Value Per Share — Based on Price/ Earnings; Net Present Value for the Period Ending 12/31/2009.

Projections Variance	14.0x	15.0x	16.0x	17.0x	18.0x

(25.0)%	$13.95	$14.83	$15.70	$16.57	$17.44
(20.0)	14.77	15.70	16.63	17.56	18.49
(15.0)	15.58	16.57	17.56	18.54	19.53
(10.0)	16.40	17.44	18.49	19.53	20.58
(5.0)	17.21	18.31	19.42	20.52	21.62
0.0	18.02	19.18	20.35	21.51	22.67
5.0	18.84	20.06	21.28	22.50	23.72
10.0	19.65	20.93	22.21	23.48	24.76
15.0	20.46	21.80	23.13	24.47	25.81
20.0	21.28	22.67	24.06	25.46	26.85
25.0	22.09	23.54	24.99	26.45	27.90
      Present Value Per Share — Based on Tangible Book Value; Net Present Value for the Period Ending 12/31/2009.

Discount Rate	125%	150%	175%	200%

9.0%	$19.57	$23.10	$26.63	$30.16
10.0	18.98	22.40	25.82	29.23
11.0	18.41	21.72	25.04	28.35
12.0	17.87	21.08	24.29	27.50
13.0	17.34	20.46	23.57	26.68
14.0	16.84	19.86	22.88	25.89
15.0	16.36	19.28	22.21	25.14
      In connection with its analyses, Sandler O’Neill considered and discussed with the UnionBancorp board how the present value analyses would be affected by changes in the underlying assumptions. Sandler O’Neill noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

      Stock Trading History. Sandler O’Neill reviewed the history of the reported trading prices and volume of Centrue Financial’s and UnionBancorp’s common stock and the relationship between the movements in the price of Centrue Financial’s and UnionBancorp’s common stock and the movements in the prices of the Standard & Poor’s 500 Index, the NASDAQ Bank Index, the Standard & Poor’s Bank Index and the median performance of the Peer Group. The composition of the Peer Group is discussed under the relevant section under “Comparable Company Analysis” above.
      Sandler O’Neill analyzed Centrue Financial’s and UnionBancorp’s common stock for the one year period ended June 28, 2006. During this period, Centrue Financial’s common stock generally underperformed UnionBancorp, the indices and the Peer Group to which it was compared. During this same period, UnionBancorp’s common stock generally performed in-line with the Peer Group and outperformed Centrue Financial and the indices to which it was compared.
One Year Stock Performance

	Beginning Index Value	Ending Index Value
	June 28, 2005	June 28, 2006

Centrue Financial	100.00%	88.94%
UnionBancorp	100.00	95.13
The Peer Group	100.00	109.21
S&P 500 Index	100.00	103.70
NASDAQ Bank Index	100.00	102.63
S&P Bank Index	100.00	103.21
      Sandler O’Neill analyzed Centrue Financial’s and UnionBancorp’s common stock for the three year period ended June 28, 2006. During this period, Centrue Financial’s common stock generally underperformed UnionBancorp and the Peer Group, and generally outperformed the indices and to which it was compared. During this same period, UnionBancorp’s common stock generally outperformed Centrue Financial, the Peer Group and the indices to which it was compared.
Three Year Stock Performance

	Beginning Index Value	Ending Index Value
	June 28, 2003	June 28, 2006

Centrue Financial	100.00%	98.54%
UnionBancorp	100.00	100.75
The Peer Group	100.00	134.58
S&P 500 Index	100.00	127.64
NASDAQ Bank Index	100.00	127.18
S&P Bank Index	100.00	127.14
      Pro Forma Merger Analysis. Sandler O’Neill analyzed certain potential pro forma effects of the merger, assuming the following: (1) the merger closes on December 31, 2006; (2) 100.0% of Centrue Financial shares are exchanged for Merger Sub common stock at a fixed exchange ratio of 1.20 and 100% of UnionBancorp shares are exchanged for Merger Sub common stock at a fixed exchange ratio of 1.00; (3) Centrue Financial’s 2006, 2007, and 2008 financial and growth projections; (4) UnionBancorp’s 2006, 2007, 2008, and 2009 financial projections; (6) purchase accounting adjustments, charges and transaction costs associated with the merger and cost savings determined by the senior managements of UnionBancorp and Centrue Financial. The analyses indicated that for the year ending December 31, 2007 (the first full year of combined operations), the merger would be accretive to UnionBancorp’s projected earnings per share and, at December 31, 2006 (the assumed closing date of the merger) the merger would be dilutive to UnionBancorp’s tangible book value per share. The actual results achieved by the combined company may vary from projected results and the variations may be material.

      UnionBancorp has paid Sandler O’Neill an initial retainer of $25,000 as well as a fairness opinion fee in connection with the delivery of its opinion of $100,000 and will pay Sandler O’Neill an additional fee of $75,000 upon the closing of the transaction. UnionBancorp has also agreed to reimburse certain of Sandler O’Neill’s reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Sandler O’Neill and its affiliates and their respective partners, directors, officers, employees, agents, and controlling persons against certain expenses and liabilities, including liabilities under securities laws.
      In the ordinary course of its business as a broker-dealer, Sandler O’Neill may purchase securities from and sell securities to UnionBancorp and Centrue Financial and their respective affiliates. Sandler O’Neill may also actively trade the debt and/or equity securities of UnionBancorp or Centrue Financial or their respective affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.
Fairness Opinion of Centrue Financial’s Financial Advisor
      In May 2006, the Centrue Financial board of directors retained Keefe Bruyette as its financial advisor in connection with Centrue Financial’s consideration of a possible merger transaction with a third party and to render an opinion with respect to the fairness from a financial point of view of the consideration to be received by Centrue Financial’s stockholders. As Centrue Financial’s financial advisor, Keefe Bruyette assisted Centrue Financial in analyzing UnionBancorp’s proposal and negotiating certain terms of the merger included in the merger agreement. In connection with Keefe Bruyette’s engagement, Centrue Financial asked Keefe Bruyette to evaluate the fairness of the merger consideration to Centrue Financial’s stockholders from a financial point of view. On June 13, 2006, Keefe Bruyette delivered its preliminary oral opinion to Centrue Financial’s board of directors that, as of June 13, 2006, and based upon and subject to various matters set forth in that opinion, the merger consideration was fair to Centrue Financial’s stockholders from a financial point of view. On June 30, 2006, Keefe Bruyette delivered its final oral opinion to Centrue Financial’s board of directors, subsequently confirmed in writing, that as of June 30, 2006, and based upon and subject to various matters set forth in that opinion, the merger consideration was fair to Centrue Financial’s stockholders from a financial point of view.
      With Keefe Bruyette’s consent, the full text of Keefe Bruyette’s opinion, dated June 30, 2006, which sets forth a description of the procedures followed, assumptions made, matters considered and limits on the review undertaken in connection with such opinion, is attached to this document as Appendix C and is incorporated herein by reference. Centrue Financial stockholders are urged to read the opinion in its entirety. Keefe Bruyette’s opinion is directed to Centrue Financial’s board of directors and relates only to the fairness of the consideration provided in the merger agreement from a financial point of view and does not address any other aspect of the proposed merger or any related transaction, and does not constitute a recommendation to any stockholder as to how such a stockholder should vote with respect to the merger or any other matter. The following summary of the opinion is qualified in its entirety by reference to the full text of the opinion. This summary does not purport to be a complete description of the analysis performed by Keefe Bruyette and should not be construed independent of the other information considered by Keefe Bruyette in rendering its opinion. Selecting portions of Keefe Bruyette’s analysis or isolating certain aspects of the comparable transactions without considering all analyses and factors could create an incomplete or potentially misleading view of the evaluation process.
      In rendering its opinion, Keefe Bruyette reviewed, analyzed and relied upon the following material relating to the financial and operating condition of Centrue Financial and UnionBancorp:

•	a draft of the merger agreement;

•	historical financial and other information concerning UnionBancorp, including UnionBancorp’s annual reports to stockholders and annual reports on Form 10-K for the three fiscal years ended December 31, 2005, and certain quarterly reports on Form 10-Q;

•	historical financial and other information concerning Centrue Financial, including annual reports to stockholders and annual reports on Form 10-K for the three fiscal years ended December 31, 2005, and certain quarterly reports on Form 10-Q;

•	discussions with senior management of Centrue Financial and UnionBancorp with respect to their past and current business operations, regulatory matters, financial condition and future prospects;

•	earnings per share estimates for Centrue Financial for the years ending December 31, 2006, 2007 and 2008, as prepared by management and discussed with Centrue Financial management;

•	earnings per share estimates for UnionBancorp for the years ending December 31, 2006, 2007 and 2008, as prepared by management and discussed with UnionBancorp management;

•	historical stock prices and trading volumes of the common stock of Centrue Financial and UnionBancorp;

•	the pro forma financial impact of the merger on UnionBancorp and Centrue Financial, based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and other synergies determined by the senior management of UnionBancorp and Centrue Financial;

•	certain publicly available information of other financial institutions that Keefe Bruyette deemed comparable or otherwise relevant to its inquiry, and a comparison of Centrue Financial and UnionBancorp from a financial point of view with certain of those institutions;

•	financial terms of certain recent business combinations in the banking industry that Keefe Bruyette deemed comparable or otherwise relevant to its inquiry; and

•	other financial studies, analyses and investigations and such other information as Keefe Bruyette deemed appropriate to enable it to render its opinion.
      Keefe Bruyette also considered such financial and other factors as it deemed appropriate under the circumstances and took into account its assessment of general economic, market and financial conditions and its experience in similar transactions, as well as its experience in securities valuation and its knowledge of financial institutions, including banks, bank holding companies, thrifts and other financial services companies generally. Keefe Bruyette’s opinion was based upon conditions as they existed on the date of the opinion and could only be evaluated as of such date thereof. In addition, the opinion was based upon information made available to Keefe Bruyette through the date of its opinion. The analyses performed by Keefe Bruyette are not necessarily indicative of actual value or future results, which may be significantly more or less favorable than suggested by such analyses and do not purport to be appraisals or reflect the prices at which a business may be sold.
      In conducting its review and arriving at its opinion, Keefe Bruyette relied upon and assumed the accuracy and completeness of all of the financial and other information provided to it or publicly available, and Keefe Bruyette did not attempt to verify such information independently. Keefe Bruyette relied upon the management of Centrue Financial as to the reasonableness and achievability of the financial and operating forecasts (and the assumptions and bases therefor) provided to Keefe Bruyette and assumed that such forecasts reflected the best available estimates and judgments of Centrue Financial and UnionBancorp’s management and that such forecasts would be realized in the amounts and in the time periods estimated by management. Keefe Bruyette also assumed, without independent verification, that Centrue Financial’s aggregate allowance for loan losses is adequate to cover such losses. Keefe Bruyette did not make or obtain any evaluations or appraisals of the property of Centrue Financial or UnionBancorp, nor did Keefe Bruyette examine any individual loan credit files.
      For purposes of rendering its opinion, Keefe Bruyette assumed that, in all respects material to its analyses:

•	the merger will be completed substantially in accordance with the terms set forth in the merger agreement;

•	the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement are true and correct;

•	each party to the merger agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

•	all conditions to the completion of the merger will be satisfied without any waivers; and

•	in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of Centrue Financial, UnionBancorp or the combined entity, as the case may be, or the contemplated benefits of the merger.
      The following summary contains the material financial analyses employed by Keefe Bruyette in connection with providing its opinion, including summaries relating to the consideration structure and transaction overview, selected comparable public company analysis for Centrue Financial and UnionBancorp, a pro forma merger analysis, selected merger transactions comparison and discounted cash flow analysis. For purposes of such analyses, the financial information used by Keefe Bruyette for Centrue Financial and UnionBancorp and the comparable companies was as of, and for the quarter and twelve months ended, March 31, 2006, and market price information was as of June 27, 2006, unless otherwise noted. This summary does not purport to be a complete description of all analyses employed by Keefe Bruyette.
      Transaction Overview. In providing an overview of the merger, Keefe Bruyette noted that each Centrue Financial stockholder would be receiving $24.06 per share (based on the closing price of UnionBancorp common stock on June 27, 2006) or an implied total consideration of $54.3 million (based on the number of Centrue Financial common shares outstanding on June 27, 2006 of 2,233,939, and an additional 6,789 shares representing 36,800 options based on the treasury method plus an additional 14,750 restricted shares from the management retention program).
      Keefe Bruyette calculated the following multiples:

Transaction Multiples Centrue Financial (Data as of 3/31/2006)

Premium/ Market price	4.8	%(1)
Price/ Last 12 months earnings per share ($1.64)	14.7	x
Price/2006 estimated earnings per share ($1.75)	13.8	x
Price/2007 estimated earnings per share ($2.10)	11.5	x
Price/ Book value per share ($19.22)	125%
Price/ Tangible book value per share ($11.96)	201%
Tangible premium/ Core deposits	6.6%

(1)	Based on Centrue Financial’s stock price as of June 27, 2006.
      Comparable Public Company Analysis. Keefe Bruyette compared the financial and market performances of Centrue Financial and UnionBancorp to a standalone peer group and a pro forma peer group. Keefe Bruyette reviewed various financial measures, including earnings performance, operating efficiency, capital adequacy and asset quality, and various measures of market performance, including: price to last twelve months operating earnings, price to forward estimated earnings, price to book values, price to tangible book values, core deposit premium, dividend payout ratio and dividend yield. Keefe Bruyette uses these measurements to determine relative value of the respective companies within the financial services industry.
      The set of comparable companies selected as Centrue Financial and UnionBancorp’s standalone peers was comprised of 13 select public banks located in Iowa, Illinois, Indiana, Missouri and Wisconsin with total assets between $500 million and $1 billion. These companies are listed as follows, along with the state in which each is headquartered:

Princeton National Bancorp, Inc. (IL)	Community Bank Shares of IN, Inc. (IN)
First Mid-Illinois Bancshares, Inc. (IL)	MidWestOne Financial Group, Inc. (IA)
Ames National Corporation (IA)	First Business Financial Services, Inc. (WI)
Home Federal Bancorp (IN)	Foresight Financial Group, Inc. (IL)
Tri City Bankshares Corporation (WI)	Tower Financial Corporation (IN)
Monroe Bancorp (IN)	PSB Holdings, Inc. (WI)
Northern States Financial Corp. (IL)
      The set of comparable companies selected as pro forma peers for the combined entity was comprised of 23 select public banks located in the Midwest with total assets between $900 million and $2 billion. These companies are listed as follows, along with the state in which each is headquartered:

Macatawa Bank Corporation (MI)	Oak Hill Financial, Inc. (OH)
Mercantile Bank Corporation (MI)	Exchange National Bancshares (MO)
MainSource Financial Group, Inc. (IN)	Mercantile Bancorp, Inc. (IL)
Peoples Bancorp Inc. (OH)	Baylake Corp. (WI)
Farmers Capital Bank Corporation (KY)	Horizon Bancorp (IN)
Lakeland Financial Corporation (IN)	QCR Holdings, Inc. (IL)
MBT Financial Corporation (MI)	Camco Financial Corporation (OH)
Main Street Trust, Inc. (IL)	Firstbank Corporation (MI)
Merchants and Manufacturers Bancorp (WI)	German American Bancorp, Inc (IN)
S.Y. Bancorp, Inc. (KY)	Bank of Kentucky Financial Corp. (KY)
West Bancorporation, Inc. (IA)	Princeton National Bancorp, Inc. (IL)
Enterprise Financial Services Corp (MO)
      The following table compares various financial condition measures of Centrue Financial and UnionBancorp to their standalone peer group and pro forma peer group:

				Standalone			Pro Forma
	Centrue	Union		Peer Group	Pro Forma		Peer Group
Financial Condition Measures	Financial	Bancorp		Median	Company		Median

Assets (millions)	$626	$662		$708	$1,347		$1,258
Loans/ Deposits	88.18%	76.59%		94.95%	82.17%		94.94%
Tangible equity/ Tangible assets	4.38	8.85		7.30	6.46		6.68
Operating EPS CAGR ‘02 — ‘05	24.85	4.75		4.99	NA		6.69
Operating return on average assets	0.43	0.67	(1)	0.73	0.84	(2)	1.02
Operating return on average equity	6.24	6.90	(1)	8.34	9.15	(2)	11.57
Net interest margin	3.35	3.46		3.42	3.40		3.46
Efficiency ratio	81.93	74.70		67.08	73.64		62.81

Note:	Data as of the three months ended March 31, 2006. Pro forma company data as of close, December 31, 2006.

(1)	Removed negative $800,000 pre-tax loan loss provision in 2006Q1 to normalize UnionBancorp’s earnings.

(2)	Pro forma transaction as of year end 2007.

      The following table compares various capital and asset quality measures of Centrue Financial and UnionBancorp to their standalone peer group and pro forma peer group:

			Standalone		Pro Forma
	Centrue	Union	Peer Group	Pro Forma	Peer Group
Capital and Asset Quality Measures	Financial	Bancorp	Median	Company	Median

Leverage ratio	7.06%	9.18%	8.64%	7.90%	8.40%
Tier 1 capital ratio	10.44	12.20	11.02	11.11	10.48
Total capital ratio	12.72	13.50	11.96	12.36	11.74
NPAs/ Loans & OREO	1.00	0.82	0.59	0.91	0.72
Loan loss reserves/ NPAs	101.8	226.0	183.2	155.5	153.0
Loan loss reserves/ Gross loans	1.02	1.85	1.13	1.42	1.17
Net charge-offs/ Average loans	0.12	0.05	0.04	0.02	0.08
Loan loss provision/ Net charge-offs	58.59	NM	143.27	NM	101.65

Note:	Data as of the three months ended March 31, 2006. Pro forma company data as of close, December 31, 2006.
      Keefe Bruyette also compared the market performance ratios of the standalone peer group and pro forma peer group on June 27, 2006 to Centrue Financial’s and UnionBancorp’s market ratios.

Standalone	Pro Forma
Centrue	Union	Peer Group	Peer Group
Market Performance Ratio	Financial	Bancorp	Median	Median

Price to:
Last 12 months operating EPS	14.0	x	16.8	x	17.5	x	14.8	x
2006 estimated earnings per share	13.1x(1)	14.9x(1)	16.2	x	14.1	x
2007 estimated earnings per share	11.0x(1)	13.7x(1)	15.2	x	12.8	x
Book value per share	119%	116%	156%	163%
Tangible book value per share	192%	131%	158%	224%
Core deposit premium	5.8%	4.6%	7.1%	11.5%
Dividend payout ratio	0.0%	28.6%	33.3%	38.6%
Dividend yield	0.0%	2.4%	2.7%	2.9%
Average daily volume (1 month)	479	1,326	1,833	11,153

(1)	Earnings estimates from management projections.
      Implied Exchange Ratio Analysis. Keefe Bruyette performed an implied exchange ratio analysis by comparing the historical relationship between the market prices of Centrue Financial and UnionBancorp. The following table lists the average of this ratio over various periods and compares the percentage premium that these averages represents over an exchange ratio of 1.20 (based on the closing price of UnionBancorp common stock on June 27, 2006 of $20.05).

	Implied Exchange
	Ratio		Premium to 1.20x

3-Year average	1.28	x	7.0%
Last 12 months’ average	1.24	x	3.2%
Last 6 months’ average	1.24	x	3.1%
Last 90 days’ average	1.22	x	1.9%
Last 30 days’ average	1.20	x	(0.4)%

      Contribution Analysis. Keefe Bruyette analyzed the relative contribution of each of Centrue Financial and UnionBancorp to certain pro forma balance sheet and income statement items of the combined entity. Keefe Bruyette compared the relative contribution of balance sheet and income statement items with the estimated pro forma ownership percentage Centrue Financial stockholders would represent in UnionBancorp pro forma. The results of Keefe Bruyette’s analysis are set forth in the following.

		Centrue
Category	UnionBancorp	Financial

Assets	51.4	48.6
Gross loans	48.3	51.7
Deposits	51.9	48.1
Core deposits	46.8	53.2
Equity	60.2	39.8
Tangible equity	68.2	31.8
2005 earnings	48.8	51.2
5/31/06 YTD earnings	65.0	35.0
5/31/06 YTD adjusted earnings(1)	59.5	40.5
2006 budgeted earnings	56.8	43.2
2007 budgeted earnings	54.4	45.6
Ownership at transaction consideration mix	58.6	41.4

Note:	All earnings are GAAP basis. Does not include purchase accounting adjustments.

(1)	UnionBancorp net income adjusted to exclude negative $800,000 pre-tax loan loss provision in first quarter of 2006.
      Pro Forma Merger Analysis. Keefe Bruyette performed a pro forma financial analysis for the merger. Assumptions regarding the core deposit intangible amortization, earnings, fair market value adjustments and cost savings were used to calculate the projected financial impact that the merger would have on certain pro forma financial results of Centrue Financial and UnionBancorp stockholders. The following assumptions were made:

•	2.7 million shares of UnionBancorp common stock issued as stock consideration, based on the number of shares of Centrue Financial common stock outstanding as of June 27, 2006, including shares underlying restricted stock units but excluding shares underlying stock options;

•	UnionBancorp 2006 and 2007 GAAP earnings per share of $1.34 and $1.46 per UnionBancorp management;

•	Centrue Financial 2006 and 2007 GAAP earnings per share of $1.75 and $2.10 per Centrue Financial management;

•	Cost savings of 9.3% of the combined entity’s projected non-interest expense; 64% of cost saves achieved in 2007 and 100% achieved in 2008;

•	Transaction related expenses of $2.7 million after-tax;

•	Core deposit intangibles equal to 3% of Centrue Financial’s core deposits totaling $7.6 million of intangibles, taxed at 35%, amortized using straight-line over 10 years;

•	$2.8 million in net asset (held-to-maturity and available-for-sale securities) adjustments resulting in $360,000 in after tax GAAP amortization income in 2007 and 2008.
      Keefe Bruyette also calculated the year end 2007 and 2008 projected pro forma GAAP and cash earnings per share accretion/(dilution) to UnionBancorp and Centrue Financial, while including the purchase accounting fair market value adjustments estimated by Centrue Financial management.

	Centrue
	Financial	UnionBancorp
	Accretion	Accretion

2007 GAAP EPS accretion	4.79%	25.05%
2007 Cash EPS accretion	4.35	23.25
2008 GAAP EPS accretion	6.76	37.18
2008 Cash EPS accretion	6.21	35.19
      Keefe Bruyette analyzed the pro forma capital impact to UnionBancorp arising from the Centrue Financial merger, while including purchase accounting fair market value adjustments estimated by Centrue Financial management.

Year Ended December 31,	2007	2008

Leverage ratio	8.33%	9.09%
Tier 1 capital ratio	11.70	12.30
Total capital ratio	12.95	13.55
Tangible equity/ Tangible assets	6.97	7.47
      Keefe Bruyette also calculated the year end 2007 and 2008 projected pro forma book and tangible book value accretion/(dilution) to UnionBancorp and Centrue Financial, while including the purchase accounting fair market value adjustments estimated by Centrue Financial management.

UnionBancorp Pro Forma Impact For the Year Ended December 31,	2007	2008

Book value	7.69%	10.15%
Tangible book value	(13.60)	(9.11)

Centrue Financial Pro Forma Impact for the Year Ended December 31,	2007	2008

Book value	7.43%	5.19%
Tangible book value	12.94	9.52
      Comparable Acquisitions Analysis. Keefe Bruyette analyzed a group of select bank and thrift merger of equals transactions. The analysis compared the announced deal value of these transactions relative to the last twelve months earnings, estimated earnings, stated book value, stated tangible book value, core deposit premium, and one month market premium. The information analyzed was compiled by Keefe Bruyette from internal sources as well as from a data firm that monitors and publishes transaction summaries and descriptions of mergers and acquisitions in the financial services industry.
      The merger transaction group included 10 bank and thrift mergers with transaction values ranging from approximately $173.4 million to $1.9 billion announced between October 28, 1991 and June 27, 2006 which were selected based on their merger of equals characteristics.

Merger Transaction Comparables

Acquiror	Acquiree

UNB Corporation	BancFirst Ohio Corp. (Zanesville, OH)
MB Financial, Inc.	MidCity Financial Corporation (Chicago, IL)
Chemical Financial Corporation	Shoreline Financial Corporation (Benton Harbor, MI)
National Commerce Bancorp	CCB Financial Corporation (Durham, NC)
Santa Barbara Bancorp	Pacific Capital Bancorp (Salinas, CA)
First Hawaiian Inc.	Bank of the West (San Francisco, CA)
Citizens Bancshares Inc.	Mid Am, Inc. (Bowling Green, OH)
Associated Banc-Corp	First Financial Corporation (Stevens Point, WI)(1)
Southern National Corporation	BB&T Financial Corporation (Wilson, NC)
Comerica Incorporated	Manufacturers National Corporation (Detroit, MI)

(1)	Indicates thrift transaction.
      The following table compares information derived by Keefe Bruyette with respect to the selected transactions and transaction multiples as of their announcement dates. For purposes of this analysis, transaction multiples from the UnionBancorp/ Centrue Financial merger were derived from the assumed $24.06 per Centrue Financial share transaction price for Centrue Financial and from other financial data primarily determined as of March 31, 2006.

	Centrue		Comparable
	Financial/		Merger
	UnionBancorp		Average

Transaction Price to:
Last 12 months earnings per share	14.7	x	15.6	x
Estimated forward earning per share	13.8	x	13.8	x
Book value per share	125%		225%
Tangible book value per share	201%		244%
Tangible Transaction Premium to:
Core deposits	6.6%		15.7%
Stock price (1 month prior to announcement)	4.8	%(1)	7.8%
Combined cost savings (% of non-interest expense)	9.3%		10.3%

(1)	Based on Centrue Financial stock price as of June 27, 2006 close.

      Keefe Bruyette compared the average relative contribution of the comparable transactions to the contribution of Centrue Financial and UnionBancorp to certain pro forma balance sheet and income statement items of the combined entity. Keefe Bruyette also analyzed the net income and equity accretion/(dilution) percentage of the comparable transactions relative to each parties’ pro forma ownership.

		Centrue	Acquiror	Acquiree
	UnionBancorp	Financial	Average	Average

Contribution:
Ownership	58.6%	41.4%	52.2%	47.8%
Assets	51.4	48.6	50.7	49.3
Loans	48.3	51.7	51.0	49.0
Equity	60.2(1)	39.8(1)	51.1	48.9
Net income	48.8	51.2	51.0	49.0
Accretion/(dilution):
Equity	(1.5)	1.5	1.1	(1.1)
Net income	9.9	(9.9)	1.2	(1.2)

(1)	Based on 2005 actual net income.
      No company or transaction used as a comparison in the above analysis is identical to Centrue Financial or the merger. Accordingly, a review of these results is not solely mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and transactions examined.
      Discounted Cash Flow and Terminal Value Analysis. Keefe Bruyette estimated the present value of Centrue Financial’s common stock based on continued independence and Centrue Financial’s stake in the combined entity by calculating the present value of Centrue Financial’s projected cash flows and the projected cash flows of the combined entity. Keefe Bruyette’s analysis assumes that excess capital above a 6.0% tangible equity/tangible assets ratio represents free cash flow available for dividends. For purposes of this analysis, Keefe Bruyette applied a discount rate of 14.0%. Keefe Bruyette relied on financial projections provided by Centrue Financial’s management and UnionBancorp’s management and assumed terminal values of 14 times projected forward earnings. The analysis resulted in an estimated standalone value of $51.0 million or $22.73 per share representing continued independence, and an estimated pro forma value of $68.1 million or $30.18 per share representing Centrue Financial’s portion of the combined entity.
      Keefe Bruyette also ran sensitivity analysis on the discounted cash flows using terminal values of 12 to 16 times projected forward earnings. In the standalone scenario for Centrue Financial the three other variables used were discount rates ranging from 13.0% to 15.0%, cost savings ranging from 0.0% to 4.0% and tangible equity/tangible asset targets ranging from 5.0% to 7.0%. The analysis resulted in the standalone values for Centrue Financial ranging from $36.3 million to $69.4 million. In the pro forma scenario for the combined entity the three other variables used were discount rates ranging from 13.0% to 15.0%, cost savings ranging from 7.0% to 11.0% and tangible equity/tangible asset targets ranging from 5.5% to 7.5%. The analysis resulted in values for Centrue Financial’s portion of the combined entity ranging from $51.1 million to $78.6 million.
      Keefe Bruyette stated that the discounted cash flow present value analysis is widely used valuation methodology, but noted that it relies on numerous assumptions including asset and earnings growth rates, terminal values and discount rates. The analysis did not purport to be indicative of the actual values or expected values of Centrue Financial common stock or the common stock of the combined entity.
      Keefe Bruyette was selected to act as Centrue Financial’s financial advisor based upon its qualifications, expertise and reputation. Keefe Bruyette specializes in rendering a range of investment banking services to financial services companies and regularly engages in the valuation of banking businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

      As specialists in the securities of banking companies, Keefe Bruyette has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of its business as a broker-dealer, Keefe Bruyette may, from time to time, purchase securities from, and sell securities to, Centrue Financial and UnionBancorp. As a market maker in securities, Keefe Bruyette may from time to time have a long or short position in, and buy or sell, equity securities of Centrue Financial and UnionBancorp for Keefe Bruyette’s own account and for the accounts of its customers.
      In May 2006, Centrue Financial executed an engagement letter with Keefe Bruyette relating to the services to be provided by Keefe Bruyette in connection with the merger. Centrue Financial agreed to pay Keefe Bruyette a fee of $100,000 concurrently with the delivery of Keefe Bruyette’s opinion (the “Opinion Fee”). Centrue Financial also has agreed to reimburse Keefe Bruyette for certain reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Keefe Bruyette and Keefe Bruyette’s affiliates and their respective directors, officers, employees, agents and controlling persons against certain expenses and liabilities, including liability under the federal securities laws.
Conduct of Business Pending the Merger and Certain Covenants
      Under the merger agreement, UnionBancorp and Centrue Financial have each agreed to certain restrictions on their activities until the merger is completed or the merger agreement is terminated. In general, we are required to conduct our operations in the ordinary course of business. The following is a summary of the more significant restrictions and obligations imposed upon us. Subject to the exceptions set forth in the merger agreement, UnionBancorp and Centrue Financial must:

•	not issue any additional shares of stock;

•	confer with each other on material operational matters;

•	make loans only in accordance with sound credit practices and on arms-length terms and obtain the consent of the other before making any new loans greater than $3,000,000;

•	cause our respective allowances for loan and lease losses to be adequate in all material respects;

•	file, on a timely basis, all required regulatory filings; and

•	not take any action that would cause a breach of any of our representation and warranties.
      We have also agreed to provide the other with certain documents before the closing date, including:

•	interim financial statements; and

•	reasonable notice of any fact or condition creating a breach of the merger agreement.
      Centrue Financial has agreed that it will not encourage any third-party proposals to acquire Centrue Financial and will not participate in negotiations regarding a proposal to acquire Centrue Financial. However, Centrue Financial may provide information and negotiate with a third party if Centrue Financial’s board of directors determines that failure to do so would be inconsistent with its fiduciary duties. Centrue Financial is required under the merger agreement to provide UnionBancorp notice of any proposal it receives to acquire Centrue Financial.
      Correspondingly, UnionBancorp has agreed that it will not encourage any third-party proposals to acquire UnionBancorp and will not participate in negotiations regarding a proposal to acquire UnionBancorp. However, UnionBancorp may provide information and negotiate with a third party if UnionBancorp’s board of directors determines that failure to do so would be inconsistent with its fiduciary duties. UnionBancorp is required under the merger agreement to provide Centrue Financial notice of any proposal it receives to acquire UnionBancorp.

      In addition, both parties have agreed:

•	to use all reasonable efforts and to cooperate in the preparation and filing of all applications, notices and documents required to obtain regulatory approval and/or consents from governmental authorities for the merger and the merger agreement;

•	to use reasonable and diligent good faith efforts to satisfy the conditions required to close the merger and to complete the merger as soon as practicable;

•	that neither will intentionally act in a manner that would cause a breach of the merger agreement or that would cause a representation made in the merger agreement to become untrue;

•	to provide the other party with reasonable access to information under the condition that the information be kept confidential; and

•	to coordinate publicity of the transactions contemplated by the merger agreement with the media and their respective stockholders.
      Centrue Financial has agreed to file all applications and notices to obtain the necessary regulatory approvals for the transactions contemplated by the merger agreement.
      Each of us has agreed to cooperate with the other in connection with obtaining the requisite regulatory and Securities and Exchange Commission approvals.
      The foregoing is an outline of the types of covenants made by UnionBancorp and Centrue Financial contained in the merger agreement, a copy of which is included at Appendix A. You should carefully review the entire agreement and in particular Articles 6, 7 and 8, containing the detailed covenants of the parties.
Conditions to Completion of the Merger
      Each of UnionBancorp and Centrue Financial is required to complete the merger only after the satisfaction of various conditions. UnionBancorp is only required to complete the merger if the following conditions are satisfied:

•	Centrue Financial’s representations and warranties in the merger agreement must be accurate as of the date of the merger agreement and as of the date the merger becomes effective, except for any untrue or incorrect representations and warranties that do not have a material adverse effect on Centrue Financial on a consolidated basis or on UnionBancorp’s rights under the merger agreement;

•	Centrue Financial must have performed and complied with all of its covenants and obligations under the merger agreement, except where any non-performance or non-compliance would not have a material adverse effect on Centrue Financial on a consolidated basis or on UnionBancorp’s rights under the merger agreement;

•	all proceedings to be taken by Centrue Financial in connection with the merger, and all documents relating to these proceedings, must be reasonably satisfactory in form and substance to counsel for UnionBancorp;

•	the merger agreement and the transactions it contemplates must have been approved by UnionBancorp’s and Centrue Financial’s stockholders;

•	there must not be pending any proceeding involving any challenge to, or seeking damages or other relief in connection with, the merger, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with the merger, in either case that would reasonably be expected to have a material adverse effect on Centrue Financial or its stockholders or on UnionBancorp’s rights under the merger agreement;

•	there must not have been since the date of the merger agreement any event or occurrence that would be reasonably likely to have a material adverse effect on Centrue Financial or any of its subsidiaries;

•	all consents and approvals required in connection with the merger must have been obtained (except to the extent that the failure to obtain such consents or approvals would not have a material adverse effect);

•	the completion of the merger must not conflict with or result in a violation of any applicable laws or legal requirements;

•	the Securities and Exchange Commission must have declared the registration statement registering the shares of UnionBancorp common stock to be issued to Centrue Financial’s stockholders in the merger, of which this joint proxy statement-prospectus is a part, effective under the Securities Act of 1933, as amended;

•	an opinion from Sandler O’Neill & Partners, L.P. to the effect that the merger is fair to UnionBancorp’s stockholders from a financial point of view must have been received and not withdrawn;

•	the employment agreements between each of Thomas A. Daiber, Scott A. Yeoman and Kurt R. Stevenson and UnionBancorp must be in full force and effect; and

•	the written opinion as to the tax-free nature of the merger must have been received.
      Centrue Financial is only required to complete the merger if the following conditions are satisfied:

•	UnionBancorp’s representations and warranties in the merger agreement must be accurate as of the date of the merger agreement and as of the date the merger becomes effective, except for any untrue or incorrect representations and warranties that do not have a material adverse effect on UnionBancorp on a consolidated basis or on Centrue Financial’s rights under the merger agreement;

•	UnionBancorp must have performed and complied with all of its covenants and obligations under the merger agreement, except where any non-performance or non-compliance would not have a material adverse effect on UnionBancorp on a consolidated basis or on Centrue Financial’s rights under the merger agreement;

•	all proceedings to be taken by UnionBancorp in connection with the merger, and all documents relating to these proceedings, must be reasonably satisfactory in form and substance to counsel for Centrue Financial;

•	the merger agreement and the transactions it contemplates must have been approved by UnionBancorp’s and Centrue Financial’s stockholders;

•	there must not be pending any proceeding involving any challenge to, or seeking damages or other relief in connection with, the merger, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with the merger, in either case that would reasonably be expected to have a material adverse effect on UnionBancorp or its stockholders or on Centrue Financial’s rights under the merger agreement;

•	there must not have been since the date of the merger agreement any event or occurrence that would be reasonably likely to have a material adverse effect on UnionBancorp or any of its subsidiaries;

•	all consents and approvals required in connection with the merger must have been obtained (except to the extent that the failure to obtain such consents or approvals would not have a material adverse effect);

•	the completion of the merger must not conflict with or result in a violation of any applicable laws or legal requirements;

•	the Securities and Exchange Commission must have declared the registration statement registering the shares of UnionBancorp common stock to be issued to Centrue Financial’s stockholders in the merger effective under the Securities Act;

•	an opinion from Keefe Bruyette & Woods, Inc. to the effect that the merger is fair to Centrue Financial’s stockholders from a financial point of view must have been received and not withdrawn;

•	the employment agreements between each of Thomas A. Daiber, Scott A. Yeoman and Kurt R. Stevenson and UnionBancorp must be in full force and effect; and

•	the written opinion as to the tax-free nature of the merger must have been received.
      Neither party can be certain as to when or if all of the conditions to the merger can or will be satisfied or waived by the party permitted to do so. If the merger is not completed by March 1, 2007 or such later date as the parties may agree, either of our boards of directors may terminate the merger agreement and abandon the merger; provided, however, that the party responsible for a condition not being met prior to March 1, 2007 or such later date as the parties may agree, may not terminate the merger agreement if the merger is not completed by March 1, 2007 or such later date as the parties may agree. See “Description of Transaction — Waiver, Amendment and Termination.”
      The foregoing is an outline of the types of conditions precedent to the obligations of UnionBancorp and Centrue Financial contained in the merger agreement, a copy of which is included at Appendix A. You should carefully review the entire agreement and in particular Articles 9 and 10, containing the detailed conditions to each party’s obligation to close.
Termination and Termination Fees
      Ability to Terminate the Merger Agreement. At any time before the merger becomes effective, the boards of directors of Centrue Financial and UnionBancorp may mutually agree to terminate the merger agreement. In addition, the merger agreement may be terminated as follows:

•	by UnionBancorp, if any of the conditions to its obligation to complete the merger, as described above, has not been satisfied or has become impossible, and UnionBancorp has not waived the condition;

•	by Centrue Financial, if any of the conditions to its obligation to consummate the merger, as described above, has not been satisfied or has become impossible, and Centrue Financial has not waived the condition;

•	by either UnionBancorp or Centrue Financial, if the closing of the merger has not occurred, other than through the failure of the party seeking to terminate the merger agreement to perform any of its required obligations under the merger agreement, by March 1, 2007 or such later date as the parties may agree, except that, in general, the termination date can be extended for up to ninety days if the sole reason that the closing has not occurred is due to the fact that the regulatory approvals have not been received;

•	by Centrue Financial, but subject to the special termination fee described below, if Centrue Financial receives an acquisition proposal that is determined by the Centrue Financial board of directors to be on terms that are more favorable to the stockholders of Centrue Financial than the merger, and prior written notice, together with a summary of the terms of, and the identity of the person making, the proposal are provided to UnionBancorp (a “Superior Centrue Financial Proposal”); and

•	by UnionBancorp, but subject to the special termination fee described below, if UnionBancorp receives an acquisition proposal that is determined by the UnionBancorp board of directors to be on terms that are more favorable to the stockholders of UnionBancorp than the merger, and prior written notice, together with a summary of the terms of, and the identity of the person making, the proposal are provided to Centrue Financial (a “Superior UnionBancorp Proposal”).
      Effect of Termination. If the merger is terminated, the merger agreement will become void and have no effect, except that certain provisions of the merger agreement, including those relating to the obligation to pay expenses and maintain the confidentiality of certain information obtained in connection with the merger and the merger agreement, will survive, and except that either party may be required to make certain payments upon termination as described below.

Centrue Financial Termination Payments.

•	If the merger agreement is terminated by UnionBancorp because Centrue Financial has not satisfied its conditions or the closing has not occurred by March 1, 2007 and, in either case, Centrue Financial knowingly breached its covenants, agreements, representations or warranties under the merger agreement (unless such breach is a result of the failure by UnionBancorp to perform and comply with any of its obligations) then, provided UnionBancorp is in compliance with its obligations under the merger agreement, Centrue Financial must pay $2,700,000 to UnionBancorp. (Notwithstanding the foregoing, the termination date can be extended for up to ninety days if the sole reason that the closing has not occurred is due to the fact that the regulatory approvals have not been received.)

•	If the merger agreement is terminated by Centrue Financial or UnionBancorp because Centrue Financial’s stockholders fail to approve the merger (a “Centrue Financial Stockholder Termination”); then, provided UnionBancorp is in compliance with its obligations under the merger agreement, Centrue Financial must pay $500,000 to UnionBancorp.

•	In addition to the $500,000 payment described above (if any), if there is a Centrue Financial Stockholder Termination and, within twelve months after such Centrue Financial Stockholder Termination, Centrue Financial enters into an agreement with any party other than UnionBancorp providing for the acquisition of Centrue Financial, then, provided UnionBancorp was in compliance with its obligations under the merger agreement, Centrue Financial must pay $2,200,000 to UnionBancorp.

•	If Centrue Financial terminates the merger agreement as a result of a Superior Centrue Financial Proposal, then Centrue Financial must pay $2,700,000 to UnionBancorp.

UnionBancorp Termination Payments.

•	If the merger agreement is terminated by Centrue Financial because UnionBancorp has not satisfied its conditions or the closing has not occurred by March 1, 2007 and, in either case, UnionBancorp knowingly breached its covenants, agreements, representations or warranties under the merger agreement (unless such breach is a result of the failure by Centrue Financial to perform and comply with any of its obligations) then, provided Centrue Financial is in compliance with its obligations under the merger agreement, UnionBancorp must pay $2,700,000 to Centrue Financial. (Notwithstanding the foregoing, the termination date can be extended for up to ninety days if the sole reason that the closing has not occurred is due to the fact that the regulatory approvals have not been received.)

•	If the merger agreement is terminated by UnionBancorp or Centrue Financial because UnionBancorp’s stockholders fail to approve the merger (a “UnionBancorp Stockholder Termination”); then, provided Centrue Financial is in compliance with its obligations under the merger agreement, UnionBancorp must pay $500,000 to Centrue Financial.

•	In addition to the $500,000 payment described above (if any), if there is a UnionBancorp Stockholder Termination and, within twelve months after such UnionBancorp Stockholder Termination, UnionBancorp enters into an agreement with any party other than Centrue Financial providing for the acquisition of UnionBancorp, then, provided Centrue Financial was in compliance with its obligations under the merger agreement, UnionBancorp must pay $2,200,000 to Centrue Financial.

•	If UnionBancorp terminates the merger agreement as a result of a Superior UnionBancorp Proposal, then UnionBancorp must pay $2,700,000 to Centrue Financial.
      The foregoing is an outline of the termination provisions contained in the merger agreement, a copy of which is included at Appendix A. You should carefully review the entire agreement and in particular Article 11, containing the detailed termination provisions.

Waiver and Amendment
      To the extent permitted by law, our boards of directors may agree in writing to amend the merger agreement, whether before or after our stockholders have approved the merger agreement. However, no amendment agreed to after the merger agreement has been approved by our stockholders may materially and adversely affect the rights of UnionBancorp’s or Centrue Financial’s stockholders. In addition, before or at the time the merger becomes effective, either UnionBancorp or Centrue Financial, or both, may waive any default in the performance of any term of the merger agreement by the other or may waive or extend the time for the compliance or fulfillment by the other of any of its obligations under the merger agreement. Either of UnionBancorp or Centrue Financial may also waive any of the conditions precedent to their respective obligations under the merger agreement, unless a violation of any law or governmental regulation would result. To be effective, a waiver must be in writing and signed by one of UnionBancorp’s or Centrue Financial’s duly authorized officers.
Regulatory Approvals
      It is a condition to the completion of the merger that the parties receive all necessary regulatory approvals of the merger. Neither UnionBancorp nor Centrue Financial is aware of any material governmental approvals or actions that are required to complete the merger, except as described below. If any other approval or action is required, UnionBancorp will also seek this approval or action.
      As a result of the merger, UnionBancorp will own directly all of the outstanding stock of Centrue Bank. UnionBancorp intends to merge Centrue Bank with and into UnionBank simultaneous with the merger between UnionBancorp and Centrue Financial. The merger of Centrue Financial into UnionBancorp is subject to the prior approval or waiver of such approval by the Board of Governors of the Federal Reserve (the “Federal Reserve”) and the merger of Centrue Bank with and into UnionBank is subject to the prior approval of the Federal Reserve and the Illinois Department of Financial and Professional Regulation (the “DFPR”).
      On July 28, 2006, UnionBank filed applications with the Federal Reserve and the DFPR for prior approval of the merger of Centrue Bank and UnionBank. It is expected that both the Federal Reserve and the DFPR will approve the merger of Centrue Bank and UnionBank in the 4th calendar quarter of 2006. On August 31, 2006, UnionBancorp received a waiver of the requirement for filing an application for approval of the merger under the federal Bank Holding Company Act from the Federal Reserve.
      The merger may not be completed until 30 days following the date of the Federal Reserve approval, although the U.S. Department of Justice may reduce that period to 15 days. During this period, the U.S. Department of Justice is given the opportunity to challenge the transaction on antitrust grounds. The commencement of any antitrust action would stay the effectiveness of the approval of the agencies, unless a court of competent jurisdiction specifically ordered otherwise.
      We are not aware of any other regulatory approvals required for completion of the merger, and there can be no assurance that any approvals will be obtained. The approval of any application merely implies the satisfaction of regulatory criteria for approval, which does not include review of the merger from the standpoint of the adequacy of the consideration to be received by Centrue Financial stockholders.
      There can be no assurances that the requisite regulatory approvals or waivers will be received in a timely manner, in which event the consummation of the merger may be delayed. If the merger is not consummated on or before May 30, 2007, either UnionBancorp or Centrue Financial may terminate the merger agreement. We can give you no assurance as to the receipt or timing of these approvals or waivers.
Management and Operations After the Merger
      We specifically negotiated and named in the merger agreement those individuals who will serve as the combined company’s directors and executive officers following the merger.

Directors of the Combined Company
      The following persons will serve as the directors of the combined company after the merger:
Directors of Combined UnionBancorp/ Centrue Financial

(UnionBancorp Designees)	(Centrue Financial Designees)
Dennis J. McDonnell *	Thomas A. Daiber
Scott C. Sullivan	Mark L. Smith
Richard J. Berry	Randall E. Ganim
Walter E. Breipohl	Michael A. Griffith
John A. Shinkle	Michael J. Hejna

*	Chairman of the board of the directors.
      The following table contains biographical information on UnionBancorp’s director designees for the combined company after the merger:

	UnionBancorp	Position with UnionBancorp and
Name (Age)	Director Since	Principal Occupation

Dennis J. McDonnell (Age 64)	2000	Chairman of the Board and Director of UnionBancorp; Chairman, McDonnell Investment Management, LLC
Scott C. Sullivan (Age 51)	1996	Director of UnionBancorp; Attorney, Williams & McCarthy
Richard J. Berry (Age 54)	1985	Director of UnionBancorp; Attorney, Myers, Berry, O’Conor & Kuzma, Ltd.
Walter E. Breipohl (Age 53)	1993	Director of UnionBancorp; Broker/Owner, Kaszynski-Breipohl Realtors
John A. Shinkle (Age 54)	1997	Director of UnionBancorp; Senior Vice President, Stifel Nicolaus & Company, Inc.
      The following table contains biographical information on Centrue Financial’s director designees for the combined company after the merger:

	Centrue Financial	Position with Centrue Financial and
Name (Age)	Director Since	Principal Occupation

Thomas A. Daiber (Age 48)	2003	Director of Centrue Financial; President and Chief Executive Officer of Centrue Financial since 2003
Mark L. Smith (Age 56)	2001	Director or Centrue Financial; President of Smith, Koelling, Dykstra and Ohm, P.C.
Randall E. Ganim (Age 52)	2006	Director of Centrue Financial; Founder and President of Ganim, Meder, Childers & Hoering, P.C.
Michael A. Griffith (Age 47)	2002	Chairman of the Board and Director of Centrue Financial; Founder and Chief Executive Officer of Aptuit, Inc.
Michael J. Hejna (Age 52)	2003	Director of Centrue Financial; President and Chief Executive Officer of Gundaker Commercial Group, Inc.

Executive Officers of the Combined Company
      The following persons will serve as executive officers of the combined company after the merger:
Executive Officers of Combined UnionBancorp/ Centrue

Thomas A. Daiber	President and Chief Executive Officer
Scott A. Yeoman	Chief Operating Officer
Kurt R. Stevenson	Chief Financial Officer
      Thomas A. Daiber, 48, was named President and Chief Executive Officer of Centrue Financial and Chief Executive Officer of Centrue Bank in October of 2003. Prior to joining Centrue Financial, Mr. Daiber had served as Chairman, President and Chief Executive Officer of Aviston Financial Corporation and Chairman and Chief Executive Officer of the State Bank of Aviston, headquartered in Aviston, Illinois, from October, 2002 to October, 2003. Mr. Daiber served as Allegiant Bancorp, Inc.’s Chief Financial Officer from May, 1999 until March, 2003. Mr. Daiber was employed by Allegiant Bancorp in St. Louis, Missouri beginning in March, 1997 and served as its Director of Internal Auditing prior to becoming Chief Financial Officer.
      Scott A. Yeoman, 48, was named President and Chief Executive Officer of UnionBancorp in June of 2005. Prior to joining UnionBancorp, Mr. Yeoman served as the President and Chief Executive Officer of Associated Bank Lakeshore, a subsidiary of Associated Banc Corp, in Manitowoc, Wisconsin from 1998 through 2004. Mr. Yeoman joined the organization with over 20 years of commercial banking experience.
      Kurt R. Stevenson, 39, was promoted to Senior Executive Vice President and Chief Financial Officer in the first quarter of 2006. He had previously served as UnionBancorp’s Senior Vice President and Chief Financial Officer since 2003. Prior to that, Mr. Stevenson served as UnionBancorp’s Vice President and Chief Financial Officer since June of 2000. Also in 2000 and 2001, Mr. Stevenson served on the Board of Directors of UnionFinancial Services, Inc., prior to its integration with UnionTrust Corporation. Before stepping into his new role, he had been acting as UnionBancorp’s Vice President and Controller since 1996 and had served in various operational capacities since joining the organization. In 2002, Mr. Stevenson was also named Cashier of UnionBank, in addition to his corporate responsibilities. He first started employment with the Ottawa National Bank in 1987 and, subsequently, began work with UnionBancorp following the acquisition of Ottawa National Bank by UnionBancorp in 1991.
      See “Where You Can Find More Information.” For additional information regarding the interests of certain persons in the merger, see “Description of Transaction — Interests of Certain Persons in the Merger.”
Interests of Certain Persons in the Merger
      General. Some members of our respective management and boards of directors may be deemed to have interests in the merger that are in addition to their interests as stockholders generally. The board of directors of each of UnionBancorp and Centrue Financial were aware of these interests and considered them, together with the other matters described in this joint proxy statement-prospectus, in adopting the merger agreement and approving the merger.
      Stay Bonuses. The merger agreement allows UnionBancorp and Centrue Financial to pay special stay bonuses to employees of UnionBancorp or Centrue Financial who enter into a Stay Bonus Agreement in a form that is mutually agreed upon by UnionBancorp and Centrue Financial. UnionBancorp may also make new grants of employee stock options to employees of UnionBancorp or Centrue Financial, as mutually agreed upon. UnionBancorp and Centrue Financial implemented this stay bonus program (a) to help maintain their respective franchises in the event the proposed merger is not completed, (b) to deliver value to the combined company and (c) to minimize the likelihood that valued employees would leave immediately prior to or shortly after the closing of the merger.
      Existing UnionBancorp Employment Agreements. UnionBancorp has change of control agreements with a number of its senior officers, including Scott A. Yeoman, who serves as President and Chief Executive Officer of UnionBancorp and Kurt R. Stevenson, who serves as Chief Financial Officer of UnionBancorp. The agreements provide that if, within two years after a change of control occurs, the executive’s employment is terminated without “good cause” or the executive voluntarily terminates employment with “good reason,” then the executive shall receive a cash payment equal to two times the executive’s salary. In Mr. Yeoman’s case, if, at any time during the two year period, he obtains employment, payments will be reduced by the amount of compensation being earned in the new position. The pending merger of Centrue Financial and UnionBancorp would constitute a change of control for purposes of these agreements, which could entitle the respective executive to the severance amount in the event his employment later terminates. However, Mr. Yeoman and Mr. Stevenson have each entered into an employment agreement with UnionBancorp, which will become effective upon the completion of the merger, and the agreement contains a provision stating that the existing employment agreement with UnionBancorp will terminate when the new agreement becomes effective. These new employment agreements are described further below.
      Existing Centrue Financial Employment Agreements. Centrue Financial has employment agreements with a number of its senior officers, including Thomas A. Daiber, who serves as President and Chief Executive Officer of Centrue Financial. The agreement provides that Mr. Daiber will receive a severance payment if his employment terminates under certain circumstances after a “change of control” of Centrue Financial. The pending merger of Centrue Financial and UnionBancorp would constitute a change of control for purposes of his agreement, which could result in his being entitled to the severance amount in the event his employment later terminates. Mr. Daiber has entered into an employment agreement with UnionBancorp, which will become effective upon the completion of the merger. The agreement contains a provision stating that the existing employment agreement with Centrue Financial will terminate when the new agreement becomes effective. This new employment agreement is described further below.
      New Employment Agreements with Thomas A. Daiber, Scott A. Yeoman and Kurt R. Stevenson. UnionBancorp has entered into employment agreements with Thomas A. Daiber, Scott A. Yeoman and Kurt R. Stevenson. These agreements will become effective as of the effective time of the merger. Except as described below, each agreement is substantially identical. Initially the agreements are effective for a three-year term. On the second anniversary of the agreements’ effective date, the term will be extended an additional day so that the term is always one year, unless either party gives written notice of non-renewal to the other party. The agreements provide for annual base salary of not less than $290,000 for Mr. Daiber, $220,000 for Mr. Yeoman and $170,000 for Mr. Stevenson. The executives will have the opportunity to receive annual performance bonuses of up to 50% of base salary in the case of Mr. Daiber and Mr. Yeoman and up to 30% of base salary in the case of Mr. Stevenson. The agreements provide for the award of incentive stock options to each executive on July 7, 2006. Mr. Daiber is being awarded options to purchase 10,417 shares of Centrue Financial stock, which will convert into the right to purchase 12,500 shares of UnionBancorp stock after the merger. Mr. Yeoman is being awarded options to purchase 10,000 shares of UnionBancorp stock and Mr. Stevenson is being awarded options to purchase 7,500 shares of UnionBancorp stock. One-fifth of the options will become exercisable on the first anniversary of the employment agreements and an additional one-fifth will become exercisable on each successive anniversary. The options shall become fully exercisable upon a change of control, other than the merger of Centrue Financial and UnionBancorp, the executive’s death, disability, termination of executive’s employment by the employer without cause, or the executive’s termination of employment due to a constructive discharge. Each executive will be entitled to not less than twenty-three days of paid time off as well as benefits at least as favorable to the benefits provided to all other employees of UnionBancorp and UnionBank.
      Each agreement provides that in the event of a termination of the executive’s employment by UnionBancorp without cause or by the executive due to constructive discharge prior to the end of the term of the agreement, the executive will be entitled to certain severance benefits including payments of the executive’s annual compensation for the greater of twenty-four months or the remaining period left in the employment agreement’s term. Annual compensation is the executive’s base salary plus the performance bonus for the most recent performance period. The executive would also be entitled to receive reimbursement for premiums the executive pays for the continuation of medical benefits for the executive and the executive’s dependents. During the twelve months following a change of control of UnionBancorp other than the merger of Centrue Financial and UnionBancorp, if the executive voluntarily terminates his employment due to constructive discharge or if UnionBancorp terminates the executive’s employment for any reason other than cause, the executive will be entitled to receive a lump sum payment equal to three times the executive’s annual compensation, which is the sum of the executive’s base salary and the performance bonus for the most recent performance period, plus reimbursement for premiums the executive pays for the continuation of medical benefits for the executive and the executive’s dependents.
      The employment agreements include customary provisions prohibiting the executive from competing with UnionBancorp and other activities that would be harmful to UnionBancorp. Payments under the employment agreements will be reduced to the extent necessary to prevent any portion of the payments from being treated as a nondeductible excess parachute payment under the federal tax laws.
      New Employment Agreements with Senior Officers. UnionBancorp and Centrue Financial are entering into additional employment agreements with up to twelve additional senior officers of Centrue Financial and UnionBancorp. These agreements will become effective as of the effective time of the merger. Except as described below, each agreement is substantially identical. Initially the agreements are effective for a one-year term. On the first anniversary of the date the agreements become effective, the term will be extended an additional year, unless either party gives written notice of non-renewal to the other party. The agreements specify a minimum annual base salary for each senior officer ranging from $100,000 to $135,000. Each senior officer will have the opportunity to receive annual performance bonuses of up to 25% of base salary. The agreements provide for the award of incentive stock options to each senior officer on July 7, 2006. Taking into account the adjustment to the number of shares subject to stock options that will occur as a result of the merger of Centrue Financial with UnionBancorp, a total 73,000 shares will be subject to options awarded to these senior officers. One-fifth of the options will become exercisable on the first anniversary of the effective date of the merger and an additional one-fifth will become exercisable on each successive anniversary. The options shall become fully exercisable upon a change of control of UnionBancorp other than the merger of Centrue Financial with UnionBancorp, the senior officer’s death, disability, termination of senior officer’s employment by the employer without cause, or, during the first twelve months the agreements are effective, the senior officer’s termination of employment due to a constructive discharge. Each senior officer will be entitled to not less than twenty-three days of paid time off as well as benefits at least as favorable to the benefits provided to all other employees of UnionBancorp and UnionBank.
      Each agreement provides that in the event of a termination of the senior officer’s employment by UnionBancorp without cause during such period, during the first twelve months of the agreement, or by the senior officer due to constructive discharge during such period, the senior officer will be entitled to certain severance benefits including payments of the senior officer’s annual compensation for twelve months. Annual compensation is the senior officer’s base salary and the performance bonus for the most recent performance period. The senior officer would also be entitled to receive reimbursement for premiums the senior officer pays for the continuation of medical benefits for the senior officer and the senior officer’s dependents. During the twelve months following a change of control of UnionBancorp, not including the merger of Centrue Financial and UnionBancorp, if the senior officer voluntarily terminates his employment due to constructive discharge or if UnionBancorp terminates the senior officer’s employment for any reason other than cause, the senior officer will be entitled to receive a lump sum payment equal to the senior officer’s annual compensation, which is the sum of the senior officer’s base salary and the performance bonus for the most recent performance period, plus reimbursement for premiums the senior officer pays for the continuation of medical benefits for the senior officer and the senior officer’s dependents.
      The employment agreements include customary provisions prohibiting the senior officer from competing with UnionBancorp and other activities that would be harmful to UnionBancorp. Payments under the employment agreements will be reduced to the extent necessary to prevent any portion of the payments from being treated as a nondeductible excess parachute payment under the federal tax laws.
      Treatment of Centrue Financial Stock Options. The Centrue Financial stock option plan and the stock option agreements with plan participants provide that all options that were not previously exercisable will become immediately exercisable upon a change of control. The merger of Centrue Financial and UnionBancorp will constitute a change of control under the Centrue Financial stock option plan. Accordingly, the options to purchase 88,700 shares of Centrue Financial common stock which are currently not exercisable will become exercisable no later than the effective date of the merger. The options awarded to executives and senior officers pursuant to the employment agreements described above will not become exercisable as a result of the merger. Centrue Financial stock options will be converted into UnionBancorp stock options in the merger, with the number of shares and exercise price adjusted for the exchange ratio.
      Treatment of UnionBancorp Stock Options. The merger agreement provides that options to purchase UnionBancorp common stock will become immediately exercisable upon the merger becoming effective. Accordingly, the options to purchase 91,131 shares of UnionBancorp common stock which are currently not exercisable will become exercisable no later than the effective date of the merger. The options awarded to executives and senior officers pursuant to the employment agreements described above will not become exercisable as a result of the merger.
      Director’s Deferred Compensation Plan. Each of Centrue Financial’s independent directors participates in the Centrue Financial Non-Employee Directors’ Deferred Compensation Plan pursuant to which such directors have been allocated shares of Centrue Financial common stock in connection with their services. At the effective time of the merger, each director participant will become vested in all shares allocated to him under the plan, and these shares will be converted into shares of UnionBancorp common stock at the 1.2 exchange ratio. As of the date of this document, 15,990 shares of Centrue Financial common stock have been allocated under the plan, and it is expected that an aggregate of 2,375 additional shares will be allocated per fiscal quarter to the director participants.
      Indemnification for Directors and Officers; Insurance. UnionBancorp has agreed to honor for at least six years from the effective date of the merger all of Centrue Financial’s obligations with respect to indemnification currently provided by Centrue Financial in its certificate of incorporation or bylaws in favor of the current and former officers and directors with respect to matters occurring prior to the effective time. In addition, UnionBancorp has agreed to acquire and maintain for a period of six years extended coverage of acts or omissions occurring at or prior to the effective time with respect to those persons who are currently covered by Centrue Financial’s director and officer liability policies of insurance on terms that are substantially similar to those contained in the director and officer liability policies in effect on the date of the merger agreement.
      Consulting Agreement. Effective July 25, 2006, Centrue Bank entered into a consulting agreement with UnionBank, whereby UnionBank has agreed to consult and advise Centrue Bank with respect to the preparation and maintenance of certain of Centrue Bank’s accounting, tax and financial reports, including Centrue Bank’s general ledger system. UnionBank receives an hourly fee of $75.00 plus out of pocket expenses in connection with the engagement and has been indemnified by Centrue Bank against any liabilities incurred by UnionBank as a result of the engagement.
Additional Agreements
      UnionBancorp Voting Agreement. Each of the directors of Centrue Financial has entered into a voting agreement with UnionBancorp. Under this agreement, these stockholders have agreed to vote their respective shares of Centrue Financial common stock:

•	in favor of the merger and the transactions contemplated by the merger agreement;

•	against any merger with Centrue Financial by a party other than UnionBancorp;

•	against any action or agreement that would result in a material breach of any term or any other obligation of Centrue Financial under the merger agreement; and

•	against any action or agreement which would impede or interfere with the transactions contemplated by the merger agreement.
      Furthermore, each of these stockholders has also agreed not to solicit, initiate or encourage any inquiries or proposals for a merger or other business combination involving Centrue Financial. The shares subject to the voting agreement represent approximately 9.5% of the outstanding shares of Centrue Financial common stock on the record date. The voting agreement will terminate upon the earlier of the consummation of the merger or termination of the merger agreement in accordance with its terms.
      Centrue Financial Voting Agreement. Each of the directors of UnionBancorp has entered into a voting agreement with Centrue Financial. Under this agreement, these stockholders have agreed to vote their respective shares of UnionBancorp common stock:

•	in favor of the merger and the transactions contemplated by the merger agreement;

•	against any merger with UnionBancorp by a party other than Centrue Financial;

•	against any action or agreement that would result in a material breach of any term or any other obligation of UnionBancorp under the merger agreement; and

•	against any action or agreement which would impede or interfere with the transactions contemplated by the merger agreement.
      Furthermore, each of these stockholders has also agreed not to solicit, initiate or encourage any inquiries or proposals for a merger or other business combination involving UnionBancorp. The shares subject to the voting agreement represent approximately 17.6% of the outstanding shares of UnionBancorp common stock on the record date. The voting agreement will terminate upon the earlier of the consummation of the merger or termination of the merger agreement in accordance with its terms.
Accounting Treatment
      The merger will be accounted for using the purchase method of accounting under U.S. generally accepted accounting principles. Under this method of accounting, UnionBancorp will record the assets acquired and liabilities assumed of Centrue Financial at their fair market values. Any difference between the purchase price and the fair market value of the net tangible and identifiable intangible assets and liabilities is recorded as goodwill, which, in accordance with Statement of Financial Accounting Standard No. 142, will not be amortized for financial accounting purposes, but will be evaluated annually for impairment.
Expenses
      Each of UnionBancorp and Centrue Financial will pay its own expenses in connection with the merger, including filing, registration and application fees, printing fees and fees and expenses of its own financial or other consultants, accountants and counsel. UnionBancorp is responsible for the payment of the expenses for the tax opinion to be rendered in connection with the merger.
Resales of UnionBancorp Common Stock
      UnionBancorp common stock to be issued to Centrue Financial stockholders in the merger will be registered under the Securities Act. All shares of UnionBancorp common stock received by Centrue Financial stockholders in the merger will be freely transferable after the merger by persons who are not considered to be “affiliates” of either UnionBancorp or Centrue Financial. These “affiliates” would generally include any persons or entities who control, are controlled by or are under common control with either Centrue Financial or UnionBancorp at the time of the special meeting (generally, executive officers, directors and 10% or greater stockholders).
      Rule 145 promulgated under the Securities Act restricts the sale of UnionBancorp common stock received in the merger by affiliates of Centrue Financial and certain of their family members and related entities. Under the rule, until the first anniversary of the effective date of the merger, affiliates of Centrue Financial may publicly resell the UnionBancorp common stock they receive in the merger, but only within certain limitations as to the amount of UnionBancorp common stock they can sell in any three-month period and as to the manner of sale. After this first anniversary, affiliates of Centrue Financial who are not affiliates of UnionBancorp may resell their shares without restriction. UnionBancorp must continue to satisfy its reporting requirements under the Securities Exchange Act of 1934, as amended, for affiliates to continue to be able to resell under Rule 145 the shares of UnionBancorp common stock they received in the merger.

Affiliates would also be permitted to resell UnionBancorp common stock received in the merger pursuant to an effective registration statement under the Securities Act or an available exemption from the registration requirements. This joint proxy statement-prospectus does not cover any resales of UnionBancorp common stock received by persons who may be deemed to be affiliates of Centrue Financial.
EFFECT OF THE MERGER ON RIGHTS OF STOCKHOLDERS
General
      UnionBancorp is a Delaware corporation governed by Delaware law and UnionBancorp’s certificate of incorporation and bylaws. Centrue Financial is a Delaware corporation governed by Delaware law and Centrue Financial’s certificate of incorporation and bylaws.
      In the merger, stockholders of Centrue Financial will receive shares of UnionBancorp common stock that will include all rights attaching to shares of UnionBancorp common stock. By approving the merger, UnionBancorp stockholders are also approving the adoption of an amended and restated certificate of incorporation attached as Exhibit A to the merger agreement, the provisions of which are discussed below.
      There are significant differences between the rights of UnionBancorp’s stockholders and the rights of Centrue Financial’s stockholders. The following is a summary of the principal differences between those rights.
      The following summary is not intended to be complete and is qualified in its entirety by reference to the Delaware General Corporation Law, as well as UnionBancorp’s certificate of incorporation and bylaws and Centrue Financial’s certificate of incorporation and bylaws.
Anti-Takeover Provisions Generally
      UnionBancorp’s certificate of incorporation and bylaws contain provisions designed to assist UnionBancorp’s board of directors in playing a role in any attempt by a group or person to acquire control of UnionBancorp. These provisions are intended to enable UnionBancorp’s board of directors to protect the interests of UnionBancorp and its stockholders under certain circumstances. Aided by these provisions, UnionBancorp may determine that a sale of control is in the best interests of UnionBancorp’s stockholders or will enhance the board’s ability to maximize the value to be received by the stockholders upon a sale of control of UnionBancorp.
      Although UnionBancorp’s management believes that these provisions are beneficial to UnionBancorp’s stockholders, they may also tend to discourage some takeover bids. As a result, UnionBancorp’s stockholders may be deprived of opportunities to sell some or all of their shares at prices that represent a premium over prevailing market prices. On the other hand, defeating undesirable acquisition offers can be a very expensive and time-consuming process. To the extent that these provisions discourage undesirable proposals, UnionBancorp may be able to avoid those expenditures of time and money.
      These provisions may also discourage open market purchases of UnionBancorp common stock by a company that may desire to acquire UnionBancorp. Those purchases may increase the market price of UnionBancorp common stock temporarily and enable stockholders to sell their shares at a price higher than they might otherwise obtain. In addition, these provisions may decrease the market price of UnionBancorp common stock by making the stock less attractive to persons who invest in securities in anticipation of price increases from potential acquisition attempts. The provisions may also make it more difficult and time consuming for a potential acquirer to obtain control of UnionBancorp through replacing the board of directors and management. Furthermore, the provisions may make it more difficult for UnionBancorp’s stockholders to replace the board of directors or management, even if a majority of the stockholders believe that replacing the board of directors or management is in the best interests of UnionBancorp. Because of these factors, these provisions may tend to perpetuate the incumbent board of directors and management.

Authorized Capital Stock
      UnionBancorp. Under UnionBancorp’s current certificate of incorporation, it is authorized to issue 10,000,000 shares of common stock, $1.00 par value per share, and 200,000 shares of preferred stock, no par value per share. As of September 22, 2006, 3,742,851 shares of UnionBancorp common stock were issued, including 955,142 shares that are held by UnionBancorp as treasury shares. 2,762.24 shares of UnionBancorp Series A convertible preferred stock and 831 shares of Series B preferred stock are issued and outstanding. If the merger is approved, as part of the merger, UnionBancorp’s certificate of incorporation will be amended and restated as more fully described below to, among other things and to increase the number of authorized shares of common stock from 10,000,000 up to 15,000,000. The increase in the number of authorized common shares will give the board of the combined company greater flexibility to declare common stock splits or stock dividends when considered desirable and still leave sufficient shares available for issuance in connection with future acquisitions, financings, and for other general corporate purposes.
      The ability of the board to issue additional shares of common stock without additional stockholder approval may be deemed to have an anti-takeover effect. The combined company could use the additional shares of common stock to oppose a hostile takeover attempt or to delay or prevent changes of control or changes in or removal of its management. Any issuance of additional shares also could have the effect of diluting the earnings per share and book value per share of the outstanding shares of the combined company’s common stock as well as stock ownership and voting rights of stockholders.
      Under UnionBancorp’s certificate of incorporation, UnionBancorp’s board of directors is authorized to issue preferred stock from time to time in one or more series, subject to applicable provisions of law. The board of directors is authorized to fix the designations, voting powers, preferences and relative participating, optional and other special rights qualifications, limitations or restrictions of such shares. In the event of a proposed merger, tender offer or other attempt to gain control of UnionBancorp that the board of directors does not approve, it may be possible for the board of directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of such a transaction. Under the current certificate of incorporation, UnionBancorp’s board of directors designated 2,765 shares of UnionBancorp preferred stock as Series A Convertible Preferred Stock (2,762.24 shares outstanding), 1,092 shares as Series B Preferred Stock (831 of which are outstanding), and 4,500 shares as Series C Junior Participating Preferred Stock (none of which are outstanding). The 2,762.24 shares of Series A Convertible Preferred Stock that are outstanding, are currently convertible into 172,140 shares of UnionBancorp common stock.
      Centrue Financial. Centrue Financial is authorized to issue 5,500,000 shares of common stock, $0.01 par value per share, and 500,000 shares of preferred stock, $0.01 par value per share. As of September 22, 2006, 2,232,889 shares of Centrue Financial common stock were issued and outstanding, and 1,967,411 shares were held by Centrue Financial as treasury shares. No shares of Centrue Financial preferred stock are issued and outstanding.
      Centrue Financial’s board of directors has substantially the same powers with respect to the issuance of preferred stock as does UnionBancorp’s board of directors. Under a certificate of designation, 3,500 shares of Centrue Financial preferred stock have been designated as Series A Junior Participating preferred stock. These shares are reserved for issuance under the Centrue Financial rights plan. See “— Rights Plan” below.
Voting Rights
      UnionBancorp. Generally, holders of UnionBancorp common stock are entitled to one vote per share on all matters submitted to a vote of stockholders.
      As stated above, UnionBancorp’s board of directors is authorized to issue up to 200,000 shares of preferred stock and may designate various characteristics and rights of UnionBancorp preferred stock including, among other things, the voting powers of such series. UnionBancorp’s board of directors may also authorize the conversion of shares of other classes of UnionBancorp preferred stock into any number of shares of UnionBancorp common stock and thus dilute the voting power of the outstanding shares of UnionBancorp common stock. Therefore, subject to the board’s fiduciary duties, UnionBancorp could issue convertible preferred stock with the purpose or effect of deterring or preventing a takeover of UnionBancorp.
      The holders of each share of Series A Preferred Stock are not entitled to vote, except as required by law or to approve the authorization or issuance of any shares of any class or series of stock ranking senior to or on parity with such Series A Preferred Stock in respect of dividends and distributions upon the dissolution, liquidation or winding up of UnionBancorp. Where the Series A Preferred Stockholders vote to approve such issuance or authorization of new shares, the holders of Series A Preferred Stock shall vote as a class. In addition, holders of Series A Preferred Stock have full voting rights (a) if two dividend payments on such shares have accrued but remain unpaid; (b) upon conversion of the preferred shares into shares of common stock; or (c) if the holders of common stock vote on a proposal to merge or otherwise enter a transaction with a third party where UnionBancorp is not the surviving entity.
      The holder of each share of Series B Preferred Stock are not entitled to vote except as required by law. Holders of shares of Series B Preferred Stock are entitled to vote, as a class, to approve the authorization or issuance of any shares of any class or series of stock ranking senior to, or on parity with the Series B Preferred Stock in respect of dividends and distribution upon the dissolution, liquidation or winding up of UnionBancorp.
      UnionBancorp’s certificate of incorporation does not provide for cumulative voting rights in the election of directors. Thus, the owners of a majority of the shares of common stock outstanding may elect all of the directors up for election in any given year, if they choose to do so, and the owners of the balance of such shares would not be able to elect any directors.
      Centrue Financial. Generally, holders of Centrue Financial common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. However, Centrue Financial’s certificate of incorporation provides that in no event will any record owner of any outstanding Centrue Financial common stock that is beneficially owned, directly or indirectly, by any person who beneficially owns more than 10% of the then-outstanding shares of common stock, be entitled or permitted to any vote in respect of the shares held in excess of 10%. This limit does not inhibit any person from soliciting or voting proxies from other beneficial owners for more than 10% of the common stock. This provision may be enforced by Centrue Financial’s board of directors to limit the voting rights of persons owning more than 10% of Centrue Financial’s common stock, and thus could be used in a proxy contest or other solicitation to defeat a proposal that is desired by a majority of the stockholders.
      As stated above, Centrue Financial’s board of directors is authorized to issue up to 500,000 shares of preferred stock and may designate various characteristics and rights of Centrue Financial preferred stock, including voting and conversion rights. Centrue Financial’s board of directors may also authorize the conversion of shares of other classes of Centrue Financial preferred stock into any number of shares of Centrue Financial common stock and thus dilute the voting power of the outstanding shares of Centrue Financial common stock. Therefore, subject to the board’s fiduciary duties, Centrue Financial could issue convertible preferred stock with the purpose or effect of deterring or preventing a takeover of Centrue Financial.
      Centrue Financial’s certificate of incorporation also does not provide for cumulative voting rights in the election of directors.
Classification of Board of Directors
      UnionBancorp. UnionBancorp’s certificate of incorporation provides for the division of its board of directors into three classes of approximately equal size. UnionBancorp’s directors are elected for three-year terms, and the terms of office of approximately one-third of the members of the classified board of directors expire each year. This board classification may make it more difficult for a stockholder to acquire immediate control of UnionBancorp and remove management by means of a proxy contest. Because the terms of approximately one-third of the incumbent directors expire each year, at least two annual elections would be necessary for stockholders to replace a majority of UnionBancorp’s directors, while a majority of directors of a non-classified board could be replaced in one annual meeting.
      Centrue Financial. Centrue Financial’s certificate of incorporation also provides for a classified board, with the same effects.
Size of the Board of Directors; Vacancies; Removal
      UnionBancorp. UnionBancorp’s certificate of incorporation provide that the size of the board of directors shall consist of fifteen directors but may be increased or decreased by the affirmative vote of the holders of at least 70% of all shares of UnionBancorp then entitled to vote in the election of directors, or by a two-thirds vote of the directors then in office. The certificate of incorporation and bylaws also provide that any vacancy occurring on the board of directors may be filled for the remainder of the unexpired term by a majority vote of the directors then in office even though less than a quorum of the board of directors.
      As noted above, under the Delaware General Corporation Law, if a board is classified, a director may be removed only for cause unless the certificate of incorporation provides otherwise. UnionBancorp’s certificate of incorporation and bylaws provide that a director may be removed only for cause and only by the affirmative vote of at least 70% of the outstanding shares of capital stock of UnionBancorp entitled to vote generally in the election of directors, subject to the right of any holders of preferred stock to elect directors. UnionBancorp’s certificate of incorporation does not contain a definition of “cause.” The purpose of this provision is to prevent a majority stockholder from circumventing the classified board system by removing directors and filling the vacancies with new individuals selected by that stockholder. This provision may have the effect of impeding efforts to gain control of the board of directors by anyone who obtains a controlling interest in UnionBancorp’s common stock.
      Centrue Financial. Centrue Financial’s certificate of incorporation and bylaws contain provisions that may impede changes in majority control of the board of directors. Centrue Financial’s bylaws provide that the size of the board of directors may be increased or decreased only by a majority vote of the whole board or by a vote of holders of at least 80% of the shares eligible to be voted at a duly constituted meeting of stockholders called for such purpose. The bylaws also provide that any vacancy occurring in the number of directors may be filled for the remainder of the unexpired term by a majority vote of the directors then in office.
      As discussed above, under the Delaware General Corporation Law, members of a classified board of directors may only be removed for cause, unless the certificate of incorporation provides otherwise. Centrue Financial’s certificate of incorporation provides that a director may only be removed for cause, and then only by the affirmative vote of holders of at least 80% of the shares eligible to vote. Centrue Financial’s certificate of incorporation does not include a definition of “cause.” This provision has the same effect as the comparable provision in UnionBancorp’s certificate of incorporation.
Stockholder Nominations and Proposals
      UnionBancorp. Under UnionBancorp’s bylaws, the only business that may be conducted at an annual meeting of stockholders is the business brought before the meeting by the board of directors or by any stockholder who is entitled to vote and who complies with the notice procedures set forth in UnionBancorp’s bylaws. For business to be brought before an annual meeting by a stockholder, the stockholder must have given timely notice in writing to the secretary of UnionBancorp. To be timely, a stockholder’s notice must be given to the secretary of UnionBancorp not less than 30 days prior to the anniversary date of the previous year’s meeting.
      UnionBancorp’s bylaws provide that nominations for election to UnionBancorp’s board of directors may be made only by a majority of the Corporate Governance and Nominating Committee of the Board, or if there is no such committee at the time, by a majority of the board, or by any stockholder entitled to vote for the election of directors who complies with the notice procedures set forth in the bylaws. The stockholder’s notice must set forth, as to each person the stockholder proposes to nominate for election or re-election as a director, such person’s name, address, qualifications, beneficial ownership of UnionBancorp stock, any other information relating to such person required to be disclosed on Schedule 13D pursuant to Regulation 13D-G under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the acquisition of stock, and pursuant to Regulation 14A under the Exchange Act, in connection with the solicitation of proxies with respect to nominees for election of directors and, as to the stockholder giving the notice, and any other beneficial stockholders known by such stockholder to support such nominees his or her name and address, and the class and number of shares of UnionBancorp’s capital stock owned by such stockholder.
      Centrue Financial. Under Centrue Financial’s bylaws, the only business that may be conducted at an annual meeting of stockholders is the business brought before the meeting by the board of directors or by any stockholder who is entitled to vote and who complies with the notice procedures set forth in Centrue Financial’s bylaws. For business to be brought before an annual meeting by a stockholder, the stockholder must have given timely notice in writing to the secretary of Centrue Financial. To be timely, a stockholder’s notice must be delivered or mailed and received at the principal executive offices of Centrue Financial not less than 30 days prior to the date of the meeting; provided, however, that in the event that less than 40 days’ notice or prior public disclosure of the meeting date is given or made to stockholders, such notice by the stockholder to be timely must be delivered no later than 10 days after the earlier of the date of the notice of the meeting or public disclosure of the date of the meeting.
      A stockholder’s notice to the secretary must set forth as to each matter the stockholder proposes to bring before the annual meeting:

•	a brief description of the matter the stockholder desires to present;

•	the name and record address of the stockholder who proposed the matter;

•	the class and number of shares of Centrue Financial’s capital stock that are beneficially owned by the stockholder; and

•	any material interest of the stockholder in the matter.
      Centrue Financial’s bylaws provide that nominations for election to Centrue Financial’s board of directors may be made only by the board of directors or by any stockholder entitled to vote for the election of directors who complies with the notice procedures set forth in the bylaws and described above. The stockholder’s notice must set forth, as to each person the stockholder proposes to nominate for election or re-election as a director, such person’s name and qualifications and, as to the stockholder giving the notice, his or her name and address, and the class and number of shares of Centrue Financial’s capital stock owned by the nominated stockholder.
Special Meetings of Stockholders
      UnionBancorp. UnionBancorp’s bylaws provide that special meetings may be called at any time by at least 66 2/3% of the board of directors then in office. Stockholders are not authorized to call special meetings.
      Centrue Financial. Centrue Financial’s certificate of incorporation and bylaws provide that a special meeting of stockholders may be called only by a resolution of the board of directors adopted by a majority of the total number of directors Centrue Financial would have if there were no vacancies. Stockholders are not authorized to call special meetings.
Action by Written Consent
      UnionBancorp. UnionBancorp’s certificate of incorporation prohibits its stockholders from taking action by written consent. This prohibition could be used to delay the taking of any action requiring stockholder approval which is not approved by the board of directors, whether or not a majority of the stockholders believes such action may be desirable.
      Centrue Financial. Centrue Financial’s certificate of incorporation also prohibits its stockholders from taking action by written consent.

Dividends
      UnionBancorp. UnionBancorp’s ability to pay dividends on its common stock is governed by Delaware corporate law. Under Delaware corporate law, unless there are restrictions in the corporation’s certificate of incorporation, dividends may be declared from the corporation’s surplus, or if there is no surplus, from its net profits for the fiscal year in which the dividend is declared and the preceding years. Dividends may not be declared, however, if the corporation’s capital is less than the amount of all capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. In addition, UnionBancorp’s ability to pay dividends on its common stock is subject to the rights of holders of Series A Convertible Preferred Stock to annual cumulative dividends of $75.00 per share and to the rights of holders of Series B Preferred Stock to annual cumulative dividends of $60.00 per share.
      Centrue Financial. Generally, Centrue Financial’s ability to pay dividends is also governed by Delaware corporate law. Centrue Financial stockholders are entitled to dividends as and when declared by the board of directors. In April of 2004, Centrue Financial’s board of directors voted to eliminate its quarterly dividend. The reinstatement and declaration of dividends by the Centrue Financial board of directors is discretionary, and depends on Centrue Financial’s earnings and financial condition, regulatory limitations, tax considerations and other factors, including limitations imposed by the terms of Centrue Financial’s outstanding junior subordinated debentures.
      Centrue Financial issued approximately $10.3 million of these debentures in April of 2002 to Kankakee Capital Trust I, which contemporaneously issued $10.0 million of preferred securities to MM Community Funding III, Ltd. in a private placement. In April of 2004, Centrue Financial issued approximately $10.3 million of additional debentures to Centrue Statutory Trust II, which contemporaneously issued $10.0 million of preferred securities to First Tennessee Bank National Association in a private placement. All of the common stock of Kankakee Capital Trust I and Centrue Statutory Trust II is owned by Centrue Financial and the debentures are the only assets of the trusts. When the debentures mature, the preferred securities must be redeemed. The debentures issued to Kankakee Capital Trust I mature on April 7, 2032, and the debenture issued to Centrue Statutory Trust II mature on April 22, 2034. The debentures and preferred securities pay interest and dividends, respectively, quarterly. Under the terms of the debentures, Centrue Financial may be prohibited, under certain circumstances, from paying dividends on shares of its common stock. None of these circumstances currently exist.
Evaluation of Proposals
      UnionBancorp. UnionBancorp’s certificate of incorporation and bylaws do not include any provisions regarding the board of directors’ evaluation of tender or exchange offers, business combinations or sales of the assets of UnionBancorp.
      Centrue Financial. Centrue Financial’s certificate of incorporation provides that the board, when evaluating any offer by another person to: (a) make a tender or exchange offer for any equity security; (b) merge or consolidate Centrue Financial with another corporation or entity; or (c) purchase or otherwise acquire all or substantially all of the properties and assets of Centrue Financial, may, in connection with the exercise of its judgment in determining what is in the best interests of Centrue Financial and its stockholders, give consideration to all relevant factors, including the social and economic effect of acceptance of the offer on Centrue Financial’s present and future employees and those of its subsidiaries, on the communities in which Centrue Financial and its subsidiaries operate or are located, on the ability of Centrue Financial to fulfill its corporate objectives and on the ability of its subsidiary financial institution to fulfill its objectives under applicable rules and regulations.
Special Voting Requirements; Business Combinations
      UnionBancorp. UnionBancorp’s certificate of incorporation requires that any merger or consolidation of UnionBancorp into another company, sale of all or substantially all of UnionBancorp’s assets, or dissolution of UnionBancorp must be approved by the holders of at least 70% of the outstanding shares entitled to vote, unless such merger, sale or dissolution is approved by a majority vote of outstanding shares and the action has been approved by two-thirds of all directors, or unless the provision is applicable to a merger or consolidation of UnionBancorp with another corporation of which UnionBancorp is the owner of at least 80% of the outstanding shares of each class of stock.
      In addition, UnionBancorp’s certificate of incorporation expressly adopted Section 203(d) of the Delaware General Corporation Law which prohibits UnionBancorp from engaging in a business combination, as defined by the Delaware General Corporation Law, with an interested stockholder, defined as a person who owns, directly or indirectly, 15% or more of UnionBancorp voting stock, for a three year period from the date the person became an interested stockholder, referred to as the acquisition date, unless:

•	prior to the acquisition date the UnionBancorp board approved the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction in which the stockholder became an interested stockholder, the stockholder owns at least 85% of UnionBancorp’s voting stock, excluding stock held by officers and directors and employee stock plans in which the participants do not have the right to determine confidentially whether shares held by the plan will be tendered in an exchange offer or a tender offer; or

•	on or after the acquisition date, the business combination is approved by the UnionBancorp board and by the UnionBancorp stockholders, at a meeting duly called for that purpose, provided that stockholders owning at least two-thirds of UnionBancorp’s voting stock approve the business combination. When determining whether this two-thirds vote requirement has been satisfied, voting stock held by the interested stockholder is not included.
      Upon approval of the merger, UnionBancorp’s amended and restated certificate of incorporation will no longer include a provision expressly adopting Section 203(d) of the Delaware General Corporation Law, however, such statute will nevertheless apply as provided therein.
      Centrue Financial. Centrue Financial is also subject to Section 203(d) of the Delaware General Corporation Law.
      Centrue Financial’s certificate of incorporation requires that certain business combinations between Centrue Financial (or any majority-owned subsidiary) and a 10% or more stockholder either:

•	be approved by holders of at least 80% of the total number of outstanding voting shares, voting as a single class, of Centrue;

•	be approved by at least two-thirds of the continuing board of directors, meaning persons serving prior to the 10% stockholder becoming a 10% stockholder, and be approved by holders of a majority of the total number of outstanding voting shares; or

•	meet certain price conditions, and be approved by holders of a majority of the total number of outstanding voting shares.
Amendment of Governing Documents
      UnionBancorp. Generally, UnionBancorp may amend it certificate of incorporation in the manner permitted by Delaware law. The Delaware General Corporation law provides that amendments to a corporation’s certificate must be approved by holders of a majority of the issued and outstanding shares of a corporation’s voting stock. However, amending certain provisions of UnionBancorp’s certificate of incorporation, relating to the powers and composition of the board of directors and the stockholder vote required to amend the certificate of incorporation or approve certain business combinations requires the affirmative vote of 70% of the outstanding shares, unless the amendment of such provision is approved by a majority vote of outstanding shares and the action has been approved by two-thirds of all directors, or unless the provision is applicable to a merger or consolidation of UnionBancorp with another corporation of which UnionBancorp is the owner at least 80% of the outstanding shares of each class of stock.
      UnionBancorp’s bylaws provide that they may be amended only in the manner provided for in the certificate of incorporation. Upon approval of the merger, UnionBancorp’s amended and restated certificate of incorporation will authorize the amendment of UnionBancorp’s bylaws by a majority of the board of directors. UnionBancorp’s bylaws provide that the bylaws may be amended in either of the following ways:

•	by holders of 66 2/3% of the outstanding shares of stock of UnionBancorp; or

•	by a vote of a majority of the board of directors.
      Centrue Financial. Centrue Financial’s certificate of incorporation may be amended in the manner prescribed by the Delaware General Corporation Law unless a proposed amendment is approved by a resolution of less than two-thirds of the number of directors, in which case the amendment must be approved by holders of at least 80% of the then-outstanding shares.
      Centrue Financial’s bylaws may be amended by a majority vote of the board of directors or the affirmative vote of holders of at least 80% of the then-outstanding shares.
Limitations on Director Liability
      UnionBancorp. The certificate of incorporation of UnionBancorp provides that no director will be liable to UnionBancorp or its stockholders for monetary damages for breach of fiduciary duty as a director, except:

•	for any breach of the director’s duty of loyalty to UnionBancorp or its stockholders;

•	for acts or omissions not in good faith that involve intentional misconduct or knowing violation of the law;

•	under Section 174 of the Delaware General Corporation Law, which relates to unlawful payment of dividends or unlawful stock purchase or redemption and expressly sets forth a negligence standard with respect to such liability; and

•	for any transaction from which the director derived any improper benefit.
      Centrue Financial. Centrue Financial’s certificate of incorporation provides that a director will not be personally liable to Centrue Financial or its stockholders for any breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty;

•	for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law, which relates to unlawful payment of dividends or unlawful stock purchase or redemption and expressly sets forth a negligence standard with respect to such liability; and

•	for any transaction from which the director derived an improper personal benefit.
      If the Delaware General Corporation Law is amended to further limit or eliminate the personal liability of directors, then the liability of directors of Centrue Financial will be limited or eliminated to the fullest extent permitted by the Delaware General Corporation Law as so amended.
Indemnification
      UnionBancorp. UnionBancorp’s bylaws provide indemnification generally consistent with Delaware Law. Under Delaware law, a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.
      UnionBancorp’s certificate of incorporation provides that UnionBancorp must indemnify all persons who it may indemnify pursuant to Section 145 of the Delaware General Corporation Law to the fullest extent permitted thereby.
      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling UnionBancorp under the provisions described above, UnionBancorp has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
      Centrue Financial. The certificate of incorporation of Centrue Financial provides that Centrue Financial must indemnify, to the fullest extent permitted by the Delaware General Corporation Law, but subject to the limits of federal law applicable to bank holding companies, any person made or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of Centrue Financial or is or was serving at Centrue Financial’s request as a director, officer, employee or agent of another corporation or other enterprise, against liabilities and expenses reasonably incurred or paid by such person in connection with any such action, suit or proceeding.
      Centrue Financial may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of Centrue Financial or another corporation or enterprise against any expense or loss, whether or not Centrue Financial would have the power to indemnify such person under the Delaware General Corporation Law.
      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Centrue Financial under the provisions described above, Centrue Financial has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Dissenters’ Rights
      UnionBancorp and Centrue. Under Section 262 of the Delaware General Corporation Law, stockholders of a Delaware corporation generally are entitled to dissent from a merger or consolidation and receive payment in cash of the fair value of their stock, as determined by the Delaware Court of Chancery. However, dissenters’ rights are not granted under Delaware law with respect to any transaction involving the sale, lease or exchange of substantially all of the assets of a corporation. In addition, dissenters’ rights are not available in certain circumstances with respect to shares of stock that are listed on a national securities exchange, such as the shares of UnionBancorp or Centrue Financial common stock. Neither UnionBancorp’s nor Centrue Financial’s certificate of incorporation and bylaws provide for any additional dissenters’ rights.
Rights Plan
      UnionBancorp. UnionBancorp’s Rights Agreement expired on August 4, 2006.
      Centrue Financial. The board of directors of Centrue Financial adopted a Rights Plan in 1999 which created one preferred share purchase right that is attached to each share of Centrue Financial common stock. Each right entitles the holder, under certain limited circumstances, to purchase from Centrue Financial one one-thousandth of a share of Series A Junior Participating preferred stock of Centrue Financial at a price of $95.00.
      Until the earlier to occur of: (a) 10 days following a public announcement that a person or group of affiliated persons (with certain exceptions, an “acquiring person”) has acquired beneficial ownership of 15% or more of the outstanding shares of common stock; or (b) 10 business days (or such later date as may be determined by action of the board of directors prior to such time as any person or group of affiliated persons becomes an acquiring person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the completion of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding shares of common stock (the earlier of such dates being called the “distribution date”), the rights will be evidenced, with respect to any common stock certificate outstanding as of the record date, by that common stock certificate together with a summary of rights.
      The rights are not exercisable until the distribution date. The rights will expire on May 11, 2009, unless the expiration date is advanced or extended or unless the rights are earlier redeemed or exchanged by Centrue Financial.
      Because of the nature of the preferred stock’s dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of preferred stock purchasable upon exercise of each right should approximate the value of one share of common stock.
      If any person or group of affiliated or associated persons becomes an acquiring person, each holder of a right, other than rights beneficially owned by the acquiring person (which will thereupon become void), will thereafter have the right to receive upon exercise of a right and the payment of $95.00 per right, that number of shares of common stock having a market value of $190.00.
      If after a person or group has become an acquiring person Centrue Financial is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provisions will be made so that each holder of a right (other than rights beneficially owned by an acquiring person, which will become void) will thereafter have the right to receive upon the exercise of a right and the payment of $95.00 per right, that number of shares of common stock of the person with whom Centrue Financial has engaged in the foregoing transaction (or its parent) that at the time of such transaction have a market value of $190.00.
      At any time after any person or group becomes an acquiring person and prior to the earlier of one of the events described in the previous paragraph or the acquisition by this acquiring person of 50% or more of the outstanding shares of common stock, the board of directors of Centrue Financial may exchange the rights (other than rights owned by acquiring person, which will become void), in whole or in part, for shares of common stock or preferred stock (or a series of Centrue Financial’s preferred stock having equivalent rights, preferences and privileges), at an exchange ratio of one share of common stock, or a fractional share of preferred stock (or other preferred stock) equivalent in value thereto, per right.
      With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in the purchase price. No fractional shares of preferred stock or common stock will be issued (other than fractions of preferred stock that are integral multiples of one one-thousandth of a share of preferred stock, which may, at the election of Centrue Financial, be evidenced by depositary receipts), and in lieu thereof an adjustment in cash will be made based on the current market price of the preferred stock or the common stock.
      At any time prior to the time an acquiring person becomes such, the board of directors of Centrue Financial may redeem the rights in whole, but not in part, at a price of $0.01 per right (the “redemption price”). Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.
      For so long as the rights are then redeemable, Centrue Financial may, except with respect to the redemption price, amend the rights agreement in any manner. After the rights are no longer redeemable, Centrue Financial may, except with respect to the redemption price, amend the rights agreement in any manner that does not adversely affect the interests of holders of the rights.
      Until a right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of Centrue Financial, including, without limitation, the right to vote or to receive dividends. Centrue Financial amended its right agreement immediately prior to the execution of the merger agreement in order to specifically exclude the merger from the terms of Centrue Financial’s rights plan.

Summary of Amendments to UnionBancorp’s Certificate of Incorporation
      General. By approving the merger agreement, UnionBancorp stockholders will also be approving and adopting the certificate of incorporation attached as Exhibit A to the merger agreement which provides for the following amendments to UnionBancorp’s current certificate of incorporation:

•	a change in UnionBancorp’s corporate name from UnionBancorp, Inc. to Centrue Financial Corporation;

•	an increase in the number of authorized shares of UnionBancorp common stock from 10 million to 15 million;

•	elimination of subsection (ii) of Article VI’s requirement that certain amendments to the bylaws be approved by a supermajority vote of the stockholders; and

•	elimination of Article XV of the certificate of incorporation which expressly adopted Section 203 of the Delaware General Corporation Law concerning business combinations with interested persons, which was described in detail above.
      Change in Corporate Name. By approving the merger agreement, UnionBancorp’s board of directors has approved a proposal to change UnionBancorp’s corporate name to Centrue Financial Corporation. Following the merger, the combined company will work on transforming the combined company (including its subsidiary bank) into the premier financial institution in the northern and central Illinois markets between Chicago and St. Louis. If the merger is approved and the name is changed, the combined company will also change the name of UnionBank to Centrue Bank.
      Increase in Authorized Common Stock. UnionBancorp is currently authorized to issue 10 million shares of common stock. As of September 22, 2006, the record date for the special meeting:

•	3,742,851 shares of UnionBancorp common stock were issued and outstanding;

•	385,214 shares of UnionBancorp common stock were reserved for issuance under UnionBancorp’s stock incentive plans;

•	2,698,655 shares of UnionBancorp common stock were reserved for issuance to Centrue Financial’s stockholders upon completion of the merger; and

•	955,142 shares were held in the treasury of UnionBancorp.

      Following the completion of the merger, 6,441,506 shares will be issued and outstanding, 385,214 shares will be reserved for issuance pursuant to UnionBancorp’s stock incentive plans, and 955,142 shares will be held in treasury. UnionBancorp also intends to reserve a sufficient number of shares for issuance upon exercise of the 204,800 Centrue Financial options currently outstanding. An increase in the number of authorized shares of UnionBancorp common stock is therefore not necessary so that UnionBancorp will have a sufficient number of shares available for issuance upon completion of the merger.
      The UnionBancorp board believes that the authorization of additional shares of UnionBancorp common stock is advisable to provide the combined company with the flexibility to issue additional shares of common stock through stock splits and stock dividends in appropriate circumstances, and to take advantage of opportunities to issue stock to raise additional capital to fund possible acquisitions or for other purposes. Currently there are no plans, understandings, agreements or arrangement concerning the issuance of additional shares of common stock, except for the shares to be issued (1) as a result of the merger and (2) upon the exercise of stock options.
      Uncommitted authorized but unissued shares of the combined company’s common stock may be issued from time to time to those persons and for consideration as the board of directors as then-comprised may determine, and holders of then-outstanding shares of common stock of the combined company may or may not be given the opportunity to vote with respect to the issuance, depending upon the nature of any transaction, applicable law, NASDAQ’s rules and regulations and the judgment of the combined company’s board regarding the submission of the issuance to a vote of the stockholders of the combined company.

      Elimination of Subsection (ii) of Article VI and Article XV. Currently, subsection (ii) of Article VI of UnionBancorp’s certificate of incorporation requires the affirmative vote of the holders of at least seventy percent of all shares of the corporation to amend Article II, Section 5 of the bylaws (referenced section does not exist), Sections 1, 2, and 3, of Article III (concerning “Place of Meetings,” “Annual Meetings”, and “Notice,” respectively), and Section 1 of Article VIII (concerning “Records”). The board believes that the provisions requiring a supermajority vote of the stockholders to amend these bylaws sections are not necessary.
      Likewise, the UnionBancorp board has proposed the elimination of Article XV of the certificate of incorporation which expressly adopts Section 203 of the Delaware General Corporation Law, which is described in detail above. Because UnionBancorp’s common stock is traded on the NASDAQ Global Market, by the terms of Section 203 itself, the statute applies to UnionBancorp. Therefore, the UnionBancorp board has determined that a provision expressly opting in to Section 203 is no longer necessary.
BUSINESS OF UNIONBANCORP
General
      UnionBancorp, a Delaware corporation, is a regional financial services organization based in Ottawa, Illinois, which wholly-owns one bank subsidiary. UnionBancorp serves customers at nineteen locations from the far western suburbs of the Chicago metropolitan area across central and northern Illinois, and offers banking, trust, insurance, investment and electronic services and products.
      UnionBancorp originally was formed in 1982 as the bank holding company for UnionBank, an Illinois state bank with its main office located in Streator, Illinois. UnionBancorp’s operating strategy is to provide customers with the business sophistication and breadth of products of a regional financial services company, while retaining the special attention to personal service and the local appeal of a community establishment. In each of UnionBancorp’s nineteen locations, customers have access to a wide range of products and services aimed at meeting the demands of a diverse market base. Geographically, UnionBancorp serves the financial needs of contiguous counties located in north central Illinois. In recent years, UnionBancorp has expanded its activities from north central Illinois into markets surrounding the Chicago metropolitan area, as well as into additional areas of northern Illinois. UnionBank offers a wide range of commercial and retail lending services to businesses and individuals, including, but not limited to, commercial business loans, commercial and residential real estate construction and mortgage loans, loan participations, consumer loans, revolving lines of credit and letters of credit.
      UnionBank makes direct and indirect installment loans to consumers and commercial customers, originates and services residential mortgages and handles the secondary marketing of those mortgages. Agricultural loans also play a role in UnionBancorp’s overall lending portfolio, although most of this lending activity is based in the north central portion of UnionBancorp’s market area. UnionBank also offers a full range of depository services including traditional savings, checking and money market accounts. Credit and debit cards, as well as home banking and bill pay options, target those customers who seek the convenience of electronic services. UnionBank’s financial services division provides a variety of additional financial solutions, namely trust and asset management alternatives, a full line of personal and commercial insurance products and personalized investment options. UnionBancorp continues to devote special attention to these financial services areas, as the demands of customers steadily move towards non-traditional financial offerings.
      At June 30, 2006, UnionBancorp reported, on a consolidated basis, total assets of approximately $657 million, deposits of approximately $523 million and stockholders’ equity of approximately $65 million. UnionBancorp’s address is 122 West Madison Street, Ottawa, Illinois 61350 and its telephone number is (815) 431-2720.
Properties
      At June 30, 2006, UnionBancorp operated 19 offices in Illinois. The principal offices of UnionBancorp are located in Ottawa, Illinois. All of UnionBancorp’s offices are owned by UnionBank and are not subject to any mortgage or material encumbrance, with the exception of two offices that are leased and are located in LaSalle County. UnionBancorp believes that its current facilities are adequate for its existing business.

Affiliate	Markets Served	Property/Type Location

UnionBancorp		Administrative Office: Ottawa, IL
UnionBank	Bureau, DeKalb, Grundy, Jo Daviess, Kane, Kendall, LaSalle, Livingston and Whiteside Counties	Main Office: Streator, IL Sixteen banking offices and three non-banking offices located in markets served.
      In addition to the banking locations listed above, UnionBank owns twenty automated teller machines, some of which are housed within banking offices and some of which are independently located.
      At June 30, 2006, the properties and equipment of UnionBancorp had an aggregate net book value of approximately $13.8 million.
Management’s Discussion and Analysis

Comparison of Operating Results for the Years Ended December 31, 2005, 2004, and 2003.
      The following discussion provides an analysis of the results of operations and financial condition of UnionBancorp and subsidiary for the three years ended December 31, 2005. Management’s discussion and analysis (MD&A) should be read in conjunction with “Selected Consolidated Financial Data,” the consolidated financial statements of UnionBancorp, and the accompanying notes thereto. Unless otherwise stated, all earnings per share data included in this section and throughout the remainder of this discussion are presented on a fully diluted basis. All financial information is in thousands (000’s), except per share data.
      Critical Accounting Policies and Estimates. Note 1 to our Consolidated Financial Statements for the year ended December 31, 2005 contains a summary of our significant accounting policies. Various elements of our accounting policies, by their nature, are inherently subject to estimation techniques, valuation assumptions and other subjective assessments. Our policy with respect to the methodologies used to determine the allowance for loan losses is our most critical accounting policy. The policy is important to the presentation of our financial condition and results of operations, and it involves a higher decree of complexity and requires management to make difficult and subjective judgments, which often require assumptions or estimates about highly uncertain matters. The use of different judgments, assumptions and estimates could result in material differences in our results of operations or financial condition.
      The following is a description of our critical accounting policy and an explanation of the methods and assumptions underlying its application.
      Allowance for Loan Losses: The allowance for loan losses represents management’s estimate of probable credit losses inherent in the loan portfolio. Estimating the amount of the allowance for loan losses requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. The loan portfolio also represents the largest asset type on the consolidated balance sheet. Loan losses are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for loan losses is charged to operations based on management’s periodic evaluation of the factors previously mentioned, as well as other pertinent factors.
      The allowance for loan losses is based on an estimation computed pursuant to the requirements of Financial Accounting Standards Board (“FASB”) Statement No. 5, “Accounting for Contingencies” and FASB Statements Nos. 114 and 118, “Accounting by Creditors for Impairment of a Loan,” the analysis of the allowance for loan losses consists of three components: (i) specific credit allocation established for expected losses resulting from analysis developed through specific credit allocations on individual loans for which the recorded investment in the loan exceeds its fair value; (ii) general portfolio allocation based on historical loan loss experience for each loan category; and (iii) subjective reserves based on general economic conditions as well as specific economic factors in markets in which UnionBancorp operates.
      The specific credit allocation component of the allowances for loan losses is based on an analysis of individual loans and historical loss experience for each loan category. The specific credit allocations are based on regular analysis of all loans over a fixed-dollar amount where the internal credit rating is at or below a predetermined classification. These analyses involve a high degree of judgment in estimating the amount of loss associated with specific loans, including estimating the amount and timing of future cash flows and collateral values.
      The general portfolio allocation component of the allowance for loan losses is determined statistically using a loss analysis that examines historical loan loss experience. The loss analysis is performed quarterly and loss factors are updated regularly based on actual experience. The general portfolio allocation element of the allowance for loan losses also includes consideration of the amounts necessary for concentrations and changes in portfolio mix and volume.
      There are many factors affecting the allowance for loan losses; some are quantitative while others require qualitative judgment. The process for determining the allowance (which management believes adequately considers all of the potential factors which might possibly result in credit losses) includes subjective elements and, therefore, may be susceptible to significant change. To the extent actual outcomes differs from management estimates, additional provision for credit losses could be required that could adversely affect Union’s earnings or financial position in future periods.
General
      UnionBancorp is a bank holding company organized under the laws of the State of Delaware. UnionBancorp derives most of its revenues and income from the banking operations of its bank subsidiary, but also derives revenue from the Financial Services Division of its bank subsidiary. UnionBancorp provides a full range of services to individual and corporate customers located in the north central and northwest Illinois areas. These services include demand, time, and savings deposits; lending; mortgage banking; insurance products; brokerage services; asset management; and trust services. UnionBancorp is subject to competition from other financial institutions, including banks, thrifts and credits unions, as well as nonfinancial institutions providing financial services. Additionally, UnionBancorp and UnionBank are subject to regulations of certain regulatory agencies and undergo periodic examinations by those regulatory agencies.
Results of Operations

Net Income
      2005 compared to 2004. Net income equaled $4,173 or $0.99 per diluted share for the year ended December 31, 2005 as compared to net income of $4,803 or $1.12 per diluted share for the year ended December 31, 2004. This represents a 13.1% decrease in net income and an 11.6% decrease in diluted per share earnings in the current fiscal year over fiscal 2004.
      Union’s annual results were lower in 2005 versus 2004 due to the $1,700 net gain on sale (after allocating a portion of the intangible assets and goodwill, taxes and applicable expenses) associated with Union’s divestiture of five western Illinois sales and service center locations recorded in the third quarter of 2004. Also contributing to the change were volume related decreases in net interest income and other fee based revenue largely related to the sale of the West region. Positively impacted earnings were decreases in the provision for loan losses due to continued improvement in asset quality levels and volume related decreases in noninterest expense categories due to the sale of the West region.
      Return on average assets was 0.63% for the year ended December 31, 2005 compared to 0.65% for the same period in 2004. Return on average stockholders’ equity was 6.06% for the year ended December 31, 2005 compared to 7.06% for the same period in 2004.

      2004 compared to 2003. Net income equaled $4,803 or $1.12 per diluted share for the year ended December 31, 2004 as compared to net income of $2,130 or $0.48 per diluted share for the year ended December 31, 2003. This represents a 125.5% increase in net income and a 133.3% increase in diluted per share earnings in the current fiscal year over fiscal 2003.
      Union’s annual results were positively impacted by the net gain on sale (after allocating a portion of the intangible assets and goodwill, taxes and applicable expenses) and volume related decreases in most noninterest expense categories as a result of the sale of the West region. Also contributing to the improvement in net income was a decrease in the provision for loan losses and gains taken in as a result of the sale of its credit card portfolio and one additional branch office. These positive variances were partially offset by decreases in mortgage banking revenue due to the slowdown in refinancing opportunities and volume related decreases in net interest income and other fee based revenue due to the sale of the West region’s branches.
      Return on average assets was 0.65% for the year ended December 31, 2004 compared to 0.28% for the same period in 2003. Return on average stockholders’ equity was 7.06% for the year ended December 31, 2004 compared to 3.16% for the same period in 2003.

Net Interest Income/ Margin
      Net interest income is the difference between income earned on interest-earning assets and the interest expense incurred for the funding sources used to finance these assets. Changes in net interest income generally occur due to fluctuations in the volume of earning assets and paying liabilities and rates earned and paid, respectively, on those assets and liabilities. The net yield on total interest-earning assets, also referred to as net interest margin, represents net interest income divided by average interest-earning assets. Net interest margin measures how efficiently UnionBancorp uses its earning assets and underlying capital. Union’s long-term objective is to manage those assets and liabilities to provide the largest possible amount of income while balancing interest rate, credit, liquidity and capital risks. For purposes of this discussion, both net interest income and margin have been adjusted to a fully tax equivalent basis for certain tax-exempt securities and loans.
      2005 compared to 2004. Net interest income, on a tax equivalent basis, was $21,587 for the year ended December 31, 2005, compared with $22,376 earned during the same period in 2004. This represented a decrease of $789 or 3.5%. The decrease in net interest income is attributable to the year-over-year reduction of income earned on interest earning assets totaling $328 combined with the year-over-year increase of interest expense paid on interest bearing liabilities totaling $461.
      The $328 reduction in interest income resulted from a decrease of $3,748 related to volume partially offset by $3,420 improvement due to rates. The majority of the change in interest income was related to a decline in the average loan balance caused by the sale of the West region as well as the loan portfolio declining due to normal paydowns, softening of loan demand, and exiting of high-balance, high-risk credits from portfolio. This loss in volume overcame a 44 basis point increase in yields earned on average loans.
      The $461 increase in interest expense resulted from an increase of $2,055 associated with rate partially offset by a $1,594 decrease due to volume. The majority of the change was attributable to a 34 basis point increase in rates paid on deposits due to the higher interest rate environment. This increase was slightly offset by the lower expense caused by a decline in average deposit balances related to the sale of the West region’s branches.
      The net interest margin increased 22 basis points to 3.56% for the year ended December 31, 2005 from 3.34% during the same period in 2004. The increase resulted primarily from the result of the overall rising interest rate environment and a more disciplined approach to pricing.

      2004 compared to 2003. Net interest income, on a tax equivalent basis, was $22,376 for the year ended December 31, 2004, compared with $26,066 earned during the same period in 2003. This represented a decrease of $3,690 or 14.2%. The decrease in net interest income is attributable to the year-over-year reduction of income earned on interest earning assets totaling $6,336 exceeding the year-over-year reduction of interest expense paid on interest bearing liabilities totaling $2,646.
      The $6,336 reduction in interest income resulted from decreases of $3,756 related to rate and $2,580 due to volume. The majority of the change in interest income was related to a 60 basis point decline in yields earned on average loans as competitive pricing on new and refinanced loans put downward pressure on loan yields. Also contributing to the decrease was a decline in average loan balances due to the sale of the West region.
      The $2,646 reduction in interest expense resulted from decreases of $1,633 associated with rate and $1,013 associated with volume. The majority of the change was attributable to a reduction in rates paid on time deposits due to the repricing of maturing time deposits at a lower rate. Also contributing to the decrease was a decline in average loan balances due to the sale of the West region.
      The net interest margin decreased 31 basis points to 3.34% for the year ended December 31, 2004 from 3.65% during the same period in 2003. The decline resulted primarily from a decrease in yields earned on average loans as competitive pricing on new and refinanced loans, as well as the repricing of variable rate loans in a relative lower interest rate environment, put downward pressure on loan yields.

      The following table sets forth for each category of interest-earning assets and interest-bearing liabilities the average amounts outstanding, the interest earned or paid on such amounts, and the average rate paid during 2004, 2003 and 2002. The table also sets forth the average rate earned on all interest-earning assets, the average rate paid on all interest-bearing liabilities, and the net yield on average interest-earning assets for the same period. For purposes of this discussion, both net interest income and margin have been adjusted to a fully tax equivalent basis for certain tax-exempt securities and loans.
AVERAGE BALANCE SHEET
AND ANALYSIS OF NET INTEREST INCOME

	For the Years Ended December 31,

	2005			2004			2003

		Interest			Interest			Interest
	Average	Income/	Average	Average	Income/	Average	Average	Income/	Average
	Balance	Expense	Rate	Balance	Expense	Rate	Balance	Expense	Rate

ASSETS
Interest-earning assets
Interest-earning deposits	$147	$7	4.65%	$137	$2	1.46%	$237	$5	2.11%
Securities(1)
Taxable	169,468	6,331	3.73	192,835	5,925	3.06	196,195	6,805	3.47
Nontaxable(2)	21,076	1,504	7.14	26,066	1,848	7.07	31,239	2,323	7.44

Total securities (tax equivalent)	190,544	7,835	4.11	218,901	7,773	3.54	227,434	9,128	4.01

Federal funds sold	3,785	115	3.23	3,433	46	1.39	4,442	50	1.13

Loans(3)(4)
Commercial	117,571	8,131	6.92	130,436	7,467	5.71	133,543	8,148	6.10
Real estate	277,267	17,640	6.36	286,280	17,499	6.10	303,777	20,373	6.71
Installment and other	16,945	1,571	9.27	30,889	2,840	9.17	45,023	4,259	9.46

Gross loans (tax equivalent)	411,783	27,342	6.64	447,605	27,806	6.20	482,343	32,780	6.80

Total interest-earning assets	606,259	35,299	5.82	670,076	35,627	5.30	714,456	41,963	5.87

Noninterest-earning assets
Cash and cash equivalents	18,874			21,497			21,735
Premises and equipment, net	13,782			15,533			14,923
Other assets	24,138			24,879			30,604

Total non-interest-earning assets	56,794			61,909			67,262

Total assets	$663,053			$731,985			$781,718

LIABILITIES AND STOCKHOLDERS’ EQUITY

Interest-bearing liabilities
NOW accounts	$72,722	$915	1.26%	$57,887	$319	0.55%	$53,917	$295	0.55%
Money market accounts	59,160	1,080	1.83	94,074	1,166	1.24	109,700	1,544	1.41
Savings deposits	42,122	212	0.50	47,337	265	0.56	49,334	373	0.76
Time $100,000 and over	148,238	4,522	3.05	148,701	3,836	2.57	157,824	4,703	2.98
Other time deposits	136,745	4,181	3.06	156,198	4,323	2.76	174,921	5,538	3.17
Federal funds purchased and repurchase agreements	6,243	197	3.16	5,099	98	1.92	6,776	122	1.80
Advances from FHLB	54,571	2,128	3.91	70,359	2,887	4.09	70,019	2,997	4.28
Notes payable	9,176	477	5.20	8,033	357	4.43	7,912	325	4.11

Total interest-bearing liabilities	528,977	13,712	2.59	587,688	13,251	2.25	630,403	15,897	2.52

Noninterest-bearing liabilities
Non-interest-bearing deposits	61,040			71,912			74,855
Other liabilities	4,133			4,503			7,084

Total non-interest-bearing liabilities	65,173			76,415			81,939

Stockholders’ equity	68,903			67,882			69,376

Total liabilities and stockholders’ equity	$663,053			$731,985			$781,718

Net interest income (tax equivalent)		$21,587			$22,376			$26,066

Net interest income (tax equivalent) to total earning assets			3.56%			3.34%			3.65%

Interest-bearing liabilities to earning assets	87.25%			87.70%			88.24%

(1)	Average balance and average rate on securities classified as available-for-sale are based on historical amortized cost balances.

(2)	Interest income and average rate on non-taxable securities are reflected on a tax equivalent basis based upon a statutory federal income tax rate of 34%.

(3)	Nonaccrual loans are included in the average balances.

(4)	Overdraft loans are excluded in the average balances.
      Union’s net interest income is affected by changes in the amount and mix of interest-earning assets and interest-bearing liabilities, referred to as “volume change.” It is also affected by changes in yields earned on interest-earning assets and rates paid on interest-bearing deposits and other borrowed funds referred to as “rate change.” The following table reflects the changes in net interest income stemming from changes in interest rates and from asset and liability volume, including mix. Any variance attributable jointly to volume and rate changes is allocated to the volume and rate variances in proportion to the relationship of the absolute dollar amount of the change in each.
RATE/ VOLUME ANALYSIS OF
NET INTEREST INCOME

				For the Years Ended December 31,

	2005 Compared to 2004			2004 Compared to 2003

	Change Due to			Change Due to

	Volume	Rate	Net	Volume	Rate	Net

Interest income:
Interest-earning deposits	$—	$5	$5	$(2)	$(1)	$(3)
Investment securities:
Taxable	(778)	1,184	406	(110)	(770)	(880)
Nontaxable	(310)	(34)	(344)	(219)	(256)	(475)
Federal funds sold	5	65	69	(14)	10	(2)
Loans	(2,664)	2,200	(464)	(2,235)	(2,739)	(4,974)

Total interest income	(3,748)	3,420	(328)	(2,580)	(3,756)	(6,334)

Interest expense:
NOW accounts	99	497	596	24	—	24
Money market accounts	(524)	438	(86)	(205)	(173)	(378)
Savings deposits	(27)	(26)	(53)	(14)	(94)	(108)
Time, $100,000 and over	(12)	698	686	(256)	(611)	(867)
Other time	(576)	434	(142)	(550)	(665)	(1,215)
Federal funds purchased and repurchase agreements	26	73	99	(32)	8	(24)
Advances from FHLB	(634)	(125)	(759)	15	(125)	(110)
AG & Comm Participations	—	—	—	—	—	—
Notes payable	54	66	120	5	27	32

Total interest expense	(1,594)	2,055	461	(1,013)	(1,633)	(2,646)

Net interest income	$(2,154)	$1,365	$(789)	$(1,567)	$(2,123)	$(3,690)

      Provision for Loan Losses. The amount of the provision for loan losses is based on management’s evaluations of the loan portfolio, with particular attention directed toward nonperforming, impaired and other potential problem loans. During these evaluations, consideration is also given to such factors as management’s evaluation of specific loans, the level and composition of impaired loans, other nonperforming loans, other identified potential problem loans, historical loss experience, results of examinations by regulatory agencies, results of the independent asset quality review process, the market value of collateral, the estimate of discounted cash flows, the strength and availability of guarantees, concentrations of credits, and various other factors, including concentration of credit risk in various industries and current economic conditions.
      2005 compared to 2004. The 2005 provision for loan losses charged to operating expense totaled $250, a decrease of $1,674 in comparison to the $1,924 recorded during the same period for 2004. The decrease in the provision for loan losses was due to the continued improvement in the management of the nonperforming and action/watch list loans from year-end 2004 to year-end 2005, including improved problem asset identification. Furthermore, this was positively impacted by loan resolutions, either through charge-off of nonbankable assets or through successful workout strategies that were executed throughout 2005. Net charge-offs for the year ended December 31, 2005 were $1,620 compared with $1,029 in the same period of 2004. Annualized net charge-offs increased to 0.39% of average loans for 2005 compared to 0.23% in the same period in 2004.
      Management remains watchful of credit quality issues. Should the economic climate deteriorate from current levels, borrowers may experience difficulty, and the level of nonperforming loans, charge-offs and delinquencies could rise and require further increases in the provision.
      2004 compared to 2003. The 2004 provision for loan losses charged to operating expense totaled $1,924, a decrease of $6,312 in comparison to the $8,236 recorded during the same period for 2003. The decrease in the provision for loan losses was due to an improvement in nonperforming and action/watch list loans from year-end 2003 to year-end 2004, as well as resolutions, either through charge-off of nonbankable assets or through successful workout strategies that were executed throughout 2004. Union’s 2003 provisions were largely attributable to the deterioration of two impaired commercial credits identified in Union’s 10-Q report filed for the quarter ended June 20, 2003. As a result of the deterioration of these two loan relationships, UnionBancorp specifically provided $3,500 to its allowance for loan losses during the third quarter of 2003 for the losses incurred on these two credits. Net charge-offs for the year ended December 31, 2004 were $1,029 compared with $5,675 in the same period of 2003. Annualized net charge-offs decreased to 0.23% of average loans for 2004 compared to 1.18% in the same period in 2003.
      Noninterest Income. Noninterest income consists of a wide variety of fee-based revenues from bank-related service charges on deposits and mortgage revenues. Also included in this category are revenues generated by Union’s insurance, brokerage, trust and asset management services as well as increases in cash surrender value on bank-owned life insurance. The following table summarizes Union’s noninterest income:
NONINTEREST INCOME

	Years Ended December 31,

	2005	2004	2003

	(Dollars in thousands)
Service charges	$1,996	$2,866	$3,090
Merchant fee income	—	56	60
Trust income	811	740	701
Mortgage banking income	1,350	2,020	3,947
Insurance commissions and fees	1,818	2,234	2,318
Bank owned life insurance (BOLI)	545	573	681
Securities gains (losses), net	(79)	123	281
Gain on sale of assets	4	4,263	—
Other income	1,157	1,227	2,141

Total noninterest income	$7,602	$14,102	$13,719

      2005 compared to 2004. Noninterest income totaled $7,602 for the year ended December 31, 2005, as compared to $14,102 for the same timeframe in 2004. This represented a decrease of $6,500 or 46.1% in 2005 over the prior period. Excluding net securities gains and the gains on sale of branches and Union’s credit card portfolio, noninterest income shows a year-over-year decrease of $2,039 or 21.0%.
      Excluding net securities gains and gains on sale of the branches and the credit card portfolio, the decrease in noninterest income was related to a $670 decline in mortgage banking income, an $870 decrease in service charges and $416 decline in insurance commissions. Decreases in service charges and other fee based revenue were largely due to volume associated with the sale of the West region’s branches in 2004. The decrease in insurance commission fees was due to account retention issues and lower than anticipated new account production. The remaining categories remained relatively stable with only slight year-over-year changes.
      Mortgage banking income, which includes gains generated from the sale of loans and net servicing revenue (after amortization of mortgage servicing rights), was lower in 2005 due to a decrease in mortgage origination volume slightly offset by an increase in revenue generated by the servicing rights portfolio due to the slowdown in refinancing activity.
      2004 compared to 2003. Noninterest income totaled $14,102 for the year ended December 31, 2004, as compared to $13,719 for the same timeframe in 2003. This represented an increase of $383 or 2.8% in 2004 over the prior period. Excluding net securities gains and the gains on sale of the West region, Union’s credit card portfolio and Blandinsville, noninterest income shows a year-over-year decrease of $3,722 or 27.7%.
      Excluding net securities gains and gains on sale of the West region, Blandinsville and the credit card portfolio, the majority of the change to noninterest income was related to a $1,927 decline in mortgage banking income. Mortgage banking income, which includes gains generated from the sale of loans and net servicing revenue (after amortization of mortgage servicing rights), was lower in 2004 due to a decrease in mortgage origination volume partially offset by an increase in revenue generated by the servicing rights portfolio due to the slowdown in refinancing activity.
      Also contributing to the change was a decrease in merchant fee income due to the sale of the credit card portfolio and volume related decreases in service charges, nsf fees, and other fee based revenue related to the sale of the West region. The remaining categories remained relatively stable with only slight year-over-year changes.
      Noninterest Expense. Noninterest expense is comprised primarily of compensation and employee benefits, occupancy and other operating expense. The following table summarizes Union’s noninterest expense:
NONINTEREST EXPENSE

	Years Ended December 31,

	2005	2004	2003

	(Dollars in thousands)
Salaries and employee benefits	$13,789	$15,410	$16,020
Occupancy expense, net	1,571	2,461	2,138
Furniture and equipment expenses	1,935	2,215	2,094
Marketing	496	615	709
Supplies and printing	359	435	541
Telephone	430	546	874
Other real estate expense	59	8	178
Amortization of intangible assets	170	337	247
Other expense	4,156	4,954	5,806

Total noninterest expense	$22,965	$26,981	$28,607

      2005 compared to 2004. Noninterest expense totaled $22,965 for the year ended December 31, 2005, as compared to $26,981 for the same timeframe in 2004. This represented a decrease of $4,016 or 14.9% in 2005 from 2004. Approximately 40% of the improvement in noninterest expense levels was due to $1,621 in cost savings from salaries and employee benefits expense related to the sale of the West region’s branches. Also contributing to the change were volume related decreases in occupancy expense of $890, furniture and equipment of $280 and other expense of $798 related to the branch sales in 2004.
      2004 compared to 2003. Noninterest expense totaled $26,981 for the year ended December 31, 2004, as compared to $28,607 for the same timeframe in 2003. This represented a decrease of $1,626 or 5.7% in 2004 from 2003. A majority of the savings in noninterest expense was due to $724 in cost savings associated with the divestiture of the credit card portfolio (included in other expenses) and a $610 decline in salaries and employee benefits expense due to the sale of the West region and other reductions in staffing levels. Also contributing to the change were decreases in telephone costs related to the reduction of the number of data lines utilized in Union’s infrastructure and savings in other real estate expense related to the resolution of certain other real estate properties.
      These cost savings were partially offset by increases in occupancy and equipment expense related to a full year of expenses from our Yorkville branch that was opened in December of 2003 and the write-down of one of Union’s sales and service center buildings in association with its anticipated closing. The remaining categories remained relatively stable with only slight year-over-year changes.
      Applicable Income Taxes. Income tax expense for the periods included benefits for tax-exempt income, tax-advantaged investments and general business tax credits offset by the effect of nondeductible expenses. The following table shows Union’s income before income taxes, as well as applicable income taxes and the effective tax rate for each of the past three years:

	Years Ended December 31,

	2005	2004	2003

Income before income taxes	$5,372	$6,859	$2,001
Applicable income taxes	1,199	2,056	(129)
Effective tax rates	22.3%	30.0%	(6.45)%
      UnionBancorp recorded income tax expense of $1,199 and $2,056 for 2005 and 2004, respectively. Effective tax rates equaled 22.3% and 30.0% respectively, for such periods. During the second quarter of 2005, UnionBancorp recorded a $251 reduction in state income taxes due to the receipt of a tax refund related to amended tax returns outstanding from prior years. Excluding this refund, the effective tax rate would have been 27.0%.
      Union’s effective tax rate was lower than statutory rates due to several factors. First, UnionBancorp derives interest income from municipal securities and loans, which are exempt from federal tax and certain U.S. government agency securities, which are exempt from Illinois State tax. Second, the level of tax-exempt income has increased as a percentage of taxable income. Third, state income taxes were lower due to a refund from amended tax returns for prior years. Finally, UnionBancorp has reduced tax expense through various tax planning initiatives.
      Preferred Stock Dividends. UnionBancorp paid $207 of preferred stock dividends in 2005, $207 of preferred stock dividends in 2004 and $193 of preferred stock dividends in 2003.

Interest Rate Sensitivity Management
      The business of UnionBancorp and the composition of its balance sheet consist of investments in interest-earning assets (primarily loans and securities) which are primarily funded by interest-bearing liabilities (deposits and borrowings). All of the financial instruments of UnionBancorp are for other than trading purposes. Such financial instruments have varying levels of sensitivity to changes in market rates of interest. The operating income and net income of UnionBank depends, to a substantial extent, on “rate differentials,” i.e., the differences between the income UnionBank receives from loans, securities, and other earning assets and the interest expense they pay to obtain deposits and other liabilities. These rates are highly sensitive to many factors that are beyond the control of UnionBank, including general economic conditions and the policies of various governmental and regulatory authorities.

      UnionBancorp measures its overall interest rate sensitivity through a net interest income analysis. The net interest income analysis measures the change in net interest income in the event of hypothetical changes in interest rates. This analysis assesses the risk of changes in net interest income in the event of a sudden and sustained 100 to 200 basis point increase in market interest rates or a 100 to 200 basis point decrease in market rates. The interest rates scenarios are used for analytical purposes and do not necessarily represent management’s view of future market movements.
      The tables below present Union’s projected changes in net interest income for 2005 and 2004 for the various rate shock levels.

	Net Interest Income

December 31, 2005	Amount	Change	Change

	(Dollars in thousands)
+200 bp	$23,043	$959	4.34%
+100 bp	22,629	545	2.47
Base	22,084	—	—
–100 bp	21,314	(770)	(3.49)
–200 bp	19,744	(2,340)	(10.59)
      Based on Union’s model at December 31, 2005, the effect of an immediate 200 basis point increase in interest rates would increase Union’s net interest income by 4.34% or approximately $959. The effect of an immediate 200 basis point decrease in rates would decrease Union’s net interest income by $2,340 or 10.59%.

	Net Interest Income

December 31, 2004	Amount	Change	Change

	(Dollars in thousands)
+200 bp	$21,070	$996	4.96%
+100 bp	20,635	560	2.79
Base	20,074	—	—
–100 bp	19,048	(1,026)	(5.11)
–200 bp	17,559	(2,516)	(12.53)
      Based on Union’s model at December 31, 2004, the effect of an immediate 200 basis point increase in interest rates would increase Union’s net interest income by 4.96% or approximately $996. However, if this had been presented the impact of a 200 basis point reduction would have been a decrease of $2,516 or 12.53% to net interest income.

Financial Condition
      General. As of December 31, 2005, UnionBancorp had total assets of $676,222, gross loans of $417,525, total deposits of $543,841, and total stockholders’ equity of $66,075. Total assets as of December 31, 2005 increased by $6,676 or 1.0% from year-end 2004. Total gross loans as of December 31, 2005 decreased $1,750 or 0.4% from year-end 2004. Total deposits as of December 31, 2005 increased by $31,364 or 6.1% from year-end 2004.
      Loans and Asset Quality. UnionBancorp offers a broad range of products, including agribusiness, commercial, residential, and installment loans, designed to meet the credit needs of its borrowers. Union’s loans are diversified by borrower and industry group.

      The following table describes the composition of loans by major categories outstanding:
LOAN PORTFOLIO

	Aggregate Principal Amount
	December 31,

	2005	2004	2003	2002	2001

	(Dollars in Thousands)
Commercial	$91,537	$91,941	$105,767	$100,189	$107,382
Agricultural	26,694	28,718	33,766	36,467	40,563
Real estate:
Commercial mortgages	126,503	129,597	134,985	147,253	150,878
Construction	68,508	38,882	30,674	24,486	23,676
Agricultural	33,033	30,601	37,092	34,688	34,611
1-4 family mortgages	57,920	77,566	94,163	87,411	94,368
Installment	12,747	21,502	37,415	49,949	50,961
Other	583	468	2,950	2,786	2,529

Total loans	417,525	419,275	476,812	483,229	504,968
Allowance for loan losses	(8,362)	(9,732)	(9,011)	(6,450)	(6,295)

Loans, net	$409,163	$409,543	$467,801	$476,779	$498,673

	Aggregate Principal Amount
	Percentage of Total Loan Portfolio
	December 31,

	2005	2004	2003	2002	2001

Commercial	21.92%	21.93%	22.18%	20.73%	21.27%
Agricultural	6.39	6.85	7.08	7.55	8.03
Real estate:
Commercial mortgages	30.31	30.91	28.31	30.47	29.88
Construction	16.41	9.27	6.43	5.07	4.69
Agricultural	7.91	7.30	7.78	7.18	6.85
1-4 family mortgages	13.87	18.50	19.75	18.08	18.69
Installment	3.05	5.13	7.85	10.34	10.09
Other loans	0.14	0.11	0.62	0.58	0.50

Gross loans	100.00%	100.00%	100.00%	100.00%	100.00%

      As of December 31, 2005 and 2004, commitments of UnionBank (and its predecessors) under standby letters of credit and unused lines of credit totaled approximately $87,510 and $94,346, respectively.

      Stated loan maturities (including rate loans reset to market interest rates) of the total loan portfolio, net of unearned income, at December 31, 2005 were as follows:
STATED LOAN MATURITIES(1)

	Within	1 to	After
	1 Year	5 Years	5 Years	Total

	(Dollars in thousands)
Commercial	$76,006	$14,475	$1,056	$91,537
Agricultural	20,624	5,880	190	26,694
Real estate	153,568	114,406	18,178	286,152
Installment	6,036	7,010	96	13,142

Total	$256,234	$141,771	$19,520	$417,525

(1)	Maturities based upon contractual maturity dates
      The maturities presented above are based upon contractual maturities. Many of these loans are made on a short-term basis with the possibility of renewal at time of maturity. All loans, however, are reviewed on a continuous basis for creditworthiness.
      Rate sensitivities of the total loan portfolio, net of unearned income, at December 31, 2005 were as follows:
LOAN REPRICING

	Within	1 to	After
	1 Year	5 Years	5 Years	Total

	(Dollars in thousands)
Fixed rate	$54,226	$54,933	$15,501	$124,660
Variable rate	201,334	86,135	2,314	289,783
Nonaccrual	674	703	1,705	3,082

Total	$256,234	$141,771	$19,520	$417,525

      Nonperforming Assets. Union’s financial statements are prepared on the accrual basis of accounting, including the recognition of interest income on its loan portfolio, unless a loan is placed on nonaccrual status. Loans are placed on nonaccrual status when there are serious doubts regarding the collectibility of all principal and interest due under the terms of the loans. Amounts received on nonaccrual loans generally are applied first to principal and then to interest after all principal has been collected. It is the policy of UnionBancorp not to renegotiate the terms of a loan because of a delinquent status. Rather, a loan is generally transferred to nonaccrual status if it is not in the process of collection and is delinquent in payment of either principal or interest beyond 90 days. Loans which are 90 days delinquent but are well secured and in the process of collection are not included in nonperforming assets. Other nonperforming assets consist of real estate acquired through loan foreclosures or other workout situations and other assets acquired through repossessions.
      The classification of a loan as nonaccrual does not necessarily indicate that the principal is uncollectible, in whole or in part. UnionBank makes a determination as to collectibility on a case-by-case basis. UnionBank considers both the adequacy of the collateral and the other resources of the borrower in determining the steps to be taken to collect nonaccrual loans. The final determination as to the steps taken is made based upon the specific facts of each situation. Alternatives that are typically considered to collect nonaccrual loans are foreclosure, collection under guarantees, loan restructuring, or judicial collection actions.
      Each of Union’s loans is assigned a rating based upon an internally developed grading system. A separate credit administration department also reviews grade assignments on an ongoing basis. Management continuously monitors nonperforming, impaired, and past due loans to prevent further deterioration of these loans.

UnionBancorp has an independent loan review function which is separate from the lending function and is responsible for the review of new and existing loans.
      The following table sets forth a summary of nonperforming assets:
NONPERFORMING ASSETS

	December 31,

	2005	2004	2003	2002	2001

	(Dollars in thousands)
Nonaccrual loans	$3,082	$3,649	$8,149	$3,931	$7,259
Loans 90 days past due and still accruing interest	922	553	328	829	1,616

Total nonperforming loans	4,004	4,202	8,477	4,760	8,875
Other real estate owned	203	420	227	1,557	1,886

Total nonperforming assets	$4,207	$4,622	$8,704	$6,317	$10,761

Nonperforming loans to total loans	0.96%	1.00%	1.78%	0.99%	1.76%
Nonperforming assets to total loans	1.01	1.10	1.83	1.31	2.13
Nonperforming assets to total assets	0.62	0.69	1.10	0.80	1.44
      The level of nonperforming loans at December 31, 2005 decreased to $4,004 versus the $4,202 that existed as of December 31, 2004. The level of nonperforming loans to total end of period loans was 0.96% at December 31, 2005, as compared to 1.00% at December 31, 2004. The reserve coverage ratio (allowance to nonperforming loans) was reported at 208.84% as of December 31, 2005 as compared to 231.6% as of December 31, 2004.
      Subsequent to December 31, 2005, a loan relationship that was classified as impaired as of year end paid off. The loan relationship had an outstanding balance of $4,400 and Union’s allowance for loan loss calculation had a specific reserve allocation of $1,500 on this relationship as of year end.
      Other Potential Problem Loans. UnionBancorp has other potential problem loans that are currently performing and do not meet the criteria for impairment, but where some concern exists. Excluding nonperforming loans and loans that management has classified as impaired, these other potential problem loans totaled $2,879 at December 31, 2005 as compared to $4,570 at December 31, 2004. The classification of these loans, however, does not imply that management expects losses on each of these loans. Rather, management believes that a higher level of scrutiny and close monitoring is prudent under the circumstances. Such classifications relate to specific concerns for each individual borrower and do not relate to any concentration risk common to all loans in this group.
      The following table sets forth a summary of other real estate owned and other collateral acquired at December 31, 2005:
OTHER REAL ESTATE OWNED

	Number	Net Book
	of	Carrying
	Parcels	Value

	(Dollars in thousands)
Developed property	1	$47
Vacant land or unsold lots	2	156

Total other real estate owned	3	$203

      Allowance for Loan Losses. At December 31, 2005, the allowance for loan losses was $8,362 or 2.00% of total loans as compared to $9,732 or 2.32% at December 31, 2004. In originating loans, UnionBancorp recognizes that credit losses will be experienced and the risk of loss will vary with, among other things: general economic conditions; the type of loan being made; the creditworthiness of the borrower over the term of the loan; and, in the case of a collateralized loan, the quality of the collateral for such a loan. The allowance for loan losses represents Union’s estimate of the allowance necessary to provide for probable incurred losses in the loan portfolio. In making this determination, UnionBancorp analyzes the ultimate collectibility of the loans in its portfolio, feedback provided by internal loan staff, the independent loan review function, and information provided by examinations performed by regulatory agencies. UnionBancorp makes an ongoing evaluation as to the adequacy of the allowance for loan losses.
      On a quarterly basis, management reviews the adequacy of the allowance for loan losses. Commercial credits are graded by the loan officers and the loan review function validates the officers’ grades. In the event that the loan review function downgrades the loan, it is included in the allowance analysis at the lower grade. The grading system is in compliance with the regulatory classifications and the allowance is allocated to the loans based on the regulatory grading, except in instances where there are known differences (i.e., collateral value is nominal, etc.). To establish the appropriate level of the allowance, a sample of loans (including impaired and nonperforming loans) are reviewed and classified as to potential loss exposure.
      Based on an estimation computed pursuant to the requirements of Financial Accounting Standards Board (“FASB”) Statement No. 5, “Accounting for Contingencies,” and FASB Statements Nos. 114 and 118, “Accounting by Creditors for Impairment of a Loan,” the analysis of the allowance for loan losses consists of three components: (i) specific credit allocation established for expected losses resulting from analysis developed through specific credit allocations on individual loans for which the recorded investment in the loan exceeds its fair value; (ii) general portfolio allocation based on historical loan loss experience for each loan category; and (iii) subjective reserves based on general economic conditions as well as specific economic factors in the markets in which UnionBancorp operates.
      The specific credit allocation component of the allowance for loan losses is based on a regular analysis of loans over a fixed-dollar amount where the internal credit rating is at or below a predetermined classification. The fair value of the loan is determined based on either the present value of expected future cash flows discounted at the loan’s effective interest rate, the market price of the loan, or, if the loan is collateral dependent, the fair value of the underlying collateral less cost of sale.
      The general portfolio allocation component of the allowance for loan losses is determined statistically using a loss analysis that examines historical loan loss experience. The loss analysis is performed quarterly and loss factors are updated regularly based on actual experience. The general portfolio allocation element of the allowance for loan losses also includes consideration of the amounts necessary for concentrations and changes in portfolio mix and volume.
      The allowance for loan losses is based on estimates, and ultimate losses will vary from current estimates. These estimates are reviewed quarterly, and as adjustments, either positive or negative, become necessary, a corresponding increase or decrease is made in the provision for loan losses. The composition of the loan portfolio has not significantly changed since year-end 2003. The methodology used to determine the adequacy of the allowance for loan losses is consistent with prior years, and there were no reallocations.
      Management remains watchful of credit quality issues. Should the economic climate deteriorate from current levels, borrowers may experience difficulty, and the level of nonperforming loans, charge-offs and delinquencies could rise and require further increases in the provision.

      The following table presents a detailed analysis of Union’s allowance for loan losses:
ALLOWANCE FOR LOAN LOSSES

	December 31,

	2005	2004	2003	2002	2001

	(Dollars in thousands)
Beginning balance	$9,732	$9,011	$6,450	$6,295	$6,414
Charge-offs:
Commercial	342	1,497	4,791	2,561	3,202
Real estate mortgages	1,611	389	626	683	977
Installment and other loans	367	578	812	634	496

Total charge-offs	2,320	2,464	6,229	3,878	4,675

Recoveries:
Commercial	394	1,021	415	354	312
Real estate mortgages	208	230	46	41	10
Installment and other loans	98	184	93	64	73

Total recoveries	700	1,435	554	459	395

Net charge-offs	1,620	1,029	5,675	3,419	4,280

Provision for loan losses	250	1,924	8,236	3,574	4,161
Reduction due to sale of loans	—	174	—	—	—
Ending balance	$8,362	$9,732	$9,011	$6,450	$6,295

Period end total loans	$417,525	$419,275	$476,812	$483,229	$504,968

Average loans	$411,783	$447,605	$482,343	$490,360	$504,648

Ratio of net charge-offs to average loans	0.39%	0.23%	1.18%	0.70%	0.85%
Ratio of provision for loan losses to average loans	0.06	0.43	1.71	0.73	0.82
Ratio of allowance for loan losses to ending total loans	2.00	2.32	1.89	1.33	1.25
Ratio of allowance for loan losses to total nonperforming loans	208.84	231.60	106.30	135.50	70.93
Ratio of allowance at end of period to average loans	2.03	2.17	1.87	1.32	1.25

      The following table sets forth an allocation of the allowance for loan losses among the various loan categories:
ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

	December 31,

	2005		2004		2003		2002		2001

		Loan		Loan		Loan		Loan		Loan
		Category		Category		Category		Category		Category
		to Gross		to Gross		to Gross		to Gross		to Gross
	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans

	(Dollars in thousands)
Commercial	$7,386	28.32%	$6,035	28.78%	$4,935	29.26%	$2,863	28.28%	$3,499	29.30%
Real estate	773	68.49	3,311	65.98	2,846	62.27	2,110	60.80	1,786	60.11
Installment and other loans	203	3.19	386	5.24	593	8.47	719	10.92	537	10.59
Unallocated	—	—	—	—	637	—	758	—	473	—

Total	$8,362	100.00%	$9,732	100.00%	$9,011	100.00%	$6,450	100.00%	$6,295	100.00%

      In years prior to 2004, management considered the unallocated portion of the allowance necessary to allow for inherent subjective reserves that are needed based on general economic conditions and specific economic factors. Since 2004, management has included the subjective portion of the allowance as a part of the allocation process to the respective loan categories. Management does not deem this process to be a change in methodology, but rather a refinement in their loan loss calculation. Management believes that there would be no change in the balance of the allowance for loan losses if this approach was used in all of the years presented.
      Securities Activities. Union’s consolidated securities portfolio, which represented 31.4% of Union’s average earning asset base as of December 31, 2005, as compared to 32.7% as of December 31, 2004, is managed to minimize interest rate risk, maintain sufficient liquidity, and maximize return. The portfolio includes several callable agency debentures, adjustable rate mortgage pass-throughs, and collateralized mortgage obligations. Corporate bonds consist of investment grade obligations of public corporations. Equity securities consist of Federal Reserve stock, Federal Home Loan Bank stock, and trust preferred stock. Union’s financial planning anticipates income streams generated by the securities portfolio based on normal maturity and reinvestment. Securities classified as available-for-sale, carried at fair value, were $196,440 at December 31, 2005 compared to $191,661 at December 31, 2004. UnionBancorp does not have any securities classified as trading or held-to-maturity.

      The following table describes the composition of securities by major category and maturity:
SECURITIES PORTFOLIO

	December 31,

	2005		2004		2003

		% of		% of		% of
	Amount	Portfolio	Amount	Portfolio	Amount	Portfolio

	(Dollars in thousands)
Available-for-Sale
U.S. government agencies and corporations	30,857	15.71	20,924	10.92	30,270	12.00
U.S. government agency mortgage backed securities	101,022	51.42	117,500	61.30	158,305	62.76
States and political subdivisions	18,400	9.37	24,647	12.86	29,723	11.78
Collateralized mortgage obligations	20,938	10.66	2,486	1.30	5,972	2.37
Corporate bonds	6,907	3.52	8,239	4.30	10,598	4.20
Other securities	18,316	9.32	17,865	9.32	17,380	6.89

Total	$196,440	100.00%	$191,661	100.00%	$252,248	100.00%

      The following table sets forth the contractual, callable or estimated maturities and yields of the debt securities portfolio as of December 31, 2005. Mortgage backed and collateralized mortgage obligation securities are included at estimated maturity.
MATURITY SCHEDULE

	Maturing

			After 1 but		After 5 but
	Within 1 Year		Within 5 Years		Within 10 Years		After 10 Years
									Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount

	(Dollars in thousands)
Available-for-Sale
U.S. government agencies and corporations	$3,737	4.114%	$24,247	4.090%	$2,873	4.900%	$—	—%	$30,857
U.S. government agency mortgage backed securities	221	7.952	911	5.939	6,253	5.276	93,637	4.138	101,022
States and political subdivisions(1)	2,722	6.527	9,088	6.694	5,163	7.309	1,427	7.586	18,400
Collateralized mortgage obligations	—	—	173	4.116	—	—	20,765	5.517	20,938
Corporate bonds	—	—	6,907	5.653	—	—	—	6,907

Total	$6,680		$41,326		$14,289		$115,829		$178,124

(1)	Rates on obligations of states and political subdivisions have been adjusted to tax equivalent yields using a 34% income tax rate
      Deposit Activities. Deposits are attracted through the offering of a broad variety of deposit instruments, including checking accounts, money market accounts, regular savings accounts, term certificate accounts (including “jumbo” certificates in denominations of $100,000 or more), and retirement savings plans. Union’s average balance of total deposits was $520,027 for 2005, representing a decrease of $56,082 or 9.7% compared with the average balance of total deposits for 2004.
      The following table sets forth certain information regarding UnionBank’s average deposits:
AVERAGE DEPOSITS

	For the Years Ended December 31,

	2005			2004			2003

			Average			Average			Average
	Average	% of	Rate	Average	% of	Rate	Average	% of	Rate
	Amount	Total	Paid	Amount	Total	Paid	Amount	Total	Paid

	(Dollars in thousands)
Non-interest-bearing demand deposits	$61,040	11.74%	—%	$71,912	12.48%	—%	$74,855	12.06%	—%
Savings accounts	42,122	8.10	0.50	47,337	8.22	0.56	49,334	7.95	0.76
Interest-bearing demand deposits	131,882	25.36	1.51	151,961	26.38	0.98	163,617	26.37	1.12
Time, less than $100,000	136,745	26.30	3.06	156,198	27.11	2.76	174,921	28.19	3.17
Time, $100,000 or more	148,238	28.50	3.05	148,701	25.81	2.57	157,824	25.43	2.98

Total deposits	$520,027	100.00%	2.10%	$576,109	100.00%	1.72%	$620,551	100.00%	2.01%

      As of December 31, 2005, average time deposits over $100,000 represented 28.5% of total average deposits, compared with 25.8% of total average deposits as of December 31, 2004. Union’s large denomination time deposits are generally from customers within the local market areas of its subsidiary bank and provide a greater degree of stability than is typically associated with brokered deposit customers with limited business relationships.
      The following table sets forth the remaining maturities for time deposits of $100,000 or more at December 31, 2005:
TIME DEPOSITS OF $100,000 OR MORE

(Dollars in thousands)
Maturity Range
Three months or less	$60,256
Over three months through six months	30,823
Over six months through twelve months	36,871
Over twelve months	34,378

Total	$162,328

      Return on Equity and Assets. The following table presents various ratios for Union:
RETURN ON EQUITY AND ASSETS

	For the Years Ended
	December 31,

	2005	2004	2003

Return on average assets	0.63%	0.65%	0.28%
Return on average equity	6.06	7.06	3.16
Average equity to average assets	10.39	9.27	8.87
Dividend payout ratio for common stock	43.39	36.42	74.39

Liquidity
      UnionBancorp manages its liquidity position with the objective of maintaining sufficient funds to respond to the needs of depositors and borrowers and to take advantage of earnings enhancement opportunities. In addition to the normal inflow of funds from core-deposit growth together with repayments and maturities of loans and investments, UnionBancorp utilizes other short-term funding sources such as brokered time deposits, securities sold under agreements to repurchase, overnight federal funds purchased from correspondent banks and the acceptance of short-term deposits from public entities, and Federal Home Loan Bank advances.
      UnionBancorp monitors and manages its liquidity position on several bases, which vary depending upon the time period. As the time period is expanded, other data is factored in, including estimated loan funding requirements, estimated loan payoffs, investment portfolio maturities or calls, and anticipated depository buildups or runoffs.
      UnionBancorp classifies all of its securities as available-for-sale, thereby maintaining significant liquidity. Union’s liquidity position is further enhanced by structuring its loan portfolio interest payments as monthly and by the significant representation of retail credit and residential mortgage loans in Union’s loan portfolio, resulting in a steady stream of loan repayments. In managing its investment portfolio, UnionBancorp provides for staggered maturities so that cash flows are provided as such investments mature.
      Union’s cash flows are comprised of three classifications: cash flows from operating activities, cash flows from investing activities, and cash flows from financing activities. Cash flows used in investing activities offset by those provided by operating activities and financing activities, resulted in a net increase in cash and cash equivalents of $1,556 from December 31, 2004 to December 31, 2005.
      During 2005, UnionBancorp experienced net cash inflows of $3,104 in financing activities primarily due to an increase in deposits and $8,289 from operating activities due to proceeds from net loans sales and net income. In contrast, net cash outflows of $9,837 were used in investing activities due to purchases of securities.
      UnionBank’s securities portfolio, federal funds sold, and cash and due from bank deposit balances serve as the primary sources of liquidity for Union. At December 31, 2005, 33.4% of UnionBank’s interest-bearing liabilities were in the form of time deposits of $100,000 and over. Management believes these deposits to be a stable source of funds. However, if a large number of these time deposits matured at approximately the same time and were not renewed, UnionBank’s liquidity could be adversely affected. Currently, the maturities of UnionBank’s large time deposits are spread throughout the year, with 37.1% maturing in the first quarter of 2006, 19.0% maturing in the second quarter of 2006, 22.7% maturing in the third and fourth quarters of 2006, and the remaining 21.2% maturing thereafter. UnionBank monitors those maturities in an effort to minimize any adverse effect on liquidity.
      Union’s borrowings included notes payable at December 31, 2005 in the principal amount of $9,200 payable to Union’s principal correspondent bank and $268 payable to individuals related to the purchase of the Howard Marshall Agency. The note to Union’s principal correspondent bank is renewable annually, requires quarterly interest payments, and is collateralized by Union’s stock in the Bank. The note related to the purchase of the Howard Marshall Agency requires monthly principal and interest payments.
      Union’s principal source of funds for repayment of the indebtedness is dividends from UnionBank. At December 31, 2005, approximately $2,500 was available for dividends without regulatory approval.

Contractual Obligations, Commitments, Contingencies, and Off-Balance Sheet Financial Instruments
      UnionBancorp has entered into contractual obligations and commitments and off-balance sheet financial instruments. The following tables summarize Union’s contractual cash obligations and other commitments and off-balance sheet instruments as of December 31, 2005:

	Payments Due by Period

	Within 1		4-	After 5
	Year	1-3 Years	5 Years	Years	Total

Contractual Obligations
Short-term debt	$9,200	$—	$—	$—	$9,200
Long-term debt	—	268	—	—	268
Certificates of deposit	227,895	65,303	15,057	2,750	311,005
Operating leases	107	214	172	13	506
Severance payments	253	—	—	—	253
Series B Mandatory redeemable preferred stock	—	831	—	—	831
FHLB Advances	8,300	23,500	10,200	8,000	50,000

Total contractual cash obligations	$245,755	$90,116	$25,429	$10,763	$372,063

	Amount of Commitment Expiration per Period

	Within			After
	1 Year	1-3 Years	4-5 Years	5 Years	Total

Off-Balance Sheet Financial Instruments
Lines of credit	$58,741	$2,451	$1,670	$16,582	$79,444
Standby letters of credit	7,444	622	—	—	8,066

Total commercial commitments	$66,185	$3,073	$1,670	$16,582	$87,510

Capital Resources
      Stockholders’ Equity. UnionBancorp is committed to managing capital for maximum shareholder benefit and maintaining strong protection for depositors and creditors. Stockholders’ equity at December 31, 2005 was $66,075, a decrease of $4,172 or 5.9%, from December 31, 2004. The stockholders’ equity decrease was largely the result of the purchase of $5,739 in treasury stock and dividends paid to shareholders offset partially by 2005 net income. Average equity as a percentage of average assets was 10.39% at December 31, 2005, compared to 9.27% at December 31, 2004. Book value per common share equaled $17.23 at December 31, 2005, a decrease from $17.30 reported at the end of 2004.
      Stock Repurchase Programs. On May 2, 2003, the Board of Directors approved a stock repurchase plan whereby UnionBancorp may repurchase from time to time up to 5% of its outstanding shares of common stock in the open market or in private transactions over an 18 month period. On September 23, 2004, the Board of Directors extended Union’s stock repurchase program through May 2, 2006. On July 5, 2005, UnionBancorp announced the approval of a new program to commence at the conclusion of the previously authorized repurchase program. Under the terms of the plan, UnionBancorp is able to repurchase, from time to time, up to 5% of its outstanding shares of common stock in the open market or in private transactions. Purchases are dependent upon market conditions and the availability of shares. The extension of the repurchase program enables UnionBancorp to optimize its use of capital relative to other investment alternatives and benefits both UnionBancorp and the shareholders by enhancing earnings per share and return on equity. As of December 31, 2005, UnionBancorp has repurchased 268,754 shares at a weighted average cost of $21.35.
      Capital Measurements. UnionBank is expected to meet a minimum risk-based capital to risk-weighted assets ratio of 8%, of which at least one-half (or 4%) must be in the form of Tier 1 (core) capital. The remaining one-half (or 4%) may be in the form of Tier 1 (core) or Tier 2 (supplementary) capital. The amount of loan loss allowance that may be included in capital is limited to 1.25% of risk-weighted assets. The ratio of Tier 1 (core) and the combined amount of Tier 1 (core) and Tier 2 (supplementary) capital to risk-weighted assets for UnionBancorp was 12.1% and 13.3%, respectively, at December 31, 2005. UnionBancorp is currently, and expects to continue to be, in compliance with these guidelines.
      As of December 31, 2005, the Tier 2 risk-based capital was comprised of $6,266 in allowance for loan losses (limited to 1.25% of risk-weighted assets). The Series A Preferred Stock is convertible into common stock, subject to certain adjustments intended to offset the amount of losses incurred by UnionBancorp upon the post-closing sale of certain securities acquired in conjunction with the 1996 acquisition of Prairie.
      The following table sets forth an analysis of Union’s capital ratios:
RISK-BASED CAPITAL RATIOS

	December 31,			Minimum	Well
				Capital	Capitalized
	2005	2004	2003	Ratios	Ratios

	(Dollars in thousands)
Tier 1 risk-based capital	$60,546	$63,347	$59,851
Tier 2 risk-based capital	6,266	6,067	7,790

Total capital	66,812	69,414	67,641
Risk-weighted assets	501,342	485,325	556,729
Capital ratios
Tier 1 risk-based capital	12.1%	13.0%	10.8%	4.0%	6.0%
Tier 2 risk-based capital	13.3	14.3	12.2	8.0	10.0
Leverage ratio	9.0	9.5	7.7	4.0	5.0

Impact of Inflation, Changing Prices, and Monetary Policies
      The financial statements and related financial data concerning UnionBancorp have been prepared in accordance with accounting principles generally accepted in the United States of America which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary effect of inflation on the operations of UnionBancorp is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, changes in interest rates have a more significant effect on the performance of a financial institution than do the effects of changes in the general rate of inflation and changes in prices. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. Interest rates are highly sensitive to many factors which are beyond the control of Union, including the influence of domestic and foreign economic conditions and the monetary and fiscal policies of the United States government and federal agencies, particularly the FRB.

Comparison of Operating Results for the Three and Six Month Periods Ended June 30, 2006 and 2005.
      The following discussion provides an analysis of the UnionBancorp and subsidiary results of operations and financial condition for the three and six months ended June 30, 2006 as compared to the same period in 2005. Management’s discussion and analysis (MD&A) should be read in conjunction with the consolidated financial statements and accompanying notes presented elsewhere in this report as well as UnionBancorp’s 2005 Annual Report on Form 10-K. Annualized results of operations during the three and six months ended June 30, 2006 are not necessarily indicative of results to be expected for the full year of 2006. Unless otherwise stated, all earnings per share data included in this section and throughout the remainder of this discussion are presented on a diluted basis. All financial information is in thousands (000’s), except per share data.

Second Quarter Highlights

•	Earnings per share were unchanged compared to the second quarter of 2005.

•	UnionBancorp’s earnings were positively impacted by a $300 negative provision for loan losses largely based on continued improvements in the quality of the loan portfolio, which was partially offset by a loss on sale of securities of $88 in order to better position the securities portfolio. Excluding these items, net income for the quarter would have equaled $1,163 or $0.29 per diluted share.

•	The second quarter of 2005 results were positively impacted by a $251 reduction in state income taxes and $90 of interest received due to the receipt of a tax refund related to amended tax returns outstanding from prior years. Excluding these items, net income for the second quarter of 2005 would have equaled $1,076 or $0.25 per diluted share.

•	Due to the flat yield curve, the net interest margin decreased to 3.37% during the second quarter of 2006 as compared with 3.59% for the same period in 2005 and 3.50% in the first quarter of 2006.

•	The loan portfolio decreased to $403.5 million as compared to $417.5 million at December 31, 2005. Of this decrease in balances, approximately $7.7 million or 55% was related to the pay-off of action list credits refinanced with a competitor.

•	The level of nonperforming loans to end of period loans totaled 0.70% as of June 30, 2006 compared to 0.95% at June 30, 2005 and 0.96% on December 31, 2005.

•	Net charge-offs for the second quarter of 2006 were 0.09% of average loans as compared to 0.19% for the same period 2005.

•	UnionBancorp’s Board of Directors approved the payment of a $0.12 quarterly cash dividend on UnionBancorp’s common stock, marking the 85th consecutive quarter of dividends paid to stockholders.

Results of Operations

Net Income
      Net income equaled $1,294 or $0.33 per diluted share for the three months ended June 30, 2006, versus $1,382 or $0.33 per diluted share for the same period in 2005. For the six months ended June 30, 2006 net income equaled $2,940 or $0.74 per diluted share compared to $2,346 or $0.55 per diluted share earned in the same period during 2005.
      UnionBancorp’s quarterly results were positively impacted by a negative provision of $300 to the allowance for loan losses. This action was largely based on continued improvements in the quality of the loan portfolio, favorable loan loss experience and management’s beliefs regarding the probability and estimations of future losses inherent in the loan portfolio. Additionally, quarterly earnings were assisted by continued management of noninterest expense levels led to decreased expense levels, and fewer FTE’s drove salary and benefit costs lower and lower accounting and professional fees. These items were partially offset by increased interest expense due to higher rates and an adverse shift in the deposit base from lower paying core deposit accounts to higher paying time deposit accounts. Also contributing to the change in earnings were decreases in revenue generated from the mortgage banking division and insurance and brokerage product lines due to lower production volumes.
      Return on average assets was 0.79% for the second quarter of 2006 compared to 0.83% for the same period in 2005. Return on average assets was 0.89% for the six month period ended June 30, 2006 compared to 0.71% for the same period in 2005.
      Return on average stockholders’ equity was 7.93% for the second quarter of 2006 compared to 7.94% for the same period in 2005. Return on average stockholder’s equity was 9.03% for the six month period ended June 30, 2006 compared to 6.73% for the same period in 2005.

Net Interest Income/Margin
      Net interest income is the difference between income earned on interest-earning assets and the interest expense incurred for the funding sources used to finance these assets. Changes in net interest income generally occur due to fluctuations in the volume of earning assets and paying liabilities and the rates earned and paid, respectively, on those assets and liabilities. The net yield on total interest-earning assets, also referred to as net interest margin, represents net interest income divided by average interest-earning assets. Net interest margin measures how efficiently UnionBancorp uses its earning assets and underlying capital. UnionBancorp’s long-term objective is to manage those assets and liabilities to provide the largest possible amount of income while balancing interest rate, credit, liquidity and capital risks. For purposes of this discussion, both net interest income and margin have been adjusted to a fully tax equivalent basis for certain tax-exempt securities and loans.
      Net interest income, on a tax equivalent basis, was $5,078 for the three months ended June 30, 2006, compared with $5,438 earned during the same three-month period in 2005. This represented a decrease of $360 or 6.6% from the prior year period. The change in net interest income is attributable to the increase in interest expense paid on interest bearing liabilities totaling $1,260 partially offset by an increase in interest income earned on interest earning assets totaling $900.
      The $900 increase in interest income resulted from an increase of $976 due to rate partially offset by a decrease of $76 due to volume. The majority of the change in interest income was related to the increases in rates experienced from the loan and investment portfolios. Additionally, the volume within the security portfolio was $7,049 higher for the second quarter of 2006 as compared to the same period in 2005. These increases were slightly offset by lower volume in the loan portfolio.
      The $1,260 increase in interest expense resulted from increases of $1,182 associated with rate and $78 associated with volume. The majority of the change was attributable to a 107 basis point increase in rates paid on time deposits, a 114 basis point increase in rates paid on money market accounts and a 68 basis point increase in rates paid on NOW accounts.
      The net interest margin decreased 22 basis points to 3.37% in the second quarter 2006 as compared with 3.57% for the same period in 2005. The expectation of a flat yield curve is likely to maintain pressure on margins for the remainder of 2006.
      Net interest income, on a tax equivalent basis, for the six months ended June 30, 2006 totaled $10,392, representing a decrease of $289 or 2.7% compared to the $10,681 earned during the same period in 2005. Net interest income decreased largely due to the increase in interest expense paid on interest bearing liabilities totaling $2,403 exceeding the increase in the interest income earned on interest-earning assets totaling $2,114. The net interest margin for the first six months of 2006 decreased 12 basis points to 3.44% compared to 3.56% for the same period in 2005.

      UnionBancorp’s net interest income is affected by changes in the amount and mix of interest-earning assets and interest-bearing liabilities, referred to as “volume change.” It is also affected by changes in yields earned on interest-earning assets and rates paid on interest-bearing deposits and other borrowed funds referred to as “rate change.” The following table details each category of average amounts outstanding for interest-earning assets and interest-bearing liabilities, average rate earned on all interest-earning assets, average rate paid on all interest-bearing liabilities, and the net yield on average interest-earning assets. In addition, the table reflects the changes in net interest income stemming from changes in interest rates and from asset and liability volume, including mix. The change in interest attributable to both rate and volume has been allocated to the changes in the rate and the volume on a pro rata basis.
AVERAGE BALANCE SHEET
AND ANALYSIS OF NET INTEREST INCOME

	For the Three Months Ended June 30,

	2006			2005

		Interest			Interest		Change Due to:
	Average	Income/	Average	Average	Income/	Average
	Balance	Expense	Rate	Balance	Expense	Rate	Volume	Rate	Net

ASSETS
Interest-earning assets
Interest-earning deposits Securities(1)	$211	$3	5.70%	$158	$3	7.62%	$1	$(1)	$—
Taxable	175,260	2,030	4.64	164,510	1,484	3.61	102	443	545
Non-taxable(2)	18,317	318	6.99	22,018	399	7.27	(29)	(51)	(80)

Total securities (tax equivalent)	193,577	2,345	4.86	186,528	1,880	4.04	73	392	465

Federal funds sold	2,960	39	5.69	6,424	44	2.93	(34)	29	(5)

Loans(3)(4)
Commercial	111,997	1,981	7.09	119,364	2,018	6.79	(126)	89	(37)
Real estate	284,843	4,986	7.02	276,962	4,338	6.29	126	522	648
Installment and other	10,364	246	9.52	17,963	417	9.31	(116)	(55)	(171)

Gross loans (tax equivalent)	407,204	7,213	7.10	414,289	6,773	6.56	(116)	556	440

Total interest-earning assets	603,952	9,603	6.38	607,399	8,703	5.75	(76)	976	900

Noninterest-earning assets
Cash and cash equivalents	17,735			19,889
Premises and equipment, net	13,740			13,818
Other assets	23,285			23,975

Total nonearning assets	54,760			57,682

Total assets	$658,712			$665,081

	For the Three Months Ended June 30,

	2006			2005

		Interest			Interest		Change Due to:
	Average	Income/	Average	Average	Income/	Average
	Balance	Expense	Rate	Balance	Expense	Rate	Volume	Rate	Net

LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-bearing liabilities
NOW accounts	$69,410	$314	1.82%	$71,981	$204	1.14%	$(7)	$118	$111
Money market accounts	52,834	360	2.73	58,944	234	1.59	(26)	152	126
Savings deposits	37,050	68	0.74	44,028	51	0.46	(9)	26	17
Time deposits	308,770	3,103	4.03	282,356	2,082	2.96	210	811	1,021
Federal funds purchased and repurchase agreements	3,955	51	5.17	4,921	37	3.02	(8)	22	14
Advances from FHLB	47,074	455	3.88	57,430	550	3.87	(96)	1	(95)
Notes payable and other	9,668	174	7.18	8,660	107	4.96	14	52	66

Total interest-bearing liabilities	528,761	4,525	3.43	528,320	3,265	2.48	78	1,182	1,260

Noninterest-bearing liabilities
Noninterest-bearing deposits	59,659			63,049
Other liabilities	4,843			3,860

Total noninterest-bearing liabilities	64,502			66,909

Stockholders’ equity	65,449			69,852

Total liabilities and stockholders’ equity	$658,712			$665,081

Net interest income (tax equivalent)		$5,078			$5,438		$(154)	$(206)	$(360)

Net interest income (tax equivalent) to total earning assets			3.37%			3.59%

Interest-bearing liabilities to earning assets	87.55%			86.98%

(1)	Average balance and average rate on securities classified as available-for-sale is based on historical amortized cost balances.

(2)	Interest income and average rate on non-taxable securities are reflected on a tax equivalent basis based upon a statutory federal income tax rate of 34%.

(3)	Nonaccrual loans are included in the average balances.

(4)	Overdraft loans are excluded in the average balances.

AVERAGE BALANCE SHEET
AND ANALYSIS OF NET INTEREST INCOME

	For the Six Months Ended June 30,

	2006			2005

		Interest		Interest			Change Due to:
	Average	Income/	Average	Average	Income/	Average
	Balance	Expense	Rate	Balance	Expense	Rate	Volume	Rate	Net

ASSETS
Interest-earning assets
Interest-earning deposits	$231	$7	6.11%	$143	$3	4.23%	$2	$2	$4
Securities(1)
Taxable	178,249	4,025	4.54	163,438	2,909	3.59	283	828	1,111
Non-taxable(2)	18,173	645	7.17	22,186	790	7.18	(58)	(86)	(144)

Total securities (tax equivalent)	196,422	4,663	4.79	185,624	3,696	4.02	225	742	967

Federal funds sold	2,263	52	5.26	4,051	53	2.79	(32)	35	3

Loans(3)(4)
Commercial	115,016	4,042	7.09	119,533	3,866	6.53	(149)	325	176
Real estate	284,405	9,820	6.96	277,207	8,517	6.20	228	1,075	1,303
Installment and other	11,173	526	9.49	19,169	865	9.10	(375)	36	(339)

Gross loans (tax equivalent)	410,594	14,388	7.07	415,909	13,248	6.43	(296)	1,436	1,140

Total interest-earning assets	609,510	19,117	6.32	605,727	17,003	5.66	(101)	2,215	2,114

Noninterest-earning assets
Cash and cash equivalents	18,126			18,729
Premises and equipment, net	13,791			13,630
Other assets	23,624			23,919

Total nonearning assets	55,541			56,278

Total assets	$665,051			$662,005

LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-bearing liabilities
NOW accounts	$69,702	$596	1.73%	$71,272	$369	1.04%	$(8)	$236	$228
Money market accounts	54,305	709	2.63	58,554	448	1.54	(35)	296	261
Savings deposits	37,790	122	0.65	43,661	113	0.52	(17)	26	9
Time deposits	308,490	5,897	3.85	279,146	3,960	2.86	451	1,486	1,937
Federal funds purchased and repurchase agreements	4,977	123	4.98	7,993	111	2.80	(52)	64	12
Advances from FHLB	48,205	938	3.92	58,812	1,133	3.90	(202)	6	(196)
Notes payable and other	10,356	340	6.62	8,102	188	4.68	61	91	152

Total interest-bearing liabilities	533,825	8,725	3.30	527,540	6,322	2.42	198	2,205	2,403

Noninterest-bearing liabilities
Noninterest-bearing deposits	60,689			60,211
Other liabilities	4,903			3,946

Total noninterest-bearing liabilities	65,592			64,157

Stockholders’ equity	65,634			70,308

Total liabilities and stockholders’ equity	$665,051			$662,005

Net interest income (tax equivalent)		$10,392			$10,681		$(299)	$10	$(289)

Net interest income (tax equivalent) to total earning assets			3.44%			3.56%

Interest-bearing liabilities to earning assets	87.58%			87.09%

(1)	Average balance and average rate on securities classified as available-for-sale is based on historical amortized cost balances.

(2)	Interest income and average rate on non-taxable securities are reflected on a tax equivalent basis based upon a statutory federal income tax rate of 34%.

(3)	Nonaccrual loans are included in the average balances.

(4)	Overdraft loans are excluded in the average balances.
      Provision for Loan Losses. UnionBancorp recorded a negative provision of $300 to the allowance for loan losses for the second quarter of 2006 which is a decrease of $300 from the $0 recorded during the same period a year ago. A negative $1,100 provision for the loan losses was charged to operation expense for the six months ended June 30, 2006 which was a decrease of $1,200 from $100 recorded during the same period a year ago. The decrease in the provision was largely based on continued improvements in the quality of the loan portfolio, favorable loan loss experience and management’s beliefs regarding the probability and estimations of future losses inherent in the loan portfolio. Nonperforming loans decreased $1,029 from $3,835 as of June 30, 2005 to $2,806 as of June 30, 2006. In comparison to December 31, 2005, nonperforming loans decreased $1,198 from $4,004.
      Net charge-offs for the second quarter of 2006 were $358 compared with $789 for the comparable period in 2005. Annualized net charge-offs were 0.09% of average loans for the second quarter of 2006 compared with 0.19% of average loans for same period in 2005. Net charge-off for the six months ended June 30, 2006 were $414 compared with $673 for the comparable period in 2005. Annualized net charge-offs also decreased to 0.10% of average loans for the six months ended June 30, 2006 compared to 0.16% in the same period in 2005. See “Nonperforming Assets” and “Other Potential Problem Loans” for further information.
      The amount of the provision for loan losses is based on management’s evaluations of the loan portfolio, with particular attention directed toward nonperforming, impaired and other potential problem loans. During these evaluations, consideration is also given to such factors as management’s evaluation of specific loans, the level and composition of impaired loans, other nonperforming loans, other identified potential problem loans, historical loss experience, results of examinations by regulatory agencies, results of the independent asset quality review process, the market value of collateral, the estimate of discounted cash flows, the strength and availability of guarantees, concentrations of credits, and various other factors, including concentration of credit risk in various industries and current economic conditions.
      Management remains watchful of credit quality issues. Should the economic climate deteriorate from current levels, borrowers may experience difficulty, and the level of nonperforming loans, charge-offs and delinquencies could rise and require further increases in the provision.
      Noninterest Income. Noninterest income consists of a wide variety of fee-based revenues from bank-related service charges on deposits and mortgage revenues. Also included in this category are revenues generated by UnionBancorp’s insurance, brokerage, trust and asset management product lines as well as increases in cash surrender value on bank-owned life insurance.

      The following table summarizes UnionBancorp’s noninterest income:

	Three Months		Six Months
	Ended June 30,		Ended June 30,

	2006	2005	2006	2005

Service charges	$495	$525	$935	$1,008
Trust income	199	187	418	402
Mortgage banking income	281	364	527	704
Insurance commissions and fees	414	472	793	893
Bank owned life insurance	137	135	277	269
Securities gains (losses), net	(88)	—	(88)	—
Gain on the sale of assets	(9)	1	(9)	3
Other income	268	347	604	602

	$1,697	$2,031	$3,457	$3,881

      Noninterest income totaled $1,697 for the three months ended June 30, 2006, compared to $2,031 for the same period in 2005. Exclusive of the net gains on sale of assets and net securities gains for both periods, noninterest income equaled $1,794 for the three months ended June 30, 2006, compared to $2,030 for the same period in 2005. This represented a decrease of $236 or 11.6%. The quarter-over-quarter decrease was primarily attributable to a production level decrease in revenue generated from the mortgage banking division, lower brokerage and insurance revenue and losses related to investment activity.
      Noninterest income totaled $3,457 for the six months ended June 30, 2006, compared to $3,881 for the same time frame in 2005. Excluding all net gains on sale of assets and net securities gains for both periods, noninterest income decreased $324 or 8.4%. The change was largely reflective of the same items discussed regarding the second quarter.
      Noninterest Expense. Noninterest expense is comprised primarily of compensation and employee benefits, occupancy and other operating expense. The following table summarizes UnionBancorp’s noninterest expense:

	Three Months		Six Months Ended
	Ended June 30,		June 30,

	2006	2005	2006	2005

Salaries and employee benefits	$2,910	$3,366	$5,955	$6,842
Occupancy expense, net	346	385	789	779
Furniture and equipment expense	521	461	1,033	885
Marketing	98	128	209	224
Supplies and printing	65	86	162	163
Telephone	118	106	235	213
Other real estate owned expense	2	29	8	34
Amortization of intangible assets	43	43	87	87
Other expenses	1,026	1,023	1,985	1,946

	$5,129	$5,627	$10,463	$11,173

      Noninterest expense totaled $5,129 for the three months ended June 30, 2006, as compared to $5,627 for the same period in 2005. This represented a decrease of $498 or 8.9%. This improvement in noninterest expense was primarily due to the reduction of salary and benefit costs, and lower accounting and professional fees. These savings were offset by a modest increase in furniture and fixture expense.
      Noninterest expense totaled $10,463 for the six months ended June 30, 2006, decreasing by $710 or 6.4% from the same period in 2005. The change was largely reflective of the same items discussed regarding the second quarter.

      Applicable Income Taxes. Income tax expense for the periods included benefits for tax-exempt income, tax-advantaged investments and general business tax credits offset by the effect of nondeductible expenses. The following table shows UnionBancorp’s income before income taxes, as well as applicable income taxes and the effective tax rate for the three and six months ended June 30, 2006 and 2005.

	Three Months		Six Months
	Ended June 30,		Ended June 30,

	2006	2005	2006	2005

Income before income taxes	$1,819	$1,684	$4,228	$2,973
Applicable income taxes	525	302	1,288	627
Effective tax rates	28.9%	17.9%	30.5%	21.1%
      UnionBancorp recorded an income tax expense of $525 and of $302 for the three months ended June 30, 2006 and 2005, respectively. Effective tax rates equaled 28.9% and 17.9% respectively, for such periods. During the second quarter of 2005, UnionBancorp recorded a $251 reduction in state income taxes due to the receipt of a tax refund related to amended returns outstanding from prior years. Excluding this refund, the effective tax rate would have been 32.8% for that period.
      Income tax expense for the periods included benefits for tax-exempt income, tax-advantaged investments and general business tax credits offset by the effect of nondeductible expenses. UnionBancorp’s effective tax rate was lower than statutory rates due to UnionBancorp deriving interest income from municipal securities and loans, which are exempt from federal tax and certain U.S. government agency securities, which are exempt from Illinois State tax. Additionally, UnionBancorp has reduced tax expense through various tax planning initiatives.
      UnionBancorp recorded income tax expense of $1,288 and $627 for the six months ended June 30, 2006 and 2005, respectively. Effective tax rates equaled 30.5% and 21.1% respectively, for such periods.
      Preferred Stock Dividends. UnionBancorp paid $52 in preferred stock dividends for the three months ended June 30, 2006 and 2005, respectively. UnionBancorp paid $104 in preferred stock dividends for the six months ended June 30, 2006 and 2005, respectively.

Interest Rate Sensitivity Management
      The business of UnionBancorp and the composition of its balance sheet consist of investments in interest-earning assets (primarily loans and securities) which are primarily funded by interest-bearing liabilities (deposits and borrowings). All of the financial instruments of UnionBancorp are for other than trading purposes. Such financial instruments have varying levels of sensitivity to changes in market rates of interest. The operating income and net income of UnionBank depends, to a substantial extent, on “rate differentials,” i.e., the differences between the income UnionBank receives from loans, securities, and other earning assets and the interest expense they pay to obtain deposits and other liabilities. These rates are highly sensitive to many factors that are beyond the control of UnionBank, including general economic conditions and the policies of various governmental and regulatory authorities.

      UnionBancorp measures its overall interest rate sensitivity through a net interest income analysis. The net interest income analysis measures the change in net interest income in the event of hypothetical changes in interest rates. This analysis assesses the risk of changes in net interest income in the event of a sudden and sustained 100 to 200 basis point increase in market interest rates or a 100 basis point decrease in market rates. The interest rates scenarios are used for analytical purposes and do not necessarily represent management’s view of future market movements. The tables below present UnionBancorp’s projected changes in net interest income for the various rate shock levels at June 30, 2006 and December 31, 2005, respectively:

	June 30, 2006

	Net Interest Income

	Amount	Change	Change

	(Dollars in thousands)
+200 bp	$23,116	$347	1.52%
+100 bp	23,013	244	1.07
Base	22,769	—	—
-100 bp	22,412	(357)	(1.57)
-200 bp	21,339	(1,430)	(6.28)
      Based upon UnionBancorp’s model at June 30, 2006, the effect of an immediate 200 basis point increase in interest rates would increase UnionBancorp’s net interest income by $347 or 1.52%. The effect of an immediate 200 basis point decrease in rates would decrease UnionBancorp’s net interest income by $1,430 or 6.28%.

	December 31, 2005

	Net Interest Income

	Amount	Change	Change

	(Dollars in thousands)
+200 bp	$23,043	$959	4.34%
+100 bp	22,629	545	2.47
Base	22,084	—	—
-100 bp	21,314	(770)	(3.49)
-200 bp	19,744	(2,340)	(10.59)
      Based upon UnionBancorp’s model at December 31, 2005, the effect of an immediate 200 basis point increase in interest rates would increase UnionBancorp’s net interest income by $959 or 4.34%. The effect of an immediate 200 basis point decrease in rates would decrease UnionBancorp’s net interest income by $2,340 or 10.59%.

Financial Condition
      General. As of June 30, 2006, UnionBancorp had total assets of $656,831, total gross loans of $403,455, total deposits of $522,695 and total stockholders’ equity of $65,304. Total assets decreased by $19,391 or 2.9% from year-end 2005. Total gross loans decreased by $14,070 or 3.4% from year-end 2005. Total deposits declined by $21,146 or 3.9% from year-end 2005.
      Nonperforming Assets. UnionBancorp’s financial statements are prepared on the accrual basis of accounting, including the recognition of interest income on its loan portfolio, unless a loan is placed on nonaccrual status. Loans are placed on nonaccrual status when there are serious doubts regarding the collectibility of all principal and interest due under the terms of the loans. Amounts received on nonaccrual loans generally are applied first to principal and then to interest after all principal has been collected. It is the policy of UnionBancorp not to renegotiate the terms of a loan because of a delinquent status. Rather, a loan is generally transferred to nonaccrual status if it is not in the process of collection and is delinquent in payment of either principal or interest beyond 90 days. Loans that are 90 days delinquent but are well secured and in the process of collection are not included in nonperforming assets. Other nonperforming assets consist of real estate acquired through loan foreclosures or other workout situations and other assets acquired through repossessions.
      The classification of a loan as nonaccrual does not necessarily indicate that the principal is uncollectible, in whole or in part. UnionBank makes a determination as to collectibility on a case-by-case basis. UnionBank considers both the adequacy of the collateral and the other resources of the borrower in determining the steps to be taken to collect nonaccrual loans. The final determination as to the steps taken is made based upon the specific facts of each situation. Alternatives that are typically considered to collect nonaccrual loans are foreclosure, collection under guarantees, loan restructuring, or judicial collection actions.
      Each of UnionBancorp’s loans is assigned a rating based upon an internally developed grading system. A separate credit administration department also reviews grade assignments on an ongoing basis. Management continuously monitors nonperforming, impaired, and past due loans to prevent further deterioration of these loans. UnionBancorp has an independent loan review function which is separate from the lending function and is responsible for the review of new and existing loans.
      The following table summarizes nonperforming assets and loans past due 90 days or more and still accruing for the previous five quarters.

	2006		2005

	Jun 30,	Mar 31,	Dec 31,	Sept 30,	Jun 30,

Non-accrual loans	$2,289	$2,785	$3,082	$2,397	$3,217
Loans 90 days past due and still accruing interest	517	567	922	1,329	618

Total nonperforming loans	2,806	3,352	4,004	3,726	3,835
Other real estate owned	1,390	536	203	194	669

Total nonperforming assets	$4.196	$3,888	$4,207	$3,920	$4,504

Nonperforming loans to total end of period loans	0.70%	0.82%	0.96%	0.92%	0.95%
Nonperforming assets to total end of period loans	1.04	0.96	1.01	0.97	1.11
Nonperforming assets to total end of period assets	0.64	0.59	0.62	0.59	0.68
      The level of nonperforming loans at June 30, 2006 decreased to $2,806 versus the $4,004 that existed as of December 31, 2005 and from $3,835 at June 30, 2005. The level of nonperforming loans to total end of period loans was 0.70% at June 30, 2006, as compared to 0.96% at December 31, 2005 and 0.95% at June 30, 2005. The reserve coverage ratio (allowance to nonperforming loans) was reported at 244.05% as of June 30, 2006 as compared to 208.84% as of December 31, 2005 and 238.83% as of June 30, 2005.
      Other Potential Problem Loans. UnionBancorp has other potential problem loans that are currently performing, but where some concerns exist as to the ability of the borrower to comply with present loan repayment terms. Excluding nonperforming loans and loans that management has classified as impaired, these other potential problem loans totaled $1,218 at June 30, 2006, as compared to $6,857 at June 30, 2005 and $2,879 at December 31, 2005. The classification of these loans, however, does not imply that management expects losses on each of these loans, but believes that a higher level of scrutiny and close monitoring is prudent under the circumstances. Such classifications relate to specific concerns for each individual borrower and do not relate to any concentration risk common to all loans in this group.
      Allowance for Loan Losses. At June 30, 2006, the allowance for loan losses was $6,848 or 1.70% of total loans as compared to $8,362 or 2.00% at December 31, 2005, and $9,159 or 2.26% at June 30, 2005. The decrease in the allowance was largely based on continued improvements in the quality of the loan portfolio, favorable loan loss experience and management’s beliefs regarding the probability and estimations of future losses inherent in the loan portfolio. In originating loans, UnionBancorp recognizes that credit losses will be experienced and the risk of loss will vary with, among other things, general economic conditions; the type of loan being made; the creditworthiness of the borrower over the term of the loan; and, in the case of a collateralized loan, the quality of the collateral for such a loan. The allowance for loan losses represents UnionBancorp’s estimate of the allowance necessary to provide for probable incurred losses in the loan portfolio. In making this determination, UnionBancorp analyzes the ultimate collectibility of the loans in its portfolio, incorporating feedback provided by internal loan staff, the independent loan review function, and information provided by examinations performed by regulatory agencies. UnionBancorp makes an ongoing evaluation as to the adequacy of the allowance for loan losses.
      On a quarterly basis, management reviews the adequacy of the allowance for loan losses. Commercial credits are graded by the loan officers and the Loan Review function validates the officers’ grades. In the event that the loan review function downgrades the loan, it is included in the allowance analysis at the lower grade. The grading system is in compliance with the regulatory classifications and the allowance is allocated to the loans based on the regulatory grading, except in instances where there are known differences (i.e., collateral value is nominal, etc.). To establish the appropriate level of the allowance, a sample of loans (including impaired and nonperforming loans) are reviewed and classified as to potential loss exposure.
      Based on an estimation computed pursuant to the requirements of Financial Accounting Standards Board (“FASB”) Statement No. 5, “Accounting for Contingencies,” and FASB Statements Nos. 114 and 118, “Accounting by Creditors for Impairment of a Loan,” the analysis of the allowance for loan losses consists of three components: (i) specific credit allocation established for expected losses resulting from analysis developed through specific credit allocations on individual loans for which the recorded investment in the loan exceeds its fair value; (ii) general portfolio allocation based on historical loan loss experience for each loan category; and (iii) subjective reserves based on general economic conditions as well as specific economic factors in the markets in which UnionBancorp operates.
      The specific credit allocation component of the allowance for loan losses is based on a regular analysis of loans over a fixed-dollar amount where the internal credit rating is at or below a predetermined classification. The fair value of the loan is determined based on either the present value of expected future cash flows discounted at the loan’s effective interest rate, the market price of the loan, or, if the loan is collateral dependent, the fair value of the underlying collateral less cost of sale.
      The general portfolio allocation component of the allowance for loan losses is determined statistically using a loss migration analysis that examines historical loan loss experience. The loss migration analysis is performed quarterly and loss factors are updated regularly based on actual experience. The general portfolio allocation element of the allowance for loan losses also includes consideration of the amounts necessary for concentrations and changes in portfolio mix and volume.
      The allowance for loan losses is based on estimates, and ultimate losses will vary from current estimates. These estimates are reviewed monthly, and as adjustments, either positive or negative, become necessary, a corresponding increase or decrease is made in the provision for loan losses. The composition of the loan portfolio has not significantly changed since year-end 2004. The methodology used to determine the adequacy of the allowance for loan losses is consistent with prior years, and there were no reallocations.
      Management remains watchful of credit quality issues. Should the economic climate deteriorate from current levels, borrowers may experience difficulty, and the level of nonperforming loans, charge-offs and delinquencies could rise and require further increases in the provision.

Liquidity
      UnionBancorp manages its liquidity position with the objective of maintaining sufficient funds to respond to the needs of depositors and borrowers and to take advantage of earnings enhancement opportunities. In addition to the normal inflow of funds from core-deposit growth together with repayments and maturities of loans and investments, UnionBancorp utilizes other short-term funding sources such as brokered time deposits, securities sold under agreements to repurchase, overnight federal funds purchased from correspondent banks and the acceptance of short-term deposits from public entities, and Federal Home Loan Bank advances.
      UnionBancorp monitors and manages its liquidity position on several bases, which vary depending upon the time period. As the time period is expanded, other data is factored in, including estimated loan funding requirements, estimated loan payoffs, investment portfolio maturities or calls, and anticipated depository buildups or runoffs.
      UnionBancorp classifies all of its securities as available-for-sale, thereby maintaining significant liquidity. UnionBancorp’s liquidity position is further enhanced by structuring its loan portfolio interest payments as monthly and by the significant representation of retail credit and residential mortgage loans in UnionBancorp’s loan portfolio, resulting in a steady stream of loan repayments. In managing its investment portfolio, UnionBancorp provides for staggered maturities so that cash flows are provided as such investments mature.
      UnionBancorp’s cash flows are comprised of three classifications: cash flows from operating activities, cash flows from investing activities, and cash flows from financing activities. Cash flows provided by operating activities and investing activities offset by those used in financing activities, resulted in a net increase in cash and cash equivalents of $5,907 from December 31, 2005 to June 30, 2006.
      During the first six months of 2006, UnionBancorp experienced net cash in flows of $3,931 in operating activities due to negative provision and net income and $16,854 in investing activities largely due to the decrease in net loans and securities. In contrast, net cash outflow of $14,878 in financing activities primarily due to a decrease in deposits and borrowed funds.

Contractual Obligations, Commitments, Contingencies, and Off-Balance Sheet Financial Instruments
      UnionBancorp has entered into contractual obligations and commitments and off-balance sheet financial instruments. The following tables summarize UnionBancorp’s contractual cash obligations and other commitments and off balance sheet instruments as of June 30, 2006.

	Payments Due by Period

	Within			After
Contractual Obligations	1 Year	1-3 Years	4-5 Years	5 Years	Total

Short-term debt	$8,824	$—	$—	$—	$8,824
Long-term debt	—	224	—	—	224
Certificates of Deposit	233,681	70,547	618	2,526	307,372
Series B Mandatory redeemable Preferred stock	—	831	—	—	831
FHLB Advances	10,100	20,400	16,200	—	46,700

Total contractual cash obligations	$252,605	$92,002	$16,818	$2,526	$363,951

	Amount of Commitment Expiration per Period

	Within			After
Off-Balance Sheet Financial Instruments	1 Year	1-3 Years	4-5 Years	5 Years	Total

Lines of credit	$89,058	$4,130	$1,287	$16,714	$111,189
Standby letters of credit	7,764	792	—	—	8,556

Total commercial commitments	$96,822	$4,922	$1,287	$16,714	$119,745

Capital Resources
      Stockholders’ Equity. UnionBancorp is committed to managing capital for maximum shareholder benefit and maintaining strong protection for depositors and creditors. Stockholders’ equity at June 30, 2006 was $65,304, a decrease of $771 or 1.2%, from December 31, 2005. The decrease in stockholders’ equity was the result of the dividends paid to shareholders and a decrease in accumulated other comprehensive income partially offset by net income for the period. Average quarterly equity as a percentage of average quarterly assets was 9.94% at June 30, 2006, compared to 10.39% at December 31, 2005. Book value per common share equaled $17.31 at June 30, 2006 compared to $17.23 at December 31, 2005.

      Stock Repurchase. On May 2, 2003, the Board of Directors approved a stock repurchase plan whereby UnionBancorp may repurchase from time to time up to 5% of its outstanding shares of common stock in the open market or in private transactions over an 18 month period. On September 23, 2004, the Board of Directors extended UnionBancorp’s stock repurchase program through May 2, 2006. On June 16, 2005, the Board of Directors amended the repurchase plan to enable UnionBancorp to acquire an additional 5% of its outstanding shares of common stock in the open market or in private transactions. On March 16, 2006, the Board of Directors approved an additional 5% stock repurchase program that begins when the existing plan is completed. Under the revised plan, UnionBancorp can repurchase approximately 188,000 shares of its outstanding shares of common stock. Under the terms of the plan, UnionBancorp is able to repurchase, from time to time, up to 5% of its outstanding shares of common stock in the open market or in private transactions. Purchases are dependent upon market conditions and the availability of shares. The extension of the repurchase program enables UnionBancorp to optimize its use of capital relative to other investment alternatives and benefits both UnionBancorp and the shareholders by enhancing earnings per share and return on equity. During the quarter ending June 30, 2006, no shares were repurchased and to date, UnionBancorp has repurchased 364,879 shares at a weighted average cost of $21.16.
      Capital Measurements. UnionBancorp is expected to meet a minimum risk-based capital to risk-weighted assets ratio of 8%, of which at least one-half (or 4%) must be in the form of Tier 1 (core) capital. The remaining one-half (or 4%) may be in the form of Tier 1 (core) or Tier 2 (supplementary) capital. The amount of loan loss allowance that may be included in capital is limited to 1.25% of risk-weighted assets. The ratio of Tier 1 (core) and the combined amount of Tier 1 (core) and Tier 2 (supplementary) capital to risk-weighted assets for UnionBancorp was 12.4% and 13.7%, respectively, at June 30, 2006. UnionBancorp is currently, and expects to continue to be, in compliance with these guidelines.
      The following table sets forth an analysis of UnionBancorp’s capital ratios:

		December 31,		Minimum	Well
	June 30,			Capital	Capitalized
	2006	2005	2004	Ratios	Ratios

Tier 1 risk-based capital	$61,130	$60,546	$63,347
Tier 2 risk-based capital	6,144	6,266	6,067

Total capital	67,274	66,812	69,414
Risk-weighted assets	491,503	501,342	485,325
Capital ratios
Tier 1 risk-based capital	12.4%	12.1%	13.0%	4.00%	6.00%
Tier 2 risk-based capital	13.7	13.3	14.3	8.00	10.00
Leverage ratio	9.4	9.0	9.5	4.00	5.00

Impact of Inflation, Changing Prices, and Monetary Policies
      The financial statements and related financial data concerning UnionBancorp have been prepared in accordance with U.S. generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary effect of inflation on the operations of UnionBancorp is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, changes in interest rates have a more significant effect on the performance of a financial institution than do the effects of changes in the general rate of inflation and changes in prices. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. Interest rates are highly sensitive to many factors which are beyond the control of Union, including the influence of domestic and foreign economic conditions and the monetary and fiscal policies of the United States government and federal agencies, particularly the Federal Reserve Board.

Recent Regulatory and Accounting Developments
      In February, 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments — An Amendment of FASB Statement No. 133 and 140” (“SFAS 155”). SFAS 155 simplifies the accounting for certain hybrid financial instruments that contain an embedded derivative that otherwise would have required bifurcation. SFAS 155 also eliminates the interim guidance in FASB Statement No. 133, which provides that beneficial interest in securitized financial assets are not subject to the provisions of FASB Statement No. 133. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006, which for UnionBancorp will be as of the beginning of fiscal 2007. UnionBancorp does not believe that the adoption of SFAS 155 will have a significant effect on its financial statements as UnionBancorp does not have any hybrid financial instruments at this time.
      In March, 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets — An Amendment of FASB Statement No. 140” (“SFAS 156”). SFAS 156 requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. The statement permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. SFAS 156 is effective as of the beginning of the entity’s first fiscal year that begins after September 15, 2006. UnionBancorp is currently evaluating any potential impact of the adoption of this SFAS.
      In June, 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — An interpretation of FASB No. 109” (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation is effective for fiscal years beginning after December 15, 2006. UnionBancorp is currently evaluating the impact of the adoption of FIN 48, with respect to its results of operations, financial position and liquidity.

Legal Proceedings
      Neither UnionBancorp nor UnionBank are involved in any pending legal proceedings other than routine legal proceedings occurring in the normal course of business, which, in the opinion of management, in the aggregate, are not material to UnionBancorp’s consolidated financial condition.
Changes in and Disagreements with Accountants
      None.
Quantitative and Qualitative Disclosures about Market Risk
      Please refer to the discussion under the caption “Interest Rate Sensitivity Management” contained in the Section entitled “Business of UnionBancorp — Management’s Discussion and Analysis.”

Security Ownership of Certain Beneficial Owners and Management
      The following table sets forth certain information with respect to the beneficial ownership of UnionBancorp common stock at September 22, 2006, by each person known by UnionBancorp to be the beneficial owner of more than 5% of the outstanding common stock, by each of UnionBancorp’s current directors, executive officer, and by all of UnionBancorp’s current directors and executive officers as a group.
      The following table is based on information supplied to UnionBancorp by the directors, officers and stockholders described above. UnionBancorp has determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Shares of common stock subject to options that are either currently exercisable or exercisable within 60 days of September 22, 2006 are treated as outstanding and beneficially owned by the option holder for the purpose of computing the percentage ownership of the option holder. However, these shares are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The table lists applicable percentage ownership based on 3,742,851 shares outstanding as of September 22, 2006. Unless otherwise indicated, the address for each person listed below is 122 W. Madison Street, Ottawa, Illinois 61350.

	Amount and
	Nature of
	Beneficial		Percent
Name of Individual or Number of Individuals in Group	Ownership(1)(2)		of Class

5% Stockholders
UnionBank, as Trustee for the	304,732	(3)	8.1%
UnionBancorp, Inc. Employee Stock Ownership Plan (“ESOP”)
Wayne W. Whalen	851,951	(4)	22.3%
333 W. Wacker Drive, Suite 2100
Chicago, Illinois 60606
Jeffrey L. Gendell	371,300	(5)	9.9%
55 Railroad Avenue, 1st Floor
Greenwich, Connecticut 06830
Directors
Richard J. Berry	53,529	(6)	1.4%
Walter E. Breipohl	41,829		1.1%
Robert J. Doty	24,484		*
Dennis J. McDonnell	670,658	(7)	17.4%
I.J. Reinhardt, Jr.	35,800	(8)	1.0%
John A. Shinkle	28,540	(9)	*
Scott C. Sullivan	34,468	(10)	*
John A. Trainor	45,964	(11)	1.2%
Scott A. Yeoman	13,300		*
Other Named Executive Officers
Robert L. Davidson	5,733	(12)	*
Kurt R. Stevenson	21,419	(13)	*
All directors and executive officers as a group (11 persons)	975,724	(14)	24.2%

*	Indicates less than one percent.

(1)	The information contained in this column is based upon information furnished to us by the persons named above and the members of the designated group. Amounts reported include shares held directly as well as shares which are held in retirement accounts and shares held by members of the named individuals’ families or held by trusts of which the named individual is a trustee or substantial beneficiary, with respect to which shares the respective individual may be deemed to have sole or shared voting and/or investment power. The nature of beneficial ownership for shares shown in this column is sole voting and investment power, except as set forth in the footnotes below. Inclusion of shares shall not constitute an admission of beneficial ownership or voting and investment power over included shares.

(2)	Amounts shown include shares obtainable as of September 22, 2006 (or obtainable within 60 days of September 22, 2006) through the exercise of options to purchase shares of common stock granted under UnionBancorp’s stock option plans as follows: Mr. Berry — 24,000 shares; Mr. Breipohl — 24,000 shares; Mr. Doty — 21,500 shares; Mr. McDonnell — 21,500 shares; Mr. Reinhardt — 23,500 shares; Mr. Shinkle — 21,500 shares; Mr. Sullivan — 21,500 shares; Mr. Trainor — 23,500 shares; Mr. Davidson — 100 shares; and Mr. Stevenson — 14,662 shares. Option holders have the sole power to exercise their respective options and would also be entitled to exercise sole voting and investment power over the shares issued upon the exercise of such options.

(3)	All of the shares held by the employee stock ownership plan are allocated to particular participants’ accounts and the employee stock ownership plan trustee has shared voting and no investment power over such shares.

(4)	Includes shares held by Mr. Whalen’s wife, Paula Wolff, Mr. Whalen’s children, the WPW Family Foundation and WPW Associates, L.P., a family limited partnership, with shared voting and investment power over such shares. The amount above also includes approximately 86,070 shares which are issuable upon the conversion of 1,381 shares of UnionBancorp, Inc. convertible preferred stock held by Mr. Whalen.

(5)	Jeffrey L. Gendell (“Gendell”) filed a Schedule 13G/ A dated February 14, 2006 reporting that as of December 31, 2005 Gendell, along with certain affiliates (Tontine Financial Partners, L.P. and Tontine Management, L.L.C.), collectively beneficially owned 371,300 shares of common stock, with sole voting and investment power over such shares. Gendell is located at 55 Railroad Avenue, 1st Floor, Greenwich, Connecticut 06830.

(6)	Includes 11,100 shares held in trusts for which Mr. Berry is a co-trustee, over which shares Mr. Berry has shared voting and investment power.

(7)	Includes shares held jointly by Mr. McDonnell and his wife over which voting and dispositive power is shared. Also includes shares held in trust for which Mr. McDonnell is trustee. The amount above also includes approximately 86,070 shares which are issuable upon the conversion of 1,381 shares of UnionBancorp, Inc. convertible preferred stock held by Mr. McDonnell. Mr. McDonnell’s address is 815 Jackson Avenue, River Forest, Illinois 60305.

(8)	Includes 6,000 shares held by Mr. Reinhardt jointly with his spouse, over which shares Mr. Reinhardt has shared voting and investment power.

(9)	Includes 400 shares held by members of Mr. Shinkle’s family. Mr. Shinkle has no voting or investment power over 100 of such shares and has shared voting and investment power over the remaining 300 shares. Also includes 4,061 shares held in trust for which Mr. Shinkle serves as trustee. Mr. Shinkle also has voting and investment power over 1,500 shares held in an investment club.

(10)	Includes 1,687 shares held by Mr. Sullivan jointly with his spouse and 1,000 shares held by members of Mr. Sullivan’s family, over which shares Mr. Sullivan has shared voting and investment power.

(11)	Includes 8,515 shares held solely by Mr. Trainor’s spouse, over which shares Mr. Trainor has no voting or investment power.

(12)	Includes 2,633 shares allocated to Mr. Davidson under the employee stock ownership plan.

(13)	Includes 425 shares held by Mr. Stevenson jointly with his spouse, over which shares Mr. Stevenson has shared voting and investment power. Also includes 642 shares held by Mr. Stevenson in his 401(k) plan and 5,690 shares allocated to Mr. Stevenson under the employee stock ownership plan.

(14)	Footnotes (2) and (6) through (13) are incorporated herein.

Executive Compensation
      Summary Compensation. The following table shows the compensation earned last year for Mr. Yeoman and for the last three fiscal years for Mr. Stevenson:
SUMMARY COMPENSATION TABLE

	Annual Compensation				Long Term Compensation

					Awards		Payouts

						Securities
				Other	Restricted	Underlying
Name and				Annual	Stock	Options/	LTIP	All Other
Principal			Bonus	Compensation	Award(s)	SARs	Payouts	Compensation
Position	Year	Salary ($)	($)	($)(4)	($)	(#)(1)	($)	($)

Scott A. Yeoman(2)	2005	$120,859	$44,000	—	—	10,000	—	$351(2)
President and Chief Executive Officer
Kurt R. Stevenson(3)	2005	$144,500	$28,900	—	—	5,000	—	$10,749(3)
Senior Executive	2004	$137,500	$22,688	—	—	—	—	$9,235(3)
Vice President and	2003	$110,000	$16,500	—	—	—	—	$6,040(3)
Chief Financial Officer

(1)	All options vest 50% in the 4th and 5th years on or about the anniversary of the date of grant.

(2)	UnionBancorp was not required to disclose Mr. Yeoman’s salary information with respect to his compensation prior to 2005.

(3)	Represents the dollar value of allocations under our employee stock ownership plan in the amount of $3,836 for 2005, $4,409 for 2004 and $2,354 for 2003, premiums for split dollar life insurance of $225 for 2005, $206 for 2004 and $155 for 2003 and $6,687 of 401(k) employer contributions for 2005, $4,620 for 2004 and $3,531 for 2003.

(4)	Perquisites that do not exceed the lower of $50,000 or 10% of salary and bonus in the aggregate in any year for a named executive officer are not disclosed in the table in accordance with Securities and Exchange Commission rules.
      Stock Option Information. The following table sets forth certain information concerning the number and value of stock options granted in the last fiscal year to Messrs. Yeoman and Stevenson:
OPTION GRANTS IN LAST FISCAL YEAR

Individual Grants

						Potential Realizable
						Value at Assumed Annual
						Rates of Stock Price
						Appreciation for Option
						Term

(a)	(b)		(c)	(d)	(e)	(f)	(g)

			% of Total
			Options
	Options		Granted to	Exercise or
	Granted		Employees in	Base Price	Expiration
Name	(#)(1)		Fiscal Year	($/Sh)	Date	5% ($)	10% ($)

Scott A. Yeoman	10,000	(2)	33%	$20.30	06/16/15	$127,666	$323,530
Kurt R. Stevenson	5,000	(2)	17%	$20.30	06/16/15	$63,833	$161,765

(1)	All options vest 50% in the 4th and 5th years on or about the anniversary of the date of grant.

(2)	Represents qualified options granted on June 16, 2005.

      The following table sets forth certain information concerning the exercisable and nonexercisable stock options at December 31, 2005 held by Messrs. Yeoman and Stevenson:
AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTIONS VALUES

			Number of Securities		Value of Unexercised
	Shares		Underlying Unexercised		In-the- Money
	Acquired on		Options at FY-End (#)		Options at FY-End ($)(1)
	Exercise	Value
Name (#)	(#)	Realized($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Scott A. Yeoman	—	—	—	10,000	$—	$10,000
Kurt R. Stevenson	—	—	6,944	7,718	$51,315	$24,824

(1)	The dollar amounts under these columns are the result of theoretical calculations at 5% and 10% rates under applicable Securities and Exchange Commission rules and, therefore, are not intended to forecast possible future appreciation, if any, in the common stock.
Director Compensation
      Each UnionBancorp non-employee director was paid a fee of $1,000 for each board meeting attended and $250 for each committee meeting attended. In addition, each non-employee director was paid an annual retainer of $2,500, and the audit committee chairman was paid an additional annual retainer of $1,000. Each of UnionBancorp’s non-employee directors may also receive an annual grant of options to purchase shares of common stock under the UnionBancorp, Inc. 2003 Stock Option Plan. The UnionBancorp, Inc. 2003 Stock Option Plan provides for annual formula grants to each of UnionBancorp’s directors of options to purchase shares of common stock with an exercise price of not less than 100% of the then current market price of the common stock on the date of the grant. Such options become exercisable over five years. During 2005, each UnionBancorp non-employee director was granted options to purchase 2,500 shares of common stock at a price of $21.15 per share. The options vest pro rata over a five year period and terminate on December 15, 2015.
Employee Benefit Plans
      Employee Stock Ownership Plan. UnionBancorp’s Employee Stock Ownership Plan covers all full-time employees who have completed six months of service and have attained the minimum age of twenty and one-half years. Vesting in the plan is based on years of service. A participant is fully vested after seven years of credited service. As of September 22, 2006, the plan owned 310,020 shares of UnionBancorp common stock. All shares held by the plan have been allocated to plan participants.
      401(k) Plan. Effective January 1, 1999, UnionBancorp established a 401(k) salary reduction plan covering substantially all employees. Eligible employees may elect to make tax deferred contributions within IRS guidelines. UnionBancorp contributes to all eligible parties; under the provisions of its safe harbor plan.
      Stock Option Plans. In April 1993, UnionBancorp adopted the UnionBancorp 1993 Stock Option Plan (“the 1993 Option Plan). A total of 490,206 shares were issued pursuant to stock options issued to employees and outside directors under the 1993 Option Plan. The 1993 Option Plan was terminated on April 12, 2003.
      In 1999, UnionBancorp adopted the UnionBancorp, Inc. Non-qualified Stock Option Plan (the “1999 Option Plan”). Under the 1999 Option Plan, nonqualified options may be granted to employees and eligible directors of UnionBancorp and its subsidiary to purchase UnionBancorp common stock at 100% of the fair market value on the date the option is granted. UnionBancorp has authorized 50,000 shares for issuance under the 1999 Option Plan. During 1999, 40,750 of these shares were granted and are 100% fully vested. The options have an exercise period of ten years from the date of grant. There are 9,250 shares available to grant under the 1999 Option Plan.
      In April 2003, UnionBancorp adopted the UnionBancorp 2003 Stock Option Plan (the “2003 Option Plan”). Under the 2003 Option Plan, nonqualified options, incentive stock options, and/or stock appreciation rights may be granted to employees and outside directors of UnionBancorp and its subsidiary to purchase the UnionBancorp common stock at an exercise price to be determined by the 2003 Option Plan’s administrative committee. Pursuant to the 2003 Option Plan, 200,000 shares of UnionBancorp’s unissued common stock have been reserved and are authorized for issuance upon the exercise of options and rights granted under the 2003 Option Plan. The options have an exercise period of ten years from the date of grant. There are 92,500 shares available to grant under the 2003 Option Plan.
Transactions with Management
      Several of UnionBancorp’s directors and executive officers (including their affiliates, families and companies in which they are principal owners, officers or directors) were loan customers of, and had other transactions with, UnionBancorp and its subsidiaries in the ordinary course of business. These loans and lines of credit were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for transactions with other persons and did not involve more than the normal risk of collectibility or present other unfavorable features. During 2005, UnionBancorp paid approximately $94,579 to the law firm of Myers, Berry, O’Conor & Kuzma, Ltd. for legal services. Richard J. Berry, a director of UnionBancorp, is a principal of that firm.
      Financial and other information relating to UnionBancorp is set forth in UnionBancorp’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, UnionBancorp’s 2005 Annual Report on Form 10-K, UnionBancorp’s Proxy Statement for its 2006 annual meeting filed with the Securities and Exchange Commission on March 24, 2006, and UnionBancorp’s Current Reports on Form 8-K filed during 2006, copies of which may be obtained from UnionBancorp as indicated under “Where You Can Find More Information” on page 164.
BUSINESS OF CENTRUE FINANCIAL
General
      Centrue Financial, a Delaware corporation, is a financial holding company registered under the Bank Holding Company Act of 1956. At June 30, 2006, Centrue Financial had consolidated assets of $634.5 million, deposits of $462.3 million and stockholders’ equity of $43.3 million. Centrue Financial’s primary business activity is acting as the holding company for Centrue Bank, a state chartered commercial bank. Beginning on February 25, 2005, Centrue Financial’s common stock has been listed on the Nasdaq National Market System under the symbol “TRUE.” Prior to February 25, 2005, it was traded on the American Stock Exchange under the symbol “CFF”. On October 9, 2003, Centrue Financial acquired Aviston Financial Corporation. At the time of the acquisition, Aviston Financial had approximately $96.5 million in total assets. Subsequent to the acquisition, the remaining corporation changed its name to Centrue Financial Corporation. On March 5, 2004, Centrue Financial acquired Parish Bank and Trust Company in Momence Illinois, a community bank with approximately $21 million in total assets. On April 8, 2005, Centrue Financial acquired Illinois Community Bancorp, Inc., a bank holding company in Effingham, Illinois with approximately $30 million in total assets. Centrue Financial also opened a new branch in the growing Fairview Heights market in May 2005 and has announced plans to continue to open additional branches in and near its current markets over the next few years. In March 2006, Centrue Financial relocated its headquarters to Fairview Heights, Illinois.
      Centrue Bank was initially chartered as an Illinois state savings and loan association in 1885. Centrue Bank converted to a federally chartered savings and loan association in 1937 and changed its name to Kankakee Federal Savings Bank in connection with its conversion to stock form in 1992. Centrue Bank changed its name to KFS Bank, F.S.B., as of December 1, 2002. Upon the acquisition of Aviston Financial in October 2003, Centrue Bank merged into the State Bank of Aviston, became a state chartered commercial bank and changed its name to Centrue Bank. Centrue Bank has one subsidiary, Centrue Service Corp., and its wholly-owned subsidiary, Centrue Insurance Agency, Inc., which engage in the business of providing securities brokerage services and insurance and annuity products to its customers. It is anticipated that

Centrue Service Corp. and Centrue Insurance Agency, Inc. will be dissolved in connection with the merger of Centrue Bank and UnionBank.
      Centrue Financial’s focus is to serve residential and small businesses from south suburban Chicago, Illinois, to metropolitan St. Louis, Missouri with a wide array of financial services. Centrue Financial is principally engaged in originating commercial business, commercial real estate, mortgage, consumer, multi-family, and construction loans, and attracting deposits from the general public. Centrue Financial also offers debit card services, on-line banking and bill payment services and, on an agency basis through Centrue Service Corp. and a relationship with a third party, securities brokerage services and insurance and annuity products to Centrue Financial’s customers.
      Since 2003, Centrue Financial has recruited new management, strengthened its policies and procedures and worked to clean up inherited asset quality issues. In addition to the Aviston, Parish and Illinois Community Bank transactions, Centrue Financial has opened new branches in Bradley, Dwight and Fairview Heights, Illinois as well as a loan production office in Plainfield, Illinois to broaden its geographic presence. Centrue Financial has recruited experienced bankers to generate new business and add depth to the management team. Management continues to emphasize providing excellent customer service while striving to meet its growth objectives and profitability goals. Centrue Financial is organized into four geographic regions, each led by its own regional president and management team. Each regional president has responsibility for staffing, loans, deposits and pricing in his or her respective region. Also, certain operational and decision making activities have been transferred to the regional level in order to improve efficiency, competitiveness and overall customer service. Centralized operations, including accounting, remain at Centrue Financial’s former headquarters in Kankakee. Management believes this organizational structure has allowed Centrue Financial to maintain its community focus, and improve customer service and efficiency, while growing Centrue Financial’s asset base.
      Centrue Financial’s executive offices are located at 303 Fountains Parkway, Fairview Heights, Illinois 62208 and its telephone number at that address is (618) 624-1323.

Properties
      The following table sets forth information concerning the main office and each branch office of Centrue Bank. At June 30, 2006, Centrue Financial’s premises had an aggregate net book value of approximately $22.7 million.

	Year	Owned or
Location	Opened(1)	Leased	Lease Expiration Date

Main Office
310 S. Schuyler Avenue	1958	Owned	N/A
Kankakee, Illinois
Full Service Branches
Main Street and U.S. 45	1977	Owned	N/A
Ashkum, Illinois
101 S. Page Street	2003	Owned	N/A
Aviston, Illinois
680 S. Main Street	1974	Owned	N/A
Bourbonnais, Illinois
980 N. Kinzie Avenue	1998	Owned	N/A
Bradley, Illinois
180 N. Front Street	1998	Leased	July 24, 2010
Braidwood, Illinois
1001 S. Neil Street	1992	Owned	N/A
Champaign, Illinois
100 S. Broadway	1998	Leased	July 24, 2010
Coal City, Illinois
660 S. Broadway	1998	Owned	N/A
Coal City, Illinois
1275 E. Division Street	1998	Owned	N/A
Diamond, Illinois
317 W. Waupansie Street	2003	Leased	November 30, 2009
Dwight, Illinois
302 W. Mazon Avenue	1987	Owned	N/A
Dwight, Illinois
1300 N. Keller Dive	2005	Owned	N/A
Effingham, Illinois
303 Fountains Parkway	2005	Owned	N/A
Fairview Heights, Illinois
654 N. Park Road	1998	Owned	N/A
Herscher, Illinois
310 Section Line Road	1975	Owned	N/A
Manteno, Illinois
29 N. Dixie Highway	2004	Owned	N/A
Momence, Illinois
122 Gladiolus Ave	2004	Owned	N/A
Momence, Illinois
18001 Main Street	2003	Owned	N/A
St. Rose, Illinois
1708 S. Philo Road	1998	Owned	N/A
Urbana, Illinois
Loan Production Office
24001 West Lockport Suite A	2005	Leased	September 30, 2011(2)
Plainfield, Illinois

(1)	Year opened refers to the year in which the current facility opened or was acquired.

(2)	Centrue Financial has the option to cancel this lease on September 30, 2008.
Management’s Discussion and Analysis

Comparison of Operating Results for the Years Ended December 31, 2005, 2004, and 2003

Overview
      Centrue Financial is the holding company for Centrue Bank. All references to Centrue Financial in the following discussion include Centrue Bank and Centrue Bank’s wholly-owned service corporation, Centrue Service Corporation (“CSC”), unless indicated otherwise. In October 2003, Kankakee Bancorp, Inc. merged with Aviston Financial Corporation and subsequent to the merger, the remaining corporation changed its name to Centrue Financial Corporation. At the time of the merger, Aviston Financial had approximately $96.5 million in total assets. The subsidiary banks were merged to form Centrue Bank, a state-chartered commercial bank. On March 5, 2004, Centrue Financial acquired Parish Bank and Trust Co. located in Momence, Illinois. At the time of the acquisition, Parish had approximately $21 million in total assets. On April 8, 2005, Centrue Financial acquired Illinois Community Bancorp, Inc., located in Effingham, Illinois. At the time of the acquisition, Illinois Community had approximately $29.9 million in total assets. Centrue Financial also opened a new branch in the growing Fairview Heights market in May 2005 and has announced plans to open additional branches in the St. Louis Metro East area over the next few years.
      Centrue Financial completed its second full year as Centrue Financial in 2005. Since the 2003 merger, a new experienced management team has been assembled by Thomas A. Daiber, who joined Centrue Financial as CEO during the merger. Virtually every senior officer position has been filled with a new executive. During 2005, Centrue Financial made significant progress in cleaning up the asset quality issues it inherited in 2003 and has reduced nonperforming loans by 66% from its peak in June 2004. Through the addition of a Chief Credit Officer and implementation of sound lending policies and practices, Centrue Financial’s asset quality has continued to improve. Following the expected liquidation of two large nonperforming assets in 2006, management expects Centrue Financial’s asset quality measurements to be at peer group levels.
      While operating as one significant business unit, Centrue Financial has a regional president for each of its four operating regions that has responsibility for managing the daily activity within each respective market. Management believes that customer service is enhanced through its practice of empowering its employees to make decisions while serving the customer. Centrue Financial continues to work to improve its operational efficiency and profitability while continuing to implement its previously announced strategy to expand within its markets and surrounding communities. During 2005, Centrue Financial entered two new markets and significantly expanded its presence in a third. As a result, the staffing level of Centrue Financial increased by thirty four full time equivalents during the year primarily due to the addition of the staff at the acquired Effingham location and due to staffing of the new Fairview Heights branch as well as the new loan production office in Plainfield. We also added management depth during 2005 with the addition of an experienced Chief Operating Officer and new managers for the mortgage, consumer lending, operations and compliance departments.
      Net income decreased 11.7% to $4.1 million in 2005 compared to record income of $4.6 million in 2004. The results for 2005 included costs associated with a data processing conversion, expenses related to stock options, the opening of the new Fairview Heights branch, the acquisition and integration of Illinois Community Bank in Effingham and other merger and acquisition activity. Assets grew 4.8% from $611.9 million at the end of 2004 to $641.5 million at the end of 2005.
      Centrue Financial has had an aggressive capital management plan over the last four years. As part of this strategy, Centrue Financial made open market purchases of its own stock totaling 1,045,335 common shares of stock at a total cost of $23.8 million. Centrue Financial repurchased 167,224 common shares at a total cost of $3.2 million ($19.15 per share) in 2002, 466,540 shares of stock at a total cost of $9.3 million ($19.95 per share) in 2003, 232,706 shares of stock at a total cost of $6.5 million ($27.99 per share) in 2004 and an additional 178,865 shares of stock at a total cost of $4.8 million ($26.93 per share) in 2005. Centrue Financial executed a 2 for 1 stock split in the form of a dividend during October of 2003. All references in this discussion to the prices and number of shares have been adjusted for this split. In addition, Centrue Financial is continuously evaluating balance sheet opportunities to augment and leverage its capital base to maximize stockholders’ return on equity. Centrue Financial will continue to evaluate opportunities in 2006 in an effort to enhance earnings.
      Centrue Financial’s results of operations are dependent primarily on net interest income, which is the difference, or “spread”, between the interest income earned on its loans and investments and its cost of funds, consisting of interest paid on its deposits and on borrowed funds. Centrue Financial’s operating expenses principally consist of employee compensation and benefits, occupancy, marketing and other general and administrative expenses. Centrue Financial’s results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities.

Mission and Goals
      Centrue Financial’s mission is to be the premier bank serving the communities between Chicago, Illinois and St. Louis, Missouri with a return on equity within the upper quartile of our peer group. Our regional banking philosophy is to support and empower our employees to provide superior customer service.
      In seeking to accomplish this mission, management has adopted a business strategy designed to accomplish a number of goals, including:

•	increase return on equity and increase stockholders’ value;

•	maintain Centrue Bank’s capital at a level that exceeds regulatory requirements;

•	attain a high level of asset quality;

•	manage Centrue Financial’s exposure to changes in market interest rates;

•	maximize Centrue Financial’s net interest margin; and

•	to the extent available, take advantage of loan and deposit growth opportunities in Centrue Financial’s principal market areas.
      Centrue Financial has attempted to achieve these goals by focusing on a number of areas, including:

•	management of Centrue Financial’s capital to enhance stockholders’ value;

•	employment of experienced and dedicated officers and employees;

•	enhancement of controls over asset quality by employment of a chief credit officer and credit administration staff;

•	installation of an incentive compensation program for every employee based upon attainment of Company and individual objectives;

•	implementation of a sales management process to deepen existing customer relationships and to attract new customers from within our markets;

•	investment in new technology and item processing services to improve delivery of services to customers;

•	establishment of regional banking centers with a local regional president;

•	expansion of Centrue Financial’s geographic presence through strategic acquisitions and de novo branches;

•	the origination of commercial real estate, consumer, commercial business, and, multi-family and construction loans;

•	forming strategic alliances for ancillary banking services such as trust, brokerage and credit card services designed to enhance product offerings for customers while increasing efficiency;

•	providing high quality service to enhance customer loyalty; and

•	offering a variety of financial products and services to serve as comprehensively as practicable the financial needs of families and community businesses in its market areas.

Critical Accounting Policies
      In the ordinary course of business, Centrue Financial has made a number of estimates and assumptions relating to the reporting of results of operations and financial condition in preparing its financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ significantly from those estimates under different assumptions and conditions. Centrue Financial believes the following discussion, including the allowance for loan losses, goodwill, real estate held for sale, mortgage servicing rights and deferred taxes, addresses Centrue Financial’s most critical accounting policies, which are those that are most important to the portrayal of Centrue Financial’s financial condition and results and require management’s most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.
      Allowance for Loan Losses — The allowance for loan losses is a material estimate that is particularly susceptible to significant changes in the near term and is established through a provision for loan losses. The allowance is based upon past loan experience and other factors which, in management’s judgment, deserve current recognition in estimating loan losses. The evaluation includes a review of all loans on which full collectibility may not be reasonably assured. Other factors considered by management include the size and character of the loan portfolio, concentrations of loans to specific borrowers or industries, existing economic conditions and historical losses on each portfolio category. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties, which collateralize loans. Management believes it uses the best information available to make such determinations. If circumstances differ substantially from the assumptions used in making determinations, future adjustments to the allowance for loan losses may be necessary and results of operations could be affected. While Centrue Financial believes it has established its existing allowance for loan loses in conformity with accounting principles generally accepted in the United States of America, there can be no assurance that regulators, in reviewing Centrue Bank’s loan portfolio, will not request an increase in the allowance for loan losses. Because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that increases to the allowance will be necessary if loan quality deteriorates.
      Goodwill — Costs in excess of the estimated fair value of identified net assets acquired through purchase transactions are recorded as an asset by Centrue Financial. This amount was originally amortized into expense on a straight-line basis assuming a life of twenty years. Effective January 1, 2002, Centrue Financial ceased amortization in accordance with newly adopted accounting standards generally accepted in the United States of America. Centrue Financial performed an initial impairment assessment as of January 1, 2002 and annual impairment assessments as of September 30. No impairment of goodwill was identified as a result of these tests. In making these impairment assessments, management must make subjective assumptions regarding the fair value of Centrue Financial’s assets and liabilities. It is possible that these judgments may change over time as market conditions or Company strategies change, and these changes may cause Centrue Financial to record impairment charges to adjust the goodwill to its estimated fair value.
      Real Estate Held for Sale — Real estate held for sale is recorded at the property’s fair value less estimated cost to sell at the date of foreclosure (cost). Initial valuation adjustments, if any, are charged against the allowance for loan losses. Property is evaluated to ensure the recorded amount is supported by its current fair value. Subsequent declines in estimated fair value are charged to expense when incurred.
      Mortgage Servicing Rights — Centrue Financial recognizes as a separate asset the rights to service mortgage loans for others. The value of mortgage servicing rights is amortized in relation to the servicing revenue expected to be earned. Mortgage servicing rights are periodically evaluated for impairment based upon the fair value of those rights. Estimating the fair value of the mortgage servicing rights involves judgment, particularly of estimated prepayments speeds of the underlying mortgages serviced. Net income could be affected if management’s assumptions and estimates differ from actual prepayments.
      Deferred Income Taxes — Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Deferred tax assets are also recognized for operating loss and tax credit carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets to an amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.
      The above listing is not intended to be a comprehensive list of all Centrue Financial’s accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States of America, with no need for management’s judgment in their application. There are also areas in which management’s judgment in selecting any available alternative would not produce a materially different result.

Economic Climate
      During 2005, interest rates continued to rise at a rapid pace. For the second straight year, the Federal Open Market Committee (“the FOMC”) increased the federal funds target 200 basis points from 2.25% at the beginning of the year, up to 4.25% at the end of the year. Additionally, the Wall Street Journal prime rate increased from 5.25% to 7.25% by the end of 2005. In January 2006, the FOMC increased the federal funds rate an additional 25 basis points, which in turn caused a 25 basis point increase in the prime rate. The federal funds rate is the rate at which financial institutions borrow from each other, while the prime rate is one of the rates at which banks lend money to their customers. Of Centrue Financial’s commercial loans at December 31, 2005, approximately 36.9% are tied to the prime rate and immediately reprice. The increase in rates should continue to have a positive impact on Centrue Bank’s ability to generate interest income on commercial loans, however, the increase in rates also places pressure on interest bearing liabilities. At the beginning of 2006, the slope of the U.S. Treasury yield curve has flattened and is slightly inverted. Centrue Financial expects to continue to see net interest margin pressure due to the fact that long-term rates have remained largely unchanged while short-term rates have increased 200 basis points during 2005.

Results of Operations
      Centrue Financial’s results of operations depend primarily on the level of its net interest and non-interest income and its control of operating expenses. Net interest income depends upon the volume of interest-earning assets and interest-bearing liabilities and the interest rate earned from or paid on them.

      Net Interest Income Analysis. The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. All average balances are monthly average balances. Non-accruing loans have been included in the table as loans carrying a zero yield.

	Year Ended December 31, 2005			Year Ended December 31, 2004			Year Ended December 31, 2003

	Average	Interest		Average	Interest		Average	Interest
	Outstanding	Earned/	Yield/	Outstanding	Earned/	Yield/	Outstanding	Earned/	Yield/
	Balance	Paid	Rate	Balance	Paid	Rate	Balance	Paid	Rate

	(Dollars in thousands)
Interest-earning assets:
Loans receivable(1)	$434,367	$26,857	6.18%	$433,406	$24,955	5.76%	$366,305	$23,523	6.42%
Investment securities(2)	123,863	5,240	4.23%	108,825	4,424	4.07%	75,088	3,554	4.73%
Other interest-earning assets	7,340	198	2.70%	12,037	119	0.99%	49,296	313	0.63%
FHLB stock	4,181	177	4.23%	3,462	214	6.18%	2,929	195	6.66%

Total interest-earning assets	569,751	32,472	5.70%	557,730	29,712	5.33%	493,618	27,585	5.59%

Other assets	62,318			52,308			45,080

Total assets	$632,069			$610,038			$538,698

Interest-bearing liabilities:
Time deposits	$253,847	7,499	2.95%	$261,473	6,467	2.47%	$243,629	7,564	3.10%
Savings deposits	94,206	644	0.68%	90,580	560	0.62%	78,450	860	1.10%
Interest Bearing Demand deposits	93,934	1,321	1.41%	92,698	780	0.84%	83,001	792	0.95%

Total interest bearing deposits	441,987	9,464	2.14%	444,751	7,807	1.76%	405,080	9,216	2.28%
Borrowings	79,820	3,600	4.51%	63,991	2,843	4.44%	62,115	2,780	4.48%

Total interest-bearing liabilities	521,807	13,064	2.50%	508,742	10,650	2.09%	467,195	11,996	2.57%

Non-interest bearing demand deposits	62,785			52,654			33,719
Other liabilities	3,448			4,039			3,700

Total liabilities	588,040			565,435			504,614

Stockholders’ equity	44,029			44,603			34,084

Total liabilities and stockholders’ equity	$632,069			$610,038			$538,698

Net interest income		$19,408			$19,062			$15,589

Net interest rate spread			3.20%			3.24%			3.02%
Net earning assets	$47,944			$48,988			$26,424

Net yield on average interest-earning assets (net interest margin)			3.41%			3.42%			3.16%
Average interest-earning assets to average interest-bearing liabilities		109.19%			109.63%			105.66%

(1)	Calculated on a tax-equivalent basis assuming a 35% tax rate, including loans held for sale, and net of deferred loan fees, loan discounts, loans in process and the allowance for loan losses. Includes net loan fees of $447, $276, and $142 for 2005, 2004, and 2003, respectively.

(2)	Calculated on a tax-equivalent basis assuming a 35% tax rate.

      The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the increase related to higher outstanding balances and that due to the levels of interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to: (i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume).
      For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

	Year Ended December 31,			Year Ended December 31,
	2005 vs. 2004			2004 vs. 2003

	Increase (Decrease)			Increase (Decrease)
	Due to		Total	Due to		Total
			Increase			Increase
	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)

	(Dollars in thousands)
Interest earning assets:
Loans receivable	$30	$1,872	$1,902	$4,024	$(2,595)	$1,429
Investment securities	631	185	816	1,425	(555)	870
Other interest-earning assets	(38)	117	79	(315)	124	(191)
Federal Home Loan Bank stock	39	(76)	(37)	33	(14)	19

Total interest-earning assets	$662	$2,098	$2,760	$5,167	$(3,040)	$2,127

Interest bearing liabilities:
Certificate accounts	$(194)	$1,226	$1,032	$530	$(1,627)	$(1,097)
Savings deposits	23	61	84	118	(418)	(300)
Interest Bearing Deposits	9	532	541	87	(99)	(12)
Borrowings	678	79	757	83	(20)	63

Total interest-bearing liabilities	$516	$1,898	$2,414	$818	$(2,164)	$(1,346)

Net interest income			$346			$3,473

Comparison of Operating Results for 2005 to 2004
      General. Net income was $4.1 million, or $1.73 per share (diluted), for the year ended December 31, 2005 compared to $4.6 million, or $1.85 per share (diluted), for the year ended December 31, 2004. The 11.7% decrease in net income occurred primarily due to an increase in noninterest expenses of $2.9 million, partially offset by increases in net interest income of $285,000, noninterest income of $1.2 million, as well as decreases in the provision for loan losses of $549,000 and income tax expense of $337,000. The results for 2005 included costs associated with a data processing conversion, expenses related to stock options, the opening of the new Fairview Heights branch, the acquisition and integration of Illinois Community Bank in Effingham and other merger and acquisition activity.
      Net Interest Income. Tax equivalent net interest income was $19.4 million for the year ended December 31, 2005, an increase of $346,000, or 1.5%, compared to 2004. Tax equivalent net interest income increased primarily due to an increase in interest income of $2.8 million or 9.2%, partially offset by an increase in interest expense of $2.4 million or 22.7%. The increase in interest income resulted from an increase in the average balance of interest-earning assets of $12.0 million as well as an increase of 37 basis points in the average rate of interest on interest earning assets. The increase in interest expense resulted primarily from an increase in the average rate of interest on interest-bearing liabilities of 41 basis points, as well as an increase in the average balance of interest-bearing liabilities of $13.1 million. During 2005 the FOMC increased interest rates by 200 basis points. This increase raised short-term interest rates as well as the prime rate which was the primary driving force in the increase in the rates for both the interest earning assets and the interest bearing liabilities.

      Interest Income. Tax equivalent interest income totaled $32.5 million for 2005, an increase of $2.8 million or 9.3%, as compared to $29.7 million for 2004. This resulted from a $12.0 million increase in average interest-earning assets from $557.7 million during 2004 to $569.7 million during 2005, as well as an increase in the yield earned on interest-earning assets from 5.33% during 2004 to 5.70% during 2005.
      Tax equivalent interest on loans was $26.9 million for 2005, an increase of $1.9 million, or 7.6%, as compared to 2004. This was primarily attributable to an increase in the yield on loans from 5.76% during 2004 to 6.18% during 2005, as well as an increase of $961,000 in average outstanding loans. The increase in yields on loans resulted from an increase in overall interest rates, including the prime rate which resulted in loans repricing to higher interest rates during 2005.
      Tax equivalent interest earned on investment securities and other interest-earning assets and dividends on Federal Home Loan Bank of Chicago (“FHLB”) stock totaled $5.6 million for 2005, compared to $4.8 million for 2004. This represented an increase of 18.0% during 2005. The increase was primarily due to a rise in average yield on these assets from 3.83% in 2004 to 4.15% in 2005, as well as an increase in the average balance of these assets from $124.3 million in 2004 to $135.4 million in 2005. The overall increase in average yields was primarily due to variable rate securities repricing due to increases in overall interest rates.
      Interest Expense. Interest expense was $13.1 million for 2005, $2.4 million or 22.7% more than in 2004. This was due to an increase in average rates to 2.50% for 2005 from 2.09% for 2004, as well as an increase of $13.1 million in the average balance of interest-bearing liabilities to $521.8 million for 2005 compared to $508.7 million for 2004.
      During 2005, average interest bearing deposits decreased by $2.8 million, to $442.0 million for 2005, compared to $444.8 million for 2004. The rate paid on interest bearing deposits increased 38 basis points to 2.14% from 1.76%. The increase in the average cost of deposits was due to the higher interest rate environment, partially offset by a continued focus by Centrue Financial to shift to lower yielding deposits. Certificate of deposit accounts decreased $7.6 million from 2004 to 2005 and the ratio of certificate of deposit accounts to total interest bearing deposits decreased from 58.8% in 2004 to 57.4% in 2005. The decrease in average balances was primarily due to the focus by Centrue Financial to reduce higher yielding deposits, partially offset by balances acquired in the Illinois Community acquisition that occurred in April of 2005.
      Interest expense on borrowings was $3.6 million for 2005, $757,000 or 26.6% more than in 2004. The increase in interest expense on borrowings was primarily due to an increase in average balances of $15.8 million from $64.0 million in 2004 to $79.8 million in 2005, as well as an increase in the average rate of 7 basis points from 4.44% in 2004 to 4.51% in 2005. The increase in the average balance was primarily due to an increase in the average balance of customer repurchase agreements of $9.8 million.
      Provision for Loan Losses. Centrue Financial recorded a $651,000 provision for loan losses during 2005 compared to a $1.2 million provision during 2004. Charge-offs during 2005 decreased to $2.7 million from $3.6 million during 2004. Recoveries during 2005 increased to $822,000 from $295,000 in 2004. The ratio of net charge-offs to average outstanding loans dropped to 0.44% in 2005 from 0.77% in 2004. The decrease in the provision for loan losses was primarily due to a decrease in nonperforming loans as well as lower net charge-offs. The new management team has worked diligently over the past two years to reduce the level of nonperforming loans. This effort has resulted in the reduction of net charge offs and nonperforming loans in 2005. Management has implemented a new asset quality program in an effort to ensure that Centrue Financial is adequately reserved for loan losses. In line with the improvements garnered as a result of the asset quality program, it was determined that Centrue Financial could lower the provision for loan losses for 2005.
      The allowance for loan losses is maintained at a level believed adequate by management to absorb probable losses in the loan portfolio. Management’s methodology to determine the adequacy of the allowance for loan losses considers specific credit reviews, past loan loss experience, current economic conditions and trends, and the volume, growth and composition of the loan portfolio. Based upon Centrue Financial’s quarterly analysis of the adequacy of the allowance for loan losses, considering remaining collateral of loans with more than a normal degree of risk, historical loan loss percentages and economic conditions, it is management’s belief that the $4.5 million allowance for loan losses at December 31, 2005 was adequate.

However, there can be no assurance that the allowance for loan losses will be adequate to cover all future losses.
      Each credit on Centrue Financial’s internal loan “watch list” is evaluated periodically to estimate potential losses. In addition, minimum loss estimates for each category of watch list credits are provided for based on management’s judgment which considers past loan loss experience and other factors. For installment and real estate mortgage loans, specific allocations are based on past loss experience adjusted for recent portfolio growth and economic trends. The total of the estimated loss exposure resulting from the analysis is considered the allocated portion of the allowance for loan losses. The amounts specifically provided for individual loans and pools of loans are supplemented by an unallocated portion of the allowance for loan losses. This unallocated amount is determined based on management’s judgment which considers, among other things, the risk of error in the specific allocations, other potential exposure in the loan portfolio, economic conditions and trends, and other factors. Further information is included in the asset quality section of this disclosure.
      The allowance for loan losses is charged when management determines that the prospects of recovery of the principal of a loan have significantly diminished. Subsequent recoveries, if any, are credited to the allowance for loan losses. All installment loans that are 90 to 120 days past due are charged off monthly unless the loans are insured for credit loss or where scheduled payments are being received. Real estate mortgage loans are written down to fair value upon foreclosure. Commercial and other loan charge-offs are made based on management’s on-going evaluation of non-performing loans.
      The following is a summary of certain asset quality information at December 31, 2005 and 2004:

	December 31,

	2005	2004

	(Dollars in thousands)
Total loans	$441,327	$424,854
Total assets	641,523	611,983
Allowance for loan losses	4,486	5,475
Net loan charge-offs	1,895	3,352
Nonperforming loans	3,823	6,991
Nonperforming assets	5,532	10,035
Net loan charge-offs as a percentage of average loans	0.44%	0.77%
Nonperforming assets to total assets	0.86%	1.64%
Allowance for loan losses to gross loans	1.02%	1.29%
Allowance for loan losses to nonperforming loans	117.34%	78.31%
      The Company will continue to report and monitor the adequacy of the allowance for loan losses based on management’s analysis of its loan portfolio and general economic conditions.
      Noninterest Income. Noninterest income increased $1.2 million for 2005 to $7.2 million, compared to $6.0 million for 2004. The 20.3% increase in noninterest income was the result of an increase of $1.5 million in fee income, offset by decreases of $283,000 in gain on sales of loans and a $127,000 decrease in gain on sale of real estate held for sale. The increase in fee income during 2005 was the result of the implementation of a new overdraft protection program that began in June of 2004. The decrease in the gain on sale of loans was primarily due to a lower volume of loan originations during 2005, including loans that the Company sold during 2004 in order to reduce interest rate risk in the mortgage loan portfolio. Additionally, the 2004 results included a gain on the sale of the credit card portfolio of $127,000. The gain on sale of loans for 2005 was primarily generated from new mortgage loan originations.
      Noninterest Expenses. Noninterest expenses were $20.0 million for 2005, as compared to $17.1 million for 2004. This represented an increase of $2.9 million or 17.1%. The increase in noninterest expenses primarily resulted from increases in compensation and benefits of $1.9 million, occupancy expenses of $203,000, furniture and equipment of $381,000, legal and professional fees of $184,000 and other expenses of $268,000.

The acquisition of Illinois Community contributed increases of $411,000 in compensation and benefits, $93,000 in occupancy expense, $73,000 in furniture and equipment expense and $231,000 in other expense. The remaining $1.5 million increase in compensation and benefits was primarily due to the addition of key personnel, the addition of personnel upon the opening of the Fairview Heights location, as well as merit increases from 2004 to 2005. The remaining $110,000 increase in occupancy expense was primarily due to the opening of the Fairview Heights, Illinois office. The remaining $308,000 increase in furniture and equipment was primarily due to the write-down of $420,000 of fixed assets and prepaid expenses related to the Company’s former data processing system which became obsolete after the conversion to Jack Henry and Associates’ Silverlake system in June of 2005, partially offset by reduced furniture and equipment expenses for the remaining portion of the year. Legal and professional fees increased primarily due to the Company’s merger and acquisition activity.
      Income Taxes. Income tax expense was $1.5 million for 2005, as compared to $1.8 million for 2004. The Company’s effective tax rate was 26.7% for 2005 and 28.3% for 2004. These decreases were the result of the decrease in pre-tax income, as well as an increase in non-taxable income resulting from an increase in municipal investment income. A summary of the significant tax components is provided in Note 12 of the Notes to Consolidated Financial Statements included with the historical financial statements of Centrue Financial beginning on page F-46.

Comparison of Operating Results for 2004 to 2003
      General. Net income was $4.6 million, or $1.85 per share (diluted), for 2004 compared to $1.0 million, or $0.49 per share (diluted), for 2003. The 346.9% increase in net income occurred primarily due to an increase in net interest income of $3.3 million, a decrease of $2.9 million in provision for loan losses, and an increase in noninterest income of $301,000 offset by an increase in noninterest expenses of $1.2 million, as well as an increase in income taxes of $1.7 million.
      Net Interest Income. Net interest income was $18.7 million for 2004, an increase of $3.3 million, or 21.1%, during 2004 compared to 2003. Net interest income increased primarily due to an increase in interest income of $1.9 million or 7.0% as well as a decrease in interest expense of $1.3 million or 11.2%. The increase in interest income resulted from an increase in the average balance of interest-earning assets of $64.1 million, partially offset by a decrease of 26 basis points in the average rate of interest on interest earning assets. The decrease in interest expense resulted primarily from the decrease in the average rate of interest on interest-bearing liabilities of 48 basis points, which was partially offset by an increase in the average balance of interest-bearing liabilities of $41.5 million. During 2004, the interest rate environment shifted higher beginning at the end of the second quarter of the year and continued higher throughout the end of 2004. This increase raised short-term interest rates as well as the prime rate and had a positive effect on net interest income during the second half of 2004.
      Interest Income. Tax equivalent interest income totaled $29.7 million for 2004, an increase of $2.1 million or 7.7%, as compared to $27.6 million for 2003. This resulted from a $64.1 million increase in average interest-earning assets from $493.6 million during 2003 to $557.7 million during 2004, partially offset by a decrease in the yield earned on interest-earning assets from 5.59% during 2003 to 5.33% during 2004.
      Tax equivalent interest on loans was $25.0 million for 2004, an increase of $1.5 million, or 6.1%, as compared to 2003. This was primarily attributable to an increase of $67.1 million in average outstanding loans as well as a decrease in the yield on loans from 6.42% during 2003 to 5.76% during 2004. The decrease in yields on loans resulted from loans repricing to lower interest rates during 2003 and early 2004.
      Tax equivalent interest earned on investment securities and other interest-earning assets and dividends on FHLB stock totaled $4.8 million for 2004, compared to $4.1 million for 2003. This represented an increase of 17.2% during 2004. This was primarily due to an increase in average yield on these assets from 3.19% in 2003 to 3.83% in 2004, which was partially offset by a decrease in the average balance of these assets from $127.3 million in 2003 to $124.3 million in 2004. The overall increase in average yields was primarily due to Centrue Financial shifting lower yielding federal funds sold to higher yielding investment securities.

      Interest Expense. Interest expense was $10.7 million for 2004, $1.3 million or 11.2% less than in 2003. This was due to a decrease in average rates to 2.09% for 2004 from 2.57% for 2003, which was partially offset by an increase of $41.5 million in the average balance of interest-bearing liabilities to $508.7 million for 2004 compared to $467.2 million for 2003.
      During 2004, average interest bearing deposits increased by $39.7 million, to $444.8 million for 2004, compared to $405.1 million for 2003. The rate paid on interest bearing deposits decreased 52 basis points to 1.76% from 2.28%. The decrease in the average cost of deposits was due to the lower interest rate environment as well as a continued focus by Centrue Financial to shift to lower yielding deposits. The increase in average balances was primarily due to the Aviston Financial merger that occurred in October of 2003 and the Parish acquisition that occurred in March of 2004.
      During both 2004 and 2003, $2.8 million of Centrue Financial’s interest expense related to borrowings. While interest expense on borrowed funds remained constant, the average balance of borrowed funds increased$1.9 million from $62.1 million in 2003 to $64.0 million in 2004. The increase in the average balance was partially offset by a decrease of four basis points in the average interest rate on borrowed funds to 4.44% in 2004 from 4.48% in 2003.
      Provision for Loan Losses. Centrue Financial recorded a $1.2 million provision for loan losses during 2004 compared to a $4.1 million provision during 2003. Charge-offs during 2004 decreased to $3.6 million from $6.2 million during 2003. Recoveries during 2004 decreased to $295,000 from $632,000 in 2003. The ratio of net charge-offs to average outstanding loans was 0.77% in 2004 and 1.53% in 2003. The decrease in the provision for loan losses was primarily due to the higher amount of net charge-offs taken during 2003 compared to 2004. The majority of the charge-offs taken in 2004 had previously been reserved for during 2003 and prior years.
      Noninterest Income. Noninterest income increased $301,000 for 2004 to $6.0 million, compared to $5.7 million for 2003. The 5.3% increase in noninterest income was the result of an increase of $1.5 million in fee income, offset by decreases of $385,000 in gain on sales of loans, $478,000 in gain on sale of branch, and a $247,000 decrease in other income. The increase in fee income during 2004 was the result of an overall restructuring of fees to be more competitive with other local banks as well as the implementation of a new overdraft protection program that began in June of 2004. The decrease in the gain on sale of loans was primarily due to the large amount of mortgage refinancing that took place in 2003 as a result of the low interest rate environment. The gain on sale of loans for 2004 was primarily generated from new mortgage loan originations. The gain on sale of branch in 2003 was due to Centrue Financial selling a branch in Hoopeston, Illinois. The decrease in other income was due to several immaterial changes.
      Noninterest Expenses. Noninterest expenses were $17.1 million for 2004, as compared to $15.9 million for 2003. This represented an increase of $1.2 million or 7.4%. The increase in noninterest expenses primarily resulted from increases in compensation and benefits of $645,000, furniture and equipment of $425,000, and other expenses of $201,000. These increases were partially offset by a decrease in legal and professional fees of $224,000. The increases in compensation and benefits, furniture and equipment, and other expenses were primarily due to additional personnel and locations resulting from the Aviston Financial merger which occurred in October 2003. Legal and professional fees decreased due to legal costs incurred in 2003 relating to Centrue Financial’s name change and fees relating to merger and acquisition activity which were not allowed to be capitalized.
      Income Taxes. Income tax expense was $1.8 million for 2004, as compared to $106,000 for 2003. Centrue Financial’s effective tax rate was 28.3% for 2004 and 9.3% for 2003. These increases were the result of the increase in pre-tax income, partially offset by an increase in non-taxable income resulting from an increase in municipal investment income as well as the reduction in the valuation allowance for deferred taxes. The valuation allowance for deferred taxes was reduced due to the Companies belief that net operating losses for state income taxes will be realized prior to their expiration date.
      Financial Condition. Total assets increased by $29.6 million or 4.8% to $641.5 million at December 31, 2005, from $611.9 million at December 31, 2004. The increase in total assets was due primarily to the acquisition of Illinois Community Bank with specific increases in cash and cash equivalents of $5.0 million, net loans of $9.6 million, loans held for sale of $8.0 million, office properties and equipment of $4.3 million and, goodwill of $2.0 million, offset by a decrease in real estate held for sale of $1.3 million.

Lending Activities
      General. The principal lending activity of Centrue Financial is to offer financial services to our commercial, consumer and residential customers located in our primary market areas. These financial services include 1-4 family residential, multi-family, commercial business, commercial real estate, consumer loans and all types of construction loans. In addition, to increase overall profitability and to diversify our portfolio, we continue to focus our loan growth rate on commercial and commercial real estate lending which will move us to be more in line with our commercial banking peers. From time to time, Centrue Financial has also utilized loan purchases to supplement loan originations.
      Net loans increased by $9.5 million or 2.3% to $428.5 million at December 31, 2005 from $419.0 million at December 31, 2004. Loans held for sale increased to $8.4 million at December 31, 2005 from $416,000 at December 31, 2004. The increase in net loans and loans held for sale was primarily attributable to the acquisition of Illinois Community as well as new loan originations, partially offset by paydowns on previously existing loans. During the last few years, Centrue Financial has re-focused its loan efforts on the commercial portfolio and as a result experienced a high volume of commercial related loan originations. Centrue Financial expects to continue to focus on increasing the commercial and commercial real estate loan portfolio during 2006.
      Loan Composition. The following table provides information concerning the composition of Centrue Financial’s loan portfolio in dollar amounts and in percentages (before deductions for deferred fees and discounts and allowances for loan losses) as of the dates indicated. Loans held for sale are included in one-to-four family real estate loans.

	December 31,

	2005		2004		2003		2002		2001

	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent

	(Dollars in thousands)
Real Estate Loans:
One-to-four family	$170,803	38.68%	$175,640	41.32%	$212,578	48.97%	$228,623	58.39%	$247,435	62.20%
Multi-family	8,274	1.88	15,655	3.68	16,461	3.79	13,672	3.49	11,983	3.01
Commercial	131,365	29.75	101,516	23.88	77,142	17.77	56,589	14.45	48,543	12.20
Construction and Development	34,274	7.76	28,731	6.76	26,173	6.03	20,243	5.17	19,884	5.00

Total real estate loans	344,716	78.07	321,542	75.64	332,354	76.56	319,127	81.50	327,845	82.41

Commercial loans	57,864	13.10	61,090	14.37	58,235	13.42	33,301	8.51	31,255	7.86

Consumer Loans:
Home equity	30,138	6.83	28,188	6.63	24,305	5.60	22,560	5.76	18,407	4.63
All other consumer	8,853	2.00	14,303	3.36	19,185	4.42	16,558	4.23	20,288	5.10

Total consumer loans	38,991	8.83	42,491	9.99	43,490	10.02	39,118	9.99	38,695	9.73

Total loans	441,571	100.00%	425,123	100.00%	434,079	100.00%	391,546	100.00%	397,795	100.00%

Less:
Deferred fees and discounts	244		269		565		505		470
Allowance for loan losses	4,486		5,475		7,471		6,524		2,582

Total loans, net	$436,841		$419,379		$426,043		$384,517		$394,743

      As of December 31, 2005, the total amount of loans due after December 31, 2005 which had predetermined interest rates was $271.6 million, while the total amount of loans due after such date which had floating or adjustable interest rates was $170.0 million.

      As a state chartered commercial bank, the amount of loans Centrue Bank is permitted to make to any one borrower is generally limited to 25% of Centrue Bank’s unimpaired capital and surplus. At December 31, 2005, Centrue Bank’s regulatory loan-to-one borrower limit was $12.1 million. Additionally, as part of Centrue Bank’s loan policy and strategic plan Centrue Bank sets guidelines on the percentage of each type of loan for the loan’s portfolio. The concentrations of loans by type are regularly reviewed by the chief credit officer and by the loan committee. As of December 31, 2005, Centrue Bank did not have any concentrations in loan types that are not already disclosed.

Investment Activities
      Investment securities available-for-sale increased $427,000 to $125.2 million at December 31, 2005 compared to $124.8 million at December 31, 2004.
      The composition and maturities of the investment securities portfolio at December 31, 2005, are indicated in the following table, at amortized cost which excludes unrealized gains (losses) on securities available for sale.

	At December 31, 2005

	Less Than		1 to		5 to		Over
	1 Year		5 Years		10 Years		10 Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield

	(Dollars in thousands)
Securities available for sale
U.S. Treasury and government agency securities	$2,563	4.17%	$75,362	4.17%	$—	—%	$—	—%	$77,925	4.17%
Municipal bonds	1,015	3.63	6,079	3.30	16,399	3.17	—	—	23,493	3.18
Corporate bonds	—	—	2,060	4.26	—	—	—	—	2,060	4.26
Mortgage backed securities	63	8.00	3,147	4.21	1,349	4.96	14,653	5.42	19,212	5.15
Mutual funds and equity securities	779	4.62	—	—	—	—	—	—	779	4.62
Other securities	—	—	—	—	—	—	4,250	5.34	4,250	5.34

Total	$4,420	3.77%	$86,648	4.11%	$17,748	3.17%	$18,903	5.19%	$127,719	4.18%

      Office properties and equipment increased $4.3 million to $22.6 million at December 31, 2005 compared to $18.3 million at December 31, 2004. The increase was primarily attributable to the acquisition of Illinois Community as well as the completion of construction of a new branch office in Fairview Heights, Illinois, and various equipment upgrades.
      Goodwill increased $2.0 million to $14.4 million at December 31, 2005 compared to $12.4 million at December 31, 2004. The increase in goodwill was a result of the purchase of Illinois Community and represented the full amount of goodwill created in the transaction. Accounting for goodwill and the measurement of impairment is discussed in more detail in Note 1 of the Notes to Consolidated Financial Statements included beginning on page F-46.
      Real estate held for sale decreased $1.3 million to $1.7 million at December 31, 2005 compared to $3.0 million at December 31, 2004. The decrease in real estate held for sale was primarily attributable to the sale of a portion of Centrue Financial’s largest real estate owned property. Additionally, the amount of loans transferred to real estate held for sale decreased from $3.3 million in 2004 to $1.2 million in 2005.

Deposits
      Deposits increased by $12.1 million or 2.4% to $507.9 million at December 31, 2005, from $495.8 million at December 31, 2004. During 2004, Centrue Financial also began a sweep repurchase program which totaled $8.6 million at the end of 2004 and increased to $16.3 million at the end of 2005. While not considered deposits, the sweep repurchase program allows business customers to sweep their funds to interest bearing accounts while maintaining collateralized balances. The balances for the sweep repurchase program are included in short-term borrowings. During 2004 and 2005, Centrue Financial attempted to reduce higher rate interest-bearing liabilities in the face of intense competition in the various markets in which Centrue Financial operates and was able to increase checking and sweep accounts and decrease certificate of deposit accounts. In 2006, Centrue Financial will continue to look for ways to reduce its overall cost of funds, including pursuing lower rate deposits.
      The following table sets forth the composition of deposits and the percentage of each category to total deposits for the periods presented.

	December 31, 2005		December 31, 2004

	Amount	Percent	Amount	Percent

	(Dollars in thousands)
Noninterest bearing demand deposits	$67,982	13.38%	$53,919	10.88%
Interest bearing demand deposits	41,081	8.09	48,495	9.78
Savings and money market deposits	143,922	28.34	134,876	27.20
Time deposits $100,000 or more	73,017	14.37	61,274	12.36
Time deposits less than $100,000	181,914	35.82	197,213	39.78

Total deposits	$507,916	100.00%	$495,777	100.00%

Borrowings
      Centrue Financial utilizes borrowings primarily for three purposes. The first is to leverage Centrue Financial’s capital in order to generate additional net interest income. The second is the management of short term cash requirements. The third is to assist in funding acquisitions of other financial institutions. The decision to borrow money to leverage capital is based on several factors, including the current asset/liability mix, the regulatory capital position of Centrue Bank and the adequacy of available interest rate spreads subject to the limits established by Centrue Financial. Borrowings for leveraging purposes are derived from securities sold under agreements to repurchase and advances from the FHLB. Borrowings related to short term cash management are in the form of advances from the FHLB, customer repurchase agreements, and as required, federal funds purchased. As a member of the FHLB, Centrue Bank is authorized to apply for advances from the FHLB. Each FHLB credit program has its own interest rate, which may be fixed or variable, and range of maturities. The FHLB may prescribe the acceptable uses for these advances, as well as limitations on the size of the advances and repayment provisions. Borrowings related to funding acquisitions are in the form of notes payable from other financial institutions. Generally, these borrowings are short-term in nature.
      Short-term borrowings increased $12.8 million from $14.2 million in 2004 to $27.0 million in 2005. Short-term borrowings consist of overnight advances from the FHLB, customer sweep repurchase agreements, and federal funds purchased. The increase was due to an increase of $7.8 million of customer repurchase agreements and an increase in short-term FHLB borrowings of $10.7 million, partially offset by a $3.5 million decrease of federal funds purchased.
      Long-term borrowings increased $3.2 million from $55.5 million in 2004 to $58.7 million in 2005. Long-term borrowings consist of advances from the FHLB, notes payable, funds from securities sold under agreements to repurchase and junior subordinated debt owed to unconsolidated trusts (trust preferred securities). The increase in long-term borrowings was primarily due to an increase in borrowings from the FHLB of $12.6 million, partially offset by securities sold under agreements to repurchase which decreased $9.2 million.
      Stockholders’ equity on a per share basis increased by 4.7% from $18.19 at December 31, 2004, to $19.05 at December 31, 2005. Total stockholders’ equity decreased by $203,000 or 0.5% to $43.1 million at December 31, 2005. The decrease in stockholders’ equity was due mainly to common stock repurchases and a decrease in unrealized gains on available-for-sale securities. During 2005, Centrue Financial repurchased 178,865 shares of common stock at a total cost of approximately $4.8 million.

Asset Quality
      Centrue Financial’s asset quality management program, particularly with regard to loans, is designed to analyze potential risk elements and to support the growth of a profitable and high quality loan portfolio. The existing loan portfolio is monitored in a number of ways, including through Centrue Financial’s loan rating system. The loan rating system is also used to determine the adequacy of the allowance for loan losses. Centrue Financial’s loan analysis process proactively identifies, monitors and works with borrowers for whom there are indications of future repayment difficulties.
      Centrue Financial’s lending philosophy is to invest in loans in the communities served by its banking offices so it can effectively monitor and control risk. The majority of the loan portfolio is comprised of retail loans and loans to small-to-midsize businesses. The loan portfolio does not include any loans to foreign countries.
      Non-performing assets include foreclosed assets, loans that have been placed on non-accrual status, loans 90 days or more past due that continue to accrue interest and restructured troubled debt. During the year ended December 31, 2005, total non-performing assets decreased by $4.4 million, or 44.5%, to $5.6 million from $10.0 million at December 31, 2004. The decrease in nonperforming assets was mainly attributable to significant efforts over the past two years which resulted in the final resolution of several long-standing nonperforming loans.
      The following table represents the amount of loans that were on non-accrual, past due 90 days and still accruing and forgone interest for each of the last five fiscal years.

	December 31,

	2005	2004	2003	2002	2001

	(Dollars in thousands)
Non-accrual loans	$3,823	$6,769	$3,248	$6,834	$730
Loans past due 90 days and still accruing	—	222	2,232	3,439	391
Real estate held for sale	1,709	3,002	319	316	469
Troubled debt restructurings	35	42	281	480	611

Total nonperforming	$5,567	$10,035	$6,080	$11,069	$2,201

Interest income recognized on non-accrual loans and troubled debt restructurings	—	—	$199	$70	—
Foregone interest on non-accrual loans	$341	$520	$525	$387	$33
      Centrue Financial recognized large loan loss provisions of approximately 1% of total loans in both 2003 and 2002 on a group of commercial real estate and real estate development loans that were made in previous years. During 2003, Centrue Financial adopted a new loan policy and implemented new loan approval, documentation and monitoring processes. Centrue Financial also recruited and employed an experienced commercial lending team including three new regional presidents, each of whom is an experienced commercial lender, as well as three other seasoned commercial lenders. In 2004, Centrue Financial recruited a Chief Credit Officer to strengthen our monitoring of credit quality and the overall loan portfolio. His duties include responsibility for all credit administration activities and to oversee an independent review of new and existing loans in the portfolio. Centrue Financial management performs a quarterly analysis of the adequacy of the allowance for loan losses. Management classifies problem loans into one of four categories: Special Mention, Substandard, Doubtful, and Loss. During the year ended December 31, 2005, total adversely classified loans decreased by $8.8 million to $10.6 million from $19.4 million at December 31, 2004. This decrease was due in part to Centrue Financial’s implementation of an ongoing comprehensive loan review, as well as the adoption and implementation of a new comprehensive loan policy that has identified problem loans in a more timely manner. The new program was designed to assist management in focusing collection efforts in problem areas and is expected to continue to result in lower charge-offs. Classified loans began decreasing in 2004 and decreased dramatically during 2005. Centrue Financial will continue to work to reduce the volume of classified loans in 2006.

      Certain loans may require frequent management attention and are reviewed on a monthly or more frequent basis. Although payments on these loans may be current or less than 90 days past due, the borrowers presently have or have had a history of financial difficulties and management has a concern as to the borrowers’ ability to comply with the present loan payment terms. Management believes such loans present more than the normal risk of collectibility. As such, these loans may result in classification at some future point in time as nonperforming. At December 31, 2005, such loans amounted to approximately $9.7 million, as compared to $12.4 million at December 31, 2004.
      Analysis of Allowance for Loan Losses. The following table sets forth an analysis of Centrue Financial’s allowance for loan losses.

	Year Ended December 31,

	2005	2004	2003	2002	2001

	(Dollars in thousands)
Balance at beginning of period	$5,475	$7,471	$6,524	$2,582	$2,156
Charge-offs:
One-to-four family	158	—	—	2	—
Commercial real estate	143	1,333	1,134	—	28
Consumer	1,028	235	144	79	61
Commercial business	1,388	2,079	4,964	—	14

	2,717	3,647	6,242	81	103

Recoveries:
One-to-four family	8	14
Commercial real estate	451	110	583	—	1
Consumer	97	16	46	22	24
Commercial business	266	155	3	11	1

	822	295	632	33	26

Net charge-offs	(1,895)	(3,352)	(5,610)	(48)	(77)
Additions charged to operations	651	1,200	4,122	3,990	503
Additions through acquisitions	255	156	2,435	—	—

Balance at end of period	$4,486	$5,475	$7,471	$6,524	$2,582

Ratio of net charge-offs during the period to average loans outstanding during the period	0.44%	0.77%	1.53%	0.01%	0.02%

Ratio of net charge-offs during the period to average non-performing assets	41.52%	31.63%	110.06%	0.75%	3.07%

      The balance in the allowance for loan losses and the related amount charged to operations is based upon periodic evaluations of the loan portfolio by management. These evaluations consider several factors including, but not limited to, general economic conditions, loan portfolio composition, prior loan loss experience, and management’s estimate of future potential losses.
      Beginning in 2003, Centrue Financial undertook a comprehensive review of its loan procedures and implemented a new comprehensive loan policy. This process indicated the need for additional allocations of commercial related loans during 2004. During 2005, Centrue Financial again reviewed how it specifically allocated the allowance and made adjustments based upon its review of specific loans. The allowance for loan losses is a material estimate that is particularly susceptible to significant changes in the near term and is established through a provision for loan losses. The allowance is based upon past loan experience and other factors which, in management’s judgment, deserve current recognition in estimating loan losses. The evaluation includes a review of all loans on which full collectibility may not be reasonably assured. Other factors considered by management include the size and character of the loan portfolio, concentrations of loans to specific borrowers or industries, existing economic conditions and historical losses on each portfolio category. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties, which collateralize loans. Management establishes historical loss percentages and evaluates problem loans and adjusts allocations as necessary. Management believes it uses the best information available to make such determinations. If circumstances differ substantially from the assumptions used in making determinations, future adjustments to the allowance for loan losses may be necessary and results of operations could be affected. While Centrue Financial believes it has established its existing allowance for loan loses in conformity with accounting principles generally accepted in the United States of America, there can be no assurance that regulators, in reviewing Centrue Bank’s loan portfolio, will not request an increase in the allowance for loan losses. Because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that increases to the allowance will not be necessary if loan quality deteriorates. The following table represents the allocation of the allowance for loan losses by loan category.

	December 31,

	2005		2004		2003		2002		2001

		Percent of		Percent of		Percent of		Percent of		Percent of
		Each		Each		Each		Each		Each
		Category to		Category to		Category to		Category to		Category to
		Total		Total		Total		Total		Total
	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans

	(Dollars in thousands)
One-to-four family	$711	38.68%	$581	41.32%	$1,012	48.97%	$224	58.39%	$157	62.20%
Multi-family	220	1.88	76	3.68	197	3.79	7	3.49	6	3.01
Commercial real estate	1,139	29.75	1,877	23.88	2,455	17.77	3,212	14.45	933	12.20
Construction and development	728	7.76	284	6.76	1,673	6.03	1,403	5.17	532	5.00
Commercial	1,269	13.10	2,194	14.37	1,454	13.42	1,434	8.51	729	7.86
Consumer	310	8.83	348	9.99	336	10.02	244	9.99	225	9.73
Unallocated	109	—	114	—	344	—	—	—	—	—

Total	$4,486	100.00%	$5,474	100.00%	$7,471	100.00%	$6,524	100.00%	$2,582	100.00%

Asset/ Liability Management
      In an attempt to manage its exposure to changes in interest rates, management closely monitors Centrue Financial’s interest rate risk. Centrue Bank has a funds management committee that consists of the Chief Executive Officer, Chief Operating Officer, a Regional President, the Corporate Controller and Centrue Bank Controller. The committee meets monthly and reviews Centrue Bank’s interest rate risk position and evaluates its current asset/liability pricing and strategies. The committee adjusts pricing and strategies as needed and makes recommendations to Centrue Bank’s board of directors regarding significant changes in strategy. In addition, on a quarterly basis, the board reviews the Bank’s asset/liability position, including simulations of the effect on the Bank’s capital of various interest rate scenarios.
      Centrue Financial’s exposure to market risk is reviewed on a regular basis by the funds management committee. Interest rate risk is the potential of economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current fair market values. The Funds Management Committee generally uses three types of analysis in measuring and reviewing Centrue Financial’s interest rate sensitivity. These are Static GAP analysis, Dynamic Gap Analysis and Economic Value of Equity (“EVE”).
      The Static GAP analysis consists of examining the matching of assets and liabilities and the extent to which such assets and liabilities are “interest rate sensitive” and by monitoring an institution’s interest rate sensitivity gap. An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets anticipated, based upon certain assumptions, to mature or reprice within a specific time period and the amount of interest-bearing liabilities anticipated, based upon certain assumptions, to mature or reprice within that same time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive liabilities. During a period of rising interest rates, a positive gap would tend to result in an increase in net interest income while a negative gap would tend to adversely affect net interest income. During a period of falling interest rates, a positive gap would tend to adversely affect net interest income while a negative gap would tend to result in an increase in net interest income.
      The following condensed GAP report summarizing Centrue Financial’s interest rate sensitivity sets forth the interest rate sensitivity of Centrue Bank’s assets and liabilities at December 31, 2005. Except as stated below, the amounts of assets and liabilities shown which reprice or mature during a particular period are determined in accordance with the earlier of the term to repricing or maturity of the asset or liability. Based on Centrue Financial’s historical trends, interest bearing demand deposits, money market deposits, and savings deposits have been proven to be a very stable source of funds, even through interest rate fluctuations. Accordingly, Centrue Financial management believes these deposits are not 100% rate sensitive within the three months or less time frame. As a result, interest bearing demand and savings deposits have been allocated between the five repricing categories as follows: three months or less — 20%, after three through twelve months — 20%, after one through three years — 20%, after three through five years — 20%, and after five years  — 20%. Money market deposits have been allocated between the categories as follows: after three through twelve months — 50% and after one through three years — 50%. Certificate accounts are assumed to reprice at the date of contractual maturity.

	Maturing or Repricing

	1-3	4 Months	Over 1-3	Over 3-5	Over 5
	Months	to One Year	Years	Years	Years	Total

	Amount	Amount	Amount	Amount	Amount	Amount

Fixed rate one-to-four family (including commercial real estate and construction loans)	$7,911	$9,750	$29,055	$39,915	$122,192	$208,823
Adjustable rate one-to-four family (including commercial real estate and construction loans)	34,020	24,074	28,756	8,893	5,876	101,619
Construction & Development	28,269	1,079	1,107	1,590	2,229	34,274
Commercial business loans	20,194	8,898	12,135	8,801	7,836	57,864
Consumer loans	24,510	2,080	4,557	7,268	576	38,991
Investment securities and other	14,427	3,829	37,218	44,703	25,013	125,190
Federal Funds Sold, interest bearing due from banks, money market funds, and certificates of deposit	4,692	50	—	—	—	4,742

Total interest-earning assets	134,023	49,760	112,828	111,170	163,722	571,503

	Maturing or Repricing

	1-3	4 Months	Over 1-3	Over 3-5	Over 5
	Months	to One Year	Years	Years	Years	Total

	Amount	Amount	Amount	Amount	Amount	Amount

Savings deposits	17,627	17,627	17,627	17,627	17,626	88,134
Now and money market	8,216	36,110	36,110	8,216	8,217	96,869
Certificates under $100,000	39,485	69,290	64,180	8,959	—	181,914
Certificates of $100,000 or more	34,533	24,834	11,779	1,871	—	73,017
Borrowings	47,314	17,000	7,500	—	3,223	75,037

Total interest-bearing liabilities	147,175	164,861	137,196	36,673	29,066	514,971

Interest-earning assets less interest-bearing liabilities	$(13,152)	$(115,101)	$(24,368)	$74,497	$134,656	$56,532

Cumulative interest-rate sensitivity gap	$(13,152)	$(128,253)	$(152,621)	$(78,124)	$56,532

Cumulative interest-rate gap as a percentage of assets	(2.05)%	(20.00)%	(23.80)%	(12.18)%	8.81%

      Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as ARMs, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, prepayment and early withdrawal levels could deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their adjustable-rate debt may decrease in the event of an interest rate increase.
      The dynamic interest rate risk analysis calculates risk to net interest income under three different scenarios, including flat, upward and downward rate shifts. The analysis assumes that rates change over a 12 month time frame. The analysis calculates net interest spread, net interest margin, loan to deposit, cost of funds, ratio of earning assets and capital. The model assumes that as principal runs off, principal is reinvested into the same category. Other assumptions which are varied include: loan rates, investment yields and growth rates. This is accomplished using a simulation model. Modeling techniques encompass contractual maturity, prepayment assumptions covering interest rate increases and decreases and index-driven repricing characteristics. The model projects changes in net interest income over a one-year period should interest rates rise, fall or remain constant. These effects are analyzed assuming interest rate increases or decreases of 100, 200 and 300 basis points. The model also incorporates key assumptions involving Centrue Financial’s ability to control and direct deposit rates, particularly on non-maturity categories. As of December 31, 2005, the simulation model indicated that over a twelve month horizon if interest rates were to increase 100 basis points, net income would increase $303,000. If interest rates were to decrease 100 basis points, net income would decrease $220,000.
      The economic value of equity calculation uses information about Centrue Financial’s assets, liabilities and off-balance sheet items, market interest rate levels and assumptions about the behavior of the assets and liabilities, to calculate Centrue Financial’s equity value. The economic value of equity is the market value of assets minus the market value of liabilities, adjusted for off-balance sheet items divided by the market value of assets. The economic value of equity is then subjected to immediate and permanent upward changes of 300 basis points in market interest rate levels, in 100 basis point increments, and a downward change of 100 basis points. The resulting changes in equity value and net interest income at each increment are measured against pre-determined, minimum EVE ratios for each incremental rate change, as approved by the board in the interest rate risk policy.
      The following table presents Centrue Bank’s EVE ratios for the various rate change levels at December 31, 2005 and 2004:

	EVE Ratios

Changes in Interest Rates	2005	2004

300 basis point rise	7.60%	7.54%
200 basis point rise	7.43%	7.88%
100 basis point rise	7.33%	8.06%
Base rate scenario	6.86%	7.91%
100 basis point decline	5.24%	6.60%
      The preceding table indicates that at December 31, 2005, in the event of an immediate and permanent 100 basis point increase in prevailing market interest rates, Centrue Bank’s EVE ratio, would be expected to increase and that in the event of an immediate and permanent decrease in prevailing market interest rates, Centrue Bank’s EVE ratio would be expected to decrease.
      At December 31, 2005, the EVE increases in a rising rate scenario because Centrue Financial is asset sensitive and would have more interest earning assets repricing than interest-bearing liabilities. This effect is increased by periodic and lifetime limits on changes in rate on most adjustable-rate, interest-earning assets. The EVE decreases in a falling rate scenario because of the limits on Centrue Financial’s ability to decrease rates on some of its deposit sources, such as money market accounts and NOW accounts, and by the ability of borrowers to repay loans ahead of schedule and refinance at lower rates.
      The EVE ratio is calculated by Centrue Financial’s fixed income investment advisor, and reviewed by management, on a quarterly basis utilizing information about Centrue Financial’s assets, liabilities and off-balance sheet items, which is provided by Centrue Financial. The calculation is designed to estimate the effects of hypothetical rate changes on the EVE, utilizing projected cash flows, and is based on numerous assumptions, including relative levels of market interest rates, loan prepayments speeds and deposit decay rates. Actual changes in the EVE, in the event of market interest rate changes of the type and magnitude used in the calculation, could differ significantly. Additionally, the calculation does not account for possible actions taken by Funds Management to mitigate the adverse effects of changes in market interest rates.
      In managing its asset/liability mix, Centrue Financial, at times, depending on the relationship between long-term and short-term interest rates, market conditions and consumer preferences, may place somewhat greater emphasis on maximizing its net interest margin than on better matching the interest rate sensitivity of its assets and liabilities in an effort to improve its net income. While Centrue Financial does have some exposure to changing interest rates, management believes that Centrue Financial is positioned to protect earnings throughout changing interest rate environments and that Centrue Financial’s market risk is reasonable at this time.
      Centrue Financial currently does not enter into derivative financial instruments, including futures, forwards, interest rate risk swaps, option contracts, or other financial instruments with similar characteristics and Centrue Financial has no market risk sensitive instruments held for trading purposes. However, Centrue Financial is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers such as commitments to extend credit and letters of credit. Commitments to extend credit and letters of credit are not recorded as an asset by Centrue Financial until the commitment is accepted and funded or the letter of credit is exercised.

Liquidity and Capital Resources
      Centrue Financial’s primary sources of funds are deposits, proceeds from principal and interest payments on loans and on investment securities. While maturities and scheduled amortization of loans and investment securities are a predictable source of funds, deposit flows and mortgage loan prepayments are greatly influenced by general interest rates, economic conditions and competition. In a period of declining interest rates, mortgage loan prepayments generally increase. As a result, the proceeds from mortgage loan prepayments are invested in lower yielding loans or other investments which have the effect of reducing interest income. In a period of rising interest rates, mortgage loan prepayments generally decrease and the proceeds from such prepayments are invested in higher yielding loans or investments which would have the effect of increasing interest income.
      Centrue Financial’s liquidity, represented by cash and cash equivalents, is a result of its operating, investing and financing activities. The primary investing activities of Centrue Financial are the origination of loans, the purchase of investment securities, and, to a lesser extent, the purchase of loans and loan participations. Centrue Financial manages the investing activities primarily by investing in or selling loans and investment securities. During 2005, Centrue Financial acquired Illinois Community. This transaction was an investing activity that was not part of the day to day operations of Centrue Financial. All other transactions such as the purchase of fixed assets and the reinvestment of investment security maturities are common activities of Centrue Financial.
      Centrue Financial’s investing activities have a direct correlation to the financing activities. Factors that influence Centrue Financial’s financing activities involve the collection of deposits and advances and repayments of borrowings. Centrue Financial has the ability to borrow funds from the FHLB. Additionally, Centrue Financial has approximately $20 million available on a line of credit from a third party financial institution. The issuance or purchase of stock also has a direct effect on Centrue Financial’s financing activities. Additional financing activities that Centrue Financial may engage in include the purchase and issuance of common stock, as well as, the payment of dividends on common stock. During 2005, Centrue Financial repurchased 178,865 shares of its common stock.
      Centrue Financial maintains a certain level of cash and other liquid assets to fund normal volumes of loan commitments, deposit withdrawals and other obligations. The following table summarizes significant contractual obligations and other commitments at December 31, 2005 (in thousands):

	Time	Long-Term
Years Ended December 31,	Deposits	Borrowings(1)	Total

2006	$167,991	$16,341	$184,332
2007	61,937	31,449	93,386
2008	14,172	156	14,328
2009	5,101	10,165	15,266
2010	5,730	174	5,904
thereafter	—	438	438

Total	$254,931	$58,723	$313,654

Financial instruments whose contract amounts represent credit risk:
Commitment to originate loans			$3,787
Commitments to extend credit			56,873
Standby letters of credit			4,508

Total			$378,822

(1)	Fixed rate callable borrowings are included in the period of their modified duration rather than in the period in which they are due. Borrowings include fixed rate callable advances of $5 million and $2 million maturing in 2008 and 2011 which are callable in 2006. Trust preferred debentures of $10 million mature in both 2032 and 2034, but are callable in 2007 and 2009.
      Centrue Financial’s most liquid assets are cash, cash in banks and highly liquid, short-term investments. The levels of these assets are dependent on Centrue Financial’s operating, financing, lending and investing activities during any given period. Securities available-for-sale may also be utilized to meet liquidity needs. At December 31, 2005 and 2004, these liquid assets totaled $18.3 million and $13.3 million, respectively.
      Liquidity management for Centrue Financial is both a daily and long-term function of Centrue Financial’s management strategy. Excess funds are generally invested in short-term investments such as federal funds. In the event that Centrue Financial should require funds beyond its ability to generate them internally, additional sources of funds are available, including FHLB advances. At December 31, 2005, Centrue Financial had outstanding long-term borrowings totaling $58.7 million, of which $37.5 million were advances from the FHLB, $20.0 million were junior subordinated debt owed to unconsolidated trusts, and $1.2 million were funds from notes payable.
      At December 31, 2005, Centrue Financial had outstanding commitments to originate mortgage loans of $3.8 million, of which 95% were at fixed interest rates. These commitments provided that the loans would be secured by properties located, for the most part, in Centrue Financial’s primary market areas. Centrue Financial anticipates that it will have sufficient funds available to meet its current loan commitments. Certificates of deposit that were scheduled to mature in one year or less from December 31, 2005, totaled $168.0 million. Based upon the historically stable nature of Centrue Financial’s deposit base, management believes that a significant portion of such deposits will remain with Centrue Financial. Centrue Financial also had unused lines of credit provided to customers of $56.9 million at December 31, 2005.
      At December 31, 2005, Centrue Financial and Bank met all capital requirements as set by federal and state regulatory agencies. See Note 13 of the Notes to Consolidated Financial Statements and the discussion of Centrue Financial’s financial condition above.

Dividends
      The Federal Reserve Board’s policy is that a bank holding company should pay cash dividends only to the extent that its net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the holding company’s capital needs, asset quality and overall financial condition, and that it is inappropriate for a bank holding company experiencing serious financial problems to borrow funds to pay dividends. Furthermore, under certain circumstances, the Federal Reserve Board may prohibit a bank holding company from paying any dividends if a bank subsidiary of the holding company is classified under prompt corrective action as “undercapitalized”.
      Centrue Financial’s primary source for cash dividends is the dividends received from our subsidiary bank. Centrue Bank is subject to various regulatory policies and requirements relating to the payment of dividends, including requirements to maintain capital above regulatory minimums. Centrue Bank, in general, may not pay dividends in excess of its net profits. Centrue Bank declared and paid dividends totaling $10.4 million, $2.5 million and $1.9 million to Centrue Financial, its sole stockholder, during 2005, 2004 and 2003, respectively.
      Cash dividends in the total amount of $.075 and $.30 per share were paid by Centrue Financial during 2004 and 2003, respectively. Centrue Financial discontinued payment of its quarterly cash dividend in 2004 in an effort to focus on the repurchase of shares, as well as to strengthen the capital of Centrue Financial for possible future acquisitions. The payment of future dividends, if any, will depend primarily upon Centrue Financial’s earnings, financial condition and need for funds, as well as restrictions imposed by regulatory authorities regarding dividend payments and net worth requirements.

Comparison of Operating Results for the Three and Six Months Periods Ended June 30, 2006 and 2005.

Financial Condition
      Centrue Financial’s total assets were $634.5 million at June 30, 2006, a decrease of $7.0 million or 1.1%, from $641.5 million at December 31, 2005. Fluctuations in asset accounts were represented by an increase in net loans of $6.7 million and decreases in cash and cash equivalents of $3.4 million, investment securities of $4.0 million, loans held for sale of $5.2 million and real estate held for sale of $1.7 million.

      Net loans increased $6.7 million or 1.6% to $435.2 million from $428.5 million. Loan growth was partially offset by the payoff of a $4.0 million commercial credit which Centrue Financial decided not to renew under the previous terms of the note due to changes in the borrower’s financial condition and strategic plans and a $2.6 million payoff of a purchased loan participation.
      Cash and cash equivalents decreased $3.4 million and investment securities decreased $4.0 million, both of which were a result of meeting short-term liquidity needs. Loans held for sale declined $5.2 million as $4.8 million of loans were transferred to the regular mortgage loan portfolio. The decrease in real estate held for sale of $1.7 million was primarily due to the sale Centrue Financial’s largest real estate owned property.
      Deposits decreased $45.6 million to $462.3 million from $507.9 million at December 31, 2005. The net decrease in deposits was primarily attributable to a $43.6 million reduction in certificates of deposit over $100,000 as a result of a strategy of not being as aggressive in bidding on the renewal of these deposits in light of the availability of lower wholesale funding rates from other funding sources.
      Partially compensating for the deposit decline were increases in total borrowings of $39.4 million. This increase included gains in customer repurchase agreements, a deposit alternative, which increased $10.7 million and increases in total borrowings from the Federal Home Loan Bank of Chicago (FHLB) of $26.2 million.
      Stockholders’ equity increased slightly from $43.1 million to $43.3 million. There were 2,232,889 shares of common stock outstanding at June 30, 2006, compared to 2,262,939 shares at December 31, 2005. Equity per share of common stock increased by $0.33 to $19.38 at June 30, 2006 from $19.05 at December 31, 2005.

Asset Quality
      Centrue Financial’s asset quality management program, particularly with regard to loans, is designed to analyze potential risk elements and to support the growth of a high quality loan portfolio. The existing loan portfolio is monitored via Centrue Financial’s loan rating system. The loan rating system is used to assist in determining the adequacy of the allowance for loan losses. Centrue Financial’s loan analysis process allows us to proactively identify, monitor and work with borrowers for whom there are indications of future repayment difficulties. Centrue Financial’s lending philosophy is to invest in the communities served by its banking centers so that it can effectively monitor and control credit risk.
Table 1

	June 30	December 31
	2006	2005	Change

	(Dollars in thousands)
Non-accruing loans	$3,048	$3,823	$(775)
Accruing loans delinquent 90 days or more	—	—	—

Total nonperforming loans	3,048	3,823	(775)
Foreclosed assets	38	1,709	(1,671)
Troubled debt restructuring	44	35	(2)

Total nonperforming assets	$3,130	$5,567	$(2,448)

Allowance for loan losses to total loans	.97%	1.02%
Allowance for loan losses to nonperforming loans	140.88%	117.33%
Nonperforming loans to total loans	.69%	0.88%
Nonperforming assets to total loans and foreclosed property	.71%	1.28%
Nonperforming assets to total assets	.49%	0.87%
      Nonperforming loans decreased $775,000 from the end of 2005, while foreclosed assets decreased $1.7 million. The decline in the total nonperforming loans marks the 8th consecutive quarterly decline and it is attributable to Centrue Financial’s implementation of an ongoing comprehensive loan review as well as the adoption and implementation of a new loan policy that identifies problem loans in a timelier manner.

Management is in various stages of workout or liquidation with the remaining nonperforming loans. The drop in foreclosed assets came primarily from the sale of Centrue Financial’s largest real estate owned property.
      One measure of the adequacy of the allowance for loan losses is the ratio of the allowance for loan losses to total loans. The ratio of the allowance for loan losses to total loans was .97% and 1.02% at June 30, 2006 and December 31, 2005, respectively. The ratio of the allowance for loan losses to non-performing loans increased to 140.88% at June 30, 2006 compared to 117.33% at December 31, 2005. The increase in this ratio, which excludes foreclosed assets and restructured troubled debt, was the result of the $775,000 decrease in nonperforming loans.
      Centrue Financial’s Chief Credit Officer joined Centrue Financial in 2004 to strengthen the monitoring of credit quality and improve the credit quality of the overall loan portfolio. His duties include responsibility for all credit administration activities and to oversee an independent review of new and existing loans in the portfolio. Centrue Financial management performs a quarterly analysis of the adequacy of the allowance for loan losses. Problem loans are classified into one of four categories: Special Mention, Substandard, Doubtful, and Loss. Centrue Financial’s implementation of an ongoing comprehensive loan review, as well as the adoption and implementation of a new comprehensive loan policy has assisted management in identifying problem loans in a timely manner. The new program was designed to facilitate the focus of collection efforts in problem areas which should result in lower charge-offs. Classified loans began decreasing in 2004 and decreased dramatically during 2005 and the first half of 2006. Centrue Financial will continue to work to reduce the volume of classified loans through the remainder of 2006.
      Centrue Financial recognized charge offs in the amount of $298,000 and $626,000 during the second quarter and first six-months of 2006 and $797,000 and $874,000 for the second quarter and first six-months of 2005. Centrue Financial had recoveries of $84,000 and $284,000 for the second quarter and first six-months of 2006 and $187,000 and $379,000 for the second quarter and first six-months of 2005. The provision for loan losses was $75,000 and $150,000 for the second quarter and first six months of 2006, compared to $251,000 and $501,000 for the second quarter and first six months of 2005.
      The allowance for loan losses is maintained at a level believed adequate by management to absorb probable losses in the loan portfolio. Management’s methodology to determine the adequacy of the allowance for loan losses considers specific credit reviews, past loan loss experience, current economic conditions and trends, and the volume, growth and composition of the loan portfolio. Based upon Centrue Financial’s quarterly analysis of the adequacy of the allowance for loan losses, considering remaining collateral of loans with more than a normal degree of risk, historical loan loss percentages and economic conditions, it is management’s belief that the allowance for loan losses at June 30, 2006 was adequate. However, there can be no assurance that the allowance for loan losses will be adequate to cover all losses.
      Each credit on Centrue Financial’s internal loan “watch list” is evaluated periodically to estimate potential losses. In addition, minimum loss estimates for each category of watch list credits are provided for based on management’s judgment which considers past loan loss experience and other factors. For installment and real estate mortgage loans, specific allocations are based on past loss experience adjusted for recent portfolio growth and economic trends. The total of the estimated loss exposure resulting from the analysis is considered the allocated portion of the allowance for loan losses. The amounts specifically provided for individual loans and pools of loans are supplemented by an unallocated portion of the allowance for loan losses. This unallocated amount is determined based on management’s judgment which considers, among other things, the risk of error in the specific allocations, other potential exposure in the loan portfolio, economic conditions and trends, and other factors.
      The allowance for loan losses is charged when management determines that the prospects of recovery of the principal of a loan have significantly diminished. Subsequent recoveries, if any, are credited to the allowance for loan losses. All installment loans that are 90 to 120 days past due are charged off monthly unless the loans are insured for credit loss or where scheduled payments are being received. Real estate mortgage loans are written down to fair value upon foreclosure. Commercial and other loan charge-offs are made based on management’s on-going evaluation of non-performing loans.

Critical Accounting Policies
      In the ordinary course of business, Centrue Financial has made a number of estimates and assumptions relating to the reporting of results of operations and financial condition in preparing its financial statements in conformity with accounting principles generally accepted in the United States of America. See, “— Comparison of Operating Results for the Years Ended December 31, 2005, 2004, and 2003-Critical Accounting Policies” for a discussion of Centrue Financial’s most critical accounting policies.
      Stock Compensation Plans. In January 2006, Centrue Financial adopted Financial Accounting Standards Board Statement No. 123R (revised 2004), “Share-Based Payment” (SFAS 123R) which amends SFAS 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS 123R requires new, modified and unvested share-based payment transactions with employees to be measured at fair value and recognized as compensation expense over the vesting period. The fair value of each option award is estimated using a Black-Scholes option valuation model that requires Centrue Financial to develop estimates for assumptions used in the model. The Black-Scholes valuation model uses the following assumptions: expected volatility, expected term of option, risk-free interest rate and dividend yield. Expected volatility estimates are developed by Centrue Financial based on historical volatility of Centrue Financial’s stock. Centrue Financial uses historical data to estimate the expected term of the options. The risk-free interest rate for periods within the expected life of the option is based on the U.S. Treasury yield in effect at the grant date. The dividend yield represents the expected dividends on Centrue Financial stock.

Results of Operations

Second Quarter and Six Months Ended June 30, 2006 and 2005
      For the second quarter ended June 30, 2006, net income increased to $938,000 from $720,000 for the same period in 2005. Net income for the six months ended June 30, 2006 decreased to $1.6 million from $1.9 million for the same period in 2005. Return on average assets for the second quarter and first six months of 2006 was 0.60% and 0.51% compared to 0.45% and 0.60% for 2005. Return on average equity for the second quarter and first six months of 2006 was 8.73% and 7.55%, compared to 6.72% and 8.90% for 2005.
      With the adoption of Statement of Financial Accounting Standards No. 123R beginning in 2006, Centrue Financial elected to use the modified retrospective method of application which requires the restatement of earnings for prior periods. Accordingly, the results for the second quarter and first six months of 2005 were restated to include additional compensation expense of $185,000 and $234,000, respectively. Net income for the second quarter and first six months of 2005 was decreased by $133,000 and $182,000, respectively as a result of this restatement.
      The second quarter of 2005 operating results included non-recurring expenses of $666,000 ($0.22 per share, after tax). The non-recurring expenses included $464,000 of fixed asset and prepaid expense write downs and other conversion costs that were incurred from Centrue Financial’s core processing system conversion. Management converted its systems to Jack Henry & Associates’ Silverlake data processing system which allowed Centrue Financial to expand its products and improve delivery of services to its customer base. The non-recurring expenses also included $202,000 of professional fees due to a terminated transaction associated with Centrue Financial’s merger and acquisition activity.
      Net interest income for the three month and six month periods decreased $553,000 and $544,000 from 2005. Interest income increased by $545,000 and $1.6 million for the three month and six month periods. The net interest margin for the second quarter of 2006 decreased to 3.15% compared to 3.49% on a tax equivalent basis for 2005. For the six month periods, the net interest margin decreased to 3.29% compared to 3.52% on a tax equivalent basis for 2005.
      For the second quarter of 2006, tax equivalent interest income increased $557,000, to $8.6 million (see Table 2). The increase was primarily attributable to an increase in interest rates that was partially offset by a decrease in average earning assets. Average earning assets decreased $8.6 million to $564.4 million from $573.1 million in 2005. The average tax equivalent rate earned on earning assets increased 48 basis points to

6.13% from 5.65%. The decrease in the average balance of interest-earning assets was primarily due to a decline in average loans of $6.0 million. Influencing this decline was the payoff of a $4.0 million commercial credit which Centrue Financial decided not to renew under the previous terms of the note due to changes in the borrower’s financial condition and strategic plans and a $2.6 million payoff of a purchased loan participation. The increase in the yield earned on interest-earning assets was due to the rising interest rate environment which has seen multiple increases in the federal funds rate and prime lending rates over the past several months.
      Interest expense in the second quarter increased $1.1 million to $4.2 million from $3.1 million in 2005. The increase was primarily attributable to a rising interest rate environment as the rates paid on deposits increased during the period. This increase was partially offset by a decline in average interest bearing liabilities of $10.1 million to $513.6 million from $523.7 for the second quarter of 2005. The rise in rates also led to a shift in deposits away from the Savings category to the Demand and NOW account categories as customers migrated their deposits to higher rate NOW accounts. As illustrated in Table 2, the rate paid on interest bearing liabilities increased 90 basis points to 3.27% from 2.37% in 2005.
      The second quarter net interest margin dropped from 3.49% in 2005 to 3.15% in 2006. This compression occurred as the rates paid on interest bearing liabilities increased faster than the yield on loans and investments. Centrue Financial’s loan and investment rate increases tend to lag deposit and borrowing rates in an increasing rate environment. A flat yield curve has also contributed to this margin decline.

Table 2
NET INTEREST INCOME ANALYSIS (UNAUDITED)
CENTRUE FINANCIAL CORPORATION AND SUBSIDIARIES

	Three Months Ended June 30,

	2006			2005

	Average	Interest		Average	Interest
	Outstanding	Earned/	Yield/	Outstanding	Earned/	Yield/
	Balance	Paid	Rate	Balance	Paid	Rate

	(Dollars in thousands)
Interest-earning assets:
Loans receivable(1)(3)	$435,355	$7,239	6.67%	$441,340	$6,703	6.09%
Investments securities(2)(3)	121,969	1,344	4.42%	123,754	1,297	4.20%
Other interest-earning assets	2,677	8	1.10%	3,641	15	1.65%
FHLB stock	4,445	37	3.37%	4,322	56	5.20%

Total interest-earning assets	564,446	8,628	6.13%	573,057	8,071	5.65%

Other assets	62,890			64,184

Total assets	$627,336			$637,241

Interest-bearing liabilities:
Certificate accounts	$225,987	$2,007	3.56%	$246,650	$1,728	2.81%
Savings deposits	81,738	136	0.67%	101,424	182	0.72%
Demand and NOW deposits	103,467	628	2.43%	89,597	263	1.18%
Borrowings	102,374	1,417	5.53%	86,009	917	4.28%

Total interest-bearing liabilities	513,566	4,188	3.27%	523,680	3,090	2.37%

Non-interest bearing demand deposits	66,777			65,453
Other liabilities	4,000			5,258

Total liabilities	584,343			594,391
Stockholders’ equity	42,993			42,850

Total liabilities and stockholders’ equity	$627,336			$637,241

Net interest income(3)		$4,440			$4,981

Net interest rate spread			2.86%			3.28%

Net earning assets	$50,880			$49,377

Net yield on average interest-earning assets (net interest margin)			3.15%			3.49%

Average interest-earning assets to average interest-bearing liabilities		109.91%			109.43%

(1)	Calculated including loans held for sale, and net of deferred loan fees, loan discounts, loans in process and the allowance for loan losses.

(2)	Calculated including investment securities available-for-sale and certificates of deposit.

(3)	Presented on a fully tax-equivalent basis, assuming a combined Federal and State tax rate of 38.7%.

Table 3
NET INTEREST INCOME ANALYSIS (UNAUDITED)
CENTRUE FINANCIAL CORPORATION AND SUBSIDIARIES

	Six Months Ended June 30

	2006			2005

	Average	Interest		Average	Interest
	Outstanding	Earned/	Yield/	Outstanding	Earned/	Yield/
	Balance	Paid	Rate	Balance	Paid	Rate

	(Dollars in thousands)
Interest-earning assets:
Loans receivable(1)(3)	$436,646	$14,353	6.63%	$430,025	$12,908	6.05%
Investments securities(2)(3)	122,806	2,700	4.43%	121,271	2,534	4.21%
Other interest-earning assets	2,540	15	1.19%	3,009	23	1.54%
FHLB stock	4,442	76	3.45%	3,969	105	5.34%

Total interest-earning assets	566,434	17,144	6.10%	558,274	15,570	5.62%

Other assets	63,534			60,995

Total assets	$629,968			$619,269

Interest-bearing liabilities:
Certificate accounts	$236,917	$4,105	3.49%	$245,209	$3,304	2.72%
Savings deposits	83,334	276	0.67%	95,107	315	0.67%
Demand and NOW deposits	101,947	1,162	2.30%	89,040	481	1.09%
Borrowings	93,821	2,369	5.09%	81,013	1,714	4.27%

Total interest-bearing liabilities	516,019	7,912	3.09%	510,369	5,814	2.30%

Non-interest bearing demand deposits	66,788			61,756
Other liabilities	4,246			3,856

Total liabilities	587,053			575,981
Stockholders’ equity	42,915			43,288

Total liabilities and stockholders’ equity	$629,968			$619,269

Net interest income(3)		$9,232			$9,756

Net interest rate spread			3.01%			3.32%

Net earning assets	$50,415			$47,905

Net yield on average interest-earning assets (net interest margin)			3.29%			3.52%

Average interest-earning assets to average interest-bearing liabilities		109.77%			109.39%

(1)	Calculated including loans held for sale, and net of deferred loan fees, loan discounts, loans in process and the allowance for loan losses.

(2)	Calculated including investment securities available-for-sale and certificates of deposit.

(3)	Presented on a fully tax-equivalent basis, assuming a combined Federal and State tax rate of 38.7%.
      For the six months ended June 30, 2006, tax equivalent interest income increased $1.6 million, to $17.1 million (see Table 3). The increase was attributable to an increase in interest rates and volume. Average earning assets increased $8.1 million to $566.4 million from $558.3 million in 2005. The average tax equivalent rate earned on earning assets increased 48 basis points to 6.10% from 5.62%. The increase in the average balance of interest-earning assets was primarily due to the growth in loans. The increase in the yield earned on interest-earning assets was due to the rising interest rate environment which has seen multiple increases in the federal funds rate and prime lending rates over the past several months.
      Interest expense during the first half of the year increased $2.1 million to $7.9 million from $5.8 million in 2005. The increase was a combination of higher rates being paid on virtually all funding sources combined with an increase of $5.7 million in the average interest-bearing liabilities. The rate paid on interest bearing liabilities increased 79 basis points to 3.09% from 2.30% in 2005. The $5.7 million increase in average interest-bearing liabilities was a combination of lower base line deposits being offset by growth in borrowings. The increase in the average rate on interest-bearing liabilities resulted from a generally rising interest rate environment and the need to remain competitive with local competition.
      The provision for loan losses was $75,000 and $150,000 for the second quarter and first six months of 2006, compared to $251,000 and $501,000 for the second quarter and first six months of 2005.
Table 4

	Three Months
	Ended
	June 30		Change

	2006	2005	Amount	Percent

	(Dollars in thousands)
Noninterest income:
Fee income	$1,632	$1,330	$302	22.7%
Net gain (loss) on sale of real estate held for sale	181	(8)	189	n/m
Net gain on sale of loans	324	158	166	105.1
Increase in cash surrender value of life insurance contracts	90	87	3	3.4
Other	100	140	(40)	(28.6)

Total	$2,327	$1,707	$620	36.3%

(n/m = not meaningful)
      Noninterest income was $2.3 million for the three months ended June 30, 2006 as compared to $1.7 million for the same period in 2005. The increase in noninterest income was primarily driven by an increase in fee income of $302,000, net gains on the sale of loans of $166,000 and a net gain on the sale of real estate of $189,000. Fee income increased primarily from overdraft fee increases during the quarter while the gain on sale of real estate came from the disposition of a major real estate holding. The increase in the net gain on the sale of loans came from higher mortgage production in the quarter.

Table 5

	Three Months
	Ended
	June 30		Change

	2006	2005	Amount	Percent

	(Dollars in thousands)
Noninterest expense:
Compensation and benefits	$2,736	$2,688	$48	1.8%
Occupancy, net	483	391	92	23.5
Furniture and equipment	262	803	(541)	(67.4)
Advertising	110	80	30	37.5
Data processing	462	160	302	188.8
Telephone and postage	220	153	67	43.8
Amortization of Intangibles	71	72	(1)	(1.4)
Legal and professional fees	191	319	(128)	(40.1)
Other	773	791	(18)	(2.3)

Total	$5,308	$5,457	$(149)	(2.7)%

      Total noninterest expenses decreased $149,000, from the comparable 2005 period. Compensation and benefits increased $48,000, primarily from normal merit increases offset by a decrease of FTEs from 199 in the second quarter of 2005 to 187 for the second quarter of 2006 and the restatement of compensation expense for 2005. Furniture and equipment expense in 2005 was unusually high as a result of a one-time write-down of $420,000 from fixed assets and prepaid expenses related to Centrue Financial’s former data processing system. The system became obsolete with the conversion to the Jack Henry & Associates’ Silverlake system in June of 2005. This change also drove the increase in data processing fees of $302,000 as the delivery of data processing services was converted from an in-house system to an outsourced system in June 2005. This new system has improved Centrue Financial’s efficient use of technology, along with providing improved service to customers. A portion of the increased data processing expense was offset by fewer FTEs in the operations area. Legal and professional fees in 2005 included $202,000 of fees from a terminated transaction associated with Centrue Financial’s merger and acquisition activity.
Table 6

	Six Months
	Ended
	June 30		Change

	2006	2005	Amount	Percent

	(Dollars in Thousands)
Noninterest income:
Fee income	$2,799	$2,429	$370	15.2%
Net gain on sale of securities	4	183	(179)	(97.8)
Net gain (loss) on sale of real estate held for sale	157	(6)	163	n/m
Net gain on sale of loans	431	289	142	49.1
Increase in cash surrender value of life insurance contracts	182	178	4	2.2
Other	397	198	199	100.5

Total	$3,970	$3,271	$699	21.4%

      Noninterest income was $4.0 million for the six-months ended June 30, 2006, compared to $3.3 million for the same period in 2005. The increase in noninterest income was primarily driven by an increase in fee income, up $370,000, net gains on the sale of loans, up $142,000 and a net gain on the sale of real estate, up $163,000. These gains were somewhat offset by a decline in the sale of securities of $179,000. Fee income increased primarily from overdraft fee increases during the period while the gain on sale of real estate came from the disposition of a major real estate holding. The increase in the net gain on the sale of loans came from higher mortgage production in the period. Fewer securities sales led to the decline in gains on the sale of securities.
Table 7

	Six Months
	Ended
	June 30		Change

	2006	2005	Amount	Percent

	(Dollars in thousands)
Noninterest expense:
Compensation and benefits	$5,868	$5,024	$844	16.8%
Occupancy, net	946	778	168	21.6
Furniture and equipment	544	1,133	(589)	(52.0)
Advertising	200	160	40	25.0
Data processing	806	318	488	153.5
Telephone and postage	372	324	48	14.8
Amortization of Intangibles	143	133	10	7.5
Legal and professional fees	353	461	(108)	(23.4)
Other	1,436	1,450	(14)	(1.0)

Total	$10,668	$9,781	$887	9.1%

      Noninterest expense was $10.7 million for the six months ended June 30, 2006. This compares to $9.8 million for the same period in 2005. Major factors in this change were compensation and benefits which increased $844,000, occupancy expenses which increased $168,000, data processing which increased $488,000 and furniture and equipment expenses which decreased $589,000. Compensation and benefits increases can be tied to the opening of the new Fairview Heights office at the end of May 2005, as well as the addition of several new officers in the later half of 2005, including a new Chief Operating Officer and new managers for the mortgage, compliance, consumer lending and operations areas, all to add further depth to Centrue Financial’s management team.
      Furniture and equipment decreased because 2005 included a write-down of $420,000 of fixed assets and prepaid expenses related to Centrue Financial’s former data processing system which became obsolete after the data processing conversion in June 2005 and a shift to an outsourced delivery of data processing services. That shift drove higher costs in the data processing expense category. Occupancy expenses increased primarily due to the opening of the new Fairview Heights branch, as well as a loan production office in Plainfield. Legal and professional fees in 2005 included $202,000 of fees from a terminated transaction associated with Centrue Financial’s merger and acquisition activity.
      Income tax expense increased $174,000 for the second quarter ended June 30, 2006 while it declined by $94,000 for the six month period. The effective income tax rate for the second quarter increased to 27.2% in 2006 from 19.6% in 2005. The increased effective rate was a function of a higher portion of taxable income being taxed at the highest marginal tax rate. The decrease in income tax expense for the six month period was due to lower pretax income at a nearly even effective tax rate.

Capital Resources
      Centrue Financial and its subsidiary Centrue Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory — and possibly additional discretionary — actions by regulators that, if undertaken, could have a direct material effect on Centrue Financial and Centrue Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Centrue Financial and Centrue Bank subsidiary must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Centrue Financial’s and Centrue Bank’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

      Quantitative measures established by regulation to ensure capital adequacy require Centrue Financial and Centrue Bank subsidiary to maintain minimum amounts and ratios (set forth in the table below) of Tier 1 capital (as defined by the regulations) to average assets (as defined) and Total and Tier I capital (as defined) to risk-weighted assets (as defined). Management believes, as of June 30, 2006, that Centrue Financial and Centrue Bank meet all capital adequacy requirements to which they are subject.
      As of June 30, 2006, the most recent notification from Centrue Bank’s primary regulators, categorized Centrue Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, Centrue Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the Table 8 below. There are no conditions or events since that notification that management believes have changed Centrue Bank’s category.
Table 8

					To Be Well
			For Capital		Capitalized Under
			Adequacy		Prompt Corrective
	Actual		Purposes		Action Provisions

	Amount	Ratio	Amount	Ratio	Amount	Ratio

	(Dollars in thousands)
As of June 30, 2006:
Tier 1 Capital to Average Assets
Centrue Financial	45,001	7.37%	24,411	4.00%	N/A
Centrue Bank	45,291	7.49%	24,196	4.00%	30,245	5.00%
Tier I Capital to Risk Weighted Assets
Centrue Financial	45,001	10.64%	16,919	4.00%	N/A
Centrue Bank	45,291	10.85%	16,703	4.00%	25,055	6.00%
Total Capital to Risk Weighted Assets
Centrue Financial	54,010	12.77%	33,837	8.00%	N/A
Centrue Bank	49,585	11.87%	33,406	8.00%	41,758	10.00%
As of December 31, 2005:
Tier 1 Capital to Average Assets
Centrue Financial	43,261	6.93%	24,967	4.00%	N/A
Centrue Bank	43,773	7.08%	24,733	4.00%	30,917	5.00%
Tier I Capital to Risk Weighted Assets
Centrue Financial	43,261	10.25%	16,796	4.00%	N/A
Centrue Bank	43,773	10.49%	16,696	4.00%	25,044	6.00%
Total Capital to Risk Weighted Assets
Centrue Financial	52,882	12.53%	33,593	8.00%	N/A
Centrue Bank	48,259	11.56%	33,391	8.00%	41,739	10.00%
Legal Proceedings
      There are no material pending legal proceedings to which Centrue Financial or Centrue Bank is a party other than ordinary routine litigation incidental to their respective businesses.
Changes in and Disagreements with Accountants
      None.
Quantitative and Qualitative Disclosures about Market Risk
      Asset/ Liability Management. In an attempt to manage its exposure to changes in interest rates, management closely monitors Centrue Financial’s interest rate risk. Centrue Bank has a funds management committee, which meet monthly and review interest rate risk positions and evaluate current asset/liability pricing and strategies. The committees adjust pricing and strategies as needed and make recommendations to Centrue Bank’s board of directors regarding significant changes in strategy. In addition, on a quarterly basis, the board reviews Centrue Bank’s asset/liability position, including simulations of the effect on Centrue Bank’s capital of various interest rate scenarios.
      In managing its asset/liability mix, Centrue Financial, at times, depending on the relationship between long-term and short-term interest rates, market conditions and consumer preferences, may place somewhat greater emphasis on maximizing its net interest margin than on better matching the interest rate sensitivity of its assets and liabilities in an effort to improve its net income. While Centrue Financial does have some exposure to changing interest rates, management believes that Centrue Financial is positioned to protect earnings throughout changing interest rate environments.
      Centrue Financial currently does not enter into derivative financial instruments, including futures, forwards, interest rate risk swaps, option contracts, or other financial instruments with similar characteristics. However, Centrue Financial is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers such as commitments to extend credit and letters of credit. Commitments to extend credit and letters of credit are not recorded as an asset by Centrue Financial until the commitment is accepted and funded or the letter of credit is exercised.
      Centrue Financial’s net income and economic value of equity (“EVE”), in the normal course of business, are exposed to interest rate risk, and can vary based on changes in the general level of interest rates. All financial products carry some amount of interest rate risk, and substantial portions of both Centrue Financial’s assets and liabilities are financial products. These include investment securities, loans, deposits and borrowed money. Off-balance sheet items, such as loan commitments, letters of credit, commitments to buy or sell loans or securities, and derivative financial instruments, also carry some amount of interest rate risk.
      The Funds Management Committee generally uses three types of analysis in measuring and reviewing Centrue Financial’s interest rate sensitivity. These are Static GAP analysis, Dynamic Gap Analysis and EVE. The Static GAP analysis measures assets and liabilities as they reprice in various time periods.
      The economic value of equity calculation uses information about Centrue Financial’s assets, liabilities and off-balance sheet items, market interest rate levels and assumptions about the behavior of the assets and liabilities, to calculate Centrue Financial’s equity value. The economic value of equity is the market value of assets minus the market value of liabilities, adjusted for off-balance sheet items divided by the market value of assets. The economic value of equity is then subjected to immediate and permanent upward changes of 300 basis points in market interest rate levels and a downward change of 200 basis points, in 100 basis point increments. The resulting changes in equity value and net interest income at each increment are measured against pre-determined, minimum EVE ratios for each incremental rate change, as approved by the board in the interest rate risk policy.
      The following table presents Centrue Bank’s EVE ratios for the various rate change levels at June 30, 2006 and December 31, 2005:

	EVE Ratios

	June 30,	December 31,
Changes in Interest Rates	2006	2005

300 basis point rise	7.92%	7.60%
200 basis point rise	8.07%	7.43%
100 basis point rise	7.99%	7.33%
Base rate scenario	7.41%	6.86%
100 basis point decline	6.04%	5.24%
200 basis point decline	4.48%	3.60%
      The preceding table indicates that in the event of an immediate and permanent increase in prevailing market interest rates, Centrue Bank’s EVE ratio, would be expected to increase and that in the event of an immediate and permanent decrease in prevailing market interest rates, Centrue Bank’s EVE ratio would be expected to decrease.
      The EVE increases in a 100 and 200 basis point rise because Centrue Financial is asset sensitive and would have more interest earning assets repricing than interest-bearing liabilities. This effect is increased by periodic and lifetime limits on changes in rate on most adjustable-rate, interest-earning assets. The EVE decreases in the 300 basis point rise scenarios due to the extension of the duration on the various loan products which increase the price volatility. The EVE decreases in a falling rate scenario because of the limits on Centrue Financial’s ability to decrease rates on some of its deposit sources, such as money market accounts and NOW accounts, and by the ability of borrowers to repay loans ahead of schedule and refinance at lower rates.
      The EVE ratio is calculated by Centrue Financial’s fixed income investment advisors, and reviewed by management, on a quarterly basis utilizing information about Centrue Financial’s assets, liabilities and off-balance sheet items, which is provided by Centrue Financial. The calculation is designed to estimate the effects of hypothetical rate changes on the EVE, utilizing projected cash flows, and is based on numerous assumptions, including relative levels of market interest rates, loan prepayment speeds and deposit decay rates. Actual changes in the EVE, in the event of market interest rate changes of the type and magnitude used in the calculation, could differ significantly. Additionally, the calculation does not account for possible actions taken by Funds Management to mitigate the adverse effects of changes in market interest rates.
Security Ownership of Certain Beneficial Owners and Management
      The following table sets forth information as of September 22, 2006, regarding share ownership of:

•	those persons or entities known by us to beneficially own more than five percent of our common stock;

•	each director, nominee and each executive officer named in the summary compensation table; and

•	all directors and executive officers as a group.

      The nature of beneficial ownership for shares listed in this table is sole voting and investment power, except as set forth in the footnotes to the table.

	Shares
	Beneficially	Percent of
Beneficial Owner	Owned(1)	Class

5% Stockholders
Private Capital Management(2)	230,319	10.3%
8889 Pelican Bay Blvd., Suite 500
Naples, Florida 34108
Jeffrey L. Gendell(3)	220,771	9.9%
Tontine Financial Partners, L.P.
Tontine Management, L.L.C.
55 Railroad Avenue, 1st Floor
Greenwich, Connecticut 06830
Leon A. Felman(4)	136,647	6.1%
25 West Brentmoor Park
Clayton, Missouri 63105
Directors and Nominees
Thomas A. Daiber(5)	87,625	3.8%
Randall E. Ganim(6)	6,000	*
Michael A. Griffith(7)	67,000	2.9%
Michael J. Hejna(8)	25,792	1.1%
Mark L. Smith(9)	26,700	1.2%
Named Executive Officers
Carol S. Hoekstra(10)	29,632	1.3%
Michael A. O’Gorman(11)	7,500	*
Directors and executive officers of Centrue Financial as a group (7 persons)(12)	250,054	10.5%

*	Less than 1.0%

(1)	Amounts reported include shares held directly, including shares subject to options granted under our stock incentive plan which are exercisable within sixty days of September 22, 2006, as well as shares which are held in retirement accounts and shares held by members of the named individuals’ families or held by trusts of which the named individual is a trustee or substantial beneficiary, with respect to which shares the respective director may be deemed to have sole or shared voting and/or investment power. Inclusion of shares shall not constitute an admission of beneficial ownership or voting or investment power over included shares. The nature of beneficial ownership for shares listed in this table is sole voting and investment power, except as set forth in the following footnotes.

(2)	This information is as reported to the Securities and Exchange Commission on a Schedule 13-G filed on February 14, 2006. According to the filing by Private Capital Management (“PCM”), PCM’s Chief Executive Officer and President each exercise shared dispositive and shared voting power with respect to shares held by PCM’s clients and managed by PCM, but they disclaim beneficial ownership for the shares held by PCM’s clients and disclaim the existence of a group.

(3)	This information is as reported to the Securities and Exchange Commission on a Schedule 13F-HR filed on February 13, 2006.

(4)	This information is as reported to the Securities and Exchange Commission on a Schedule 13-G filed on February 10, 2006.

(5)	The amount reported includes 14,140 shares held jointly with his spouse and 1,200 shares held in an individual retirement account for the benefit of his spouse, with respect to which Mr. Daiber shares voting and investment power, and 6,250 shares of restricted stock, with respect to which 2,000 shares will become fully vested in October 2006 and the remainder of which will vest at the effective time of the merger. The reported amount also includes 2,145.89 shares held in the 401(k) plan over which Mr. Daiber has sole voting and investment power and 47,000 shares subject to options, 18,000 of which are presently exercisable and 29,000 of which will become exercisable at the effective time of the merger. The reported amount does not include 10,417 shares subject to options, which are not presently exercisable and which will not become exercisable as a result of the merger.

(6)	The amount reported includes 1,000 held jointly with Mr. Ganim’s spouse, and 5,000 shares subject to options, which are presently exercisable. The reported amount does not include 231 shares of phantom stock credited to his account pursuant to the Centrue Financial Corporation Non-Employee Directors’ Deferred Fee Plan.

(7)	The amount reported includes 45,000 shares subject to options, which are presently exercisable, 3,250 shares of restricted stock and 16,000 shares held jointly with his spouse, with respect to which Mr. Griffith shares voting and investment power. The amount reported does not include 5,227 shares of phantom stock credited to his account pursuant to the Centrue Financial Corporation Non-Employee Directors’ Deferred Fee Plan.

(8)	The amount reported includes 10,792 shares held jointly with Mr. Hejna’s spouse with respect to which he shares voting and investment power and 15,000 shares subject to options, which are presently exercisable. The amount reported does not include 5,621 shares of phantom stock credited to his account pursuant to the Centrue Financial Corporation Non-Employee Directors’ Deferred Fee Plan.

(9)	The amount reported includes 400 shares owned by Mr. Smith’s spouse, over which he has no voting or investment power, 1,410 shares with respect to which he has shared voting and investment power and 3,200 shares held in a trust in which Mr. Smith serves as trustee with respect to which he has sole voting and investment power. However, he does not have any financial interest over those shares and disclaims any beneficial interest. In addition, the amount reported includes 20,000 shares subject to options, which are presently exercisable. The amount does not include 4,911 shares of phantom stock credited to his account pursuant to the Centrue Financial Corporation Non-Employee Directors’ Deferred Fee Plan.

(10)	The amount reported includes 182 shares owned directly by Ms. Hoekstra’s spouse, over which she has no voting or investment power, 7,642 shares held in the 401(k) plan for the benefit of Ms. Hoekstra and over which Ms. Hoekstra has sole voting and investment power and 11,483 shares held in the 401(k) plan for the benefit of Ms. Hoekstra’s spouse over which Ms. Hoekstra has no voting or investment power. Additionally, it includes 50 shares of restricted stock and 7,000 shares subject to options, 3,400 which are presently exercisable and 3,600 of which will become exercisable at the effective time of the merger.

(11)	The amount reported includes 7,500 shares subject to options, 2,500 of which are currently exercisable and 5,000 of which will become exercisable at the effective time of the merger. The amount reported does not include 4,167 shares subject to options, which are not presently exercisable and which will not become exercisable as a result of the merger.

(12)	This amount includes shares held directly, including 146,500 shares subject to options which are deemed to be exercisable, as well as shares allocated to participant accounts under the 401(k) plan, shares held in retirement accounts and shares held by certain members of the named individuals’ families or held by trusts of which the named individual is a trustee or substantial beneficiary, with respect to which shares the respective directors and officers may be deemed to have sole or shared voting and investment power.

Executive Compensation
      Summary Compensation. The following table sets forth information regarding compensation paid or accrued to Centrue Financial’s Chief Executive Officer and to each of the other most highly compensated executive officers of Centrue Financial and Centrue Bank whose aggregate salary and bonus exceeded $100,000 for 2005.
SUMMARY COMPENSATION TABLE

		Annual Compensation				Long Term Compensation Awards

(a)		(c)	(d)	(e)				(g)	(i)
	(b)					(f)		Securities
	Fiscal Year					Restricted		Underlying
	Ended			Other Annual		Stock		Options/	All Other
Name and Principal Position	December 31st	Salary(6)	Bonus(7)	Compensation		Awards		SARs	Compensation

Thomas A Daiber(1)	2005	$275,000	$49,775	$—		$14,100	(9)	12,000	$5,688	(11)
President and Chief Executive	2004	253,846	62,500	17,892	(8)	—		15,000	6,150	(12)
of Centrue Financial, Officer	2003	53,846	—	4,910	(8)	324,500	(10)	20,000	—
Chief Executive Officer of Centrue Bank
Carol S. Hoekstra(2)	2005	$135,000	$12,150	$—		$2,820	(9)	1,000	$6,097	(11)
Senior Vice President of	2004	135,000	29,531	—		—		1,000	14,340	(12)
Centrue Bank	2003	131,121	35,190	—		2,950	(10)	5,000	17,736	(13)
Michael O’Gorman(3)	2005	$125,654	$16,876	$—		$—		2,500	$935	(11)
North Region President of	2004	106,482	7,563	—		—		5,000	—
Centrue Bank
William R. Britt(4)	2005	$115,885	$16,200	$—		$—		14,500	$57,784	(14)
President and Chief Operating Officer of Centrue Bank
James M. Lindstrom(5)	2005	$190,000	$51,025	$—		$14,100	(9)	10,000	$5,574	(11)
Former Chief Financial	2004	177,308	54,688	—		—		13,500	3,942	(12)
Officer of Centrue	2003	83,462	50,000	—		177,000	(10)	15,000	—
Financial and Centrue Bank

(1)	Mr. Daiber became Centrue Financial’s President and Chief Executive Officer in October, 2003.

(2)	Ms. Hoekstra was named as Executive Vice President and interim Chief Operating Officer of Centrue Financial and Centrue Bank in February, 2003 and served in those capacities until being asked to temporarily serve as Regional President of Centrue Bank in December, 2003. In January, 2004, following the recruitment of a Regional President, Ms. Hoekstra resumed her normal duties as Senior Vice President.

(3)	Mr. O’Gorman became the North Region President of Centrue Bank in January, 2004.

(4)	Mr. Britt was hired in July, 2005 as Centrue Bank’s President and Chief Operating Officer and he served in that capacity until August, 2006. He passed away due to an illness in September, 2006.

(5)	Mr. Lindstrom served as Chief Financial Officer of Centrue Financial from July, 2003 until his resignation in February, 2006. From May to July, 2003, he served as a consultant and was paid $25,900 in connection with his consulting services.

(6)	Includes amounts deferred under Centrue Financial’s 401(k) plan.

(7)	Each Bonus is reported for the year it is earned and each bonus is actually paid in the following year.

(8)	The amount reported for Mr. Daiber in 2004 represents $12,392 for an automobile allowance and $5,500 for housing expenses, while the amount reported in 2003 represents $2,710 for an automobile allowance and $2,200 for housing expenses.

(9)	Represents restricted shares of common stock awarded on January 18, 2005. The dollar amount shown is equal to the product of the number of shares of restricted common stock granted multiplied by $28.20, the closing price of the common stock as reported by Nasdaq on January 18, 2005, the date of grant. This valuation does not take into account any diminution in value that results from the restrictions applicable to such common stock. From and after the date of issuance, holders of the restricted common stock are entitled to vote such common stock and receive dividends at the same rate applicable to unrestricted shares of common stock. The restricted stock vests in two equal installments on April 8, 2005 and April 8, 2006.

(10)	Represents restricted shares of common stock awarded on October 30, 2003. The dollar amount shown is equal to the product of the number of shares of restricted common stock granted multiplied by $29.50, the closing price of the common stock as reported by the American Stock Exchange on October 29, 2003, the date of grant. This valuation does not take into account any diminution in value that results from the restrictions applicable to such common stock. From and after the date of issuance, holders of the restricted common stock are entitled to vote such common stock and receive dividends at the same rate applicable to unrestricted shares of common stock. Generally, the restricted stock vests in five equal installments on the five anniversaries following the date of grant.

(11)	Represents contributions made under Centrue Financial’s 401(k) plan and Centrue Bank’s retirement plan. The dollar amounts of the 401(k) contributions and allocations were $5,688 for Mr. Daiber, $5,624 for Ms. Hoekstra, $935 for Mr. O’Gorman and $5,574 for Mr. Lindstrom. Also included are life insurance premiums paid for the benefit of Ms. Hoekstra.

(12)	Represents contributions made under the 401(k) plan and Centrue Bank’s retirement plan. The dollar amounts of the 401(k) contributions and allocations were $6,150 for Mr. Daiber, $1,340 for Ms. Hoekstra and $3,942 for Mr. Lindstrom. The dollar amounts of the contributions and allocations under the retirement plan were $12,560 for Ms. Hoekstra. Also included are life insurance premiums paid for the benefit of Ms. Hoekstra.

(13)	Represents contributions made under Centrue Bank’s retirement plan and the cost to Centrue of share allocations made under its Employee Stock Ownership Plan, which has since been merged into the 401(k) plan. The dollar amounts of these contributions and allocations were $12,514 and $5,035 for Ms. Hoekstra. Also included are life insurance premiums paid for the benefit of Ms. Hoekstra.

(14)	Represents temporary living expenses paid for Mr. Britt in the amount of $5,550, realtor fees of $24,144, moving expenses of $12,825, reimbursement of taxes of $13,647 and contributions made under the 401(k) plan of $1,618.
      Stock Option Information. The following table sets forth information concerning the number and value of stock options granted in the last fiscal year to the individuals named above in the summary compensation table:
OPTION GRANTS IN LAST FISCAL YEAR

(a)	(b)	(c)	(d)	(e)		(f)	(g)
						Potential Realizable
		% of Total				Value at Assumed
		Options				Annual Rates of Stock
		Granted to				Price Appreciation for
		Employees				Option Term
	Options	in Fiscal	Exercise or Base	Expiration
Name	Granted	Year	Price ($/Sh)	Date		5%	10%

Thomas A. Daiber	12,000	20.7%	$27.00	12-29-12		$340,200	$356,400
Carol S. Hoekstra	1,000	0.2%	$27.00	12-29-12		$28,350	$29,700
Michael A. O’Gorman	2,500	4.3%	$26.09	9-1-12		$68,475	$71,725
William R. Britt	14,500	25.0%	$25.95	7-8-12		$394,980	$413,830
James M. Lindstrom	10,000	17.2%	$27.00	12-29- 12	(1)	$283,500	$297,000

(1)	Mr. Lindstrom’s options awarded in 2005 will expire on May 10, 2006, three months after the date of his resignation, and will not be exercisable.

      The following table sets forth certain information concerning stock options exercised in 2005 and the number and value of stock options at December 31, 2005 held by the named executive officers.
AGGREGATED OPTION/ SAR EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION/ SAR VALUES

1(a)	(b)	(c)	(d)		(e)
			Number of Securities		Value of Unexercised In-
			Underlying Unexercised		the-Money Options/SARs
	Shares		Options/SARs at FY-End		at FY-End
	Acquired on	Value
Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Thomas A. Daiber	—	—	11,000	36,000	$1,440	$2,160
Carol S. Hoekstra	—	—	2,200	4,800	$360	$540
Michael A. O’Gorman	—	—	1,000	6,500	$850	—
William R. Britt	—	—	—	14,500	—	$6,960
James M. Lindstrom	—	—	8,700	29,800	$48,600	—
401(k) Savings Plan
      Centrue Bank sponsors a qualified, tax-exempt pension plan qualifying under section 401(k) of the Internal Revenue Code. Virtually all employees are eligible to participate after meeting certain age and service requirements. Eligible employees are permitted to contribute 1% to 50% of their compensation to the 401(k) plan. Pursuant to the plan, Centrue Bank matches 50% of a participant’s deferral into the 401(k) plan limited up to 3% of each participant’s salary. Participants can choose between several different investment options under the 401(k) plan, including shares of Centrue Financial common stock.
      The total contributions under the 401(k) plan, including profit sharing contributions, by Centrue Financial to the named executive officers are reflected in the Summary Compensation Table above.
Stock Incentive Plans
      1992 Stock Option Plan. In 1992, Centrue Financial adopted an incentive stock option plan for the benefit of directors, officers, and employees of Centrue Financial and Centrue Bank. The plan was approved by stockholders and provided for the issuance of incentive stock options, nonqualified stock options, restricted stock and stock appreciation rights. The total number of shares reserved under the plan was 350,000, all of which have been granted, although some grants remain outstanding and have not yet been exercised.
      2003 Stock Incentive Plan. In 2003, Centrue Financial adopted a new incentive stock option plan for the benefit of its directors, officers, and employees. This plan provides for the issuance of incentive stock options, nonqualified stock options, restricted stock and stock appreciation rights. The stockholders approved the plan in 2003 and 233,000 shares were originally reserved for issuance under the plan. In 2004, the stockholders approved an increase in the amount to 400,000 shares. Centrue Financial’s board believed this increase was necessary because of the board’s increased emphasis on the use of equity based compensation for its employees and directors and also for use in conjunction with potential futures mergers and acquisitions.
      In 2005, Centrue Financial awarded stock options to purchase an aggregate of 58,000 shares of Centrue Financial common stock to fifteen employees. Additionally, in 2005, each independent director received options to purchase 5,000 shares of Centrue Financial common stock. In 2005, Centrue Financial also awarded an aggregate of 2,200 shares of restricted shares, at a market price of $28.20 per share, to seven management level employees of the bank. The restricted shares in equal installments on April 8, 2005 and 2006. The stock options and restricted shares awarded to the named executive officers during 2005 are included in the tables above.

Employment Agreements
      Employment Agreement between Centrue Financial and Thomas A. Daiber. In December 2004, Centrue Financial entered into an employment agreement with Thomas A. Daiber, as President and Chief Executive Officer of Centrue Financial and Centrue Bank. In December 2005, the Executive Committee reviewed Mr. Daiber’s salary and overall compensation for 2005. Based upon the financial performance of Centrue Financial and a peer analysis, the committee increased Mr. Daiber’s salary to $290,000 which may be maintained or increased during the terms of the agreement in accordance with Centrue Financial’s established management compensation policies and plans. The agreement provides for a term of three years and will automatically be extended for one additional year on each anniversary of the effective date, unless either party provides written notice of non-renewal at least 30 days’ prior to such anniversary of the effective date.
      The agreement also provides for an annual performance bonus (up to 50% of the base salary for the applicable year) and participation in all plans and benefits generally accorded to senior executives, including pension, profit-sharing, supplemental retirement, incentive compensation and group life medical, as well as other perquisites extended to similarly situated senior executives.
      If Mr. Daiber’s employment is terminated without cause, as defined in the employment agreement, Centrue Financial will be obligated to pay an amount equal to three times 125% of his then-current annual base salary and to provide health insurance during the continuation period under federal employee benefit laws. In the event of a “constructive discharge,” as defined in the agreements, Mr. Daiber has the right to terminate his employment and receive the same severance as if he had been terminated without cause. In general, he will be deemed to be constructively discharged if: (i) he is removed from his position; (ii) he is relocated, without his consent, to a location more than 50 miles from the main office of Centrue Financial; or (iii) Centrue Financial commits a material breach of its obligations under the agreement.
      Under the agreement, if Mr. Daiber voluntarily terminates his employment with Centrue Financial, Centrue Financial will only be obligated to pay his salary and benefits accrued through the effective date of termination, plus any expense reimbursements incurred prior to termination and properly submitted in accordance with the agreement. If Centrue Financial terminates Mr. Daiber for cause, Centrue Financial’s only obligation under the agreements is to pay his salary and benefits accrued through the effective date of termination.
      If, during the one-year period following a change of control of Centrue Financial, Mr. Daiber voluntarily terminates his employment or if his employment is involuntarily terminated, then he will be entitled to the same cash payment and benefits he would be entitled to if terminated by Centrue Financial without cause.
      Additionally, the agreement includes a covenant limiting Mr. Daiber’s ability to compete with Centrue Financial, Centrue Bank or their subsidiaries within in an area encompassing a 25-mile radius of the counties in which they operate for a period of one year following termination of employment.
      Employment Agreements between Centrue Bank and Carol S. Hoekstra, Ricky R. Parks, and Michael A. O’Gorman. Centrue Bank has also entered into employment agreements with Carol S. Hoekstra, as a Senior Vice President of Centrue Bank, Ricky R. Parks, as President of the South Region of the Bank, and Michael A. O’Gorman, as the President of the North Region of Centrue Bank. The agreements provide for an annual base salary of $135,000 for each executive, which may be maintained or increased during the terms of the agreements in accordance with Centrue Bank’s established management compensation policies and plans. The agreements will expire on December 31, 2006, unless terminated earlier by either party upon 30 days’ prior written notice.
      The agreements also provide for annual performance bonuses (up to 25% of their respective base salaries for the applicable year) and participation in all plans and benefits generally accorded to senior executives, including pension, profit-sharing, supplemental retirement, incentive compensation and group life medical, as well as other perquisites extended to similarly situated senior executives.
      If the executives’ employment is terminated without cause, Centrue Bank will be obligated to pay an amount equal to her or his then-current annual base salary and to provide health insurance for twelve months following termination of employment. In the event of a “constructive discharge,” as defined in the agreements, they will have the right to terminate their employment and receive the same severance as if they had been terminated without cause. In general, they will be deemed to be constructively discharged if: (i) they are removed from their positions; (ii) there is a substantial diminution in their responsibilities; (iii) they are relocated without their consent to a location more than 50 miles from: in Ms. Hoekstra’s and Mr. O’Gorman’s case Centrue Bank’s Kankakee office, and, in Mr. Parks’ case, its Fairview Heights office; or (iv) Centrue Bank commits a material breach of its obligations under the agreements.
      Under the agreements, if the executives voluntarily terminate their employment with Centrue Bank, Centrue Bank will only be obligated to pay their salaries and benefits accrued through the effective date of termination, plus any expense reimbursements incurred prior to termination and properly submitted in accordance with the agreement. If Centrue Bank terminates them for cause, Centrue Bank’s only obligation under the agreements is to pay their salaries and benefits accrued through the effective date of termination.
      If the executives voluntarily terminate their employment during the six month period following a change of control of Centrue Bank or their employment is involuntarily terminated during the one-year period following a change of control of Centrue Bank, then they will be entitled to receive a cash payment equal to their then-current annual base salary and health insurance for twelve months following termination.
      Additionally, the agreements include a covenant limiting the executives’ ability to compete with Centrue Financial, Centrue Bank or their subsidiaries within a 25-mile radius of the counties in which they operate for a period of one year following termination of employment.
Director Compensation
      Each director of Centrue Financial is also currently a director of Centrue Bank. In 2005, non-employee directors earned $2,500 for every regularly scheduled Centrue Financial board and stockholder meeting attended and $500 for each committee meeting attended. Each non-employee director also earned $2,000 for each Centrue Bank board meeting attended and $500 for each committee meeting attended. Additionally, each non-employee director earned $1,000 for each ad hoc and telephonic board meeting attended and $1,000 for each loan committee meeting attended. The Chairman of the Board received a retainer of $18,750 per calendar quarter and the Chairman of the Audit Committee received a retainer of $10,000 per calendar quarter. After each annual meeting of stockholders, each independent director also receives options to purchase 5,000 shares of common stock pursuant to the 2003 Stock Incentive Plan.
      Pursuant to the Centrue Financial Corporation Non-Employee Directors’ Deferred Fee Plan, a director may elect to receive his or her director fees either in cash on a quarterly basis with no deferral of income, or to defer receipt of all or a portion of such compensation until a time following termination of such director’s service on the board or age sixty-five (65). Amounts deferred are converted into phantom stock units with each such unit representing a share of our common stock plus any dividends. Distributions of amounts credited under the director’s account may be made in shares of our common stock or, at the election of the participating director, in cash. During 2005, Mr. Griffith deferred $50,000, Mr. Smith deferred $45,500, and Mr. Hejna deferred $80,000 of their director fees pursuant to the plan and at December 31, 2005, the aggregate liability for the deferred fees with respect to all participating directors was $268,233. Mr. Hejna serves as our independent board member on the loan committee and his deferred fees included $35,000 from loan committee meetings for which he is compensated $1,000 for each meeting attended.
Transactions with Management
      Directors and officers of Centrue Financial and Centrue Bank, and their associates, were customers of and had banking transactions with Centrue Financial and Centrue Bank during 2005 and additional transactions may be expected to take place in the future. All loans by Centrue Bank to its senior officers and directors are subject to the rules and regulations of the Illinois Department of Financial & Professional Regulation, the Federal Deposit Insurance Corporation and the Securities and Exchange Commission. A commercial bank is generally prohibited from making loans to its senior officers and directors at favorable rates or on terms not comparable to those prevailing to the general public. All outstanding loans, commitments to loan, transactions in repurchase agreements and certificates of deposit and depository relationships, in the opinion of management, were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectibility or present other unfavorable features.
      Financial and other information relating to Centrue Financial is set forth in Centrue Financial’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, Centrue Financial’s Annual Report on Form 10-K, Centrue Financial’s Proxy Statement for its 2006 annual meeting filed with the Securities and Exchange Commission on March 23, 2006, and Centrue Financial’s Current Reports on Form 8-K filed during 2006, copies of which may be obtained from Centrue Financial as indicated under “Where You Can Find More Information” on page 164.
OTHER MATTERS
      As of the date of this joint proxy statement-prospectus, each of our board’s knows of no matters that will be presented for consideration at our respective special meetings other than as described in this joint proxy statement-prospectus. However, if any other matters properly come before the UnionBancorp or Centrue Financial special meeting or any adjournment or postponement of the special meeting and are voted upon, the enclosed joint proxy statement-prospectus will be deemed to confer authority to vote for adjournment to solicit additional votes and discretionary authority on the individuals named as proxies to vote the shares represented by such proxy as to any such matters.
STOCKHOLDER PROPOSALS
      UnionBancorp expects to hold its next annual meeting of stockholders in April, 2007, after the merger. Under the rules of the Securities and Exchange Commission, proposals of UnionBancorp stockholders intended to be presented at that meeting and included in UnionBancorp’s proxy statement must be received by UnionBancorp at its principal executive offices at UnionBancorp, Inc., 122 West Madison Street, Ottawa, Illinois 61350, no later than November 24, 2006. It is not currently anticipated that Centrue Financial will hold its annual meeting in 2007, unless the merger has not been completed or the merger agreement has been terminated.
EXPERTS
      The consolidated financial statements of UnionBancorp and its subsidiaries are included in this joint proxy statement-prospectus and in the registration statement in reliance upon the reports of Crowe Chizek and Company LLC, independent accountants, to the extent and for the periods indicated in their report, included herein and in the registration statement and upon the authority of said firm as experts in accounting and auditing.
      The consolidated financial statements of Centrue Financial and its subsidiaries are included in this joint proxy statement-prospectus and in the registration statement in reliance upon the reports of McGladrey & Pullen, LLP independent accountants, to the extent and for the periods indicated in their report, included herein and in the registration statement and upon the authority of said firm as experts in accounting and auditing.
CERTAIN OPINIONS
      The legality of the UnionBancorp common stock to be issued as a result of the merger will be passed upon for UnionBancorp by Howard & Howard Attorneys PC., 321 Liberty Street, Suite 200, Peoria, Illinois 61602.

      Crowe Chizek and Company LLC has delivered an opinion concerning material federal income tax consequences of the Merger. See “Description of Transaction — Material Federal Income Tax Consequences of the Merger.”
WHERE YOU CAN FIND MORE INFORMATION
      We each file annual, quarterly and current reports and other information with the Securities and Exchange Commission under the Securities Exchange Act. You may read and copy this information at the Public Reference Room at the Securities and Exchange Commission at 450 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains an internet site that contains reports, proxy and information statements and other information about issuers that file electronically with the Securities and Exchange Commission. The address of that site is http://www.sec.gov.
      UnionBancorp filed a registration statement with the Securities and Exchange Commission under the Securities Act relating to the UnionBancorp common stock offered to Centrue Financial stockholders. The registration statement contains additional information about UnionBancorp and the UnionBancorp common stock. The Securities and Exchange Commission allows UnionBancorp to omit certain information included in the registration statement from this joint proxy statement-prospectus. The registration statement may be inspected and copied at the Securities and Exchange Commission’s public reference facilities described above. The registration statement is also available on the Securities and Exchange Commission’s internet site.
      All information contained in this joint proxy statement-prospectus with respect to UnionBancorp was supplied by UnionBancorp, and all information contained in this joint proxy statement-prospectus with respect to Centrue Financial was supplied by Centrue.
PLEASE NOTE
      We have not authorized anyone to provide you with any information other than the information included in this document and the documents to which we refer you. If someone provides you with other information, please do not rely on it as being authorized by us.
      This joint proxy statement-prospectus has been prepared as of October 3, 2006. You should not assume that the information contained in this document is accurate as of any date other than that date, and neither the mailing to you of this document nor the issuance to you of shares of common stock of UnionBancorp will create any implication to the contrary. However, if there is a material change to information requiring the filing of a post-effective amendment with the Securities and Exchange Commission, you will receive an updated document and your proxy will be resolicited.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF
UNIONBANCORP, INC. AND SUBSIDIARIES

UNIONBANCORP, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
June 30, 2006 and December 31, 2005

	June 30,	December 31,
	2006	2005

	(In thousands, except
	share data)
ASSETS
Cash and cash equivalents	$30,265	$24,358
Securities available-for-sale	182,914	196,440
Loans	403,455	417,525
Allowance for loan losses	(6,848)	(8,362)

Net loans	396,607	409,163
Cash surrender value of life insurance	15,775	15,498
Mortgage servicing rights	2,373	2,533
Premises and equipment, net	13,789	13,908
Goodwill	6,963	6,963
Intangible assets, net	446	533
Other real estate	1,390	203
Other assets	6,309	6,623

Total assets	$656,831	$676,222

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Deposits
Non-interest-bearing	$56,119	$57,832
Interest-bearing	466,576	486,009

Total deposits	522,695	543,841
Federal funds purchased and securities sold under agreements to repurchase	7,297	612
Advances from the Federal Home Loan Bank	46,700	50,000
Notes payable	8,824	9,468
Series B mandatory redeemable preferred stock	831	831
Other liabilities	5,180	5,395

Total liabilities	591,527	610,147

Stockholders’ equity
Preferred stock; 200,000 shares authorized; none issued	—	—
Series A convertible preferred stock; 2,765 shares authorized, 2,762.24 shares outstanding (aggregate liquidation preference of $2,762)	500	500
Series C preferred stock; 4,500 shares authorized; none issued	—	—
Common stock, $1 par value; 10,000,000 shares authorized; 4,697,893 shares issued at June 30, 2006 and 4,684,393 shares issued at December 31, 2005	4,698	4,684
Additional paid-in capital	23,381	23,167
Retained earnings	50,775	48,837
Accumulated other comprehensive income	(1,204)	95

	78,150	77,283
Treasury stock, at cost; 955,142 shares at June 30, 2006 and 877,517 at December 31, 2005	(12,846)	(11,208)

Total stockholders’ equity	65,304	66,075

Total liabilities and stockholders’ equity	$656,831	$676,222

See Accompanying Notes to Unaudited Financial Statements

UNIONBANCORP, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
Three and Six Months Ended June 30, 2006 and 2005

	Three Months		Six Months
	Ended June 30		Ended June 30,

	2006	2005	2006	2005

	(In thousands, except per share data)
Interest income
Loans	$7,194	$6,751	$14,349	$13,201
Securities
Taxable	2,027	1,481	4,018	2,906
Exempt from federal income taxes	210	263	426	521
Federal funds sold and other	45	50	66	59

Total interest income	9,476	8,545	18,859	16,687
Interest expense
Deposits	3,845	2,571	7,324	4,890
Federal funds purchased and securities sold under agreements to repurchase	51	37	123	111
Advances from the Federal Home Loan Bank	455	550	938	1,133
Series B mandatory redeemable preferred stock	13	13	25	25
Notes payable	161	94	315	163

Total interest expense	4,525	3,265	8,725	6,322

Net interest income	4,951	5,280	10,134	10,365
Provision for loan losses	(300)	—	(1,100)	100

Net interest income after provision for loan losses	5,251	5,280	11,234	10,265
Noninterest income
Service charges	495	525	935	1,008
Trust income	199	187	418	402
Mortgage banking income	281	364	527	704
Insurance commissions and fees	414	472	793	893
Banked owned life insurance	137	135	277	269
Securities gains, net	(88)	—	(88)	—
Gain on sale of assets, net	(9)	1	(9)	3
Other income	268	347	604	602

	1,697	2,031	3,457	3,881
Noninterest expenses
Salaries and employee benefits	2,910	3,366	5,955	6,842
Occupancy expense, net	346	385	789	779
Furniture and equipment expense	521	461	1,033	885
Marketing	98	128	209	224
Supplies and printing	65	86	162	163
Telephone	118	106	235	213
Other real estate owned expense	2	29	8	34
Amortization of intangible assets	43	43	87	87
Other expenses	1,026	1,023	1,985	1,946

	5,129	5,627	10,463	11,173

Income before income taxes	1,819	1,684	4,228	2,973
Income taxes	525	302	1,288	627

Net income	1,294	1,382	2,940	2,346
Preferred stock dividends	52	52	104	104

Net income for common stockholders	$1,242	$1,330	$2,836	$2,242

Basic earnings per common share	$0.33	$0.33	$0.75	$0.56

Diluted earnings per common share	$0.33	$0.33	$0.74	$0.55

Total comprehensive income	$351	$1,521	$1,641	$2,060

See Accompanying Notes to Unaudited Financial Statements

UNIONBANCORP, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
Six Months Ended June 30, 2006 and 2005

	Six Months Ended
	June 30,

	2006	2005

	(In thousands)
Cash flows from operating activities
Net income	$2,940	$2,346
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	931	855
Amortization of intangible assets	87	87
Amortization of mortgage servicing rights	160	91
Amortization of bond premiums, net	244	584
Stock Option Expense	68	—
Federal Home Loan Bank stock dividend	(47)	(109)
Provision for loan losses	(1,100)	100
Provision for deferred income taxes	(310)	466
Net change in BOLI	(277)	(269)
Net change in OREO	(2)	—
(Gain) loss on sale of assets	9	(3)
Loss on sale of securities	88	—
Gain on sale of loans	(353)	(540)
Gain on sale of real estate acquired in settlement of loans	—	(7)
Proceeds from sales of loans held for sale	27,395	22,927
Origination of loans held for sale	(25,796)	(20,710)
Change in assets and liabilities
(Increase) in other assets	577	(178)
Increase in other liabilities	569	124

Net cash provided by operating activities	5,183	5,764
Cash flows from investing activities
Securities available-for-sale
Proceeds from maturities and paydowns	19,554	27,795
Proceeds from sales	16,594	—
Purchases	(25,012)	(29,757)
Purchase of loans	(19,513)	(3,275)
Net decrease in loans	30,618	15,429
Purchase of premises and equipment	(758)	(1,327)
Sale of branch	(6,054)	—
Proceeds from sale of real estate acquired in settlement of loans	173	67

Net cash provided by (used in) investing activities	15,602	8,932
Cash flows from financing activities
Net increase (decrease) in deposits	(15,138)	8,723
Net increase (decrease) in federal funds purchased and securities sold under agreements to repurchase	6,685	(8,044)
Payments on notes payable	(2,045)	(542)
Proceeds from notes payable	1,400	3,085
Net increase in other borrowed funds	—	11
Net decrease in advances from the Federal Home Loan Bank	(3,300)	(5,800)
Dividends on common stock	(898)	(878)
Dividends on preferred stock	(104)	(104)
Proceeds from exercise of stock options	160	420
Purchase of treasury stock	(1,638)	(2,997)

Net cash provided by financing activities	(14,878)	(6,126)

Net increase in cash and cash equivalents	5,907	8,570
Cash and cash equivalents
Beginning of period	24,358	22,802

End of period	$30,265	$31,372

Supplemental disclosures of cash flow information
Cash payments for
Interest	$4,575	$6,129
Income taxes	861	643
Transfers from loans to other real estate owned	1,307	310
See Accompanying Notes to Unaudited Financial Statements

UNIONBANCORP, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, Except Per Share Data)

Note 1.	Summary of Significant Accounting Policies
      The accompanying unaudited interim consolidated financial statements of UnionBancorp, Inc. and subsidiary (“Union”) have been prepared in accordance with U.S. generally accepted accounting principles and with the rules and regulations of the Securities and Exchange Commission for interim financial reporting. Accordingly, they do not include all of the information and footnotes required for complete financial statements. In the opinion of management, all normal and recurring adjustments which are necessary to fairly present the results for the interim periods presented have been included. The preparation of financial statements requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates. For further information with respect to significant accounting policies followed by Union in the preparation of its consolidated financial statements, refer to Union’s Annual Report on Form 10-K for the year ended December 31, 2005. The annualized results of operations during the three and six months ended June 30, 2006 are not necessarily indicative of the results expected for the year ending December 31, 2006. All financial information is in thousands (000’s), except per share data.

Note 2.	Earnings Per Share
      Basic earnings per share for the three and six months ended June 30, 2006 and 2005 were computed by dividing net income by the weighted average number of shares outstanding. Diluted earnings per share for the three and six months ended June 30, 2006 and 2005 were computed by dividing net income by the weighted average number of shares outstanding, adjusted for the dilutive effect of the stock options. Computations for basic and diluted earnings per share are provided below:

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2006	2005	2006	2005

Basic Earnings Per Common Share
Net income available to common shareholders	$1,242	$1,330	$2,836	$2,242
Weighted average common shares outstanding	3,743	3,993	3,765	4,021

Basic Earnings Per Common Share	$0.33	$0.33	$0.75	$0.56

Diluted Earnings Per Common Share
Weighted average common shares outstanding	3,743	3,993	3,765	4,021
Add: dilutive effect of assumed exercised stock options	44	62	45	62

Weighted average common and dilutive Potential shares outstanding	3,787	4,055	3,810	4,083

Diluted Earnings Per Common Share	$0.33	$0.33	$0.74	$0.55

      There were approximately 60,000 and 40,000 options outstanding at June 30, 2006 and 2005, respectively, that were not included in the computation of diluted earnings per share because the options’ exercise prices were greater than the average market price of the common stock and were, therefore, antidilutive.

Note 3.	Securities
      Union’s consolidated securities portfolio, which represented 32.1% of Union’s 2006 second quarter average earning asset base, is managed to minimize interest rate risk, maintain sufficient liquidity, and maximize return. The portfolio includes several callable agency debentures, adjustable rate mortgage pass-

UNIONBANCORP, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
throughs, and collateralized mortgage obligations. Corporate bonds consist of investment grade obligations of public corporations. Equity securities consist of Federal Reserve stock, Federal Home Loan Bank stock, and trust preferred stock. Securities classified as available-for-sale, carried at fair value, were $182,914 at June 30, 2006 compared to $196,440 at December 31, 2005. Union does not have any securities classified as trading or held-to-maturity.
      The following table describes the fair value, gross unrealized gains and losses of securities available-for-sale at June 30, 2006 and December 31, 2005, respectively:

	June 30, 2006

		Gross	Gross
		Unrealized	Unrealized
	Fair Value	Gains	Losses

U.S. government agencies	$40,418	$—	$(795)
States and political subdivisions	19,177	258	(110)
U.S. government mortgage-backed securities	75,374	203	(1,082)
Collateralized mortgage obligations	23,777	—	(479)
Equity securities	17,363	95	(33)
Corporate	6,805	14	(37)

	$182,914	$570	$(2,536)

	December 31, 2005

		Gross	Gross
		Unrealized	Unrealized
	Fair Value	Gains	Losses

U.S. government agencies	30,857	8	(364)
States and political subdivisions	18,400	424	(16)
U.S. government mortgage-backed securities	101,022	854	(675)
Collateralized mortgage obligations	20,938	21	(157)
Equity securities	18,316	54	(49)
Corporate	6,907	62	(7)

	$196,440	$1,423	$(1,268)

UNIONBANCORP, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 4.	Loans and Allowance for Loan Losses
      Union offers a broad range of products, including agribusiness, commercial, residential, and installment loans, designed to meet the credit needs of its borrowers. Union concentrates its lending activity in the geographic market areas that it serves, generally lending to consumers and small to mid-sized businesses from which deposits are garnered in the same market areas. As a result, Union strives to maintain a loan portfolio that is diverse in terms of loan type, industry, borrower and geographic concentrations. The following table describes the composition of loans by major categories outstanding as of June 30, 2006 and December 31, 2005, respectively:

	June 30, 2006		December 31, 2005

	$	%	$	%

Commercial	$84,711	21.00%	$91,537	21.92%
Agricultural	21,178	5.25	26,694	6.39
Real estate:
Commercial mortgages	130,942	32.46	126,503	30.31
Construction	75,424	18.69	68,508	16.41
Agricultural	27,590	6.84	33,033	7.91
1-4 family mortgages	52,876	13.11	57,920	13.87
Installment	9,531	2.36	12,747	3.05
Other	1,203	0.30	583	0.14

Total loans	403,455	100.00%	417,525	100.00%

Allowance for loan losses	(6,848)		(8,362)

Loans, net	$396,607		$409,163

      The following table presents data on impaired loans:

	June 30,	December 31,
	2006	2005

Impaired loans for which an allowance has been provided	$6,455	$12,585
Impaired loans for which no allowance has been provided	3,955	563

Total loans determined to be impaired	$10,410	$13,148

Allowance for loan loss for impaired loans included in the allowance for loan losses	$2,571	$3,913

UNIONBANCORP, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In originating loans, Union recognizes that credit losses will be experienced and the risk of loss will vary with, among other things, current economic conditions; the type of loan being made; the creditworthiness of the borrower over the term of the loan; and in the case of a collateralized loan, the quality of the collateral for such loan. The allowance for loan losses represents Union’s estimate of the allowance necessary to provide for probable incurred losses in the loan portfolio. In making this determination, Union analyzes the ultimate collectibility of the loans in its portfolio, incorporating feedback provided by internal loan staff, the independent loan review function and information provided by examinations performed by regulatory agencies. Union makes an ongoing evaluation as to the adequacy of the allowance for loan losses. Transactions in the allowance for loan losses for the three and six months ended June 30, 2006 and 2005 are summarized below:

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2006	2005	2006	2005

Beginning balance	$7,506	$9,948	$8,362	$9,732
Charge-offs:
Commercial	203	464	223	464
Real estate mortgages	414	419	482	425
Installment and other loans	34	82	73	279

Total charge-offs	651	965	778	1,168

Recoveries:
Commercial	120	10	135	302
Real estate mortgages	168	122	209	138
Installment and other loans	5	44	20	55

Total recoveries	293	176	364	495

Net charge-offs	358	789	414	673

Provision for loan losses	(300)	0	(1,100)	100

Ending balance	$6,848	$9,159	$6,848	$9,159

Period end total loans, net of unearned interest	$403,455	$404,462	$403,455	$404,462

Average loans	$407,360	$414,289	$410,780	$415,909

Ratio of net charge-offs to average loans	0.09%	0.19%	0.10%	0.16%
Ratio of provision for loan losses to average loans	(0.07)%	0.00%	(0.27)%	0.02%
Ratio of allowance for loan losses to ending total loans	1.70%	2.26%	1.70%	2.26%
Ratio of allowance for loan losses to total nonperforming loans	244.05%	238.83%	244.05%	238.83%
Ratio of allowance at end of period to average loans	1.68%	2.21%	1.67%	2.20%

Note 5.	Stock Option Plans
      In April 1993, Union adopted the UnionBancorp 1993 Stock Option Plan (“the 1993 Option Plan”). A total of 490,206 shares were issued pursuant to stock options issued to employees and outside directors under this plan. The 1993 Stock Option Plan was terminated on April 12, 2003.

UNIONBANCORP, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In 1999, Union adopted the UnionBancorp, Inc. Non-qualified Stock Option Plan (“the 1999 Option Plan”). Under the 1999 Option Plan, nonqualified options may be granted to employees and eligible directors of Union and its subsidiaries to purchase Union’s common stock at 100% of the fair market value on the date the option is granted. Union has authorized 50,000 shares for issuance under the 1999 Option Plan. During 1999, 40,750 of these shares were granted and are 100% fully vested. The options have an exercise period of ten years from the date of grant. There are 9,250 shares available to grant under this plan.
      In April 2003, Union adopted the UnionBancorp 2003 Stock Option Plan (“the 2003 Option Plan”). Under the 2003 Option Plan, nonqualified options, incentive stock options, and/or stock appreciation rights may be granted to employees and outside directors of Union and its subsidiaries to purchase Union’s common stock at an exercise price to be determined by the 2003 Option Plan’s administrative committee. Pursuant to the 2003 Option Plan, 200,000 shares of Union’s unissued common stock have been reserved and are available for issuance upon the exercise of options and rights granted under the 2003 Option Plan. The options have an exercise period of ten years from the date of grant. There are 110,000 shares available to grant under this plan.
      A summary of the status of the option plans as of June 30, 2006, and changes during the quarter ended on those dates is presented below:

	June 30, 2006

		Weighted-
		Average
		Exercise
	Shares	Price

Outstanding at beginning of quarter	301,675	$15.74
Granted	—	—
Exercised	(13,500)	8.09
Forfeited	(21,811)	15.96

Outstanding at end of quarter	266,364	$16.11

Options exercisable at quarter end	175,233	$14.08

Weighted-average fair value of options granted during the quarter		$—

      Options outstanding at June 30, 2006 and December 31, 2005 were as follows:

	June 30, 2006

	Outstanding		Exercisable

		Weighted
		Average		Weighted
		Remaining		Average
		Contractual		Exercise
Range of Exercise Prices	Number	Life	Number	Price

$ 7.25 - $ 9.75	9,000	0.7 years	9,000	$9.75
11.25 - 13.00	59,681	3.9 years	59,681	11.64
13.88 - 18.50	112,683	4.5 years	94,552	14.94
20.30 - 23.29	85,000	8.6 years	12,000	22.78

	266,364	5.6 years	175,233	$14.08

UNIONBANCORP, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31, 2005

	Outstanding		Exercisable

		Weighted
		Average		Weighted
		Remaining		Average
		Contractual		Exercise
Range of Exercise Prices	Number	Life	Number	Price

$ 7.25 - $ 9.75	22,300	0.7 years	22,300	$8.69
11.25 - 13.00	62,681	4.5 years	54,855	11.63
13.88 - 18.50	126,694	5.0 years	98,356	15.04
20.30 - 23.29	90,000	9.2 years	12,000	22.78

	301,675	5.8 years	187,511	$13.78

      The intrinsic value for stock options is calculated based on the exercise price of the underlying awards and the market price of our common stock as of the reporting date. The intrinsic value of options exercised during the second quarter of 2006 and 2005 was $174 and $308. Union recorded $68 in stock compensation expense during the six months ended June 30, 2006 to salaries and employee benefits.
      The fair value of each stock option granted is estimated using the Black-Scholes based stock option valuation model. This model requires the input of subjective assumptions that will usually have a significant impact on the fair value estimate. Expected volatilities are based on historical volatility of Union’s stock, and other factors. Expected dividends are based on dividend trends and the market price of Union’s stock price at grant. Union uses historical data to estimate option exercises and employee terminations within the valuation model. The risk-free rate for periods within the contractual life of the options is bases on the U.S. Treasury yield curves in effect at the time of grant. There were no grants during the six months ended June 30, 2006 and 2005.
      Union elected to adopt the modified prospective application method as provided by SFAS 123R, and, accordingly Union recorded compensation costs as the requisite service rendered for the unvested portion of previously issued awards that remain outstanding at the initial date of adoption and any awards issued, modified, repurchased, or cancelled after the effective date of SFAS 123R.
      Prior to January 1, 2006, Union accounted for share-based compensation to employees in accordance with Accounting Principles Board Opinion (APB) No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Union also followed the disclosure requirements of SFAS 123, “Accounting for Stock-Based Compensation”. No stock-based compensation was recognized on employee stock options in the consolidated statement of income before January 1, 2006. Accordingly, financial statement amounts for the prior periods presented in this Form 10-Q have not been restated to reflect the fair value method of expensing share-based compensation.
      SFAS 123R requires the recognition of stock based compensation for the number of awards that are ultimately expected to vest. As a result, recognized stock option compensation expense was reduced for estimated forfeitures prior to vesting primarily based on historical annual forfeiture rates of approximately three percent. Estimated forfeitures will be reassessed in subsequent periods and may change based on new facts and circumstances. Prior to January 1, 2006, actual forfeitures were accounted for as they occurred for purposes of required pro forma stock compensation disclosures.

UNIONBANCORP, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Unrecognized stock option compensation expense related to unvested awards (net of estimated forfeitures) for the remainder of 2006 and beyond is estimated as follows:

Year	Expense

July, 2006 - December, 2006	$68
2007	67
2008	47
2009	28

Total	$210

      The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of SFAS 123R as of June 30, 2005:

	Three Months Ended	Six Months Ended
	June 30, 2005	June 30, 2005

Net income as reported for common stockholders	$1,330	$2,242
Deduct: stock-based compensation expense determined under fair value based method	27	57

Pro forma net income	$1,303	$2,185

Basic earnings per common share as reported	$0.33	$0.56
Pro forma basic earnings per common share	$0.33	$0.54
Diluted earnings per common share as reported	$0.33	$0.55
Pro forma diluted earnings per common share	$0.32	$0.53

Note 6.	Contingent Liabilities And Other Matters
      Neither Union nor any of its subsidiaries are involved in any pending legal proceedings other than routine legal proceedings occurring in the normal course of business, which, in the opinion of management, in the aggregate, are not material to Union’s consolidated financial condition.

Note 7.	Segment Information
      The reportable segments are determined by the products and services offered, primarily distinguished between retail, commercial, treasury, financial services, and operations & other. Loans, and deposits generate the revenues in the commercial segments; deposits, loans, secondary mortgage sales and servicing generates the revenue in the retail segment; investment income generates the revenue in the treasury segment; insurance, brokerage, and trust services generate the revenue in the financial services segment; and holding company services generate the revenue in the operations & other segment.

UNIONBANCORP, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The accounting policies used with respect to segment reporting are the same as those described in the summary of significant accounting policies set forth in Note 1 on page 4. Segment performance is evaluated using net income. Information reported internally for performance assessment follows.

	Three Months Ended June 30, 2006

	Retail	Commercial	Treasury	Financial	Other	Consolidated
	Segment	Segment	Segment	Services	Operations	Totals

Net interest income (loss)	$1,926	$3,126	$86	$50	$(237)	$4,951
Other revenue	908	110	(89)	565	203	1,697
Other expense	1,497	523	63	710	1,845	4,638
Noncash items
Depreciation	200	3	—	35	210	448
Provision for loan losses	(100)	(200)	—	—	—	(300)
Other intangibles	—	—	—	15	28	43
Net allocations	624	1,256	158	233	(2,271)	—
Income tax expense	207	540	(146)	(128)	52	525
Segment profit (loss)	406	1,114	(78)	(250)	102	1,294
Goodwill	2,512	2,631	—	1,820	—	6,963
Segment assets	91,575	326,048	209,259	3,575	—	656,831

	Three Months Ended June 30, 2005

	Retail	Commercial	Treasury	Financial	Other	Consolidated
	Segment	Segment	Segment	Services	Operations	Totals

Net interest income (loss)	$1,886	$3,284	$43	$11	$56	$5,280
Other revenue	1,026	112	—	657	236	2,031
Other expense	1,647	1,053	59	671	1,713	5,143
Noncash items
Depreciation	229	3	—	39	170	441
Provision for loan losses	190	(190)	—	—	—	—
Other intangibles	—	—	—	15	28	43
Net allocations	757	864	120	197	(1,938)	—
Income tax expense	28	358	(98)	(63)	77	302
Segment profit (loss)	61	1,308	(38)	(191)	242	1,382
Goodwill	2,512	2,631	—	1,820	—	6,963
Segment assets	104,239	311,763	218,152	3,975	27,295	665,424

UNIONBANCORP, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Six Months Ended June 30, 2006

	Retail	Commercial	Treasury	Financial	Other	Consolidated
	Segment	Segment	Segment	Services	Operations	Totals

Net interest income (loss)	$3,908	$6,389	$216	$106	$(485)	$10,134
Other revenue	1,758	221	(88)	1,198	368	3,457
Other expense	2,936	1,167	131	1,374	3,837	9,445
Noncash items
Depreciation	443	6	—	73	409	931
Provision for loan losses	25	(1,125)	—	—	—	(1,100)
Other intangibles	—	—	—	30	57	87
Net allocations	1,471	2,469	318	466	(4,724)	—
Income tax expense	264	1,389	(252)	(215)	102	1,288
Segment profit (loss)	527	2,704	(69)	(424)	202	2,940
Goodwill	2,512	2,613	—	1,820	—	6,963
Segment assets	91,575	326,048	209,259	3,575	—	656,831

	Six Months Ended June 30, 2005

	Retail	Commercial	Treasury	Financial	Other	Consolidated
	Segment	Segment	Segment	Services	Operations	Totals

Net interest income (loss)	$3,620	$6,418	$177	$18	$132	$10,365
Other revenue	1,976	226	—	1,290	389	3,881
Other expense	3,188	1,700	117	1,404	3,822	10,231
Noncash items
Depreciation	454	6	—	83	312	855
Provision for loan losses	290	(190)	—	—	—	100
Other intangibles	—	—	—	30	57	87
Net allocations	1,541	2,210	231	354	(4,336)	—
Income tax expense	35	760	(195)	(162)	189	627
Segment profit (loss)	88	2,158	24	(401)	477	2,346
Goodwill	2,512	2,613	—	1,820	—	6,963
Segment assets	104,239	311,763	218,152	3,975	27,295	665,424

Crowe Chizek and Company LLC
Member Horwath International
Report of Independent Registered Public Accounting Firm
UnionBancorp, Inc.
Ottawa, Illinois
      We have audited the accompanying balance sheets of UnionBancorp, Inc. as of December 31, 2005 and 2004, and the related statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UnionBancorp, Inc. at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Crowe Chizek and Company LLC
Oak Brook, Illinois
February 18, 2006

UNIONBANCORP, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2005 and 2004

	2005	2004

	(In thousands, except
	share and per share data)
ASSETS
Cash and cash equivalents	$24,358	$22,802
Securities available-for-sale	196,440	191,661
Loans	417,525	419,275
Allowance for loan losses	(8,362)	(9,732)

Net loans	409,163	409,543
Cash value of life insurance	15,498	14,953
Mortgage servicing rights	2,533	2,772
Premises and equipment, net	13,908	13,463
Goodwill	6,963	6,963
Intangible assets, net	533	703
Other real estate	203	420
Other assets	6,623	6,266

Total assets	$676,222	$669,546

LIABILITIES AND STOCKHOLDERS’ EQUITY

Liabilities
Deposits
Non-interest-bearing	$57,832	$55,800
Interest-bearing	486,009	456,677

Total deposits	543,841	512,477
Federal funds purchased and securities sold under agreements to repurchase	612	12,722
Federal Home Loan Bank advances	50,000	61,900
Notes payable	9,468	6,629
Series B mandatory redeemable preferred stock	831	831
Other liabilities	5,395	4,740

Total liabilities	610,147	599,299
Stockholders’ equity
Preferred stock
Series A Convertible Preferred Stock (aggregate liquidation preference of 2,762)	500	500
Series C Preferred Stock	—	—
Common stock, $1 par value, 10,000,000 shares authorized; 4,684,393 and 4,640,907 shares issued in 2005 and 2004	4,684	4,641
Surplus	23,167	22,632
Retained earnings	48,837	46,592
Accumulated other comprehensive income	95	1,351

	77,283	75,716
Treasury stock, at cost, 877,517 shares at December 31, 2005 and 608,763 shares at December 31, 2004	(11,208)	(5,469)

Total stockholders’ equity	66,075	70,247

Total liabilities and stockholders’ equity	$676,222	$669,546

See Accompanying Notes to Consolidated Financial Statements.

UNIONBANCORP, INC.
CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2005, 2004, and 2003

	2005	2004	2003

	(In thousands, except per share
	data)
Interest income
Loans	$27,251	$27,718	$32,693
Securities
Taxable	6,331	5,925	6,805
Exempt from federal income taxes	993	1,221	1,533
Federal funds sold and other	122	48	55

Total interest income	34,697	34,912	41,086
Interest expense
Deposits	10,910	9,909	12,453
Federal funds purchased and securities sold under agreements to repurchase	197	98	122
Advances from the Federal Home Loan Bank	2,128	2,887	2,997
Series B Mandatory Redeemable preferred stock	50	50	64
Notes payable and other	427	306	325

Total interest expense	13,712	13,250	15,961

Net interest income	20,985	21,662	25,125
Provision for loan losses	250	1,924	8,236

Net interest income after provision for loan losses	20,735	19,738	16,889
Noninterest income
Service charges	1,996	2,866	3,090
Merchant fee income	—	56	560
Trust income	811	740	701
Mortgage banking income	1,350	2,020	3,947
Insurance and brokerage commissions and fees	1,818	2,234	2,318
Bank Owned Life Insurance (BOLI)	545	573	681
Securities (losses) gains, net	(79)	123	281
Gain on sale of other assets	4	4,263	—
Other income	1,157	1,227	2,141

	7,602	14,102	13,719
Noninterest expenses
Salaries and employee benefits	13,789	15,410	16,020
Occupancy, net	1,571	2,461	2,138
Furniture and equipment	1,935	2,215	2,094
Marketing	496	615	709
Supplies and printing	359	435	541
Telephone	430	546	874
Other real estate owned	59	8	178
Amortization of intangible assets	170	337	247
Other	4,156	4,954	5,806

	22,965	26,981	28,607

Income before income taxes	5,372	6,859	2,001
Income taxes	1,199	2,056	(129)

Net income	$4,173	$4,803	$2,130
Preferred stock dividends	207	207	193

Net income for common stockholders	$3,966	$4,596	$1,937

Basic earnings per common share	$1.01	$1.14	$0.48

Diluted earnings per common share	$0.99	$1.12	$0.48

Dividends per common share	$0.44	$0.40	$0.36

See Accompanying Notes to Consolidated Financial Statements.

UNIONBANCORP, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
Years Ended December 31, 2005, 2004, and 2003

	Series A				Accumulated	Unearned
	Convertible				Other	Compensation
	Preferred	Common		Retained	Comprehensive	Under Stock	Treasury
	Stock	Stock	Surplus	Earnings	Income	Option Plans	Stock	Total

	(In thousands, except share data)
Balance, January 1, 2003	$500	$4,571	$21,856	$43,113	$3,171	$(23)	$(5,124)	$68,064
Common stock dividends	—	—	—	(1,441)	—	—	—	(1,441)
Preferred stock dividends	—	—	—	(193)	—	—	—	(193)
Exercise of stock options (56,404 shares)	—	57	628	—	—	—	—	685
Amortization of unearned compensation under stock option plans	—	—	—	—	—	21	—	21
Purchase of 10,500 shares of treasury stock	—	—	—	—	—	—	(189)	(189)
Comprehensive income
Net income	—	—	—	2,130	—	—	—	2,130
Net decrease in fair value-of securities classified as available-for-sale, net of income taxes and reclassification adjustments	—	—	—	—	(1,030)	—	—	(1,030)

Total comprehensive income								1,100

Balance, December 31, 2003	500	4,628	22,484	43,609	2,141	(2)	(5,313)	68,047
Common stock dividends	—	—	—	(1,613)	—	—	—	(1,613)
Preferred stock dividends	—	—	—	(207)	—	—	—	(207)
Exercise of stock options (13,294 shares)	—	13	148	—	—	—	—	161
Amortization of un-earned compensation under stock option plans	—	—	—	—	—	2	—	2
Purchase of 8,000 shares of treasury stock	—	—	—	—	—	—	(156)	(156)
Comprehensive income
Net income	—	—	—	4,803	—	—	—	4,803
Net decrease in fair value-of securities classified as available-for-sale, net of income taxes and reclassification adjustments	—	—	—	—	(790)	—	—	(790)

Total comprehensive income								4,013

Balance, December 31, 2004	$500	$4,641	$22,632	$46,592	$1,351	$—	$(5,469)	$70,247

Balance, December 31, 2004	$500	$4,641	$22,632	$46,592	$1,351	$—	$(5,469)	$70,247
Common stock dividends	—	—	—	(1,721)	—	—	—	(1,721)
Preferred stock dividends	—	—	—	(207)	—	—	—	(207)
Exercise of stock options (43,486 shares)	—	43	535	—	—	—	—	578
Purchase of 268,754 shares of treasury stock	—	—	—	—	—	—	(5,739)	(5,739)
Comprehensive income
Net income	—	—	—	4,173	—	—	—	4,173
Net decrease in fair value-of securities classified as available-for-sale, net of income taxes and reclassification adjustments	—	—	—	—	(1,256)	—	—	(1,256)

Total comprehensive income								2,917

Balance, December 31, 2005	$500	$4,684	$23,167	$48,837	$95	$—	$(11,208)	$66,075

See Accompanying Notes to Consolidated Financial Statements.

UNIONBANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2005, 2004, and 2003

	2005	2004	2003

	(In thousands)
Cash flows from operating activities
Net income	$4,173	$4,803	$2,130
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	1,839	2,455	1,685
Amortization of intangible assets	170	337	247
Amortization of mortgage servicing rights	535	722	1,732
Amortization of unearned compensation under stock option plans	—	2	21
Amortization of bond premiums, net	1,114	1,739	1,719
Federal Home Loan Bank stock dividend	(191)	(350)	(325)
Provision for loan losses	250	1,924	8,236
Provision for deferred income taxes	702	464	(616)
Net change in BOLI	(545)	(574)	(530)
Net change in OREO	(655)	(619)	(210)
Securities losses/(gains), net	79	(123)	(281)
Gain on sale of assets, net	(4)	(4,263)	—
Gain (loss) on sale of real estate acquired in settlement of loans	(42)	(44)	168
Gain on sale of loans	(1,034)	(1,877)	(4,727)
Proceeds from sale of loans held for sale	51,838	86,828	205,272
Origination of loans held for sale	(50,378)	(83,273)	(196,907)
Change in assets and liabilities
(Increase) decrease in other assets	(679)	1,053	(3,038)
Increase (decrease) in other liabilities	1,563	606	(730)

Net cash provided by operating activities	8,735	9,810	13,846
Cash flows from investing activities
Securities available for sale
Proceeds from maturities and paydowns	56,414	104,192	64,500
Proceeds from sales	10,885	19,584	72,398
Purchases	(74,972)	(66,070)	(164,690)
Purchase of loans	(3,275)	—	—
Net decrease (increase) in loans	2,730	11,745	(3,106)
Purchase of premises and equipment	(2,979)	(2,197)	(4,186)
Purchase of bank-owned life insurance, net	—	—	73
Proceeds from sale of real estate acquired in settlement of loans	914	470	1,372
Sale of branches	—	(50,835)	—
Acquisition of insurance agency, net of debt assumed	—	—	(150)

Net cash provided by (used in) investing activities	(10,283)	16,889	(33,789)
Cash flows from financing activities
Net increase (decrease) in deposits	$31,364	$(24,419)	$(3,926)
Net increase (decrease) in federal funds purchased and securities sold under agreements to repurchase	(12,110)	11,189	(2,055)
Net increase (decrease) in advances from the Federal Home Loan Bank	(11,900)	(10,550)	10,700
Payments on notes payable	(2,586)	(1,000)	(550)
Proceeds from notes payable	5,425	500	148
Dividends on common stock	(1,721)	(1,613)	(1,441)
Dividends on preferred stock	(207)	(207)	(193)
Proceeds from exercise of stock options	578	161	685
Purchase of treasury stock	(5,739)	(156)	(189)

Net cash provided by (used in) financing activities	3,104	(26,095)	3,179

Net increase (decrease) in cash and cash equivalents	1,556	604	(16,764)
Cash and cash equivalents
Beginning of year	22,802	22,198	38,962

End of year	$24,358	$22,802	$22,198

Supplemental disclosures of cash flow information
Cash payments for
Interest	$12,980	$13,219	$16,453
Income taxes	862	346	1,850
Transfers from loans to other real estate owned	675	619	210
See Accompanying Notes to Consolidated Financial Statements.

UNIONBANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, Except Share Data)

Note 1.	Nature of Operations and Summary of Significant Accounting Policies
      UnionBancorp, Inc. is a bank holding company organized under the laws of the state of Delaware. Union provides a full range of banking services to individual and corporate customers located in the north central and west central areas of Illinois. These services include demand, time, and savings deposits; lending; mortgage banking; insurance products; brokerage services; and trust services. Union is subject to competition from other financial institutions and nonfinancial institutions providing financial services. Additionally, UnionBancorp, Inc. and its subsidiary UnionBank (collectively referred to as “Union”) are subject to regulations of certain regulatory agencies and undergo periodic examinations by those regulatory agencies.

Basis of presentation
      The consolidated financial statements include the accounts of the UnionBancorp, Inc. and UnionBank. Intercompany balances and transactions have been eliminated in consolidation.
      The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles and with general practice in the banking industry. In preparing the financial statements, management makes estimates and assumptions based on available information that affects the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period, and actual results could differ. The allowance for loan losses, value of mortgage servicing rights, deferred taxes, and fair values of financial instruments are particularly subject to change.
      Assets held in an agency or fiduciary capacity, other than trust cash on deposit with UnionBank, are not assets of Union and, accordingly, are not included in the accompanying consolidated financial statements.

Cash flows
      Cash and cash equivalents includes cash, deposits with other financial institutions under 90 days, and federal funds sold. Loan disbursements and collections, repurchase agreements, federal funds purchased, Federal Home Loan Bank advances, Bank owned life insurance and transactions in deposit accounts are reported, net.

Securities
      Securities classified as available-for-sale are those securities that Union intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available-for-sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of Union’s assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Securities available-for-sale are carried at fair value with unrealized gains or losses, net of the related deferred income tax effect, reported in other comprehensive income. Securities such as Federal Home Loan Bank stock and Federal Reserve Bank stock are carried at cost. Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers: (1) the length of time and extent that fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, and (3) Union’s ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.
      Interest income is reported net of amortization of premiums and accretion of discounts. Gains or losses from the sale of securities are determined using the specific identification method. Securities are written down to fair value when a decline in fair value is not temporary.

UNIONBANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Loan commitments and related financial instruments
      Financial instruments include off-balance-sheet credit instruments such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Loans
      Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Interest income is accrued on the unpaid principal balance.
      Interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in the process of collection. Consumer and credit card loans are typically charged off no later than 120 days past due. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.
      All interest accrued but not received for loans placed on nonaccrual are reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.
      Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or market, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings.
      Mortgage loans held for sale are generally sold with servicing rights retained. The carrying value of mortgage loans sold is reduced by the cost allocated to the servicing right. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold.
      The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes and confirms the loan balance to be uncollectible. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged-off.
      The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.
      A loan is considered impaired when, based on current information and events, it is probable that Union will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for

UNIONBANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
commercial and commercial real estate loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, Union does not separately identify individual consumer and residential loans for impairment disclosures.

Mortgage servicing rights
      Servicing assets represent purchased rights and the allocated value of retained servicing rights on loans sold. Servicing assets are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the assets, using groupings of the underlying loans as to interest rates and then, secondarily, as to geographic and prepayment characteristics. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Any impairment of a grouping is reported as a valuation allowance, to the extent that fair value is less than the capitalized amount for a grouping.

Foreclosed assets
      Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

Premises and equipment
      Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Building and related components are depreciated using the straight-line method with useful lives ranging from 15 to 39 years. Furniture, fixtures, and equipment are depreciated using the straight-line (or accelerated) method with useful lives ranging from 3 to 10 years. The cost of maintenance and repairs is charged to income as incurred; significant improvements are capitalized.

Bank-owned life insurance
      Union has invested in bank-owned life insurance policies, for which Union is also the beneficiary, on certain members of management. Bank-owned life insurance is recorded at its cash surrender value or the amount that can be realized. These policies have an aggregate face value of $36.2 million and $37.0 million with an approximate cash surrender value of $15.5 million and $15.0 million at December 31, 2005 and 2004, respectively.

Goodwill and other intangible assets
      Goodwill results from business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Goodwill is assessed at least annually for impairment and any such impairment will be recognized in the period identified.
      Other intangible assets consist of core deposit and acquired customer relationship intangible assets arising from whole bank, branch, and insurance company acquisitions. They are initially measured at fair value and then are amortized over their estimated useful lives, which is ten years.

Long-term assets
      Premises and equipment, core deposit, and other intangible assets, and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

UNIONBANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Repurchase agreements
      Substantially all repurchase agreement liabilities represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

Income taxes
      Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting basis and the tax basis of Union’s assets and liabilities. Deferred taxes are recognized for the estimated taxes ultimately payable or recoverable based on enacted tax laws. Changes in enacted tax rates and laws are reflected in the financial statements in the periods they occur.

Earnings per share
      Basic earnings per share is based on weighted-average common shares outstanding. Diluted earnings per share assumes the issuance of any dilutive potential common shares under stock options and Series A convertible preferred shares using the treasury stock method.

Stock compensation
      Employee compensation expense under stock options is reported using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant. The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation:

	2005	2004	2003

Net income as reported for common stockholders	$3,966	$4,596	$1,937
Deduct: stock-based compensation expense determined under fair value based method	106	96	95

Pro forma net income	$3,860	$4,500	$1,842

Basic earnings per common share as reported	$1.01	$1.14	$0.48
Pro forma basic earnings per common share	0.98	1.12	0.46
Diluted earnings per common share as reported	0.99	1.12	0.48
Pro forma diluted earnings per common share	0.96	1.09	0.45
      The pro forma effects are computed using option pricing models, using the following weighted-average assumptions as of grant date.

	2005	2004	2003

Fair value	$4.94	$4.74	$4.93
Risk-free interest rate	4.56%	3.32%	2.27%
Expected option life (years)	5	5	5
Expected stock price volatility	23.45%	24.58%	26.04%
Dividend yield	1.92%	1.90%	1.65%

UNIONBANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stockholders’ Equity:

Preferred stock
      Union’s Certificate of Incorporation authorizes its Board of Directors to fix or alter the rights, preferences, privileges, and restrictions of 200,000 shares of preferred stock.
      Union has the following classes of preferred stock issued or authorized:

Series A Convertible Preferred Stock: Union has authorized 2,765 shares of Series A Convertible Preferred Stock. There were 2,762.24 shares of Series A Convertible Preferred Stock issued at December 31, 2005 and 2004. Preferential cumulative cash dividends are payable quarterly at an annual rate of $75.00 per share. Dividends accrue on each share of Series A Preferred Stock from the date of issuance and from day to day thereafter, whether or not earned or declared. The shares of Series A Preferred Stock are convertible into 172,140 common shares. Series A Preferred Stock is not redeemable for cash. Upon dissolution, winding up, or liquidation of Union, voluntary or otherwise, holders of Series A Preferred Stock will be entitled to receive, out of the assets of Union available for distribution to stockholders, the amount of $1,000 per share, plus any accrued but unpaid dividends, before any payment or distribution may be made on shares of common stock or any other securities issued by Union that rank junior to the Series A Preferred Stock.

Series B Mandatory Redeemable Preferred Stock: Union has authorized 1,092 shares of Series B Mandatory Redeemable Preferred Stock. There were 831 shares of Series B Mandatory Redeemable Preferred Stock issued at December 31, 2005 and 2004. Preferential cumulative cash dividends are payable quarterly at an annual rate of $60.00 per share. Dividends accrue on each share of Series B Preferred Stock from the date of issuance and from day to day, thereafter, whether or not earned or declared. Each original holder of Series B Preferred Stock (or upon such holder’s death, their executor or personal representatives) will have the option, exercisable at their sole discretion, to sell, and Union will be obligated to redeem such holder’s shares of Series B Preferred Stock upon the earlier to occur of the death of the respective original holder of Series B Preferred Stock or August 6, 2006. The per share price payable by Union for such shares of Series B Preferred Stock will be equal to $1,000 per share, plus any accrued but unpaid dividends. Upon dissolution, wind up, or liquidation of Union, voluntary or otherwise, holders of Series B Preferred Stock will be entitled to receive, out of the assets of Union available for distribution to stockholders, the amount of $1,000 per share, plus any accrued but unpaid dividends, before any payment or distribution may be made on shares of common stock or any other securities issued by Union that rank junior to the Series B Preferred Stock.

Union adopted FASB Statement 150, Accounting for Certain Financial Instruments With Characteristics of Both Liabilities and Equities, during the fourth quarter of 2004.

Statement 150 requires reporting mandatorily redeemable shares as liabilities, as well as obligations not in the form of shares to repurchase shares that may require cash payment and some obligations that may be settled by issuing a variable number of equity shares.

Series C Junior Participating Preferred Stock: Union has authorized 4,500 shares of Series C Junior Participating Preferred Stock. There were no shares issued at December 31, 2005 and 2004. The Series C Preferred Stock is only issuable upon exercise of rights issued pursuant to Union’s Stockholder Rights Plan. Each share of Series C Junior Participating Preferred Stock is entitled to, when, as, and if declared, a minimum preferential quarterly dividend payment of $3.00 per share but will be entitled to an aggregate dividend of 1,000 times the dividend declared per share of common stock. In the event of liquidation, dissolution, or winding up of Union, the holders of the Series C Preferred Stock will be entitled to a minimum preferential payment of $1,000 per share (plus any accrued but unpaid dividends) and will be entitled to an aggregate payment of 1,000 times the payment made per share of common

UNIONBANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

stock. Each share of Series C Preferred Stock will have 1,000 votes, voting together with the common stock. Finally, in the event of any merger, consolidation, or other transaction in which outstanding shares of common stock are converted or exchanged, each share of Series C Preferred Stock will be entitled to receive 1,000 times the amount received per share of common stock. These rights are protected by customary antidilution provisions.

Stockholder rights plan
      On July 17, 1996, Union declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock. Each Right entitles the registered holder to purchase from Union one one-thousandth of a share of Series C Junior Participating Preferred Stock, no par value, of Union at a price of $50.00 per one one-thousandth of a share of preferred stock (“the Purchase Price”), subject to adjustment.
      The Rights are not exercisable until the earlier to occur of: (i) 10 days after a person or group (“Acquiring Person”) has acquired beneficial ownership of 15% or more of the outstanding shares of common stock or (ii) 10 business days (or such later date as determined by the Board of Directors) following the commencement of a tender offer or exchange offer (“the Distribution Date”). Unless extended, the Rights will expire on August 4, 2006. At any time prior to the time an Acquiring Person becomes such, the Board of Directors of Union may redeem the Rights in whole, but not in part, at a price of $.01 per Right.

Dividend restriction
      Banking regulations require the maintenance of certain capital levels and may limit the amount of dividends that may be paid by the subsidiary bank to the holding company or by the holding company to stockholders.

Fair value of financial instruments
      Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Loss contingencies
      Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Comprehensive income
      Comprehensive income includes both net income and other comprehensive income elements, including the change in unrealized gains and losses on securities available-for-sale, net of tax.

Adoption of new accounting standards
      SFAS 123R, “Accounting for Stock-Based Compensation, Revised,” requires all public companies to record compensation cost for stock options provided to employees in return for employee service. The cost is measured at the fair value of the options when granted, and this cost is expensed over the employee service period, which is normally the vesting period of the options. The Securities and Exchange Commission in April 2005 amended the compliance dates for SFAS 123R from periods beginning after September 15, 2005 to

UNIONBANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
those beginning after January 1, 2006. Compensation cost will also be recorded for prior option grants that vest after the date of adoption. The effect of the results of operations will depend on the level of future option grants and the calculation of the fair value of the options granted at such future date, as well as the vesting periods provided, and so cannot currently be predicted. Existing options that will vest after adoption date are expected to result in additional compensation expense of approximately $83,000 during the balance of 2006, $41,000 in 2007, $29,000 in 2008, and $29,000 in 2009. There will be no significant effect on financial position as total equity will not change.
      In June 2005, the FASB decided not to provide additional guidance on the meaning of other-than-temporary impairment, and issued FSP 115-1 with references to existing other-than-temporary impairment guidance, such as SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” SEC Staff Accounting Bulletin No. 59, “Accounting for Noncurrent Marketable Equity Securities,” and APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.” FSP FAS 115-1 will codify the guidance set forth in EITF Topic D-44 and clarify that an investor should recognize an impairment loss no later than when the impairment is deemed other than temporary, even if a decision to sell has not been made. FSP FAS 115-1 will be effective for other-than-temporary impairment analysis conducted in periods beginning after December 15, 2005.
      SOP 03-3 requires that valuation allowance for loans acquired in a transfer, including in a business combination, reflect only losses incurred after acquisition and should not be recorded at acquisition. It applies to any loan acquired in a transfer that showed evidence of credit quality deterioration since it was made. The effect of these other new standards on Union’s financial position and results of operations is not expected to be material upon and after adoption.

Operating segments
      Internal financial information is primarily reported and aggregated in the following lines of business: banking, mortgage banking, financial services, and other.

Note 2.	Business Acquisitions and Divestitures
      On May 22, 2003, Union sold its Internet Service Provider (“ISP”) product line. Union sold the related assets of the product line, subscriber accounts, and the “sainet.net” and “udnet.net” domains for approximately $364. Union recorded a gain of approximately $237 on the sale.
      On May 3, 2004, Union sold the deposits and premises of a UnionBank/ West branch location. At the date of sale, the branch had approximately $12,535 in deposits, $1,720 in loans, and $336 in fixed assets. The sale price was $440.
      On September 10, 2004, Union completed the sale of five branch offices located in western Illinois. Per the terms of the agreement announced on May 24, 2004, First Bankers Trust Company of Quincy, Illinois acquired the physical assets, $88,600 in deposits, and $40,226 of the net loan portfolio of UnionBank’s Quincy, Macomb, Paloma, Carthage and Rushville, Illinois offices. This transaction effectively exited UnionBank from the western Illinois marketplace. The sales price was approximately $4.4 million. Union also allocated

UNIONBANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
$679 of goodwill to the sale of these branches as well as amortized the remaining core deposit intangible assigned to the deposits sold of $192. At the date of sale the branch had the following assets and liabilities:

Cash and cash equivalents	$675
Loans	40,226
Premises and equipment	2,495
Other assets	235
Deposits	(88,600)
Other liabilities	(296)
      On October 20, 2004, Union completed the merger of UnionFinancial Services & Trust Company into UnionBank. UnionFinancial was a stand-alone financial services company that offers a full line of insurance, brokerage trust and asset management services.
      On December 23,2005, Union entered into an agreement to sell the deposits of their Mendota Illinois branch to First State Bank in Mendota. The Definitive Purchase and Assumption Agreement entered into calls for First State to assume approximately $10 million in deposits. The transaction is expected to be completed late in the first quarter of 2006.

Note 3.	Securities
      The fair value of securities available-for-sale and the related gross unrealized gains and losses recognized in accumulated other comprehensive income were as follows:

		Gross	Gross
		Unrealized	Unrealized
	Fair Value	Gains	Losses

Available-for-sale
December 31, 2005
U.S. government agencies	$30,857	$8	$(364)
States and political subdivisions	18,400	424	(16)
U.S. government agency mortgage-backed securities	101,022	854	(675)
Collateralized mortgage obligations	20,938	21	(157)
Equity securities	18,316	54	(49)
Corporate	6,907	62	(7)

	$196,440	$1,423	$(1,268)

Available-for-sale
December 31, 2004
U.S. government agencies	$20,924	$144	$(26)
States and political subdivisions	24,647	879	(6)
U.S. government agency mortgage-backed securities	117,500	1,205	(318)
Collateralized mortgage obligations	2,486	—	(26)
Equity securities	17,865	39	(9)
Corporate	8,239	323	—

	$191,661	$2,590	$(385)

      At December 31, 2005, approximately 35% of the fair value of equity securities consists of Federal Home Loan Bank stock and Federal Reserve Bank stock.

UNIONBANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Sales of securities available-for-sale were as follows:

	Years Ended December 31,

	2005	2004	2003

Proceeds	$10,885	$19,584	$72,398
Realized gains	24	166	281
Realized losses	(103)	(43)	—
      The fair value of securities classified as available-for-sale at December 31, 2005, by contractual maturity, are shown below. Securities not due at a single maturity date, primarily mortgage-backed securities, collateralized mortgage obligations, and equity securities are shown separately.

Fair Value

Due in one year or less	$6,460
Due after one year through five years	40,241
Due after five years through ten years	8,036
Due after ten years	1,427
U.S. government agency mortgage-backed securities	101,022
Collateralized mortgage obligations	20,938
Equity securities	18,316

$196,440

      As of December 31, 2005, Union held callable securities carried at a fair value of $47,091. The amortized cost of these securities was $47,095 as of December 31, 2005.
      Securities with carrying values of approximately $132,000 and $151,000 at December 31, 2005 and 2004, respectively, were pledged to secure public deposits and securities sold under agreements to repurchase and for other purposes as required or permitted by law. At year end 2005 and 2004, there were no holdings of securities of any one issuer, other than the U.S. Government agencies in an amount greater than 10% of stockholder’s equity.
      Securities with unrealized losses at year-end 2005 not recognized in income are as follows:

	Less Than 12 Months		12 Months or More		Total

	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
Description of Securities	Value	Loss	Value	Loss	Value	Loss

U.S. government agencies	$21,445	$(260)	$5,876	$(104)	$27,321	$(364)
State and political subdivisions	611	(5)	462	(11)	1,073	(16)
U.S. government agency mortgage-backed securities	36,194	(429)	13,929	(246)	50,123	(675)
Collateralized mortgage Obligations	15,383	(157)	48	—	15,431	(157)
Equity securities	1,030	(7)	—	—	1,030	(7)
Corporate	1,822	(7)	3,708	(42)	5,530	(49)

Total temporarily impaired	$76,485	$(865)	$24,023	$(403)	$100,508	$(1,268)

UNIONBANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Securities with unrealized losses at year-end 2004 not recognized in income are as follows:

	Less Than 12 Months		12 Months or More		Total

	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
Description of Securities	Value	Loss	Value	Loss	Value	Loss

U.S. government agencies	$5,954	$(26)	$—	$—	$5,954	$(26)
State and political subdivisions	900	(1)	563	(5)	1,463	(6)
U.S. government agency mortgage- backed securities	30,476	(261)	11,297	(56)	41,773	(317)
Collateralized mortgage obligations	222	(2)	2,074	(25)	2,296	(27)
Equity securities	—	—	—	—	—	—
Corporate	3,741	(9)	—	—	3,741	(9)

Total temporarily impaired	$41,293	$(299)	$13,934	$(86)	$55,227	$(385)

      Union evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic and market concerns warrant such evaluation. Consideration is given to the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability of Union to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. In analyzing an issuer’s financial condition, Union may consider whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer’s financial condition. The unrealized losses on all securities have not been recognized into income because the securities are of high credit quality and management has the intent and ability to hold for the foreseeable future and the decline in fair value is largely due to increases in market interest rates.

Note 4.	Loans
      The major classifications of loans follow:

	December 31,

	2005	2004

Commercial	$118,231	$120,659
Commercial real estate	183,361	129,597
Real estate	101,287	145,307
Real estate loans held for sale	1,316	1,742
Installment	12,747	21,502
Other	583	468

	$417,525	$419,275

UNIONBANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      An analysis of activity in the allowance for loan losses follows:

	Years Ended December 31,

	2005	2004	2003

Balance at beginning of year	$9,732	$9,011	$6,450
Provision for loan losses	250	1,924	8,236
Reduction due to sale of loans	—	(174)	—
Recoveries	700	1,435	554
Loans charged off	(2,320)	(2,464)	(6,229)

Balance at end of year	$8,362	$9,732	$9,011

      The following table presents data on impaired loans:

	December 31,

	2005	2004	2003

Year-end impaired loans for which an allowance has been provided	$12,585	$15,709	$10,212
Year-end impaired loans for which no allowance has been provided	563	818	2,682

Total loans determined to be impaired	$13,148	$16,527	$12,894

Allowance for loan loss for impaired loans included in the allowance for loan losses	$3,913	$4,978	$3,386

Average recorded investment in impaired loans	$14,839	$17,088	$11,039

Interest income recognized from impaired loans	$1,189	$885	$694

Cash basis interest income recognized from impaired loans	$177	$24	$138

      Nonperforming loans were as follows:

	December 31,

	2005	2004

Loans past due over 90 days still on accrual	$922	$553
Nonaccrual loans	3,082	3,649
      Nonperforming loans include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.
      Union and its subsidiary conducts most of their business activities, including granting agribusiness, commercial, residential, and installment loans, with customers located in north central and northwest Illinois. The Bank’s loan portfolios include a concentration of loans to agricultural and agricultural-related industries amounting to approximately $72,440 and $59,215 as of December 31, 2005 and 2004, respectively.
      In the normal course of business, loans are made to executive officers, directors, and principal stockholders of Union and its subsidiaries and to parties that Union or its directors, executive officers, and

UNIONBANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
stockholders have the ability to significantly influence (related parties). Changes in such loans during the year ended December 31, 2005 follow:

Balance at December 31, 2004	$23,689
New loans, extensions, and modifications	23,841
Repayments	(24,855)
Change in classification	(101)

Balance at December 31, 2005	$22,544

Note 5.	Loan Servicing
      The following summarizes the secondary mortgage market activities:

	Years Ended December 31,

	2005	2004	2003

Proceeds from sales of mortgage loans	$51,838	$86,828	$205,272

Gain on sales of mortgage loans	$1,034	$1,877	$4,727

      Mortgage loans serviced for others are not included in the accompanying consolidated balance sheet. The unpaid principal balances of these loans are summarized as follows:

	December 31,

	2005	2004

Federal Home Loan Mortgage Corporation	$1,706	$2,586
Federal National Mortgage Association	289,974	313,241
Small Business Administration	1,333	1,576
Other	9,229	8,649

	$302,242	$326,052

      Custodial escrow balances maintained in connection with the foregoing loan servicing were approximately $1,348 and $1,608 at December 31, 2005 and 2004, respectively.
      Following is an analysis of the changes in originated mortgage servicing rights:

	Years Ended December 31,

	2005	2004	2003

Balance at beginning of year	$2,772	$2,775	$2,640
Originated mortgage servicing rights	296	719	1,867
Amortization	(535)	(722)	(1,732)

Balance at end of year	$2,533	$2,772	$2,775

      The fair value of capitalized mortgage servicing rights was $2.5 million and $2.7 million at December 31, 2005 and 2004, respectively. Fair value was determined using discount rates ranging from 9.5% to 15.5%, prepayment speeds ranging from 13.6% to 15.3%, depending on the stratification of the specific right.

UNIONBANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Estimated amortization expense for each of the next five years:

2005	$492
2006	$450
2007	$425
2008	$400
2009	$375
      Loans held for sale, which are included in real estate loans, are summarized as follows:

	December 31,

	2005	2004

Secured by one-to-four-family residences	$1,316	$1,742

Note 6.	Premises and Equipment
      Premises and equipment consisted of:

	December 31,

	2005	2004

Land	$3,329	$3,069
Buildings	11,632	11,290
Furniture and equipment	17,728	16,288
Construction in process	132	248

	32,821	30,895
Less accumulated depreciation	18,913	17,432

	$13,908	$13,463

Note 7.	Goodwill and Intangible Assets

Goodwill
      The change in balance for goodwill during the year is as follows:

	2005	2004

Beginning of year	$6,963	$7,642
Amount allocated to branch sales	—	(679)

End of year	$6,963	$6,963

UNIONBANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Acquired Intangible Assets
      Acquired intangible assets were as follows as of year end:

	2005		2004

	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Amortized intangible assets:
Core deposit intangibles	$1,089	$1,022	$1,089	$911
Other customer relationship intangibles	749	283	749	224

Total	$1,838	$1,305	$1,838	$1,135

      Aggregate amortization expense was $170, $280, and $247 for 2005, 2004, and 2003.
      Estimated amortization expense for subsequent years:

2006	$126
2007	60
2008	60
2009	60
2010	60
Thereafter	164

Note 8.	Deposits
      Deposit account balances by type are summarized as follows:

	December 31,

	2005	2004

Non-interest-bearing demand deposits	$57,832	$55,800
Savings, NOW, and money market accounts	175,004	179,740
Time deposits of $100 or more	162,328	134,149
Other time deposits	148,677	142,788

	$543,841	$512,477

      At December 31, 2005, the scheduled maturities of time deposits are as follows:

Year	Amount

2006	$227,895
2007	48,121
2008	17,182
2009	9,030
2010	6,027
Thereafter	2,750

$311,005

UNIONBANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Time certificates of deposit in denominations of $100 or more mature as follows:

	December 31,

	2005	2004

3 months or less	$60,256	$36,318
Over 3 months through 6 months	30,823	17,065
Over 6 months through 12 months	36,871	38,247
Over 12 months	34,378	42,519

	$162,328	$134,149

      Deposits from principal officers, directors and their affiliates at year end 2005 and 2004 were $3,100 and $2,300.

Note 9.	Borrowed Funds
      Borrowed funds include federal funds purchased and securities sold under agreements to repurchase, advances from the Federal Home Loan Bank, and notes payable to third parties.
      A summary of short-term borrowings follows:

	December 31,

	2005	2004

Federal funds purchased	$—	$11,700
Securities sold under agreements to repurchase	612	1,022

	$612	$12,722

      Federal funds purchased and securities sold under agreement to repurchase generally mature within one day to five years from the transaction date.
      At December 31, 2005, $11 million of Federal Home Loan Bank advances have various call provisions. Union maintains a collateral pledge agreement covering secured advances whereby Union had specifically pledged $46.6 million of first mortgage loans on improved residential and mixed use farm property free of all other pledges, liens, and encumbrances (not more than 90 days delinquent) and securities carried at $17.5 million. Union has one variable rate advance at a rate of 4.29% at year end 2005 and 2004. The remaining advances are at fixed rates ranging from 1.98% to 7.16%. The scheduled maturities of advances from the Federal Home Loan Bank at December 31, 2005 are as follows:

	2005		2004

	Average		Average
	Interest		Interest
Year	Rate	Amount	Rate	Amount

2005			4.13%	$16,900
2006	4.98%	$8,300	5.03	8,300
2007	3.51	10,200	3.29	10,200
2008	2.97	13,300	2.97	13,300
2009	3.78	5,000	3.78	5,000
2010	4.50	5,200	—	—
Thereafter	4.68	8,000	4.67	8,200

	3.93%	$50,000	3.91%	$61,900

UNIONBANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Notes payable consisted of the following at December 31, 2005 and 2004:

	2005	2004

Line of credit loan ($3,000) from LaSalle National Bank; interest due quarterly at the higher of (1) 90-day LIBOR plus 1.75% or (2) 4%; balance due on October 1, 2006; secured by 100% of the stock of UnionBank	$1,000	$2,000
Revolving credit loan ($10,000) from LaSalle National Bank; interest due quarterly at the higher of (1) 90-day LIBOR plus 1.75% or (2) 4%; balance due on October 1, 2006; secured by 100% of the stock of UnionBank	8,200	4,275
Three promissory notes to individuals related to the purchase of the Howard Marshall Agency. The original amounts of the notes were $376, $45, and $29. These notes were all entered into on November 1, 2003 and all carry an interest rate of 5%. The notes require monthly installment payments of principal and interest. These notes mature on November 1, 2008	268	354

	$9,468	$6,629

      The note payable agreements with LaSalle National Bank contain certain covenants that limit the amount of dividends paid, the purchase of other banks and/or businesses, the purchase of investments not in the ordinary course of business, changes in capital structure, and guarantees of other liabilities and obligations. In addition, Union must maintain certain financial ratios. Union was in compliance with all covenants for the year ended December 31, 2005.
      Information concerning borrowed funds is as follows:

	Years Ended December 31,

	2005	2004	2003

Federal Funds Purchased
Maximum month-end balance during the year	$8,600	$11,700	$6,600
Average balance during the year	2,340	1,935	2,155
Weighted average interest rate for the year	3.34%	1.71%	0.95%
Weighted average interest rate at year end	4.50%	1.71%	N/A
Securities Sold Under Agreements to Repurchase
Maximum month-end balance during the year	$12,497	$15,210	$17,355
Average balance during the year	3,903	3,164	4,621
Weighted average interest rate for the year	3.04%	2.04%	2.19%
Weighted average interest rate at year end	3.06%	3.59%	1.52%
Advances from the Federal Home Loan Bank
Maximum month-end balance during the year	$61,900	$74,700	$77,450
Average balance during the year	54,472	70,359	70,018
Weighted average interest rate for the year	3.91%	4.10%	4.28%
Weighted average interest rate at year end	3.99%	4.03%	4.21%
Notes Payable
Maximum month-end balance during the year	$10,105	$7,882	$8,275
Average balance during the year	8,345	7,347	7,898
Weighted average interest rate for the year	5.11%	4.18%	4.06%
Weighted average interest rate at year end	5.53%	3.33%	3.46%

UNIONBANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 10.	Income Taxes
      Income taxes consisted of:

	Years Ended December 31,

	2005	2004	2003

Federal
Current	$1,189	$1,243	$419
Deferred	28	438	(535)

	1,217	1,681	(116)
State
Current	(20)	349	68
Deferred	2	26	(81)

	(18)	375	(13)

	$1,199	$2,056	$(129)

      Union’s income tax expense differed from the statutory federal rate of 34% as follows:

	Years Ended December 31,

	2005	2004	2003

Expected income taxes	$1,826	$2,332	$680
Income tax effect of
Interest earned on tax-free investments and loans	(397)	(471)	(577)
Nondeductible interest expense incurred to carry tax-free investments and loans	35	37	48
Nondeductible amortization	—	117	—
State income taxes, net of federal tax benefit	154	241	(14)
State income tax refund	(251)	—	—
Increase in CSV of officers’ life insurance	(186)	(195)	(223)
Other	17	(5)	(43)

	$1,199	$2,056	$(129)

UNIONBANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The significant components of deferred income tax assets and liabilities consisted of:

	December 31,

	2005	2004

Deferred tax assets
Allowance for loan losses	$3,246	$3,781
Deferred compensation, other	209	131

Total deferred tax assets	3,455	3,912
Deferred tax liabilities
Depreciation	$(430)	$(602)
Basis adjustments arising from acquisitions	(1,147)	(1,174)
Mortgage servicing rights	(983)	(1,076)
Securities available-for-sale	(60)	(854)
Federal Home Loan Bank dividend received in stock	(512)	(416)
Other	(147)	(378)

Total deferred tax liabilities	(3,279)	(4,500)

Net deferred tax liabilities	$176	$(588)

Note 11.	Benefit Plans
      Union’s Employee Stock Ownership Plan (“the Plan”) covers all full-time employees who have completed six months of service and have attained the minimum age of twenty and one-half years. Vesting in the Plan is based on years of continuous service. A participant is fully vested after seven years of credited service. As of December 31, 2005, the Plan owned 308,250 shares of Union’s common stock. All shares held by the Plan are allocated to plan participants. Union expenses all cash contributions made to the Plan. Contributions were $223, $269, and $262 for the years ended December 31, 2005, 2004, and 2003.
      Effective January 1, 1999, Union established a 401(k) salary reduction plan (the 401(k) plan) covering substantially all employees. Eligible employees may elect to make tax deferred contributions within a specified range of their compensation as defined in the 401(k) plan. Union contributes at its discretion. Contributions to the 401(k) plan are expensed currently and approximated $415, $339, and $344 for the years ended December 31, 2005, 2004, and 2003.

Note 12.	Stock Option Plans
      In April 1993, Union adopted the UnionBancorp 1993 Stock Option Plan (“the 1993 Option Plan). A total of 490,206 shares were issued pursuant to stock options issued to employees and outside directors under this plan. The 1993 Stock Option Plan was terminated on April 12, 2003.
      In 1999, Union adopted the UnionBancorp, Inc. Non-qualified Stock Option Plan (“the 1999 Option Plan”). Under the 1999 Option Plan, nonqualified options may be granted to employees and eligible directors of Union and its subsidiaries to purchase Union’s common stock at 100% of the fair market value on the date the option is granted. Union has authorized 50,000 shares for issuance under the 1999 Option Plan. During 1999, 40,750 of these shares were granted and are 100% fully vested. The options have an exercise period of ten years from the date of grant. There are 9,250 shares available to grant under this plan.
      In April 2003, Union adopted the UnionBancorp 2003 Stock Option Plan (“the 2003 Option Plan”). Under the 2003 Option Plan, nonqualified options, incentive stock options, and/or stock appreciation rights may be granted to employees and outside directors of Union and its subsidiaries to purchase Union’s common

UNIONBANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
stock at an exercise price to be determined by the 2003 Option Plan’s administrative committee. Pursuant to the 2003 Option Plan, 200,000 shares of Union’s unissued common stock have been reserved and are available for issuance upon the exercise of options and rights granted under the 2003 Option Plan. The options have an exercise period of ten years from the date of grant. There are 110,000 shares available to grant under this plan.
      A summary of the status of the option plans as of December 31, 2005, 2004 and 2003 and changes during the years ended on those dates is presented below.

	2005		2004		2003

		Weighted-		Weighted-		Weighted-
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding at beginning of year	300,431	$14.08	304,648	$13.41	362,519	$12.66
Granted	50,000	20.64	20,000	21.75	20,000	23.29
Exercised	(43,486)	10.86	(13,294)	9.12	(56,404)	10.54
Forfeited	(5,270)	7.64	(10,923)	15.58	(21,467)	14.19

Outstanding at end of year	301,675	15.74	300,431	14.08	304,648	13.41

Options exercisable at year end	187,511	$13.78	200,152	$12.75	181,556	$11.90

Weighted-average fair value of options granted during the year		$4.94		$4.74		$4.93

      Options outstanding at year-end 2005 were as follows:

	Outstanding		Exercisable

		Weighted
		Average		Weighted
		Remaining		Average
		Contractual		Exercise
Range of Exercise Prices	Number	Life	Number	Price

$ 7.25 - $ 9.75	22,300	0.7 years	22,300	$8.69
11.25 - 13.00	62,681	4.5 years	54,855	11.63
13.88 - 18.50	126,694	5.0 years	98,356	15.04
21.75 - 23.29	90,000	9.2 years	12,000	22.78

	301,675	5.8 years	187,511	$13.78

      Grants under the option plans are accounted for following APB Opinion No. 25 and related interpretations. Accordingly, no compensation cost has been recognized for incentive stock option grants under the option plans. The compensation cost charged to income for nonqualified stock option grants was $0, $2, and $21 for the years ended December 31, 2005, 2004, and 2003.

Note 13.	Earnings Per Share
      A reconciliation of the numerators and denominators for earnings per common share computations for the years ended December 31 is presented below (shares in thousands). The Convertible Preferred Stock is antidilutive for all years presented and has not been included in the diluted earnings per share calculation. In addition, options to purchase 60,000 shares and 40,000 shares of common stock were outstanding at December 31, 2005 and December 31, 2004 respectively but were not included in the computation of diluted

UNIONBANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
earnings per share because the exercise price was greater than the average market price and, therefore, were antidilutive.

	2005	2004	2003

Basic earnings per share
Net income available to common stockholders	$3,966	$4,596	$1,937

Weighted average common shares outstanding	3,944	4,034	4,000

Basic earnings per share	$1.01	$1.14	$0.48

Weighted average common shares outstanding	3,944	4,034	4,000
Add dilutive effect of assumed exercised stock options	59	76	69

Weighted average common and dilutive potential shares outstanding	4,003	4,110	4,069

Diluted earnings per share	$0.99	$1.12	$0.48

Note 14.	Regulatory Matters
      Union is subject to regulatory capital requirements administered by the federal banking agencies. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Union must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices.
      Upon receiving regulatory approval, Union merged UnionBank and UnionBank/ Central in March of 2003, UnionBank and UnionBank/ West and UnionBank/ Northwest in March of 2004 and UnionBank and UnionFinancial Services & Trust Company in October of 2004.
      Quantitative measures established by regulation to ensure capital adequacy require Union to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Management believes, as of December 31, 2005, that Union meets all of the capital adequacy requirements to which they are subject.
      As of December 31, 2005, the most recent notification from the corresponding regulatory agency categorized UnionBank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, UnionBank must maintain minimum total risk-based, Tier I risk-based, and

UNIONBANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed UnionBank’s categories.

					To be Well
					Capitalized
					Under Prompt
			To be Adequately		Corrective Action
	Actual		Capitalized		Provisions

	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of December 31, 2005
Total capital (to risk-weighted assets)
UnionBancorp, Inc.	$66,812	13.3%	$40,107	8.0%	N/A	N/A
UnionBank	77,475	15.5	40,076	8.0	50,095	10.0
Tier I capital (to risk-weighted assets) UnionBancorp, Inc.	$60,546	12.1	20,054	4.0	N/A	N/A
UnionBank	71,214	14.2	20,038	4.0	30,057	6.0
Tier I leverage ratio (to average assets) UnionBancorp, Inc.	$60,546	9.0	26,831	4.0	N/A	N/A
UnionBank	71,214	10.6	26,816	4.0	33,520	5.0

					To be Well
					Capitalized
					Under Prompt
			To be Adequately		Corrective Action
	Actual		Capitalized		Provisions

	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of December 31, 2004
Total capital (to risk-weighted assets)
UnionBancorp, Inc.	$69,414	14.3%	$38,826	8.0%	N/A	N/A
UnionBank	77,523	16.0	38,854	8.0	48,567	10.0
Tier I capital (to risk-weighted assets) UnionBancorp, Inc.	$63,347	13.0	19,413	4.0	N/A	N/A
UnionBank	71,452	14.7	19,427	4.0	29,140	6.0
Tier I leverage ratio (to average assets) UnionBancorp, Inc.	$63,347	9.5	26,560	4.0	N/A	N/A
UnionBank	71,452	10.7	26,646	4.0	33,307	5.0
      Union’s ability to pay dividends is dependent on the subsidiary bank, which is restricted by various laws and regulations. These regulations pose no practical restrictions to paying dividends at historical levels. At December 31, 2005, UnionBank had $2.5 million of retained earnings available for dividends under these regulations.

Note 15.	Fair Value of Financial Instruments
      The methods and assumptions used to estimate fair value are described as follows:

The carrying amount is the estimated fair value for cash and due from banks, federal funds sold, short-term borrowings, Federal Home Loan Bank stock, accrued interest receivable and payable, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes and, if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, the fair value is based on discounted

UNIONBANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. The fair value of loans held for sale is based on market quotes. The fair value of debt and redeemable stock is based on current rates for similar financing. The fair value of off-balance-sheet items is based on the current fees or cost that would be charged to enter into or terminate such arrangements.
      The estimated fair values of Union’s financial instruments were as follows:

	December 31,

	2005		2004

	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value

Financial assets
Cash and cash equivalents	$24,358	$24,358	$22,802	$22,802
Securities	196,440	196,440	191,661	191,661
Loans	409,163	405,398	409,543	412,728
Accrued interest receivable	4,418	4,418	4,151	4,151
Financial liabilities
Deposits	543,841	521,350	512,477	502,805
Federal funds purchased and securities sold under agreements to repurchase	612	612	12,722	12,722
Advances from the Federal Home Loan Bank	50,000	48,828	61,900	61,669
Series B mandatorily redeemable preferred stock	831	831	831	831
Notes payable	9,468	9,468	6,629	6,629
Accrued interest payable	3,206	3,206	2,474	2,474
      In addition, other assets and liabilities of Union that are not defined as financial instruments are not included in the above disclosures, such as property and equipment. Also, nonfinancial instruments typically not recognized in financial statements nevertheless may have value but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the earnings potential of loan servicing rights, the earnings potential of the trust operations, the trained work force, customer goodwill, and similar items.

Note 16.	Commitments, Contingencies, and Credit Risk
      In the normal course of business, there are various contingent liabilities outstanding, such as claims and legal actions, which are not reflected in the consolidated financial statements. In the opinion of management, no material losses are anticipated as a result of these actions or claims.
      UnionBank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet.
      The contractual amounts of these instruments reflect the extent of involvement in particular classes of financial instruments.
      UnionBank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit written is represented by the contractual amount of those instruments. UnionBank uses the same credit policies in making commitments

UNIONBANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
and conditional obligations as it does for on-balance-sheet instruments. Financial instruments whose contract amounts represent credit risk are as follows:

	Standby				Range of Rates
	Letters	Variable Rate	Fixed Rate	Total	on Fixed Rate
	of Credit	Commitments	Commitments	Commitments	Commitments

Commitments to extend credit and standby letters of credit
December 31, 2005	$8,066	$58,667	$20,777	$87,510	2.25% - 18.00%
December 31, 2004	$4,331	$64,787	$25,228	$94,346	2.25% - 18.00%
      Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. For commitments to extend credit, UnionBank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained is based on management’s credit evaluation of the customer. Collateral held varies, but may include accounts receivable; inventory; property, plant, and equipment; and income producing commercial properties.
      Standby letters of credit are conditional commitments issued by UnionBank to guarantee the performance of a customer to a third party. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loan commitments to customers. The standby letters of credit are unsecured.
      Union has employment agreements with certain executive officers and certain other management personnel. These agreements generally continue until terminated by the executive or Union and provide for continued salary and benefits to the executive under certain circumstances. The agreements provide the employees with additional rights after a change of control of Union occurs.
      Union leases certain branch properties under operating leases. Rent expense was $190, $196, and $269 for 2005, 2004 and 2003. Rent commitments, before considering renewal options that generally are present, were as follows:

2006	$107
2007	107
2008	107
2009	107
2010	65
Thereafter	13

Total	$506

Note 17.	Condensed Financial Information — Parent Company Only
      The primary source of funds for Union is dividends from its subsidiaries. By regulation, UnionBank is prohibited from paying dividends that would reduce regulatory capital below a specific percentage of assets without regulatory approval. As a practical matter, dividend payments are restricted to maintain prudent capital levels.

UNIONBANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Condensed financial information for UnionBancorp, Inc. follows:

Balance Sheets (Parent Company Only)

	December 31,

	2005	2004

ASSETS
Cash and cash equivalents	$116	$463
Investment in subsidiaries	76,744	78,352
Other assets	100	100

	$76,960	$78,915

	December 31,

	2005	2004

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES
Notes payable	$9,200	$6,275
Mandatory redeemable preferred stock	831	831
Other liabilities	854	1,562

	10,885	8,668
Stockholders’ equity	66,075	70,247

	$76,960	$78,915

Income Statements (Parent Company Only)

	Years Ended December 31,

	2005	2004	2003

Dividends from subsidiaries	$5,031	$3,395	$4,358
Other income	6	1,206	2,120
Interest expense	459	334	382
Other expenses	488	3,442	5,417
Income tax benefit	(436)	(1,077)	(1,462)
Equity in undistributed earnings of subsidiaries (dividends in excess of earnings)	(353)	2,901	(11)

Net income	4,173	4,803	2,130
Less dividends on preferred stock	207	207	193

Net income on common stock	$3,966	$4,596	$1,937

UNIONBANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Statements of Cash Flows (Parent Company Only)

	Years Ended December 31,

	2005	2004	2003

Cash flows from operating activities
Net income	$4,173	$4,803	$2,130
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	—	186	264
Undistributed earnings of subsidiaries	353	(2,901)	11
Amortization of deferred compensation — stock options	—	2	21
Decrease (increase) in other assets	(2)	514	(161)
Increase in other liabilities	(708)	196	472

Net cash provided by operating activities	3,816	2,800	2,737
Cash flows from investing activities
Purchases of premises and equipment	—	223	70
Investment in subsidiaries	—	(673)	—

Net cash provided by financing activities	—	(450)	70
Cash flows from financing activities
Net increase (decrease) in notes payable	$2,925	$(1,000)	$(1,000)
Dividend paid on common stock	(1,721)	(1,613)	(1,441)
Dividends paid on preferred stock	(207)	(207)	(193)
Proceeds from exercise of stock options	579	161	685
Purchase of treasury stock	(5,739)	(156)	(189)

Net cash used in financing activities	(4,163)	(2,815)	(2,138)

Net increase (decrease) in cash and cash equivalents	(347)	(465)	669
Cash and cash equivalents
Beginning of year	463	928	259

End of year	$116	$463	$928

Note 18.	Other Comprehensive Income
      Changes in other comprehensive income components and related taxes are as follows:

	Years Ended December 31,

	2005	2004	2003

Change in unrealized gains on securities available-for-sale	$(2,050)	$(1,167)	$(1,386)
Reclassification adjustment for losses (gains) recognized in income	79	(123)	(281)

Net unrealized gains	(1,971)	(1,290)	(1,667)
Tax expense	(715)	(500)	(637)

Other comprehensive income	$(1,256)	$(790)	$(1,030)

UNIONBANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 19.	Segment Information
      The reportable segments are determined by the products and services offered, primarily distinguished between banking, mortgage banking, financial services, and other operations. Loans, investments, and deposits provide the revenues in the banking segment; insurance, brokerage, and trust in the financial services segment; and holding company services are categorized as other.
      The accounting policies used are the same as those described in the summary of significant accounting policies. Segment performance is evaluated using net interest income. Information reported internally for performance assessment follows.

	Banking	Mortgage	Financial	Other	Consolidated
	Segment	Banking	Services	Segments	Totals

2005
Net interest income	$21,192	$267	$(15)	$(459)	$20,985
Other revenue	3,862	1,349	2,625	(234)	7,602
Other expense	16,111	868	2,876	1,093	20,948
Noncash items
Depreciation	1,497	86	158	98	1,839
Provision for loan loss	250	—	—	—	250
Amortization of intangibles	114	—	56	—	170
Segment profit (loss)	7,082	662	(484)	(1,888)	4,173
Goodwill	5,143	—	1,820	—	6,963
Segment assets	668,273	4,368	3,723	(142)	676,222
2004
Net interest income	$21,284	$700	$9	$(331)	$21,662
Other revenue	9,012	2,070	3,019	1	14,102
Other expense	16,833	1,605	3,699	2,052	24,189
Noncash items
Depreciation	1,956	100	211	188	2,455
Provision for loan loss	1,924	—	—	—	1,924
Amortization of intangibles	286	—	51	—	337
Segment profit (loss)	9,297	1,065	(933)	(2,570)	4,803
Goodwill	5,143	—	1,820	—	6,963
Segment assets	662,415	3,887	5,388	(2,144)	669,546
2003
Net interest income	$25,143	$379	$(20)	$(377)	$25,125
Other revenue	5,043	4,914	3,192	570	13,719
Other expense	17,377	3,201	4,155	3,874	28,607
Noncash items
Depreciation	1,144	99	179	263	1,685
Provision for loan loss	8,081	—	—	—	8,081
Amortization of intangibles	206	—	41	—	247
Segment profit (loss)	4,655	320	(627)	(2,218)	2,130
Goodwill	5,822	—	1,820	—	7,642
Segment assets	781,189	2,620	8,394	1,219	793,422

UNIONBANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 20.	Quarterly Results of Operations (Unaudited)

	Year Ended December 31, 2005				Year Ended December 31, 2004
	Three Months Ended				Three Months Ended

	Dec. 31(A)	Sep. 30	June 30(B)	March 31	Dec. 31(C)	Sep. 30(D)	June 30	March 31

Total interest income	$9,290	$8,720	$8,545	$8,142	$8,056	$8,505	$8,843	$9,508
Total interest expense	3,886	3,504	3,265	3,057	3,089	3,142	3,312	3,707

Net interest income	5,404	5,216	5,280	5,085	4,967	5,363	5,531	5,801
Provision for loan losses	100	50	—	100	300	374	500	750
Noninterest income	1,707	2,014	2,031	1,850	1,093	6,895	3,190	2,924
Noninterest expense	6,042	5,750	5,627	5,546	5,459	7,514	7,029	6,979

Income (loss) before income taxes	969	1,430	1,684	1,289	301	4,370	1,192	996
Income tax expense (benefit)	203	369	302	325	(172)	1,753	279	196

	766	1,061	1,382	964	473	2,617	913	800
Preferred stock dividend	51	52	52	52	52	52	52	52

Net income (loss) for common stockholders	$715	$1,009	$1,330	$912	$421	$2,565	$861	$748

Basic earnings (loss) per share	$0.19	$0.26	$0.33	$0.23	$0.10	$0.64	$0.21	$0.19

Diluted earnings (loss) per share	$0.18	$0.26	$0.33	$0.22	$0.10	$0.62	$0.21	$0.18

(A)	The net income for the quarter was impacted by nonrecurring expenses primarily related to organizational restructuring. The impact to earnings was a decrease of approximately $0.05 per diluted share.

(B)	The net income for the quarter was impacted by a reduction in state income taxes related to the receipt of a tax refund related to amended returns outstanding from prior years. The impact to earnings was an increase of approximately $0.06 per diluted share.

(C)	The net income for the quarter was impacted by the sale of 5 branches in the western Illinois region with a pretax gain of $4.2 million.

(D)	A reclassification was made to the third quarter information to allocate a portion of the allowance for loan losses to the loans sold as part of the branch sales during the quarter. This reclassification had no impact on the balance sheet or income, as noninterest income was increased by $174 and the provision for loan losses was increased by $174.

UNIONBANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF
CENTRUE FINANCIAL CORPORATION AND SUBSIDIARIES

CENTRUE FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	June 30,	December 31,
	2006	2005

	(Dollars in thousands)
ASSETS
Cash and due from banks	$11,534	$13,566
Interest bearing due from banks and other	3,322	4,692

Cash and cash equivalents	14,856	18,258
Certificates of Deposit	50	50
Investment Securities available-for-sale, at fair value	121,175	125,190
Loans, net of allowance for loan losses of $4,294 and $4,486	435,183	428,468
Loans held for sale	3,132	8,373
Premises and equipment	22,678	22,579
Goodwill	14,362	14,362
Life insurance contracts	9,647	9,465
Non-marketable equity securities	5,065	5,059
Accrued interest receivable	3,376	3,248
Intangible assets	1,779	1,922
Real estate held for sale	38	1,709
Other assets	3,162	2,840

Total Assets	$634,503	$641,523

LIABILITIES
Deposits:
Noninterest bearing	$65,526	$67,982
Interest bearing	396,752	439,934

Total Deposits	462,278	507,916
Short-term borrowings	65,112	27,014
Long-term borrowings	60,053	58,723
Other liabilities	3,790	4,767

Total Liabilities	591,233	598,420

Stockholders’ Equity
Preferred stock, $.01 par value — 500,000 shares authorized and unissued	—	—
Common stock, $.01 par value — 5,500,000 authorized; 4,200,300 shares issued and outstanding	42	42
Additional paid-in capital	30,895	30,460
Retained income, partially restricted	49,023	47,403
Accumulated other comprehensive (loss)	(2,586)	(1,657)
Treasury stock, (1,967,411 and 1,937,361 shares), at cost	(34,104)	(33,145)

Total Stockholders’ Equity	43,270	43,103

Total Liabilities and Stockholders’ Equity	$634,503	$641,523

See the accompanying notes to consolidated financial statements.

CENTRUE FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (UNAUDITED)

	Three Months		Six Months
	Ended June 30		Ended June 30

	2006	2005	2006	2005

	(Dollars in thousands, except per share
	data)
Interest and dividend income:
Loans	$7,206	$6,687	$14,286	$12,872
Investments	1,281	1,229	2,573	2,396
Deposits with banks and other	8	15	15	23
FHLB stock dividends	37	56	76	105

Total interest and dividend income	8,532	7,987	16,950	15,396

Interest expense:
Deposits	2,771	2,155	5,543	4,100
Long-term borrowings	979	866	1,699	1,589
Short-term borrowings	438	69	670	125

Total interest expense	4,188	3,090	7,912	5,814

Net interest income	4,344	4,897	9,038	9,582
Provision for loan losses	75	251	150	501

Net interest income after provision for loan losses	4,269	4,646	8,888	9,081

Noninterest income:
Fee income	1,632	1,330	2,799	2,429
Net gain on sale of securities	—	—	4	183
Net gain (loss) on sale of real estate held for sale	181	(8)	157	(6)
Net gain on sale of loans	324	158	431	289
Increase in cash surrender value of life Insurance contracts	90	87	182	178
Other	100	140	397	198

Total noninterest income	2,327	1,707	3,970	3,271

Noninterest expense:
Compensation and benefits	2,736	2,688	5,868	5,024
Occupancy, net	483	391	946	778
Furniture and equipment	262	803	544	1,133
Advertising	110	80	200	160
Data processing	462	160	806	318
Telephone and postage	220	153	372	324
Amortization of intangibles	71	72	143	133
Legal and professional fees	191	319	353	461
Other	773	791	1,436	1,450

Total noninterest expense	5,308	5,457	10,668	9,781

Income before income taxes	1,288	896	2,190	2,571
Income tax expense	350	176	570	664

Net income	$938	$720	$1,620	$1,907

Other comprehensive income:
Change in unrealized gains or losses on available for sale securities, net of related income taxes	$(688)	$577	$(927)	$(323)
Less: reclassification adjustment for gains included in net income net of related income taxes	—	—	2	131

Other comprehensive income (loss)	(688)	577	(929)	(454)

Comprehensive income	$250	$1,297	$691	$1,453

Basic earnings per share	$0.42	$0.30	$0.73	$0.80
Diluted earnings per share	$0.42	$0.30	$0.72	$0.80
Dividends per share	$—	$—	$—	$—
See the accompanying notes to consolidated financial statements.

CENTRUE FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Six Months
	Ended June 30

	2006	2005

	(Dollars in thousands)
Operating activities:
Net income	$1,620	$1,907
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	150	501
Depreciation and amortization	374	1,145
Net amortization on investments	80	111
Amortization of intangibles	143	133
Deferred income taxes	(160)	2,159
Origination of loans held for sale	(18,428)	(14,017)
Proceeds from sales of loans held for sale	19,308	14,015
Gain on sale of loans	(431)	(289)
(Gain) on sale of securities	(4)	(183)
(Gain) loss on sale of real estate held for sale	(157)	6
Compensation expense for restricted stock	386	103
Increase in cash surrender value of life insurance Contracts	(182)	(178)
Federal Home Loan Bank stock dividends	(6)	(120)
Changes in:
Accrued interest receivable	(128)	(197)
Other assets and other liabilities, net	(659)	456

Net cash provided by operating activities	1,906	5,552

Investing activities:
Proceeds from maturities of certificates of deposit	—	99
Purchases of available for sale securities	(2,012)	(9,786)
Proceeds from sales of available for sale securities	2,475	9,015
Proceeds from maturities of available for sale securities	2,067	7,383
Proceeds from sales of real estate held for sale	1,828	1,612
Acquisitions, net	—	357
Net (increase) decrease in loans	(2,073)	5,776
Purchases of bank premises and equipment	(473)	(2,200)

Net cash provided by investing activities	1,812	12,256

Financing activities:
Net (decrease) in deposits	(45,638)	(9,612)
Net change in short-term borrowings	38,098	(1,610)
Proceeds from long-term borrowings	5,000	21,405
Repayments of long-term borrowings	(3,670)	(13,742)
Proceeds from exercise of stock options	357	62
Dividends paid	—	—
Purchase of treasury stock	(1,267)	(2,003)

Net cash used in financing activities	(7,120)	(5,500)

Net increase (decrease) in cash and cash equivalents	(3,402)	12,308
Cash and cash equivalents — beginning of period	18,258	13,286

Cash and cash equivalents — end of period	$14,856	$25,594

CENTRUE FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED) — (Continued)

	Six Months
	Ended June 30

	2006	2005

	(Dollars in thousands)
Supplemental disclosure of cash flow information
Interest paid	$8,734	$4,787
Income taxes paid	290	525
Real estate acquired in settlement of loans	—	195
Loans held for sale, transferred to loan portfolio at fair market value	4,792	—
Acquisitions, net:
Assets acquired:
Investments		$(6,561)
Loans, net		(12,608)
Loans held for sale		(5,047)
Interest receivable		(109)
Premises and equipment		(2,428)
Goodwill		(1,034)
Intangibles		(424)
Real Estate held for sale		(155)
Non-marketable securities		(639)
Other assets		(108)
Liabilities assumed:
Deposits		27,757
Other liabilities		56
Treasury Stock issued		1,657

Cash received, net of cash paid		$357

See the accompanying notes to consolidated financial statements.

CENTRUE FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
June 30, 2006
Note 1 — Basis of Presentation
      The consolidated financial statements of Centrue Financial Corporation (the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. The December 31, 2005 balance sheet has been derived from the audited financial statements at that date, but does not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. Operating results for the three and six-month periods ended June 30, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006. For further information, refer to the consolidated financial statements and footnotes thereto included in the annual report for the Company on Form 10-K for the year ended December 31, 2005.
      The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary Centrue Bank, an Illinois chartered commercial bank (the “Bank”). All material intercompany transactions and balances are eliminated. The Company is a financial holding company that engages in its business through its subsidiaries, in a single significant business segment.
      In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, valuation of mortgage servicing rights, goodwill, and real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loan losses and the valuation of real estate acquired by foreclosure, management obtains independent appraisals for significant properties.
      Certain 2005 amounts have been reclassified where appropriate to conform to the consolidated financial statement presentation used in 2006.
      Effective January 1, 2006, the Company adopted Financial Accounting Standards Board Statement No. 123 (revised 2004), “Share-Based Payment” “SFAS 123R” which amends SFAS 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. The Company adopted SFAS 123R using the modified retrospective method. The modified retrospective method requires that compensation cost be recognized beginning with the effective date based on the requirements of SFAS 123R for all share-based payments granted after the effective date and based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123R. The modified retrospective method also allows companies to adjust prior year financials based on the amounts previously reported under the SFAS 123 pro forma disclosures for all prior periods for which SFAS 123 was effective. See Note 6 for a more detailed description of the Company’s adoption of SFAS 123R.
Note 2 — Earnings Per Share
      Basic earnings per share of common stock have been determined by dividing net income for the period by the average number of shares of common stock outstanding. Diluted earnings per share of common stock have been determined by dividing net income for the period by the average number of shares of common stock and common stock equivalents outstanding. Average unearned restricted stock shares have been excluded from common shares outstanding for both basic and diluted earnings per share. Common stock equivalents assume exercise of stock options, and the purchase of treasury stock with the option proceeds at the average market

CENTRUE FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
price for the period (when dilutive). The Company has an incentive stock option plan for the benefit of directors, officers and employees. Diluted earnings per share have been determined considering the stock options granted, net of stock options which have been exercised.

	Three Months		Six Months
	Ended June 30		Ended June 30

	2006	2005	2006	2005

	(Dollars in thousands, except share and per share data)
Basic:
Net income	$938	$720	$1,620	$1,907

Average common shares outstanding	2,222,405	2,379,121	2,227,133	2,369,233

Net income per common share — basic	$.42	$0.30	$0.73	$0.80

Diluted:
Net income	$938	$720	$1,620	$1,907

Average common shares outstanding	2,222,405	2,379,121	2,227,133	2,369,233
Dilutive potential due to stock options	7,297	5,784	8,407	7,414

Average common shares outstanding	2,229,702	2,384,905	2,235,540	2,376,647

Net income per common share — Diluted	$0.42	$0.30	$0.72	$0.80

Note 3 — Liquidity and Capital Resources
      The Company maintains a certain level of cash and other liquid assets to fund normal volumes of loan commitments, deposit withdrawals and other obligations. The following table summarizes significant contractual obligations and other commitments at June 30, 2006 (in thousands):

	Certificates of	Long-Term
Years Ending June 30,	Deposit	Borrowings(1)	Total

2007	$146,588	$28,041	$174,629
2008	48,496	21,149	69,645
2009	7,292	10,156	17,448
2010	5,341	165	5,506
2011	4,563	174	4,737
thereafter	—	368	368

Total	$212,280	$60,053	$272,333

Financial instruments whose contract amounts represent credit risk:
Commitment to extend credit			$56,528
Standby letters of credit			1,372

Total			$330,233

(1)	Fixed rate callable borrowings are included in the period of their modified duration rather than in the period in which they are due. Borrowings include two fixed rate callable advances of $5 million each that mature in years 2008 and 2016 which are callable within the next 12 months and a variable rate, pre-payable advance of $20 million maturing in fiscal year 2008. Trust preferred debentures of $10 million mature in both 2032 and 2034, but are callable in 2007 and 2009.

CENTRUE FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 4 — Investments
      Continuous gross unrealized losses of investments in debt and equity securities as of June 30, 2006 (in thousands) which are classified as temporary were as follows:

	Continuous Unrealized		Continuous Unrealized
	Losses Existing for Less		Losses Existing Greater
	Than 12 Months		Than 12 Months		Total

	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses

Description of Securities
U.S. government agencies	$16,415	$471	$57,748	$2,079	$74,163	$2,550
Municipals	2,857	63	19,017	772	21,874	835
Mortgage backed securities	7,741	164	6,766	355	14,507	519
Corporate	—	—	1,920	132	1,920	132

Total temporarily impaired securities	$27,013	$698	$85,451	$3,338	$112,464	$4,036

      The unrealized losses at June 30, 2006, relate principally to declines in interest rates since the investments were purchased. Based on management’s review of the investment portfolio, investment securities that have been in a continuous loss position for more than 12 consecutive months are due to changes in interest rates and as such, and since management has the ability to hold investment securities until maturity, all declines are deemed to be temporary.
Note 5 — Junior Subordinated Debt Owed to Unconsolidated Trusts
      The Company issued $10.0 million in each of April 2002 and April 2004 in cumulative trust preferred securities through newly formed special-purpose trusts, Kankakee Capital Trust I (Trust I) and Centrue Statutory Trust II (Trust II). The proceeds of the offerings were invested by the trusts in junior subordinated deferrable interest debentures of Trust I and Trust II. Trust I and Trust II are wholly-owned unconsolidated subsidiaries of the Company, and their sole assets are the junior subordinated deferrable interest debentures. Distributions are cumulative and are payable quarterly at a variable rate of 3.70% and 2.65% over the LIBOR rate, respectively, (at a rate of 9.10% and 8.05% at June 30, 2006) per annum of the stated liquidation amount of $1,000 per preferred security. Interest expense on the trust preferred securities was $442,000 and $334,000 for the three months ended June 30, 2006 and 2005, and $839,000 and $633,000 for the six months ended June 30, 2006 and 2005, respectively. The obligations of the trusts are fully and unconditionally guaranteed, on a subordinated basis, by the Company. The trust preferred securities for Trust I are mandatorily redeemable upon the maturity of the debentures on April 7, 2032, or to the extent of any earlier redemption of any debentures by the Company, and are callable beginning April 7, 2007. The trust preferred securities for Trust II are mandatorily redeemable upon the maturity of the debentures on April 22, 2034, or to the extent of any earlier redemption of any debentures by the Company, and are callable beginning April 22, 2009. Holders of the capital securities have no voting rights, are unsecured, and rank junior in priority of payment to all of the Company’s indebtedness and senior to the Company’s capital stock. For regulatory purposes, the trust preferred securities qualify as Tier I capital subject to certain provisions.

CENTRUE FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 6 — Stock Plans
      Effective January 1, 2006, the Company adopted SFAS 123R using the modified retrospective method to account for share-based payments to employees and the Company’s Board of Directors. In accordance with the modified retrospective method, the Company has adjusted previously reported results to reflect the effect of expensing stock options granted during those periods.
      The cumulative adjustment associated with the adoption of SFAS 123R increased the Company’s deferred tax asset $182,000, surplus $1.1 million and decreased retained earnings $901,000 as of December 31, 2005. The results for the second quarter and first 6 months of 2005 were also restated to include additional compensation expense of $185,000 and $234,000, respectively. Net income after tax for the second quarter and first six months of 2005 was decreased by $133,000 and $182,000, respectively, as a result of the restatement.
      The primary type of share-based payment utilized by the Company is stock options. Stock options are awards which allow the employee to purchase shares of the Company’s stock at a fixed price. Stock options are granted at an exercise price equal to the Company stock price at the date of grant. Stock options issued by the Company generally have a contractual term of seven to ten years and vest over five years for non-director options and immediately at the time of issuance for director options. Certain option and share awards provide for accelerated vesting if there is a change in control (as defined by the Plan).
      A summary of option activity under the Plan as of June 30, 2006, and changes during the six months then ended is presented below:

			Weighted-
		Weighted-	Average
		Average	Remaining
		Exercise	Contractual	Aggregate
	Shares	Price	Term	Intrinsic Value

Outstanding at January 1, 2006	223,800	$25.41
Granted	20,000	25.05
Exercised	(15,000)	23.19

Forfeited	(24,000)	27.29

Outstanding at June 30, 2006	204,800	$25.28	6.99	$1,607,239

Exercisable at June 30, 2006	116,900	$24.21	5.69	$853,201

      The Company estimates the fair value of stock option grants using the Black-Scholes valuation model and the key input assumptions are described fully in the disclosure of its critical accounting policies in Item 2 of this report on Form 10-Q. The Company believes that the valuation technique and the approach utilized to develop the underlying assumptions are consistent with SFAS 123R and appropriately estimates the fair value of Centrue’s stock option grants. Estimates of fair value are not intended to predict actual future events of the value ultimately realized by employees who receive share-based awards, and subsequent events are not indicative of the reasonableness of original estimates of fair value made by the Company under SFAS 123R. Key assumptions for the 2006 grants are shown below:

	Six Months Ended June 30

	2006	2005

Expected volatility	10% - 25%	10% - 25%
Weighted-average volatility	17.5%	16%
Expected dividend rate	0%	0%
Expected term	5 years	5 years
Risk-free rate	4.92%	4.27%

CENTRUE FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      A summary of the Company’s nonvested option shares as of June 30, 2006, and changes during the six month period ended June 30, 2006, is presented below:

		Weighted-Average
		Grant Date
	Shares	Fair Value

Nonvested at January 1, 2006	120,000	$26.58
Granted	20,000	25.05
Vested	(30,900)	24.65
Forfeited	(21,200)	27.26

Nonvested at June 30, 2006	87,900	$26.69

      As of June 30, 2006 there was $386,000 of unrecognized compensation cost related to nonvested option-based compensation arrangements. That cost is expected to be recognized over a weighted-average period of 3.6 years.
Note 7 — Recent Accounting Pronouncements
      In February 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140 (FAS 155). FAS 155 permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends Statement 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. FAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company does not expect the adoption of FAS 155 to have a material effect on the results of operations or the statement of condition.
      In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156 Accounting for Servicing of Financial Assets an amendment of FASB Statement No. 140 (FAS 140 and FAS 156). FAS 140 establishes, among other things, the accounting for all separately recognized servicing assets and servicing liabilities. This Statement amends FAS 140 to require that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. This Statement permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value. Under this Statement, an entity can elect subsequent fair value measurement to account for its separately recognized servicing assets and servicing liabilities. Adoption of this Statement is required as of the beginning of the first fiscal year that begins after September 15, 2006. Upon adoption, the Company will apply the requirements for recognition and initial measurement of servicing assets and servicing liabilities prospectively to all transactions. The Company will adopt FAS 156 for the fiscal year beginning January 1, 2007 and currently has not determined if it will adopt FAS 156 using the fair value election.
      In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48). FIN 48 clarifies the accounting and reporting for income taxes recognized in accordance with SFAS No. 109, “Accounting for Income Taxes.” This Interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. The Company is currently evaluating the impact of FIN 48 and is required to adopt this Interpretation in the first quarter of 2007.

CENTRUE FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 8. — Merger with UnionBancorp, Inc.
      On June 30, 2006, the Company signed a definitive agreement to join forces in a merger of equals transaction with UnionBancorp, Inc., (UBCD) in a stock transaction where shareholders will receive shares of UnionBancorp common stock in a fixed exchange ratio of 1.2 shares of UnionBancorp for each share of the Company. The combined company will adopt the Centrue Financial Corporation name and stock market symbol of TRUE.
      The merger is subject to the approval by UnionBancorp’s and Company stockholders, by banking regulators and to other customary conditions. It is anticipated that the merger will be completed in the fourth quarter of 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and Board of Directors
Centrue Financial Corporation
Fairview Heights, Illinois
      We have audited the accompanying consolidated balance sheets of Centrue Financial Corporation and Subsidiary as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Centrue Financial Corporation and Subsidiary as of December 31, 2005 and 2004 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
      As described in Note 14 to the financial statements, the Company adopted Statement of Financial Accounting Standards No. 123R, “Share-Based Payment”, effective January 1, 2006, which was applied retrospectively to prior periods.

Champaign, Illinois
February 8, 2006, except for Note 14 as to which the date is August 25, 2006.

CENTRUE FINANCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS, as restated for SFAS 123R
December 31, 2005 and 2004

	2005	2004

	(In thousands, except
	share and per share data)
ASSETS
Cash and due from banks	$13,566	$10,760
Interest bearing due from banks and other	4,692	2,526

Cash and cash equivalents	18,258	13,286

Certificates of deposit	50	149
Investment securities available-for-sale, at fair value	125,190	124,763
Loans, net of allowance for loan losses of $4,486 in 2005 and $5,475 in 2004	428,468	418,963
Loans held for sale	8,373	416
Office properties and equipment	22,579	18,267
Goodwill	14,362	12,446
Life insurance contracts	9,465	9,110
Non-marketable equity securities	5,059	4,211
Accrued interest receivable	3,248	2,570
Intangible assets	1,922	1,774
Real estate held for sale	1,709	3,002
Other assets	2,840	3,026

Total assets	$641,523	$611,983

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Deposits
Noninterest bearing	$67,982	$53,919
Interest bearing	439,934	441,858

Total deposits	507,916	495,777
Short-term borrowings	27,014	14,188
Long-term borrowings	58,723	55,473
Other liabilities	4,767	3,239

Total liabilities	598,420	568,677

Commitments and Contingencies (Notes 14 and 15)
Stockholders’ Equity
Preferred stock, $.01 par value; authorized and unissued, 500,000 shares	—	—
Common stock, $.01 par value; 5,500,000 shares authorized; 4,200,300 shares issued	42	42
Additional paid-in capital	30,460	29,222
Retained income, partially restricted	47,403	43,319
Accumulated other comprehensive income (loss)	(1,657)	27
Treasury stock (1,937,361 and 1,819,634 shares in 2005 and 2004, respectively), at cost	(33,145)	(29,304)

Total stockholders’ equity	43,103	43,306

Total liabilities and stockholders’ equity	$641,523	$611,983

See Accompanying Notes to Consolidated Financial Statements.

CENTRUE FINANCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME, as restated for SFAS 123R
Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003

	(In thousands, except
	per share data)
Interest and dividend income:
Loans	$26,759	$24,884	$23,442
Investment securities:
Taxable	4,266	3,584	3,466
Tax exempt	696	597	60
Deposits with banks and other	198	119	313
FHLB dividends	177	214	195

Total interest and dividend income	32,096	29,398	27,476

Interest expense:
Deposits	9,463	7,807	9,216
Short-term borrowings	654	115	47
Long-term borrowings	2,946	2,728	2,733

Total interest expense	13,063	10,650	11,996

Net interest income	19,033	18,748	15,480
Provision for loan losses	651	1,200	4,122

Net interest income after provision for loan losses	18,382	17,548	11,358

Noninterest income:
Fee income	5,808	4,357	2,874
Net gain on sales of securities	183	85	8
Net gain (loss) on sales of real estate held for sale	(23)	104	253
Net gain on sales of loans held for sale	603	886	1,271
Gain on sale of branch	—	—	478
Increase in cash surrender value of life insurance contracts	355	358	403
Other	299	217	419

Total noninterest income	7,225	6,007	5,706

Noninterest expenses:
Compensation and benefits	10,838	8,943	8,298
Occupancy	1,638	1,435	1,398
Furniture and equipment	1,751	1,370	945
Legal and professional fees	854	670	894
Telephone and postage	624	611	534
Data processing services	492	615	514
Advertising	391	279	440
Amortization of intangibles	276	229	147
Other	3,173	2,954	2,753

Total noninterest expenses	20,037	17,106	15,923

Income before income taxes	5,570	6,449	1,141
Income taxes	1,486	1,823	106

Net income	$4,084	$4,626	$1,035

Basic Earnings Per Share	$1.74	$1.86	$0.49

Diluted Earnings Per Share	$1.73	$1.85	$0.49

Dividends Per Share	$—	$0.075	$0.30

See Accompanying Notes to Consolidated Financial Statements.

CENTRUE FINANCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY, as restated for SFAS 123R
Years Ended December 31, 2005, 2004 and 2003

				Accumulated
				Other
		Additional		Comprehensive		Total
	Common	Paid-In	Retained	Income	Treasury	Stockholders’
	Stock	Capital	Income	(Loss)	Stock	Equity

Balance, December 31, 2002 as reported	$36	$15,022	$38,517	$1,631	$(14,099)	$41,107
Cumulative Effect at January 1, 2003	—	1	(15)	—	—	(14)

Balance, December 31, 2002, as adjusted	36	15,023	38,502	1,631	(14,099)	41,093
Comprehensive income:
Net income	—	—	1,035	—	—	1,035
Unrealized gain (loss) on securities available-for-sale arising during the period, net of tax of $(326)	—	—	—	(548)	—	(548)
Less: Reclassifications adjustment for gains included in net income, net of tax of $3	—	—	—	5	—	5

						(553)

Comprehensive income						492
Purchase of 466,540 shares of treasury stock	—	—	—	—	(9,308)	(9,308)
Exercise of stock options	—	20	—	—	182	202
Restricted stock awards	—	(398)	—	—	398	—
Stock issued in acquisition (700,300 shares)	6	13,465	—	—	—	13,471
Dividends paid on common stock — $.30 per share	—	—	(649)	—	—	(649)
APIC — Stock Options	—	396	—	—	—	396

Balance, December 31, 2003	42	28,506	38,888	1,088	(22,827)	45,697
Comprehensive income:
Net income	—	—	4,626	—	—	4,626
Unrealized gain (loss) on securities available-for-sale arising during the period, net of tax of $(530)	—	—	—	(1,114)	—	(1,114)
Less: Reclassifications adjustment for gains included in net income, net of tax of $32	—	—	—	53	—	53

						(1,061)

Comprehensive income						3,565
Purchase of 232,706 shares of treasury stock	—	—	—	—	(6,514)	(6,514)
Exercise of stock options	—	41	—	—	148	189
Restricted stock awards	—	(38)	—	—	38	—
Forfeit of restricted stock	—	149	—	—	(149)	—
Amortization of restricted stock awards	—	225	—	—	—	225
Dividends paid on common stock — $.075 per share	—	—	(195)	—	—	(195)
APIC — Stock Options	—	339	—	—	—	339

Balance, December 31, 2004	42	29,222	43,319	27	(29,304)	43,306
Comprehensive income:
Net income	—	—	4,084	—	—	4,084
Unrealized (loss) on securities available-for-sale arising during the period, net of tax of $(919)	—	—	—	(1,815)	—	(1,815)
Less: Reclassifications adjustment for gains included in net income, net of tax of $52				131		131

						(1,684)

Comprehensive income						2,400
Purchase of 178,865 shares of treasury stock	—	—	—	—	(4,817)	(4,817)
Stock issued in acquisition (59,638 shares)	—	697	—	—	960	1,657
Issuance of restricted stock	—	(35)	—	—	35	—
Forfeit of restricted stock	—	19	—	—	(19)	—
Amortization of restricted stock awards	—	209	—	—	—	209
APIC — Stock Options	—	348	—	—	—	348

Balance, December 31, 2005	$42	$30,460	$47,403	$(1,657)	$(33,145)	$43,103

See Accompanying Notes to Consolidated Financial Statements.

CENTRUE FINANCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS, as restated for SFAS 123R
Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003

	(In thousands)
Cash Flows from Operating Activities
Net income	$4,084	$4,626	$1,035
Adjustments to reconcile net income to net cash from operating activities:
Provision for loan losses	651	1,200	4,122
Depreciation	2,054	1,722	1,293
Amortization of investments, net	195	103	179
Amortization of intangibles	276	229	147
Amortization of restricted stock	209	225	—
Deferred income taxes	1,278	1,191	367
Origination of loans held for sale	(28,751)	(31,008)	(56,224)
Proceeds from sales of loans held for sale	26,444	51,651	57,623
Net gain on sales of loans held for sale	(603)	(886)	(1,271)
Net gain on sales of securities	(183)	(85)	(8)
Stock options expense	348	356	512
Net (gain) loss on sales of real estate held for sale	23	(104)	(253)
Gain on sale of branch	—	—	(478)
Increase in cash surrender value of life insurance contracts	(355)	(358)	(403)
Federal Home Loan Bank stock dividend	(209)	(213)	(229)
Changes in:
Accrued interest receivable	(569)	86	559
Other assets and liabilities, net	1,056	1,584	(2,760)

Net cash provided by operating activities	5,948	30,319	4,211

Cash Flow from Investing Activities
Purchases of available for sale securities	(21,332)	(88,785)	(37,784)
Proceeds from sales of available for sale securities	13,698	5,943	96
Proceeds from maturities of available for sale securities	11,207	52,148	47,226
Proceeds from maturities of held-to-maturity securities	—	242	201
Proceeds from maturities of certificates of deposit	99	199	—
Proceeds from sales of real estate held for sale	2,581	648	678
Proceeds from sales of office properties and equipment	15	—	—
Cash paid for branch sale	—	—	(12,315)
Cash acquired, net of cash (paid) for acquisitions	(228)	38	2,984
Net (increase) decrease in loans	1,296	(10,205)	19,547
Purchases of office properties and equipment, net	(3,953)	(2,607)	(6,767)

Net cash from investing activities	3,383	(42,379)	13,866

Cash Flows from Financing Activities
Net increase (decrease) in deposit accounts	(15,618)	(19,004)	1,355
Proceeds from long-term borrowings	44,360	14,000	104
Repayments of long-term borrowings	(41,110)	(21,475)	(12,400)
Change in short-term borrowings	12,826	12,740	798
Proceeds from exercise of stock options	—	189	202
Dividends paid	—	(195)	(649)
Purchase of treasury stock	(4,817)	(6,514)	(9,308)

Net cash from financing activities	4,359	(20,259)	(19,898)

Increase (decrease) in cash and cash equivalents	4,972	(32,319)	(1,821)
Cash and cash equivalents:
Beginning of year	13,286	45,605	47,426

End of year	$18,258	$13,286	$45,605

Supplemental Disclosures of Cash Flow Information Cash paid during the year for:
Interest	$11,616	$10,651	$12,017

Income taxes	$1,108	$1,478	$1,104

Supplemental Disclosures of Noncash Investing Activities:
Real estate acquired through foreclosure	$1,156	$3,254	$428

CENTRUE FINANCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS, as restated for SFAS 123R — (Continued)

	2005	2004	2003

	(In thousands)
Sale of Hoopeston Branch:
Assets disposed:
Loans	$—	$—	$(6,370)
Accrued interest receivable	—	—	(24)
Premises and equipment	—	—	(165)
Other assets	—	—	(197)
Liabilities assumed by buyer:
Demand deposits	—	—	2,162
Certificates of deposit	—	—	17,243
Other liabilities	—	—	144
Gain on sale of branch	—	—	(478)

Cash paid	$—	$—	$12,315

Acquisitions:
Cash paid	$1,658	$4,400	$—
Stock issued	1,657	—	13,471
Cost incurred	744	123	601

Total cost	$4,059	$4,523	$14,072

Assets acquired:
Cash and cash equivalents	$2,174	$4,561	$2,984
Certificates of deposit	—	298	—
Investments	6,561	8,616	15,355
Nonmarketable equity securities	639	85	329
Loans	12,608	7,342	72,068
Loans held for sale	5,047	—	—
Accrued interest receivable	109	104	339
Office properties and equipment	2,428	269	1,426
Other assets, including deferred taxes	(189)	72	—
Real estate held for sale	155	—	—
Goodwill	1,916	1,013	8,367
Intangible assets	424	774	358
Liabilities assumed:
Deposits	(27,757)	(18,524)	(80,588)
Borrowings	—	—	(6,194)
Other liabilities	(56)	(87)	(372)

Net assets acquired	$4,059	$4,523	$14,072

Cash acquired, net of cash (paid)	$(228)	$38	$2,984

See Accompanying Notes to Consolidated Financial Statements.

CENTRUE FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.	Summary of Significant Accounting Policies

Nature of Operations
      Through Centrue Bank (the “Bank”), Centrue Financial Corporation (the “Company”), provides a full range of banking services to individual and corporate customers through its twenty locations throughout Illinois. The Bank is subject to competition from other financial institutions and nonfinancial institutions providing financial products. Additionally, the Company and the Bank are subject to the regulations of certain regulatory agencies and undergo periodic examinations by those regulatory agencies.

Basis of Consolidation
      The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, the Bank and the Bank’s wholly-owned subsidiary, Centrue Service Corporation. Significant intercompany accounts and transactions have been eliminated in consolidation.
      The consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America and conform to predominate practice within the banking industry.

Industry Segment Information
      The primary source of income for the Company is interest from the origination of consumer, commercial and real estate mortgage loans along with interest on the investment in securities portfolio. The Company accepts deposits from customers in the normal course of business and within their primary market areas. The Company operates primarily in the banking industry which accounts for more than 99% of its revenues, operating income and assets, with the remaining operations coming from activities of the Centrue Financial Corporation and Centrue Service Corporation. The Company uses the “management approach” for reporting information about segments in the annual and interim financial statements. The management approach is based on the way the chief operating decision-maker organizes segments within a Company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure and any other manner in which management disaggregates a company. Based on the management approach model, the Company has determined that its business is comprised of a single operating segment.

Use of Estimates
      In preparing the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions which significantly affect the amounts reported in the consolidated financial statements. Significant estimates which are particularly susceptible to change in a short period of time include the determination of the allowance for loan losses and valuation of mortgage servicing rights, goodwill, deferred tax assets and real estate held for sale. Actual results could differ from those estimates.

Comprehensive Income
      Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

CENTRUE FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cash and Cash Equivalents
      For reporting cash flows, cash and cash equivalents represent highly liquid investments with maturities of 90 days or less at the time of purchase and includes cash on hand, due from bank accounts (including cash items in process of clearing), money market funds and federal funds sold. Cash flows from loans, deposits and short-term borrowings are reported net.

Securities
      Securities classified as available-for-sale are those securities that the Company intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available-for-sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company’s assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors. Securities available-for-sale are carried at fair value. The difference between fair value and cost, adjusted for amortization of premium and accretion of discounts, results in an unrealized gain or loss. Unrealized gains or losses are reported as accumulated other comprehensive income (loss), net of the related deferred tax effect. Gains or losses on the sale of securities are determined on the basis of the specific security sold and are included in earnings. Premiums and discounts are recognized in interest income using the interest method over their contractual lives.
      Declines in the fair value of available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans
      Loans originated or purchased are identified as either held for sale or portfolio at origination or purchase. Loans held for portfolio are originated or purchased with the intent to hold them to maturity for the purpose of earning interest income. Since the Bank has the ability to hold such loans as intended, they are recorded at cost. Interest is credited to income as earned using the simple interest method applied to the daily balances of the principal outstanding.
      The accrual of interest income on loans is discontinued at the time the loan is 90 days past due or earlier when, in the opinion of management, there is reasonable doubt as to the borrower’s ability to meet payments of interest or principal when they become due. Interest income on these loans is recognized to the extent interest payments are received and the principal is considered fully collectible.
      Loan origination fees and certain direct origination costs are being amortized as an adjustment of the yield over the contractual life of the related loan, adjusted for prepayments, using the interest method.

Loans Held for Sale
      Loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value, as determined by aggregate outstanding commitments from investors or current investor yield requirements. Net unrealized losses are recognized through a valuation allowance by charges to income.
      Mortgage loans held for sale are generally sold with the mortgage servicing rights retained by the Company. The carrying value of mortgage loans sold is reduced by the cost allocated to the associated mortgage servicing rights. Gains or losses on sales of mortgage loans are recognized based on the difference between the selling price and the carrying value of the related mortgage loans sold.

CENTRUE FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Allowance for Loan Losses
      The allowance for loan losses (“allowance”) is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes that the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.
      The allowance is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated values of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.
      While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. In addition, various regulatory agencies periodically review the allowance. These agencies may require the Bank to make additions to the allowance based on their judgments of collectibility based on information available to them at the time of their examination.
      A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price or the fair value of the collateral if the loan is collateral dependent. Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

Real Estate Held for Sale
      Real estate acquired through foreclosure or deed in lieu of foreclosure represents specific assets to which the Company has acquired legal title in satisfaction of indebtedness. Such real estate is recorded at the lower of property’s fair value at the date of foreclosure or cost. Initial valuation adjustments, if any, are charged against the allowance for loan losses. Property is evaluated regularly to ensure the recorded amount is supported by its current fair value. Subsequent declines in estimated fair value are charged to expense when incurred. Revenues and expenses related to holding and operating these properties are included in operations.

Office Properties and Equipment
      Office properties and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets. Estimated lives are 15 to 39 years for buildings and leasehold improvements and 3 to 15 years for furniture and equipment.

Non-Marketable Equity Securities
      The Bank, as a member of the Federal Home Loan Bank of Chicago (the “FHLB”), is required to maintain an investment in capital stock of the FHLB in an amount equal to 1% of its outstanding home loans.

CENTRUE FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
No ready market exists for the FHLB stock, and it has no quoted market value. For disclosure purposes, such stock is assumed to have a market value which is equal to cost.

Intangible Assets
      Intangible assets consist of core deposit intangibles from business acquisitions. This amount is amortized into other expense on a straight-line basis over periods of 10 to 15 years. On a periodic basis, the Company reviews the intangible assets for events or circumstances that may indicate a change in recoverability of the underlying basis.

Goodwill
      Goodwill resulted from the acquisition of Coal City National Bank in 1998, Aviston Financial Corporation in 2003, Parish Bank & Trust Company in 2004 and Illinois Community Bancorp in 2005. The Coal City amount was originally amortized into expense on a straight-line basis assuming a life of twenty years. The Company performed an annual impairment assessment on all goodwill as of September 30th.

Loan Servicing
      The cost of mortgage-servicing rights acquired is amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment of mortgage-servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. For purposes of measuring impairment, the rights are stratified based on the year of origination and original life and compared to current market interest rates, prepayment speeds and other relevant factors. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a stratum exceeds their fair value.

Income Taxes
      Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Deferred tax assets are also recognized for operating loss and tax credit carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets to an amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Earnings Per Share
      Basic earnings per share are computed by dividing net income for the year by the average number of shares outstanding. Shares of unearned restricted stock are not considered outstanding in this calculation.
      Diluted earnings per share are determined by dividing net income for the year by the average number of shares of common stock and dilutive potential common shares outstanding. Dilutive potential common shares assume exercise of stock options and use of proceeds to purchase treasury stock at the average market price for the period.

CENTRUE FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following reflects earnings per share calculations for basic and diluted methods:

	December 31,

	2005	2004	2003

Net income available to common shareholders	$4,084,000	$4,626,000	$1,035,000

Basic average shares outstanding	2,345,971	2,490,789	2,098,386
Diluted potential common shares:
Stock option equivalents	9,413	11,847	2,891

Diluted average shares outstanding	2,355,384	2,502,636	2,101,277

Basic earnings per share	$1.74	$1.86	$0.49

Diluted earnings per share	$1.73	$1.85	$0.49

Stock-Based Employee Compensation
      The Company has two stock-based employee compensation plans which are more fully described in Note 14. The Company accounts for its equity awards in accordance with Statement of Financial Accounting Standards No. 123R, “Share-based payment” (SFAS 123R). SFAS 123R requires public companies to recognize compensation expense related to stock-based equity awards in their income statement. Effective January 1, 2006, the Company adopted Financial Accounting Standards Board Statement No. 123 (revised 2004), “Share-Based Payment” “SFAS 123R” which amends SFAS 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued Employees. The Company adopted SFAS 123R using the modified retrospective method. The modified retrospective method requires that compensation cost be recognized beginning with the effective date based on the requirements of SFAS 123R for all share-based payments granted after the effective date and based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123R. The modified retrospective method also allows companies to adjust prior year financials based on the amounts previously reported under the SFAS 123 pro forma disclosures for all prior periods for which SFAS 123 was effective.

Reclassification
      Certain amounts in the 2004 and 2003 consolidated financial statements have been reclassified to conform to the 2005 presentation. Such reclassifications have no effect on previously reported net income or stockholders’ equity.

Note 2.	Business Acquisitions
      On April 8, 2005, the Company acquired for 50% cash and 50% common stock of the Company, all of the outstanding shares of Illinois Community Bancorp, Inc (“ICBI”) for a total cost of $4.1 million, including related expenses of $744,000. The acquisition was accounted for using the purchase method of accounting. As such, the results of operations of the acquired entity are excluded from the consolidated financial statements of income for the periods prior to the acquisition date. The purchase price has been allocated based on the fair values at the date of acquisition. This allocation resulted in intangible assets of $424,000 and goodwill of $1.9 million. The intangible assets are being amortized over ten years. At closing, ICBI had assets of $29.9 million, including $17.7 million of loans, deposits of $27.8 million and stockholders’ equity of $1.3 million. This acquisition was not considered material to the Company as a whole and therefore, proforma information is not included.
      On March 5, 2004, the Company acquired for cash all of the outstanding shares of Parish Bank and Trust Company (“Parish Bank”) for a total cost of $4.5 million, including related expenses of $123,000. The

CENTRUE FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
acquisition was accounted for using the purchase method of accounting. As such, the results of operations of the acquired entity are excluded from the consolidated financial statements of income for the periods prior to the acquisition date. The purchase price has been allocated based on the fair values at the date of acquisition. This allocation resulted in intangible assets of $774,000 and goodwill of $1.0 million. The intangible assets are being amortized over ten years. At closing, Parish Bank had assets of $21.5 million, including $7.3 million of loans, deposits of $18.5 million and stockholders’ equity of $2.9 million. This acquisition was not considered material to the Company as a whole and therefore, proforma information is not included.
      On October 9, 2003, the Company acquired for stock all of the outstanding shares of Aviston Financial Corporation (“Aviston Financial”) for a total cost of $14.1 million. The acquisition has been accounted for using the purchase method of accounting. As such, the results of operations of the acquired entity are excluded from the consolidated financial statements of income for the periods prior to the acquisition date. The purchase price has been allocated based on the fair values at the date of acquisition. This allocation resulted in intangible assets of $358,000 and goodwill of $8.4 million. The intangible assets are being amortized over ten years. At closing, Aviston Financial had assets of $96.5 million, deposits of $80.6 million and stockholders’ equity of $9.3 million.

Note 3.	Goodwill and Intangible Assets
      Intangible assets are as follows:

	As of December 31, 2005

	Gross Carrying	Accumulated
	Amount	Amortization

	(In thousands)
Amortized intangible assets:
Core deposit intangible	$3,414	$1,492
Aggregate amortization expense:
For the year ended December 31, 2005	$276
Estimated amortization expense:
For the year ended:
2006	$278
2007	$278
2008	$278
2009	$278
2010	$278
Thereafter	$532
      The changes in the carrying amount of goodwill is as follows:

	Year Ended
	December 31,

	2005	2004

Balance, at beginning of year	$12,446	$11,433
Goodwill acquired	1,916	1,013

Balance, at end of year	$14,362	$12,446

CENTRUE FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 4.	Investment Securities
      Amortized costs and fair values of investment securities available for sale are summarized as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

	(In thousands)
December 31, 2005
U.S. government and agency securities	$77,924	$1	$1,562	$76,363
Municipal bonds	23,492	5	756	22,741
Mortgage-backed securities	19,211	111	267	19,055
Corporate bonds	2,060	—	111	1,949
Mutual funds and equity securities	779	29	—	808
Other securities	4,250	24	—	4,274

Total	$127,716	$170	$2,696	$125,190

December 31, 2004
U.S. government and agency securities	$70,944	$263	$58	$71,149
Municipal bonds	23,582	47	278	23,351
Mortgage-backed securities	23,396	291	157	23,530
Corporate bonds	2,076	—	76	2,000
Mutual funds	400	—	15	385
Other securities	4,320	28	—	4,348

Total	$124,718	$629	$584	$124,763

      The amortized cost and fair value of securities classified as available-for-sale at December 31, 2005, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to prepay mortgage backed securities without prepayment penalties, and certain securities require principal repayments prior to maturity. Therefore, these securities and mutual fund shares are not included in the maturity categories in the following maturity summary.

	Amortized	Fair
	Cost	Value

	(In thousands)
Due within 1 year	$3,579	$3,547
Due after 1 year through 5 years	83,498	81,713
Due after 5 through 10 years	16,399	15,793
Due after 10 years	4,250	4,274
Mortgage-backed securities	19,211	19,055
Mutual fund shares and equity securities	779	808

Total	$127,716	$125,190

      Investment securities available-for-sale with a carrying value of approximately $77.8 million and $70.5 million at December 31, 2005 and 2004, respectively, were pledged to secure public deposit accounts and for other purposes as required or permitted by law.

CENTRUE FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Unrealized losses and fair value, aggregated by investment category and length of time that individual securities available-for-sale have been in a continuous unrealized loss position, as of December 31, 2005 and 2004 (in thousands), are summarized as follows:

	December 31, 2005

	Less Than 12 Months		12 Months or More		Total

	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses

	(In thousands)
U.S. government and agency securities	$49,408	$957	$26,704	$605	$76,112	$1,562
Municipal bonds	4,643	75	17,081	681	21,724	756
Mortgage-backed securities	4,478	44	5,983	223	10,461	267
Corporate bonds	—	—	1,949	111	1,949	111

	$58,529	$1,076	$51,717	$1,620	$110,246	$2,696

	December 31, 2004

	Less Than 12 Months		12 Months or More		Total

	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses

	(In thousands)
U.S. government and agency securities	$30,342	$58	$—	$—	$30,342	$58
Municipal bonds	17,259	277	528	1	17,787	278
Mortgage-backed securities	5,312	104	4,343	53	9,655	157
Corporate bonds	1,999	76	—	—	1,999	76
Mutual funds	—	—	385	15	385	15

	$54,912	$515	$5,256	$69	$60,168	$584

      Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.
      The unrealized losses on the Company’s investment securities were caused by interest rate increases. The contractual cash flows of the municipal bonds, federal agency and federal agency mortgage backed securities are guaranteed by state agencies or an agency of the U.S. government. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Company’s investment. The Company’s corporate bonds are all rated A1 or better by Moody’s. Because the decline in market value is attributable to changes in interest rates and not credit quality and because the Company has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2005.

CENTRUE FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Realized gains and losses were as follows:

	Year Ended
	December 31,

	2005	2004	2003

	(In thousands)
Realized gains	$198	$90	$8
Realized losses	(15)	(5)	—

Net gain	$183	$85	$8

      The tax expense applicable to these net realized gains and losses amounted to $52,000, $32,000, and $3,000, respectively.

Note 5.	Loans
      Loans consisted of the following:

	December 31,

	2005	2004

	(In thousands)
Real estate mortgage loans:
One-to-four family	$162,430	$175,224
Multifamily	8,274	15,655
Commercial	131,365	101,516
Construction and development	34,274	28,731

	336,343	321,126

Commercial loans	57,864	61,090

Consumer loans:
Home equity loans	30,138	28,188
All other consumer loans	8,853	14,303

	38,991	42,491

Gross loans	433,198	424,707
Less:
Deferred loan fees, net	244	269
Allowance for loan losses	4,486	5,475

	$428,468	$418,963

      The Company’s opinion as to the ultimate collectibility of these loans is subject to estimates regarding the future cash flows from operations and the value of property, real and personal, pledged as collateral. These estimates are affected by changing economic conditions and the economic prospects of the borrowers.

CENTRUE FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Changes in the allowance for loan losses were as follows:

	Year Ended December 31,

	2005	2004	2003

	(In thousands)
Balance at beginning of year	$5,475	$7,471	$6,524
Provision for loan losses	651	1,200	4,122
Purchased allowance	255	156	2,435
Charge-offs	(2,717)	(3,647)	(6,242)
Recoveries	822	295	632

Balance at end of year	$4,486	$5,475	$7,471

      Information about impaired loans and non-accrual loans as of and for the years ended December 31, 2005, 2004 and 2003 is as follows:

	December 31,

	2005	2004	2003

	(In thousands)
Impaired loans with a valuation allowance	$3,894	$4,934	$4,545
Impaired loans without a valuation allowance	1,096	906	—

Total impaired loans	$4,990	$5,840	$4,545

Related valuation allowance	$851	$1,348	$2,524
Non-accrual loans, excluding impaired loans	$1,676	$1,176	$1,438
Loans past due ninety days or more and still accruing interest	$—	$222	$2,232
Average monthly balance of impaired loans (based on month-end balances)	$4,574	$6,512	$5,097
Interest income recognized on impaired loans	$—	$—	$199
Interest income recognized on a cash basis on impaired loans	$—	$—	$199

Note 6.	Loan Servicing
      Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of these loans at December 31 are summarized as follows:

	December 31,

	2005	2004

	(In thousands)
Mortgage loan portfolios serviced for:
Freddie Mac	$148,293	$136,433
Fannie Mae	933	1,383

	$149,226	$137,816

      Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in deposits, were approximately $1.1 million at December 31, 2005 and 2004.

CENTRUE FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      A summary of the changes in the balance of mortgage servicing rights in 2005 and 2004 is as follows:

	December 31,

	2005	2004

	(In thousands)
Balance, beginning	$1,056	$822
Servicing assets recognized during the year	305	372
Amortization of servicing assets	(263)	(138)

Balance, ending	$1,098	$1,056

      The aggregate changes in the valuation allowances for mortgage servicing rights in 2005 and 2004 were as follows:

	December 31,

	2005	2004

	(In thousands)
Balance, beginning	$156	$206
Additions	—	—
Reductions	—	(50)

Balance, ending	$156	$156

Note 7.	Office Properties and Equipment
      Office properties and equipment consisted of:

	December 31,

	2005	2004

	(In thousands)
Land	$6,159	$6,110
Buildings and improvements	19,181	12,445
Construction in progress	—	2,179
Furniture and equipment	5,779	9,561

	31,119	30,295
Less: Accumulated depreciation and amortization	8,540	12,028

	$22,579	$18,267

      Depreciation and amortization expense amounted to $2.1 million, $1.7 million and $1.3 million for the years ended December 31, 2005, 2004 and 2003, respectively.

CENTRUE FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 8.	Lease Commitments and Total Rental Expense
      The Company has leased four branch locations under various noncancellable agreements which expire between September 30, 2008, and July 31, 2010, and require various minimum annual rentals. One of the leases also requires the payment of the property taxes, normal maintenance and insurance on the property. The total minimum rental commitment at December 31, 2005, is due as follows:

During the Year Ending December 31:
2006	$147
2007	153
2008	128
2009	43
Thereafter	23

$494

Note 9.	Deposits
      The composition of deposits is as follows:

	December 31,

	2005	2004

	(In thousands)
Demand deposits — noninterest bearing	$67,982	$53,919

Savings	88,134	87,990
NOW	41,081	48,495
Money market	55,788	46,886
Time deposits, $100,000 or more	73,017	61,274
Other time deposits	181,914	197,213

Interest bearing deposits	439,934	441,858

Total deposits	$507,916	$495,777

      As of December 31, 2005, time deposits had scheduled maturity dates as follows:

Amount

(In thousands)
Year of Maturity
2006	$167,991
2007	61,937
2008	14,172
2009	5,101
2010	5,730

$254,931

CENTRUE FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 10.	Short-Term Borrowings
      Short-term borrowings consisted of:

	December 31,

	2005	2004

	(In thousands)
Federal funds purchased	$—	$3,500
Securities sold under repurchase agreements	16,314	8,563
Federal Home Loan Bank line of credit	10,700	—
Line of credit	—	2,125

Total short-term borrowings	$27,014	$14,188

      Securities sold under agreements to repurchase, which are classified as secured borrowings, mature daily. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The securities underlying the agreements to repurchase are under the control of the Bank.
      The Company has an unsecured line of credit for $20 million from a third party lender. At December 31, 2005 the entire line was available.

Note 11.	Long Term Borrowings
      Long-term borrowings consisted of:

	December 31,

	2005	2004

	(In thousands)
Reverse repurchase agreements	$—	$9,200
Other borrowings	1,157	1,318
Junior subordinated debt owed to unconsolidated trusts	20,000	20,000
Federal Home Loan Bank advances	37,566	24,955

Total long-term borrowings	$58,723	$55,473

      At December 31, 2005 and 2004, other borrowings of $1.2 million and $1.3 million, respectively, consisted of a note payable to an individual. The note payable bears an imputed rate of interest of 5.25% and matures in 2012 with semi-annual payments of $100,000, including interest.
      The weighted average maturity date of Federal Home Loan Bank advances was approximately 22 months and 25 months and the weighted average interest rates were approximately 4.34% and 4.16% at December 31, 2005 and 2004, respectively.
      At December 31, 2005 and 2004, one-to-four family real estate mortgage loans of approximately $181.0 million and $181.8 million, respectively, were pledged to secure advances from the Federal Home Loan Bank of Chicago.
      The Company issued $10.0 million each in April 2002 and April 2004 in cumulative trust preferred securities through newly formed special-purpose trusts, Kankakee Capital Trust I (Trust I) and Centrue Statutory Trust II (Trust II). The proceeds of the offerings were invested by the trusts in junior subordinated deferrable interest debentures of Trust I and Trust II. Trust I and Trust II are wholly-owned unconsolidated subsidiaries of the Company, and their sole assets are the junior subordinated deferrable interest debentures. Distributions are cumulative and are payable quarterly at a variable rate of 3.70% and 2.65% over the LIBOR rate, respectively, (at a rate of 8.15% and 7.15% at December 31, 2005) per annum of the stated liquidation

CENTRUE FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
amount of $1,000 per preferred security. Interest expense on the trust preferred securities was $1.4 million, $851,000 and $558,000 for the years ended December 31, 2005, 2004 and 2003, respectively. The obligations of the trusts are fully and unconditionally guaranteed, on a subordinated basis, by the Company. The trust preferred securities for Trust I are mandatorily redeemable upon the maturity of the debentures on April 7, 2032, or to the extent of any earlier redemption of any debentures by the Company, and are callable beginning April 7, 2007. The trust preferred securities for Trust II are mandatorily redeemable upon the maturity of the debentures on April 22, 2034, or to the extent of any earlier redemption of any debentures by the Company, and are callable beginning April 22, 2009. Holders of the capital securities have no voting rights, are unsecured, and rank junior in priority of payment to all of the Company’s indebtedness and senior to the Company’s capital stock. For regulatory purposes, the trust preferred securities qualify as Tier I capital subject to certain provisions.
      We established statutory trusts for the sole purpose of issuing trust preferred securities and related trust common securities. These trust preferred capital securities are included in our consolidated Tier 1 Capital and Total Capital at December 31, 2005. In December 2003, the Financial Accounting Standards Board issued a revised version of Interpretation No. 46 that required the deconsolidation of these statutory trusts by most public companies no later than March 31, 2004. We adopted the revised version of Interpretation No. 46 as of December 31, 2003. In March 2005, the Board of Governors of the Federal Reserve System issued a final rule allowing bank holding companies to continue to include qualifying trust preferred capital securities in their Tier 1 Capital for regulatory capital purposes, subject to a 25% limitation to all core (Tier I) capital elements, net of goodwill less any associated deferred tax liability. The final rule provides a five-year transition period, ending March 31, 2009, for application of the aforementioned quantitative limitation. As of December 31, 2005, 100% of the trust preferred securities described in Note 13 of our audited consolidated financial statements qualified as Tier I capital under the final rule adopted in March 2005.
      Future payments at December 31, 2005, for all long-term borrowings were as follows:

Amount

(In thousands)
Year Ended
2006	$9,341
2007	31,449
2008	5,156
2009	10,165
2010	174
Thereafter	2,438

Total	$58,723

      Junior subordinated debt owed to unconsolidated trusts are included in the period of their modified duration, rather than the period in which they are due. Subordinated debt of $10 million mature in both 2032 and 2034 but are callable in 2007 and 2009.

CENTRUE FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 12.	Income Taxes
      Income taxes consisted of:

	Year Ended December 31,

	2005	2004	2003

	(In thousands)
Current	$208	$632	$(261)
Deferred	1,278	1,191	367

	$1,486	$1,823	$106

      The Company’s income tax expense differed from the maximum statutory federal rate of 35% as follows:

	Year Ended December 31,

	2005	2004	2003

	(In thousands)
Expected income taxes	$1,950	$2,257	$400
Income tax effect of:
State income tax, net of federal benefit	112	—	—
Income taxed at lower rate	(56)	(65)	(11)
Increase in cash surrender value of life insurance	(124)	(125)	(137)
Tax exempt interest, net	(284)	(237)	(80)
Reduction in valuation allowance for deferred taxes	—	(169)	—
Other	(112)	162	(66)

	$1,486	$1,823	$106

      Significant components of the deferred tax liabilities and assets, included in other assets, were as follows:

	December 31,

	2005	2004

	(In thousands)
Deferred tax assets:
Allowance for loan losses	$1,930	$2,075
State net operating loss carryforwards	390	245
Federal net operating loss carryforwards	963	691
Accrued benefits	144	204
Unrealized losses on securities available for sale	852	—
Other	92	197

Total deferred tax assets	4,371	3,412
Less: Valuation allowance for deferred tax assets	1,207	—

Total deferred tax assets, net of valuation allowance	3,164	3,412

CENTRUE FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31,

	2005	2004

	(In thousands)
Deferred tax liabilities:
Unrealized gain on securities available-for-sale	—	(13)
Deferred loan fees	(313)	(344)
FHLB stock divided	(531)	(386)
Office properties and equipment	(759)	(467)
Mortgage servicing rights	(366)	(350)
Intangible assets	(975)	(501)
Basis in acquired assets	(420)	(193)

Total deferred tax liabilities	(3,364)	(2,254)

Net deferred tax assets (liabilities)	$(200)	$1,158

      Retained earnings at December 31, 2005 and 2004 included approximately $9.0 million of the tax bad debt reserve which accumulated prior to 1988, for which no deferred income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then-current corporate income tax rate. The unrecorded deferred income tax liability on the above amounts was approximately $3.1 million as of December 31, 2005 and 2004.
      As of December 31, 2005, the Company had Illinois net operating loss carryforwards of approximately $8.1 million for income tax purposes. The difference between book and tax net operating income results from interest income from certain investments which is exempt from income tax for state income tax purposes. The net operating loss carryforwards expire through 2015.
      At December 31, 2005, the Company also had Federal net operating loss carryforwards of approximately $2.8 million for income tax purposes which expire through 2024.
      Due to limitations inherent in the tax laws regarding utilization of net operating losses and uncertainty as to the Company’s ability to utilize the net operating losses before they expire, the Company has established valuation allowances of $963,000 and $229,000 against the federal and state net operating losses, respectively.

Note 13.	Stockholders’ Equity and Regulatory Capital
      The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory — and possibly additional discretionary — actions by regulators that, if undertaken, could have a direct material effect on the Company and the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company and the Bank’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.
      Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Tier 1 capital (as defined by the regulations) to average assets (as defined) and Total and Tier I capital (as defined) to risk-weighted

CENTRUE FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
assets (as defined). Management believes, as of December 31, 2005, that the Company and the Bank meet all capital adequacy requirements to which it is subject.
      As of December 31, 2005, the most recent notification from the Bank’s primary regulators, categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank’s category.

					To be Well
					Capitalized Under
			For Capital		Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions

	Amount	Ratio	Amount	Ratio	Amount	Ratio

	(Dollars in thousands)
As of December 31, 2005
Tier 1 Capital to Average Assets
Centrue Financial	$43,261	6.93%	$24,967	4.00%	N/A
Centrue Bank	43,773	7.08%	24,733	4.00%	$30,917	5.00%
Tier I Capital to Risk Weighted Assets
Centrue Financial	43,261	10.25%	16,796	4.00%	N/A
Centrue Bank	43,773	10.49%	16,696	4.00%	25,044	6.00%
Total Capital to Risk Weighted Assets
Centrue Financial	52,882	12.53%	33,593	8.00%	N/A
Centrue Bank	48,259	11.56%	33,391	8.00%	41,739	10.00%
As of December 31, 2004
Tier 1 Capital to Average Assets
Centrue Financial	$43,344	7.32%	$23,674	4.00%	N/A
Centrue Bank	45,656	7.81%	23,382	4.00%	$29,227	5.00%
Tier I Capital to Risk Weighted Assets
Centrue Financial	43,344	11.01%	15,742	4.00%	N/A
Centrue Bank	45,656	11.32%	16,136	4.00%	24,204	6.00%
Total Capital to Risk Weighted Assets
Centrue Financial	53,889	13.69%	31,483	8.00%	N/A
Centrue Bank	50,703	12.57%	32,272	8.00%	40,340	10.00%
      A liquidation account in the amount of $17.7 million was established for the benefit of eligible deposit account holders who continue to maintain their deposit accounts in the Bank after the December 30, 1992 conversion from a mutual savings and loan association to a stock savings bank. In the unlikely event of a complete liquidation of the Bank, each eligible deposit account holder would be entitled to receive a liquidation distribution from the liquidation account, in the proportionate amount of the then-current adjusted balance for deposit accounts held, before any distribution may be made with respect to the Bank’s capital stock. The Bank may not declare or pay a cash dividend to the Company on, or repurchase any of, its capital stock if the effect thereof would cause the net worth of the Bank to be reduced below the amount required for the liquidation account. Due to various natural events, such as death, relocation and general attrition of accounts, the balance in the liquidation account has been reduced to $861,000 as of December 31, 2005.
      Federal and state banking regulations place certain restrictions on dividends paid by the Bank to the Company. At December 31, 2005, the Bank’s retained earnings available for payment of dividends was

CENTRUE FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
$481,000. In addition, dividends paid by the Bank to the Company would be prohibited if the effect thereof would cause the Bank’s capital to be reduced below applicable minimum capital requirements.

Note 14.	Officer, Director and Employee Plans

401(k) Savings Plan
      The Bank sponsors a qualified, tax-exempt deferred contribution plan qualifying under section 401(k) of the Internal Revenue Code (the “401(k) Plan”). Virtually all employees are eligible to participate after meeting certain age and service requirements. Eligible employees are permitted to contribute 1% to 50% of their compensation to the 401(k) Plan. The Company also has the option to contribute discretionary profit sharing contributions. Expense related to the 401(k) Plan, including plan administration, amounted to approximately $159,000, $108,000 and $309,000, for the years ended December 31, 2005, 2004 and 2003, respectively.
      The Company formerly had an Employee Stock Ownership (the “ESOP”) plan which during 2004, was merged into the Company’s 401(k) Plan. All participant balances were considered 100% vested upon the merger. During 2003, the Company made a direct cash contribution totaling $120,000, to the ESOP. Costs related to the merger of the ESOP into the 401(k) during 2004 amounted to approximately $17,000.

Stock Option Plan
      Effective January 1, 2006, the Company adopted SFAS 123R using the modified retrospective method to account for share-based payments to employees and the Company’s Board of Directors. In accordance with the modified retrospective method, the Company has adjusted previously reported results to reflect the effect of expensing stock options granted during those periods.
      The following table summarizes the impact of modified retrospective application on the previously reported results for the period shown:

	Year Ended December 31,

	2005	2004	2003

Income before income taxes, as originally reported	$5,918	$6,805	$1,653
Stock-based compensation expense under fair value method	(348)	(356)	(512)

Income before income taxes, restated	5,570	6,449	1,141

Net income, as originally reported	$4,380	$4,889	$1,363
Stock-based compensation expense under fair value	(296)	(263)	(328)

Net income, restated	4,084	4,626	1,035

Net income per share (basic), as originally reported	1.87	1.96	.65
Net income per share (basic), as originally reported	1.74	1.86	.49
Net income per share (diluted), as originally reported	1.86	1.95	.65
Net income per share (diluted), as originally reported	1.73	1.85	.49
      The primary type of share-based payment utilized by the Company is stock options. Stock options are awards which allow the employee to purchase shares of the Company’s stock at a fixed price. Stock options are granted at an exercise price equal to the Company’s stock price at the date of grant. Stock options issued by the Company generally have a contractual tern of seven to ten years and vest over five years for non-director options and immediately at the time of issuance for director options. Certain option and share awards provide for accelerated vesting if there is a change in control (as defined by the Plan).

CENTRUE FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Activity in the stock option plan was as follows:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	Shares	Exercise Price	Contractual Term	Intrinsic Value

Fixed Options
Outstanding at January 1, 2005	147,300	$24.720
Granted	78,000	27.234
Exercised	—	—
Forfeited	(1,500)	26.967

Outstanding at December 31, 2005	223,800	25.405	7.5	$1,717,264

Options exercisable at December 31, 2005	103,800	24.048	5.9	$716,201

      The fair value of the stock options granted in 2005, 2004 and 2003 has been estimated using the Black-Scholes option-pricing model with the following weighted average assumptions. The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions. In addition, such models require the use of subjective assumptions, including expected stock price volatility. In management’s opinion, such valuation models may not necessarily provide the best single measure of option value.

	2005	2004	2003

Number of options granted	78,000	65,500	107,000
Risk-free interest rate	4.02%-4.38%	4.04%-4.45%	3.41%-4.27%
Expected life, in years	5	10	5-10
Expected volatility	16%-17%	22%-23%	22%-25%
Expected dividend yield	0.00%	0.00%-1.25%	1.14%-1.29%
Estimated weighted average fair value per option	$6.80	$11.71	$9.70
      A summary of the Company’s nonvested option shares as of December 31, 2005, and changes during the year period ended December 31, 2005, is presented below:

		Weighted-Average
		Grant Date
	Shares	Fair Value

Nonvested at January 1, 2005	81,500	$24.72
Granted	78,000	27.23
Vested	(38,000)	26.77
Forfeited	(1,500)	26.97

Nonvested at December 31, 2005	120,000	$26.58

      As of December 31, 2005 there was $450,000 of unrecognized compensation cost related to nonvested option-based compensation arrangements. That cost is expected to be recognized over a weighted-average period of 4 years.

Stockholders’ Rights Plan
      On May 14, 1999, the Company’s Board of Directors adopted a Stockholders’ Rights Plan. The Plan provided for the distribution of one Right on June 15, 1999, for each share of the Company’s outstanding

CENTRUE FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
common stock as of May 24, 1999. The Rights have no immediate economic value to stockholders because they cannot be exercised unless and until a person, group or entity acquires 15% or more of the Company’s common stock or announces a tender offer. The Plan also permits the Company’s Board of Directors to redeem each Right for one cent under various circumstances.
      In general, the Rights Plan provides that if a person, group or entity acquires a 15% or larger stake in the Company or announces a tender offer, and the Company’s Board chooses not to redeem the Rights, all holders of Rights, other than the 15% stockholder or the tender offeror, will be able to purchase a certain amount of the Company’s common stock for half of its market price.

Restricted Stock Awards
      During 2005 and 2004, the Company issued restricted stock awards to certain employees and directors. The shares vest from one to five-year periods. As the shares vest, they will be charged to compensation expense at the market price at date of grant.

	Number of Shares

	2005	2004	2003

Under restriction, beginning of year	19,750	27,800	—
Granted	2,200	2,400	27,800
Restrictions released	(6,450)	(5,400)	—
Forfeited and reissuable	(750)	(5,050)	—

Under restriction, end of year	14,750	19,750	27,800

      Compensation expense is recognized for financial statement purposes over the period of performance. Compensation expense of $209,000 and $225,000 was recognized for the year ended December 31, 2005 and 2004. No compensation expense was recognized for the year ended December 31, 2003.

Directors’ Deferred Compensation Plan
      The Company has a deferred compensation plan for nonemployee directors of the Company in which a participating director may defer directors’ fees in the form of “phantom stock units.” For directors electing to participate in the plan, a deferred compensation account, included in other liabilities on the consolidated balance sheet, is credited with phantom stock units. Phantom stock units shall also be increased by any dividends or stock splits declared by the Company. At December 31, 2005 and 2004, the liability for deferred compensation was $268,000 and $101,000 which represented approximately 10,149 and 3,585 phantom stock units, respectively.

Note 15.	Commitments and Contingencies
      In the normal course of business, there are outstanding various contingent liabilities such as claims and legal actions, which are not reflected in the consolidated financial statements. In the opinion of management, the ultimate resolution of these matters is not expected to have a material effect on the financial position or on the results of operations of the Company and its subsidiary.

Note 16.	Financial Instruments
      The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit, and financial guarantees. Those instruments involve, to varying degrees, elements of

CENTRUE FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
credit and interest rate risk. The contract or notional amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.
      The Bank’s exposure to credit loss, in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit, is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.
      Financial instruments whose contract amounts represent credit risk follows:

	December 31,

	2005	2004

	(In thousands)
Commitments to originate new loans	$3,787	$10,694
Commitments to extend credit	56,873	48,121
Standby letters of credit	4,508	2,750
      Such commitments are recorded in the financial statements when they are funded or related fees are incurred or received. These commitments are principally at variable interest rates.
      Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.
      Standby letters of credit written are conditional commitments issued by the bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. In the event the customer does not perform in accordance with the terms of the agreement with the third party, the Bank would be required to fund the commitment. The maximum potential amount of future payments the Bank could be required to make is represented by the contractual amount shown in the summary above. If the commitment is funded, the Bank would be entitled to seek recovery from the customer. At December 31, 2005 and 2004, no amounts have been recorded as liabilities for the Bank’s potential obligations under these guarantees.
      The Company and the Bank do not engage in the use of interest rate swaps, futures, forwards, or option contracts.

CENTRUE FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 17.	Fair Value of Financial Instruments
      The following table reflects a comparison of carrying amounts and the fair values of the financial instruments:

	December 31,

	2005		2004

	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value

	(In thousands)
Assets:
Cash and cash equivalents	$18,258	$18,258	$13,286	$13,286
Certificates of deposit	50	50	149	149
Investment securities	125,190	125,190	124,763	124,763
Loans, gross	432,954	427,330	424,438	428,198
Loans held for sale	8,373	8,373	416	416
Nonmarketable equity securities	5,059	5,059	4,211	4,211
Accrued interest receivable	3,248	3,248	2,570	2,570
Liabilities:
Deposits	$507,916	$508,465	$495,777	$497,657
Short-term borrowings	27,014	27,014	14,188	14,188
Long-term borrowings	58,723	58,522	55,473	55,725
Accrued interest payable	2,035	2,035	568	568
      The fair values utilized in the table were derived using the information described below for the group of instruments listed. It should be noted that the fair values disclosed in this table do not represent market values of all assets and liabilities of the Company and, thus, should not be interpreted to represent a market or liquidation value for the Company.
      The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments:
      Cash and cash equivalents and certificates of deposit: The carrying amounts reported in the balance sheet for cash and short-term instruments approximate those assets’ fair values.
      Investment securities: Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying amounts of accrued interest approximate their fair values.
      Nonmarketable equity securities: Those securities are carried at cost, as fair values are not readily determinable.
      Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for fixed-rate loans are estimated using discounted cash flow analyses using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying amounts of accrued interest approximate their fair value.
      Loans held for sale: Fair values are based on quoted market price.
      Off-balance-sheet instruments: Fair values for the Bank’s off-balance-sheet instruments (guarantees and loan commitments) are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing. The fair value for such commitments is nominal.

CENTRUE FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Deposits: The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the balance sheet date. The carrying amounts for variable-rate, fixed-term money market accounts approximate their fair values at the balance sheet date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits. The carrying amounts of advance payments by borrowers for taxes and insurance approximate their fair value.
      Short-term borrowings: The carrying amounts of federal funds purchased, securities sold under repurchase agreements, and other short-term borrowings maturing within ninety days approximate their fair values.
      Long-term borrowings: Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of existing debt. The Trust Preferred Debentures are privately held; therefore the carrying amount approximates fair value.
      Accrued interest payable: The carrying amounts of accrued interest payable approximate their fair value.

Note 18.	Sale of Branch
      On February 14, 2003, the Company sold its Hoopeston bank branch at a premium resulting in a gain of $478,000. The branch had approximately $6.4 million in loans and $19.4 million in deposits.

Note 19.	Condensed Parent Company Only Financial Statements

	December 31,

	2005	2004

	(In thousands)
Statements of financial condition
Assets:
Cash and cash equivalents	$1,514	$370
Certificate of deposit	50	50
Investment securities available-for-sale	4,787	6,450
Equity in net assets of Centrue Bank	58,463	59,916
Investment in Capital Trusts	620	620
Other assets	1,118	1,233

	$66,552	$68,639

Liabilities and stockholders’ equity:
Long-term borrowings	$21,157	$23,443
Other liabilities	2,292	1,890
Common stock	42	42
Additional paid-in capital	30,460	29,222
Retained income	47,403	43,319
Accumulated other comprehensive income (loss)	(1,657)	27
Treasury stock	(33,145)	(29,304)

	$66,552	$68,639

CENTRUE FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Years Ended December 31,

	2005	2004	2003

	(In thousands)
Statements of income
Operating income:
Equity in net income of subsidiary	$5,791	$5,867	$2,309
Interest income	249	198	41
Net gain (loss) on sale of securities	(15)	(5)	8

Operating income	6,025	6,060	2,358

Operating expense:
Interest expense	1,480	1,057	611
Other expenses	1,411	1,095	1,495

Operating expense	2,891	2,152	2,106
Income before income tax benefit	3,134	3,908	252

Income tax benefit	950	718	783

Net income	$4,084	$4,626	$1,035

CENTRUE FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Years Ended December 31,

	2005	2004	2003

	(In thousands)
Statements of cash flows
Operating activities:
Net income	$4,084	$4,626	$1,035
Adjustments to reconcile net income to net cash provided by operating activities:
(Gain) loss on sale of securities	15	5	(8)
Distributions in excess of (less than) net income of subsidiary	4,566	(3,271)	(415)
Compensation expense for restricted stock	209	225	—
Stock option expense	348	356	512
Other	527	270	(956)

Net cash provided by operating activities	9,749	2,211	168

Investing activities:
Available-for-sale investment securities:
Proceeds from sale of securities	1,984	1,996	96
Purchases	(315)	(8,996)	(14)
Maturities of securities	—	1,000	—
Acquisitions	(3,171)	—	20

Net cash provided by (used in) investing activities	(1,502)	(6,000)	102

Financing activities:
Purchase of treasury stock	(4,817)	(6,514)	(9,308)
Dividends paid	—	(195)	(649)
Proceeds from issuance of junior subordinated debentures	—	10,000	—
Proceeds from borrowings	—	2,603	933
Payments on borrowings	(2,286)	(2,000)	(100)
Proceeds from exercise of stock options	—	189	202

Net cash provided by (used in) financing activities	(7,103)	4,083	(8,922)

Increase (decrease) in cash and cash equivalents	1,144	294	(8,652)
Cash and cash equivalents:
Beginning of period	370	76	8,728

End of period	$1,514	$370	$76

CENTRUE FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 20. Quarterly Results of Operations (Unaudited)

	Year Ended December 31, 2005

	Three Months Ended

	December 31	September 30	June 30	March 31

	(In thousands, except per share data)
Interest income	$8,430	$8,270	$7,987	$7,409
Interest expense	3,716	3,533	3,090	2,724

Net interest income	4,714	4,737	4,897	4,685
Provision for loan losses	75	75	251	250

Net interest income after provision for loan losses	4,639	4,662	4,646	4,435
Other income	1,935	2,018	1,707	1,565
Other expense	5,217	5,039	5,457	4,324

Income before income taxes	1,357	1,641	896	1,676
Income taxes	342	480	176	488

Net income	$1,015	$1,161	$720	$1,188

Basic earnings per share	$0.45	$0.49	$0.30	$0.50

Diluted earnings per share	$0.44	$0.49	$0.30	$0.50

	Year Ended December 31, 2004

	Three Months Ended

	December 31	September 30	June 30	March 31

	(In thousands, except per share data)
Interest income	$7,402	$7,358	$7,273	$7,365
Interest expense	2,653	2,602	2,603	2,792

Net interest income	4,749	4,756	4,670	4,573
Provision for loan losses	300	300	300	300

Net interest income after provision for loan losses	4,449	4,456	4,370	4,273
Other income	1,666	1,589	1,503	1,249
Other expense	3,984	4,374	4,375	4,373

Income before income taxes	2,131	1,671	1,498	1,149
Income taxes	502	477	501	343

Net income	$1,629	$1,194	$997	$806

Basic earnings per share	$0.67	$0.49	$0.39	$0.31

Diluted earnings per share	$0.67	$0.48	$0.39	$0.31

AGREEMENT AND PLAN OF MERGER
      THIS AGREEMENT AND PLAN OF MERGER (together with all exhibits and schedules, this “Agreement”) is entered into as of June 30, 2006, between UNIONBANCORP, INC., a Delaware corporation (“Union”), and CENTRUE FINANCIAL CORPORATION, a Delaware corporation (“Centrue”).
RECITALS
      A. The parties to this Agreement desire to effect a reorganization through the merger (the “Merger”) of Centrue with and into Union, with Union being the surviving corporation (the “Surviving Corporation”).
      B. Pursuant to the terms of this Agreement, each outstanding share of the common stock of Centrue, $0.01 par value per share (“Centrue Common Stock”), shall be converted at the effective time of the Merger into the right to receive shares of common stock of Union, $1.00 par value per share (“Union Common Stock”), as provided in this Agreement.
      C. The parties desire to make certain representations, warranties and agreements in connection with the Merger and also agree to certain prescribed conditions to the Merger.
AGREEMENTS
      In consideration of the foregoing premises and the following mutual promises, covenants and agreements, the parties hereby agree as follows:
ARTICLE 1
DEFINITIONS
      Section 1.1     Definitions. In addition to those terms defined throughout this Agreement, the following terms, when used herein, shall have the following meanings.
      (a) “Acquisition Transaction” means with respect to Centrue or Union, any of the following: (i) a merger or consolidation, or any similar transaction (other than the Merger) of any company with either Centrue or Union, respectively, or any significant subsidiary, as defined in Rule 1.2 of Regulation S-X of the SEC (a “Significant Subsidiary”), of Centrue or Union; (ii) a purchase, lease or other acquisition of all or substantially all the assets of either Centrue or Union or any Significant Subsidiary of such Person; (iii) a purchase or other acquisition of “beneficial ownership” by any “person” or “group” (as such terms are defined in Section 13(d)(3) of the Exchange Act) (including by way of merger, consolidation, share exchange or otherwise) that would cause such person or group to become the beneficial owner of securities representing 10% or more of the voting power of either Centrue or Union or any Significant Subsidiary of either; (iv) a tender or exchange offer to acquire securities representing 10% or more of the voting power of Centrue or Union; (v) a public proxy or consent solicitation made to stockholders of Centrue or Union seeking proxies in opposition to any proposal relating to any aspect of the Contemplated Transactions that has been recommended by the board of directors of Centrue or Union; (vi) the filing of an application or notice with any Regulatory Authority (which application has been accepted for processing) seeking approval to engage in one or more of the transactions referenced in clauses (i) through (iv) above; or (vii) the making of a bona fide proposal to Centrue or Union or their respective stockholders, by public announcement or written communication, that is or becomes the subject of public disclosure, to engage in one or more of the transactions referenced in clauses (i) through (v) above.
      (b) “Affiliate” means with respect to:

(i) a particular individual: (A) each other member of such individual’s Family; (B) any Person that is directly or indirectly controlled by such individual or one or more members of such individual’s Family; (C) any Person in which such individual or members of such individual’s Family hold (individually or in the aggregate) a Material Interest; and (D) any Person with respect to which such individual or one or more members of such individual’s Family serves as a director, officer, partner, executor or trustee (or in a similar capacity); and

(ii) a specified Person other than an individual: (A) any Person that directly or indirectly controls, is directly or indirectly controlled by, or is directly or indirectly under common control with such specified Person; (B) any Person that holds a Material Interest in such specified Person; (C) each Person that serves as a director, officer, partner, executor or trustee of such specified Person (or in a similar capacity); (D) any Person in which such specified Person holds a Material Interest; (E) any Person with respect to which such specified Person serves as a general partner or a trustee (or in a similar capacity); and (F) any Affiliate of any individual described in clause (B) or (C) of this subsection (ii).

      (c) “Bank Merger” means the merger of Centrue Bank with and into and under the charter of UnionBank.
      (d) “Best Efforts” means the efforts that a prudent Person desirous of achieving a result would use in similar circumstances to ensure that such result is achieved as expeditiously as possible, provided, however, that an obligation to use Best Efforts under this Agreement does not require the Person subject to that obligation to take actions that would result in a materially adverse change in the benefits to such Person of this Agreement and the Contemplated Transactions.
      (e) “Business Day” means any day on which the trading of stock occurs on the Nasdaq National Market.
      (f) “Call Reports” means the quarterly reports of income and condition required to be filed with the Federal Deposit Insurance Corporation.
      (g) “Centrue Bank” means Centrue Bank, an Illinois chartered commercial bank with its main office located in Kankakee, Illinois, and a wholly-owned subsidiary of Centrue.
      (h) “Centrue Deferred Compensation Plan” means the Kankakee Bancorp, Inc. Non-Employee Directors’ Deferred Compensation Plan, effective as of January 1, 2003.
      (i) “Centrue Restricted Stock” means each of the 12,400 shares of restricted Centrue Common Stock granted to a Person by Centrue under the Centrue Stock Incentive Plan prior to the date of this Agreement that is outstanding on the date hereof.
      (j) “Centrue Rights Agreement” means the Rights Agreement dated as of May 11, 1999, between Centrue and LaSalle Bank National Association, as Rights Agent.
      (k) “Centrue SEC Reports” means the annual, quarterly and other reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) filed by Centrue with the SEC.
      (l) “Centrue Stock Incentive Plan” means the Centrue Financial Corporation 2003 Stock Incentive Plan.
      (m) “Centrue Stock Option” means each of the 204,800 stock options granted to a Person by Centrue, under the Centrue Stock Incentive Plan or otherwise, prior to the date of this Agreement that is outstanding on the date hereof.
      (n) “Centrue Subsidiary” means any Subsidiary of Centrue.
      (o) “Code” means the Internal Revenue Code of 1986, as amended.
      (p) “Contemplated Transactions” means all of the transactions contemplated by this Agreement, including: (i) the Merger; (ii) the Bank Merger; (iii) the performance by Union and Centrue of their respective covenants and obligations under this Agreement; and (iv) Union’s issuance of shares of Union Common Stock pursuant to the Registration Statement in exchange for shares of Centrue Common Stock.
      (q) “Contract” means any agreement, contract, obligation, promise or understanding (whether written or oral and whether express or implied) that is legally binding: (i) under which a Person has or has the right to acquire any rights; (ii) under which such Person has or has the right to become subject to any obligation or liability; or (iii) by which such Person or any of the assets owned or used by such Person is or has the right to become bound.
      (r) “CRA” means the Community Reinvestment Act, as amended.
      (s) “Department” means the Illinois Department of Financial and Professional Regulation.
      (t) “DGCL” means the Delaware General Corporation Law, as amended.
      (u) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
      (v) “Exchange Act” means the Securities Exchange Act of 1934, as amended.
      (w) “Family” means with respect to an individual: (i) the individual; (ii) the individual’s spouse and any former spouse; (iii) any other natural person who is related to the individual or the individual’s spouse within the second degree; and (iv) any other individual who resides with such individual.
      (x) “FDIC” means the Federal Deposit Insurance Corporation.
      (y) “Federal Reserve” means the Board of Governors of the Federal Reserve System.
      (z) “GAAP” means generally accepted accounting principles in the United States, consistently applied.
      (aa) “Knowledge” with respect to:

(i) an individual means that such person will be deemed to have “Knowledge” of a particular fact or other matter if: (A) such individual is actually aware of such fact or other matter; or (B) a prudent individual could be expected to discover or otherwise become aware of such fact or other matter in the course of conducting a reasonably comprehensive investigation concerning the existence of such fact or other matter; and

(ii) a Person (other than an individual) means that such Person will be deemed to have “Knowledge” of a particular fact or other matter if any individual who is serving as a director, officer, manager, partner, executor or trustee of such Person (or in any similar capacity) has Knowledge of such fact or other matter.
      (bb) “Legal Requirement” means any federal, state, local, municipal, foreign, international, multinational or other Order, constitution, law, ordinance, regulation, rule, policy statement, directive, statute or treaty.
      (cc) “Material Adverse Effect” with respect to a Person (other than an individual) means, a material adverse effect (whether or not required to be accrued or disclosed under Statement of Financial Accounting Standards No. 5): (i) on the condition (financial or otherwise), properties, assets, liabilities, businesses or results of operations of such Person; or (ii) on the ability of such Person to perform its obligations under this Agreement on a timely basis; but not including (x) any such effect resulting from or attributable to any action or omission by such Person or any Subsidiary of such Person taken with the prior written consent of the other party hereto or in contemplation of the Contemplated Transactions or (y) the effect of any change in any Legal Requirement, any general economic event or any change in interest rates affecting financial institutions generally.
      (dd) “Material Interest” means the direct or indirect beneficial ownership (as currently defined in Rule 13d-3 under the Exchange Act) of voting securities or other voting interests representing at least 10% of the outstanding voting power of a Person or equity securities or other equity interests representing at least 10% of the outstanding equity securities or equity interests in a Person.
      (ee) “Order” means any award, decision, injunction, judgment, order, ruling, extraordinary supervisory letter, policy statement, memorandum of understanding, resolution, agreement, directive, subpoena or verdict entered, issued, made, rendered or required by any court, administrative or other governmental agency, including any Regulatory Authority, or by any arbitrator.

      (ff) “Ordinary Course of Business” means any action taken by a Person only if such action:

(i) is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of such Person;

(ii) is not required to be authorized by the board of directors of such Person (or by any Person or group of Persons exercising similar authority), other than loan approvals for customers of a financial institution; and

(iii) is similar in nature and magnitude to actions customarily taken, without any authorization by the board of directors (or by any Person or group of Persons exercising similar authority), other than loan approvals for customers of a financial institution, in the ordinary course of the normal day-to-day operations of other Persons that are in the same line of business as such Person.
      (gg) “Person” means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union or other entity or Regulatory Authority.
      (hh) “Proceeding” means any action, arbitration, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, investigative or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any judicial or governmental authority, including a Regulatory Authority, or arbitrator.
      (ii) “Regulatory Authority” means any federal, state or local governmental body, agency, court or authority that, under applicable Legal Requirements: (i) has supervisory, judicial, administrative, police, enforcement, taxing or other power or authority over Centrue, Union, or any of their respective Subsidiaries; (ii) is required to approve, or give its consent to the Contemplated Transactions; or (iii) with which a filing must be made in connection therewith, including, in any case, the Federal Reserve, the FDIC and the Department.
      (jj) “Representative” means with respect to a particular Person, any director, officer, manager, employee, agent, consultant, advisor or other representative of such Person, including legal counsel, accountants and financial advisors.
      (kk) “SEC” means the Securities and Exchange Commission.
      (ll) “Securities Act” means the Securities Act of 1933, as amended.
      (mm) “Subsidiary” means with respect to any Person (the “Owner”), any corporation or other Person of which securities or other interests having the power to elect a majority of that corporation’s or other Person’s board of directors or similar governing body, or otherwise having the power to direct the business and policies of that corporation or other Person (other than securities or other interests having such power only upon the happening of a contingency that has not occurred) are held by the Owner or one or more of its Subsidiaries.
      (nn) “Tax” means any tax (including any income tax, capital gains tax, value-added tax, sales tax, property tax, gift tax or estate tax), levy, assessment, tariff, duty (including any customs duty), deficiency or other fee, and any related charge or amount (including any fine, penalty, interest or addition to tax), imposed, assessed or collected by or under the authority of any Regulatory Authority or payable pursuant to any tax-sharing agreement or any other Contract relating to the sharing or payment of any such tax, levy, assessment, tariff, duty, deficiency or fee.
      (oo) “Tax Return” means any return (including any information return), report, statement, schedule, notice, form or other document or information filed with or submitted to, or required to be filed with or submitted to, any Regulatory Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any Legal Requirement relating to any Tax.

      (pp) “Threatened” means a claim, Proceeding, dispute, action or other matter for which any demand or statement has been made (orally or in writing) or any notice has been given (orally or in writing), or if any other event has occurred or any other circumstances exist, that would lead a prudent Person with knowledge of such event or circumstances to conclude that such a claim, Proceeding, dispute, action or other matter is likely to be asserted, commenced, taken or otherwise pursued in the future.
      (qq) “UnionBank” means UnionBank, an Illinois chartered commercial bank with its main office located in Streator, Illinois, and a wholly-owned subsidiary of Union.
      (rr) “Union Rights Agreement” means the Rights Agreement dated as of August 5, 1996, between Union and Harris Trust and Savings Bank, as Rights Agent.
      (ss) “Union SEC Reports” means the annual, quarterly and other reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) filed by Union with the SEC.
      (tt) “Union Stock Option” means each of the 288,175 stock options granted to a Person by Union, under the Union Stock Option Plans or otherwise, prior to the date of this Agreement that is outstanding on the date hereof.
      (uu) “Union Stock Option Plans” means the UnionBancorp, Inc. 1993 Stock Option Plan, the UnionBancorp 1999 Non-Qualified Stock Option Plan and the UnionBancorp, Inc. 2003 Stock Option Plan.
      (vv) “Union Subsidiary” means any Subsidiary of Union.
      Section 1.2     Principles of Construction.
      (a) In this Agreement, unless otherwise stated or the context otherwise requires, the following uses apply: (i) actions permitted under this Agreement may be taken at any time and from time to time in the actor’s sole discretion; (ii) references to a statute shall refer to the statute and any successor statute, and to all regulations promulgated under or implementing the statute or its successor, as in effect at the relevant time; (iii) in computing periods from a specified date to a later specified date, the words “from” and “commencing on” (and the like) mean “from and including,” and the words “to,” “until” and “ending on” (and the like) mean “to, but excluding”; (iv) references to a governmental or quasi-governmental agency, authority or instrumentality shall also refer to a regulatory body that succeeds to the functions of the agency, authority or instrumentality; (v) indications of time of day mean Ottawa, Illinois time; (vi) “including” means “including, but not limited to”; (vii) all references to sections, schedules and exhibits are to sections, schedules and exhibits in or to this Agreement unless otherwise specified; (viii) all words used in this Agreement will be construed to be of such gender or number as the circumstances and context require; (ix) the captions and headings of articles, sections, schedules and exhibits appearing in or attached to this Agreement have been inserted solely for convenience of reference and shall not be considered a part of this Agreement nor shall any of them affect the meaning or interpretation of this Agreement or any of its provisions; and (x) any reference to a document or set of documents in this Agreement, and the rights and obligations of the parties under any such documents, shall mean such document or documents as amended from time to time, and any and all modifications, extensions, renewals, substitutions or replacements thereof.
      (b) The schedules of each of Centrue and Union referred to in this Agreement (the “Centrue Schedules” and the “Union Schedules,” respectively, and collectively the “Schedules”) shall consist of the agreements and other documentation described and referred to in this Agreement with respect to such party, which Schedules were delivered by each of Centrue and Union to the other before the date of this Agreement. Any item or matter disclosed on any Schedule shall be deemed to be disclosed for all purposes on all other Schedules, to the extent that it should have been disclosed on such other Schedule, to the extent that sufficient details are set forth so that the purpose for which disclosure is made is reasonably clear. In the event of any inconsistency between the statements in the body of this Agreement and those in the Schedules (other than an exception expressly set forth as such in the Schedules), the statements in the body of this Agreement will control.
      (c) All accounting terms not specifically defined herein shall be construed in accordance with GAAP.

      (d) With regard to each and every term and condition of this Agreement and any and all agreements and instruments subject to the terms hereof, the parties hereto understand and agree that the same have or has been mutually negotiated, prepared and drafted, and that if at any time the parties hereto desire or are required to interpret or construe any such term or condition or any agreement or instrument subject hereto, no consideration shall be given to the issue of which party hereto actually prepared, drafted or requested any term or condition of this Agreement or any agreement or instrument subject hereto.
ARTICLE 2
THE MERGER
      Section 2.1     The Merger. Provided that this Agreement shall not prior thereto have been terminated in accordance with its express terms, upon the terms and subject to the conditions of this Agreement and in accordance with the applicable provisions of the DGCL, at the Effective Time (as defined below), Centrue shall be merged with and into Union pursuant to the provisions of, and with the effects provided in, the DGCL, the separate corporate existence of Centrue shall cease and Union will be the Surviving Corporation. As a result of the Merger, each share of Centrue Common Stock issued and outstanding immediately prior to the Effective Time will be converted into the right to receive shares of Union Common Stock as provided in Section 3.2.
      Section 2.2     Effective Time; Closing.
      (a) Provided that this Agreement shall not prior thereto have been terminated in accordance with its express terms, the closing of the Merger (the “Closing”) shall occur through the mail or at a place that is mutually acceptable to Union and Centrue, at 10:00 a.m. on the date that is ten Business Days after the latest to occur of the receipt of all required approvals or consents of the Regulatory Authorities for the Contemplated Transactions, the expiration of all statutory waiting periods relating to such regulatory approvals and the receipt of the approvals of the stockholders of Union and Centrue, or at such other time and place as Centrue and Union may agree in writing (the “Closing Date”). Subject to the provisions of Article 11, failure to consummate the Merger on the date and time and at the place determined pursuant to this Section will not result in the termination of this Agreement and will not relieve any party of any obligation under this Agreement.
      (b) The parties hereto agree to file on the Closing Date an appropriate certificate of merger, as contemplated by Section 252 of the DGCL, with the Secretary of State of the State of Delaware. The Merger shall be effective upon the close of business on the day the certificate of merger has been duly filed with and accepted by the Secretary of State of the State of Delaware (the “Effective Time”).
      Section 2.3     Effects of Merger. At the Effective Time, the effect of the Merger shall be as provided in Sections 251, 252, 259, 260 and 261 of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all the property, rights, privileges, powers and franchises of Union and Centrue shall be vested in the Surviving Corporation, and all debts, liabilities and duties of Union and Centrue shall become the debts, liabilities and duties of the Surviving Corporation.
      Section 2.4     Name. The name of the Surviving Corporation shall be “Centrue Financial Corporation.”
      Section 2.5     Amended and Restated Certificate of Incorporation. Union and Centrue agree to cause to be filed on the Closing Date with the Secretary of State of the State of Delaware an amendment and restatement of the certificate of incorporation of Union, as amended to date, substantially in the form attached as Exhibit A, and such amended and restated certificate of incorporation shall from and after the Effective Time represent the certificate of incorporation of the Surviving Corporation until further amended as provided by law.
      Section 2.6     Bylaws. The bylaws of Union, in the form attached as Exhibit B, shall from and after the Effective Time be the bylaws of the Surviving Corporation until further amended as provided by law.

      Section 2.7     Directors and Officers. From and after the Effective Time, the directors and executive officers of the Surviving Corporation shall be as set forth in Exhibit C, with three (3) members in each of Class I and Class II, and four (4) members of Class III, of the Surviving Corporation’s board of directors. From and after the Effective Time, the chairmen of each of the committees of the board of directors of the Surviving Corporation shall be as set forth in Exhibit C, and each of the committees of the board of the directors of the Surviving Corporation shall include two persons designated by Centrue and two persons designated by Union, each of whom shall be reasonably acceptable to the other. Such directors and executive officers shall serve until their successors shall have been elected or appointed and shall have qualified in accordance with the DGCL and the certificate of incorporation and bylaws of the Surviving Corporation.
      Section 2.8     Union’s Deliveries at Closing. At the Closing, Union shall deliver or cause to be delivered the following items to or on behalf of Union:

(a) evidence of the delivery by Union or its agents to the Exchange Agent (as defined below) of: (i) certificates representing the number of shares of Union Common Stock to be issued in exchange for the shares of Centrue Common Stock pursuant to the terms of this Agreement; and (ii) an aggregate amount of cash equal to the total fractional shares of Union Common Stock that former holders of Centrue Common Stock would be entitled to receive;

(b) a good standing certificate for Union issued by the Secretary of State of each of the States of Delaware and Illinois, and dated in each case not more than ten Business Days prior to the Closing Date;

(c) a copy of the certificate of incorporation of Union certified not more than ten Business Days prior to the Closing Date by the Secretary of State of the State of Delaware;

(d) a certificate of the Secretary or any Assistant Secretary of Union dated the Closing Date certifying a copy of the bylaws of Union;

(e) copies of resolutions of the board of directors and stockholders of Union authorizing and approving this Agreement and the consummation of the Contemplated Transactions certified as of the Closing Date by the Secretary or any Assistant Secretary of Union;

(f) a good standing certificate for UnionBank issued by the Department and dated not more than ten Business Days prior to the Closing Date;

(g) a copy of the charter of UnionBank certified by the Department and dated not more than ten Business Days prior to the Closing Date;

(h) a certificate of the Secretary of UnionBank dated the Closing Date certifying a copy of the bylaws of UnionBank and stating that there have been no further amendments to the charter of UnionBank delivered pursuant to the immediately preceding paragraph of this Section;

(i) a certificate executed by Union dated the Closing Date stating that: (i) all of the representations and warranties of Union set forth in this Agreement, when read without regard to any qualification as to materiality or Material Adverse Effect contained therein, are true and correct with the same force and effect as if all of such representations and warranties were made at the Closing Date (provided, however, that to the extent such representations and warranties expressly relate to an earlier date, such representations and warranties shall be true and correct on and as of such earlier date), except for any untrue or incorrect representations or warranties that individually or in the aggregate do not have a Material Adverse Effect on Union on a consolidated basis or on Centrue’s or its stockholders’ rights or interests under this Agreement; and (ii) all of the covenants and obligations to be performed or complied with by Union under the terms of this Agreement on or prior to the Closing Date, when read without regard to any qualification as to materiality or Material Adverse Effect contained therein, have been performed or complied with by Union, except where any non-performance or noncompliance would not have a Material Adverse Effect on Union on a consolidated basis or on Centrue’s or its stockholders’ rights or interests under this Agreement; and

(j) a copy of the tax opinion described in Section 10.10.

      All of such items shall be reasonably satisfactory in form and substance to Centrue and its counsel.
      Section 2.9     Centrue’s Deliveries at Closing. At the Closing, Centrue shall deliver the following items to Union:

(a) a good standing certificate for Centrue issued by the Secretary of State of each of the States of Delaware and Illinois, and dated in each case not more than ten Business Days prior to the Closing Date;

(b) a copy of the certificate of incorporation of Centrue certified not more than ten Business Days prior to the Closing Date by the Secretary of State of the State of Delaware;

(c) a certificate of the Secretary or any Assistant Secretary of Centrue dated the Closing Date certifying a copy of the bylaws of Centrue;

(d) copies of resolutions of the board of directors and stockholders of Centrue authorizing and approving this Agreement and the consummation of the Contemplated Transactions certified as of the Closing Date by the Secretary or any Assistant Secretary of Centrue;

(e) a good standing certificate for Centrue Bank issued by the Department and dated not more than ten Business Days prior to the Closing Date;

(f) a copy of the charter of Centrue Bank certified by the Department and dated not more than ten Business Days prior to the Closing Date;

(g) a certificate of the Secretary of Centrue Bank dated the Closing Date certifying a copy of the bylaws of Centrue Bank and stating that there have been no further amendments to the charter of Centrue Bank delivered pursuant to the immediately preceding paragraph of this Section;

(h) a certificate executed by Centrue dated the Closing Date stating that: (i) all of the representations and warranties of Centrue set forth in this Agreement, when read without regard to any qualification as to materiality or material Adverse Effect contained therein, are true and correct with the same force and effect as if all of such representations and warranties were made at the Closing Date (provided, however, that to the extent such representations and warranties expressly relate to an earlier date, such representations and warranties shall be true and correct on and as of such earlier date), except for any untrue or incorrect representations or warranties that individually or in the aggregate do not have a Material Adverse Effect on Centrue on a consolidated basis or on Union’s or its stockholders’ rights or interests under this Agreement; and (ii) all of the covenants and obligations to be performed or complied with by Centrue under the terms of this Agreement on or prior to the Closing Date, when read without regard to any qualification as to materiality or Material Adverse Effect contained therein, have been performed or complied with by Centrue, except where any non-performance or noncompliance would not have a Material Adverse Effect on Centrue on a consolidated basis or on Union’s or its stockholders’ rights or interests under this Agreement; and

(i) a list of all holders of Centrue Common Stock as of the Closing Date and a list of all Persons as of the Closing Date who, to the Knowledge of Centrue, have the right at any time to acquire shares of Centrue Common Stock, certified in each case by the Secretary or any Assistant Secretary of Centrue;

(j) a copy of the tax opinion described in Section 10.10; and

(k) such other documents as Union may reasonably request.
      All of such items shall be reasonably satisfactory in form and substance to Union and its counsel.
      Section 2.10     Bank Merger. The parties understand that it is the present intention of Union at or after the Effective Time to effect the Bank Merger. Union and Centrue agree to cooperate and to take such steps as may be necessary to obtain all requisite regulatory, corporate and other approvals to effect the Bank Merger, subject to the consummation of, and to be effective concurrently with, the Merger or as soon as practicable thereafter. The resulting bank shall be Union, provided, however, that the name of the Resulting Bank will be “Centrue Bank.” In furtherance of such agreement, each of Centrue and Union agrees:

(a) respectively, to cause the board of directors of each of Centrue Bank and UnionBank to approve the Bank Merger and to submit the same to its respective sole stockholder for approval;

(b) respectively, to vote the shares of stock of Centrue Bank and UnionBank owned by them in favor of the Bank Merger; and

(c) to take, or cause to be taken, all steps necessary to consummate the Bank Merger at the Effective Time or as soon thereafter as is reasonably practicable.
      The Bank Merger shall be accomplished pursuant to a merger agreement containing such terms and conditions as are ordinary and customary for affiliated bank merger transactions of such type. Notwithstanding anything contained herein to the contrary: (x) the Bank Merger will be effective no earlier than the Effective Time; and (y) none of Union’s or Centrue’s actions in connection with the Bank Merger will unreasonably interfere with any of the operations of Centrue, Centrue Bank, Union or UnionBank prior to the Effective Time.
      Section 2.11     Absence of Control. Subject to any specific provisions of this Agreement, it is the intent of the parties to this Agreement that neither Union nor Centrue by reason of this Agreement shall be deemed (until consummation of the Contemplated Transactions) to control, directly or indirectly, the other party or any of its respective Subsidiaries and shall not exercise, or be deemed to exercise, directly or indirectly, a controlling influence over the management or policies of such other party or any of its respective Subsidiaries.
ARTICLE 3
CONVERSION OF SECURITIES IN THE MERGER
      Section 3.1     Manner of Merger.
      (a) By virtue of the Merger and without any action on the part of Union, each share of Union Common Stock issued and outstanding immediately prior to the Effective Time shall be unaffected by the Merger and shall thereafter represent one share of stock of the Surviving Corporation. By virtue of the Merger and without any action on the part of Union, each share of Series A Convertible Preferred Stock, no par value (the “Series A Stock”), and each share of Series B Preferred Stock, no par value (the “Series B Stock”), of Union issued and outstanding immediately prior to the Effective Time shall be unaffected by the Merger and shall thereafter represent one share of Series A Stock or Series B Stock, respectively, of the Surviving Corporation.
      (b) Subject to the provisions of this Article, by virtue of the Merger and without any action on the part of Union or Centrue, or the holder of any Centrue Common Stock, each share of Centrue Common Stock issued and outstanding immediately prior to the Effective Time, including each share of Centrue Common Stock that is to be paid out at the Effective Time under the Centrue Deferred Compensation Plan, shall become and automatically be converted into 1.2 shares of Union Common Stock (the “Exchange Ratio”), and shall thereafter represent the right to receive and be exchangeable for such number of shares, rounded to the nearest thousandth of a share of Union Common Stock (the “Exchange Shares”); provided, however, that all shares of Centrue Common Stock held by Centrue as treasury stock shall not be converted into shares of Union Common Stock, but instead shall be canceled as a result of the Merger.
      (c) After the Effective Time, no holder of Centrue Common Stock that is issued and outstanding immediately prior to the Effective Time will have any rights in respect of such Centrue Common Stock except to receive shares of Union Common Stock for the shares of Centrue Common Stock converted as provided in this Section, plus an amount in cash, as provided below, for any fractional share of Union Common Stock that such holder would have been entitled to receive.
      (d) If, subject to Section 7.15, Union declares a stock dividend, stock split or other general distribution of Union Common Stock to holders of Union Common Stock and the ex-dividend or ex-distribution date for such stock dividend, stock split or distribution occurs at any time after the date of this Agreement and prior to the Closing, then the Exchange Ratio shall be adjusted by multiplying it by a fraction: (i) the numerator of which shall be the total number of shares of Union Common Stock outstanding immediately after such dividend, split or distribution; and (ii) the denominator of which shall be the total number of shares of Union Common Stock outstanding immediately prior to such dividend, split, or distribution. Notwithstanding the foregoing, and subject to Section 7.15, no adjustment shall be made to the Exchange Ratio: (A) in the event of the issuance of additional shares of Union Common Stock pursuant to the grant or sale of shares to, or for the account of, employees of Union pursuant to the Union Stock Option Plans, or Union’s qualified and non-qualified retirement and dividend reinvestment plans; or (B) in the event of the issuance of additional shares of Union Common Stock or other securities pursuant to a public offering, private placement or an acquisition of one or more banks, corporations or business assets for consideration which the board of directors, or a duly authorized committee of the board of directors, of Union in its reasonable business judgment determines to be fair and reasonable.
      (e) If, subject to Section 6.12, Centrue declares a stock dividend, stock split or other general distribution of Centrue Common Stock to holders of Centrue Common Stock and the ex-dividend or ex-distribution date for such stock dividend, stock split or distribution occurs at any time after the date of this Agreement and prior to the Closing, then the Exchange Ratio shall be adjusted by multiplying it by a fraction: (i) the numerator of which shall be the total number of shares of Centrue Common Stock outstanding immediately prior to such dividend, split or distribution; and (ii) the denominator of which shall be the total number of shares of Centrue Common Stock outstanding immediately after such dividend, split, or distribution. Notwithstanding the foregoing, and subject to Section 6.12, no adjustment shall be made to the Exchange Ratio: (A) in the event of the issuance of additional shares of Centrue Common Stock pursuant to the grant or sale of shares to, or for the account of, employees of Centrue pursuant to the Centrue Stock Incentive Plan, or Centrue’s qualified and non-qualified retirement and dividend reinvestment plans; or (B) in the event of the issuance of additional shares of Centrue Common Stock or other securities pursuant to a public offering, private placement or an acquisition of one or more banks, corporations or business assets for consideration which the board of directors, or a duly authorized committee of the board of directors, of Centrue in its reasonable business judgment determines to be fair and reasonable.
      Section 3.2     Steps of Transaction.
      (a) The parties shall mutually select a Person to serve as exchange agent (the “Exchange Agent”) for the parties to effect the surrender of certificates representing outstanding shares of Centrue Common Stock (the “Certificates”) in exchange for Union Common Stock and/or cash in redemption of fractional shares. The Exchange Agent shall serve under the terms of an exchange agent agreement reasonably acceptable to both parties. No later than five Business Days after the Effective Time, the Exchange Agent shall mail or cause to be mailed to each then current holder of record of a Certificate or Certificates a form of transmittal letter (the “Letter of Transmittal”) providing instructions for the transmittal of the Certificates and shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or a lost certificate affidavit and a bond in a form reasonably acceptable to the Surviving Corporation).
      (b) The Surviving Corporation shall cause the Exchange Agent to deliver promptly to each holder of Centrue Common Stock who submits a properly completed Letter of Transmittal accompanied by the Certificates covered by such Letter of Transmittal: (i) certificates representing the number of whole shares of Union Common Stock into which the shares of Centrue Common Stock previously represented by the Certificates so surrendered were converted; plus (ii) an amount in cash, as provided below, for any fractional share of Union Common Stock that such holder would have been entitled to receive.
      (c) Within sixty days after the Effective Time, the Surviving Corporation shall cause the Exchange Agent to send to each holder of record of Centrue Common Stock immediately prior to the Effective Time who has not previously submitted his or her Certificates, an additional Letter of Transmittal for use in surrendering Certificates to the Exchange Agent and instructions for use in effecting such surrender in exchange for shares of Union Common Stock and cash for any fractional shares.

      (d) No dividends or other distributions declared after the Effective Time with respect to Union Common Stock and payable in respect of shares of Centrue Common Stock held by any former stockholder of record of Centrue shall be paid to a former stockholder of Centrue who holds any unsurrendered Certificate with respect to Centrue Common Stock until the stockholder shall surrender the Certificate. Until so surrendered and exchanged, each outstanding Certificate shall for all purposes, including the exercise of voting rights, but not including the payment of dividends or other distributions, if any, in respect of shares of Centrue Common Stock held by former holders of record of shares of Centrue Common Stock, represent the shares of Union Common Stock into and for which such shares have been so converted; provided, however, that upon surrender of a Certificate, there shall be paid to the record holder or holders of the Certificate, the amount, without interest thereon, of such dividends and other distributions, if any, which previously have become payable with respect to the number of whole shares of Union Common Stock represented by such Certificate.
      (e) No fractional shares of Union Common Stock shall be issued upon the surrender for exchange of Certificates; no dividend or distribution of Union shall relate to any fractional share interest; and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Union. Instead, each holder of shares of Centrue Common Stock having a fractional interest in shares of Union Common Stock arising upon the conversion of such shares of Centrue Common Stock shall, at the time of surrender of the Certificates, be paid by the Surviving Corporation an amount in cash, without interest, determined by multiplying such fractional share of Union Common Stock by the average of the closing sale prices of Union Common Stock for the five trading days immediately following the Closing Date.
      (f) All shares of Union Common Stock, and any required cash payments for fractional shares, into and for which shares of Centrue Common Stock shall have been converted and exchanged pursuant to this Agreement, shall be deemed to have been issued in full satisfaction of all rights pertaining to such converted and exchanged shares of Centrue Common Stock.
      (g) At the Effective Time, Centrue shall deliver to the Exchange Agent a certified copy of a list of its stockholders, after which there shall be no further registration or transfers on the stock transfer books of Centrue of the shares of Centrue Common Stock, all of which were outstanding immediately prior to the Effective Time. If after the Effective Time Certificates representing shares of Centrue Common Stock are presented to the Exchange Agent or Union, they shall be canceled and converted into shares of Union Common Stock as provided in this Agreement.
      (h) If a certificate representing shares of Union Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed, accompanied by all documents required to evidence and effect such transfer and otherwise in proper form for transfer and that the Person requesting such exchange shall pay to Union any transfer or other Taxes required by reason of the issuance of a certificate representing shares of Union Common Stock in any name other than that of the registered holder of the Certificate surrendered, or otherwise required, or shall establish to the satisfaction of Union that such Tax has been paid or is not payable.
      Section 3.3     Tax Free Reorganization. The parties to this Agreement intend for the Merger to qualify as a nontaxable reorganization within the meaning of Section 368(a)(1)(A) and related sections of the Code and agree to cooperate and to take such actions as may be reasonably necessary to ensure such result and no party shall file any Tax Return or take any action or position inconsistent therewith, except as required pursuant to any Legal Requirement.
      Section 3.4     Options; Restricted Stock.
      (a) Prior to the Effective Time, Centrue shall take all action necessary (including causing the board of directors or any committee thereof to take such actions as are allowed by the Centrue Stock Incentive Plan) to provide that each Centrue Stock Option that is outstanding immediately prior to the Effective Time, other than any Centrue Stock Options that are granted as provided in the Daiber Employment Agreement or in Exhibit G, shall vest upon the Effective Time and become free of all restrictions. At and after the Effective Time, each Centrue Stock Option that is outstanding and unexercised immediately prior thereto shall cease to represent a right to acquire shares of Centrue Common Stock and shall be converted automatically into an option to acquire shares of Union Common Stock (the “Centrue Converted Stock Options”) in an amount and at an exercise price determined as provided below and otherwise subject to the terms of the agreements evidencing the grants of such options:

(i) the number of shares of Union Common Stock to be subject to each Centrue Converted Stock Option shall be equal to the product of the number of shares of Centrue Common Stock subject to the original option and the Exchange Ratio, provided that any fractional shares of Union Common Stock shall be rounded up to the next highest whole share; and

(ii) the exercise price per share of Union Common Stock under the Centrue Converted Stock Option shall be equal to the exercise price per share of Centrue Common Stock under the original option divided by the Exchange Ratio, provided that such exercise price shall be rounded to the nearest whole cent;
      (b) The adjustment provided in this Section with respect to any options that are “incentive stock options” (as defined in Section 422 of the Code), shall be and is intended to be effected in a manner which is consistent with Section 424(a) of the Code. The duration and other terms of the Centrue Converted Stock Options shall be the same as the original option except that all references to Centrue shall be deemed to be references to the Surviving Corporation.
      (c) Prior to the Effective Time, Centrue shall take all action necessary (including causing the board of directors or any committee thereof to take such actions as are allowed by the Centrue Stock Incentive Plan) to provide that each share of Centrue Restricted Stock that is outstanding immediately prior to the Effective Time shall vest upon the Effective Time and become free of all restrictions. At the Effective Time, each share of Centrue Restricted Stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive the Exchange Shares as provided in and in accordance with the terms set forth in Section 3.1.
      (d) Prior to the Effective Time, Union shall take all action necessary (including causing the board of directors or any committee thereof to take such actions as are allowed by the Union Stock Option Plans) to provide that each Union Stock Option that is outstanding immediately prior to the Effective Time, other than any Union Stock Options that are granted as provided in the Yeoman Employment Agreement, the Stevenson Employment Agreement or in Exhibit G, shall vest upon the Effective Time and become free of all restrictions. At and after the Effective Time, each Union Stock Option that is outstanding and unexercised immediately prior thereto shall otherwise be unaffected by the Merger and shall thereafter continue to represent a right to acquire shares of Union Common Stock subject to the terms of the agreements evidencing the grants of such options.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF CENTRUE
      Centrue hereby represents and warrants to Union as follows:
      Section 4.1     Centrue Organization. Centrue: (a) is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is also in good standing in each other jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary; (b) is registered with the Federal Reserve as a bank holding company under the federal Bank Holding Company Act of 1956, as amended (the “BHCA”); and (c) has full power and authority, corporate and otherwise, to operate as a bank holding company and to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted. The copies of the certificate of incorporation and bylaws of Centrue and all amendments thereto set forth in the Centrue SEC Reports are complete and correct. Centrue has no Subsidiaries other than Centrue Bank, except as set forth in the Centrue SEC Reports.

      Section 4.2     Centrue Subsidiary Organization. Centrue Bank is an Illinois commercial bank duly organized, validly existing and in good standing under the laws of the State of Illinois. Each other Centrue Subsidiary is duly organized, validly existing and in good standing in its state or jurisdiction of organization. Each Centrue Subsidiary has full power and authority, corporate and otherwise, to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted, and is duly qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary. The copies of the charter (or similar organizational documents) and bylaws of each Centrue Subsidiary and all amendments thereto set forth on Schedule 4.2 are complete and correct.
      Section 4.3     Authorization; Enforceability.
      (a) Centrue has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance of this Agreement by Centrue, and the consummation by it of its obligations under this Agreement, have been authorized by all necessary corporate action, subject to stockholder approval, and this Agreement constitutes a legal, valid and binding obligation of Centrue enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other laws affecting creditors’ right generally and subject to general principles of equity.
      (b) Except for ordinary corporate requirements, no “business combination,” “moratorium,” “control share” or other state anti-takeover statute or regulation or any provisions contained in the certificate of incorporation or bylaws of Centrue or any Centrue Subsidiary: (i) prohibits or restricts Centrue’s ability to perform its obligations under this Agreement, or its ability to consummate the Contemplated Transactions; (ii) would have the effect of invalidating or voiding this Agreement, or any provision hereof; or (iii) would subject Centrue to any material impediment or condition in connection with the exercise of any of its rights under this Agreement. The board of directors of Centrue has unanimously approved the execution of, and performance by Centrue of its obligations under, this Agreement.
      (c) Centrue has taken all action that may be necessary (including amending the Centrue Rights Agreement, a complete and correct copy of which amendment has been delivered to Union) so that: (i) neither the execution and delivery of this Agreement or any agreements delivered in connection with this Agreement, nor any amendments thereto approved by the board of directors of Centrue prior to the termination of this Agreement, nor the consummation of the transactions contemplated hereby or thereby, including the Merger, shall cause: (A) Union to become an Acquiring Person (as defined in the Centrue Rights Agreement); (B) the occurrence of a Distribution Date (as defined in the Centrue Rights Agreement); (C) the occurrence of a Flip-In Event (as defined in the Centrue Rights Agreement); or (D) the occurrence of a Stock Acquisition Date (as defined in the Centrue Rights Agreement); and (ii) the rights issuable under the Centrue Rights Plan shall expire upon the Effective Time.
      Section 4.4     No Conflict. Except as set forth on Schedule 4.4, neither the execution nor delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time): (a) contravene, conflict with or result in a violation of any provision of the certificate of incorporation or charter (or similar organizational documents) or bylaws, each as in effect on the date hereof, or any currently effective resolution adopted by the board of directors or stockholders of, Centrue or any Centrue Subsidiary; (b) contravene, conflict with or result in a violation of, or give any Regulatory Authority or other Person the valid and enforceable right to challenge any of the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Legal Requirement or any Order to which Centrue or any Centrue Subsidiary, or any of their respective assets that are owned or used by them, may be subject, except for any contravention, conflict or violation that is permissible by virtue of obtaining the regulatory approvals necessitated by the Contemplated Transactions, including any such approvals under the Federal Deposit Insurance Act, as amended (the “FDI Act”), the BHCA, the Securities Act, the Exchange Act, the DGCL, the laws of the State of Illinois (the “Illinois Statutes”), including the Illinois Banking Act (the “Illinois Banking Act”), and the listing rules of the Nasdaq National Market (the “Nasdaq Rules”); (c) contravene, conflict with or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify any material Contract to which Centrue or any Centrue Subsidiary is a party or by which any of their respective assets is bound; or (d) result in the creation of any material lien, charge or encumbrance upon or with respect to any of the assets owned or used by Centrue or any Centrue Subsidiary. Except for the approvals referred to in Section 8.1 and the requisite approval of its stockholders, neither Centrue nor any Centrue Subsidiary is or will be required to give any notice to or obtain any consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.
      Section 4.5     Centrue Capitalization.
      (a) The authorized capital stock of Centrue currently consists exclusively of: (a) 7,000,000 shares of Centrue Common Stock, of which, on the date of this Agreement: (i) 2,232,189 shares are duly issued and outstanding, fully paid and non-assessable; (ii) 1,966,361 shares are held in the treasury of Centrue; (iii) 12,400 shares have been issued as restricted stock pursuant to the Centrue Option Plan; and (iv) 204,800 shares have been reserved for issuance in respect of Centrue Stock Options; and (b) 500,000 shares of preferred stock, $0.01 par value per share, none of which are issued and outstanding.
      (b) None of the shares of Centrue Common Stock were issued in violation of any federal or state securities laws or any other Legal Requirement. To the Knowledge of Centrue and except as disclosed in this Agreement or on the Centrue Schedules, none of the shares of authorized capital stock of Centrue are, nor on the Closing Date will they be, subject to any claim of right inconsistent with this Agreement. Except as contemplated in this Agreement or as set forth on Schedule 4.5, there are, as of the date of this Agreement, no outstanding subscriptions, contracts, conversion privileges, options, warrants, calls or other rights obligating Centrue or any Centrue Subsidiary to issue, sell or otherwise dispose of, or to purchase, redeem or otherwise acquire, any shares of capital stock of Centrue or any Centrue Subsidiary, and Centrue is not a party to any Contract relating to the issuance, sale or transfer of any equity securities or other securities of Centrue. Since December 31, 2003, except as disclosed in or permitted by this Agreement or as provided on Schedule 4.5, no shares of Centrue capital stock have been purchased, redeemed or otherwise acquired, directly or indirectly, by Centrue or any Centrue Subsidiary and no dividends or other distributions payable in any equity securities of Centrue or any Centrue Subsidiary have been declared, set aside, made or paid to the stockholders of Centrue.
      Section 4.6     Centrue Subsidiary Capitalization. The authorized capital stock of Centrue Bank consists, and immediately prior to the Effective Time, will consist exclusively of 3,000 shares of capital stock, $100.00 par value per share (the “Centrue Bank Shares”), all of which shares are, and immediately prior to the Closing will be, duly authorized, validly issued and outstanding, fully paid and nonassessable. Except as set forth on Schedule 4.6, Centrue is, and will be on the Closing Date, the record and beneficial owner of 100% of the Centrue Bank Shares and all of the issued and outstanding shares of capital stock of each other Centrue Subsidiary, free and clear of any lien or encumbrance whatsoever. Except as set forth on Schedule 4.6, the Centrue Bank Shares are, and will be on the Closing Date, freely transferable and are, and will be on the Closing Date, subject to no claim of right inconsistent with this Agreement. There are no unexpired or pending preemptive rights with respect to any shares of capital stock of any Centrue Subsidiary, except for such rights held exclusively by Centrue. There are no outstanding securities of any Centrue Subsidiary that are convertible into or exchangeable for any shares of such Centrue Subsidiary’s capital stock, except for such rights held exclusively by Centrue, and no Centrue Subsidiary is a party to any Contract relating to the issuance, sale or transfer of any equity securities or other securities of such Centrue Subsidiary. Neither Centrue nor any Centrue Subsidiary owns or has any Contract to acquire any equity securities or other securities of any Person or any direct or indirect equity or ownership interest in any other business, except for the capital stock of Centrue Bank and as set forth on Schedule 4.6.
      Section 4.7     Financial Statements and Reports. True, correct and complete copies of the following financial statements and reports are included on Schedule 4.7:

(a) audited Consolidated Balance Sheets for Centrue as of December 31, 2003, 2004 and 2005, and the related Consolidated Statements of Income and Comprehensive Income, Consolidated Statements of

Cash Flows and Consolidated Statements of Stockholders’ Equity of Centrue for the years ended December 31, 2003, 2004 and 2005;

(b) unaudited Consolidated Balance Sheet for Centrue as of March 31, 2006, and the related unaudited Consolidated Statement of Income and Comprehensive Income and Consolidated Statement of Cash Flows for the three months ended March 31, 2006; and

(c) Call Reports for Centrue Bank as of the close of business on December 31, 2003, 2004 and 2005, and on March 31, 2006.

      The financial statements described in clause (a) have been prepared in conformity with GAAP and comply in all material respects with all applicable Legal Requirements. The reports described in clauses (b) and (c) above have been prepared on a basis consistent with past accounting practices and as required by applicable Legal Requirements and fairly present the consolidated financial condition and results of operations at the dates and for the periods presented. Taken together, the financial statements and reports described in clauses (a), (b) and (c) above (collectively, the “Centrue Financial Statements”) are complete and correct in all respects and fairly and accurately present the respective financial position, assets, liabilities and results of operations of Centrue and the Centrue Subsidiaries at the respective dates of and for the periods referred to in the Centrue Financial Statements, subject to normal year-end non-material audit adjustments in the case of unaudited Centrue Financial Statements. The Centrue Financial Statements do not include any material assets or omit to state any material liabilities, absolute or contingent, or other facts, which inclusion or omission would render the Centrue Financial Statements misleading in any material respect as of the respective dates and for the periods referred to in the respective Centrue Financial Statements.
      Section 4.8     Books and Records. The books of account, minute books, stock record books and other records of Centrue and each Centrue Subsidiary are complete and correct in all material respects and have been maintained in accordance with Centrue’s business practices and all applicable Legal Requirements, including the maintenance of any adequate system of internal controls required by the Legal Requirements. The minute books of Centrue and each Centrue Subsidiary contain accurate and complete records in all material respects of all meetings held of, and corporate action taken by, its respective stockholders, boards of directors and committees of the boards of directors. At the Closing, all of those books and records will be in the possession of Centrue and the Centrue Subsidiaries. Centrue has provided Union with full and complete access to unredacted copies of all finally approved minutes of the meetings of Centrue’s board of directors held in 2005 and 2006.
      Section 4.9     Title to Properties. Centrue and each Centrue Subsidiary has good and marketable title to all assets and properties, whether real or personal, tangible or intangible, that it purports to own, subject to no valid liens, mortgages, security interests, encumbrances or charges of any kind except: (a) as noted in the most recent Centrue Financial Statement or on Schedule 4.9; (b) statutory liens for Taxes not yet delinquent or being contested in good faith by appropriate Proceedings and for which appropriate reserves have been established and reflected on the Centrue Financial Statements; (c) pledges or liens required to be granted in connection with the acceptance of government deposits, granted in connection with repurchase or reverse repurchase agreements, pursuant to borrowings from Federal Home Loan Banks or otherwise incurred in the Ordinary Course of Business; and (d) minor defects and irregularities in title and encumbrances that do not materially impair the use thereof for the purposes for which they are held. Except as set forth on Schedule 4.9, Centrue and each Centrue Subsidiary as lessee has the right under valid and existing leases to occupy, use, possess and control any and all of the respective property leased by it. Except where any failure would not be expected to have a Material Adverse Effect on Centrue on a consolidated basis, all buildings and structures owned by Centrue and each Centrue Subsidiary lie wholly within the boundaries of the real property owned or validly leased by it, and do not encroach upon the property of, or otherwise conflict with the property rights of, any other Person
      Section 4.10     Condition and Sufficiency of Assets. The buildings, structures and equipment of Centrue and each Centrue Subsidiary are structurally sound, are in good operating condition and repair, and are adequate for the uses to which they are being put, and none of such buildings, structures or equipment is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in the aggregate in nature or in cost. Except where any failure would not reasonably be expected to have a Material Adverse Effect on Centrue on a consolidated basis, the real property, buildings, structures and equipment owned or leased by Centrue and each Centrue Subsidiary are in compliance with the Americans with Disabilities Act of 1990, as amended, and the regulations promulgated thereunder, and all other building and development codes and other restrictions, including subdivision regulations, building and construction regulations, drainage codes, health, fire and safety laws and regulations, utility tariffs and regulations, conservation laws and zoning laws and ordinances. The assets and properties, whether real or personal, tangible or intangible, that Centrue or any Centrue Subsidiary purport to own or lease are sufficient for the continued conduct of the business of Centrue and each Centrue Subsidiary after the Closing in substantially the same manner as conducted prior to the Closing.
      Section 4.11     Loans; Loan Loss Reserve. All loans and loan commitments extended by Centrue Bank and any extensions, renewals or continuations of such loans and loan commitments (the “Centrue Loans”) were made materially in accordance with the lending policies of Centrue Bank in the Ordinary Course of Business. The Centrue Loans are evidenced by appropriate and sufficient documentation and constitute valid and binding obligations to Centrue Bank enforceable in accordance with their terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization or other laws affecting creditors’ rights generally and subject to general principles of equity. All such Centrue Loans are, and at the Closing will be, free and clear of any encumbrance or other charge, except for pledges or liens required to be granted pursuant to borrowings from Federal Home Loan Banks, and Centrue Bank has complied, and at the Closing will have complied with all Legal Requirements relating to such Centrue Loans, except where any such failure to comply would not reasonably be expected to have a Material Adverse Effect on Centrue on a consolidated basis. The allowance for loan and lease losses of Centrue Bank is and will be on the Closing Date adequate in all material respects to provide for possible or specific losses, net of recoveries relating to loans previously charged off, and contains and will contain an additional amount of unallocated reserves for unanticipated future losses at an adequate level. To the Knowledge of Centrue: (a) none of the Centrue Loans is subject to any material offset or claim of offset; and (b) the aggregate loan balances in excess of Centrue’s consolidated allowance for loan and lease losses are, based on past loan loss experience, collectible in accordance with their terms and all uncollectible loans have been charged off.
      Section 4.12     Undisclosed Liabilities; Adverse Changes. Except as set forth on Schedule 4.12, neither Centrue nor any Centrue Subsidiary has any material liabilities or obligations of any nature (whether absolute, accrued, contingent or otherwise), except for liabilities or obligations reflected or reserved against in the Centrue Financial Statements and current liabilities incurred in the Ordinary Course of Business since the respective dates thereof. Since the date of the latest Centrue Financial Statement, there has not been any change in the business, operations, properties, prospects, assets or condition of Centrue or any Centrue Subsidiary, and, to Centrue’s Knowledge, no event has occurred or circumstance exists, that has had or would reasonably be expected to have a Material Adverse Effect on Centrue on a consolidated basis.
      Section 4.13     Taxes. Centrue and each Centrue Subsidiary has duly filed all material Tax Returns required to be filed by it, and each such Tax Return is complete and accurate in all material respects. Centrue and each Centrue Subsidiary has paid, or made adequate provision for the payment of, all Taxes (whether or not reflected in Tax Returns as filed or to be filed) due and payable by Centrue or any Centrue Subsidiary, or claimed to be due and payable by any Regulatory Authority, and is not delinquent in the payment of any Tax, except such Taxes as are being contested in good faith and as to which adequate reserves have been provided. There is no claim or assessment pending or, to the Knowledge of Centrue, Threatened against Centrue or any Centrue Subsidiary for any Taxes owed by any of them. Except as set forth on Schedule 4.13, no audit, examination or investigation related to Taxes paid or payable by Centrue or any Centrue Subsidiary is presently being conducted or, to the Knowledge of Centrue, Threatened by any Regulatory Authority. Centrue has delivered to Union true, correct and complete copies of all Tax Returns previously filed with respect to the last three fiscal years by Centrue and each Centrue Subsidiary and any Tax examination reports and statements of deficiencies assessed or agreed to for any of Centrue or any Centrue Subsidiary for any such time period.

      Section 4.14     Compliance with ERISA. Except as set forth on Schedule 4.14, all employee benefit plans (as defined in Section 3(3) of ERISA) established or maintained by Centrue or any Centrue Subsidiary or to which Centrue or any Centrue Subsidiary contributes, are in compliance with all applicable requirements of ERISA, and are in compliance with all applicable requirements (including qualification and non-discrimination requirements in effect as of the Closing) of the Code for obtaining the Tax benefits the Code thereupon permits with respect to such employee benefit plans. No such employee benefit plan has any amount of unfunded benefit liabilities (as defined in Section 4001(a)(18) of ERISA) for which Centrue or any Centrue Subsidiary would be liable to any Person under Title IV of ERISA if any such employee benefit plan were terminated as of the Closing. Such employee benefit plans are funded in accordance with Section 412 of the Code (if applicable). There would be no obligations of Centrue or any Centrue Subsidiary under Title IV of ERISA relating to any such employee benefit plan that is a multi-employer plan if any such plan were terminated or if Centrue or such Centrue Subsidiary withdrew from any such plan as of the Closing. All contributions and premium payments due prior to the date hereof have been made, and all contributions and premium payments due prior to Closing will be made, by Centrue or any Centrue Subsidiary, as applicable, on a timely basis.
      Section 4.15     Compliance with Legal Requirements. Centrue and each Centrue Subsidiary holds all licenses, certificates, permits, franchises and rights from all appropriate Regulatory Authorities necessary for the conduct of its respective business. Except as set forth on Schedule 4.15, each of Centrue and each Centrue Subsidiary is, and at all times since January 1, 2003, has been, in compliance with each Legal Requirement that is or was applicable to it or to the conduct or operation of its respective businesses or the ownership or use of any of its respective assets, except where the failure to comply would not reasonably be expected to have a Material Adverse Effect on Centrue on a consolidated basis. No event has occurred or circumstance exists that (with or without notice or lapse of time): (a) may constitute or result in a violation by Centrue or any Centrue Subsidiary of, or a failure on the part of Centrue or any Centrue Subsidiary to comply with, any Legal Requirement; or (b) may give rise to any obligation on the part of Centrue or any Centrue Subsidiary to undertake, or to bear all or any portion of the cost of, any remedial action of any nature in connection with a failure to comply with any Legal Requirement; except, in either case, where the failure to comply or the violation would not reasonably be expected to have a Material Adverse Effect on Centrue on a consolidated basis. Except as set forth on Schedule 4.15, neither Centrue nor any Centrue Subsidiary has received, at any time since January 1, 2003, any notice or other communication (whether oral or written) from any Regulatory Authority or any other Person regarding: (x) any actual, alleged, possible, or potential violation of, or failure to comply with, any Legal Requirement; or (y) any actual, alleged, possible, or potential obligation on the part of Centrue or any Centrue Subsidiary to undertake, or to bear all or any portion of the cost of, any remedial action of any nature in connection with a failure to comply with any Legal Requirement, except where any such violation, failure or obligation would not reasonably be expected to have a Material Adverse Effect on Centrue on a consolidated basis.
      Section 4.16     Legal Proceedings; Orders.
      (a) Schedule 4.16 is a true and correct list of all Proceedings and Orders pending, entered into or, to the Knowledge of Centrue, Threatened against or affecting Centrue or any Centrue Subsidiary or any of their respective assets or businesses, or the Contemplated Transactions, since January 1, 2003, that has not been fully satisfied or terminated and that would reasonably be expected to have a Material Adverse Effect on Centrue on a consolidated basis, and there is no fact to Centrue’s Knowledge that would provide a basis for any such Proceeding or Order. To the Knowledge of Centrue, no officer, director, agent or employee of Centrue or any Centrue Subsidiary is subject to any Order that prohibits such officer, director, agent or employee from engaging in or continuing any conduct, activity or practice relating to the businesses of Centrue or any Centrue Subsidiary as currently conducted.
      (b) Neither Centrue nor any Centrue Subsidiary: (i) is subject to any cease and desist or other Order or enforcement action issued by, or (ii) is a party to any written agreement, consent agreement or memorandum of understanding with, or (iii) is a party to any commitment letter or similar undertaking to, or (iv) is subject to any order or directive by, or (v) is subject to any supervisory letter from, or (vi) has been ordered to pay any civil money penalty, which has not been paid, by, or (vii) has adopted any policies, procedures or board resolutions at the request of any Regulatory Authority that currently (w) restricts in any material respect the conduct of its business, or (x) that in any material manner relates to its capital adequacy, or (y) restricts its ability to pay dividends, or (z) limits in any material manner its credit or risk management policies, its management or its business; nor has Centrue or any Centrue Subsidiary been advised by any Regulatory Authority that it is considering issuing, initiating, ordering or requesting any of the foregoing.
      Section 4.17     Absence of Certain Changes and Events. Except as set forth on Schedule 4.17, since December 31, 2005, Centrue and each Centrue Subsidiary have conducted their respective businesses only in the Ordinary Course of Business. Without limiting the foregoing, with respect to each, since December 31, 2005, there has not been any:

(a) change in its authorized or issued capital stock; grant of any stock option or right to purchase shares of its capital stock; issuance of any security convertible into such capital stock or evidences of indebtedness (except in connection with customer deposits); grant of any registration rights; purchase, redemption, retirement or other acquisition by it of any shares of any such capital stock; or declaration or payment of any dividend or other distribution or payment in respect of shares of its capital stock;

(b) amendment to its certificate of incorporation or charter (or similar organizational documents) or bylaws or adoption of any resolutions by its board of directors or stockholders with respect to the same;

(c) payment or increase of any bonus, salary or other compensation to any of its stockholders, directors, officers or employees, except, with respect to employees, for normal salary and bonus increases made in the Ordinary Course of Business or made in accordance with any then existing Centrue Employee Benefit Plan (as defined below), or entry by it into any employment, consulting, non-competition, change in control, severance or similar Contract with any stockholder, director, officer or employee;

(d) adoption, amendment (except for any amendment necessary to comply with any Legal Requirement) or termination of, or increase in the payments to or benefits under, any Centrue Employee Benefit Plan;

(e) damage to or destruction or loss of any of its assets or property, whether or not covered by insurance and where the resulting diminution in value individually or in the aggregate was greater than $100,000;

(f) entry into, termination or extension of, or receipt of notice of termination of any joint venture or similar agreement pursuant to any Contract or any similar transaction;

(g) except for this Agreement, entry into any new, or modification, amendment, renewal or extension (through action or inaction) of the terms of any existing lease, Contract or license that has a term of more than one year or that involves the payment by Centrue or any Centrue Subsidiary of more than $100,000 in the aggregate;

(h) Centrue Loan or commitment to make any Centrue Loan other than in the Ordinary Course of Business;

(i) Centrue Loan or commitment to make, renew, extend the term or increase the amount of any Loan to any Person if such Centrue Loan or any other Centrue Loans to such Person or an Affiliate of such Person is on the “watch list” or similar internal report of Centrue or any Centrue Subsidiary, or has been classified as “substandard,” “doubtful,” “loss,” or “other loans specially mentioned” or listed as a “potential problem loan”; provided, however, that nothing in this Section 4.17(i) shall prohibit Centrue or any Centrue Subsidiary from honoring any contractual obligation in existence on the date of this Agreement;

(j) sale (other than any sale in the Ordinary Course of Business), lease or other disposition of any of its assets or properties or mortgage, pledge or imposition of any lien or other encumbrance upon any of its material assets or properties except for Tax and other liens that arise by operation of law and with respect to which payment is not past due and except for pledges or liens: (i) required to be granted in connection with the acceptance by Centrue Bank of government deposits; (ii) granted in connection with repurchase or reverse repurchase agreements; or (iii) otherwise incurred in the Ordinary Course of Business;

(k) incurrence by it of any obligation or liability (fixed or contingent) other than in the Ordinary Course of Business;

(l) cancellation or waiver by it of any claims or rights with a value in excess of $100,000;

(m) aggregate investments by it of a capital nature exceeding $100,000;

(n) except for the Contemplated Transactions, merger or consolidation with or into any other Person, or acquisition of any stock, equity interest or business of any other Person;

(o) transaction for the borrowing or loaning of monies, or any increase in any outstanding indebtedness, other than in the Ordinary Course of Business;

(p) material change in any policies and practices with respect to liquidity management and cash flow planning, marketing, deposit origination, lending, budgeting, profit and Tax planning, accounting or any other material aspect of its business or operations, except for such changes as may be required in the opinion of the management of Centrue to respond to then current market or economic conditions or as may be required by any Regulatory Authorities;

(q) filing of any applications for additional branches, opening of any new office or branch, closing of any current office or branch or relocation of operations from existing locations;

(r) discharge or satisfaction of any material lien or encumbrance on its assets or repayment of any material indebtedness for borrowed money, except for obligations incurred and repaid in the Ordinary Course of Business;

(s) entry into any Contract or agreement to buy, sell, exchange or otherwise deal in any assets or series of assets in a single transaction in excess of $100,000 in aggregate value, except for sales of Centrue “other real estate owned” and other repossessed properties or the acceptance of a deed in lieu of foreclosure;

(t) purchase or other acquisition of any investments, direct or indirect, in any derivative securities, financial futures or commodities or entry into any interest rate swap, floors and option agreements or other similar interest rate management agreements;

(u) hiring of any employee with an annual salary in excess of $100,000, except for employees at will who are hired to replace employees who have resigned or whose employment has otherwise been terminated; or

(v) agreement, whether oral or written, by it to do any of the foregoing.

      Section 4.18     Properties, Contracts and Employee Benefit Plans. Except for Contracts evidencing Loans made by Centrue Bank in the Ordinary Course of Business, Schedule 4.18 lists or describes the following with respect to Centrue and each Centrue Subsidiary:

(a) all real property owned by Centrue and each Centrue Subsidiary and the principal buildings and structures located thereon, together with the address of such real estate, and each lease of real property to which Centrue and each Centrue Subsidiary is a party, identifying the parties thereto, the annual rental payable, the expiration date thereof and a brief description of the property covered, and in each case of either owned or leased real property, the proper identification, if applicable, of each such property as a branch or main office or other office of Centrue or such Centrue Subsidiary;

(b) all loan and credit agreements, conditional sales contracts or other title retention agreements or security agreements relating to money borrowed by Centrue or any Centrue Subsidiary, exclusive of deposit agreements with customers of Centrue Bank entered into in the Ordinary Course of Business, agreements for the purchase of federal funds and repurchase agreements;

(c) each Contract that involves the performance of services or delivery of goods or materials by Centrue or any Centrue Subsidiary of an amount or value in excess of $100,000;

(d) each Contract that was not entered into in the Ordinary Course of Business and that involves expenditures or receipts of Centrue or any Centrue Subsidiary in excess of $100,000;

(e) each Contract not referred to elsewhere in this Section that:

(i) relates to the future purchase of goods or services that materially exceeds the requirements of its respective business at current levels or for normal operating purposes; or

(ii) materially affects the business or financial condition of Centrue or any Centrue Subsidiary;

(f) each lease, rental, license, installment and conditional sale agreement and other Contract affecting the ownership of, leasing of, title to or use of, any personal property (except personal property leases and installment and conditional sales agreements having a value per item or aggregate payments of less than $100,000 or with terms of less than one year);

(g) each licensing agreement or other Contract with respect to patents, trademarks, copyrights, or other intellectual property (collectively, “Intellectual Property Assets”), including agreements with current or former employees, consultants or contractors regarding the appropriation or the non-disclosure of any of the Intellectual Property Assets of Centrue or any Centrue Subsidiary;

(h) each collective bargaining agreement and other Contract to or with any labor union or other Person representing one or more employees;

(i) each joint venture, partnership and other Contract (however named) involving a sharing of profits, losses, costs or liabilities by Centrue or any Centrue Subsidiary with any other Person;

(j) each Contract containing covenants that in any way purport to restrict the business activity of Centrue or any Centrue Subsidiary or any Affiliate of any of the foregoing, or limit the ability of Centrue or any Centrue Subsidiary or any Affiliate of the foregoing to engage in any line of business or to compete with any Person;

(k) each Contract providing for payments to or by any Person based on sales, purchases or profits, other than direct payments for goods;

(l) the name and annual salary of each director, officer or employee of Centrue and each Centrue Subsidiary, and the profit sharing, bonus or other form of compensation (other than salary) paid or payable by Centrue, each Centrue Subsidiary or a combination of any of them to or for the benefit of each such person in question for the year ended December 31, 2005, and for the current year, and any employment agreement, consulting agreement, non-competition, severance or change in control agreement or similar arrangement or plan with respect to each such person;

(m) each profit sharing, group insurance, hospitalization, stock option, pension, retirement, bonus, severance, change of control, deferred compensation, stock bonus, stock purchase, employee stock ownership or other employee welfare or benefit agreements, plans or arrangements established, maintained, sponsored or undertaken by Centrue or any Centrue Subsidiary for the benefit of the officers, directors or employees of Centrue or any Centrue Subsidiary, including each trust or other agreement with any custodian or any trustee for funds held under any such agreement, plan or arrangement, and all other Contracts or arrangements under which pensions, deferred compensation or other retirement benefits are being paid or may become payable by Centrue or any Centrue Subsidiary for the benefit of the employees of Centrue or any Centrue Subsidiary (collectively, the “Centrue Employee Benefit Plans”), and, in respect to any of them, the latest reports or forms, if any, filed with the Department of Labor and Pension Benefit Guaranty Corporation under ERISA, any current financial or actuarial reports and any currently effective Internal Revenue Service private rulings or determination letters obtained by or for the benefit of Centrue or any Centrue Subsidiary;

(n) the name of each Person who is or would be entitled pursuant to any Contract or Centrue Employee Benefit Plan to receive any payment from Centrue or any Centrue Subsidiary as a result of the consummation of the Contemplated Transactions (including any payment that is or would be due as a result of any actual or constructive termination of a Person’s employment or position following such consummation) and the maximum amount of such payment;

(o) each holder of a Centrue Stock Option and the number of underlying shares to which each such holder may be entitled to acquire;

(p) each Contract entered into other than in the Ordinary Course of Business that contains or provides for an express undertaking by Centrue or any Centrue Subsidiary to be responsible for consequential damages;

(q) each Contract for capital expenditures in excess of $100,000;

(r) each written warranty, guaranty or other similar undertaking with respect to contractual performance extended by Centrue or any Centrue Subsidiary other than in the Ordinary Course of Business; and

(s) each amendment, supplement and modification (whether oral or written) in respect of any of the foregoing.
      Copies of each document, plan or Contract listed and described on Schedule 4.18 are appended to such Schedule.
      Section 4.19     No Defaults. Except as set forth on Schedule 4.19, to the Knowledge of Centrue, each Contract identified or required to be identified on Schedule 4.18 is in full force and effect and is valid and enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other laws affecting creditors rights generally and subject to general principles of equity. Centrue and each Centrue Subsidiary is, and at all times since January 1, 2003, has been, in full compliance with all applicable terms and requirements of each Contract under which either Centrue or any Centrue Subsidiary has or had any obligation or liability or by which Centrue or any Centrue Subsidiary or any of their respective assets owned or used by them is or was bound, except where the failure to be in full compliance would not reasonably be expected to have a Material Adverse Effect on Centrue on a consolidated basis. To the Knowledge of Centrue, each other Person that has or had any obligation or liability under any such Contract under which Centrue or any Centrue Subsidiary has or had any rights is, and at all times since January 1, 2003, has been, in full compliance with all applicable terms and requirements of such Contract, except where the failure to be in full compliance would not reasonably be expected to have a Material Adverse Effect on Centrue on a consolidated basis. No event has occurred or circumstance exists that (with or without notice or lapse of time) may contravene, conflict with or result in a material violation or breach of, or give Centrue, any Centrue Subsidiary or other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify, any Contract. Except in the Ordinary Course of Business with respect to any Centrue Loan, neither Centrue nor any Centrue Subsidiary has given to or received from any other Person, at any time since January 1, 2003, any notice or other communication (whether oral or written) regarding any actual, alleged, possible or potential violation or breach of, or default under, any Contract, that has not been terminated or satisfied prior to the date of this Agreement. Other than in the Ordinary Course of Business in connection with workouts and restructured loans, there are no renegotiations of, attempts to renegotiate or outstanding rights to renegotiate, any material amounts paid or payable to Centrue or any Centrue Subsidiary under current or completed Contracts with any Person and no such Person has made written demand for such renegotiation.
      Section 4.20     Insurance. Schedule 4.20 lists the policies and material terms of insurance (including bankers’ blanket bond and insurance providing benefits for employees) owned or held by Centrue or any Centrue Subsidiary on the date hereof. Each policy is in full force and effect (except for any expiring policy which is replaced by coverage at least as extensive). All premiums due on such policies have been paid in full.

      Section 4.21     Compliance with Environmental Laws. Except as set forth on Schedule 4.21: (a) there are no Proceedings or Orders against Centrue or any Centrue Subsidiary, or, to the Knowledge of Centrue any predecessor thereof, with respect to alleged violation of, or liability under, Environmental Laws; (b) to the Knowledge of Centrue, there is no Threatened Proceeding or Order against Centrue or any Centrue Subsidiary, or any predecessor thereof, with respect to the alleged violation of, or liability under, Environmental Laws; (c) to the Knowledge of Centrue, there is no factual basis for the assertion or commencement of a Proceeding or Order against Centrue and no factual basis for the assertion or commencement of a Proceeding or Order against Centrue or any Centrue Subsidiary, or any predecessor thereof, with respect to the violation of, or liability under, Environmental Laws; and (d) to the Knowledge of Centrue, there are no pending or Threatened Proceedings or Orders against or involving the assets of Centrue or any Centrue Subsidiary. For purposes of this Section 4.21 and Section 5.21: (x) “Environmental Laws” means any federal, state or local law, statute, ordinance, rule, regulation, code, order, permit or other legally binding requirement applicable to the business or assets of Centrue or any Centrue Subsidiary, or Union or any Union Subsidiary, as applicable under Section 5.21, that imposes liability or standards of conduct with respect to the Environment and/or Hazardous Materials; (y) “Environment” means surface or subsurface soil or strata, surface waters and sediments, navigable waters, groundwater, drinking water supply and ambient air; and (z) “Hazardous Materials” means any hazardous, toxic or dangerous substance, waste, contaminant, pollutant, gas or other material that is classified as such under Environmental Laws or is otherwise regulated under Environmental Laws.
      Section 4.22     Regulatory Filings.
      (a) Except as set forth on Schedule 4.22, Centrue and each Centrue Subsidiary have filed all forms, reports and documents required to be filed with: (i) the SEC, and as of the date of this Agreement have delivered or made available to Union, in the form filed with the SEC: (A) its Annual Reports on Form 10-K for the fiscal years ended December 31, 2003, 2004 and 2005; (B) all proxy statements relating to Centrue’s meetings of stockholders (whether annual or special) held since December 31, 2003; (C) all reports on Form 8-K filed by Centrue with the SEC since December 31, 2003; (D) all other reports or registration statements filed by Centrue with the SEC since December 31, 2003; and (E) all amendments and supplements to all such reports and registration statements filed by Centrue with the SEC since December 31, 2003; and (ii) the FDIC, the Federal Reserve Board, the Department and any other applicable federal or state securities or banking authorities (all such reports and statements are collectively referred to with the Centrue SEC Reports as the “Centrue Reports”). The Centrue Reports (x) were prepared in accordance with the requirements of applicable Legal Requirements, and (y) did not at the time they were filed, after giving effect to any amendment thereto filed prior to the date hereof, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information as of a later date (but before the date of this Agreement) is deemed to modify information as of an earlier date.
      (b) Centrue and, to Centrue’s Knowledge, each of its executive officers and directors have complied in all material respects with (i) the applicable provisions of the Exchange Act, including the Sarbanes-Oxley Act of 2002 and the regulations promulgated thereunder, as amended, and (ii) the applicable listing and corporate governance rules and regulations of The Nasdaq Stock Market.
      Section 4.23     Fiduciary Accounts. Centrue Bank has properly administered in all material respects all accounts for which it acts as fiduciary, including accounts for which it serves as trustee, agent, custodian or investment advisor, in accordance with the material terms of the governing documents and applicable state and federal law and regulations and common law. None of Centrue Bank or any of its directors, officers or employees has committed any breach of trust with respect to any such fiduciary account, and the accountings for each such fiduciary account are true and correct in all material respects and accurately reflect the assets of such fiduciary account.
      Section 4.24     Indemnification Claims. To Centrue’s Knowledge, no action or failure to take action by any director, officer, employee or agent of Centrue or any Centrue Subsidiary has occurred that may give rise to a claim or a potential claim by any such Person for indemnification against Centrue or any Centrue

Subsidiary under any agreement with, or the corporate indemnification provisions of, Centrue or any Centrue Subsidiary, or under any Legal Requirements.
      Section 4.25     Insider Interests. Except as set forth on Schedule 4.25, no officer or director of Centrue or any Centrue Subsidiary, any member of the Family of any such Person, and no entity that any such Person “controls” within the meaning of Regulation O of the Federal Reserve, has any loan, deposit account or any other agreement with Centrue or any Centrue Subsidiary, any interest in any material property, real, personal or mixed, tangible or intangible, used in or pertaining to the business of Centrue or any Centrue Subsidiary.
      Section 4.26     Brokerage Commissions. Except as set forth on Schedule 4.26, none of Centrue, any Centrue Subsidiary or any of their respective Representatives has incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement.
      Section 4.27     Approval Delays. To the Knowledge of Centrue, there is no reason why the granting of any of the regulatory approvals referred to in Section 8.1 would be denied or unduly delayed. Centrue Bank’s most recent CRA rating is “satisfactory” or better.
      Section 4.28     Disclosure. Neither any representation nor warranty of Centrue in, nor any schedule to, this Agreement contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements herein or therein, in light of the circumstances in which they were made, not misleading. No notice given pursuant to Section 6.5 will contain any untrue statement or omit to state a material fact necessary to make the statements therein or in this Agreement, in light of the circumstances in which they were made, not misleading.
ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF UNION
      Union hereby represents and warrants to Centrue as follows:
      Section 5.1     Union Organization. Union: (a) is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is also in good standing in each other jurisdiction in which the nature of business conducted or the properties or assets owned or leased by it makes such qualification necessary; (b) is registered with the Federal Reserve as a bank holding company under the BHCA; and (c) has full power and authority, corporate and otherwise, to operate as a bank holding company and to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted. The copies of the certificate of incorporation and bylaws of Union and all amendments thereto set forth in the Union SEC Reports are complete and correct. Union has no Subsidiaries other than UnionBank, except as set forth in the Union SEC Reports.
      Section 5.2     Bank Organization. UnionBank is an Illinois commercial bank duly organized, validly existing and in good standing under the laws of the State of Illinois. Each other Union Subsidiary is duly organized, validly existing and in good standing in its state or jurisdiction of organization. Each Union Subsidiary has full power and authority, corporate and otherwise, to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted, and is duly qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary. The copies of the charter (or similar organizational document) and bylaws of each Union Subsidiary and all amendments thereto set forth on Schedule 5.2 are complete and correct.
      Section 5.3     Authorization; Enforceability.
      (a) Union has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance of this Agreement by Union, and the consummation by it of its obligations under this Agreement, have been authorized by all necessary corporate action, subject to stockholder approval, and this Agreement constitutes a legal, valid and binding obligation of Union enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other laws affecting creditors’ rights generally and subject to general principles of equity.
      (b) Except for ordinary corporate requirements, no “business combination,” “moratorium,” “control share” or other state anti-takeover statute or regulation or any provisions contained in the certificate of incorporation or bylaws of Union or any Union Subsidiary: (i) prohibits or restricts Union’s ability to perform its obligations under this Agreement, or its ability to consummate the Contemplated Transactions; (ii) would have the effect of invalidating or voiding this Agreement, or any provision hereof; or (iii) would subject Centrue to any material impediment or condition in connection with the exercise of any of its rights under this Agreement. The board of directors of Union has unanimously approved the execution of, and performance by Union of its obligations under, this Agreement.
      (c) Union has taken all action that may be necessary (including amending the Union Rights Agreement, a complete and correct copy of which amendment has been delivered to Centrue) so that neither the execution and delivery of this Agreement or any agreements delivered in connection with this Agreement, nor any amendments thereto approved by the board of directors of Union prior to the termination of this Agreement, nor the consummation of the transactions contemplated hereby or thereby, including the Merger, shall cause: (i) Centrue to become an Acquiring Person (as defined in the Union Rights Agreement); (ii) the occurrence of a Distribution Date (as defined in the Union Rights Agreement); (iii) the occurrence of a Flip-In Event (as defined in the Union Rights Agreement); or (iv) the occurrence of a Stock Acquisition Date (as defined in the Union Rights Agreement).
      Section 5.4     No Conflict. Except as set forth on Schedule 5.4, neither the execution nor delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time): (a) contravene, conflict with or result in a violation of any provision of the certificate of incorporation or charter (or similar organizational documents) or bylaws, each as in effect on the date hereof, or any currently effective resolution adopted by the board of directors or stockholders of, Union or any Union Subsidiary; (b) contravene, conflict with or result in a violation of, or give any Regulatory Authority or other Person the valid and enforceable right to challenge any of the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Legal Requirement or any Order to which Union or any Union Subsidiary, or any of their respective assets that are owned or used by them, may be subject, except for any contravention, conflict or violation that is permissible by virtue of obtaining the regulatory approvals necessitated by the Contemplated Transactions, including any such approvals under the FDI Act, the BHCA, the Securities Act, the Exchange Act, the DGCL, the Illinois Statutes, including the Illinois Banking Act, and the Nasdaq Rules; (c) contravene, conflict with or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify any material Contract to which Union or any Union Subsidiary is a party or by which any of their respective assets is bound; or (d) result in the creation of any material lien, charge or encumbrance upon or with respect to any of the assets owned or used by Union or any Union Subsidiary. Except for the approvals referred to in Section 8.1 and the requisite approval of its stockholders, neither Union nor any Union Subsidiary is or will be required to give any notice to or obtain any consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.
      Section 5.5     Union Capitalization.
      (a) The authorized capital stock of Union currently consists exclusively of: (a) 10,000,000 shares of Union Common Stock, of which, on the date of this Agreement: (i) 4,697,893 shares are duly issued and outstanding, fully paid and non-assessable; (ii) 955,142 shares are held in the treasury of Union; and (iii) 288,175 shares have been reserved for issuance in respect of outstanding stock options that have been or may be granted under the Union Stock Option Plans; and (b) 200,000 shares of preferred stock, no par value, of which (i) 2,765 shares have been designated as Series A Stock, of which 2,762.24 shares are duly issued and outstanding, fully paid and non-assessable, and which are convertible in the aggregate into 172,140 shares of Union Common Stock; (ii) 1,092 shares have been designated as Series B Stock, of which 831 shares are duly issued and outstanding, fully paid and non-assessable; and (iii) 4,500 shares have been designated as Series C Junior Participating Preferred Stock, none of which are issued and outstanding.
      (b) None of the shares of Union Common Stock were issued in violation of any federal or state securities laws or any other Legal Requirement. To the Knowledge of Union and except as disclosed in this Agreement or on the Union Schedules, none of the shares of authorized capital stock of Union are, nor on the Closing Date will they be, subject to any claim of right inconsistent with this Agreement. Except as contemplated in this Agreement or as set forth on Schedule 5.5, there are, as of the date of this Agreement, no outstanding subscriptions, contracts, conversion privileges, options, warrants, calls or other rights obligating Union or any Union Subsidiary to issue, sell or otherwise dispose of, or to purchase, redeem or otherwise acquire, any shares of capital stock of Union or any Union Subsidiary, and Union is not a party to any Contract relating to the issuance, sale or transfer of any equity securities or other securities of Union. Since December 31, 2003, except as disclosed in or permitted by this Agreement or as provided on Schedule 5.5, no shares of Union capital stock have been purchased, redeemed or otherwise acquired, directly or indirectly, by Union or any Union Subsidiary and no dividends or other distributions payable in any equity securities of Union or any Union Subsidiary have been declared, set aside, made or paid to the stockholders of Union.
      Section 5.6     UnionBank Capitalization. The authorized capital stock of UnionBank consists, and at the Effective Time will consist, exclusively of 12,700 shares of common stock, $100.00 par value per share (the “UnionBank Shares”), all of which shares are, and immediately prior to the Closing will be, duly authorized, validly issued and outstanding, fully paid and nonassessable. Except as set forth on Schedule 5.6, Union is, and will be on the Closing Date, the record and beneficial owner of 100% of the UnionBank Shares and all of the issued and outstanding shares of capital stock of each other Union Subsidiary, free and clear of any lien or encumbrance whatsoever. Except as set forth on Schedule 5.6, the UnionBank Shares are, and will be on the Closing Date, freely transferable and are, and will be on the Closing Date, subject to no claim of right inconsistent with this Agreement. There are no unexpired or pending preemptive rights with respect to any shares of capital stock of any Union Subsidiary, except for such rights held exclusively by Union. There are no outstanding securities of any Union Subsidiary that are convertible into, or exchangeable for, any shares of such Union Subsidiary’s capital stock, except for such rights held exclusively by Union, and no Union Subsidiary is a party to any Contract relating to the issuance, sale or transfer of any equity securities or other securities of such Union Subsidiary. Neither Union nor any Union Subsidiary owns or has any Contract to acquire any equity securities or other securities of any Person or any direct or indirect equity or ownership interest in any other business, except for the capital stock of UnionBank and as set forth on Schedule 5.6.
      Section 5.7     Financial Statements and Reports. True, correct and complete copies of the following financial statements and reports are included on Schedule 5.7:

(a) audited Consolidated Balance Sheets for Union as of December 31, 2003, 2004 and 2005, and the related Consolidated Statements of Income and Comprehensive Income, Statements of Cash Flows and Consolidated Statements of Stockholders’ Equity of Union for the years ended December 31, 2003, 2004 and 2005;

(b) unaudited Consolidated Balance Sheet for Union as of March 31, 2006, and the related unaudited Consolidated Statement of Income and Comprehensive Income and Unaudited Consolidated Statement of Cash Flows for the three months ended March 31, 2006; and

(c) Call Reports for UnionBank as of the close of business on December 31, 2003, 2004 and 2005, and on March 31, 2006.
      The financial statements described in clause (a) have been prepared in conformity with GAAP and comply in all material respects with all applicable Legal Requirements. The reports described in clauses (b) and (c) above have been prepared on a basis consistent with past accounting practices and as required by applicable Legal Requirements and fairly present the consolidated financial condition and results of operations at the dates and for the periods presented. Taken together, the financial statements and reports described in clauses (a), (b) and (c) above (collectively, the “Union Financial Statements”) are complete and correct in all respects and fairly and accurately present the respective financial position, assets, liabilities and results of operations of Union and the Union Subsidiaries at the respective dates of and for the periods referred to in the Union Financial Statements, subject to normal year-end non-material audit adjustments in the case of unaudited Union Financial Statements. The Union Financial Statements do not include any material assets or omit to state any material liabilities, absolute or contingent, or other facts, which inclusion or omission would render the Union Financial Statements misleading in any material respect as of the respective dates and for the periods referred to in the respective Union Financial Statements.
      Section 5.8     Books and Records. The books of account, minute books, stock record books and other records of Union and each Union Subsidiary are complete and correct in all material respects and have been maintained in accordance with Union’s business practices and all applicable Legal Requirements, including the maintenance of any adequate system of internal controls required by the Legal Requirements. The minute books of Union and each Union Subsidiary contain accurate and complete records in all material respects of all meetings held of, and corporate action taken by, its respective stockholders, boards of directors and committees of the boards of directors. At the Closing, all of those books and records will be in the possession of Union and the Union Subsidiaries. Union has provided Centrue with full and complete access to unredacted copies of all finally approved minutes of the meetings of Union’s board of directors held in 2005 and 2006.
      Section 5.9     Title to Properties. Union and each Union Subsidiary has good and marketable title to all assets and properties, whether real or personal, tangible or intangible, that it purports to own, subject to no valid liens, mortgages, security interests, encumbrances or charges of any kind except: (a) as noted in the most recent Union Financial Statement or on Schedule 5.9; (b) statutory liens for Taxes not yet delinquent or being contested in good faith by appropriate Proceedings and for which appropriate reserves have been established and reflected on the Union Financial Statements; (c) pledges or liens required to be granted in connection with the acceptance of government deposits, granted in connection with repurchase or reverse repurchase agreements, pursuant to borrowings from Federal Home Loan Banks or Federal Reserve Banks or otherwise incurred in the Ordinary Course of Business; and (d) minor defects and irregularities in title and encumbrances that do not materially impair the use thereof for the purposes for which they are held. Except as set forth on Schedule 5.9, Union and each Union Subsidiary as lessee has the right under valid and existing leases to occupy, use, possess and control any and all of the respective property leased by it. Except where any failure would not reasonably be expected to have a Material Adverse Effect on Union on a consolidated basis, all buildings and structures owned by Union and each Union Subsidiary lie wholly within the boundaries of the real property owned or validly leased by it, and do not encroach upon the property of, or otherwise conflict with the property rights of, any other Person.
      Section 5.10     Condition and Sufficiency of Assets. The buildings, structures and equipment of Union and each Union Subsidiary are structurally sound, are in good operating condition and repair, and are adequate for the uses to which they are being put, and none of such buildings, structures or equipment is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in the aggregate in nature or in cost. Except where any failure would not reasonably be expected to have a Material Adverse Effect on Union on a consolidated basis, the real property, buildings, structures and equipment owned or leased by Union and each Union Subsidiary are in compliance with the Americans with Disabilities Act of 1990, as amended, and the regulations promulgated thereunder, and all other building and development codes and other restrictions, including subdivision regulations, building and construction regulations, drainage codes, health, fire and safety laws and regulations, utility tariffs and regulations, conservation laws and zoning laws and ordinances. The assets and properties, whether real or personal, tangible or intangible, that Union or any Union Subsidiary purport to own or lease are sufficient for the continued conduct of the business of Union and each Union Subsidiary after the Closing in substantially the same manner as conducted prior to the Closing.
      Section 5.11     Loan Loss Reserve. All loans and loan commitments extended by UnionBank and any extensions, renewals or continuations of such loans and loan commitments (the “Union Loans”) were made materially in accordance with the lending policies of UnionBank in the Ordinary Course of Business. The Union Loans are evidenced by appropriate and sufficient documentation and constitute valid and binding obligations to UnionBank enforceable in accordance with their terms, except as enforceability may be limited by any bankruptcy, insolvency, reorganization or other laws affecting creditors’ rights generally and subject to general principles of equity. All such Union Loans are, and at the Closing will be, free and clear of any encumbrance or other charge, except for pledges or liens required to be granted pursuant to borrowings from Federal Home Loan Banks or Federal Reserve Banks, and UnionBank has complied, and at the Closing will have complied with, all Legal Requirements relating to such Union Loans, except where any such failure to comply would not reasonably be expected to have a Material Adverse Effect on Union on a consolidated basis. The allowance for loan and lease losses of UnionBank is, and will be on the Closing Date, adequate in all material respects to provide for probable or specific losses, net of recoveries relating to loans previously charged off, and continuous and contains and will contain an additional amount of unallocated reserves for unanticipated future losses at an adequate level. To the Knowledge of Union: (a) none of the Union Loans is subject to any material offset or claim of offset; and (b) the aggregate loan balances in excess of Union’s consolidated allowance for loan and lease losses are based on past loan loss experience, collectible in accordance with their terms (except as limited above) and all uncollectible loans have been charged off.
      Section 5.12     Undisclosed Liabilities; Adverse Changes. Except as set forth on Schedule 5.12, neither Union nor any Union Subsidiary has any material liabilities or obligations of any nature (whether absolute, accrued, contingent or otherwise), except for liabilities or obligations reflected or reserved against in the Union Financial Statements, and current liabilities incurred in the Ordinary Course of Business since the respective dates thereof. Since the date of the latest Union Financial Statement, there has not been any change in the business, operations, properties, prospects, assets or condition of Union or any Union Subsidiary, and, to Union’s Knowledge, no event has occurred or circumstance exists, that has had, or would reasonably be expected to have, a Material Adverse Effect on Union on a consolidated basis.
      Section 5.13     Taxes. Union and each Union Subsidiary has duly filed all material Tax Returns required to be filed by it, and each such Tax Return is complete and accurate in all material respects. Union and each Union Subsidiary has paid, or made adequate provision for the payment of, all Taxes (whether or not reflected in Tax Returns as filed or to be filed) due and payable by Union or any Union Subsidiary, or claimed to be due and payable by any Regulatory Authority, and is not delinquent in the payment of any Tax, except such Taxes as are being contested in good faith and as to which adequate reserves have been provided. There is no claim or assessment pending or, to the Knowledge of Union, Threatened against Union or any Union Subsidiary for any Taxes owed by any of them. No audit, examination or investigation related to Taxes paid or payable by Union or any Union Subsidiary is presently being conducted or, to the Knowledge of Union, Threatened by any Regulatory Authority. Union has delivered to Union true, correct and complete copies of all Tax Returns previously filed with respect to the last three fiscal years by Union and each Union Subsidiary and any Tax examination reports and statements of deficiencies assessed or agreed to for any of Union or any Union Subsidiary for any such time period.
      Section 5.14     Compliance With ERISA. Except as set forth on Schedule 5.14, all employee benefit plans (as defined in Section 3(3) of ERISA) established or maintained by Union or any Union Subsidiary or to which Union or any Union Subsidiary contributes, are in compliance with all applicable requirements of ERISA, and are in compliance with all applicable requirements (including qualification and non-discrimination requirements in effect as of the Closing) of the Code for obtaining the Tax benefits the Code thereupon permits with respect to such employee benefit plans. No such employee benefit plan has any amount of unfunded benefit liabilities (as defined in Section 4001(a)(18) of ERISA) for which Union or any Union Subsidiary would be liable to any Person under Title IV of ERISA if any such employee benefit plan were terminated as of the Closing. Such employee benefit plans are funded in accordance with Section 412 of the Code (if applicable). There would be no obligations of Union or any Union Subsidiary under Title IV of ERISA relating to any such employee benefit plan that is a multi-employer plan if any such plan were terminated or if Union or such Union Subsidiary withdrew from any such plan as of the Closing. All contributions and premium payments due prior to the date hereof have been made, and all contributions and premium payments due prior to Closing will be made by Union or any Union Subsidiary, as applicable, on a timely basis.
      Section 5.15     Compliance With Legal Requirements. Union and each Union Subsidiary holds all licenses, certificates, permits, franchises and rights from all appropriate Regulatory Authorities necessary for the conduct of its respective business. Except as set forth on Schedule 5.15, Union and each Union Subsidiary is, and at all times since January 1, 2003, has been, in compliance with each Legal Requirement that is or was applicable to it or to the conduct or operation of its respective businesses or the ownership or use of any of its respective assets, except where the failure to comply would not reasonably be expected to have a Material Adverse Effect on Union on a consolidated basis. No event has occurred or circumstance exists that (with or without notice or lapse of time): (a) may constitute or result in a violation by Union or any Union Subsidiary of, or a failure on the part of Union or any Union Subsidiary to comply with, any Legal Requirement; or (b) may give rise to any obligation on the part of Union or any Union Subsidiary to undertake, or to bear all or any portion of the cost of, any remedial action of any nature in connection with a failure to comply with any Legal Requirement; except, in either case, where the failure to comply or the violation would not reasonably be expected to have a Material Adverse Effect on Union on a consolidated basis. Except as set forth on Schedule 5.15, neither Union nor any Union Subsidiary has received, at any time since January 1, 2003, any notice or other communication (whether oral or written) from any Regulatory Authority or any other Person, nor does Union have any Knowledge, regarding: (x) any actual, alleged, possible or potential violation of, or failure to comply with, any Legal Requirement; or (y) any actual, alleged, possible, or potential obligation on the part of Union or any Union Subsidiary to undertake, or to bear all or any portion of the cost of, any remedial action of any nature in connection with a failure to comply with any Legal Requirement, except where any such violation, failure or obligation would not reasonably be expected to have a Material Adverse Effect on Union on a consolidated basis
      Section 5.16     Legal Proceedings; Orders.
      (a) Schedule 5.16 is a true and correct list of all Proceedings and Orders pending, entered into or, to the Knowledge of Union, Threatened against, affecting or involving Union or any Union Subsidiary or any of their respective assets or businesses, or the Contemplated Transactions, since January 1, 2003, that has not been fully satisfied or terminated and that would reasonably be expected to have a Material Adverse Effect on Union on a consolidated basis, and there is no fact to Union’s Knowledge that would provide a basis for any such Proceeding or Order. To the Knowledge of Union, no officer, director, agent or employee of Union or any Union Subsidiary is subject to any Order that prohibits such officer, director, agent or employee from engaging in or continuing any conduct, activity or practice relating to the businesses of Union or any Union Subsidiary as currently conducted.
      (b) Neither Union nor any Union Subsidiary: (i) is subject to any cease and desist or other Order or enforcement action issued by, or (ii) is a party to any written agreement, consent agreement or memorandum of understanding with, or (iii) is a party to any commitment letter or similar undertaking to, or (iv) is subject to any order or directive by, or (v) is subject to any supervisory letter from, or (vi) has been ordered to pay any civil money penalty, which has not been paid, by, or (vii) has adopted any policies, procedures or board resolutions at the request of any Regulatory Authority that currently (w) restricts in any material respect the conduct of its business, or (x) that in any material manner relates to its capital adequacy, or (y) restricts its ability to pay dividends, or (z) limits in any material manner its credit or risk management policies, its management or its business; nor has Union or any Union Subsidiary been advised by any Regulatory Authority that it is considering issuing, initiating, ordering or requesting any of the foregoing.
      Section 5.17     Absence of Certain Changes and Events. Except as set forth on Schedule 5.17, since December 31, 2005, Union and each Union Subsidiary have conducted their respective businesses only in the Ordinary Course of Business. Without limiting the foregoing, with respect to each, since December 31, 2005, there has not been any:

(a) change in its authorized or issued capital stock; grant of any stock option or right to purchase shares of its capital stock; issuance of any security convertible into such capital stock or evidences of indebtedness (except in connection with customer deposits); grant of any registration rights; purchase, redemption, retirement or other acquisition by it of any shares of any such capital stock; or declaration or payment of any dividend or other distribution or payment in respect of shares of its capital stock;

(b) amendment to its certificate of incorporation or charter (or similar organizational documents) or bylaws or adoption of any resolutions by its board of directors or stockholders with respect to the same;

(c) payment or increase of any bonus, salary or other compensation to any of its stockholders, directors, officers or employees, except, with respect to employees, for normal salary and bonus increases made in the Ordinary Course of Business or made in accordance with any then existing Union Employee Benefit Plan (as defined below), or entry by it into any employment, consulting, non-competition, change in control, severance or similar Contract with any stockholder, director, officer or employee;

(d) adoption, amendment (except for any amendment necessary to comply with any Legal Requirement) or termination of, or increase in the payments to or benefits under, any Union Employee Benefit Plan;

(e) damage to or destruction or loss of any of its assets or property, whether or not covered by insurance and where the resulting diminution in value individually or in the aggregate was greater than $100,000;

(f) entry into, termination or extension of, or receipt of notice of termination of any joint venture or similar agreement pursuant to any Contract or any similar transaction;

(g) except for this Agreement, entry into any new, or modification, amendment, renewal or extension (through action or inaction) of the terms of any existing lease, Contract or license that has a term of more than one year or that involves the payment by Union or any Union Subsidiary of more than $100,000 in the aggregate;

(h) Union Loan or commitment to make any Union Loan other than in the Ordinary Course of Business;

(i) Union Loan or commitment to make, renew, extend the term or increase the amount of any Loan to any Person if such Union Loan or any other Union Loans to such Person or an Affiliate of such Person is on the “watch list” or similar internal report of Union or any Union Subsidiary, or has been classified as “substandard,” “doubtful,” “loss,” or “other loans specially mentioned” or listed as a “potential problem loan”; provided, however, that nothing in this Section 5.17(i) shall prohibit Union or any Union Subsidiary from honoring any contractual obligation in existence on the date of this Agreement;

(j) sale (other than any sale in the Ordinary Course of Business), lease or other disposition of any of its assets or properties or mortgage, pledge or imposition of any lien or other encumbrance upon any of its material assets or properties except for Tax and other liens that arise by operation of law and with respect to which payment is not past due and except for pledges or liens: (i) required to be granted in connection with the acceptance by UnionBank of government deposits; (ii) granted in connection with repurchase or reverse repurchase agreements; or (iii) otherwise incurred in the Ordinary Course of Business;

(k) incurrence by it of any obligation or liability (fixed or contingent) other than in the Ordinary Course of Business;

(l) cancellation or waiver by it of any claims or rights with a value in excess of $100,000;

(m) aggregate investments by it of a capital nature exceeding $100,000;

(n) except for the Contemplated Transactions, merger or consolidation with or into any other Person, or acquisition of any stock, equity interest or business of any other Person;

(o) transaction for the borrowing or loaning of monies, or any increase in any outstanding indebtedness, other than in the Ordinary Course of Business;

(p) material change in any policies and practices with respect to liquidity management and cash flow planning, marketing, deposit origination, lending, budgeting, profit and Tax planning, accounting or any other material aspect of its business or operations, except for such changes as may be required in the opinion of the management of Union to respond to then current market or economic conditions or as may be required by any Regulatory Authorities;

(q) filing of any applications for additional branches, opening of any new office or branch, closing of any current office or branch or relocation of operations from existing locations;

(r) discharge or satisfaction of any material lien or encumbrance on its assets or repayment of any material indebtedness for borrowed money, except for obligations incurred and repaid in the Ordinary Course of Business;

(s) entry into any Contract or agreement to buy, sell, exchange or otherwise deal in any assets or series of assets in a single transaction in excess of $100,000 in aggregate value, except for sales of Union “other real estate owned” and other repossessed properties or the acceptance of a deed in lieu of foreclosure;

(t) purchase or other acquisition of any investments, direct or indirect, in any derivative securities, financial futures or commodities or entry into any interest rate swap, floors and option agreements or other similar interest rate management agreements;

(u) hiring of any employee with an annual salary in excess of $100,000, except for employees at will who are hired to replace employees who have resigned or whose employment has otherwise been terminated; or

(v) agreement, whether oral or written, by it to do any of the foregoing.
      Section 5.18     Properties, Contracts and Employee Benefit Plans. Except for Contracts evidencing Loans made by UnionBank in the Ordinary Course of Business, Schedule 5.18 lists or describes the following with respect to Union and each Union Subsidiary:

(a) all real property owned by Union and each Union Subsidiary and the principal buildings and structures located thereon, together with the address of such real estate, and each lease of real property to which Union and each Union Subsidiary is a party, identifying the parties thereto, the annual rental payable, the expiration date thereof and a brief description of the property covered, and in each case of either owned or leased real property, the proper identification, if applicable, of each such property as a branch or main office or other office of Union or such Union Subsidiary;

(b) all loan and credit agreements, conditional sales contracts or other title retention agreements or security agreements relating to money borrowed by Union or any Union Subsidiary, exclusive of deposit agreements with customers of UnionBank entered into in the Ordinary Course of Business, agreements for the purchase of federal funds and repurchase agreements;

(c) each Contract that involves the performance of services or delivery of goods or materials by Union or any Union Subsidiary of an amount or value in excess of $100,000;

(d) each Contract that was not entered into in the Ordinary Course of Business and that involves expenditures or receipts of Union or any Union Subsidiary in excess of $100,000;

(e) each Contract not referred to elsewhere in this Section that:

(i) relates to the future purchase of goods or services that materially exceeds the requirements of its respective business at current levels or for normal operating purposes; or

(ii) materially affects the business or financial condition of Union or any Union Subsidiary;

(f) each lease, rental, license, installment and conditional sale agreement and other Contract affecting the ownership of, leasing of, title to or use of, any personal property (except personal property leases and installment and conditional sales agreements having a value per item or aggregate payments of less than $100,000 or with terms of less than one year);

(g) each licensing agreement or other Contract with respect to Intellectual Property Assets, including agreements with current or former employees, consultants or contractors regarding the appropriation or the non-disclosure of any of the Intellectual Property Assets of Union or any Union Subsidiary;

(h) each collective bargaining agreement and other Contract to or with any labor union or other Person representing one or more employees;

(i) each joint venture, partnership and other Contract (however named) involving a sharing of profits, losses, costs or liabilities by Union or any Union Subsidiary with any other Person;

(j) each Contract containing covenants that in any way purport to restrict the business activity of Union or any Union Subsidiary or any Affiliate of any of the foregoing, or limit the ability of Union or any Union Subsidiary or any Affiliate of the foregoing to engage in any line of business or to compete with any Person;

(k) each Contract providing for payments to or by any Person based on sales, purchases or profits, other than direct payments for goods;

(l) the name and annual salary of each director, officer or employee of Union and each Union Subsidiary, and the profit sharing, bonus or other form of compensation (other than salary) paid or payable by Union, each Union Subsidiary or a combination of any of them to or for the benefit of each such person in question for the year ended December 31, 2005, and for the current year, and any employment agreement, consulting agreement, non-competition, severance or change in control agreement or similar arrangement or plan with respect to each such person;

(m) each profit sharing, group insurance, hospitalization, stock option, pension, retirement, bonus, severance, change of control, deferred compensation, stock bonus, stock purchase, employee stock ownership or other employee welfare or benefit agreements, plans or arrangements established, maintained, sponsored or undertaken by Union or any Union Subsidiary for the benefit of the officers, directors or employees of Union or any Union Subsidiary, including each trust or other agreement with any custodian or any trustee for funds held under any such agreement, plan or arrangement, and all other Contracts or arrangements under which pensions, deferred compensation or other retirement benefits are being paid or may become payable by Union or any Union Subsidiary for the benefit of the employees of Union or any Union Subsidiary (collectively, the “Union Employee Benefit Plans”), and, in respect to any of them, the latest reports or forms, if any, filed with the Department of Labor and Pension Benefit Guaranty Corporation under ERISA, any current financial or actuarial reports and any currently effective Internal Revenue Service private rulings or determination letters obtained by or for the benefit of Union or any Union Subsidiary;

(n) the name of each Person who is or would be entitled pursuant to any Contract or Union Employee Benefit Plan to receive any payment from Union or any Union Subsidiary as a result of the consummation of the Contemplated Transactions (including any payment that is or would be due as a result of any actual or constructive termination of a Person’s employment or position following such consummation) and the maximum amount of such payment;

(o) each holder of a Union Stock Option and the number of underlying shares to which each such holder may be entitled to acquire;

(p) each Contract entered into other than in the Ordinary Course of Business that contains or provides for an express undertaking by Union or any Union Subsidiary to be responsible for consequential damages;

(q) each Contract for capital expenditures in excess of $100,000;

(r) each written warranty, guaranty or other similar undertaking with respect to contractual performance extended by Union or any Union Subsidiary other than in the Ordinary Course of Business; and

(s) each amendment, supplement and modification (whether oral or written) in respect of any of the foregoing.
      Copies of each document, plan or Contract listed and described on Schedule 5.18 are appended to such Schedule.

      Section 5.19     No Defaults. Except as set forth on Schedule 5.19, to the Knowledge of Union, each Contract identified or required to be identified on Schedule 5.18 is in full force and effect and is valid and enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other laws affecting creditors rights generally and subject to general principles of equity. Union and each Union Subsidiary is, and at all times since January 1, 2003, has been, in full compliance with all applicable terms and requirements of each Contract under which Union or any Union Subsidiary has or had any obligation or liability or by which Union or any Union Subsidiary or any of their respective assets owned or used by them is or was bound, except where the failure to be in full compliance would not reasonably be expected to have a Material Adverse Effect on Union. To the Knowledge of Union, each other Person that has or had any obligation or liability under any such Contract under which Union or any Union Subsidiary has or had any rights is, and at all times since January 1, 2003, has been in compliance with applicable terms and requirements of such Contract, except where the failure to be in full compliance would not reasonably be expected to have a Material Adverse Effect on Union. No event has occurred or circumstance exists that (with or without notice or lapse of time) may contravene, conflict with or result in a material violation or breach of, or give Union, any Union Subsidiary or other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify, any Contract. Except in the Ordinary Course of Business with respect to any Union Loan, neither Union nor any Union Subsidiary has given to or received from any other Person, at any time since January 1, 2003, any notice or other communication (whether oral or written) regarding any actual, alleged, possible or potential material violation or breach of, or default under, any Contract, that has not been terminated or satisfied prior to the date of this Agreement. Other than in the Ordinary Course of Business in connection with workouts and restructured loans, there are no renegotiations of, attempts to renegotiate or outstanding rights to renegotiate any material amounts paid or payable to Union or any Union Subsidiary under current or completed Contracts with any Person, and no such Person has made written demand for such renegotiation.
      Section 5.20     Insurance. Schedule 5.20 lists the policies and material terms of insurance (including bankers’ blanket bond and insurance providing benefits for employees) owned or held by Union or any Union Subsidiary on the date hereof. Each policy is in full force and effect (except for any expiring policy which is replaced by coverage at least as extensive). All premiums due on such policies have been paid in full.
      Section 5.21     Compliance with Environmental Laws. Except as set forth on Schedule 5.21: (a) there are no Proceedings or Orders against Union or any Union Subsidiary, or, to the Knowledge of Union, any predecessor thereof, with respect to alleged violation of, or liability under, Environmental Laws; (b) to the Knowledge of Union, there is no Threatened Proceeding or Order against Union or any Union Subsidiary, or any predecessor thereof, with respect to the alleged violation of, or liability under, Environmental Laws; (c) to the Knowledge of Union, there is no factual basis for the assertion or commencement of a Proceeding or Order against Union or any Union Subsidiary, or any predecessor thereof, with respect tot the violation of, or liability under, Environmental Laws; and (d) to the Knowledge of Union there are no pending or Threatened Proceedings or Orders against or involving the assets of Union or any Union Subsidiary.
      Section 5.22     Regulatory Filings.
      (a) Except as set forth on Schedule 5.22, Union and each Union Subsidiary have filed all forms, reports and documents required to be filed with: (i) the SEC, and as of the date of this Agreement have delivered or made available to the Seller, in the form filed with the SEC: (A) its Annual Reports on Form 10-K for the fiscal years ended December 31, 2003, 2004 and 2005; (B) all proxy statements relating to Union’s meetings of stockholders (whether annual or special) held since December 31, 2003; (C) all reports on Form 8-K filed by Union with the SEC since December 31, 2003; (D) all other reports or registration statements filed by Union with the SEC since December 31, 2003; and (E) all amendments and supplements to all such reports and registration statements filed by Union with the SEC since December 31, 2003; and (ii) the FDIC, the Federal Reserve Board, the Department and any other applicable federal or state securities or banking authorities (all such reports and statements are collectively referred to with the Union SEC Reports as the “Union Reports”). The Union Reports (x) were prepared in accordance with the requirements of applicable Legal Requirements, and (y) did not at the time they were filed, after giving effect to any amendment thereto filed prior to the date hereof, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information as of a later date (but before the date of this Agreement) is deemed to modify information as of an earlier date.
      (b) Union and, to Union’s Knowledge, each of its executive officers and directors have complied in all material respects with (i) the applicable provisions of the Exchange Act, including the Sarbanes-Oxley Act of 2002 and the regulations promulgated thereunder, as amended, and (ii) the applicable listing and corporate governance rules and regulations of The Nasdaq Stock Market.
      Section 5.23     Fiduciary Accounts. UnionBank has properly administered in all material respects all accounts for which it acts as fiduciary, including accounts for which it serves as trustee, agent, custodian or investment advisor, in accordance with the material terms of the governing documents and applicable state and federal law and regulations and common law. None of UnionBank or any of its directors, officers or employees has committed any breach of trust with respect to any such fiduciary account, and the accountings for each such fiduciary account are true and correct in all material respects and accurately reflect the assets of such fiduciary account.
      Section 5.24     Indemnification Claims. To Union’s Knowledge, no action or failure to take action by any director, officer, employee or agent of Union or any Union Subsidiary has occurred that may give rise to a claim or a potential claim by any such Person for indemnification against Union or any Union Subsidiary under any agreement with, or the corporate indemnification provisions of, Union or any Union Subsidiary, or under any Legal Requirements.
      Section 5.25     Insider Interests. Except as set forth on Schedule 5.25, no officer or director of Union or any Union Subsidiary, any member of the Family of any such Person, and no entity that any such Person “controls” within the meaning of Regulation O of the Federal Reserve, has any loan, deposit account or any other agreement with Union or any Union Subsidiary, any interest in any material property, real, personal or mixed, tangible or intangible, used in or pertaining to the business of Union or any Union Subsidiary.
      Section 5.26     Brokerage Commissions. Except as set forth on Schedule 5.26, none of Union or any Union Subsidiary or any of their respective Representatives has incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement.
      Section 5.27     Approval Delays. To the Knowledge of Union, there is no reason why the granting of any of the regulatory approvals referred to in Section 8.1 would be denied or unduly delayed. UnionBank’s most recent CRA rating is “satisfactory” or better.
      Section 5.28     Disclosure. Neither any representation nor of Union in, nor any schedule to, this Agreement by Union contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances under which they were made, not misleading. No notice given pursuant to Section 7.5 will contain any untrue statement or omit to state a material fact necessary to make the statements therein, or in this Agreement, in light of the circumstances in which they were made, not misleading.
ARTICLE 6
CENTRUE’S COVENANTS
      Section 6.1     Access and Investigation.
      (a) Union and its Representatives shall, at all times during normal business hours and with reasonable advance notice prior to the Closing Date, have full and continuing access to the facilities, operations, records and properties of Centrue and each Centrue Subsidiary in accordance with the provisions of this Section. Union and its Representatives may, prior to the Closing Date, make or cause to be made such reasonable investigation of the operations, records and properties of Centrue and each Centrue Subsidiary and of their respective financial and legal conditions as Union shall deem necessary or advisable to familiarize itself with such records, properties and other matters; provided, however, that such access or investigation shall not interfere materially with the normal operations of Centrue or any Centrue Subsidiary. Upon request, Centrue and each Centrue Subsidiary will furnish Union or its Representatives, attorneys’ responses to auditors’ requests for information regarding Centrue or such Centrue Subsidiary, as the case may be, and such financial and operating data and other information reasonably requested by Union (provided, with respect to attorneys, such disclosure would not result in the waiver by Centrue or any Centrue Subsidiary of any claim of attorney-client privilege), and will permit Union and its Representatives to discuss such information directly with any individual or firm performing auditing or accounting functions for Centrue or such Centrue Subsidiary, and such auditors and accountants shall be directed to furnish copies of any reports or financial information as developed to Union or its Representatives. No investigation by Union or any of its Representatives shall affect the representations and warranties made by Centrue. This Section shall not require the disclosure of any information the disclosure of which to Union would be prohibited by any Legal Requirement.
      (b) Centrue shall allow a representative of Union reasonably acceptable to Centrue to attend as an observer: (i) all meetings of the board of directors of Centrue and each Centrue Subsidiary; and (ii) all meetings of the committees thereof, except for any such meeting if and to the extent that any amendment to this Agreement or the merits of any Acquisition Transaction described in Section 6.6 is discussed, or Centrue is advised by its counsel that the participation by such observer would result in a waiver of Centrue’s attorney-client privilege. Centrue shall give reasonable notice to Union of any such meeting and, if known, the agenda for or business to be discussed at such meeting. Centrue shall provide to Union all information provided to the directors on all such boards and committees in connection with all such meetings or otherwise provided to the directors, except to the extent that such information relates to any amendment to this Agreement or the merits of any Acquisition Transaction is discussed, or Centrue is advised by its counsel that the participation by such observer would result in a waiver of Centrue’s attorney-client privilege. It is understood by the parties that Union’s representative will not have any voting rights with respect to matters discussed at these meetings and shall remain silent during all proceedings, and that Union is not managing the business or affairs of Centrue. All information obtained by Union at these meetings shall be treated in confidence as provided in that certain Confidentiality Agreement dated November 15, 2005, between Centrue and Union (the “Confidentiality Agreement”).
      Section 6.2     Operation of Centrue and Centrue Subsidiaries. Except with the prior written consent of Union, which consent shall not be unreasonably withheld or delayed, between the date of this Agreement and the Closing Date, Centrue will, and will cause each Centrue Subsidiary, to
      (a) conduct its business only in the Ordinary Course of Business;
      (b) use its Best Efforts to preserve intact its current business organization, keep available the services of its current officers, employees and agents, and maintain the relations and goodwill with its suppliers, customers, landlords, creditors, employees, agents and others having business relationships with it;
      (c) confer with Union concerning operational matters of a material nature;
      (d) enter into loan and deposit transactions only in accordance with sound credit practices and only on terms and conditions that are not materially more favorable than those available to the borrower or depositor, as the case may be, from competitive sources in arm’s-length transactions, and, in that connection, from the date hereof to the Closing Date, shall not enter into any new credit or new lending relationship in excess of $3,000,000 to any Person and any director or officer of, or any owner of a 10% or greater equity interest in, such Person; provided, however, that Centrue Bank shall be permitted to make any such loan with the prior written consent of Union, or if Centrue Bank has made a written request for permission to make an otherwise prohibited loan and has provided Union with all information necessary for Union to make an informed decision with respect to such request, and Union has failed to respond to such request within two Business Days after Union’s receipt of such request;
      (e) consistent with past practice, maintain an allowance for possible loan and lease losses which is adequate in all material respects under the requirements of GAAP to provide for possible losses, net of recoveries relating to loans previously charged off, on loans outstanding (including accrued interest receivable);
      (f) maintain all of its assets necessary for the conduct of its business in good operating condition and repair, reasonable wear and tear and damage by fire or unavoidable casualty excepted, and maintain policies of insurance upon its assets and with respect to the conduct of its business in amounts and kinds comparable to that in effect on the date hereof and pay all premiums on such policies when due;
      (g) file in a timely manner all required filings with all Regulatory Authorities and cause such filings to be true and correct in all material respects; and
      (h) maintain its books, accounts and records in the usual, regular and ordinary manner, on a basis consistent with prior years and comply with all Legal Requirements.
      Section 6.3     Negative Covenant. Except as otherwise expressly permitted by this Agreement, and as contemplated by Schedule 4.17, between the date of this Agreement and the Closing Date, Centrue will not, and will cause each Centrue Subsidiary not to, without the prior written consent of Union, which consent shall not be unreasonably withheld or delayed, take any affirmative action, or fail to take any reasonable action within its control, as a result of which any of the changes or events listed in Section 4.17 is likely to occur.
      Section 6.4     Subsequent Centrue Financial Statements; SEC Reports. As soon as available after the date hereof, Centrue will furnish Union copies of (a) the quarterly unaudited consolidated balance sheets, consolidated statements of income, consolidated statements of cash flows and consolidated statements of stockholders’ equity, of Centrue prepared for its internal use, (b) Centrue Bank’s Call Reports for each quarterly period completed after March 31, 2006, (c) all monthly financial reports or statements submitted after the date hereof by Centrue or Centrue Bank to the board of directors of Centrue or Centrue Bank, and (d) all other financial reports or statements submitted after the date hereof by Centrue or Centrue Bank to Regulatory Authorities, to the extent permitted by law (collectively, the “Subsequent Centrue Financial Statements”). Without limitation of the foregoing, as soon as available, if at all, Centrue will deliver to Union complete copies of any reports filed with the SEC after March 31, 2006 (collectively, the “Centrue SEC Filings”). Except as may be required by changes in GAAP effective after the date hereof, the Subsequent Centrue Financial Statements shall be prepared on a basis consistent with past accounting practices and shall fairly present in all material respects the consolidated financial condition and results of operations for the dates and periods presented. The Subsequent Centrue Financial Statements will not include any material assets or omit to state any material liabilities, absolute or contingent, or other facts, which inclusion or omission would render such Subsequent Centrue Financial Statements misleading in any material respect. The Centrue SEC Filings will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements contained therein not misleading.
      Section 6.5     Advice of Changes. Between the date of this Agreement and the Closing Date, Centrue will promptly notify Union in writing if Centrue or any Centrue Subsidiary becomes aware of any fact or condition that causes or constitutes a breach of any of Centrue’s representations and warranties as of the date of this Agreement, or if Centrue or any Centrue Subsidiary becomes aware of the occurrence after the date of this Agreement of any fact or condition that would (except as expressly contemplated by this Agreement) cause or constitute a breach of any such representation or warranty had such representation or warranty been made as of the time of occurrence or discovery of such fact or condition. If any such fact or condition would require any change in the Centrue Schedules if such Centrue Schedules were dated the date of the occurrence or discovery of any such fact or condition, Centrue will promptly deliver to Union a supplement to the Centrue Schedules specifying such change. During the same period, Centrue will promptly notify Union of the occurrence of any breach of any covenant of Centrue in this Article or of the occurrence of any event that might reasonably be expected to make the satisfaction of the conditions in Article 9 impossible or unlikely.
      Section 6.6     Other Offers. Until such time, if any, as this Agreement is terminated pursuant to Article 11, Centrue will not, and will cause each Centrue Subsidiary and their respective Representatives not to, directly or indirectly solicit, initiate or encourage any inquiries or proposals from, discuss or negotiate with, provide any non-public information to, or consider the merits of any unsolicited inquiries or proposals from, any Person (other than Union) relating to any Acquisition Transaction or a potential Acquisition Transaction involving Centrue or any Centrue Subsidiary. Notwithstanding the foregoing, Centrue may provide information at the request of, or enter into negotiations with, a third party with respect to an Acquisition Transaction if the board of directors of Centrue determines, in good faith, that the exercise of its fiduciary duties to Centrue’s stockholders under applicable law, as advised by its counsel, requires it to take such action, and, provided further, that Centrue may not, in any event, provide to such third party any information which it has not provided to Union. Centrue shall promptly notify Union orally, confirmed in writing, in the event it receives any such inquiry or proposal and shall provide reasonable detail of all relevant facts relating to such inquiries.
      Section 6.7     Voting Agreement. Concurrently with the execution and delivery of this Agreement, Centrue shall deliver to Union a voting agreement in the form of Exhibit D, signed by all directors of Centrue and Centrue Bank who are holders of Centrue Common Stock.
      Section 6.8     Stockholders’ Meeting. Centrue shall cause a meeting of its stockholders for the purpose of acting upon this Agreement to be held at the earliest practicable date after the Registration Statement (as defined below) has been declared effective by the SEC. Centrue shall mail to its stockholders at least twenty Business Days prior to such meeting, notice of such meeting together with the Proxy Statement-Prospectus (as defined below), which shall include a copy of this Agreement. Subject to its fiduciary duties, Centrue and its board of directors shall recommend to stockholders the approval of this Agreement and shall solicit proxies voting only in favor thereof from the stockholders of Centrue. For the avoidance of doubt, the parties acknowledge that the failure of Centrue to cause a meeting of its stockholders to be held for the purposes set forth in the Agreement or otherwise to make the recommendations required by or to withdraw, modify or change such recommendation as provided in the provisions of this Section 6.8 shall be deemed to have a Material Adverse Effect on Centrue on a consolidated basis and on Union’s and its stockholders’ rights under this Agreement.
      Section 6.9     Information Provided to Union. Centrue agrees that the information concerning Centrue or any Centrue Subsidiary that is provided or to be provided by Centrue to Union for inclusion or that is included in the Registration Statement or Proxy Statement-Prospectus and any other documents to be filed with any Regulatory Authority in connection with the Contemplated Transactions will, at the respective times such documents are filed and, in the case of the Registration Statement, when it becomes effective and, with respect to the Proxy Statement-Prospectus, when mailed, will not be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading or, in the case of the Proxy Statement-Prospectus, or any amendment thereof or supplement thereto, at the time of the meeting of Centrue’s stockholders referred to above, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the meeting in connection with which the Proxy Statement-Prospectus shall be mailed. Notwithstanding the foregoing, Centrue shall have no responsibility for the truth or accuracy of any information with respect to Union or any Union Subsidiary or any of their Affiliates contained in the Registration Statement or the Proxy Statement-Prospectus or in any document submitted to, or other communication with, any Regulatory Authority.
      Section 6.10     Termination of Employee Benefit Plans. To the extent permitted by applicable Legal Requirements and except as otherwise agreed to pursuant to Section 7.11, upon the written request of Union, Centrue shall take such action as may be necessary to terminate any Centrue Employee Benefit Plan on or before the Closing on terms reasonably acceptable to Union; provided, however, that Centrue or Centrue Bank shall not be obligated to take any such requested action that is irrevocable until immediately prior to the Closing.
      Section 6.11     Accounting and Other Adjustments. Centrue agrees that it shall, and shall cause each Centrue Subsidiary, to: (a) make any accounting adjustments or entries to its books of account and other financial records; (b) make additional provisions to any allowance for loan and lease losses; (c) sell or transfer any investment securities held by it; (d) charge-off any loan or lease; (e) create any new reserve account or make additional provisions to any other existing reserve account; (f) make changes in any accounting method; (g) accelerate, defer or accrue any anticipated obligation, expense or income item; and (h) make any other adjustments that would affect the financial reporting of Union, on a consolidated basis after the Effective Time, in any case as Union shall reasonably request, provided, however, that neither Centrue nor any Centrue Subsidiary shall be obligated to take any such requested action until immediately prior to the Closing and at such time as Centrue shall have received reasonable assurances that all conditions precedent to Centrue’s obligations under this Agreement (except for the completion of actions to be taken at the Closing) have been satisfied.
      Section 6.12     Capital Stock. Except as otherwise permitted in or contemplated by this Agreement, including in connection with the Daiber Employment Agreement and the employment agreements contemplated by Section 8.4, and without the prior written consent of Union, from the date of this Agreement to the earlier of the Effective Time or the termination of this Agreement, Centrue shall not, and shall not enter into any agreement to, issue, sell or otherwise permit to become outstanding any additional shares of Centrue Common Stock or any other capital stock of Centrue, or any stock appreciation rights, or any option, warrant, conversion or other right to acquire any such stock, or any security convertible into any such stock, other than pursuant to (a) the Centrue Stock Incentive Plan, the aggregate number of shares of Centrue Common Stock covered by all existing grants (not taking into account the grants contemplated by the Daiber Employment Agreement and the employment agreements contemplated by Section 8.4) being no more than 204,800 shares, (b) the Centrue 401(k) Savings Plan or (c) the Centrue Deferred Compensation Plan. No additional shares of Centrue Common Stock shall become subject to new grants of employee stock options, stock appreciation rights or similar stock based employee compensation rights, except as otherwise provided in Section 8.7.
      Section 6.13     Employment Agreement. Concurrently with the execution and delivery of this Agreement, Centrue shall cause to be delivered to Union an employment agreement in the form of Exhibit F-1, signed by Thomas A. Daiber (the “Daiber Employment Agreement”) to be effective at the Effective Time.
ARTICLE 7
UNION’S COVENANTS
      Section 7.1     Access and Investigation.
      (a) Centrue and its Representatives shall, at all times during normal business hours and with reasonable advance notice prior to the Closing Date, have full and continuing access to the facilities, operations, records and properties of Union and each Union Subsidiary in accordance with the provisions of this Section. Centrue and its Representatives may, prior to the Closing Date, make or cause to be made such reasonable investigation of the operations, records and properties of Union and each Union Subsidiary and of their respective financial and legal conditions as Centrue shall deem necessary or advisable to familiarize itself with such records, properties and other matters, provided, however, that such access or investigation shall not interfere materially with the normal operations of Union or any Union Subsidiary. Upon request, Union and each Union Subsidiary will furnish Centrue or its Representatives, attorneys’ responses to auditors’ requests for information regarding Union or such Union Subsidiary, as the case may be, and such financial and operating data and other information reasonably requested by Centrue (provided, with respect to attorneys, such disclosure would not result in the waiver by Union or UnionBank of any claim of attorney-client privilege), and will permit Centrue and its Representatives to discuss such information directly with any individual or firm performing auditing or accounting functions for Union or such Union Subsidiary, and such auditors and accountants shall be directed to furnish copies of any reports or financial information as developed to Centrue or its Representatives. No investigation by Centrue or any of its Representatives shall affect the representations and warranties made by Union. This Section shall not require the disclosure of any information the disclosure of which to Centrue would be prohibited by any Legal Requirement.
      (b) Union shall allow a representative of Centrue to attend as an observer: (i) all meetings of the board of directors of Union and each Union Subsidiary; and (ii) all meetings of the committees thereof, except for any such meeting if and to the extent that any of the Contemplated Transactions is discussed, or Union is advised by its counsel that the participation by such observer would result in a waiver of Union’s attorney-

client privilege. Union shall give reasonable notice to Centrue of any such meeting and, if known, the agenda for or business to be discussed at such meeting. Union shall provide to Centrue all information provided to the directors on all such boards and committees in connection with all such meetings or otherwise provided to the directors, except to the extent that such information relates to any amendment to this Agreement or the merits of any Acquisition Transaction is discussed, or Union is advised by its counsel that the participation by such observer would result in a waiver of Union’s attorney-client privilege. It is understood by the parties that Centrue’s representative will not have any voting rights with respect to matters discussed at these meetings and shall remain silent during all proceedings, and that Centrue is not managing the business or affairs of Union. All information obtained by Centrue at these meetings shall be treated in confidence as provided in the Confidentiality Agreement.
      Section 7.2     Operation of Union and Union Subsidiaries. Except with the prior written consent of Centrue, which consent shall not be unreasonably withheld or delayed, between the date of this Agreement and the Closing Date, Union will, and will cause each Union Subsidiary, to
      (a) conduct its business only in the Ordinary Course of Business;
      (b) use its Best Efforts to preserve intact its current business organization, keep available the services of its current officers, employees and agents, and maintain the relations and goodwill with its suppliers, customers, landlords, creditors, employees, agents and others having business relationships with it;
      (c) confer with Centrue concerning operational matters of a material nature;
      (d) enter into loan and deposit transactions only in accordance with sound credit practices and only on terms and conditions that are not materially more favorable than those available to the borrower or depositor, as the case may be, from competitive sources in arm’s-length transactions, and, in that connection, from the date hereof to the Closing Date, shall not enter into any new credit or new lending relationship in excess of $3,000,000 to any Person and any director or officer of, or any owner of a 10% or greater equity interest in, such Person; provided, however, that UnionBank shall be permitted to make any such loan with the prior written consent of Centrue, or if UnionBank has made a written request for permission to make an otherwise prohibited loan and has provided Centrue with all information necessary for Centrue to make an informed decision with respect to such request, and Centrue has failed to respond to such request within two Business Days after Centrue’s receipt of such request;
      (e) consistent with past practice, maintain an allowance for possible loan and lease losses which is adequate in all material respects under the requirements of GAAP to provide for possible losses, net of recoveries relating to loans previously charged off, on loans outstanding (including accrued interest receivable);
      (f) maintain all of its assets necessary for the conduct of its business in good operating condition and repair, reasonable wear and tear and damage by fire or unavoidable casualty excepted, and maintain policies of insurance upon its assets and with respect to the conduct of its business in amounts and kinds comparable to that in effect on the date hereof and pay all premiums on such policies when due;
      (g) file in a timely manner all required filings with all Regulatory Authorities and cause such filings to be true and correct in all material respects; and
      (h) maintain its books, accounts and records in the usual, regular and ordinary manner, on a basis consistent with prior years and comply with all Legal Requirements.
      Section 7.3     Negative Covenant. Except as otherwise expressly permitted by this Agreement, and as contemplated by Schedule 5.17, between the date of this Agreement and the Closing Date, Union will not, and will cause each Union Subsidiary not to, without the prior written consent of Centrue, which consent shall not be unreasonably withheld or delayed, take any affirmative action, or fail to take any reasonable action within its control, as a result of which any of the changes or events listed in Section 5.17 is likely to occur.
      Section 7.4     Subsequent Union Financial Statements; Securities Reports. As soon as available after the date hereof, Union will furnish Centrue copies of (a) the quarterly unaudited consolidated balance sheets, consolidated statements of income, consolidated statements of cash flows and consolidated statements of stockholders’ equity, of Union prepared for its internal use, (b) UnionBank’s Call Reports for each quarterly period completed after March 31, 2006, (c) all monthly financial reports or statements submitted after the date hereof by Union or UnionBank to the board of directors of Union or UnionBank, and (d) all other financial reports or statements submitted after the date hereof by Union or UnionBank to Regulatory Authorities, to the extent permitted by law (collectively, the “Subsequent Union Financial Statements”). Without limitation of the foregoing, as soon as available, if at all, Union will deliver to Centrue complete copies of any reports filed with the SEC after March 31, 2006 (collectively, the “Union SEC Filings”). Except as may be required by changes in GAAP effective after the date hereof, the Subsequent Union Financial Statements shall be prepared on a basis consistent with past accounting practices and shall fairly present in all material respects the consolidated financial condition and results of operations for the dates and periods presented. The Subsequent Union Financial Statements will not include any material assets or omit to state any material liabilities, absolute or contingent, or other facts, which inclusion or omission would render such Subsequent Union Financial Statements misleading in any material respect. The Union SEC Filings will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements contained therein not misleading.
      Section 7.5     Advice of Changes. Between the date of this Agreement and the Closing Date, Union will promptly notify Centrue in writing if Union or any Union Subsidiary becomes aware of any fact or condition that causes or constitutes a breach of any of Union’s representations and warranties as of the date of this Agreement, or if Union or any Union Subsidiary becomes aware of the occurrence after the date of this Agreement of any fact or condition that would (except as expressly contemplated by this Agreement) cause or constitute a breach of any such representation or warranty had such representation or warranty been made as of the time of occurrence or discovery of such fact or condition. If any such fact or condition would require any change in the Union Schedules if such Union Schedules were dated the date of the occurrence or discovery of any such fact or condition, Union will promptly deliver to Centrue a supplement to the Union Schedules specifying such change. During the same period, Union will promptly notify Centrue of the occurrence of any breach of any covenant of Union in this Article or of the occurrence of any event that might reasonably be expected to make the satisfaction of the conditions in Article 10 impossible or unlikely.
      Section 7.6     Other Offers. Until such time, if any, as this Agreement is terminated pursuant to Article 11, Union will not, and will cause each Union Subsidiary and their respective Representatives not to, directly or indirectly solicit, initiate or encourage any inquiries or proposals from, discuss or negotiate with, provide any non-public information to, or consider the merits of any unsolicited inquiries or proposals from, any Person relating to any Acquisition Transaction or a potential Acquisition Transaction involving Union or any Union Subsidiary. Notwithstanding the foregoing, Union may provide information at the request of, or enter into negotiations with, a third party with respect to an Acquisition Transaction if the board of directors of Union determines, in good faith, that the exercise of its fiduciary duties to Union’s stockholders under applicable law, as advised by its counsel, requires it to take such action, and, provided further, that Union may not, in any event, provide to such third party any information which it has not provided to Centrue. Union shall promptly notify Centrue orally, confirmed in writing, in the event it receives any such inquiry or proposal and shall provide reasonable detail of all relevant facts relating to such inquiries.
      Section 7.7     Voting Agreement. Concurrently with the execution and delivery of this Agreement, Union shall deliver to Centrue a voting agreement in the form of Exhibit E, signed by all directors of Union and UnionBank who are holders of Union Common Stock.
      Section 7.8     Stockholders’ Meeting. Union shall cause a meeting of its stockholders for the purpose of acting upon this Agreement, and, in Union’s discretion, for the purpose of amending and restating its certificate of incorporation and bylaws as set forth herein, to be held at the earliest practicable date after the Registration Statement has been declared effective by the SEC. Union shall mail to its stockholders at least twenty Business Days prior to such meeting, notice of such meeting together with the Proxy Statement-Prospectus, which shall include a copy of this Agreement. Subject to its fiduciary duties, Union and its board of directors shall recommend to stockholders the approval of this Agreement and shall solicit proxies voting only in favor thereof from the stockholders of Union. For the avoidance of doubt, the parties acknowledge that the failure of Union to cause a meeting of its stockholders to be held for the purposes set forth in the Agreement or otherwise to make the recommendations required by or to withdraw, modify or change such recommendation as provided in the provisions of this Section 7.8 shall be deemed to have a Material Adverse Effect on Union on a consolidated basis and on Centrue’s and its stockholders’ rights under this Agreement.
      Section 7.9     Information Provided to Centrue. Union agrees that none of the information concerning Union or any Union Subsidiary that is provided or to be provided by Union to Centrue for inclusion or that is included in the Registration Statement or Proxy Statement-Prospectus and any other documents to be filed with any Regulatory Authority in connection with the Contemplated Transactions will, at the respective times such documents are filed and, in the case of the Registration Statement, when it becomes effective and, with respect to the Proxy Statement-Prospectus, when mailed, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading or, in the case of the Proxy Statement-Prospectus, or any amendment thereof or supplement thereto, at the time of the meeting of Union’s stockholders referred to above, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the meeting in connection with which the Proxy Statement-Prospectus shall be mailed. Notwithstanding the foregoing, Union shall have no responsibility for the truth or accuracy of any information with respect to Centrue or any Centrue Subsidiary or any of their Affiliates contained in the Registration Statement or the Proxy Statement-Prospectus or in any document submitted to, or other communication with, any Regulatory Authority.
      Section 7.10     Indemnification. Except as may be limited by applicable Legal Requirements, Union shall honor any of Centrue’s obligations in respect of indemnification and advancement of expenses currently provided by Centrue in its certificate of incorporation or bylaws in favor of the current and former directors and officers of Centrue and Centrue Bank for not less than six years from the Effective Time with respect to matters occurring prior to the Effective Time. Notwithstanding any provision of Section 7.2, Union shall acquire and maintain for a period of six years extended insurance coverage of acts or omissions occurring at or prior to the Effective Time with respect to those persons who are currently covered by Centrue’s director and officer liability policies of insurance (commonly referred to as “tail coverage”) on terms with respect to such coverage and amount substantially similar to the terms and conditions of Centrue’s director and officer liability policies of insurance in effect immediately prior to the Effective Time, so long as such coverage is available on commercially reasonable terms, in the reasonable judgment of Centrue and Union.
      Section 7.11     Employee Benefits. Union agrees that all former employees of Centrue or Centrue Bank who become employees of Union or any of its Subsidiaries shall receive credit for their past service with Centrue or Centrue Bank for purposes of eligibility and vesting under Union’s profit sharing plan. Centrue and Union shall use their respective Best Efforts to determine prior to the Closing the types of benefits to be offered after the Effective Time by the Surviving Corporation to former employees of Centrue or Centrue Bank and continuing employees of Union and UnionBank who become employees of the Surviving Corporation or the Resulting Bank, as applicable.
      Section 7.12     Authorization and Reservation of Union Common Stock. The board of directors of Union shall, as of the date hereof, authorize and reserve the maximum number of shares of Union Common Stock to be issued pursuant to this Agreement and take all other necessary corporate action to consummate the Contemplated Transactions.
      Section 7.13     Nasdaq Listing. Union shall use its Best Efforts to list on the Nasdaq National Market, subject to official notice of issuance, the shares of Union Common Stock to be issued in connection with the Merger.
      Section 7.14     Union Board. Union shall take all action necessary to ensure that the board of directors, including all committees thereof, of the Surviving Corporation will be as set forth in Exhibit C.
      Section 7.15     Capital Stock. Except as otherwise permitted in or contemplated by this Agreement, including in connection with the Yeoman Employment Agreement, the Stevenson Employment Agreement and the employment agreements contemplated by Section 8.4, and without the prior written consent of

Centrue, from the date of this Agreement to the earlier of the Effective Time or the termination of this Agreement, Union shall not, and shall not enter into any agreement to, issue, sell or otherwise permit to become outstanding any additional shares of Union Common Stock or any other capital stock of Union, or any stock appreciation rights, or any option, warrant, conversion or other right to acquire any such stock, or any security convertible into any such stock, other than (a) pursuant to the Union Stock Option Plans, the aggregate number of shares of Union Common Stock covered by all existing grants (not taking into account the grants contemplated by the Yeoman Employment Agreement, the Stevenson Employment Agreement and the employment agreements contemplated by Section 8.4) being no more than 288,175 shares, (b) the Union 401(k) Profit Sharing Plan or (c) the 172,140 shares of Union Common Stock issuable upon conversion of the currently outstanding shares of Series A Stock. No additional shares of Union Common Stock shall become subject to new grants of employee stock options, stock appreciation rights or similar stock based employee compensation rights, except as otherwise provided in Section 8.7.
      Section 7.16     Dividends. Notwithstanding anything contained herein to the contrary, between the date of this Agreement and the Effective Time, Union may continue to declare and pay to its stockholders, on dates consistent with its past practices, its normal quarterly cash dividend not to exceed $0.12 per share of Union Common Stock, and shall declare, pay or make no other dividend or other distribution or payment in respect of, or redemption of, shares of Union Common Stock, provided, however, that Union shall not declare the record date for any dividend, or pay or make any such dividend or other distribution or payment, in the quarter in which the Effective Time shall occur, unless such record date and payment date take place after the Effective Time. If Union does not declare and pay permitted dividends on its Union Common Stock in a particular calendar quarter because of Union’s reasonable expectation that the Effective Time would occur in such quarter, and the Effective Time does not in fact occur in said calendar quarter, then, as a result thereof, Union shall be entitled to declare and pay a permitted dividend on said shares of Union Common Stock for said calendar quarter as soon as reasonably practicable.
      Section 7.17     Employment Agreements. Concurrently with the execution and delivery of this Agreement, Union shall cause to be executed and delivered: (a) by both parties: (i) an employment agreement in the form of Exhibit F-2, signed by Scott A. Yeoman (the “Yeoman Employment Agreement”); and (ii) an employment agreement in the form of Exhibit F-3, signed by Kurt Stevenson (the “Stevenson Employment Agreement”), each to be effective at the Effective Time; and (b) by Union, the Daiber Employment Agreement.
ARTICLE 8
COVENANTS OF ALL PARTIES
      Section 8.1     Regulatory Approvals. By no later than thirty days after the date of this Agreement, Centrue shall make or cause to be made all appropriate filings with Regulatory Authorities for approval of the Contemplated Transactions, including the preparation of an application or any amendment thereto or any other required statements or documents filed or to be filed by any party with: (a) the Federal Reserve pursuant to the BHCA; (b) the Department pursuant to the Illinois Banking Act; (c) the FDIC pursuant to the FDI Act; and (d) any other Person or Regulatory Authority pursuant to any applicable Legal Requirement, for authority to consummate the Contemplated Transactions. Centrue shall pursue in good faith the regulatory approvals necessary to consummate the Contemplated Transactions. In advance of any filing made under this Section, Union and its counsel shall be provided with the opportunity to comment thereon, and Centrue agrees promptly to advise Union and its counsel of any material communication received by it or its counsel from any Regulatory Authorities with respect to such filings, and to provide copies of any such written communication to Union and its counsel.
      Section 8.2     SEC Registration. By no later than sixty days after the date of this Agreement, Union shall file with the SEC a registration statement on an appropriate form under the Securities Act covering the shares of Union Common Stock to be issued pursuant to this Agreement and shall use all reasonable efforts to cause the same to become effective and thereafter, until the Effective Time or lawful termination of this Agreement, to keep the same effective and, if necessary, amend and supplement the same (such registration statement, and any amendments and supplements thereto, is referred to as the “Registration Statement”). The Registration Statement shall include a proxy statement-prospectus prepared by Union and Centrue (the “Proxy Statement-Prospectus”), for use in connection with the meetings of the stockholders of Union and Centrue referred to in Section 7.8 and Section 6.8, respectively, all in accordance with the rules and regulations of the SEC. Union shall, as soon as practicable after the execution of this Agreement, make all filings required to obtain all permits, authorizations, consents or approvals required under any applicable Legal Requirements (including all state securities laws) for the issuance of the shares of Union Common Stock to stockholders of Centrue. In advance of any filing made under this Section, Union and Centrue and their respective counsel shall be provided with the opportunity to comment thereon, and Union and Centrue each agree promptly to advise each other and each other’s counsel of any material communication received by it or its counsel from the SEC or any other Regulatory Authorities with respect to such filings, and to provide to the other party and its counsel copies of any such written communications.
      Section 8.3     Necessary Approvals. Union and Centrue agree that Union’s counsel will have primary responsibility for preparation of the Registration Statement and Centrue will have primary responsibility for the preparation of the necessary applications for regulatory approval of the Contemplated Transactions. Each of Union and Centrue and their respective Subsidiaries agree fully and promptly to cooperate with each other and their respective counsels and accountants in connection with any steps to be taken as part of their obligations under this Agreement.
      Section 8.4     Customer and Employee Relationships. Each of Union and Centrue agrees that its respective Representatives may jointly:

(a) participate in meetings or discussions with officers and employees of Centrue and Union and their Subsidiaries in connection with employment opportunities with Union after the Effective Time, and, in connection therewith, the parties acknowledge that Union may, after consultation with and upon the consent of Centrue, enter into employment agreements in the applicable form attached as Exhibit G with the individuals listed, and pursuant to the terms identified, on Exhibit G; and

(b) contact Persons having dealings with Centrue or Union or any of its respective Subsidiaries for the purpose of informing such Persons of the services to be offered by Union after the Effective Time.
      Section 8.5     Publicity. Prior to the Effective Time, the parties to this Agreement will consult with each other before issuing any press releases or otherwise making any public statements with respect to this Agreement or the Contemplated Transactions and shall not issue any such press release or make any such public statement without the prior consent of the other parties, except as may be required by law.
      Section 8.6     Best Efforts; Cooperation. Each of Union and Centrue agrees to exercise good faith and use its Best Efforts to satisfy the various covenants and conditions to Closing in this Agreement, and to consummate the transactions contemplated hereby as promptly as possible. Neither Union nor Centrue will intentionally take or intentionally permit to be taken any action that would be a breach of the terms or provisions of this Agreement. Between the date of this Agreement and the Closing Date, each of Union and Centrue will, and will cause each Union Subsidiary and Centrue Subsidiary, respectively, and all of their respective Affiliates and Representatives to, cooperate with respect to all filings that any party is required by Legal Requirements to make in connection with the Contemplated Transactions.
      Section 8.7     Stay Bonuses. The parties hereto acknowledge that Centrue and Union shall be permitted to commit to pay certain stay bonus payments to employees of Centrue or any Centrue Subsidiary, or Union or any Union Subsidiary, as applicable; and Union shall be permitted to commit to make, at or after the Effective Time, new grants of employee stock options to employees of Centrue or any Centrue Subsidiary, or Union or any Union Subsidiary, each as reasonably and mutually agreed to be Centrue and Union, provided, however, that neither Centrue nor Union shall be obligated to pay any bonus payment or make any option grant unless and until such employee executes and delivers a Stay Bonus Agreement in a form that is reasonably and mutually agreed to by Centrue, Union and their respective counsel, which agreement shall govern the obligation to make any such bonus payment or option grant.

ARTICLE 9
CONDITIONS PRECEDENT TO OBLIGATIONS OF UNION
      The obligations of Union to consummate the Contemplated Transactions and to take the other actions required to be taken by Union at the Closing are subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Union, in whole or in part):
      Section 9.1     Accuracy of Representations and Warranties. All of the representations and warranties of Centrue set forth in this Agreement, when read without regard to any qualification as to materiality or Material Adverse Effect contained therein, shall be true and correct with the same force and effect as if all of such representations and warranties were made at the Closing Date (provided, however, that to the extent such representations and warranties expressly relate to an earlier date, such representations shall be true and correct on and as of such earlier date), except for any untrue or incorrect representations or warranties that individually or in the aggregate do not have a Material Adverse Effect on Centrue on a consolidated basis or on Union’s or its stockholders’ rights under this Agreement.
      Section 9.2     Centrue’s Performance. All of the covenants and obligations to be performed or complied with by Centrue under the terms of this Agreement on or prior to the Closing Date, when read without regard to any qualification as to materiality or Material Adverse Effect contained therein, shall have been performed or complied with by Centrue, except where any non-performance or noncompliance would not have a Material Adverse Effect on Centrue on a consolidated basis or on Union’s or its stockholders’ rights under this Agreement.
      Section 9.3     Documents Satisfactory. All proceedings, corporate or other, to be taken by Centrue in connection with the Contemplated Transactions, and all documents incident thereto, shall be reasonably satisfactory in form and substance to counsel for Union.
      Section 9.4     Corporate Approval. This Agreement and the Contemplated Transactions shall have been duly and validly approved as necessary under applicable Legal Requirements by the stockholders of Union and Centrue.
      Section 9.5     No Proceedings. Since the date of this Agreement, there must not have been commenced or Threatened against Centrue or any Centrue Subsidiary any Proceeding: (a) involving any challenge to, or seeking damages or other relief in connection with, any of the Contemplated Transactions; or (b) that may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the Contemplated Transactions, in either case that would have a Material Adverse Effect on Centrue on a consolidated basis or on Union’s or its stockholders’ rights under this Agreement.
      Section 9.6     Absence of Material Adverse Changes. From the date hereof to the Closing, there shall be and have been no event or occurrence that had or would have a Material Adverse Effect on Centrue on a consolidated basis.
      Section 9.7     Consents and Approvals. Any consents or approvals required to be secured by either party by the terms of this Agreement shall have been obtained and shall be reasonably satisfactory to Union, and all applicable waiting periods shall have expired, except to the extent that the failure to obtain any such consents or approvals would not have a Material Adverse Effect on Centrue on a consolidated basis or on Union’s or its stockholders’ rights under this Agreement.
      Section 9.8     No Prohibition. Neither the consummation nor the performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time), contravene, or conflict with or result in a violation of: (a) any applicable Legal Requirement or Order; or (b) any Legal Requirement or Order that has been published, introduced, or otherwise proposed by or before any Regulatory Authority.
      Section 9.9     Registration Statement. The Registration Statement shall have become effective and no stop order suspending such effectiveness shall have been issued or threatened by the SEC that suspends the effectiveness of the Registration Statement and no Proceeding shall have been commenced or be pending or Threatened for such purpose.

      Section 9.10     Fairness Opinion. As of the date of this Agreement and prior to distribution of the Proxy Statement-Prospectus to the stockholders of Union, Union shall have received an opinion from Sandler O’Neill & Partners, L.P. to the effect that the consideration to be paid to Centrue’s stockholders in connection with the Merger is fair from a financial point of view, and the same shall not have been withdrawn prior to the Closing.
      Section 9.11     Additional Agreements. Each of the Daiber Employment Agreement, the Yeoman Employment Agreement and the Stevenson Employment Agreement shall be in full force and effect, Thomas A. Daiber shall be an active employee of Centrue, and Scott A. Yeoman and Kurt Stevenson shall be active employees of Union.
      Section 9.12     Tax Opinion. Union and Centrue shall have received the opinion described in Section 10.10 hereof.
ARTICLE 10
CONDITIONS PRECEDENT TO THE OBLIGATIONS OF CENTRUE
      Centrue’s obligation to consummate the Contemplated Transactions and to take the other actions required to be taken by Centrue at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Centrue, in whole or in part):
      Section 10.1     Accuracy of Representations and Warranties. All of the representations and warranties of Union set forth in this Agreement, when read without regard to any qualifications as to materiality or Material Adverse Effect contained therein, shall be true and correct with the same force and effect as if all of such representations and warranties were made at the Closing Date (provided, however, that to the extent such representations and warranties expressly relate to an earlier date, such representations shall be true and correct on and as of such earlier date), except for any untrue or incorrect representations or warranties that individually or in the aggregate do not have a Material Adverse Effect on Union on a consolidated basis or on Centrue’s or its stockholders’ rights under this Agreement.
      Section 10.2     Union’s Performance. All of the covenants and obligations to be performed or complied with by Union under the terms of this Agreement on or prior to the Closing Date, when read without regard to any qualification as to materiality or Material Adverse Effect contained therein, shall have been performed or complied with by Union, except where any non-performance or noncompliance would not have a Material Adverse Effect on Union on a consolidated basis or on Centrue’s rights under this Agreement.
      Section 10.3     Documents Satisfactory. All proceedings, corporate or other, to be taken by Union in connection with the Contemplated Transactions, and all documents incident thereto, shall be reasonably satisfactory in form and substance to counsel for Centrue.
      Section 10.4     Corporate Approval. This Agreement and the Contemplated Transactions shall have been duly and validly approved as necessary under applicable Legal Requirements by the stockholders of Union and the stockholders of Centrue.
      Section 10.5     No Proceedings. Since the date of this Agreement, there must not have been commenced or Threatened against Union or any Union Subsidiary any Proceeding: (a) involving any challenge to, or seeking damages or other relief in connection with, any of the Contemplated Transactions; or (b) that may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the Contemplated Transactions, in either case that would have a Material Adverse Effect on Union on a consolidated basis or on Centrue’s or its stockholders’ rights under this Agreement.
      Section 10.6     Absence of Material Adverse Changes. From the date hereof to the Closing, there shall be and have been no event or occurrence that had or would have a Material Adverse Effect on Union on a consolidated basis.
      Section 10.7     Consents and Approvals. Any consents or approvals required to be secured by either party by the terms of this Agreement shall have been obtained and shall be reasonably satisfactory to Centrue, and all applicable waiting periods shall have expired, except to the extent that the failure to obtain any such consents or approvals would not have a Material Adverse Effect on Union on a consolidated basis or on Centrue’s or its stockholders’ rights under this Agreement.
      Section 10.8     No Prohibitions. Neither the consummation nor the performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time), contravene, or conflict with or result in a violation of: (a) any applicable Legal Requirement or Order; or (b) any Legal Requirement or Order that has been published, introduced, or otherwise proposed by or before any Regulatory Authority.
      Section 10.9     Registration Statement. The Registration Statement shall have become effective and no stop order suspending such effectiveness shall have been issued or threatened by the SEC that suspends the effectiveness of the Registration Statement and no Proceeding shall have been commenced or be pending or Threatened for such purpose.
      Section 10.10     Tax Opinion. At Union’s expense, Union and Centrue shall have received a written opinion of Crowe, Chizek and Company, LLP, in form and substance reasonably satisfactory to Union and Centrue, dated as of the date of the Registration Statement and updated through the Closing Date, substantially to the effect that: (i) the Merger will constitute a tax-free reorganization under Section 368(a)(1)(A) of the Code; (ii) no gain or loss will be recognized by Centrue as a result of the Merger; and (iii) no gain or loss will be recognized by the stockholders of Centrue who exchange all their Centrue Common Stock solely for Union Common Stock pursuant to the Merger (except with respect to any cash paid in lieu of fractional shares).
      Section 10.11     Fairness Opinion. As of the date of this Agreement and prior to distribution of the Proxy Statement-Prospectus to the stockholders of Centrue, Centrue shall have received an opinion from Keefe Bruyette & Woods, Inc. to the effect that the consideration to be received by Centrue’s stockholders in connection with the Merger is fair, from a financial point of view, to Centrue’s stockholders, and the same shall not have been withdrawn prior to the Closing.
      Section 10.12     Additional Agreements. Each of the Daiber Employment Agreement, the Yeoman Employment Agreement and the Stevenson Employment Agreement shall be in full force and effect, Thomas A. Daiber shall be an active employee of Centrue, and Scott A. Yeoman and Kurt Stevenson shall be active employees of Union.
ARTICLE 11
TERMINATION
      Section 11.1     Reasons for Termination and Abandonment. This Agreement, by prompt written notice given to the other parties prior to or at the Closing, may be terminated:

(a) by mutual consent of the boards of directors of Union and Centrue;

(b) by Union if: (i) any of the conditions in Article 9 has not been satisfied as of the Closing Date or if satisfaction of such a condition is or becomes impossible (other than through the failure of Union to comply with its obligations under this Agreement); and (ii) Union has not waived such condition on or before the Closing Date;

(c) by Centrue if: (i) any of the conditions in Article 10 has not been satisfied as of the Closing Date or if satisfaction of such a condition is or becomes impossible (other than through the failure of Centrue to comply with its obligations under this Agreement), and (ii) Centrue has not waived such condition on or before the Closing Date;

(d) by either Union or Centrue if the Closing has not occurred (other than through the failure of any party seeking to terminate this Agreement to comply fully with its obligations under this Agreement) by March 1, 2007, or such later date as the parties may agree (the “Termination Date”); provided, however, that the Termination Date shall be extended for up to ninety days if the sole reason that the

Closing has not occurred is due to the fact that (i) the regulatory approvals contemplated by Section 8.1 have not been received, so long as no Regulatory Authority has denied approval of any of the Contemplated Transactions, or (ii) the Registration Statement has not become effective; provided further, however, that the Termination Date shall not be so extended if the failure to obtain any such regulatory approval or the failure of the Registration Statement to become effective is the result of a failure by either Union or Centrue to comply fully with its obligations under this Agreement;

(e) by Centrue, by giving written notice of such termination to Union, and subject to the special termination fee set forth in Section 11.3(d), if Centrue receives an Acquisition Proposal that is determined in good faith by the Centrue board of directors, in connection with the exercise of its fiduciary duties to Centrue’s stockholders under applicable law, as advised by its counsel, after consultation with Centrue’s financial advisor, to be on terms that are more favorable to the stockholders of Centrue than the Merger and that has a reasonable prospect of being consummated in accordance with its terms (a “Superior Centrue Proposal”); provided, however, that Centrue shall not be permitted to terminate this Agreement pursuant to this Section 11.1(e) unless Centrue shall have given Union five Business Days’ prior written notice thereof (or, if there are less than five Business Days remaining prior to the Closing, written notice prior to the Closing) of its intent to terminate this Agreement pursuant to this Section 11.1(e), together with a summary of the terms of, and the identity of the Person making, such Superior Centrue Proposal; and

(f) by Union, by giving written notice of such termination to Centrue, and subject to the special termination fee set forth in Section 11.4(d), if Union receives an Acquisition Proposal that is determined in good faith by the Union board of directors, in connection with the exercise of its fiduciary duties to Union’s stockholders under applicable law, as advised by its counsel, after consultation with Union’s financial advisor, to be on terms that are more favorable to the stockholders of Union than the Merger and that has a reasonable prospect of being consummated in accordance with its terms (a “Superior Union Proposal”), provided, however, that Union shall not be permitted to terminate this Agreement pursuant to this Section 11.1(f) unless Union shall have given Centrue five Business Days’ prior written notice thereof (or, if there are less than five Business Days remaining prior to the Closing, written notice prior to the Closing) of its intent to terminate this Agreement pursuant to this Section 11.1(f), together with a summary of the terms of, and the identity of the Person making, such Superior Union Proposal.

      Section 11.2     Effect of Termination; Expenses.
      (a) Except as provided in Section 11.3 and Section 11.4, if this Agreement is terminated pursuant to Section 11.1, this Agreement shall forthwith become void, there shall be no liability under this Agreement on the part of Union, Centrue or any of their respective Representatives, and all rights and obligations of each party hereto shall cease; provided, however, that, subject to Section 11.3 and Section 11.4, nothing herein shall relieve any party from liability for the breach of any of its representations and warranties or the breach of any of its covenants or agreements set forth in this Agreement.
      (b) Except as provided below, all Expenses (as defined below) incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the party incurring such expenses, whether or not the Merger is consummated. “Expenses” as used in this Agreement shall consist of all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the solicitation of stockholder approvals and all other matters related to the consummation of the Merger.
      Section 11.3     Centrue Termination Payments.
      (a) If this Agreement is terminated by Union in accordance with Section 11.1(b) or Section 11.1(d), and Centrue knowingly or willfully breached or committed an act (or failed to take any action) with the intent to breach, its covenants, agreements, representations or warranties under this Agreement, and such breach has caused or would cause the condition set forth in Section 9.1 or Section 9.2 not to be satisfied, unless such breach is a result of the failure by Union to perform and comply in all material respects with any of its material obligations under this Agreement that are to be performed or complied with by it prior to or on the date required hereunder, then, provided Union is in material compliance with all of its material obligations under this Agreement, Centrue shall pay to Union, upon its written demand, an amount equal to $2,700,000.
      (b) If this Agreement is terminated by Centrue or Union because Centrue’s stockholders fail to approve the Contemplated Transactions on or before the Termination Date (a “Centrue Stockholder Termination”); then, provided Union is in material compliance with all of its material obligations under this Agreement, Centrue shall pay to Union, upon its written demand, an amount equal to $500,000.
      (c) In addition to the payment described in Section 11.3(b), if any, if there is a Centrue Stockholder Termination and, within twelve (12) months after such Centrue Stockholder Termination, Centrue enters into a Contract with any party other than Union (or any Affiliate of Union) providing for the acquisition of control of Centrue or Centrue Bank by such other party, then, provided Union was in material compliance with all of its material obligations under this Agreement at the time of the Centrue Stockholder Termination, Centrue shall pay to Union, upon its written demand, the additional sum of $2,200,000; provided, however, that in such case, the provisions of this Section shall in no way limit Union’s rights against such third party.
      (d) If Centrue terminates this Agreement pursuant to Section 11.1(e), then Centrue shall pay to Union, upon its written demand, an amount equal to $2,700,000; provided, however, that in such case, the provisions of this Section shall in no way limit Union’s rights against any third party in connection with the Superior Centrue Proposal.
      (e) For purposes of this Section, the phrase “control of Centrue or Centrue Bank” means the acquisition by any such third party of: (i) legal or beneficial ownership (as defined by Rule 13d-4 promulgated under the Exchange Act) of greater than 20% of the then issued and outstanding voting stock of Centrue or Centrue Bank through any transaction to which Centrue, Centrue Bank or any Affiliate of Centrue or Centrue Bank is a party (other than by transfers among or between members of a Family, caused by redemptions or repurchases of Centrue capital stock by Centrue or by issuances of shares of Centrue Common Stock or other securities to holders of record of Centrue Common Stock as of the date of this Agreement); or (ii) all or substantially all of the assets of Centrue or Centrue Bank (except transfers to an Affiliate of Centrue or Centrue Bank).
      (f) All payments made pursuant to this Section shall be made by wire transfer of immediately available funds to such account as Union shall designate. Such sums shall constitute liquidated damages and the receipt thereof shall be the sole and exclusive remedy of Union and the Union Subsidiaries against Centrue, the Centrue Subsidiaries and their respective officers, directors, employees, stockholders and agents for any claims arising from or relating in any way to this Agreement or the transactions contemplated herein; provided, however, that nothing herein shall preclude or bar Union from asserting or enforcing any such claim against any Person other than Centrue, the Centrue Subsidiaries and their respective officers, directors, employees, stockholders and agents.
      Section 11.4     Union Termination Payments.
      (a) If this Agreement is terminated by Centrue in accordance with Section 11.1(c) or Section 11.1(d), and Union knowingly or willfully breached or committed an act (or failed to take any action) with the intent to breach, its covenants, agreements, representations or warranties under this Agreement, and such breach has caused or would cause the condition set forth in Section 10.1 or Section 10.2 not to be satisfied, unless such breach is a result of the failure by Centrue to perform and comply in all material respects with any of its material obligations under this Agreement that are to be performed or complied with by it prior to or on the date required hereunder, then, provided Centrue is in material compliance with all of its material obligations under this Agreement, Union shall pay to Centrue, upon its written demand, an amount equal to $2,700,000.
      (b) If this Agreement is terminated by Union or Centrue because Union’s stockholders fail to approve the Contemplated Transactions on or before the Termination Date, or (a “Union Stockholder Termination”); then, provided Centrue is in material compliance with all of its material obligations under this Agreement, Union shall pay to Centrue, upon its written demand, an amount equal to $500,000.

      (c) In addition to the payment described in Section 11.4(b), if any, if there is a Union Stockholder Termination and, within twelve (12) months after such Union Stockholder Termination, Union enters into a Contract with any party other than Centrue (or any Affiliate of Centrue) providing for the acquisition of control of Union or UnionBank by such other party, then, provided Centrue was in material compliance with all of its material obligations under this Agreement at the time of the Union Stockholder Termination, Union shall pay to Centrue, upon its written demand, the additional sum of $2,200,000; provided, however, that in such case, the provisions of this Section shall in no way limit Centrue’s rights against any such third party.
      (d) If Union terminates this Agreement pursuant to Section 11.1(f), then, then Union shall pay to Centrue, upon its written demand, and amount equal to $2,700,000; provided, however, that in such case, the provisions of this Section shall in no way limit Centrue’s rights against any third party in connection with the Superior Union Proposal.
      (e) For purposes of this Section, the phrase “control of Union or UnionBank” means the acquisition by any such third party of: (i) legal or beneficial ownership (as defined by Rule 13d-4 promulgated under the Exchange Act) of greater than 20% of the then issued and outstanding voting stock of Union or UnionBank through any transaction to which Union, UnionBank or any Affiliate of Union or UnionBank is a party (other than by transfers among or between members of a Family, caused by redemptions or repurchases of Union capital stock by Union or by issuances of shares of Union Common Stock or other securities to holders of record of Union Common Stock as of the date of this Agreement); or (ii) all or substantially all of the assets of Union or UnionBank (except transfers to an Affiliate of Union or UnionBank).
      (f) All payments made pursuant to this Section shall be made by wire transfer of immediately available funds to such account as Centrue shall designate. Such sums shall constitute liquidated damages and the receipt thereof shall be the sole and exclusive remedy of Centrue and the Centrue Subsidiaries against Union, the Union Subsidiaries and their respective officers, directors, employees, stockholders and agents for any claims arising from or relating in any way to this Agreement or the transactions contemplated herein; provided, however, that nothing herein shall preclude or bar Centrue from asserting or enforcing any such claim against any Person other than Union, the Union Subsidiaries and their respective officers, directors, employees, stockholders and agents.
ARTICLE 12
MISCELLANEOUS
      Section 12.1     Governing Law. All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal laws of the State of Illinois applicable to Contracts made and wholly to be performed in such state without regard to conflicts of laws.
      Section 12.2     Assignments, Successors and No Third Party Rights. None of the parties to this Agreement may assign any of its rights under this Agreement without the prior consent of the other parties. Subject to the preceding sentence, this Agreement and every representation, warranty, covenant, agreement and provision hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement, other than Section 7.10, which is intended to be for the benefit of the individuals covered thereby.
      Section 12.3     Waiver. Except as provided in Section 11.3 and Section 11.4, the rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay by any party in exercising any right, power or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. To the maximum extent permitted by applicable law: (a) no claim or right arising out of this Agreement or the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party; (b) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.
      Section 12.4     Confidentiality. Between the date of this Agreement and the Closing Date, each of Union and Centrue will maintain in confidence, and will cause each of its respective Representatives to maintain in confidence, and not use to the detriment of the other or its Subsidiaries any written, oral, or other information obtained in confidence from the other of any of its Subsidiaries in connection with this Agreement or the Contemplated Transactions, unless: (a) such information is already known to such party or to others not bound by a duty of confidentiality or such information becomes publicly available through no fault of such party; (b) the use of such information is necessary or appropriate in making any filing or obtaining any consent or approval required for the consummation of the Contemplated Transactions; or (c) the furnishing or use of such information is required by or necessary or appropriate in connection with any legal proceedings. If the Contemplated Transactions are not consummated, each party will return or destroy as much of such written information as the other party may reasonably request.
      Section 12.5     Notices. All notices, consents, waivers and other communications under this Agreement must be in writing (which shall include facsimile communication) and will be deemed to have been duly given if delivered by hand or by nationally recognized overnight delivery service (receipt requested), mailed by registered or certified U.S. mail (return receipt requested) postage prepaid or telecopied, if confirmed immediately thereafter by also mailing a copy of any notice, request or other communication by U.S. mail as provided in this Section:
      If to Union, to:

UnionBancorp, Inc.
122 West Madison Street
Ottawa, Illinois 61350
Telephone: (815) 431-2720
Facsimile: (815) 431-0685
Attention: Mr. Scott A. Yeoman
      with copies to:

Howard & Howard Attorneys PC
Comerica Building
151 South Rose Street, Suite 800
Kalamazoo, Michigan 49007
Telephone: (269) 382-8765
Facsimile: (269) 382-1568
Attention: Joseph B. Hemker, Esq.
      If to Centrue, to:

Centrue Financial Corporation
303 Fountains Parkway
Suite 101
Fairview Heights, IL 62208
Telephone: (618) 624-1323
Facsimile: (618) 624-7389
Attention: Mr. Thomas A. Daiber

      with copies to:

Barack Ferrazzano Kirschbaum
Perlman & Nagelberg LLP
333 W. Wacker Drive, Suite 2700
Chicago, Illinois 60606
Telephone: (312) 984-3100
Facsimile: (312) 984-3193
Attention: John E. Freechack, Esq.
or to such other Person or place as Centrue shall furnish to Union or Union shall furnish to Centrue in writing. Except as otherwise provided herein, all such notices, consents, waivers and other communications shall be effective: (a) if delivered by hand, when delivered; (b) if mailed in the manner provided in this Section, five Business Days after deposit with the United States Postal Service; (c) if delivered by overnight express delivery service, on the next Business Day after deposit with such service; and (d) if by facsimile, on the next Business Day if also confirmed by mail in the manner provided in this Section.
      Section 12.6     Entire Agreement. This Agreement and any documents executed by the parties pursuant to this Agreement and referred to herein, and the Confidentiality Agreement, constitute the entire understanding and agreement of the parties hereto and supersede all other prior agreements and understandings, written or oral, relating to such subject matter between the parties.
      Section 12.7     Modification. This Agreement may not be amended except by a written agreement signed by each of Centrue and Union. Without limiting the foregoing, Centrue and Union may by written agreement signed by each of them: (a) extend the time for the performance of any of the obligations or other acts of the parties hereto; (b) waive any inaccuracies in the representations or warranties contained in this Agreement or in any document delivered pursuant to this Agreement; and (c) waive compliance with or modify, amend or supplement any of the conditions, covenants, agreements, representations or warranties contained in this Agreement or waive or modify performance of any of the obligations of any of the parties hereto, which are for the benefit of the waiving party; provided, however, that no such modification, amendment or supplement agreed to after authorization of this Agreement by the stockholders of Union and Centrue shall affect the rights of Union’s or Centrue’s stockholders, respectively, in any manner which is materially adverse to such Persons.
      Section 12.8     Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement unless the consummation of the Contemplated Transactions is adversely affected thereby.
      Section 12.9     Further Assurances. The parties agree: (a) to furnish upon request to each other such further information; (b) to execute and deliver to each other such other documents; and (c) to do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.
      Section 12.10     Survival. Except for covenants that are expressly to be performed after the Closing, the representations, warranties and covenants contained herein shall not survive beyond the Closing.
      Section 12.11     Counterparts. This Agreement and any amendments thereto may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.
* * * * *

      IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers on the day and year first written above.

UNIONBANCORP, INC.

By:	/s/ Scott A. Yeoman

Name: Scott A. Yeoman

Title:	President and CEO

CENTRUE FINANCIAL CORPORATION

By:	/s/ Thomas A. Daiber

Name: Thomas A. Daiber

Title:	Chief Executive Officer

Exhibit A
Amended and Restated
Certificate of Incorporation
of
UnionBancorp, Inc.
      The Restated Certificate of Incorporation for UnionBancorp, Inc. was duly filed on May 13, 1991, and was amended by a Certificate of Amendment filed on March 1, 1994, and further amended by a Certificate of Amendment filed on July 24, 1996. In accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware, UnionBancorp, Inc. further amends its certificate of incorporation by adopting the following amended and restated certificate of incorporation.
      The name of the Corporation is Centrue Financial Corporation.
      The address of its registered office in the State of Delaware is 32 Loockerman Square, Suite L-100, in the City of Dover, County of Kent. The name of its registered agent at such address is The Prentice-Hall Corporation System, Inc.
      The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware, as amended from time to time.
      The total number of shares of capital stock which the corporation shall have authority to issue is 15,000,000 shares of Common Stock, par value $1.00 per share, and 200,000 shares of Preferred Stock, no par value per share.
      The Board of Directors is expressly authorized to adopt, from time to time, a resolution or resolutions providing for the issue of one or more series of Preferred Stock, with such voting powers, full or limited, or no voting powers, and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors.
      Any and all right, title, interest and claim in or to any dividends declared by the corporation, whether in cash, stock, or otherwise, which are unclaimed by the stockholder entitled thereto for a period of six years after the close of business on the payment date, shall be and be deemed to be extinguished and abandoned; and such unclaimed dividends in the possession of the corporation, its transfer agents or other agents or depositaries shall at such time become the absolute property of the corporation, free and clear of any and all claims of any persons whatsoever.
      Intentionally omitted.
      In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized:

to exercise all such powers and do all such acts as may be exercised or done by the corporation, subject to the provisions of the laws of the State of Delaware, this Certificate of Incorporation and the bylaws of the corporation, and to make, alter or repeal any bylaws of the corporation pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board of Directors for adoption)(the “Whole Board”).
      A director of the corporation shall not in the absence of fraud be disqualified by his office from dealing or contracting with the corporation either as a vendor, purchaser or otherwise, nor in the absence of fraud shall a director of the corporation be liable to account to the corporation for any profit realized by him from or through any transaction or contract of the corporation by reason of the fact that he, or any firm of which he is a member, or any corporation of which he is an officer, director or stockholder, was interested in such transaction or contract if such transaction or contract has bean authorized, approved or ratified in the manner provided in the General Corporation Law of Delaware for authorization, approval or ratification of transactions or contracts between the corporation and one or more of its directors or officers, or between the corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest.
      The corporation shall, to the full extent permitted by Section 145 of the General Corporation Law of Delaware, as amended from time to time, indemnify all persons who it may indemnify pursuant thereto.
      Whenever a compromise or arrangement is proposed between this corporation and its creditors or any class of them and/or between this corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this corporation or of any creditor or stockholder thereof, or on the application of any receiver or receivers appointed for this corporation under the provision of Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this corporation under Section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors, or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all stockholders or class of stockholders of this corporation, as the case may be, and also on this corporation.
      The number of directors of the corporation shall be fifteen, or such other number as may be determined from time to time by the affirmative vote of the holders of at least seventy percent (70%) of all shares of the corporation than entitled to vote in the election of directors, considered for this purpose as one class, or pursuant to a resolution adopted by at least two-thirds of the Whole Board (immediately prior to such proposed change).
      Elections of directors need not be by written ballot unless the bylaws of the corporation so provide.
      The directors, other than those who may be elected by the holders of any class or series of stock having preference over the common stock as to dividends or upon liquidation, shall be classified, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as possible, as shall ha provided in the manner specified in the bylaws, each class to hold office initially for a term expiring at the annual meeting of stockholders held in the third year following the year of their election, with the members of each class to hold office until their successors are elected and qualified. At each annual meeting of the stockholders of the corporation, the successors to the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election.
      Newly created directorships resulting from any increase in the number of directors and any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other cause shall be filled solely by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director’s successor shall have been elected and qualified. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.
      Subject to the rights of any class or series of stock having preference over the common stock as to dividends or upon liquidation to elect directors under specified circumstances, a director may be removed from office only for cause and only by the affirmative vote of the holders of seventy percent (70%) of all shares of stock of the corporation then entitled to vote in the election of directors, considered for this purpose as a single class.

      Except as otherwise expressly provided in this Article XI, the affirmative vote of the holders of seventy percent (70%) of all shares of stock of the corporation then entitled to vote in the election of directors, considered for this purpose as one class, shall be required for any one of the following actions:

for the adoption of any amendment, alteration, change or repeal of Articles VI, X or XI of this Certificate of Incorporation;

for the adoption of any agreement for the merger or consolidation of the corporation with or into any other corporation;

to authorize any sale, lease or exchange of all or substantially all of the assets of the corporation; or

to authorize the dissolution of the corporation.
      The above voting requirement shall not be applicable to any one of the foregoing actions and any such action shall only require the affirmative vote of the holders of a simple majority of all shares of stock of the corporation then entitled to vote in the election of directors, considered for this purpose as one class, if the action shall have been approved at any time prior to its consummation by resolution adopted by no less than two-thirds of the Whole Board.
      The provisions of this Article XI shall not be applicable to any merger or consolidation of this corporation with or into any other corporation of which this corporation is the owner of at least 80% of the outstanding shares of each class of stock.
      Any action required or permitted to be taken by the holders of capital stock of the corporation must be effected at a duly called annual or special meeting of holders of capital stock of the corporation and may not be effected by any consent in writing by such holders.
      No director of the corporation shall be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty by such directors as a director; provided, however, that this Articles XIII shall not eliminate or limit the liability of a director to the extent provided by applicable law (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article XIII shall apply to or have any effect on the liability or alleged liability of any director of the corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.
      The corporation reserves the right to emend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted to this reservation.

CERTIFICATE OF DESIGNATION
OF
SERIES A CONVERTIBLE PREFERRED STOCK
OF
UNIONBANCORP, INC.
      1.     ISSUANCE. The board of directors (the “Board”) of UnionBancorp, Inc., a Delaware corporation (the “Company”), has designated 2,765 shares of the Company’s authorized and unissued preferred stock as “Series A Convertible Preferred Stock,” has authorized such shares for issuance at a price of $1,000 per share (the “Series A Preferred Stock”) and has determined that no further shares of Series A Preferred Stock shall be issued.
      2.     DIVIDENDS.
      (a) The holders of record of the then outstanding shares of Series A Preferred Stock shall be entitled to receive when, as and if declared by the Board out of any funds legally available therefor, cumulative dividends at the annual rate of $75.00 per share payable in four equal cash payments on the 20th day (or if not a business day, as defined below, on the next business day thereafter) of April, July, October and January commencing October, 1996, provided, however, that any such quarterly cash payment shall be prorated with respect to any shares of Series A Preferred Stock that were outstanding less than the total number of days in the calendar quarter immediately preceding any such payment date. The amount of any such prorated cash payment shall be computed on the basis of the actual number of days in any calendar quarter during which such shares of Series A Preferred Stock were outstanding. Each such dividend shall be payable to holders of record as they appear on the stock books of the Company on such record dates, not less than 10 and not more than 60 days preceding the dividend payment date, as shall be fixed by the Board. No dividends, other than those payable solely in the Company’s common stock, $1.00 par value (“Common Stock”), shall be paid during any fiscal year of the Company with respect to shares of Common Stock or any other security issued by the Company, except for outstanding shares of the Company’s Series B Preferred Stock (the “Series B Preferred Stock”), until dividends in the total amount of $75.00 per share on Series A Preferred Stock shall have been paid. Such dividends shall accrue on each share of Series A Preferred Stock from the date of issuance and from day to day thereafter, whether or not earned or declared. Notwithstanding the foregoing, such dividends shall be cumulative so that if such dividends in respect of any previous or current annual dividend period, at the annual rate specified above, shall not have been paid or declared and a sum sufficient for the payment thereof set apart, the deficiency for any prior year and the amount owed in the current year shall first be fully paid before any dividend or other distribution shall be paid on or declared and set apart for the shares of Common Stock. A “business day” shall be deemed to be any day when trading of securities occurs on the New York Stock Exchange.
      (b) Unless full dividends on Series A Preferred Stock for all past dividend periods and the then current dividend period shall have been paid or declared and a sum sufficient for the payment thereof set apart: no dividend whatsoever whether in cash, securities or other property (other than a dividend payable solely in shares of Common Stock) shall be paid or declared and set aside for payment, and no distribution shall be made, on any shares of Common Stock or other class of preferred stock authorized after the date hereof except for the Series B Preferred Stock; and no shares of Common Stock or other class of preferred stock authorized after the date hereof, except the Series B Preferred Stock, shall be purchased, redeemed or otherwise acquired by the Company and no funds shall be paid into or set aside or made available for a sinking fund for the purchase, redemption or other acquisition thereof without the approval of the holders of at least a majority of the then outstanding shares of Series A Preferred Stock.
      (c) The Company shall not permit any subsidiary of the Company to purchase or otherwise acquire for consideration any shares of stock of the Company unless the Company could, under paragraph (b) of this Section 2, purchase or otherwise acquire such shares at such time and such manner.

      3.     CONVERSION. The holders of Series A Preferred Stock shall have the following conversion rights (the “Conversion Rights”) and be subject to the following provisions with respect to the conversion of the shares of Series A Preferred Stock:

(a) RIGHT TO CONVERT. The shares of Series A Preferred Stock shall be convertible at the holder’s option into the number of fully paid and nonassessable shares of Common Stock that is calculated in accordance with the terms of this Section 3. Unless earlier permitted by the Company, the outstanding shares of Series A Preferred Stock are convertible at the holder’s option after the fourth anniversary of the date of issuance. The number of shares of Common Stock into which the outstanding Series A Preferred Stock is convertible shall be determined for all purposes on the first date such shares of Series A Preferred Stock become convertible (referred to as the “Determination Date”). Notwithstanding the occurrence of the Determination Date for any outstanding shares of Series A Preferred Stock, the holder of such shares may continue to hold these shares of Series A Preferred Stock and may at any time thereafter, subject to the provisions of this Section 3, convert those shares into Common Stock.

(b) CONVERSION PRICE. The Conversion Price shall be equal to 1.075 times the per share book value of Common Stock, computed in accordance with generally accepted accounting principles, as of the end of the month immediately prior to the Determination Date. Each share of Series A Preferred Stock shall be convertible into the number of shares of Common Stock that results from dividing $1,000 by the Conversion Price.

(c) MECHANICS OF VOLUNTARY CONVERSION; UNPAID DIVIDENDS.

(i) Before any holder of shares of Series A Preferred Stock shall be entitled to convert the same into shares of Common Stock, he shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Company or of any transfer agent of Series A Preferred Stock or Common Stock, with a written notice that he elects to convert the same and shall state therein the number of shares of Series A Preferred Stock being converted and the name or names in which the certificate or certificates for shares of Common Stock are to be issued. Except as otherwise expressly provided for herein, the date the Company receives such surrendered certificates and written notice shall be deemed to be the Conversion Date. Thereupon the Company shall promptly issue and deliver at such office to such holder of shares of Series A Preferred Stock or to the nominee or nominees of such holder a certificate or certificates representing: the number of shares of Common Stock to which he shall be entitled; and any shares of Series A Preferred Stock that were represented by any certificate surrendered as required by the provisions of this paragraph, but which were not converted and which he continues to own.

(ii) Such conversion shall be deemed to have been made immediately prior to the close of business on the Conversion Date and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date. A holder of shares of Series A Preferred Stock who surrenders shares of Series A Preferred Stock for conversion shall be entitled to receive from the Company on the date of such surrender an amount in cash equal to the accrued dividends on such surrendered shares of Series A Preferred Stock through such Conversion Date, less the aggregate amount of dividends which would have accrued since the last dividend payment date for Series A Preferred Stock on the number of shares of the Common Stock into which such shares of Series A Preferred Stock are converted if dividends on such shares of Common Stock accrued at an annual rate based upon the dividends paid by the Company on the Common Stock for the most recently ended fiscal period for which Common Stock dividends were paid, but any future dividends with respect to the surrendered shares of Series A Preferred Stock shall cease to accrue after such surrender and all rights with respect to such shares shall forthwith after such surrender terminate.

(d) ADJUSTMENTS FOR OTHER DIVIDENDS AND DISTRIBUTIONS. In the event the Company at any time or from time to time after the Issuance Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Company other than shares of Common Stock, then and in each such event provision shall be made so that the holders of Series A Preferred Stock shall receive upon conversion thereof in addition to the number of shares of Common Stock receivable thereupon, the amount of securities of the Company that they would have received had their Series A Preferred Stock been converted into Common Stock on the date of such event and had thereafter, during the period from the date of such event to and including the conversion date, retained such securities receivable by them as aforesaid during such period giving application to all adjustments called for during such period under this paragraph 3 with respect to the rights of the holders of Series A Preferred Stock.

(e) ADJUSTMENT FOR RECLASSIFICATION, EXCHANGE OR SUBSTITUTION. If the shares of Common Stock issuable upon the conversion of the shares of Series A Preferred Stock shall be changed into the same or a different number of shares of any class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than an event provided for elsewhere in this paragraph 3), then and in each such event the holder of each share of Series A Preferred Stock shall have the right thereafter to convert such share into the kind and amounts of shares of stock and other securities and property receivable upon such reorganization, reclassification or other change, by holders of the number of shares of Common Stock into which such shares of Series A Preferred Stock might have been converted immediately prior to such reorganization, reclassification or change, all subject to further adjustment as provided herein.

(f) REORGANIZATION, MERGERS, CONSOLIDATIONS OR SALES OF ASSETS. If at a any time or from time to time there shall be a capital reorganization of the Common Stock (other than an event provided for elsewhere in this paragraph 3) or a merger, consolidation or statutory exchange of securities of the Company with or into another corporation, or the sale of all or substantially all the Company’s properties and assets to any other person, then, as a part of such reorganization, merger, consolidation or sale, provision shall be made so that the holders of Series A Preferred Stock shall thereafter be entitled to receive upon conversion of the shares of Series A Preferred Stock, the number of shares of stock or other securities or property of the Company, or of the successor corporation resulting from such merger or consolidation or sale, to which a holder of that number of shares of Common Stock deliverable upon conversion of the shares of Series A Preferred Stock would have been entitled on such capital reorganization, merger, consolidation or sale. In any such case, appropriate adjustment shall be made in the application of the provisions of this paragraph 3 with respect to the rights of the holders of Series A Preferred Stock after the reorganization, merger, consolidation or sale to the end that the provisions of this paragraph 3 (including, if necessary, adjustment of the Conversion Price then in effect and the number of shares purchasable upon conversion of the shares of Series A Preferred Stock) shall be applicable after that event as nearly equivalent as may be practicable. The foregoing provisions shall similarly apply to successive consolidations, mergers, statutory exchanges, sales or conveyances.

(g) SALE OF SHARES BELOW CONVERSION PRICE.

(i) If at any time or from time to time after the Issuance Date, the Company shall issue or sell Additional Shares of Common Stock (as hereinafter defined), other than as a dividend as provided in paragraph 3(e) above, for a consideration per share less than the then existing Conversion Price for Series A Preferred Stock (or, if an adjusted Conversion Price shall be in effect by reason of a previous adjustment, then less than such adjusted Conversion Price), then and in each case the then applicable Conversion Price for Series A Preferred Stock shall be reduced, as of the opening of business on the date of such issue or sale, to a price determined by multiplying the Conversion Price by a fraction, the numerator of which shall be the sum of: the number of shares of Common Stock outstanding immediately prior to such issue or sale; plus the number of shares of Common Stock that the aggregate consideration received by the Company for the total number of Additional Shares of Common Stock so issued would purchase at the Conversion Price, and the denominator of which shall be the sum of: (X) the number of shares of Common Stock outstanding immediately prior to such issue or sale; plus (Y) the number of such Additional Shares of Common Stock so issued.

(ii) For the purpose of making any adjustment in the Conversion Price or number of shares of Common Stock purchasable on the conversion of the shares of Series A Preferred Stock as provided above, the consideration received by the Company for any issue or sale of securities shall:

(A) to the extent it consists of cash, be computed at the net amount of cash received by the Company after deduction of any underwriting or similar commissions, concessions or compensation paid or allowed by the Company in connection with such issue or sale;

(B) to the extent it consists of services or property other than cash, be computed at the fair value of such services or property as determined in good faith by the Board; and

(C) if Additional Shares of Common Stock, Convertible Securities (as defined below), or rights or options to purchase either Additional Shares of Common Stock or Convertible Securities are issued or sold together with other stock or securities or other assets of the Company for a consideration that covers both, be computed as the portion of the consideration so received that may be reasonably determined in good faith by the Board to be allocable to such Additional Shares of Common Stock, Convertible Securities or rights or options.

(iii) For the purpose of the adjustment provided in subparagraph (i) of this paragraph 3(g), if at any time or from time to time after the Issuance Date the Company shall issue any rights or options for the purchase of, or stock or other securities convertible into, Additional Shares of Common Stock (such convertible stock or securities being referred to as “Convertible Securities”), then, in each case, if the Effective Price (as defined below) of such rights, options or Convertible Securities shall be less than the then existing Conversion Price for Series A Preferred Stock, the Company shall be deemed to have issued at the time of the issuance of such rights or options or Convertible Securities the maximum number of Additional Shares of Common Stock issuable upon exercise or conversion thereof and to have received as consideration for the issuance of such shares an amount equal to the total amount of the consideration, if any, received by the Company for the rights or options or Convertible Securities, plus, in the case of such options or rights, the minimum amounts of consideration, if any, payable to the Company upon exercise or conversion of such options or rights. For purposes of the foregoing, “Effective Price” shall mean the quotient determined by dividing the total of all such consideration by such maximum number of Additional Shares of Common Stock. No further adjustment of the Conversion Price adjusted upon the issuance of such rights, options or Convertible Securities shall be made as a result of the actual issuance of Additional Shares of Common Stock on the exercise of any such rights or options or the conversion of any such Convertible Securities. If any such rights or options or the conversion privilege represented by any such Convertible Securities shall expire without having been exercised, the Conversion Price adjusted upon the issuance of such rights, options or Convertible Securities shall be readjusted to the Conversion Price that would have been in effect had an adjustment been made on the basis that the only Additional Shares of Common Stock so issued were the Additional Shares of Common Stock, if any, actually issued or sold on the exercise of such rights or options or rights of conversion of such Convertible Securities, and such Additional Shares of Common Stock, if any, were issued or sold for the consideration actually received by the Company upon such exercise, plus the consideration, if any, actually received by the Company for the granting of all such rights or options, whether or not exercised, plus the consideration received for issuing or selling the Convertible Securities actually converted plus the consideration, if any, actually received by the Company on the conversion of such Convertible Securities.

(iv) For the purpose of the adjustment provided for in subparagraph (i) of this paragraph 3(g), if at any time or from time to time after the Issuance Date the Company shall issue any rights or options for the purchase of Convertible Securities, then, in each such case, if the Effective Price thereof is less than the current Conversion Price, the Company shall be deemed to have issued at the time of the issuance of such rights or options the maximum number of Additional Shares of Common Stock issuable upon conversion of the total amount of Convertible Securities covered by such rights or options and to have received as consideration for the issuance of such Additional

Shares of Common Stock an amount equal to the amount of consideration, if any, received by the Company for the issuance of such rights or options, plus the minimum amounts of consideration, if any, payable to the Company upon the conversion of such Convertible Securities. For purposes of the foregoing, “Effective Price” shall mean the quotient determined by dividing the total amount of such consideration by such maximum number of Additional Shares of Common Stock. No further adjustment of such Conversion Price adjusted upon the issuance of such rights or options shall be made as a result of the actual issuance of the Convertible Securities upon the exercise of such rights or options or upon the actual issuance of Additional Shares of Common Stock upon the conversion of such Convertible Securities. The provisions of subparagraph (iii) of this paragraph 3(h) for the readjustment of such Conversion Price upon the expiration of rights or options or the rights of conversion of Convertible Securities, shall apply mutatis mutandis to the rights, options and Convertible Securities referred to in this subparagraph (iv).

(h) DEFINITION OF ADDITIONAL SHARES. The term “Additional Shares of Common Stock” as used herein shall mean all shares of Common Stock issued or deemed issued by the Company after the Issuance Date, whether or not subsequently reacquired or retired by the Company, other than: shares of Common Stock issued upon conversion of the shares of Series A Preferred Stock; any shares of Common Stock (as adjusted for all stock dividends, stock splits, subdivisions and combinations) issued to employees, officers, directors, consultants or other persons performing services for the Company (if so issued solely because of any such person’s status as an officer, director, employee, consultant or other person performing services for the Company and not as part of any general offering of the Company’s securities) pursuant to any stock option plan, stock purchase plan or management incentive plan, agreement or arrangement approved by the Board; and (iii) any shares of Common Stock issued by the Company as full or partial consideration by the Company in connection with a merger, consolidation, purchase of assets or other transaction resulting in the acquisition by the Company of greater than 25% of the voting securities of any other corporation, financial institution or other entity, provided that the Common Stock used in such transaction is valued for purposes thereof at not less than its then book value.

(i) ACCOUNTANTS’ CERTIFICATE OF ADJUSTMENT. In each case of an adjustment or readjustment of the Conversion Price for the number of shares of Common Stock or other securities issuable upon conversion of the shares of Series A Preferred Stock, the Company, at its expense, shall cause independent certified public accountants of recognized standing selected by the Company (who may be the independent certified public accountants then auditing the books of the Company) to compute such adjustment or readjustment in accordance herewith and prepare a certificate showing such adjustment or readjustment, and shall mail such certificate, by first class mail, postage prepaid, to each registered holder of shares of Series A Preferred Stock at the holder’s address as shown on the Company’s books. The certificate shall set forth such adjustment or readjustment, showing in detail the facts upon which such adjustment or readjustment is based including a statement of: (i) the consideration received or to be received by the Company for any Additional Shares of Common Stock issued or sold or deemed to have been issued or sold; the Conversion Price at the time in effect for each series of Series A Preferred Stock; and the number of Additional Shares of Common Stock and the type and amount, if any, of other property which at the time would be received upon conversion of the shares of Series A Preferred Stock.

(j) NOTICES OF RECORD DATE. In the event of any taking by the Company of a record of the holders of any class or series of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or any reclassification or recapitalization of the capital stock of the Company, any merger, consolidation or share exchange involving the Company, or any transfer of all or substantially all the assets of the Company to any other corporation, entity or person, or any voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, the Company shall mail to each holder of shares of Series A Preferred Stock (other than any such holder who is also a holder of record, or the affiliate of a holder of record, of shares of Common Stock, or is a director or executive officer, or an affiliate of a director or executive officer, of the Company) at least

30 days prior to the record date specified therein, a notice specifying: the date on which any such record is to be taken for the purpose of such dividend or distribution and a description of such dividend or distribution; the date on which any such reorganization, reclassification, transfer, consolidation, merger, dissolution, liquidation or winding up is expected to become effective; and the time, if any is to be fixed, as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such reorganization, reclassification, transfer, consolidation, merger, dissolution, liquidation or winding up.

(k) FRACTIONAL SHARES. No fractional shares of Common Stock shall be issued upon conversion of shares of Series A Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Company shall pay cash equal to the product of such fraction multiplied by the Conversion Price on the Conversion Date. Whether or not the fractional shares are issuable upon such conversion shall be determined on the basis of the total number of shares of Series A Preferred Stock the holder is at the time converting into shares of Common Stock and the number of shares of Common Stock issuable upon such aggregate conversion.

(l) RESERVATION OF STOCK ISSUABLE UPON CONVERSION. The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of Series A Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series A Preferred Stock. As a condition precedent to the taking of any action which would cause an adjustment to the Conversion Price, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient in order that it may validly and legally issue the shares of its Common Stock issuable based upon such adjusted Conversion Price.

(m) NOTICES. Any notice required or permitted by the provisions of this paragraph 3 to be given to the holder of shares of Series A Preferred Stock or the Company, respectively, shall be deemed given when personally delivered to such holder or the Company or five business days after the same has been deposited in the United States mail, first class postage prepaid and addressed to each holder of record at his address appearing on the books of the Company or the Company’s registered office in the state of Illinois, as the case may be, provided, however, that the written notice to be delivered to the Company by the holder of shares of Series A Preferred Stock in connection with the conversion of such stock shall be effective only upon actual receipt by the Company.

(n) PAYMENT OF TAXES. The Company will pay all taxes and other governmental charges (other than taxes measured by the revenue or income of the holders of shares of Series A Preferred Stock) that may be imposed in respect of the issue or delivery of shares of Common Stock upon conversion of shares of Series A Preferred Stock.

(o) NO DILUTION OR IMPAIRMENT. The Company shall not amend its Certificate of Incorporation or participate in any reorganization, recapitalization, transfer of assets, consolidation, merger, share exchange, dissolution, issue or sale of securities or any other voluntary action, for the purpose of avoiding or seeking to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in carrying out all such action as may be reasonably necessary or appropriate to protect the conversion rights of the holders of shares of Series A Preferred Stock against dilution or other impairment.

(p) DUTY TO MAKE FAIR ADJUSTMENTS IN CERTAIN CASES. If any event occurs as to which the other provisions of this paragraph 3 are not strictly applicable or if strictly applicable would not fairly protect the Conversion Rights of the holders of shares of Series A Preferred Stock in accordance with the essential intent and principles of such provisions, then the Board shall make an adjustment in the application of such provisions, in accordance with such essential intent and principles, so as adequately to protect such Conversion Rights.

      4.     VOTING RIGHTS. The holders of each share of Series A Preferred Stock shall not be entitled to vote, except: as required by law; to approve the authorization or issuance of any shares of any class or series of stock which ranks senior or on a parity with, the Series A Preferred Stock in respect of dividends and distributions upon the dissolution, liquidation or winding up of the Company; and the holders of Series A Preferred Stock shall have full voting rights in the following situations: during any period of time when two dividend payments on shares of Series A Preferred Stock have accrued but have remained unpaid; upon conversion of the shares of Series A Preferred Stock into shares of Common Stock; and if the holders of Common Stock vote on a proposal to merge or otherwise enter into a transaction with a third party pursuant to which Union is not the surviving entity. In such event, the holder of shares of Series A Preferred Stock shall be entitled to notice of any holders’ meeting in accordance with the bylaws of the Company unless such holder is also a holder of record, or the affiliate of a holder of record, of shares of Common Stock, or is a director or executive officer, or an affiliate of a director or executive officer, of the Company, and shall be entitled to a number of votes equal to the number of full shares of Common Stock into which such shares of Series A Preferred Stock are fully convertible pursuant to paragraph 3 above, at the record date for the determination of stockholders entitled to vote on such matters or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited.
      (b) Notwithstanding anything contained herein to the contrary, the holders of Series A Preferred Stock shall vote as a separate class when required by law and to approve the matters set forth in Section 4(a)(ii). In such circumstances, the affirmative vote of the holders of a majority (or such greater percentage as may be required by law or the Company’s certificate of incorporation or bylaws) of the Common Stock and of the voting rights provided in this Section for the Series A Preferred Stock, with each voting separately as a class, shall be necessary to approve such proposed action. In all other circumstances described in Section 4(a), the holders of Series A Preferred Stock shall vote with the holders of Common Stock and the affirmative vote of the holders of a majority (or such greater percentage as may be required by law or the Company’s certificate of incorporation or bylaws) of the Common Stock and of the voting rights provided in this Section for the Series A Preferred Stock, voting together as a single group, shall be necessary to approve such proposed action.
      5.     LIQUIDATION. Upon the dissolution, liquidation or winding up of the Company, whether voluntary or involuntary, the holders of shares of Series A Preferred Stock shall be entitled to receive out of the assets of the Company available for distribution to stockholders, the amount of $1,000 per share, plus any dividends whether or not declared or due which have accrued thereon through the date of such distribution, but which remain unpaid, before any payment or distribution shall be made on shares of Common Stock or any other securities issued by the Company, except that holders of shares of Series A Preferred Stock shall share pro rata in any such payment or distribution with the holders of Series B Preferred Stock. In the event the assets of the Company available for distribution to the holders of shares of Series A Preferred Stock upon any dissolution, liquidation or winding up of the Company shall be insufficient to pay in full all amounts to which such holders are entitled pursuant to this paragraph, then all of the assets of the Company to be distributed shall be distributed ratably to the holders of Series A Preferred Stock and Series B Preferred Stock. After the payment to the holders of the shares of Series A Preferred Stock of the full amounts provided for in this paragraph, the holders of shares of Series A Preferred Stock as such shall have no right or claim to any of the remaining assets of the Company.
      6.     INFORMATION RIGHTS. The holders of shares of Series A Preferred Stock shall be entitled to receive audited annual financial statements of the Company, as soon as such statements become available.

CERTIFICATE OF DESIGNATION
OF
SERIES B PREFERRED STOCK
OF
UNIONBANCORP, INC.
      1.     DESIGNATION AND AMOUNT. The board of directors (the “Board”) of UnionBancorp, Inc., a Delaware corporation (the “Company”), has designated 1,092 shares of the Company’s authorized and unissued preferred stock as “Series B Preferred Stock,” has authorized such shares for issuance at a price of $1,000 per share (the “Series B Preferred Stock”) and has determined that no further shares of Series B Preferred Stock shall be issued.
      2.     DIVIDENDS.
      (a) The holders of record of the then outstanding shares of Series B Preferred Stock shall be entitled to receive when, as and if declared by the Board out of any funds legally available therefor, cumulative dividends at the annual rate of $60.00 per share payable in four equal cash payments on the 20th day (or if not a business day, as defined below, on the next business day thereafter) of April, July, October and January commencing October, 1996, provided, however, that any such quarterly cash payment shall be prorated with respect to any shares of Series B Preferred Stock that were outstanding less than the total number of days in the calendar quarter immediately preceding any such payment date. The amount of any such prorated cash payment shall be computed on the basis of the actual number of days in any calendar quarter during which such shares of Series B Preferred Stock were outstanding. Each such dividend shall be payable to holders of record as they appear on the stock books of the Company on such record dates, not less than 10 and not more than 60 days preceding the dividend payment date, as shall be fixed by the Board. No dividends, other than those payable solely in the Company’s common stock, $1.00 par value (“Common Stock”), shall be paid during any fiscal year of the Company with respect to shares of Common Stock or any other security issued by the Company other than Series A until dividends in the total amount of $60.00 per share on Series B Preferred Stock shall have been paid. Such dividends shall accrue on each share of Series B Preferred Stock from the date of issuance and from day to day thereafter, whether or not earned or declared. Notwithstanding the foregoing, such dividends shall be cumulative so that if such dividends in respect of any previous or current annual dividend period, at the annual rate specified above, shall not have been paid or declared and a sum sufficient for the payment thereof set apart, the deficiency for any prior year and the amount owed in the current year shall first be fully paid before any dividend or other distribution shall be paid on or declared and set apart for the shares of Common Stock. A “business day” shall be deemed to be any day when trading of securities occurs on the New York Stock Exchange.
      (b) Unless full dividends on Series B Preferred Stock for all past dividend periods and the then current dividend period shall have been paid or declared and a sum sufficient for the payment thereof set apart: (i) no dividend whatsoever whether in cash, securities or other property (other than a dividend payable solely in shares of Common Stock) shall be paid or declared and set aside for payment, and no distribution shall be made, on any shares of Common Stock or other class of preferred stock authorized after the date hereof except for the Series A Convertible Preferred Stock (the “Series A Preferred Stock”); and (ii) no shares of Common Stock or other class of preferred stock authorized after the date hereof except the Series A Preferred Stock shall be purchased, redeemed or otherwise acquired by the Company and no funds shall be paid into or set aside or made available for a sinking fund for the purchase, redemption or other acquisition thereof without the approval of the holders of at least a majority of the then outstanding shares of Series B Preferred Stock.
      (c) The Company shall not permit any subsidiary of the Company to purchase or otherwise acquire for consideration any shares of stock of the Company unless the Company could, under paragraph (b) of this Section 2, purchase or otherwise acquire such shares at such time and such manner.
      3.     REDEMPTION.
      (a) Each issued and outstanding share of Series B Preferred Stock may be redeemed at the option of the holder or his or her estate for cash as set forth below at any time after the first to occur of: (i) the death of the original holder of such share of Series B Preferred Stock; or (ii) the tenth anniversary of the original issuance of such share, in either case at a price of $1,000 per share, plus any accrued but unpaid dividends thereon whether or not declared, through the Redemption Date, as defined below (collectively, the “Redemption Price”).
      (b) Before any holder of shares of Series B Preferred Stock shall be entitled to redeem any such shares for cash, he shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Company or of any transfer agent of Series B Preferred Stock or Common Stock, with a written notice that he elects to redeem the same and shall state therein the number of shares of Series B Preferred Stock being redeemed for cash and the name or names to whom such payment shall be made. The date the Company receives such surrendered certificates and written notice shall be deemed to be the Redemption Date. Thereupon the Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof, and each surrendered certificate shall be cancelled and retired.
      (c) If on the Redemption Date the Redemption Price is paid, then the dividends with respect to the shares of Series B Preferred Stock redeemed shall cease to accrue after the Redemption Date.
      (d) Notwithstanding anything contained in this paragraph 3(c) to the contrary, the Company shall not be obligated to redeem for cash any shares of Series B Preferred Stock if such redemption would cause the Company to be in violation of any statute, rule, order, regulation or agreement to which the Company is a party relating to minimum capital requirements. The Company shall use its best efforts promptly to remedy any such violation if the same has the effect of preventing the redemption of any shares of Series B Preferred Stock, and shall promptly complete the redemption of shares after such violation has been cured.
      4.     VOTING RIGHTS.
      (a) The holders of each share of Series B Preferred Stock shall not be entitled to vote, except: (i) as required by law; and (ii) to approve the authorization or issuance of any shares of any class or series of stock which ranks senior or on a parity with, the Series B Preferred Stock in respect of dividends and distributions upon the dissolution, liquidation or winding up of the Company.
      (b) Notwithstanding anything contained herein to the contrary, the holders of Series B Preferred Stock shall vote as a separate class when required by law and to approve the matters set forth in Section 4(a)(ii). In such circumstances, the affirmative vote of the holders of a majority (or such greater percentage as may be required by law or the Company’s certificate of incorporation or bylaws) of the voting rights provided in this Section for the Series B Preferred Stock, voting separately as a class, shall be necessary to approve such proposed action by the holders of Series B Preferred Stock.
      5.     LIQUIDATION. Upon the dissolution, liquidation or winding up of the Company, whether voluntary or involuntary, the holders of shares of Series B Preferred Stock shall be entitled to receive out of the assets of the Company available for distribution to stockholders, the amount of $1,000 per share, plus any dividends whether or not declared or due which have accrued thereon through the date of such distribution, but which remain unpaid, before any payment or distribution shall be made on shares of Common Stock or any other securities issued by the Company, except that holders of shares of Series B Preferred Stock shall share pro rata in any such payment or distribution with the holders of Series A Preferred Stock. In the event the assets of the Company available for distribution to the holders of shares of Series B Preferred Stock upon any dissolution, liquidation or winding up of the Company shall be insufficient to pay in full all amounts to which such holders are entitled pursuant to this paragraph, then all of the assets of the Company to be distributed shall be distributed ratably to the holders of Series B Preferred Stock and Series A Preferred Stock. After the payment to the holders of the shares of Series B Preferred Stock of the full amounts provided for in this paragraph, the holders of shares of Series B Preferred Stock as such shall have no right or claim to any of the remaining assets of the Company.

      IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation was duly adopted in accordance with the applicable provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware, as amended. This Amended and Restated Certificate of Incorporation has bean signed by the President, and attested by the Secretary of UnionBancorp, Inc., this                     of                     , 2006.

By:

ATTEST:

June 30, 2006
Board of Directors
UnionBancorp, Inc.
122 West Madison Street
Ottawa, IL 61350
Ladies and Gentlemen:
      UnionBancorp, Inc. (“Union”) and Centrue Financial Corporation (“Centrue”) have entered into an Agreement and Plan of Merger, dated as of June 30, 2006 (the “Agreement”), pursuant to which Centrue will be merged with and into Union (the “Merger”), with Union as the surviving entity. Under the terms of the Agreement, at the Effective Time and as a result of the Merger, each outstanding share of Centrue common stock, par value $0.01 per share (the “Centrue Common Stock”), other then certain shares as specified in the Agreement, will be converted into the right to receive 1.2 shares (the “Exchange Ratio”) of Union common stock, par value $1.00 per share (the “Union Common Stock”). Cash will be paid in lieu of fractional shares. Capitalized terms used herein without definition shall have the meanings assigned to them in the Agreement. The other terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to Union.
      Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain publicly available financial statements and other historical financial information of Union that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Centrue that we deemed relevant; (iv) earnings per share estimates for Union for the years ending December 31, 2006 through 2009 as provided by, and reviewed with, senior management of Union; (v) internal financial projections for Centrue for the years ending December 31, 2006 through 2008 provided by and reviewed with senior management of Centrue and as reviewed with and adjusted by senior management of Union and estimated financial projections for the year ended December 31, 2009 as discussed with senior managements of Union; (vi) the pro forma financial impact of the Merger on Union, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings determined by the senior management of Union; (vii) the publicly reported historical price and trading activity for Union’s and Centrue’s common stock, including a comparison of certain financial and stock market information for Union and Centrue and similar publicly available information for certain other companies the securities of which are publicly traded; (viii) to the extent publicly available, the financial terms of certain recent merger of equals type business combinations in the commercial banking industry; (ix) the current market environment generally and the banking environment in particular; and (x) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of Union the business, financial condition, results of operations and prospects of Union and held similar discussions with certain members of senior management of Centrue regarding the business, financial condition, results of operations and prospects of Centrue.
      In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources or that was provided to us by Union and Centrue or their respective representatives and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of management of Union and Centrue that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We

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did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Union or Centrue or any of their subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Union and Centrue nor have we reviewed any individual credit files relating to Union and Centrue. We have assumed, with your consent, that the respective allowances for loan losses for both Union and Centrue are adequate to cover such losses.
      With respect to the earnings estimates for Union and Centrue reviewed with the managements of Union and Centrue and used by us in our analyses, Union’s and Centrue’s managements confirmed to us that they reflected the best currently available estimates and judgments of the respective managements of the respective future financial performances of Union and Centrue, respectively. With respect to the projections of transaction expenses and cost savings determined by and reviewed with the senior management of Union, management confirmed to us that they reflected the best currently available estimates and judgments of such management and we assumed that such performances would be achieved. We express no opinion as to such financial projections or the assumptions on which they are based. We have also assumed that there has been no material change in Union’s and Centrue’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that Union and Centrue will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements, that the conditions precedent in the agreements are not waived and that the Merger will be a tax-free reorganization for federal income tax purposes. Finally, with your consent, we have relied upon the advice Union has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.
      Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of Union’s common stock will be when issued to Centrue’s shareholders pursuant to the Agreement or the prices at which Union’s and Centrue’s common stock may trade at any time.
      We have acted as Union’s financial advisor in connection with the Merger and will receive a fee for our services and for rendering this opinion, a substantial portion of which is contingent upon consummation of the Merger. Union has also agreed to indemnify us against certain liabilities arising out of our engagement.
      In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Union and Centrue and their affiliates. We may also actively trade the equity or debt securities of Union and Centrue or their affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.
      Our opinion is directed to the Board of Directors of Union in connection with its consideration of the Merger and is directed only to the fairness, from a financial point of view, of the Exchange Ratio to Union and does not address the underlying business decision of Union to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for Union or the effect of any other transaction in which Union might engage. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without our prior written consent.
      Based upon and subject to the foregoing, it is our opinion, as of the date hereof, that the Exchange Ratio is fair to Union from a financial point of view.

Very truly yours,

Sandler O’Neill & Partners, L.P.

/s/ Sandler O’Neill & Partners, L.P.

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June 30, 2006
The Board of Directors
Centrue Financial Corporation
303 Fountains Parkway
Fairview Heights, IL 62208
Members of the Board:
      You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the stockholders of Centrue Financial Corporation (“TRUE”) of the exchange ratio in the proposed merger (the “Merger”) between TRUE and UnionBancorp, Inc. (“UBCD”), pursuant to the Agreement and Plan of Merger, dated as of June 30, 2006, between TRUE and UBCD (the “Agreement”). Pursuant to the terms of the Agreement, each outstanding share of the common stock of TRUE (the “Common Shares”), $0.01 par value per share, shall be converted at the effective time of the Merger into the right to receive 1.2 shares of common stock of UBCD, $1.00 par value per share.
      Keefe, Bruyette & Woods, Inc., as part of its investment banking business, is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of the banking enterprises. In the ordinary course of our business as a broker-dealer, we may, from time to time purchase securities from, and sell securities to, TRUE and UBCD, and as a market maker in securities, we may from time to time have a long or short position in, and buy or sell, debt or equity securities of TRUE and UBCD for our own account and for the accounts of our customers. To the extent we have any such position as of the date of this opinion it has been disclosed to TRUE. We have acted exclusively for the Board of Directors of TRUE in rendering this fairness opinion and will receive a fee from TRUE for our services.
      In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of TRUE and UBCD and the Merger, including among other things, the following: (i) the Agreement; (ii) the Annual Reports to Stockholders and Annual Reports on Form 10-K for the three years ended December 31, 2005 of TRUE and UBCD; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of TRUE and UBCD and certain other communications from TRUE and UBCD to their respective stockholders; (iv) earnings per share estimates for TRUE and UBCD for the years ending December 31, 2006, 2007 and 2008, as prepared by management and discussed with management; (v) historical stock prices and trading volumes of the common stock of TRUE and UBCD; and (vi) other financial information concerning the businesses and operations of TRUE and UBCD furnished to us by TRUE and UBCD for purposes of our analysis. We have also held discussions with senior management of TRUE and UBCD regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. In addition, we have compared certain financial and stock market information for TRUE and UBCD with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the banking industry and performed such other studies and analyses as we considered appropriate.
      In conducting our review and arriving at our opinion, we have relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not assumed any responsibility for independently verifying the accuracy or completeness of any such information. We have relied upon the management of TRUE and UBCD as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefore) provided to us, and we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of

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such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, with your consent, that the aggregate allowances for loan and lease losses for TRUE and UBCD are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals of the property of TRUE or UBCD, nor have we examined any individual credit files.
      We have considered such financial and other factors as we have deemed appropriate under the circumstances, including, among others, the following: (i) the historical and current financial position and results of operations of TRUE and UBCD; (ii) the assets and liabilities of TRUE and UBCD; and (iii) the nature and terms of certain other merger transactions involving banks and bank holding companies. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof.
      Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the exchange ratio in the Merger is fair, from a financial point of view, to holders of the Common Shares.

Very truly yours,

Keefe, Bruyette & Woods, Inc.

/s/ Keefe, Bruyette & Woods, Inc.

C-2

PART II.
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers
      Section 145 of the General Corporation Law of the State of Delaware (“Section 145”) authorizes a court to award, or a corporation’s board of directors to grant, indemnification to directors and officers in terms that are sufficiently broad to permit indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. UnionBancorp’s certificate of incorporation contains a provision eliminating the personal liability of its directors to the company or its stockholders consistent with Section 145. UnionBancorp’s bylaws provide for the mandatory indemnification of our directors, officers, employees and agents to the maximum extent permitted by Delaware law. UnionBancorp’s bylaws require that, before any individual is indemnified, the corporation must determine that indemnification is proper under the circumstances because the person has met the applicable standard of conduct. This determination is made (a) by a majority vote of the directors who are not parties to the action, proceeding or suit, or (b) if such directors so direct, by independent legal counsel, or (c) by the stockholders.

Item 21.	Exhibits and Financial Statement Schedules
      The exhibits filed pursuant to this Item 21 immediately follow the Exhibit Index. The following is a description of the applicable exhibits required for Form S-4 as provided by Item 601 of Regulation S-K.

Exhibit
Number	Description

2.1	Agreement and Plan of Merger dated June 30, 2006. This document is filed as Appendix A to the joint proxy statement-prospectus forming a part of this Registration Statement.

3.1	Restated Certificate of Incorporation of UnionBancorp, Inc. and Amendments thereto (filed as Exhibit to UnionBancorp’s Registration Statement on Form S-1 (Registration No. 33-9891) (the “S-1 Registration Statement”).

3.2	Bylaws of UnionBancorp, Inc. (as amended and restated June 17, 2004) (filed as Exhibit 3.2 to UnionBancorp’s Form 10-Q for the quarter ended June 30, 2004, and incorporated by reference herein).

4.1	Specimen Stock Certificate of UnionBancorp, Inc. (filed as Exhibit 4.6 to UnionBancorp’s S-1 Registration Statement and incorporated by reference herein).

4.2	Certificate of Designation of Series A Convertible Preferred Stock (filed as Exhibit 4.3 to UnionBancorp’s S-1 Registration Statement and incorporated by reference herein).

4.3	Certificate of Designation of Series B Preferred Stock (filed as Exhibit 4.4 to UnionBancorp’s S-1 Registration Statement and incorporated by reference herein).

4.4	Certificate of Designation of Series C Junior Participating Preferred Stock (filed as Exhibit 4.5 to UnionBancorp’s S-1 Registration Statement and incorporated by reference herein).

5.1	Opinion of Howard & Howard Attorneys, P.C. regarding legality of UnionBancorp, Inc. common stock to be issued in the merger.*

8.1	Opinion of Crowe Chizek & Company LLC regarding material Federal income tax consequences of the merger.*

10.1	Registration Agreement dated August 6, 1996, between the Company and each of Wayne W. Whalen and Dennis J. McDonnell (incorporated by reference from Exhibit 10.10 to UnionBancorp’s S-1 Registration Statement).

10.2	Loan Agreement between the Company and LaSalle National Bank dated August 2, 1996 (incorporated by reference from Exhibit 10.11 to UnionBancorp’s S-1 Registration Statement).

10.3	UnionBancorp, Inc. Employee Stock Ownership Plan (incorporated by reference from Exhibit 10.12 to UnionBancorp’s S-1 Registration Statement).

Exhibit
Number	Description

10.4	UnionBancorp, Inc. 1999 Nonqualified Stock Option Plan (incorporated by reference from Exhibit 10.1 to the registration statement on Form S-8 filed by the Company on December 10, 1999 (File No. 333-92549)).

10.5	UnionBancorp, Inc. 2000 Incentive Compensation Plan (incorporated by reference from Exhibit 10.1 to UnionBancorp’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 as filed with the SEC on November 13, 2001).

10.6	UnionBancorp, Inc. 2003 Stock Option Plan (incorporated by reference from UnionBancorp’s Proxy Statement in connection with UnionBancorp, Inc. 2003 annual meeting of stockholders filed with the SEC on Schedule 14A).

10.7	Form of Stock Option Agreements (incorporated by reference from Exhibit 10.1 to UnionBancorp’s Quarterly Report on Form 10-Q/ A for the quarter ended September 30, 2005, as filed with the SEC on July 14, 2006).

10.8	Thomas A. Daiber Employment Agreement (incorporated by reference from Exhibit 2.1 to UnionBancorp’s Current Report on Form 8-K filed with the SEC on July 7, 2006 (appears as Exhibit F-1 thereto)).

10.9	Scott A. Yeoman Employment Agreement (incorporated by reference from Exhibit 2.1 to UnionBancorp’s Current Report on Form 8-K filed with the SEC on July 7, 2006 (appears as Exhibit F-2 thereto)).

10.10	Kurt R. Stevenson Employment Agreement (incorporated by reference from Exhibit 2.1 to UnionBancorp’s Current Report on Form 8-K filed with the SEC on July 7, 2006 (appears as Exhibit F-3 thereto))

10.11	UnionBancorp, Inc. Voting Agreement (incorporated by reference from Exhibit 10.1 to UnionBancorp’s Current Report on Form 8-K filed with the SEC on July 7, 2006).

10.12	Centrue Financial Corporation Voting Agreement (incorporated by reference from Exhibit 10.2 to UnionBancorp’s Current Report on Form 8-K filed with the SEC on July 7, 2006).

23.1	Consent of Crowe Chizek & Company LLC.

23.2	Consent of McGladrey & Pullen, LLP.

23.3	Consent of Howard & Howard Attorneys, P.C.*

24.1	Power of Attorney.*

99.1	Form of Proxy to be delivered to the stockholders of UnionBancorp, Inc.*

99.2	Form of Proxy to be delivered to the stockholders of Centrue Financial Corporation.*

99.3	Consent of Person Named to be Future Director of UnionBancorp, Inc.*

99.4	Consent of Person Named to be Future Director of UnionBancorp, Inc.*

99.5	Consent of Person Named to be Future Director of UnionBancorp, Inc.*

99.6	Consent of Person Named to be Future Director of UnionBancorp, Inc.*

99.7	Consent of Person Named to be Future Director of UnionBancorp, Inc.*

*	Filed previously

Item 22.	Undertakings
      The undersigned registrant hereby undertakes:

(a) To file during any period in which offers and sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Act”);

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof), which individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) That for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
      The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
      The undersigned registrant hereby undertakes that every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
      The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the joint proxy statement-prospectus pursuant to items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in the documents filed subsequent to the effective date of this registration statement through the date of responding to the request.
      The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, as amended, UnionBancorp, Inc. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ottawa, State of Illinois, this 3rd day of October, 2006.

UNIONBANCORP, INC.

By:	/s/ Scott A. Yeoman

Scott A. Yeoman
President and Chief Executive Officer
POWER OF ATTORNEY
      The undersigned officers and directors of UnionBancorp, Inc. do hereby constitute and appoint Scott A. Yeoman and Kurt R. Stevenson, as their attorneys-in fact with power and authority to do any and all acts and things and to execute any and all instruments which said attorneys-in-fact, and either one of them, determine may be necessary or advisable or required to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules or regulations or requirements of the Securities and Exchange Commission in connection with this Registration Statement. Without limiting the generality of the foregoing power and authority, the powers granted include the power and authority to sign the names of the undersigned officers and directors in the capacities indicated below to the Registration Statement, to any and all amendments, both pre-effective and post-effective, and supplements to this Registration Statement, and to any and all instruments or documents filed as part of or in conjunction with this Registration Statement or amendments or supplements thereto, and each of the undersigned hereby ratifies and confirms all that said attorneys-in-fact or any of them shall do or cause to be done by virtue hereof. This Power of Attorney may be signed in several counterparts.
      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement and Power of Attorney has been signed on October 3, 2006, by the following persons in their capacities indicated.

Signature	Capacity

/s/ Scott A. Yeoman Scott A. Yeoman	President and Chief Executive Officer, Director

/s/ Kurt R. Stevenson Kurt R. Stevenson	Senior Executive Vice President and Principal Financial and Accounting Officer

** Richard J. Berry	Director

** Walter E. Breipohl	Director

** Robert J. Doty	Director

Signature		Capacity

** Dennis J. McDonnell		Director

** I. J. Reinhardt, Jr.		Director

** John A. Shinkle		Director

** Scott C. Sullivan		Director

** John A. Trainor		Director

** Signed pursuant to Power of Attorney.

By:	/s/ Scott A. Yeoman Scott A. Yeoman

EXHIBIT INDEX

Exhibit
Number	Description

2.1	Agreement and Plan of Merger dated June 30, 2006. This document is filed as Appendix A to the joint proxy statement-prospectus forming a part of this Registration Statement.

3.1	Restated Certificate of Incorporation of UnionBancorp, Inc. and Amendments thereto (filed as Exhibit to UnionBancorp’s Registration Statement on Form S-1 (Registration No. 33-9891) (the “S-1 Registration Statement”).

3.2	Bylaws of UnionBancorp, Inc. (as amended and restated June 17, 2004) (filed as Exhibit 3.2 to UnionBancorp’s Form 10-Q for the quarter ended June 30, 2004, and incorporated by reference herein).

4.1	Specimen Stock Certificate of UnionBancorp, Inc. (filed as Exhibit 4.6 to UnionBancorp’s S-1 Registration Statement and incorporated by reference herein).

4.2	Certificate of Designation of Series A Convertible Preferred Stock (filed as Exhibit 4.3 to UnionBancorp’s S-1 Registration Statement and incorporated by reference herein).

4.3	Certificate of Designation of Series B Preferred Stock (filed as Exhibit 4.4 to UnionBancorp’s S-1 Registration Statement and incorporated by reference herein).

4.4	Certificate of Designation of Series C Junior Participating Preferred Stock (filed as Exhibit 4.5 to UnionBancorp’s S-1 Registration Statement and incorporated by reference herein).

5.1	Opinion of Howard & Howard Attorneys, P.C. regarding legality of UnionBancorp, Inc. common stock to be issued in the merger.*

8.1	Opinion of Crowe Chizek & Company LLC regarding material Federal income tax consequences of the merger.*

10.1	Registration Agreement dated August 6, 1996, between the Company and each of Wayne W. Whalen and Dennis J. McDonnell (incorporated by reference from Exhibit 10.10 to UnionBancorp’s S-1 Registration Statement).

10.2	Loan Agreement between the Company and LaSalle National Bank dated August 2, 1996 (incorporated by reference from Exhibit 10.11 to UnionBancorp’s S-1 Registration Statement).

10.3	UnionBancorp, Inc. Employee Stock Ownership Plan (incorporated by reference from Exhibit 10.12 to UnionBancorp’s S-1 Registration Statement).

10.4	UnionBancorp, Inc. 1999 Nonqualified Stock Option Plan (incorporated by reference from Exhibit 10.1 to the registration statement on Form S-8 filed by the Company on December 10, 1999 (File No. 333-92549)).

10.5	UnionBancorp, Inc. 2000 Incentive Compensation Plan (incorporated by reference from Exhibit 10.1 to UnionBancorp’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 as filed with the SEC on November 13, 2001).

10.6	UnionBancorp, Inc. 2003 Stock Option Plan (incorporated by reference from UnionBancorp’s Proxy Statement in connection with UnionBancorp, Inc. 2003 annual meeting of stockholders filed with the SEC on Schedule 14A).

10.7	Form of Stock Option Agreements (incorporated by reference from Exhibit 10.1 to UnionBancorp’s Quarterly Report on Form 10-Q/ A for the quarter ended September 30, 2005, as filed with the SEC on July 14, 2006).

10.8	Thomas A. Daiber Employment Agreement (incorporated by reference from Exhibit 2.1 to UnionBancorp’s Current Report on Form 8-K filed with the SEC on July 7, 2006 (appears as Exhibit F-1 thereto)).

10.9	Scott A. Yeoman Employment Agreement (incorporated by reference from Exhibit 2.1 to UnionBancorp’s Current Report on Form 8-K filed with the SEC on July 7, 2006 (appears as Exhibit F-2 thereto)).

10.10	Kurt R. Stevenson Employment Agreement (incorporated by reference from Exhibit 2.1 to UnionBancorp’s Current Report on Form 8-K filed with the SEC on July 7, 2006 (appears as Exhibit F-3 thereto))

10.11	UnionBancorp, Inc. Voting Agreement (incorporated by reference from Exhibit 10.1 to UnionBancorp’s Current Report on Form 8-K filed with the SEC on July 7, 2006).

Exhibit
Number	Description

10.12	Centrue Financial Corporation Voting Agreement (incorporated by reference from Exhibit 10.2 to UnionBancorp’s Current Report on Form 8-K filed with the SEC on July 7, 2006).

23.1	Consent of Crowe Chizek & Company LLC.

23.2	Consent of McGladrey & Pullen, LLP.

23.3	Consent of Howard & Howard Attorneys, P.C.*

24.1	Power of Attorney.*

99.1	Form of Proxy to be delivered to the stockholders of UnionBancorp, Inc.*

99.2	Form of Proxy to be delivered to the stockholders of Centrue Financial Corporation.*

99.3	Consent of Person Named to be Future Director of UnionBancorp, Inc.*

99.4	Consent of Person Named to be Future Director of UnionBancorp, Inc.*

99.5	Consent of Person Named to be Future Director of UnionBancorp, Inc.*

99.6	Consent of Person Named to be Future Director of UnionBancorp, Inc.*

99.7	Consent of Person Named to be Future Director of UnionBancorp, Inc.*

*	Filed previously